As filed with the Securities and Exchange Commission on July 26, 2024.

Registration No. 333-280369

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENEO PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-2309515
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18575 Jamboree Road, Suite 275-S

Irvine, CA 92612

(858) 283-0280

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory J. Flesher

President and Chief Executive Officer

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, CA 92612

(858) 283-0280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonn R. Beeson Bradley C. Brasser Jeremy W. Cleveland Jones Day 3161 Michelson Drive, Suite 800 Irvine, CA 92612 (949) 851-3939	Nicholas A. Saccomano, Ph.D. Chief Executive Officer OnKure, Inc. 6707 Winchester Circle, Suite 400 Boulder, CO 80301 (720) 307-2892	Jennifer D. Knapp Ethan Lutske Jesse Schumaker Wilson Sonsini Goodrich & Rosati, P.C. 1881 9th Street, Suite 110 Boulder, CO 80302 (303) 256-5900

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 26, 2024

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the stockholders of Reneo Pharmaceuticals, Inc. and OnKure, Inc.:

On May 10, 2024, Reneo Pharmaceuticals, Inc., a Delaware corporation (“Reneo”), entered into an Agreement and Plan of Merger (the “Merger Agreement” and the transactions contemplated thereby, the “Proposed Transactions”) by and among Reneo, Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Reneo (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo (“Merger Sub II”), and OnKure, Inc., a Delaware corporation (“OnKure”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (a) Merger Sub I will merge with and into OnKure (the “First Merger”), with Merger Sub I ceasing to exist and OnKure surviving the merger as a direct, wholly owned subsidiary of Reneo (Reneo following the First Merger, “NewCo”), and (b) as promptly as practicable following the First Merger, OnKure, as the surviving company of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the merger as a direct, wholly owned subsidiary of NewCo (the “Second Merger,” and together with the First Merger, the “Mergers”). The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), (a) each then-outstanding share of OnKure’s common stock, par value $0.0001 per share (“OnKure Common Stock”) will be converted into the right to receive a number of shares of common stock of Reneo, which at the First Effective Time will be reclassified as Class A common stock, par value $0.0001 per share, of NewCo (“NewCo Class A Common Stock”), equal to a ratio calculated in accordance with the Merger Agreement (the “Common Stock Exchange Ratio”) and (b) each then-outstanding share of OnKure’s preferred stock, par value $0.0001 per share (“OnKure Preferred Stock”), will be converted into the right to receive a number of shares of NewCo Class A Common Stock, equal to a ratio calculated in accordance with the Merger Agreement (the “Preferred Stock Exchange Ratio” and, together with the Common Stock Exchange Ratio, the “Exchange Ratios”) (the shares of NewCo Class A Common Stock issuable pursuant to the foregoing clauses (a) and (b) and any shares of NewCo Class B Common Stock issuable pursuant to the immediately following clause, the “Merger Consideration”); provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of a new series of non-voting common stock designated Class B common stock, par value $0.0001 per share, of NewCo (“NewCo Class B Common Stock” and, together with NewCo Class A Common Stock, “NewCo Common Stock,” and such shares of NewCo Class B Common Stock will also constitute Merger Consideration).

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, each restricted stock unit (“OnKure RSU”) corresponding to shares of OnKure Preferred Stock issued pursuant to the OnKure 2023 RSU Equity Incentive Plan, the OnKure 2021 Stock Incentive Plan or the OnKure 2011 Stock Incentive Plan (the “OnKure Equity Plans”) that is outstanding immediately prior to the First Effective Time will be assumed by NewCo and will be converted into a NewCo restricted stock unit award (“Converted NewCo RSU”) covering a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time. Each Converted NewCo RSU will be subject to the same terms and conditions (including vesting and repurchase provisions) that are applicable to such OnKure RSU as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure RSUs by NewCo).

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, each then-outstanding option to purchase OnKure Common Stock (“OnKure Option”) will be assumed by NewCo and converted into an option to purchase NewCo Class A Common Stock (“Converted NewCo Option”), subject to the adjustments set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, NewCo will assume the OnKure Equity Plans and any award agreements related to the Converted NewCo Options and Converted NewCo RSUs and, other than as set forth in the Merger Agreement, each Converted NewCo Option will be subject to the same terms and conditions (including vesting schedule, repurchase provisions, forfeiture provisions, and any restrictions on exercisability) that are applicable to such OnKure Option as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure Options by NewCo).

Pursuant to the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio formulas in the Merger Agreement, upon the First Effective Time, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments described below and excluding any shares reserved for future grants under the 2024 Equity Incentive Plan of NewCo and the 2024 Employee Stock Purchase Plan of NewCo). The ownership percentage of pre-Mergers Reneo stockholders will be adjusted upward if Reneo’s net cash as of the close of business on the business day immediately preceding the closing date of the Mergers is greater than $61.0 million or downward if Reneo’s net cash as of the close of business on the business day immediately preceding the closing date of the Mergers is less than $59.0 million. The expected relative ownership percentages of pre-Mergers OnKure stockholders and pre-Mergers Reneo stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

The Exchange Ratios assume (a) a valuation for Reneo of $75.0 million, which is subject to adjustment to the extent that Reneo’s net cash is greater than $61.0 million or less than $59.0 million, and (b) a valuation for OnKure of $170.0 million. The Exchange Ratios are also based on the relative capitalization of each of Reneo and OnKure, using the treasury stock method, as set forth in the Merger Agreement.

In connection with the Mergers, Reneo concurrently entered into a Subscription Agreement with certain existing OnKure stockholders and new investors (collectively, the “PIPE Investors”) pursuant to which, among other things, Reneo agreed to issue to the PIPE Investors shares of NewCo Class A Common Stock concurrently with the Mergers in a private placement transaction for an aggregate purchase price of $65.0 million, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors (the “Concurrent PIPE Investments”). The closing of the Concurrent PIPE Investments is conditioned upon the satisfaction or waiver of the conditions to the closing of the Mergers and the substantially concurrent closing of the Mergers, as well as certain other conditions. The Concurrent PIPE Investments are more fully described in the accompanying proxy statement/prospectus.

Completion of the Mergers is subject to certain closing conditions, as more particularly described in the Merger Agreement and the accompanying proxy statement/prospectus, including the requisite approvals by Reneo’s and OnKure’s stockholders, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions.

Concurrently and in connection with the execution of the Merger Agreement, certain executive officers and the directors of OnKure, certain stockholders of OnKure and the directors of Reneo that are expected to remain on the board of directors of NewCo following the completion of the Mergers, entered into lock-up agreements pursuant to which, and subject to specified exceptions, they have agreed not to transfer their shares of NewCo Common Stock for the 180-day period following the completion of the Mergers.

Reneo’s existing common stock, par value $0.0001 per share (“Reneo Common Stock”) is currently listed on the Nasdaq Global Market under the symbol “RPHM.” Reneo expects to file an initial listing application for the NewCo Class A Common Stock on the Nasdaq Global Market of The Nasdaq Stock Market LLC, and the

approval of such Nasdaq listing application is a closing condition to the Mergers. At the First Effective Time, each outstanding share of Reneo Common Stock will be reclassified as NewCo Class A Common Stock. After completion of the Proposed Transactions, NewCo is expected to be renamed “OnKure Therapeutics, Inc.” and the NewCo Class A Common Stock is expected to trade under the symbol “OKUR.” It is a condition of the completion of the Mergers that the Reneo Common Stock has maintained its listing on Nasdaq and the NewCo Class A Common Stock be approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Mergers will not be completed unless the condition is waived by both Reneo and OnKure. The listing condition set forth in the Merger Agreement is not expected to be waived by either party. On    , 2024, the last practicable trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Reneo Common Stock was $    per share.

Reneo stockholders are cordially invited to attend the special meeting of Reneo stockholders (the “Reneo Special Meeting”), which is being held in order to obtain the stockholder approvals necessary to complete the Proposed Transactions and related matters. The Reneo Special Meeting will be held virtually via live webcast at      on     , 2024, commencing at    Pacific Time, unless adjourned or postponed to a later date, for the purpose of considering and voting upon the matters set forth in the Notice of Special Meeting of Stockholders and the accompanying proxy statement/prospectus. The Reneo Special Meeting will be held entirely online. Reneo stockholders will be able to attend the meeting online and vote during the meeting until polls are closed by registering in advance at     .

Concurrently and in connection with the execution of the Merger Agreement, (a) certain stockholders of OnKure (solely in their respective capacities as OnKure stockholders) holding approximately 98.3% of the outstanding shares of OnKure Preferred Stock and approximately 77.3% of the outstanding shares of OnKure capital stock, entered into support agreements with Reneo and OnKure to vote all of their shares of OnKure capital stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby (the “OnKure Support Agreements”) and (b) certain stockholders of Reneo holding approximately 28.2% of the outstanding shares of Reneo Common Stock entered into support agreements with Reneo and OnKure to vote all of their shares of Reneo Common Stock in favor of the Reneo Stockholder Proposals (as defined in the accompanying proxy statement/prospectus).

After careful consideration, the Reneo board of directors (the “Reneo Board”) and the OnKure board of directors have each approved the Merger Agreement and have determined that it is advisable and in the best interests of their respective stockholders to consummate the Proposed Transactions. The Reneo Board has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Reneo, OnKure, Merger Sub I, Merger Sub II, the Merger Agreement, the Proposed Transactions and the Reneo Stockholder Proposals is contained in the accompanying proxy statement/prospectus. You are urged to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 35 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Reneo and OnKure are excited about the opportunities the Proposed Transactions bring to the stockholders of both Reneo and OnKure and thank you for your consideration and continued support.

/s/ Gregory J. Flesher	/s/ Nicholas A. Saccomano

President and Chief Executive Officer	President and Chief Executive Officer

Reneo Pharmaceuticals, Inc.	OnKure, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated    , 2024, and is first being mailed to Reneo Pharmaceuticals, Inc. stockholders on or about    , 2024.

RENEO PHARMACEUTICALS, INC.

18575 Jamboree Road, Suite 275-S

Irvine, CA 92612

(858) 283-0280

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON    , 2024

Dear Stockholders of Reneo Pharmaceuticals, Inc.:

On behalf of the board of directors of Reneo Pharmaceuticals, Inc. (the “Reneo Board”), a Delaware corporation (“Reneo”), we are pleased to deliver this proxy statement/prospectus for a special meeting of stockholders of Reneo, including any adjournment or postponement thereof (the “Reneo Special Meeting”), relating to the proposed transactions between Reneo and OnKure, Inc., a Delaware corporation (“OnKure”). On May 10, 2024, Reneo, Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Reneo (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo (“Merger Sub II”), and OnKure entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Proposed Transactions”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Reneo stockholder approval (the “Reneo Stockholder Approval”) and OnKure stockholder approval (the “OnKure Stockholder Approval”)), on the date of the closing of the Proposed Transactions: (a) Merger Sub I will merge with and into OnKure (the “First Merger”), with OnKure surviving the First Merger as a direct, wholly owned subsidiary of Reneo (Reneo following the First Merger, “NewCo”), (b) at the effective time of the First Merger (the “First Effective Time”), (i) Reneo’s amended and restated bylaws will be amended and restated in a manner to be mutually agreed by Reneo and OnKure (as amended and restated, the “Amended Bylaws”), (ii) Reneo’s amended and restated certificate of incorporation (the “Reneo Certificate of Incorporation”), will be amended and restated in a manner to be mutually agreed by Reneo and OnKure (as amended and restated, the “Amended Certificate of Incorporation”), and (iii) as consideration for the Mergers, the equity holders of OnKure will receive the Merger Consideration (as defined in the Merger Agreement), which will consist of Class A common stock, par value $0.0001 per share, of NewCo (“NewCo Class A Common Stock”), and Class B common stock, par value $0.0001 per share, of NewCo (“NewCo Class B Common Stock,” and together with the NewCo Class A Common Stock, the “NewCo Common Stock”), and (c) as promptly as practicable following the completion of the First Merger, the merger of the surviving company of the First Merger with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo. At the First Effective Time, each outstanding share of Reneo’s common stock, par value $0.0001 per share (the “Reneo Common Stock”), will be reclassified as NewCo Class A Common Stock.

The Reneo Special Meeting will be held virtually via live webcast at      on     , 2024 at    Pacific Time for the following purposes:

1.

To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers (the “Nasdaq Mergers Share Issuance Proposal”);

2.

To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of NewCo Common Stock outstanding as of the date of the execution of the Subscription Agreement (the “PIPE Share Issuance Proposal”);

3.

To consider and vote upon a proposal to approve the Amended Certificate of Incorporation, which, as of the First Effective Time, will amend and restate the Reneo Certificate of Incorporation (the “Reneo Charter Amendment Proposal”);

4.

To consider and vote upon a proposal to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time (the “Reverse Stock Split Proposal”);

5.	To consider and vote upon a proposal to approve the 2024 Equity Incentive Plan of NewCo (the “2024 Equity Incentive Plan Proposal”);

6.	To consider and vote upon a proposal to approve the 2024 Employee Stock Purchase Plan of NewCo (the “2024 ESPP Proposal”);

7.

To consider and vote upon a proposal to approve an adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals (the “Adjournment Proposal”); and

8.	To transact such other business as may properly come before the Reneo Special Meeting or any adjournment or postponement thereof.

The record date for the Reneo Special Meeting is     , 2024. Only Reneo stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the Reneo Special Meeting or any adjournment or postponement thereof. At the close of business on the record date, there were    shares of Reneo Common Stock outstanding and entitled to vote. Reneo’s list of stockholders as of     , 2024 will be available for inspection ten days prior to the Reneo Special Meeting during ordinary business hours at Reneo’s corporate headquarters.

The Reneo Special Meeting will be a virtual meeting held exclusively via live webcast. You may attend the Reneo Special Meeting and vote your shares electronically during the Reneo Special Meeting. Whether or not you expect to attend the Reneo Special Meeting, you are respectfully requested to promptly either (i) sign, date and return the enclosed proxy card or voting instruction form, or (ii) vote via telephone or the internet by following the instructions provided on the enclosed proxy card or voting instruction form.

In order to attend the Reneo Special Meeting, you must register in advance at     . After completing your registration, you will receive further instructions via email, including a unique link that will allow you to access the Reneo Special Meeting and to vote during the Reneo Special Meeting. As part of the registration process, you must enter the 16-digit control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. Please be sure to follow the instructions found on your proxy card or voting instruction form.

Your vote as a stockholder of Reneo Pharmaceuticals, Inc. is very important. Each share of Reneo Common Stock that you own represents one vote. The affirmative vote of the majority of the votes cast at the Reneo Special Meeting and entitled to vote on the subject matter is required for approval of Proposals Nos. 1, 2, 4, 5 and 6. The affirmative vote of the majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Reneo Special Meeting and entitled to vote on the subject matter is required for approval of Proposal No. 7. Approval of Proposal No. 3 requires the affirmative vote of the holders of a majority of Reneo Common Stock outstanding on the record date for the Reneo Special Meeting entitled to vote on the subject matter.

Proposals No. 3, 4, 5 and 6 are conditioned upon the approval of Proposals No. 1 and 2. The Mergers cannot be consummated without the approval of Proposals Nos. 1, 2, 3 and 4.

THE RENEO BOARD HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, RENEO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Reneo Board,
Gregory J. Flesher
President and Chief Executive Officer
Irvine, California
, 2024

i

FREQUENTLY USED TERMS

“2024 Equity Incentive Plan” means the 2024 Equity Incentive Plan of NewCo in the form attached as Annex I to the accompanying proxy statement/prospectus.

“2024 Equity Incentive Plan Proposal” means the proposal to approve the 2024 Equity Incentive Plan.

“2024 ESPP” means the 2024 Employee Stock Purchase Plan of NewCo in the form attached as Annex J to the accompanying proxy statement/prospectus.

“2024 ESPP Proposal” means the proposal to approve the 2024 ESPP.

“2024 Plans” means both the 2024 Equity Incentive Plan and the 2024 ESPP.

“Adjournment Proposal” means the proposal to approve the adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies.

“Amended Bylaws” means the bylaws of NewCo following the completion of the Proposed Transactions.

“Amended Certificate of Incorporation” means the amended and restated certificate of incorporation of NewCo following the consummation of the Proposed Transactions.

“Charter Amendment Proposals” means the Reneo Charter Amendment Proposal and the Reverse Stock Split Proposal.

“Combined Company” means NewCo and all of its subsidiaries, including its wholly owned subsidiaries following the consummation of the Proposed Transactions.

“Common Stock Exchange Ratio” means, subject to adjustment to reflect any Reverse Stock Split, the exchange ratio of    shares of OnKure Common Stock to     shares of NewCo Class A Common Stock.

“Closing” means the closing of the Mergers.

“Closing Date” means (a) the second business day after the satisfaction or waiver of the conditions pursuant to the Merger Agreement or (b) such other date as may be mutually agreed to in writing by Reneo and OnKure.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concurrent PIPE Investments” means the purchase, for cash or the exchange of convertible debt incurred by OnKure, of a number of shares of NewCo Class A Common Stock by certain investors representing an aggregate commitment of $65.0 million, which amount may be increased to $85.0 million.

“Converted NewCo Option” means an OnKure Option that is outstanding immediately prior to the First Effective Time that, at the First Effective Time, is assumed by NewCo and converted into an option to purchase NewCo Class A Common Stock in the manner and subject to the adjustments set forth in the Merger Agreement.

“Converted NewCo RSU” means an OnKure RSU that is outstanding immediately prior to the First Effective Time that, at the First Effective Time, is assumed by NewCo and converted into a restricted stock unit award covering shares of NewCo Class A Common Stock in the manner and subject to the adjustments set forth in the Merger Agreement.

“DGCL” means the Delaware General Corporation Law, as amended.

“Equity Plan Proposals” means the 2024 Equity Incentive Plan Proposal and the 2024 ESPP Proposal.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Equiniti Trust Company, LLC, in its capacity as exchange agent.

“Exchange Ratios” means, collectively, the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratio.

“First Effective Time” means the time when the OnKure certificate of merger has been duly filed with the Secretary of State of the State of Delaware to effectuate the merger of Merger Sub I with and into OnKure or at such later time as may be agreed by Reneo and OnKure in writing.

“First Merger” means the merger of Merger Sub I with and into OnKure.

“GAAP” means U.S. generally accepted accounting principles.

“Investors’ Rights Agreement” means the Amended and Restated Investors’ Rights Agreement, by and among Reneo and certain of its stockholders, dated December 9, 2020.

“IRS” means the U.S. Internal Revenue Service.

“Leerink Partners” means Leerink Partners LLC.

“Lock-Up Agreements” means the lock-up agreements, each dated May 10, 2024, pursuant to which, and subject to certain exceptions, certain executive officers and the directors of OnKure, certain stockholders of OnKure and the directors of Reneo that are expected to remain on the NewCo Board following the completion of the Mergers agreed not to transfer their shares of NewCo Common Stock for the 180-day period following the completion of the Mergers.

“Merger Agreement” means the Agreement and Plan of Merger, dated May 10, 2024, by and among Reneo, Merger Sub I, Merger Sub II and OnKure.

“Merger Consideration” means the shares of NewCo Class A Common Stock and NewCo Class B Common Stock, as applicable, issued to OnKure Stockholders in the Mergers, calculated in accordance with the Merger Agreement.

“Merger Sub I” means Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Reneo.

“Merger Sub II” means Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo.

“Mergers” means, collectively, the First Merger and the Second Merger. If only the First Merger is completed under the circumstances described in this proxy statement/prospectus, all references to the Mergers herein shall refer only to the First Merger.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Share Issuance Proposals” means the Nasdaq Mergers Share Issuance Proposal and the PIPE Share Issuance Proposal.

“Nasdaq Mergers Share Issuance Proposal” means the proposal to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers.

“NewCo” means OnKure Therapeutics, Inc. (f/k/a Reneo Pharmaceuticals, Inc.), a Delaware corporation, immediately after the First Effective Time.

“NewCo Board” means the board of directors of NewCo immediately following the consummation of the Proposed Transactions.

“NewCo Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of NewCo.

“NewCo Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of NewCo.

“NewCo Common Stock” means, collectively, NewCo Class A Common Stock and NewCo Class B Common Stock.

“OnKure” means OnKure, Inc.

“OnKure Board” means the board of directors of OnKure, Inc.

“OnKure Bylaws” means the bylaws of OnKure, effective as of March 24, 2011.

“OnKure Capital Stock” means, collectively, the OnKure Common Stock and OnKure Preferred Stock.

“OnKure Certificate of Incorporation” means the fourth amended and restated certificate of incorporation of OnKure, effective as of March 24, 2023.

“OnKure Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of OnKure.

“OnKure Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of OnKure.

“OnKure Common Stock” means, collectively, the OnKure Class A Common Stock and OnKure Class B Common Stock of OnKure, Inc.

“OnKure Equity Plans” means, collectively, the OnKure 2023 RSU Equity Incentive Plan, the OnKure 2021 Stock Incentive Plan and the OnKure 2011 Stock Incentive Plan, in each case, as may be amended from time to time.

“OnKure IRA” means an amended and restated investors’ rights agreement, dated March 24, 2023, between OnKure and certain holders of OnKure Capital Stock.

“OnKure Measurement Date” means May 6, 2024, as of the close of business.

“OnKure Options” means options to purchase shares of OnKure Common Stock issued pursuant to an OnKure Equity Plan.

“OnKure Preferred Stock” means preferred stock, par value $0.0001 per share, of OnKure, including, for the avoidance of doubt, the OnKure Series C Preferred Stock.

“OnKure RSUs” means restricted stock units corresponding to shares of OnKure Series C Preferred Stock issued pursuant to the OnKure 2023 RSU Equity Incentive Plan.

“OnKure Series C Preferred Stock” means the Series C Preferred Stock, par value $0.0001 per share, of OnKure.

“OnKure Stockholder Approval” means the approval by the OnKure Stockholders of the Mergers and the Merger Agreement.

“OnKure Stockholders” means the stockholders of OnKure prior to the First Effective Time.

“OnKure Support Agreements” means the Company Support Agreements, each dated May 10, 2024, between Reneo, OnKure, and certain OnKure Stockholders, who, as of May 10, 2024, collectively and in the aggregate, held voting power of approximately 98.3% of the outstanding shares of OnKure Preferred Stock and approximately 77.3% of the outstanding shares of OnKure Capital Stock.

“Outside Date” means November 10, 2024, as may be extended pursuant to Section 9.1(b) of the Merger Agreement.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“PIPE Investors” means those certain investors listed on Exhibit A to the Subscription Agreement.

“PIPE Share Issuance Proposal” means the proposal to approve the issuance of shares of NewCo Class A Common Stock to the PIPE Investors concurrently with the Closing.

“Preferred Stock Exchange Ratio” means, subject to adjustment to reflect any Reverse Stock Split, the exchange ratio of     shares of OnKure Preferred Stock, as converted to OnKure Common Stock, to    shares of NewCo Common Stock.

“Proposed Transactions” means the Mergers, the filing of the Amended Certificate of Incorporation, the Reverse Stock Split, the Concurrent PIPE Investments and the other transactions contemplated by the Merger Agreement and the Subscription Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated as of the Closing Date, by and among NewCo and the PIPE Investors.

“Reneo” means Reneo Pharmaceuticals, Inc., a Delaware corporation, and all of its subsidiaries prior to the First Effective Time.

“Reneo Board” means the board of directors of Reneo prior to the First Effective Time.

“Reneo Bylaws” means the amended and restated bylaws of Reneo, effective as of April 13, 2021.

“Reneo Certificate of Incorporation” means the amended and restated certificate of incorporation of Reneo, effective as of April 13, 2021.

“Reneo Charter Amendment Proposal” means the proposal to approve the Amended Certificate of Incorporation.

“Reneo Common Stock” means the existing common stock, par value $0.0001 per share, of Reneo, which will be reclassified as NewCo Class A Common Stock prior to the First Effective Time.

“Reneo Equity Plans” means, collectively, the Reneo 2021 Equity Incentive Plan, the Reneo 2014 Equity Incentive Plan and the Reneo ESPP, in each case, as may be amended from time to time.

“Reneo ESPP” means the Reneo 2021 Employee Stock Purchase Plan.

“Reneo Options” means options to purchase shares of Reneo Common Stock issued pursuant to a Reneo Equity Plan or otherwise (but for the avoidance of doubt, not including any purchase rights pursuant to the Reneo ESPP).

“Reneo Measurement Date” means May 7, 2024, as of the close of business.

“Reneo RSUs” means restricted stock units corresponding to shares of Reneo Common Stock issued pursuant to a Reneo Equity Plan or otherwise.

“Reneo Special Meeting” means the special meeting of Reneo Stockholders, including any adjournment or postponement of such meeting, to be called for the purpose of considering and, if thought fit, approving, the Reneo Stockholder Proposals.

“Reneo Support Agreements” means the Parent Support Agreements, each dated May 10, 2024, between Reneo, OnKure, and certain Reneo Stockholders, who as of May 10, 2024, collectively and in the aggregate, held voting power of approximately 28.2% of the then outstanding voting power of Reneo Common Stock.

“Reneo Stockholder Approval” means the approval by the Reneo Stockholders of the Nasdaq Share Issuance Proposals, the Charter Amendment Proposals and the Equity Plan Proposals.

“Reneo Stockholders” means the stockholders of Reneo prior to the First Effective Time.

“Reneo Stockholder Proposals” means the proposals to be presented at the Reneo Special Meeting.

“Required Reneo Stockholder Approval” means the approval by the Reneo Stockholders of the Nasdaq Share Issuance Proposals and the Charter Amendment Proposals.

“Required Reneo Stockholder Proposals” means the Nasdaq Share Issuance Proposals and the Charter Amendment Proposals, the approval of each of which is a condition to completion of the Mergers.

“Reverse Stock Split” means the proposed reverse stock split of all of the shares of Reneo Common Stock outstanding at the time of effectiveness thereof by a ratio to be determined by OnKure subject to Reneo’s approval (which approval may not be unreasonably withheld, conditioned or delayed) and in the range of not less than 1-for-     and not greater than 1-for-    , with the implementation and timing of such Reverse Stock Split, as determined in the discretion of the Reneo Board and as agreed to by OnKure, to be at or prior to the First Effective Time, as described in Proposal No. 4 in this proxy statement/prospectus and to be considered and voted upon at the Reneo Special Meeting.

“Reverse Stock Split Proposal” means the proposal to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means the merger of the surviving company of the First Merger with and into Merger Sub II, with Merger Sub II surviving.

“Second Effective Time” means the time when the Merger Sub II certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Reneo and OnKure in writing and specified in the Merger Sub II certificate of merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Subscription Agreement” means the Subscription Agreement, dated May 10, 2024, by and among Reneo and the PIPE Investors.

“Support Agreements” means the Reneo Support Agreements and OnKure Support Agreements.

“Transfer Agent” means Equiniti Trust Company, LLC.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Reneo that is not included in or delivered with this document. You may obtain this information without charge through the SEC website at www.sec.gov or upon your written or oral request by contacting Reneo Pharmaceuticals, Inc., 18575 Jamboree Road, Suite 275-S, Irvine, CA 92612, Attention: Corporate Secretary, or by calling (858) 283-0280.

To ensure timely delivery of these documents, any request for additional copies of materials should be made prior to the Reneo Special Meeting.

For additional details about where you can find information about Reneo, see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Reneo (File No. 333-280369), constitutes a prospectus of Reneo under Section 5 of the Securities Act, with respect to the Merger Consideration to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Reneo Special Meeting at which Reneo Stockholders will be asked to consider and vote on the Reneo Stockholder Proposals set forth herein. The NewCo Class A Common Stock that will be issued in the Concurrent PIPE Investments will not be covered by the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and will be subject to restrictions on resale until such shares are registered for resale.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2024. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Reneo contained in this proxy statement/prospectus or incorporated by reference has been provided by Reneo, and the information concerning OnKure contained in this proxy statement/prospectus has been provided by OnKure.

Except where specifically noted, this proxy statement/prospectus does not give effect to the Reverse Stock Split described elsewhere in this proxy statement/prospectus.

Except as otherwise noted, references to “we,” “us” or “our” refer to both Reneo and OnKure.

TRADEMARK NOTICE

Reneo and OnKure have proprietary rights to trademarks, trade names and service marks appearing in this proxy statement/prospectus that are important to their respective businesses. This proxy statement/prospectus may also contain trade names, trademarks and service marks belonging to companies other than Reneo and OnKure that are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks may appear in this proxy statement/prospectus without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners, including Reneo and OnKure, will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors with respect thereto.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry and market data that Reneo and OnKure have obtained from industry publications, third-party studies and surveys, filings of public companies in their respective industries and related industry and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this proxy statement/prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS

The following section provides answers to frequently asked questions about the Proposed Transactions. This section, however, provides only summary information. For a more complete response to each of these questions and for additional information, refer to the cross-referenced sections in this proxy statement/prospectus.

Q:	What are the Mergers?

A:

On May 10, 2024, Reneo entered into the Merger Agreement by and among Reneo, Merger Sub I, Merger Sub II and OnKure pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (a) at the First Effective Time Merger Sub I will merge with and into OnKure, with Merger Sub I ceasing to exist and OnKure surviving the First Merger as a direct, wholly owned subsidiary of NewCo, and (b) as promptly as practicable following the First Merger, OnKure, as the surviving company of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo. The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization.

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, (a) each then-outstanding share of OnKure Common Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Common Stock Exchange Ratio and (b) each then-outstanding share of OnKure Preferred Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of a new series of non-voting common stock designated NewCo Class B Common Stock.

Immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). Following the consummation of the Concurrent PIPE Investments, assuming a subscription amount of $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split and (ii) to the extent that Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively). The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

Q:	Why are the two companies proposing to merge?

A:

Reneo and OnKure believe that the Mergers will provide NewCo with a robust pipeline, strong leadership team and substantial capital resources, allowing NewCo to focus on the discovery and development of precision medicines that target biologically validated drivers of cancers underserved by available therapies. For a discussion of Reneo’s and OnKure’s reasons for the Mergers, see the sections entitled “The Mergers—Reneo Reasons for the Mergers” and “The Mergers—OnKure Reasons for the Mergers” beginning on pages 121 and 125, respectively, of this proxy statement/prospectus.

Q:	What is NewCo’s plan with respect to Reneo’s legacy assets?

A:

NewCo shall continue to hold, maintain and preserve Reneo’s legacy assets related to Reneo’s license agreement with vTv Therapeutics LLC, under which Reneo has an exclusive, worldwide, sublicensable license under certain vTv Therapeutics LLC intellectual property to develop, manufacture and commercialize PPARd agonists and products containing such PPARd agonists, including mavodelpar, for therapeutic, prophylactic or diagnostic application in humans.

Q:	What will happen to Reneo if, for any reason, the Mergers with OnKure do not close?

A:

Reneo has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Mergers with OnKure. In the event the Mergers do not close, the Concurrent PIPE Investments will also not close, as the closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing, and Reneo will have a limited ability to resume its prior clinical research operations without obtaining additional financing. Although the Reneo Board may elect, among other things, to attempt to complete another strategic transaction if the Mergers with OnKure do not close, the Reneo Board may instead divest all or a portion of Reneo’s business or take steps necessary to liquidate or dissolve Reneo’s business and assets if a viable alternative strategic transaction is not available. If Reneo decides to dissolve and liquidate its assets, Reneo would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of Reneo and setting aside funds for reserves.

Q:	What are the Concurrent PIPE Investments?

A:

On May 10, 2024, Reneo entered into the Subscription Agreement with the PIPE Investors. Pursuant to the Subscription Agreement, Reneo agreed to sell shares of NewCo Class A Common Stock in a private placement for an aggregate purchase price of approximately $65.0 million, which amount may be increased to $85.0 million in accordance with the Merger Agreement.

The closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing. Following the consummation of the Concurrent PIPE Investments, assuming a subscription amount of $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

At the closing of the Concurrent PIPE Investments, pursuant to the terms of the Subscription Agreement, Reneo intends to enter into the Registration Rights Agreement with the PIPE Investors. Pursuant to the Registration Rights Agreement, NewCo will prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the Concurrent PIPE Investments. NewCo will use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 90 days of the closing of the Concurrent PIPE Investments (or within 120 calendar days if the SEC reviews the registration statement), or by such other deadline as provided in the Registration Rights Agreement.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a Reneo Stockholder as of the record date and you are entitled to vote at the Reneo Special Meeting to approve the matters set forth herein. This document serves as:

•	a proxy statement of Reneo used to solicit proxies for the Reneo Special Meeting to vote on the Reneo Stockholder Proposals set forth herein; and

•	a prospectus of Reneo used to offer shares of NewCo Class A Common Stock in exchange for OnKure Common Stock and OnKure Preferred Stock in the Mergers.

Q:	What will Reneo Stockholders receive in the Mergers?

A:

At the First Effective Time and upon the filing of the Amended Certificate of Incorporation to reclassify the Reneo Common Stock, each share of Reneo Common Stock existing and outstanding immediately prior thereto will be reclassified and remain outstanding as a share of NewCo Class A Common Stock without any conversion or exchange thereof, subject to the Reverse Stock Split. In addition, subject to the Reverse Stock Split, each Reneo Option and Reneo RSU that is outstanding as of immediately prior to the First Effective Time will continue to remain outstanding following the Mergers and generally will be subject to the same terms and conditions as were applicable to such Reneo Options and Reneo RSUs as of immediately prior to the First Effective Time, except that as of the First Effective Time, such Reneo Options and Reneo RSUs will cover shares of NewCo Class A Common Stock instead of Reneo Common Stock. However, certain Reneo Options and Reneo RSUs held by directors and executive officers will receive accelerated vesting or extended periods of exercisability, as further described in the sections of this proxy statement/prospectus entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers—Accelerated Vesting of Reneo Options and Reneo RSUs in Connection with the Mergers” and “The Mergers—Interests of Reneo Directors and Officers in the Mergers—Extension of Post-Termination Exercise Period of Reneo Options,” respectively.

Q:	What will OnKure Stockholders receive in the Mergers?

A:

OnKure Stockholders will receive shares of NewCo Class A Common Stock or, for holders of OnKure Preferred Stock and at their election, NewCo Class B Common Stock in the Mergers. At the First Effective Time, each then-outstanding OnKure Option will be assumed by NewCo and converted into a Converted NewCo Option to purchase shares of NewCo Class A Common Stock and each then-outstanding OnKure RSU will be assumed by NewCo and converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock, in each case, in the manner and subject to the adjustments set forth in the Merger Agreement. Immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). Following the consummation of the Concurrent PIPE Investments, assuming a subscription amount of $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split and (ii) to the extent that Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively). The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

For a more complete description of the treatment of OnKure Common Stock, the OnKure Options and the OnKure RSUs in the Mergers, please see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 164 of this proxy statement/prospectus. For a description of the effect of the Concurrent PIPE Investments on OnKure Stockholders, please see the section entitled “Agreements Related to the Mergers—Subscription Agreements and the Concurrent PIPE Investments” beginning on page 186 of this proxy statement/prospectus.

Q:	What is the Reverse Stock Split and why is it proposed?

A:

Subject to the approval of the Reverse Stock Split Proposal, at or prior to the First Effective Time, by virtue of filing an amendment to the Reneo Certificate of Incorporation, the outstanding shares of Reneo Common Stock will be combined into a lesser number of shares, at a reverse split ratio determined by OnKure and subject to Reneo’s approval (which approval may not be unreasonably withheld, conditioned or delayed). The Reverse Stock Split ratio will be determined prior to the completion of the Mergers and publicly announced by Reneo. Upon the effectiveness of the amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split, the issued shares of Reneo Common Stock immediately prior to effective time of the Reverse Stock Split will automatically without further action on the part of Reneo be combined into a smaller number of shares such that a Reneo Stockholder will own one new share of Reneo Common Stock for every      to      shares of issued Reneo Common Stock held by such stockholder immediately prior to the effective time of the Reverse Stock Split.

The Reneo Board believes that a Reverse Stock Split may be desirable for a number of reasons. Reneo Common Stock is currently, and, following the Proposed Transactions, the NewCo Class A Common Stock is expected to continue to be, listed on the Nasdaq Global Market. According to the applicable Nasdaq rules, in order for NewCo Class A Common Stock to continue to be listed on the Nasdaq Global Market, NewCo must satisfy certain requirements established by Nasdaq. The Reneo Board expects that a Reverse Stock Split of Reneo Common Stock will increase the market price of NewCo Class A Common Stock such that NewCo will be able to maintain compliance with the relevant Nasdaq listing requirements for the foreseeable future following the completion of the Proposed Transactions, although Reneo cannot assure holders of Reneo Common Stock that it will be able to do so. The Reneo Board also believes a higher stock price may help generate investor interest in NewCo, help NewCo attract and retain employees, increase trading volume in NewCo Class A Common Stock, and facilitate future financings by NewCo.

Please see the discussion in the section entitled “Proposal No. 4—Approval of an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time” beginning on page 191 of this proxy statement/prospectus for additional details regarding and reasons for the proposed Reverse Stock Split.

Q:	Do Reneo Stockholders have appraisal rights?

A:

No. Reneo Stockholders as of the record date for the Reneo Special Meeting that do not vote in favor of the Proposed Transactions are not entitled to appraisal rights under the DGCL in connection with the Mergers or the Proposed Transactions.

Q:	Following the Mergers, will Reneo’s securities be traded on a stock exchange?

A:

As a condition to the Closing, Reneo must, to the extent required by Nasdaq Listing Rule 5110, use its commercially reasonable efforts to file an initial listing application for the NewCo Class A Common Stock on Nasdaq and cause such Nasdaq initial listing application to be approved. This condition may be waived by

OnKure and Reneo, but neither Reneo nor OnKure expect to waive this condition if Nasdaq determines not to list the NewCo Class A Common Stock. In the event that OnKure and Reneo determine to waive this condition, Reneo does not expect to recirculate this proxy statement/prospectus and resolicit proxies from Reneo Stockholders. Accordingly, there can be no assurance this listing condition will be met and, at the time you are asked to vote on the Mergers, you will have no assurance that the NewCo Class A Common Stock will be listed on Nasdaq following the completion of the Mergers.

After completion of the Proposed Transactions, Reneo will be renamed “OnKure Therapeutics, Inc.,” and it is expected that the NewCo Class A Common Stock will trade on the Nasdaq Global Market under the symbol “OKUR.” On     , 2024, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Reneo Common Stock was $     per share. The NewCo Class B Common Stock will not be traded on a stock exchange.

Q:	What is required to complete the Mergers?

A:

Pursuant to the terms of the Merger Agreement, in order for the Mergers to be completed, the following proposals, which constitute the Required Reneo Stockholder Proposals, must be approved by the requisite vote of Reneo Stockholders at the Reneo Special Meeting:

•

Proposal No. 1: To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers;

•

Proposal No. 2: To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of Reneo Common Stock outstanding as of the date of the execution of the Subscription Agreement;

•

Proposal No. 3: To consider and vote upon a proposal to approve the Amended Certificate of Incorporation, which, as of the First Effective Time, will amend and restate the Reneo Certificate of Incorporation; and

•

Proposal No. 4: To consider and vote upon a proposal to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time.

OnKure Stockholders must also adopt the Merger Agreement, thereby approving the Mergers and the related transactions. The adoption of the Merger Agreement and the approval of the Mergers and related transactions by the OnKure Stockholders requires the approval of (i) a majority of the holders of OnKure Common Stock and OnKure Preferred Stock, voting together as a single class, and (ii) a majority of the outstanding shares of OnKure Series C Preferred Stock, voting as a separate class.

In addition to the requirement of obtaining the Reneo Stockholder and OnKure Stockholder approvals described above, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 167 of this proxy statement/prospectus.

Q:	Will any other proposals be voted on at the Reneo Special Meeting in connection with the Proposed Transactions?

In addition to the Required Reneo Stockholder Proposals, at the Reneo Special Meeting, the holders of Reneo Common Stock will also be asked to consider the following proposals:

•	Proposal No. 5: To consider and vote upon a proposal to approve the 2024 Equity Incentive Plan;

•	Proposal No. 6: To consider and vote upon a proposal to approve the 2024 ESPP; and

•

Proposal No. 7: To consider and vote upon a proposal to approve an adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals.

The approval of Proposal Nos. 5, 6 and 7 is not required to complete the Mergers.

Q:	Are any of the Reneo Stockholder Proposals conditioned upon the approval of another Proposal?

A:

Proposal Nos. 3, 4, 5 and 6 are conditioned upon the approval of Proposal Nos. 1 and 2. The Mergers cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4, which constitute the Required Reneo Stockholder Proposals.

Q:	Have any of the Reneo Stockholders agreed to vote in favor of the Reneo Stockholder Proposals?

A:

Yes. In connection with the execution of the Merger Agreement, holders of approximately 28.2% of the outstanding shares of Reneo Common Stock entered into the Reneo Support Agreements with Reneo and OnKure, as further described in the section entitled “Agreements Related to the Mergers—Support Agreements” beginning on page 186 of this proxy statement/prospectus. The Reneo Support Agreements provide, among other things, that the stockholders subject to these agreements will vote all their shares in favor of the Reneo Stockholder Proposals, subject to the terms of the Reneo Support Agreements.

Q:	Why is Reneo seeking stockholder approval to issue shares of Reneo Common Stock in the Proposed Transactions?

A:

Because the Reneo Common Stock is listed on the Nasdaq Global Market, Reneo is subject to the Nasdaq rules. Rule 5635(a) of the Nasdaq rules requires stockholder approval with respect to the issuance of Reneo Common Stock, among other instances, when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Reneo Common Stock before the issuance. Rule 5635(b) of the Nasdaq rules also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Rule 5635(d) of the Nasdaq rules also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In the case of the First Merger, Reneo expects to issue approximately      shares of Reneo Common Stock and this will represent greater than 20% of its voting stock. In the case of the Concurrent PIPE Investments, Reneo expects to issue approximately      shares of NewCo Class A Common Stock and this will represent greater than 20% of Reneo’s voting stock. Accordingly, Reneo is seeking stockholder approval of the issuance of NewCo Class A Common Stock pursuant to the Merger Agreement and the issuance of NewCo Class A Common Stock pursuant to the Concurrent PIPE Investments under the Nasdaq rules.

Q:	Who will be the directors of NewCo following the Mergers?

A:

Immediately following the Mergers, the NewCo Board is expected to be composed of eight directors, two of whom will be designated by Reneo and six of whom will be designated by OnKure. Reneo has designated Michael Grey and Edward T. Mathers to serve as members of the NewCo Board and OnKure has designated Nicholas Saccomano, Andrew Phillips, Isaac Manke, R. Michael Carruthers and Valerie M. Jansen to serve as members of the NewCo Board. Prior to the Closing, OnKure may designate one additional director to be appointed to serve as a member of the NewCo Board.

Q:	Who will be the executive officers of NewCo following the Mergers?

A:	Immediately following the Mergers, NewCo’s executive management team is expected to consist of the current members of OnKure’s executive management team prior to the Mergers, including:

Name	Title
Nicholas Saccomano, Ph.D.	President and Chief Executive Officer
Jason Leverone, C.P.A.	Chief Financial Officer
Samuel Agresta, M.D.	Chief Medical Officer
Dylan Hartley, Ph.D.	Chief Scientific Officer

Q:	Do any of Reneo’s directors and officers have interests in the Proposed Transactions that may differ from or be in addition to the interests of Reneo Stockholders?

A:

Yes. In considering the recommendation of the Reneo Board with respect to approving the Mergers, Reneo Stockholders should be aware that members of the Reneo Board and Reneo executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Reneo Stockholders. The Reneo Board and the OnKure Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Mergers. The Reneo Board considered these in reaching its decision to recommend that Reneo Stockholders approve the Reneo Stockholder Proposals as contemplated by this proxy statement/prospectus. For more information, see the section of this proxy statement/prospectus entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers.”

Q:	What are the material U.S. federal income tax consequences of the Mergers to Reneo Stockholders?

A:

Reneo Stockholders will not sell, exchange or dispose of any shares of Reneo Common Stock as a result of the Mergers. Thus, there will be no material U.S. federal income tax consequences to Reneo Stockholders as a result of the Mergers.

Q:	What are the material U.S. federal income tax consequences of the Mergers to OnKure Stockholders?

A:

Subject to the limitations and qualifications described in the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers,” OnKure and Reneo intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is not, however, a condition to OnKure’s obligation or Reneo’s obligation to complete the transactions under the Merger Agreement that the Mergers qualify as a reorganization. Assuming the Mergers so qualify, OnKure Stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of NewCo Common Stock in exchange for OnKure Common Stock and OnKure Preferred Stock in the Mergers. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS or an opinion from counsel regarding the qualification of the Mergers as a reorganization within the meaning of Section 368(a) of the Code. Further, if OnKure, in connection with its tax counsel, determines that the First Merger alone will qualify as a reorganization within the meaning of Section 368(a) of the Code, the parties to the Merger Agreement will not be required to consummate the Second Merger, in which case, the federal income tax consequences of the transactions to U.S. holders of OnKure Capital Stock (discussed under the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers—Effects of the Mergers to U.S. Holders of OnKure Capital Stock”) will remain the same. For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers, see the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 161 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split to holders of Reneo Common Stock?

A:

Subject to the limitations and qualifications described in the section entitled “Proposal No. 4—Approval of an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split,” the Reverse Stock Split is expected to constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1I) of the Code. Assuming the Reverse Stock Split so qualifies, a holder of Reneo Common Stock will not recognize gain or loss upon the Reverse Stock Split. For a more detailed discussion of the material U.S. federal income tax consequences of the Reverse Stock Split to holders of Reneo Common Stock, see the section entitled “Proposal No. 4—Approval of an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 195 of this proxy statement/prospectus.

Q:	As a Reneo Stockholder, how does the Reneo Board recommend that I vote?

A:	After careful consideration, the Reneo Board unanimously recommends that Reneo Stockholders vote “FOR” all of the Reneo Stockholder Proposals described in this proxy statement/prospectus.

Q:	What risks should I consider in deciding whether to vote in favor of the Mergers?

A:

You should carefully review the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus which sets forth certain risks and uncertainties related to the Proposed Transactions, risks and uncertainties to which NewCo’s business will be subject, and risks and uncertainties to which each of Reneo and OnKure, as independent companies, are subject.

Q:	Who can vote at the Reneo Special Meeting?

A:

Only holders of record of Reneo Common Stock at the close of business on the record date for the Reneo Special Meeting,    , 2024, will be entitled to notice of, and to vote at, the Reneo Special Meeting. There were     holders of record of Reneo Common Stock at the close of business on such record date. At the close of business on such record date,      shares of Reneo Common Stock were issued and outstanding. Each share of Reneo Common Stock entitles the holder thereof to one vote on each matter submitted for Reneo Stockholder Approval.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the record date for the Reneo Special Meeting, your shares of Reneo Common Stock were registered directly in your name with Reneo’s Transfer Agent then you are a Reneo Stockholder of record. As a Reneo Stockholder of record, you may vote virtually at the Reneo Special Meeting or vote by proxy. Whether or not you plan to attend the Reneo Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed on the proxy card to ensure your vote is counted.

Reneo Stockholders are invited to attend the Reneo Special Meeting, which will be a virtual meeting held exclusively via live webcast. In order to attend the Reneo Special Meeting, you must register in advance at     . After completing your registration, you will receive further instructions via email, including a unique link that will allow you to access the Reneo Special Meeting and to vote during the Reneo Special Meeting. As part of the registration process, you must enter the control number located on your proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Similar Organization

If, at the close of business on the record date for the Reneo Special Meeting, your shares of Reneo Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Reneo Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account.

You are also invited to attend and vote at the Reneo Special Meeting. After completing your registration in advance at     , you will receive further instructions via email, including a unique link to access the Reneo Special Meeting. As part of the registration process, you must enter the control number located on your voting instruction form. You will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

Q:	How many votes do I have?

A:	On each matter to be voted upon, you have one vote for each share of Reneo Common Stock you own as of the record date.

Q:	What is the quorum requirement?

A:

A quorum of Reneo Stockholders is necessary to hold a valid meeting. A quorum will be present if Reneo Stockholders holding at least a majority in voting power of the shares of Reneo Common Stock issued and outstanding and entitled to vote at the Reneo Special Meeting are present or represented by proxy at the Reneo Special Meeting. As of the record date, there were     shares of Reneo Common Stock outstanding and entitled to vote. Your shares of Reneo Common Stock will be counted toward the quorum at the Reneo Special Meeting only if you attend the Reneo Special Meeting or are represented by proxy at the Reneo Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:	What are “broker non-votes?”

A:

If you hold shares beneficially in “street name” and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal Nos. 1, 2, 3, 4, 5 and 6 are anticipated to be non-routine matters, and Proposal No. 7 is anticipated to be a routine matter.

Q:	If my shares of Reneo Common Stock are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:

Unless your broker, bank or other nominee has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Reneo Common Stock on matters without instructions from you. If you do not give instructions to your broker, your broker can vote your shares of Reneo Common Stock with respect to discretionary, routine items but not with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for any of the Reneo Stockholder Proposals other than Proposal No. 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	How can I view the list of Reneo Stockholders eligible to vote at the Reneo Special Meeting?

A:

The list of Reneo Stockholders of record entitled to vote at the Reneo Special Meeting will be made available for ten days prior to the Reneo Special Meeting, at the Reneo offices at 18575 Jamboree Road, Suite 275-S, Irvine, California 92612. Please contact Reneo’s Investor Relations at info@reneopharma.com if you wish to inspect the list of stockholders eligible to vote at the Reneo Special Meeting prior to the Reneo Special Meeting.

Q:	When do you expect the Mergers to be completed?

A:

Reneo and OnKure currently anticipate that the Mergers will close in the second half of 2024, but the companies cannot predict the exact timing. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 167 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Reneo urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Proposed Transactions affect you.

If you are a Reneo Stockholder of record, meaning that you own your shares in your own name and not through a broker, bank or other nominee, you may vote in one of three ways prior to the Reneo Special Meeting:

•	You may vote over the internet. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by telephone. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by mail. You may vote by completing, dating and signing the enclosed proxy card and promptly mailing it in the postage-paid envelope provided.

Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Reneo Special Meeting.

Q:	When and where is the Reneo Special Meeting and may I vote in person?

A:	The Reneo Special Meeting will be held virtually via live webcast at on , 2024 at Pacific Time.

In order to attend the Reneo Special Meeting, you must register in advance at     . After completing your registration, you will receive further instructions via email, including a unique link that will allow you to access the Reneo Special Meeting and to vote during the Reneo Special Meeting. As part of the registration process, you must enter the control number located on your proxy card.

If your shares are held in “street name,” you are also invited to attend and vote your shares of Reneo Common Stock at the Reneo Special Meeting live via webcast. After completing your registration in advance at     , you will receive further instructions via email, including a unique link to access the Reneo Special Meeting. As part of the registration process, you must enter the control number located on your voting instruction form. You will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. You may be instructed to obtain a legal proxy from your broker, bank or nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

Please be sure to follow the instructions found on your proxy card or voting instruction form.

Q:	What if I have technical difficulties or trouble accessing the Reneo Special Meeting?

A:

Technical assistance will be available one hour prior to and during the Reneo Special Meeting. Information related to technical assistance will be provided in the email you receive with your unique link that will allow you to access the Reneo Special Meeting. We recommend that you log in at least 15 minutes before the Reneo Special Meeting to ensure you are logged in when the Reneo Special Meeting starts.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a Reneo Stockholder of record, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting “AGAINST” Proposal No. 3, and will have no effect with respect to Proposal Nos. 1, 2, 4, 5, 6 and 7. If your shares of Reneo Common Stock are held in “street name,” and you do not provide voting instructions, your broker, bank or other nominee may still vote your shares of Reneo Common Stock with respect to discretionary, routine items, but may not vote your shares of Reneo Common Stock with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for any of the Reneo Stockholder Proposals other than Proposal No. 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change or revoke my vote after I have submitted a proxy or provided proxy instructions?

A:	Reneo Stockholders of record may change or revoke their vote at any time before their proxy is voted at the Reneo Special Meeting by doing any one of the following things:

•	submitting a new proxy via the internet or telephone by following the instructions on the enclosed proxy card;

•	signing another proxy card and arranging for delivery of that proxy card by mail by 11:59 p.m., Pacific Time, the day before the Reneo Special Meeting;

•	sending a timely written notice that you are revoking your proxy to 18575 Jamboree Road, Suite 275-S, Irvine, California 92612, Attention: Corporate Secretary; or

•	voting during the Reneo Special Meeting.

Your attendance at the Reneo Special Meeting alone will not revoke a previously submitted proxy.

If a Reneo Stockholder who owns shares of Reneo Common Stock in “street name” has instructed a broker to vote its shares of Reneo Common Stock, the Reneo Stockholder must follow directions received from its broker to change those instructions. Holders in “street name” will not be able to vote during the Reneo Special Meeting unless such holder has requested and obtained a valid proxy from such holder’s broker or other agent in whose name the shares are held in advance of the Reneo Special Meeting.

Your vote will be counted in accordance with the last instruction received prior to the closing of the polls, whether your instruction is received by internet, telephone, mail or at the Reneo Special Meeting.

Q:	Who is paying for this proxy solicitation?

A:

Reneo will pay for the cost of printing and filing this proxy statement/prospectus and the proxy card. Reneo also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for reasonable expenses incurred in forwarding proxy materials to beneficial owners of Reneo Common Stock. Reneo has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Reneo will pay the fees of $12,500, plus reimbursement of out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are a Reneo Stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Mergers or related matters, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

(212) 929-5500

(800) 322-2885

Proxy@mackenziepartners.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Mergers and the Reneo Stockholder Proposals, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement, a copy of which is attached as Annex A, and the other annexes to which you are referred herein. For more information, see the section entitled “Where You Can Find More Information” on page 340 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Split described elsewhere in this proxy statement/prospectus.

The Companies

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, CA 92612

(858) 283-0280

Reneo is a pharmaceutical company historically focused on the development and commercialization of therapies for patients with rare genetic mitochondrial diseases, which are often associated with the inability of mitochondria to produce adenosine triphosphate (“ATP”). Reneo’s only product candidate, mavodelpar, is a potent and selective agonist of the peroxisome proliferator-activated receptor delta (“PPARd”). Mavodelpar has been shown to increase transcription of genes involved in mitochondrial function and increase fatty acid oxidation (“FAO”) and was developed to increase production of new mitochondria. On December 14, 2023, Reneo announced that its pivotal STRIDE study, a global, randomized, double-blind, placebo-controlled Phase 2b trial of mavodelpar in adult patients with primary mitochondrial myopathy (“PMM”) due to mitochondrial DNA (“mtDNA”) defects, did not meet its primary or secondary efficacy endpoints. As a result, Reneo has suspended all development activity related to mavodelpar.

OnKure, Inc.

6707 Winchester Circle, Suite 400

Boulder, CO 80301

(720) 307-2892

OnKure is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines that target biologically validated drivers of cancers that are underserved by available therapies. OnKure is using its structure-based drug design platform to build a robust pipeline of tumor-agnostic candidates that are designed to achieve optimal efficacy and tolerability. OnKure is currently developing OKI-219, a selective PI3KαH1047R inhibitor, as its lead program. OnKure aims to become the leader in targeting oncogenic PI3Kα and has multiple programs to enable targeting of this key oncogene.

Radiate Merger Sub I, Inc.

Merger Sub I is a Delaware corporation and a direct, wholly owned direct subsidiary of Reneo Pharmaceuticals, Inc. Merger Sub I is newly formed and was organized for the sole purpose of completing the First Merger. Merger Sub I has engaged in no business activities to date, and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Proposed Transactions.

Radiate Merger Sub II, LLC

Merger Sub II is a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo Pharmaceuticals, Inc. Merger Sub II is newly formed and was organized for the sole purpose of completing the Second

Merger. Merger Sub II has engaged in no business activities to date, and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Proposed Transactions.

The Mergers (see page 106)

On May 10, 2024, Reneo entered into the Merger Agreement by and among Reneo, Merger Sub I, Merger Sub II and OnKure pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) at the First Effective Time, Merger Sub I will merge with and into OnKure, with Merger Sub I ceasing to exist and OnKure surviving the First Merger as a direct, wholly owned subsidiary of NewCo, and (ii) as promptly as practicable following the First Merger, OnKure, as the surviving company of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo.

Reneo and OnKure expect the Mergers to be completed during the second half of 2024, subject to the satisfaction or waiver of certain conditions to the Closing, including, among other things, obtaining the Reneo Stockholder Approval.

Immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). Following the consummation of the Concurrent PIPE Investments, assuming a subscription amount of $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The ownership percentage of pre-Mergers Reneo Stockholders will be adjusted upward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is greater than $61.0 million or downward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is less than $59.0 million. The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

The Exchange Ratios assume a valuation for Reneo of $75.0 million (which is subject to adjustment as described above) and a valuation for OnKure of $170.0 million. The Exchange Ratios are also based on the relative capitalization of each of Reneo and OnKure, using the treasury stock method, as described in the Merger Agreement.

For a more complete description of the Mergers and the Exchange Ratios, please see the sections entitled “The Mergers—Merger Consideration” and “The Merger Agreement—Merger Consideration” beginning on pages 154 and 164, respectively, of this proxy statement/prospectus.

Reneo Reasons for the Mergers (see page 121)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Reneo Board held several meetings, consulted with Reneo’s management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the

Nasdaq Share Issuance Proposals, the Reneo Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•

the financial condition and prospects of Reneo and the risks associated with continuing to operate Reneo on a stand-alone basis, particularly in light of Reneo’s December 2023 decision to suspend the ongoing STRIDE AHEAD study and all other mavodelpar development activities and reduce its workforce;

•

the prospects of and risks associated with the other strategic candidates that made proposals for a strategic transaction with Reneo as part of the process leading to the negotiation of the Merger Agreement with OnKure;

•

the Reneo Board’s belief, after discussions with Reneo’s management, legal counsel and financial advisor, and a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and strategic transaction partner candidates, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, and combining with potential strategic transaction candidates other than OnKure, that the Mergers are more favorable to Reneo Stockholders than the potential value that might have resulted from other strategic alternatives available to Reneo (including remaining a stand-alone company, a liquidation and dissolution of Reneo and the distribution of any available cash, a cash tender offer at a discount to net cash value, and alternative strategic transactions);

•

the Reneo Board’s belief, after thorough discussions with Reneo’s management and Reneo’s consultants and advisors, that a potential liquidation and dissolution was not reasonably likely to create greater value for Reneo Stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Reneo’s current cash balance to cover current and potential future liabilities, including those arising from a liquidation strategy;

•

the Reneo Board’s belief that the $15 million enterprise value ascribed to Reneo in the Proposed Transactions, in addition to Reneo’s anticipated approximately $60 million closing net cash position, would provide the existing Reneo Stockholders significant value for Reneo’s public listing and existing programs, and afford Reneo Stockholders an opportunity to participate in the potential growth of NewCo following the Mergers at the negotiated exchange ratio;

•

the Reneo Board’s belief that, as a result of arm’s length negotiations with OnKure, Reneo and its representatives negotiated the Exchange Ratios that would provide Reneo Stockholders with the highest percentage of Reneo on a post-closing basis to which OnKure was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Reneo in the aggregate to which OnKure was willing to agree;

•

the Reneo Board’s positive view, based on the scientific, regulatory and technical due diligence conducted by Reneo’s management and advisors, of the regulatory pathway for, and potential significant market opportunity of, OnKure’s PI3Kα product candidates, which will be the focus of NewCo;

•

the Reneo Board’s consideration of the expected cash balances of NewCo as of the completion of the Mergers resulting from the approximately $60 million of closing net cash expected to be contributed to NewCo by Reneo upon completion of the Mergers together with the cash OnKure currently holds and the expected subscription amount of $65.0 million in the Concurrent PIPE Investments, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors;

•	the Reneo Board’s view, following a review with Reneo’s management and advisors of OnKure’s current development and clinical trial plans, of the likelihood that NewCo would possess sufficient cash resources at the Closing, or have access to sufficient resources, to fund continued development of OnKure’s product candidates through upcoming value inflection points;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Reneo based on the scientific, technical and other due diligence conducted by Reneo’s management and advisors;

•

the Reneo Board’s view that NewCo will be led by an experienced senior management team from OnKure and a board of directors with representation from each of the current boards of directors of OnKure and Reneo, with a mix of experience and perspectives that will be valuable to support the continued operation of NewCo;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Reneo Common Stock; and

•

the opinion of Leerink Partners, rendered orally to the Reneo Board on May 10, 2024 (and subsequently confirmed in writing by delivery of a written opinion, dated May 10, 2024) that, as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Merger Consideration proposed to be paid by Reneo, pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Reneo, as more fully described in the section entitled “The Mergers—Opinion of Leerink Partners LLC,” beginning on page 127 of this proxy statement/prospectus.

For a further discussion of the various factors considered by the Reneo Board in evaluating the Merger Agreement and related transaction documents and the risks and other countervailing factors considered by the Reneo Board, see the section entitled “The Mergers—Reneo Reasons for the Merger.”

OnKure Reasons for the Mergers (see page 125)

The OnKure Board has unanimously approved the Merger Agreement and the Proposed Transactions, including the Mergers. The OnKure Board reviewed several factors in reaching its decision and believes that the Merger Agreement and the Proposed Transactions, including the Mergers, are advisable and fair to, and in the best interests of OnKure and the OnKure Stockholders. Several factors were considered by the OnKure Board, including:

•

the Mergers will provide the OnKure Stockholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for OnKure and the range of investors potentially available as a public company, compared to the investors OnKure could otherwise gain access to if it continued to operate as a privately-held company;

•

the belief of the OnKure Board that Merger Agreement and the Proposed Transactions, including the Mergers, provide a viable alternate public listing strategy and address the risk of the lack of an available market for an initial public offering at a later date; and

•

OnKure’s anticipated financial results and cash flows and OnKure’s financing needs in the future and the expected cash resources of NewCo, including the ability to support NewCo’s operations and to advance the development of OnKure’s programs.

Opinion of Leerink Partners LLC (see page 127)

Reneo retained Leerink Partners as its exclusive financial advisor in connection with the Mergers and the Proposed Transactions. On May 10, 2024, Leerink Partners rendered to the Reneo Board its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Reneo Board dated May 10, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Reneo.

The full text of the written opinion of Leerink Partners, dated May 10, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex L to this proxy statement/prospectus and is incorporated herein by reference. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Reneo Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Reneo Board’s consideration of the Mergers, and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to Reneo of the Mergers pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Mergers and does not constitute a recommendation to any stockholder of Reneo or OnKure as to whether or how such holder should vote with respect to the Mergers or otherwise act with respect to the Mergers or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

Overview of the Merger Agreement (see page 164)

Merger Consideration (see page 164)

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement: (i) each then-outstanding share of OnKure Common Stock (other than Excluded Shares (as defined in the Merger Agreement) or Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Common Stock Exchange Ratio; and (ii) each then-outstanding share of OnKure Preferred Stock (other than Excluded Shares or Dissenting Shares (each as defined in the Merger Agreement)) will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that it would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of a new series of non-voting common stock designated NewCo Class B Common Stock.

At the Second Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement: (i) each share of common stock of the surviving company of the First Merger issued and outstanding immediately prior to the Second Effective Time will be cancelled without any consideration therefor; and (ii) each limited liability company interest of Merger Sub II will remain unchanged and continue to remain outstanding as a limited liability company interest in the surviving entity of the Second Merger.

Treatment of OnKure RSUs (see page 164)

Under the terms of the Merger Agreement, at the First Effective Time, upon the terms and conditions set forth in the Merger Agreement, each then-outstanding OnKure RSU, whether unvested or vested (to the extent not settled), will be assumed by NewCo and will automatically be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time; provided that each such Converted

NewCo RSU will be subject to the same terms and conditions (including vesting and repurchase provisions) that are applicable to such OnKure RSU as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure RSUs by NewCo).

Treatment of OnKure Options (see page 165)

At the First Effective Time, upon the terms and conditions set forth in the Merger Agreement, each OnKure Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested and whether or not such OnKure Option is an In-The-Money Company Option (as defined in the Merger Agreement), will be assumed by NewCo and will be converted into a Converted NewCo Option covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of (w) the number of shares of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time times (x) the Common Stock Exchange Ratio, and with a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient of (y) the per-share exercise price of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time divided by (z) the Common Stock Exchange Ratio. Each Converted NewCo Option will remain subject to the same terms and conditions (including, without limitation, vesting, repurchase and forfeiture provisions and any restrictions on exercisability) that are applicable to such OnKure Option as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure Options by NewCo).

Conditions to the Completion of the Mergers (see page 167)

To complete the Mergers, Reneo must have obtained the Required Reneo Stockholder Approval, and OnKure must have obtained the OnKure Stockholder Approval. Additionally, each party’s obligation to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to Closing, of various closing conditions set forth in the Merger Agreement.

Non-Solicitation (see page 171)

The Merger Agreement contains non-solicitation provisions prohibiting Reneo and OnKure from inquiring about or seeking a competing transaction. Each of Reneo and OnKure have agreed that, subject to certain exceptions, neither Reneo, OnKure nor any of their respective subsidiaries, will, nor will Reneo, OnKure, or any of their respective subsidiaries authorize any of their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry (as each is defined in the section entitled “The Merger Agreement—Non-Solicitation” beginning on page 171 of this proxy statement/prospectus) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry (as such terms are defined in the Merger Agreement); (ii) furnish any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry (provided, however, that Reneo and OnKure and their respective subsidiaries, and any of their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives, may refer the person making an Acquisition Proposal or Acquisition Inquiry to the applicable provisions of the Merger Agreement and make inquiries of such person and its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to ascertain facts regarding, and clarify the terms of, such Acquisition Proposal or Acquisition Inquiry for the purpose of the Reneo Board or OnKure Board, respectively, informing itself about such Acquisition Proposal or Acquisition Inquiry and the person making it); (iv) approve, endorse or recommend any

Acquisition Proposal (subject to certain exceptions); (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal (other than Reneo’s execution of a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the confidentiality agreement between Reneo and OnKure); (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or (vii) publicly propose to do any of the foregoing.

Termination of the Merger Agreement (see page 181)

Either party may terminate the Merger Agreement in certain circumstances, which would prevent the Mergers from being completed.

Termination Fees (see page 183)

The Merger Agreement provides for the payment of a termination fee of $3.0 million by Reneo or OnKure to the other party, upon termination of the Merger Agreement under specified circumstances.

Support Agreements (see page 186)

In connection with the execution of the Merger Agreement, (i) certain stockholders of Reneo holding approximately 28.2% of the outstanding shares of Reneo Common Stock entered into the Reneo Support Agreements with Reneo and OnKure, pursuant to which such stockholders agreed to vote all of their shares of Reneo Common Stock in favor of the approval of each of the Nasdaq Share Issuance Proposals, the Charter Amendment Proposals and the Equity Plan Proposals, and (ii) certain stockholders of OnKure (solely in their respective capacities as OnKure Stockholders) holding approximately 98.3% of the outstanding shares of OnKure Preferred Stock and approximately 77.3% of the outstanding shares of OnKure Capital Stock entered into OnKure Support Agreements with Reneo and OnKure, pursuant to which such stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of OnKure Capital Stock in favor of the adoption of the Merger Agreement.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Support Agreements, which are attached hereto as Annex D and Annex E.

Subscription Agreements and the Concurrent PIPE Investments (see page 186)

On May 10, 2024, concurrently with the execution of the Merger Agreement, Reneo entered into the Subscription Agreement with the PIPE Investors, pursuant to which Reneo agreed to sell shares of NewCo Class A Common Stock for an aggregate purchase price of approximately $65.0 million, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors. The closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing. Following the consummation of the Concurrent PIPE Investments, assuming a subscription amount of $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans).

Lock-Up Agreements (see page 186)

Concurrently and in connection with the execution of the Merger Agreement, certain executive officers and the directors of OnKure, certain stockholders of OnKure and the directors of Reneo that are expected to remain on the NewCo Board following the completion of the Mergers, entered into the Lock-Up Agreements with Reneo and OnKure, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer their shares of NewCo Common Stock, for the 180-day period following the completion of the Mergers.

The Reneo Stockholders who have executed Lock-Up Agreements as of May 10, 2024, owned in the aggregate approximately 28.2% of the shares of Reneo Common Stock. Following the First Effective Time, the NewCo stockholders who will be subject to Lock-Up Agreements are expected to own in the aggregate approximately   % of the outstanding NewCo Class A Common Stock and approximately   % of the outstanding NewCo Class B Common Stock, representing approximately   % of the outstanding NewCo Common Stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex F.

Nasdaq Stock Market Listing (see page 156)

Reneo expects to file an initial listing application for the NewCo Class A Common Stock with Nasdaq. After completion of the Proposed Transactions, NewCo is expected to operate under the name “OnKure Therapeutics, Inc.” and the NewCo Class A Common Stock is expected to trade under the symbol “OKUR.”

It is a condition of the completion of the Mergers that the Reneo Common Stock has maintained its listing on Nasdaq and the NewCo Class A Common Stock be approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Mergers will not be completed unless the condition is waived by both Reneo and OnKure. The listing condition set forth in the Merger Agreement is not expected to be waived by either party.

Management Following the Proposed Transactions (see page 262)

Immediately following the Proposed Transactions, NewCo’s executive officers are expected to be the following members of the OnKure executive management team prior to the Mergers:

Name	Title
Nicholas Saccomano, Ph.D.	President and Chief Executive Officer
Jason Leverone, C.P.A.	Chief Financial Officer
Samuel Agresta, M.D.	Chief Medical Officer
Dylan Hartley, Ph.D.	Chief Scientific Officer

Interests of Reneo Directors and Executive Officers in the Mergers (see page 136)

In considering the recommendation of the Reneo Board with respect to approving the Mergers, Reneo Stockholders should be aware that members of the Reneo Board and Reneo executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Reneo Stockholders. These interests include the following, as described in further detail in the section entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers”:

•

Michael Grey and Edward T. Mathers are currently directors of Reneo and, in connection with the Closing, are expected to become directors of NewCo, effective as of the First Effective Time. Following completion of the Mergers, it is expected that NewCo will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted in connection with the Closing and will take effect as of the day immediately prior to the Closing, including grants of equity awards to non-employee directors that will be made on the Closing Date.

•	the vesting of equity awards (consisting of Reneo Options and Reneo RSUs) held by directors and executive officers will accelerate at the First Effective Time;

•

in connection with the First Merger, the Reneo Board approved (i) an amendment to Reneo Options held by executive officers to provide for a longer post-termination exercise period and (ii) new consulting or retention arrangements with executive officers;

•

upon a qualifying termination of employment following the First Effective Time, pursuant to the Reneo Severance Benefit Plan, executive officers would be owed cash severance payments and entitled to continuation coverage under Reneo’s group health plans at Reneo’s expense for a specified period of time; and

•	rights under the Merger Agreement to continued indemnification, expense advancement and insurance coverage.

These interests may present the executive officers of Reneo or members of the Reneo Board with actual or potential conflicts of interest. As of May 31, 2024, Reneo’s directors and current executive officers owned, in the aggregate, 8.6% of the shares of Reneo Common Stock, which for purposes of this subsection excludes any Reneo Common Stock issuable upon (i) exercise of Reneo Options held by such individuals or (ii) settlement of Reneo RSUs held by such individuals. Certain Reneo Stockholders, directors and officers have also entered into Reneo Support Agreements in connection with the Mergers whereby such stockholders, directors and officers have agreed to take certain actions to support the Proposed Transactions, including not transferring their shares during the term of such agreement, voting in favor of the Merger Agreement and the Proposed Transactions and voting against any alternative acquisition proposals.

For more information, see the section of this proxy statement/prospectus entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers.”

Interests of OnKure Directors and Executive Officers in the Mergers (see page 144)

In considering the recommendation of the OnKure Board with respect to approving the Mergers, OnKure Stockholders should be aware that OnKure’s directors and executive officers have interests in the Mergers that are different from, or in addition to, the interests of OnKure Stockholders generally.

In connection with the Closing, it is expected that OnKure and NewCo will enter into employment agreements with certain eligible employees of OnKure, including the executive officers and other key employees, to reflect their status as executive officers of a publicly-traded company and to provide for an annual target bonus opportunity, and which are expected to provide for certain change in control and severance benefits, as described in the section entitled “Interests of OnKure Directors and Executive Officers in the Merger—Executive Employment and Separation Arrangements” beginning on page 147 of this proxy statement/prospectus. Following completion of the Mergers, it is expected that NewCo will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted in connection with the Closing, as described in the section entitled “OnKure Director Compensation” beginning on page 284 of this proxy statement/prospectus. R. Michael Carruthers, Isaac Manke, Andrew Phillips and Nicholas Saccomano are currently directors of OnKure and, in connection with the Closing, are expected to become directors of NewCo, effective as of the First Effective Time, and all of OnKure’s executive officers are expected to become the executive officers of NewCo, effective as of the First Effective Time. Additionally, Dr. Saccomano holds OnKure Options which will accelerate vesting in full at the First Effective Time.

As of May 31, 2024, OnKure’s non-employee directors and executive officers, together with their affiliated entities, beneficially owned, in the aggregate, approximately 17.4% of the outstanding shares of OnKure Capital Stock, excluding any shares issuable upon exercise of OnKure Options or settlement of OnKure RSUs held by such individuals and entities. Such shares of OnKure Capital Stock will be converted into the number of shares of NewCo Common Stock to which such holder has become entitled to under the Merger Agreement at the First Effective Time.

The OnKure Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Mergers, and to recommend that the OnKure Stockholders approve the Mergers as described in this proxy statement/prospectus. For more information, please see the section entitled “The Mergers—Interests of OnKure Directors and Executive Officers in the Mergers” beginning on page 144 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 161)

For a discussion summarizing U.S. federal income tax considerations of the Mergers, see the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers.”

Summary Risk Factors (see page 35)

Both Reneo and OnKure are subject to various risks associated with their businesses and their industries. Reneo’s business will continue to be subject to the risks described in the section entitled “Risk Factors” in Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 and in other documents incorporated by reference into this proxy statement/prospectus. In addition, the Mergers, including the possibility that the Mergers may not be completed, pose a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Mergers

•

Failure to complete, or delays in completing, the potential Mergers with OnKure could materially and adversely affect Reneo’s results of operations, business, financial results and/or common stock price.

•

The Exchange Ratios will not change or otherwise be adjusted based on the market price of Reneo Common Stock as the Exchange Ratios depend on Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers and not the market price of Reneo Common Stock, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•	Failure to complete the Mergers may result in Reneo paying a termination fee to OnKure, and could harm the price of Reneo Common Stock and Reneo’s future business and operations.

•

Some Reneo and OnKure directors and executive officers may have interests in the Mergers that are different from yours and that may influence them to support or approve the Mergers without regard to your interests.

•	Reneo Stockholders and OnKure Stockholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers.

•	If the Mergers are not completed, the price of Reneo Common Stock may decrease significantly.

Risks Related to OnKure

•

OnKure is early in its development efforts and it has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and future viability.

•	OnKure has incurred significant net losses in each period since its inception, and it expects to continue to incur significant net losses for the foreseeable future.

•	OnKure has never generated revenue from product sales and may never achieve or maintain profitability.

•

OnKure is substantially dependent on OKI-219. If OnKure is unable to advance OKI-219 through clinical development, obtain regulatory approval and ultimately commercialize such product candidate, or experience significant delays in doing so, OnKure’s business will be materially harmed.

•

OnKure has limited resources and is currently focusing its efforts on OKI-219 for development in particular indications and advancing its other discovery research programs. As a result, OnKure may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•

If clinical trials of OnKure’s product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, OnKure would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates.

•

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If OnKure is ultimately unable to obtain regulatory approval of its product candidates, OnKure will be unable to generate product revenue and its business will be substantially harmed.

•	If OnKure experiences delays or difficulties in the enrollment or retention of subjects in clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

•

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of OnKure’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

•

If OnKure is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates on acceptable terms, OnKure may be unable to successfully commercialize its product candidates that obtain regulatory approval.

•

If OnKure is unable to obtain and maintain sufficient intellectual property protection for its technology and products and product candidates it may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors or other third parties could develop and commercialize products similar or identical to OnKure, and OnKure’s ability to successfully develop and, if approved, commercialize its product candidates may be adversely affected.

•

OnKure relies, and expects to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct, supervise and monitor certain aspects of its clinical trials and preclinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements and meet expected deadlines, OnKure may not be able to obtain regulatory approval for or commercialize its product candidates, or such approval or commercialization may be delayed, and its business could be substantially harmed.

•	OnKure’s success is highly dependent on its ability to attract and retain highly skilled executive officers and employees.

Risks Related to the Combined Company

•	The market price of the NewCo Class A Common Stock is expected to be volatile, and the market price of the NewCo Class A Common Stock may drop following the Mergers.

•	The Combined Company expects to incur losses for the foreseeable future and might never achieve profitability.

•

The Combined Company will need substantial additional funding before it can complete the development of its product candidates. If the Combined Company is unable to obtain such additional capital on favorable terms, on a timely basis or at all, it would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate its business.

•

The Amended Certificate of Incorporation and the Amended Bylaws and provisions under Delaware law could make an acquisition of NewCo more difficult and may prevent attempts by its stockholders to replace or remove its management.

•

An active trading market for NewCo Class A Common Stock may not develop, and the holders of NewCo Class A Common Stock may not be able to resell their shares of NewCo Class A Common Stock for a profit, if at all.

•	NewCo could be subject to securities class action litigation, which is expensive and could divert management attention.

•

After completion of the Mergers and the Concurrent PIPE Investments, NewCo’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the stockholders of NewCo for approval.

•

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Concurrent PIPE Investments and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus. Reneo and OnKure both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 156)

In the United States, Reneo must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of NewCo Common Stock to OnKure Stockholders in connection with the Proposed Transactions and the filing of this proxy statement/prospectus with the SEC. No federal or state regulatory requirements must be complied with, or approvals obtained, in connection with the Proposed Transactions.

Accounting Treatment of the Mergers (see page 157)

The Mergers are expected to be treated by Reneo as a reverse merger transaction and will be accounted for as a reverse recapitalization in accordance with GAAP. For financial reporting, OnKure is considered to be the accounting acquirer, based on the expectation that, immediately following the Mergers: (i) OnKure’s equity holders will own a substantial majority of the voting rights in the NewCo; (ii) OnKure may designate a majority (six of eight) of the initial members of the NewCo Board; and (iii) OnKure’s management team will become the management of NewCo. NewCo will be named OnKure Therapeutics, Inc. and be headquartered in Boulder, Colorado. Accordingly, the Mergers are expected to be treated for accounting purposes as the equivalent of OnKure issuing stock to acquire the net assets of Reneo. As a result of the Mergers, OnKure’s assets and liabilities will be recorded at their pre-combination carrying amounts and Reneo’s assets and liabilities will be measured and recognized at their fair values as of the First Effective Time. Upon completion of the Mergers, the historical financial statements of OnKure will become the historical consolidated financial statements of NewCo. See the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 157)

Holders of Reneo Common Stock are not entitled to appraisal rights in connection with the Mergers under Delaware law. OnKure Stockholders and beneficial owners of OnKure Capital Stock are entitled to, under certain circumstances, appraisal rights in connection with the Mergers under Delaware law.

Comparison of Stockholders’ Rights (see page 315)

Reneo is incorporated under the laws of the State of Delaware and the rights of Reneo Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Reneo Certificate of Incorporation and the Reneo Bylaws. OnKure is a Delaware corporation and the rights of OnKure Stockholders are governed by the laws of the State of Delaware, including the DGCL, the OnKure Certificate of Incorporation and the OnKure Bylaws. If the Mergers are completed, (1) OnKure Stockholders who receive NewCo Common Stock will become stockholders of NewCo, and (2) each share of Reneo Common Stock held by a Reneo Stockholder will automatically remain outstanding and be reclassified as a share of NewCo Class A Common Stock, and in each case the rights of the stockholders of NewCo will be governed by the DGCL, the Amended Bylaws and the Amended Certificate of Incorporation. The rights of Reneo Stockholders contained in the Reneo Certificate of Incorporation and Reneo Bylaws differ from (1) the rights of OnKure Stockholders and (2) the post-Mergers rights of stockholders of NewCo, as more fully described under the section entitled “Comparison of Stockholders’ Rights” in this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Reneo Common Stock is listed on Nasdaq under the symbol “RPHM.” OnKure is a private company and OnKure Capital Stock is not publicly traded. The closing price of Reneo Common Stock on May 10, 2024, the last trading day prior to the public announcement of the Proposed Transactions, was $1.81 per share, and the closing price of Reneo Common Stock on     , 2024, the last practicable trading day prior to the date of this proxy statement/prospectus, was $     per share, each as reported on Nasdaq. Because the market price of Reneo Common Stock is subject to fluctuation, the market value of the NewCo Class A Common Stock that certain OnKure Stockholders will be entitled to receive in the Proposed Transactions may increase or decrease.

Assuming stockholder approval of the Required Reneo Stockholder Proposals and the successful application for initial listing with Nasdaq, following the consummation of the Proposed Transactions, the NewCo Class A Common Stock is expected to trade on the Nasdaq Global Market under the name “OnKure Therapeutics, Inc.” and trading symbol “OKUR.”

As of     , 2024, the record date for the Reneo Special Meeting, there were approximately      holders of record of Reneo Common Stock. This number does not include stockholders for whom shares were held in “street name.” As of     , 2024, there were      holders of record of OnKure Capital Stock. For detailed information regarding the beneficial ownership of certain beneficial holders and management of Reneo and OnKure upon consummation of the Proposed Transactions, see the section entitled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus.

Dividends

Reneo has never declared or paid any cash dividends on Reneo Common Stock. Notwithstanding the foregoing, any determination to pay cash dividends on the NewCo Common Stock subsequent to the consummation of the Proposed Transactions will be at the discretion of the NewCo Board and will depend upon a number of factors, including NewCo’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the NewCo Board deems relevant.

RISK FACTORS

NewCo, which will be the combined companies following the Mergers, will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 98 of this proxy statement/prospectus before deciding how to vote your shares of Reneo Common Stock. Except where specifically noted, the information in these Risk Factors and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Split described elsewhere in this proxy statement/prospectus and does not give effect to the issuance of any equity in the Concurrent PIPE Investments.

Risks Related to the Mergers

Failure to complete, or delays in completing, the potential Mergers with OnKure could materially and adversely affect Reneo’s results of operations, business, financial results and/or common stock price.

On May 10, 2024, Reneo entered into the Merger Agreement with OnKure, pursuant to which, if all of the conditions to the Closing are satisfied or waived, in the First Merger, Merger Sub I, a direct, wholly owned subsidiary of Reneo will merge with and into OnKure, with OnKure surviving as a direct, wholly owned subsidiary of NewCo, and as promptly as practicable following the First Merger, in the Second Merger, OnKure will merge with and into Merger Sub II, a direct, wholly owned subsidiary of NewCo, with Merger Sub II surviving. Completion of the Mergers is subject to certain closing conditions, a number of which are not within Reneo’s control. Any failure to satisfy these required conditions to the Closing may prevent, delay or otherwise materially adversely affect the completion of the Mergers. Reneo cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that Reneo will be able to successfully consummate the Mergers as currently contemplated under the Merger Agreement or at all.

Reneo’s efforts to complete the Mergers could cause substantial disruptions in, and create uncertainty surrounding, Reneo’s business, which may materially adversely affect Reneo’s results of operation and Reneo’s business. Uncertainty as to whether the Mergers will be completed may affect Reneo’s ability to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the Mergers. Uncertainty as to whether the Mergers will be completed could adversely affect Reneo’s business and Reneo’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer their decisions to work with Reneo or seek to change their existing business relationships with Reneo. Changes to, or termination of, existing business relationships could adversely affect Reneo’s results of operations and financial condition, as well as the market price of Reneo Common Stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the Mergers or termination of the Merger Agreement.

The Exchange Ratios will not change or otherwise be adjusted based on the market price of Reneo Common Stock as the Exchange Ratios depend on the Reneo net cash at the Closing and not the market price of Reneo Common Stock, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the First Effective Time, outstanding shares of OnKure Capital Stock will be converted into rights to receive shares of NewCo Common Stock. Based on Reneo’s and OnKure’s capitalization as of     , 2024, the Common Stock Exchange Ratio is estimated to be equal to approximately      and the Preferred Stock Exchange Ratio is estimated to be approximately     . After applying these estimated Exchange Ratios and giving effect to the Concurrent PIPE Investments, immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, assuming a subscription amount of (i) $65.0 million pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split and (ii) to the extent that Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively). In the event Reneo’s net cash is below $59.0 million, the Exchange Ratios will be adjusted such that the number of shares of NewCo Common Stock issued to the OnKure Stockholders will be increased and Reneo Stockholders will own a smaller percentage of NewCo following the Mergers.

Any changes in the market price of Reneo Common Stock before the completion of the Mergers will not affect the Exchange Ratios or the number of shares that OnKure Stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Mergers, the market price of Reneo Common Stock increases from the market price on the date of the Merger Agreement, OnKure Stockholders could then receive Merger Consideration with substantially higher value for their shares of OnKure Capital Stock than the parties had negotiated when they established the Exchange Ratios. The Merger Agreement does not include a price-based termination right.

Failure to complete the Mergers may result in Reneo paying a termination fee to OnKure, and could harm the price of Reneo Common Stock and Reneo’s future business and operations.

If the Mergers are not completed, Reneo is subject to the following risks:

•	if the Merger Agreement is terminated under specified circumstances, Reneo could be required to pay OnKure a termination fee of $3.0 million;

•	the price of Reneo Common Stock may decrease and could fluctuate significantly; and

•	Reneo will incur substantial costs related to the Mergers, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Mergers are not completed.

If the Merger Agreement is terminated and the OnKure Board determines to seek another business combination, there can be no assurance that Reneo will be able to find another third party with whom to transact a business combination that would yield comparable or greater benefits.

The representations and warranties of the parties contained in the Merger Agreement generally terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. As a result, subsequent to the completion of the Proposed Transactions, NewCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. As a result of these factors, NewCo may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. As a result, any Reneo Stockholders who choose to remain stockholders of NewCo following the Proposed Transactions could suffer a reduction in the value of their securities. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Reneo’s officers or directors of a duty of care or other fiduciary duty owed by them to Reneo and its stockholders, or if they are able to successfully bring a private claim under applicable securities laws that the registration statement of which this proxy statement/prospectus forms a part contained an actionable material misstatement or material omission.

If the conditions to the Mergers are not satisfied or waived, the Mergers may not occur.

Even if the Mergers are approved by the OnKure Stockholders and Proposals Nos. 1, 2, 3 and 4, as described in this proxy statement/prospectus, are approved by the Reneo Stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Mergers. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Mergers is described in the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 167 of this proxy statement/prospectus. Reneo and OnKure cannot assure you that all of the conditions to the consummation of the Mergers will be satisfied or waived. If the conditions are not satisfied or waived, the Mergers may not occur or the Closing may be delayed.

The Mergers may be completed even though a material adverse effect may result from the public announcement of the Mergers, industry-wide changes or other causes.

In general, neither Reneo or OnKure is obligated to complete the Mergers if there is a material adverse effect affecting the other party between May 10, 2024 (the date of the Merger Agreement) and the completion of the Mergers. However, certain types of events are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry-wide changes, changes resulting from the public announcement of the merger, natural disasters, pandemics, public health events, other force majeure events, acts or threat of terrorism or war and changes in GAAP. Therefore, if any of these events were to occur and adversely affect Reneo or OnKure, the other party would still be required to consummate the Mergers notwithstanding such events. If any such adverse effects occur and Reneo or OnKure consummates the Mergers, the price of the NewCo Class A Common Stock may suffer. This, in turn, may reduce the value of the Mergers to the Reneo Stockholders, the OnKure Stockholders, or both. For a more complete discussion of what constitutes a material adverse effect for Reneo or OnKure, see the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 170 of this proxy statement/prospectus.

If Reneo and OnKure complete the Mergers, NewCo may need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to NewCo’s stockholders or restrict NewCo’s operations.

On May 10, 2024, as part of the Concurrent PIPE Investments, Reneo entered into the Subscription Agreement with certain investors pursuant to which the investors agreed to purchase, in the aggregate, $65.0 million in shares of NewCo Class A Common Stock, which amount may be increased to $85.0 million, concurrently with the Closing of the Mergers. The closing of the Concurrent PIPE Investments is conditioned upon the satisfaction or waiver of the conditions to the completion of the Mergers, as well as certain other conditions. The NewCo Class A Common Stock issued in the Concurrent PIPE Investments will result in dilution to all securityholders of NewCo (i.e., both Reneo Stockholders and OnKure Stockholders). The Concurrent PIPE Investments are more fully described under the section entitled “Agreements Related to the Mergers—Subscription Agreements and the Concurrent PIPE Investments” beginning on page 186 of this proxy statement/prospectus.

Even if the Concurrent PIPE Investments close as expected, NewCo may need to raise additional capital in the future. Additional financing may not be available to NewCo when it is needed or may not be available on favorable terms. To the extent that NewCo raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of NewCo, including Reneo Stockholders and former OnKure Stockholders. It is also possible that the terms of any new equity securities may have preferences over NewCo Common Stock. Any debt financing into which NewCo enters may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of NewCo’s assets, as well as prohibitions on its ability to grant liens, pay dividends, redeem its stock or make investments. In addition, if NewCo raises additional funds through licensing arrangements, the terms of such arrangements may not be favorable to NewCo.

Some Reneo and OnKure directors and executive officers may have interests in the Mergers that are different from yours and that may influence them to support or approve the Mergers without regard to your interests.

Directors and executive officers of Reneo and OnKure may have interests in the Mergers that are generally different from, or in addition to, the interests of other Reneo Stockholders and OnKure Stockholders, respectively. These interests with respect to Reneo’s directors and executive officers may include, among others, accelerated vesting of Reneo Options and Reneo RSUs, retention bonus payments, extension of exercisability periods of previously issued Reneo Options, severance payments if employment is terminated in a qualifying termination in connection with the First Merger, and rights to continued indemnification, expense advancement and insurance coverage. In addition, certain of Reneo’s executive officers have entered into consulting agreements with NewCo for the provision of services to NewCo following the First Effective Time pursuant to which such executive officers will receive fees for such services. It is expected that two members of the Reneo Board will continue as directors of NewCo after the First Effective Time, and, following the completion of the Mergers, may therefore be eligible to be compensated as non-employee directors of NewCo. These interests in the Mergers with respect to OnKure’s directors and executive officers may include, among others, that certain of OnKure’s directors and executive officers hold OnKure Options and OnKure RSUs that, after the First Effective Time, will be converted into and become Converted NewCo Options and Converted NewCo RSUs, respectively; that certain OnKure Options held by OnKure’s directors and executive officers will accelerate vesting at the First Effective Time; that OnKure’s executive officers are expected to continue as executive officers of NewCo after the First Effective Time and are expected to enter into new employment agreements to reflect their status as executive officers of a publicly-traded company and to provide for certain increases to annual base salary and annual target bonus opportunity, and certain change-in-control and severance benefits; and that all of Reneo’s and OnKure’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, one of OnKure’s directors is affiliated with an investment fund that holds an interest in OnKure. Further, the members of the OnKure Board will continue as directors of NewCo after the First Effective Time, and, following the completion of the Mergers, will be eligible to be compensated as non-employee directors of NewCo pursuant to a non-employee director compensation policy that is expected to be adopted in connection with the Closing.

The Reneo and OnKure directors were aware of and considered these interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Mergers, and recommend the approval of the Proposed Transactions to Reneo Stockholders and recommend the approval of the Merger Agreement to the OnKure Stockholders. These interests, among other factors, may have influenced the directors and executive officers of Reneo and OnKure to support or approve the Mergers.

For more information regarding the interests of Reneo and OnKure directors and executive officers in the Mergers, please see the sections entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers” beginning on page 136 and “The Mergers—Interests of OnKure Directors and Executive Officers in the Mergers” beginning on page 144 of this proxy statement/prospectus.

Reneo Stockholders and OnKure Stockholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Mergers, Reneo Stockholders and OnKure Stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or will have only received part of the commensurate benefit resulting from the extent to which the Combined Company is able to realize the strategic and financial benefits currently anticipated from the Mergers.

If the Mergers are not completed, the price of Reneo Common Stock may decrease significantly.

The market price of Reneo Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical companies have historically been particularly volatile. In addition, the market price of Reneo Common Stock will likely be volatile based on whether stockholders and other investors believe that Reneo can complete the Mergers or otherwise raise additional capital to support Reneo’s operations if the Mergers are not completed and another strategic transaction cannot be identified, negotiated and completed in a timely manner, if at all. The volatility of the market price of Reneo Common Stock may be exacerbated by low trading volume. Additional factors that may cause the market price of Reneo Common Stock to fluctuate include:

•	the entry into, or termination of, Reneo’s key agreements;

•

announcements by Reneo’s commercial partners or competitors of new commercial products, Reneo’s clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of Reneo’s key employees;

•	future sales of Reneo Common Stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	Reneo’s failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Reneo Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Reneo Stockholders and OnKure Stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, NewCo following the completion of the Mergers as compared to their current ownership and voting interests in the respective companies.

After the completion of the Mergers, the current stockholders of Reneo and OnKure will generally own a smaller percentage of NewCo than their ownership of their respective companies prior to the Mergers. Immediately after the Mergers and after giving effect to the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, pre-Mergers OnKure Stockholders as of immediately prior to the Mergers are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans), subject to certain assumptions, including, but not limited to, Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers being $60.0 million and a subscription amount of $65.0 million in the Concurrent PIPE Investments. The expected relative ownership percentages of pre-Mergers OnKure stockholders and pre-Mergers Reneo stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

During the pendency of the Mergers, neither Reneo nor OnKure will be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Reneo and OnKure to make acquisitions during the pendency of the Mergers, subject to specified exceptions. As a result, if the Mergers are not completed, the parties may be at a disadvantage with respect to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Even if such a transaction would be favorable to such party’s stockholders, such party would be unable to pursue it. For more information, see the section entitled “The Merger Agreement—Non-Solicitation” beginning on page 171 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the Proposed Transactions.

The terms of the Merger Agreement prohibit each of Reneo and OnKure from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals except in limited circumstances as described in further detail in the section entitled “The Merger Agreement—Non-Solicitation” beginning on page 171 of this proxy statement/prospectus. In addition, if Reneo terminates the Merger Agreement under specified circumstances, Reneo will be required to pay OnKure a termination fee of $3.0 million. This termination fee may discourage third parties from submitting competing proposals to Reneo or its stockholders and may cause the Reneo Board or OnKure Board to be less inclined to recommend a competing proposal.

Because the lack of a public market for OnKure Common Stock makes it difficult to evaluate the fair market value of its capital stock, the value of the NewCo Common Stock to be issued to OnKure Stockholders may be more or less than the fair market value of OnKure Common Stock and OnKure Preferred Stock.

The OnKure Capital Stock is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of OnKure Capital Stock. Because the percentage of NewCo equity to be issued to OnKure Stockholders was determined based on negotiations between the parties, it is possible that the value of the NewCo Common Stock to be issued to OnKure Stockholders will be more or less than the fair market value of OnKure Capital Stock.

If the Mergers do not qualify as a reorganization under the Code, U.S. holders of OnKure Capital Stock may be taxed on the full amount of the consideration received in the Mergers.

As discussed more fully under the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers,” and subject to the limitations and qualifications described therein, the Mergers, taken together, are intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to OnKure’s obligation or Reneo’s obligation to complete the transactions under the Merger Agreement that the Mergers qualify as a reorganization. Assuming the Mergers so qualify, no gain or loss will be recognized by U.S. holders of OnKure Capital Stock who receive only NewCo Common Stock in the Mergers. None of the parties to the Merger Agreement has sought or intends to seek any ruling from the IRS or an opinion of counsel regarding the qualification of the Mergers as a reorganization within the meaning of Section 368(a) of the Code. If the Mergers, taken together do not qualify for the U.S. federal income tax treatment described herein, U.S. holders of OnKure Capital Stock may be taxed on any gain realized up to the full fair market value of any NewCo Common Stock they receive in the Mergers. Further, if OnKure, in connection with its tax counsel, determines that the First Merger alone will qualify as a reorganization within the meaning of Section 368(a) of the Code, the parties to the Merger Agreement will not be required to consummate the Second Merger, in which case, the federal income tax consequences of the transactions to U.S. holders of OnKure Capital Stock (discussed under the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers—Effects of the Mergers to U.S. Holders of OnKure Capital Stock”) will remain the same.

Lawsuits may be filed against Reneo, OnKure, or any of the members of their respective boards of directors arising out of the Mergers, which may delay or prevent the Mergers.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Reneo, the Reneo Board, OnKure, the OnKure Board and others in connection with the Proposed Transactions. The outcome of litigation is uncertain, and Reneo or OnKure may not be successful in defending against any such future claims. Lawsuits that may be filed against Reneo, the Reneo Board, OnKure, or the OnKure Board could delay or prevent the Mergers, divert the attention of Reneo’s and OnKure’s management and employees from their day-to-day business and otherwise adversely affect Reneo and OnKure financially.

Reneo is substantially dependent on Reneo’s remaining employees to facilitate the completion of the Mergers.

As of May 31, 2024, Reneo had only eight full-time employees. Reneo’s ability to successfully complete the Mergers depends in large part on Reneo’s ability to retain certain remaining personnel. Despite Reneo’s efforts to retain these employees, one or more employees may terminate their employment with Reneo on short notice. The loss of the services of certain employees could potentially harm Reneo’s ability to consummate the Mergers and run Reneo’s day-to-day business operations, as well as fulfill Reneo’s reporting obligations as a public company.

Risks Related to the Reverse Stock Split

The Reverse Stock Split may not increase the Reneo Common Stock (and, accordingly, the NewCo Class A Common Stock) price over the long-term.

The Reneo Board believes that the Reverse Stock Split may be desirable for a number of reasons. Reneo Common Stock is currently listed on Nasdaq and, following the completion of the Mergers, the NewCo Class A Common Stock is expected to be listed on the Nasdaq Global Market. According to the applicable Nasdaq rules, in order for Reneo Common Stock or NewCo Class A Common Stock to continue to be listed on the Nasdaq Global Market, Reneo and NewCo, as applicable, must satisfy certain requirements established by Nasdaq. The Reneo Board expects that the Reverse Stock Split of Reneo Common Stock will increase the market price of Reneo Common Stock (and, accordingly, the NewCo Class A Common Stock) so that Reneo and NewCo will be able to maintain compliance with the relevant Nasdaq listing requirements for the foreseeable future, although Reneo cannot assure holders of Reneo Common Stock or NewCo Class A Common Stock that it will be able to do so. The Reneo Board also believes a higher stock price may help generate investor interest in NewCo, help NewCo attract and retain employees, increase trading volume in the NewCo Class A Common Stock, and facilitate future financings by NewCo. While it is expected that the reduction in the number of outstanding shares of Reneo Common Stock will proportionally increase the market price of Reneo Common Stock (and, accordingly, NewCo Class A Common Stock), there can be no assurance that the Reverse Stock Split will increase the market price of Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) by a multiple of the Reverse Stock Split ratio determined by OnKure and subject to Reneo’s approval (which approval may not be unreasonably withheld, conditioned or delayed), or result in any permanent or sustained increase in the market price of Reneo Common Stock or NewCo Class A Common Stock, which is dependent upon many factors, including NewCo’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the Reneo Common Stock might meet the listing requirements for Nasdaq initially after the Reverse Stock Split, it cannot be assured that it will continue to do so.

The Reverse Stock Split may decrease the liquidity of the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock).

Although the Reneo Board believes that the anticipated increase in the market price of the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) resulting from the proposed Reverse Stock Split could encourage interest in the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock).

The Reverse Stock Split may lead to a decrease in Reneo’s (and, accordingly, NewCo’s) overall market capitalization.

Should the market price of the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in Reneo’s (and, accordingly, NewCo’s) overall market capitalization. If the per-share market price does not increase in proportion to the Reverse Stock Split ratio, then the value of Reneo (and, accordingly, NewCo), as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) due to the reduced number of shares outstanding after the Reverse Stock Split.

The Reverse Stock Split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Reneo Common Stock (and, accordingly, NewCo Class A Common Stock) on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

OnKure will determine the ratio of the Reverse Stock Split in its discretion, subject to the approval of the Reneo Board, and may consider a variety of factors in making its determination.

If Proposal No. 4 is approved by Reneo Stockholders, Reneo intends to effect the Reverse Stock Split by a ratio of not less than 1-to-     and not greater than 1-to-    , or any whole number in between. If Proposals No. 1 and 2 are approved, the exact ratio of the Reverse Stock Split will be determined by OnKure (in consultation with Reneo and subject to the approval of Reneo, such approval not to be unreasonably withheld, conditioned or delayed).

One of the purposes of the Reverse Stock Split is to increase the per-share market price of Reneo Common Stock (and, accordingly, NewCo Class A Common Stock). In addition, the OnKure Board and the Reneo Board believe a higher stock price may help generate investor interest in the Combined Company. Therefore, the Reneo Board may consider additional factors in determining to approve a Reverse Stock Split ratio in an attempt to achieve a higher price per share. Such additional factors may include the historical trading price and trading volume of Reneo Common Stock; the then prevailing trading price and trading volume of Reneo Common Stock, and the anticipated impact of the Reverse Stock Split on the trading market for Reneo Common Stock (and, accordingly, NewCo Class A Common Stock); the anticipated impact of the Reverse Stock Split on the Combined Company’s ability to raise additional financing; and prevailing general market and economic conditions. For more information on the factors that may be considered in determining the Reverse Stock Split ratio, see “Proposal No. 4—Approval of an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time.”

Risks Related to Reneo

Reneo’s business will continue to be subject to the risks described in the section entitled “Risk Factors” in Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 340 for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to OnKure

Risks Related to OnKure’s Operating History, Financial Position and Need for Additional Capital

OnKure is early in its development efforts and it has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and future viability.

OnKure is a clinical-stage biopharmaceutical company, has no products approved for commercial sale and has never generated any revenue. Its operations to date have been limited to organizing the company, raising capital and developing its product candidates. OnKure has not yet demonstrated its ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be difficult for investors to accurately predict OnKure’s likelihood of success and viability.

In addition, OnKure may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. OnKure also expects that, as it advances its product candidates, it will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. OnKure has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If OnKure does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.

OnKure has incurred significant net losses in each period since its inception, and it expects to continue to incur significant net losses for the foreseeable future.

OnKure has incurred significant net losses in each reporting period since its inception, has not generated any revenue from the sale of products, and has funded its operations primarily from the sale and issuance of equity securities and convertible debt. OnKure’s net losses were $35.3 million and $29.5 million for the years ended December 31, 2023 and 2022, respectively. As of March 31, 2024, OnKure had an accumulated deficit of $101.9 million. OnKure has no products approved for sale. As a result, it expects that it will be many years, if ever, before it has commercialized product and generate revenue from product sales. Even if it succeeds in receiving marketing approval for and commercializing one or more of its product candidates, it expects that it will continue to incur substantial research and development and other expenses to discover, develop and market additional product candidates.

OnKure expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses OnKure incurs may fluctuate significantly from quarter to quarter such that a period-to-period comparison of its results of operations may not be a good indication of its future performance. The size of OnKure’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue, if any. OnKure’s prior losses and expected future losses have had and will continue to have an adverse effect on its working capital, its ability to fund the development of its product candidates, its ability to achieve and maintain profitability and the performance of its stock.

OnKure has never generated revenue from product sales and may never achieve or maintain profitability.

OnKure has never generated any revenue from commercial product sales. To become and remain profitable, OnKure must develop and eventually commercialize product candidates with significant market potential, which will require it to be successful in a range of challenging activities. These activities can include completing preclinical studies and clinical trials of OnKure’s product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post-marketing requirements. OnKure does not anticipate generating any revenue from product sales for many years. OnKure’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:

•	successful and timely completion of clinical development of OKI-219 and preclinical and clinical development of other pipeline programs and any other future programs;

•	establishing and maintaining relationships with contract research organizations (or “CROs”) and clinical sites for the clinical development of OKI-219 and any other future programs;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which OnKure successfully completes clinical development;

•	developing an efficient and scalable manufacturing process for OnKure’s product candidates, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for OnKure’s product candidates, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of OnKure’s product candidates;

•	commercial acceptance of OnKure’s product candidates by patients, the medical community and third-party payors;

•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	defending against third-party interference or infringement claims, if any;

•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize OnKure’s product candidates;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors for OnKure’s product candidates;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

OnKure may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If OnKure does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. OnKure’s failure to become and remain profitable would decrease its value and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

Any changes in the manufacturing process, suppliers, or facilities will require further comparability analysis and approval by the U.S. Food and Drug Administration (the “FDA”) before implementation, which could delay OnKure’s clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and efficacy.

OnKure has not previously submitted a New Drug Application (“NDA”) to the FDA or similar approval filings to a comparable foreign regulatory authority for any product candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the product candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. OnKure cannot be certain that its current or future product candidates will be successful in clinical trials or receive regulatory approval. If OnKure does not receive regulatory approvals for current or future product candidates, it may not be able to continue its operations. Even if OnKure successfully obtains regulatory approval to market a product candidate, its revenue will depend, in part, upon the size of the markets in the territories for which it receives regulatory approval and has commercial rights, the availability of competitive therapies and whether there are sufficient levels of reimbursement and adoption by physicians.

Risks Related to OnKure’s Development and Commercialization of its Product Candidates

OnKure is substantially dependent on OKI-219. If OnKure is unable to advance OKI-219 through clinical development, obtain regulatory approval and ultimately commercialize such product candidate, or experience significant delays in doing so, OnKure’s business will be materially harmed.

OnKure is currently evaluating OKI-219 in a Phase 1 clinical trial. OnKure will be required to demonstrate thorough, adequate and well-controlled clinical trials that OKI-219 is safe and effective, with a favorable benefit-risk profile, for use in its target indication before OnKure can seek regulatory approvals for its commercial sale. OnKure’s initial clinical trials will begin with relatively small cohorts before expanding in size in subsequent cohorts. If safety issues arise in an early cohort, OnKure may be delayed or prevented from subsequently expanding into larger trial cohorts. OnKure’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of OKI-219. OnKure is not permitted to market or promote any product candidate before it receives marketing approval from the FDA, European Medicines Agency (“EMA”) or any comparable foreign regulatory authorities, and OnKure may never receive such marketing approvals.

OnKure has limited resources and is currently focusing its efforts on OKI-219 for development in particular indications and advancing its other discovery research programs. As a result, OnKure may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

OnKure is currently focusing its resources and efforts on OKI-219 and advancing its other research programs. Because OnKure has limited financial and managerial resources, it must focus on a limited number of research programs and product candidates and on specific indications. As a result, OnKure may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. OnKure’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. OnKure’s spending on current and future research and development activities for OKI-219 and its other research programs may not yield any commercially viable products. If OnKure does not accurately evaluate the commercial potential or target markets for OKI-219 and its other research programs, or the product candidates it is currently developing in these programs, OnKure may relinquish valuable rights to its product candidates or programs through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate or program.

If clinical trials of OnKure’s product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, OnKure would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of OnKure’s product candidates, OnKure must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. OnKure does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. OnKure’s product candidates may fail to demonstrate efficacy in humans, and particularly across tumor types. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk OnKure faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA, EMA or other comparable foreign regulatory authorities, resulting in OnKure being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

If the results of OnKure’s ongoing or future preclinical studies and future clinical trials are inconclusive with respect to the safety and efficacy of its product candidates, if it does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with its product candidates, OnKure may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Results of OnKure’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or adverse events. In such an event, OnKure’s trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order OnKure to cease further development of or deny approval of its product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm OnKure’s business, financial condition and prospects significantly.

Further, OnKure’s product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if OnKure’s product candidates have characteristics that are unexpected, OnKure may need to abandon their development or limit development to more narrow indications or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If OnKure is ultimately unable to obtain regulatory approval of its product candidates, OnKure will be unable to generate product revenue and its business will be substantially harmed.

OnKure’s product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, FDA’s Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to help develop and implement strategies to support approvals in early clinical setting, among other goals. How the FDA plans to implement these goals and their impact on specific clinical programs and the industry are unclear. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that OnKure’s data are insufficient for approval and require additional preclinical, clinical or other data. Even if OnKure eventually completes clinical testing and receives approval for OnKure’s product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve its product candidates for a more limited indication or a narrower patient population than originally requested or may impose other prescribing limitations or warnings that limit the product candidate’s commercial potential. OnKure has not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of its product candidates will ever obtain regulatory approval. Further, development of OnKure’s product candidates and/or regulatory approval may be delayed for reasons beyond its control.

Applications for OnKure’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of OnKure’s clinical trials;

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the FDA, EMA or other comparable foreign regulatory authorities may determine that OnKure’s product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude its obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which OnKure seeks approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with OnKure’s interpretation of data from preclinical studies or clinical trials;

•	OnKure may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

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the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which OnKure contracts for clinical and commercial supplies;

•	the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests required for OnKure’s product candidates; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering OnKure’s clinical data insufficient for approval.

In addition, even if clinical trials are successfully completed, OnKure cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as it does, and more trials could be required before OnKure submits its product candidates for approval. For example, although OnKure has sought and received feedback from FDA on the designs of its clinical trials and intends to continue to do so, FDA may ultimately disagree that OnKure’s trials support approval for OKI-219. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, OnKure may be required to expend significant resources, which may not be available, to conduct additional trials in support of potential approval of its product candidates. Even if OnKure secures regulatory approval for any of its product candidates, the terms of such approval may limit the scope and use of the product candidate, which may also limit its commercial potential.

If OnKure is required to conduct additional clinical trials or other testing of its product candidates beyond those that it currently contemplates, if OnKure is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, OnKure may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for its product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements;

•	be subject to changes in the way the product is administered; or

•	have regulatory authorities withdraw or suspend their approval of the product.

OnKure cannot be certain that its planned clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of OnKure’s clinical trials in its targeted indications could limit the prospects for regulatory approval of its product candidates in those and other indications, which could have a material adverse effect on OnKure’s business, financial condition and results of operations.

Obtaining and maintaining regulatory approval of its product candidates in one jurisdiction does not mean that OnKure will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of its product candidates in one jurisdiction does not guarantee that OnKure will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and pricing of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United

States, including additional nonclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, the pricing of a prescription drug candidate is subject to regulatory approval before it can be approved for sale in that jurisdiction. In some cases, the price that OnKure intends to charge for its products is also subject to approval.

OnKure may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which it must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for OnKure and could delay or prevent the introduction of its products in certain countries. If OnKure or any future collaborator fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its potential product candidates will be harmed.

If OnKure experiences delays or difficulties in the enrollment or retention of subjects in clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

Trials may be subject to delays as a result of patient withdrawal or patient enrollment taking longer than anticipated. OnKure may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of subjects to participate to such trials’ conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. While OnKure’s Phase 1 dose-escalation and expansion cohort trial, OKI-219-101, known as PIKture-01, has begun enrollment, future difficulties OnKure experiences relating to enrollment in its clinical trials, or complications in the PIKture-01 trial or future clinical trials, could delay regulatory approval for OKI-219 or OnKure’s future product candidates.

Patient enrollment may be affected if OnKure’s competitors have ongoing clinical trials for product candidates that are under development for the same indications as its product candidates, and subjects who would otherwise be eligible for OnKure’s clinical trials instead enroll in clinical trials of its competitors’ product candidates. Patient enrollment for any of OnKure’s future clinical trials may be affected by other factors, including:

•	size and nature of the patient population, and process for identifying patients;

•	severity and difficulty of diagnosing the condition under investigation;

•	availability and efficacy of approved drugs and other competing therapeutic candidates for the condition under investigation;

•	the eligibility and exclusion criteria for the trial in question as defined in the protocol;

•	OnKure’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the clinical trial;

•	perceived risks and benefits of the product candidate under study;

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participants’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications OnKure is investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	participant referral practices of doctors;

•	the ability to monitor participants adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective trial subjects;

•	continued enrollment of prospective subjects by clinical trial sites; and

•	the risk that subjects enrolled in clinical trials will drop out of the trials before completion.

OnKure’s inability to enroll a sufficient number of subjects for its clinical trials would result in significant delays or may require it to abandon one or more clinical trials altogether. Enrollment delays in OnKure’s clinical trials may result in increased development costs for its product candidates and jeopardize its ability to obtain marketing approval for the sale of its product candidates. Furthermore, OnKure expects to rely on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and OnKure will have limited influence over their performance. Even if OnKure is able to enroll a sufficient number of subjects for its clinical trials, it may have difficulty maintaining enrollment of such subjects in its clinical trials.

OnKure’s product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If OnKure’s product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs, OnKure may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent OnKure from achieving or maintaining market acceptance of the affected product candidate and may harm its business, financial condition and prospects significantly.

Patients in OnKure’s ongoing and planned clinical trials may suffer significant adverse events or other side effects not observed in OnKure’s preclinical studies or previous clinical trials. Patients treated with OnKure’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to OnKure’s product candidate but may still impact the success of its clinical trials. The inclusion of critically ill patients in OnKure’s clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients enrolled in OnKure’s clinical trials will die or experience major clinical events either during the course of OnKure’s clinical trials or after participating in such trials.

If significant adverse events or other side effects are observed in any of OnKure’s current or future clinical trials, OnKure may have difficulty recruiting patients to the clinical trials, patients may drop out of its trials, or it may be required to abandon the trials or its development efforts of that product candidate altogether. OnKure, the FDA, and other comparable regulatory authorities or an institutional review board (“IRB”) may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm OnKure’s business, financial condition and prospects. Further, if any of its product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. OnKure cannot predict whether its product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of OnKure’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

OnKure will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before it can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. For example, OnKure previously decided to cease developing another product candidate, known as OKI-179, despite promising early data. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Regulatory authorities may also limit the scope of later-stage trials until OnKure has demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which OnKure may market its product candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with OnKure’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to OnKure’s product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, OnKure’s clinical trial outcomes.

OnKure may also experience issues in conducting its clinical trials that would delay or prevent it from satisfying the applicable requirements of the FDA and other regulatory authorities, including:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials for any future product candidates;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;

•	delays in reaching agreement with the FDA or other regulatory authorities as to the design or implementation of its clinical trials;

•	obtaining regulatory authorization to commence a clinical trial;

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delays in reaching, or fail to reach, agreement on acceptable terms with clinical trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	obtaining approval at each trial site;

•	recruiting suitable patients to participate in a clinical trial;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	inspections of clinical trial sites or operations by applicable regulatory authorities, or the imposition of a clinical hold;

•	clinical sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

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failure to perform in accordance with applicable regulatory requirements, including the FDA’s current Good Clinical Practices (“GCP”) requirements, or applicable regulatory requirements in other countries;

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addressing patient safety concerns that arise during the course of a trial, including occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	adding a sufficient number of clinical trial sites;

•	manufacturing sufficient quantities of product candidate for use in clinical trials; or

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suspensions or terminations by IRBs of the institutions at which such trials are being conducted, or by the FDA or other regulatory authorities due to a number of factors, including those described above.

OnKure may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize its product candidates or significantly increase the cost of such trials, including:

•	changes in regulatory requirements or guidance, or receive feedback from regulatory authorities that requires OnKure to modify the design of its clinical trials;

•	clinical trials may produce negative or inconclusive results, and OnKure may decide, or regulators may require OnKure, to conduct additional clinical trials or abandon development programs;

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the number of patients required for clinical trials may be larger than OnKure anticipates, enrollment in these clinical trials may be slower than it anticipates or participants may drop out of these clinical trials at a higher rate than it anticipates;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to OnKure in a timely manner, or at all;

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OnKure or its investigators might have to suspend or terminate clinical trials for various reasons, including non-compliance with regulatory requirements, a finding that a product candidate has undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials may be greater than OnKure anticipates and it may not have funds to cover the costs;

•	the supply or quality of product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;

•	regulators may revise the requirements for approving its product candidates, or such requirements may not be as OnKure anticipates; and

•	any future collaborators that conduct clinical trials may face any of the above issues and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for OnKure.

OnKure does not know whether any clinical trials it may conduct will demonstrate efficacy and safety sufficient to obtain approval to market any of its product candidates.

Interim, initial, “top-line” and preliminary data from clinical trials that OnKure announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, OnKure may publicly disclose interim, preliminary or top-line data from its preclinical studies and clinical trials. Interim data from clinical trials that OnKure may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from its clinical trials continue other treatments for their condition. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data OnKure previously published. As a result, interim, preliminary and top-line data should be viewed with caution until the final data are available. OnKure also makes assumptions, estimations, and calculations, and draws conclusions, as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that OnKure reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Further, others, including regulatory agencies, may not accept or agree with OnKure’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program or the approvability or commercialization of the particular product candidate, and could have a material adverse effect on the success of OnKure’s business. In addition, the information OnKure chooses to disclose publicly regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what OnKure determines is material or otherwise appropriate information to include in its disclosure. If the interim, top-line or preliminary data that OnKure reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, OnKure’s ability to obtain approval for and commercialize its product candidates may be harmed, which could harm its business, results of operations, prospects or financial condition. Further, disclosure of interim, top-line or preliminary data by OnKure or by its competitors could result in volatility in the price of the NewCo Class A Common Stock after the Mergers and the Concurrent PIPE Investments.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause OnKure’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of product candidates and jeopardize OnKure’s ability to commercialize its product candidates, if approved, and generate revenue.

OnKure may develop programs in combination with other therapies, which exposes it to additional risks.

OnKure intends to develop OKI-219, and may develop any other product candidate it develops, in combination with one or more currently approved cancer therapies or therapies in development. Patients may not be able to tolerate OnKure’s product candidates in combination with other therapies, or dosing of its product candidates in combination with other therapies may have unexpected consequences. Even if any of OnKure’s product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, OnKure would continue to be subject to risks that the FDA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with OnKure’s product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which OnKure’s product candidates may be approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for OnKure’s product candidates or OnKure’s products being removed from the market or being less successful commercially. If the FDA or other comparable foreign regulatory authorities do not approve or revoke their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies OnKure chooses to evaluate in combination with its product candidates, OnKure may be unable to obtain approval of or successfully market any or all of the product candidates it develops.

Additionally, if the third-party providers of therapies or therapies in development used in combination with OnKure’s product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of OnKure’s product candidates, or if the cost of combination therapies is prohibitive, OnKure’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

OnKure faces substantial competition which may result in others discovering, developing or commercializing products before or more successfully than it does.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. OnKure faces increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that OnKure successfully develops and commercializes may compete with existing therapies, and new therapies that may become available in the future.

Many of OnKure’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than OnKure. These competitors also compete with OnKure in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in OnKure’s competitors. As a result of these factors, OnKure’s competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in OnKure’s field before OnKure.

There are multiple PI3Kα-pathway targeted agents either approved or under clinical development that will potentially compete with OKI-219 and OnKure’s PI3Kα-targeted portfolio. These include the marketed medicines alpelisib (Piqray, a PI3Kα-selective inhibitor marketed by Novartis) and capivasertib (Truquap, an AKT1 inhibitor marketed by Astra Zeneca), both of which are approved for the treatment of PI3Kα-mutated breast cancer patients in combination with the selective estrogen receptor degrader (“SERD”) fulvestrant. OnKure is also aware of several novel PI3K-targeted therapies that are in clinical development. This includes both multiple non-mutation-selective PI3K inhibitors (inavolisib, developed by Roche Holdings AG; gedatolisib (Celcuity Inc.); MEN1611 (menarini) and TOS-358 (Totus Medicines)) and inhibitors designed to have greater selectivity for mutated PI3Kα, including RLY-2608 (Relay Therapeutics), STX-473 (Scorpion Therapeutics) and LOXO-783 (Loxo Oncology). Multiple other companies have disclosed or published research efforts in PI3K inhibitors that are at an early stage, but could potentially advance to the clinical trial stage. Finally, there are numerous other investigational therapies, spanning many modalities that are being evaluated preclinically and in clinical trials for breast cancer.

OnKure’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects or are more convenient or less expensive than products that OnKure may develop. OnKure’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than OnKure can, which could make OnKure’s development more complicated or result in OnKure’s competitors establishing a strong market position before OnKure is able to enter the market.

Technological advances or products developed by OnKure’s competitors may render OnKure’s technologies or product candidates obsolete, less competitive or not economical. If OnKure is unable to compete effectively, its opportunity to generate revenue from the sale of its product candidates, if approved, could be adversely affected.

Even if OKI-219 or any other product candidate receives marketing approval, they may fail to achieve market acceptance among physicians, patients, third-party payors and others in the medical community.

If OKI-219 or any other product candidate that OnKure develops receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of OKI-219 or any other product candidate that OnKure develops, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages of its product candidates compared to alternative treatments, including the existing standard of care;

•	OnKure’s ability to offer products for sale at competitive prices;

•	the clinical indications for which the product is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a Risk Evaluation Mitigation Strategy (“REMS”), if any, which may not be required of alternative treatments and competitor products;

•	the cost of treatment in relation to alternative treatments;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of doctors to prescribe these therapies;

•	the strength of OnKure’s marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of an approved product candidate for use as a combination therapy;

•	the potential for OnKure’s competitors to limit its access to the market through anti-competitive contracts or other arrangements;

•	unfavorable publicity relating to OnKure’s product candidates;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of OnKure products together with other medications.

If any of OnKure’s product candidates are approved but do not achieve an adequate level of market acceptance, OnKure may not generate or derive sufficient revenue from that product candidate and OnKure’s financial results could be negatively impacted.

If OnKure is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates on acceptable terms, OnKure may be unable to successfully commercialize its product candidates that obtain regulatory approval.

OnKure plans to use the proceeds of the Mergers and the Concurrent PIPE Investments, in part, to continue to develop and seek regulatory approval for its lead product candidate, OKI-219. If OKI-219 or another product candidate is approved, OnKure must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which OnKure intends to sell and market its product candidates. OnKure may not be successful in accomplishing these required tasks.

Establishing and building out an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize its product candidates will be expensive and time-consuming and will require significant attention of OnKure’s executive officers to manage. Any failure or delay in the development of OnKure’s internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of its product candidates that it obtains approval to market, if OnKure does not have arrangements in place with third parties to provide such services on its behalf. Alternatively, if OnKure chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems, OnKure will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If OnKure is unable to enter into such arrangements when needed, on acceptable terms, or at all, it may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If OnKure is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, its future product revenue will suffer, and OnKure may incur significant additional losses.

If product liability lawsuits are brought against OnKure, it may incur substantial liabilities and may be required to limit commercialization of its products, if approved.

OnKure’s business exposes it to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of OnKure’s development programs. If its product candidates are approved for marketing, such claims could still result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of such products, OnKure’s manufacturing processes and facilities or its marketing programs. These investigations could potentially lead to a recall of its products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in injury to OnKure’s reputation, withdrawal of clinical trial participants, costs to defend the related litigation, a diversion of management’s time and OnKure’s resources, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize its product candidates and decreased demand for its product candidates, if approved for commercial sale. OnKure currently has product liability insurance that it believes is appropriate for its stage of development and may need to obtain higher levels prior to marketing any of its product candidates, if approved. Any insurance OnKure has or may obtain may not provide sufficient coverage against potential liabilities and, if judgments exceed its insurance coverage, could adversely affect OnKure’s results of operations and business and cause the price of the NewCo Class A Common Stock to decline. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, OnKure may be unable to maintain or obtain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses, including those caused by product liability claims.

Any product candidates OnKure develops may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of OnKure’s product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, OnKure may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow OnKure to establish or maintain pricing sufficient to realize an adequate return on investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which OnKure obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, OnKure may not successfully commercialize any product candidate for which it obtains marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require OnKure to provide scientific and clinical support for the use of its products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. OnKure may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. Nonetheless, OnKure’s product candidates may not be considered cost effective. OnKure cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and OnKure believes that the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as its product candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, OnKure may be required to conduct a clinical trial that compares the cost effectiveness of a product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that OnKure is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for OnKure’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If OnKure is unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which OnKure receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

A variety of risks associated with marketing OnKure’s product candidates internationally could materially adversely affect its business.

OnKure is developing regulatory strategies for its product candidates outside the United States and, accordingly, OnKure expects that it or its partners would seek regulatory approval of its product candidates outside of the United States. As such, OnKure expects that it will be subject to additional risks related to operating in foreign countries if OnKure or such partners obtain the necessary approvals, including:

•	differing regulatory requirements and drug pricing regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act (“FCPA”) or comparable foreign regulations;

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challenges enforcing OnKure’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with OnKure’s international operations or those of any applicable international partners may materially adversely affect its ability to attain or maintain profitable operations.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, including sanctions, treaties, tariffs, taxes, regulatory requirements, and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, legislation has been introduced in Congress to limit certain interactions with certain Chinese biotechnology companies. OnKure cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what interactions, including products or services, may be subject to such actions, or what actions may be taken by the other countries in retaliation. If OnKure’s interactions with parties affected by any such actions are limited or no longer possible, its business, liquidity, financial condition, or results of operations could be materially and adversely affected.

Risks Related to OnKure’s Intellectual Property

If OnKure is unable to obtain and maintain sufficient intellectual property protection for its technology and products and product candidates it may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors or other third parties could develop and commercialize products similar or identical to OnKure, and OnKure’s ability to successfully develop and, if approved, commercialize its product candidates may be adversely affected.

OnKure relies upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to its development programs and product candidates. Its success depends in part on its ability to obtain and maintain patent protection in the United States and other countries with respect to OKI-219 and any future product candidates. OnKure seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its development programs, product candidates and novel discoveries that are important to its business. The patent prosecution process is expensive and time-consuming, and OnKure may not be able to file, prosecute, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patents and patent applications that OnKure owns may fail to result in issued patents with claims that protect OKI-219 or any future product candidate in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to its patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover OKI-219 or any future product candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to OnKure could deprive it of rights necessary for the successful commercialization of any product candidates that OnKure may develop. Further, the scope and coverage of such patents may be so narrow that a third party could successfully design around its patents without materially impacting the therapeutic effectiveness of the resulting drug product. Further, if OnKure encounters delays in regulatory approvals, the period of time during which it could market a product candidate under patent protection could be reduced.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that OnKure or any of its potential future collaborators will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the United States Patent and Trademark Office (the “USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

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the USPTO requires OnKure to disclose all material references to the patent examiner during prosecution of its patent applications, and failure to do so could result in a third party successfully challenging OnKure’s ability to enforce a patent against an infringer;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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OnKure’s competitors, many of whom have substantially greater resources than it does and many of which have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block OnKure’s ability to make, use and sell its product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments of diseases or conditions that prove successful, as a matter of public policy regarding worldwide health concerns; and

•	countries other than the United States may have patent laws that are less favorable to patentees, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time consuming, and OnKure may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain or enforce patents that may issue based on its patent applications, at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. OnKure may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents in the public domain. It is also possible that OnKure will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, if it chooses to license certain patent rights in the future from third parties, OnKure may not have the right to control the preparation, filing and prosecution of such patent applications, or to maintain the patents, directed to technology that it licenses from those third parties. OnKure may also require the cooperation of its future licensor, if any, to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, any licensed patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of its business. OnKure cannot be certain that patent prosecution and maintenance activities by any of its future licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause OnKure to lose rights in any applicable intellectual property that it in-licenses, and as a result its ability to develop and commercialize products or product candidates may be adversely affected, and OnKure may be unable to prevent competitors from making, using and selling competing products.

If the patent applications OnKure holds or may in-license in the future with respect to its development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for OKI-219 or any future product candidate, it could dissuade other companies from collaborating with OnKure to develop product candidates, and threaten its ability to commercialize OKI-219 or future product candidates. Any such outcome could have a materially adverse effect on OnKure’s business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation, resulting in court decisions, including U.S. Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect OnKure’s rights to the same extent as the laws of the United States. For example, many countries restrict the patentability of methods of treatment of the human body. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, OnKure cannot know with certainty whether it was the first to make the inventions claimed in its own patents or pending patent applications, or that it was the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of its patent rights are highly uncertain. OnKure’s pending and future patent applications may not result in patents being issued that protect its technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of OnKure’s patents or narrow the scope of its patent protection. For example, the America Invents Act created new administrative post-grant proceedings, including post-grant review, inter partes review and derivation proceedings that allow third parties to challenge the validity of issued patents. This applies to all of OnKure’s U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. In addition to increasing uncertainty with regard to OnKure’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken OnKure’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.

Moreover, OnKure may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. The costs of defending patents or enforcing proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, OnKure’s patent rights, allow third parties to commercialize its technology or products and compete directly with OnKure, without payment to it, or result in OnKure’s inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by OnKure’s patents and patent applications is threatened, it could dissuade companies from collaborating with OnKure to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and OnKure’s owned and licensed patents and patent applications may be challenged in the courts or patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. An adverse decision in any such challenge may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit OnKure’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay incurred by the USPTO in examining the patent application (patent term adjustment). The scope of patent protection may also be limited.

Without patent protection for its current or future product candidates, OnKure may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, its patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to those of OnKure.

Patent terms may be inadequate to protect OnKure’s competitive position on its product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering its product candidates are obtained, once the patent life has expired for a product, OnKure may be open to competition from biosimilar or generic products. As a result, OnKure’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to its own. Upon issuance in the United States, the term of a patent can be increased by patent term adjustment, which is based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The term of a U.S. patent may also be shortened if the patent is terminally disclaimed over an earlier-filed patent.

Depending upon the timing, duration and specifics of FDA marketing approval of OKI-219 and future product candidates, one or more of OnKure’s U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is based on the first approved use of a product and is limited to only one patent that covers the approved product, the approved use of the product or a method of manufacturing the product. Such patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. However, the applicable authorities, including the FDA and the USPTO in the United States and any equivalent regulatory authority in other countries, may not agree with OnKure’s assessment of whether such extensions are available, and may refuse to grant extensions to its patents, or may grant more limited extensions than OnKure requests. OnKure may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than it requests. If OnKure is unable to extend the expiration date of its existing patents or obtain new patents with longer expiry dates, its competitors may be able to take advantage of its investment in development and clinical trials by referencing its clinical and preclinical data to obtain approval of competing products following OnKure’s patent expiration and launch their product earlier than might otherwise be the case.

Laws governing analogous patent term extension (“PTE”) in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, OnKure may not receive an extension if it fails to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, apply prior to expiration of relevant patents or otherwise satisfy applicable requirements. If OnKure is unable to obtain PTE or restoration, or the term of any such extension is less than it requests, the period during which OnKure will have the right to exclusively market its product will be shortened and its competitors may obtain approval of competing products following OnKure’s patent expiration and may take advantage of its investment in development and clinical trials by referencing its clinical and preclinical data to launch their product earlier than might otherwise be the case, and OnKure’s revenue could be reduced, possibly materially.

Obtaining and maintaining OnKure’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and patent applications will be due to the USPTO and other foreign patent agencies in several stages over the lifetime of OnKure’s patents and patent applications. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on OnKure’s international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If OnKure or any of its licensors fails to maintain the patents and patent applications covering OKI-219 or any future product candidate, its competitors may be able to enter the market, which would have an adverse effect on OnKure’s business.

OnKure may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect its ability to develop and market its products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that OnKure’s product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that OnKure’s operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to its operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. OnKure cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can

OnKure be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of its current and future product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in OnKure’s market that are owned by third parties. OnKure’s competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with OnKure’s ability to make, use and sell its product candidates. OnKure does not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover OnKure’s product candidates or the use of its product candidates. As such, there may be applications of others now pending or recently revived patents of which OnKure is unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of OnKure’s product candidates or will prevent, limit or otherwise interfere with its ability to make, use or sell its product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. OnKure’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact its ability to market its products. For example, OnKure may incorrectly determine that its product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. OnKure’s determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect, and its failure to identify and correctly interpret relevant patents may negatively impact OnKure’s ability to develop and market its products.

OnKure may become involved in third-party claims of intellectual property infringement, which may delay or prevent the development and commercialization of OKI-219 and any future product candidate.

OnKure’s commercial success depends in part on it avoiding infringement and other violations of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. OnKure may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that its product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous U.S.- and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which OnKure and its collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as OnKure gains greater visibility and market exposure as a public company, the risk increases that its product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that OnKure is infringing their patents or employing their proprietary technology without authorization.

Also, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of OnKure’s current and future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that OnKure’s current or future product candidates may infringe.

In addition, third parties may obtain patent rights in the future and claim that use of OnKure’s technologies infringes upon their rights. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of its product candidates, any molecules formed during the manufacturing process, methods of treating certain diseases or conditions that OnKure is pursuing with its product candidates, OnKure’s formulations including combination therapies, or any final product itself, the holders of any such patents may be able to block OnKure’s ability to commercialize such product candidate unless it obtained a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms or at all. In addition, OnKure may be subject to claims that it is infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that its employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for OnKure, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against OnKure may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize one or more of its current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from its business. In the event of a successful infringement or other intellectual property claim against OnKure, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its affected products, which may be impossible or require substantial time and monetary expenditure. OnKure cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, OnKure may need to obtain licenses from third parties to advance its research or allow commercialization of its product candidates, and OnKure has done so from time to time. OnKure may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, OnKure would be unable to further develop and commercialize one or more of its product candidates, which could harm its business significantly. OnKure cannot provide any assurances that third-party patents do not exist which might be enforced against its product candidates, resulting in either an injunction prohibiting its sales, or, with respect to its sales, an obligation on OnKure’s part to pay royalties or other forms of compensation to third parties.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of OnKure’s existing products, programs or intellectual property could be diminished. Accordingly, the price of the NewCo Class A Common Stock may decline. Such announcements could also harm OnKure’s reputation or the market for its future products, which could have a material adverse effect on its business.

OnKure may become involved in lawsuits to protect or enforce its patents or other intellectual property rights, or the patents or other intellectual property rights of any licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe or otherwise violate OnKure’s patents or other intellectual property rights, or those of its licensors. To counter infringement or unauthorized use or misappropriations, OnKure or any future licensors may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more patents of OnKure or any of its current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that OnKure’s or its licensors’ patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of OnKure’s patents at risk of being invalidated or interpreted narrowly and could put its patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against OnKure, such as claims asserting that its patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of OnKure or a future licensor is invalid or unenforceable, in whole or in part, and that OnKure does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that OnKure does not have the right to stop the other party from using the invention at issue on the grounds that it or any future licensors’ patent claims do not cover the invention, or decide that the other party’s use of OnKure’s or any future licensors’ patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving OnKure’s or any future licensors’ patents could limit OnKure’s ability to assert its own or any future licensors’ patents against those parties or other competitors and may curtail or preclude its ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect OnKure’s competitive position and its business, financial condition, results of operations and prospects. Similarly, if OnKure asserts trademark infringement claims, a court may determine that the marks OnKure has asserted are invalid or unenforceable, or that the party against whom OnKure has asserted trademark infringement has superior rights to the marks in question. In this case, OnKure could ultimately be forced to cease use of such trademarks.

OnKure cannot be certain that there is no invalidating prior art of which it and the patent examiner were unaware during prosecution. For any patents and patent applications that OnKure licenses from third parties, it may have limited or no right to participate in the defense of such licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, OnKure would lose at least part, and perhaps all, of the patent protection on its current or future product candidates. Such a loss of patent protection could harm its business.

OnKure may not be able to prevent, alone or with its licensors, misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Its business could be harmed if in litigation the prevailing party does not offer OnKure a license on commercially reasonable terms. Any litigation or other proceedings to enforce OnKure’s intellectual property rights may fail, and even if successful, may result in substantial costs and distract its management and other employees.

Even if OnKure establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of OnKure’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of the NewCo Class A Common Stock. Moreover, OnKure cannot assure that it will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if OnKure ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit OnKure receives as a result of the proceedings.

Because of the expense and uncertainty of litigation, OnKure may not be in a position to enforce its intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, OnKure may conclude that even if a third party is infringing its patents, any patents that may be issued as a result of OnKure’s future patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of OnKure or its stockholders. In such cases, OnKure may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing OnKure’s ability to protect its products.

As is the case with other biopharmaceutical companies, OnKure’s success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish OnKure’s ability to protect its inventions, obtain, maintain, enforce and protect its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of its future owned and licensed patents. The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to OnKure’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken OnKure’s ability to obtain new patents or to enforce patents that it has licensed or that it might obtain in the future. Similarly, changes in patent law and regulations in other jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken OnKure’s ability to obtain new patents or to enforce patents that it has licensed or that it may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (the “UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC over the first seven years of the court’s existence and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries that are signatories to the UPC. OnKure cannot predict with certainty the long-term effects of any potential changes.

OnKure may not be able to protect its intellectual property rights throughout the world, which could impair its business.

Patents are of national or regional effect, and filing, prosecuting and defending patents covering OKI-219 and any future product candidate throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions in which OnKure does pursue patent protection. Consequently, OnKure may not be able to prevent third parties from practicing its or any future licensors’ inventions in all countries outside the United States, even in jurisdictions where OnKure or any future licensors do pursue patent protection, or from selling or importing products made using its or any future licensors’ inventions in and into the United States or other jurisdictions. Competitors may use its or any future licensors’ technologies in jurisdictions where OnKure has not obtained patent protection to develop its own products and, further, may export otherwise infringing products to territories where OnKure may have or obtain patent protection, but where patent enforcement is not as strong as in the United States. These unauthorized competitors’ products may compete with

OnKure’s products in such jurisdictions and take away its market share where it does not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products. This could make it difficult for OnKure to stop the infringement of its patents or the marketing of competing products in violation of its intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect to the same extent or at all inventions that constitute new methods of treatment.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If OnKure or any of its licensors is forced to grant a license to third parties with respect to any patents relevant to its business, OnKure’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. OnKure may need to share its trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors and those affiliated with or controlled by state actors. As a result, OnKure may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. In addition, some courts inside and outside of the United States may be less willing or unwilling to protect trade secrets. If OnKure chooses to go to court to stop a third party from using any of its trade secrets, it may incur substantial costs. Even if OnKure is successful, such lawsuits would consume its time and other resources. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

If OnKure is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to the protection afforded by patents, OnKure may seek to rely on trade secret protection to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of its product discovery and development processes that involve proprietary know-how, information or technology that is not covered by its patents. OnKure may not be able to meaningfully protect its trade secrets. Although OnKure requires all of its employees to assign their inventions to it, and require all of their employees, consultants, advisors and any third parties who have access to its proprietary know-how, information or technology to enter into confidentiality agreements, OnKure cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed to OnKure’s competitors or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. As a result, OnKure may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If it is unable to prevent unauthorized material disclosure of its intellectual property to third parties, OnKure will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results and financial condition.

Because it expects to rely on third parties to manufacture OKI-219 and any future product candidates, and it expects to collaborate with third parties on the continuing development of OKI-219 and any future product candidates, OnKure must, at times, share trade secrets with them. OnKure also expects to conduct R&D programs that may require it to share trade secrets under the terms of its partnerships or agreements with CROs. OnKure seeks to protect its proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including material transfer agreements, consulting agreements, manufacturing and supply agreements, confidentiality agreements or other similar agreements with its advisors, employees, contractors, contract manufacturing organizations (or “CMOs”), CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose OnKure’s confidential information, including its trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by OnKure’s competitors, are intentionally or inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that its proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of OnKure’s trade secrets or other unauthorized use or disclosure would impair its competitive position and may have an adverse effect on OnKure’s business and results of operations.

In addition, these agreements typically restrict the ability of OnKure’s advisors, employees, third-party contractors CMOs, CROs, other service providers and consultants to publish data potentially relating to its trade secrets, although such agreements may contain certain limited publication rights. Despite OnKure’s efforts to protect its trade secrets, its competitors may discover such trade secrets, either through breach of OnKure’s agreements with third parties, independent development or publication of information by any of OnKure’s third-party collaborators. A competitor’s discovery of OnKure’s trade secrets would impair its competitive position and have an adverse impact on its business.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and OnKure does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If OnKure were to enforce a claim that a third party had illegally obtained and was using its trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If OnKure chooses to go to court to stop a third party from using any of its trade secrets, OnKure may incur substantial costs. These lawsuits may consume its time and other resources even if OnKure is successful. For example, significant elements of its products, including confidential aspects of sample preparation, methods of manufacturing, and related processes and software, are based on unpatented trade secrets. Although OnKure takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to OnKure’s trade secrets or disclose its technology.

OnKure may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what OnKure regards as its own intellectual property.

OnKure employs individuals who were previously employed at other biotechnology or pharmaceutical companies, or at research institutions, including its competitors or potential competitors. Although OnKure tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for OnKure, it may be subject to claims that these individuals have or OnKure has used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Further, although OnKure seeks to protect its ownership of intellectual property rights by ensuring that its agreements with its employees, collaborators, and other third parties with whom it does business include provisions requiring such parties to assign rights in inventions to OnKure, it may be subject to claims that OnKure or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of its employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If it fails in defending any such claims, in addition to paying monetary damages, OnKure may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm OnKure’s business and may prevent it from successfully commercializing its technologies or product candidates. In addition, OnKure may lose personnel as a result of such claims, and any such litigation, or the threat thereof, may adversely affect its ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent OnKure’s ability to commercialize its technologies or product candidates, which could adversely affect its business, financial condition, results of operations and prospects. Even if OnKure is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, OnKure may also be subject to claims that former employers, consultants or other third parties have an ownership interest in its patents or patent applications as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing OnKure’s product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, OnKure may enter into agreements to clarify the scope of its rights in such intellectual property. There is no guarantee of success in defending these claims, and if OnKure fails in defending any such claims, in addition to paying monetary damages, OnKure may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such challenges may also result in its inability to develop, manufacture or commercialize its technologies and product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by OnKure’s patents and patent applications is threatened, it could dissuade companies from collaborating with OnKure to license, develop or commercialize current or future technologies and product candidates. Even if OnKure is successful, litigation could result in substantial costs and be a distraction to its management and other employees. Any of the foregoing could adversely affect OnKure’s business, financial condition, results of operations and prospects.

If its future trademarks and trade names are not adequately protected, then OnKure may not be able to build name recognition in its markets of interest, and its business may be adversely affected.

OnKure intends to use registered or unregistered trademarks or trade names to brand and market itself and its products. Its trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. During trademark registration proceedings, OnKure may receive rejections of its applications by the USPTO or foreign agencies. Although it is given an opportunity to respond to such rejections, OnKure may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against OnKure’s trademarks, which may not survive such proceedings.

OnKure may not be able to protect its rights to these trademarks and trade names, which OnKure needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to those of OnKure, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of OnKure’s registered or unregistered trademarks or trade names. Over the long term, if it is unable to establish name recognition based on its trademarks and trade names, then OnKure may not be able to compete effectively, and its business may be adversely affected. OnKure may license its trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how its trademarks and trade names may be used, a breach of these agreements or misuse of OnKure’s trademarks and tradenames by its licensees may jeopardize its rights in or diminish the goodwill associated with its trademarks and trade names. OnKure’s efforts to enforce or protect its proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its financial condition or results of operations.

In addition, any proprietary name OnKure proposes to use with its current or future product candidates in the United States must be approved by the FDA, regardless of whether OnKure has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of its proposed proprietary product names, OnKure may be required to expend significant additional resources to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

OnKure’s intellectual property rights do not necessarily address all potential threats to OnKure’s competitive advantage.

The degree of future protection afforded by OnKure’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business or permit OnKure to maintain its competitive advantage. The following examples are illustrative:

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others may be able to make formulations or compositions that are the same as or similar to OnKure’s current or future product candidates, but that are not covered by the pending patent applications or patents that OnKure owns or any pending patent applications or patents that it may in-license in the future;

•	others may be able to make product that is similar to OnKure’s current or future product candidates, but that are not covered by the patents that it exclusively licensed and has the right to enforce;

•

OnKure, or its future licensors or collaborators, may not have been the first to make the inventions covered by the issued patents or pending patent applications that OnKure owns or may in-license in the future;

•	OnKure, or its future licensors, may not have been the first to file patent applications covering certain of its or those licensors’ inventions;

•

others may independently develop similar or alternative technologies or duplicate any of OnKure’s technologies without infringing or otherwise violating its owned intellectual property rights or any patent applications that it may license in the future;

•	it is possible that OnKure’s pending patent applications or those that it may own or license in the future will not lead to issued patents;

•	issued patents that OnKure either owns or that it may license in the future may be revoked, modified or held valid or unenforceable, as a result of legal challenges by its competitors;

•	issued patents that OnKure either owns or may license in the future may not provide it with any competitive advantages;

•	others may have access to the same intellectual property rights licensed to OnKure in the future on a non-exclusive basis;

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OnKure’s competitors may conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where OnKure does not have patent rights, and then use the information learned from such activities to develop competitive products for sale in OnKure’s major commercial markets;

•	OnKure may not develop additional proprietary technologies that are patentable;

•	OnKure cannot predict the scope of protection of any patent issuing based on its or any future licensors’ patent applications, including whether the patent applications that OnKure owns or, in the future, in-licenses, will result in issued patents with claims directed to its product candidates or uses thereof in the United States or in other foreign countries;

•	a court may not hold that OnKure’s patents are valid, enforceable or infringed;

•	OnKure may need to initiate litigation or administrative proceedings to enforce or defend its patent rights, which will be costly whether it wins or loses;

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OnKure may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	OnKure may fail to adequately protect and police its trademarks and trade secrets; and

•	the patents of others may have an adverse effect on OnKure’s business, including if others obtain patents claiming subject matter similar to or improving that covered by its patent applications.

Any collaboration or partnership arrangements that OnKure may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its products.

Any future collaborations that OnKure enters into may not be successful. The success of its collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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collaborators may not pursue development and commercialization of OnKure’s products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in OnKure’s strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with OnKure’s current and future product candidates;

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a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	OnKure could grant exclusive rights to its collaborators that would prevent it from collaborating with others;

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collaborators may not properly maintain or defend OnKure’s intellectual property rights or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose OnKure to potential liability;

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disputes may arise between OnKure and a collaborator that cause the delay or termination of the research, development or commercialization of current or future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

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collaborators may own or co-own intellectual property covering OnKure’s products that results from it collaborating with them, and in such cases, OnKure would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If OnKure fails to comply with its obligations under any license, collaboration or other agreements, such agreements may be terminated, it may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting its product candidates.

OnKure may in the future license or otherwise acquire development or commercialization rights to current and future product candidates or data from third parties. If any future licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents, the rights OnKure has licensed may be reduced or eliminated, and its right to develop and commercialize future product candidates that may be subject of such licensed rights could be adversely affected. In spite of its efforts, any future licensors might conclude that OnKure is in material breach of obligations under its license agreements. If OnKure breaches any material obligations, or uses the intellectual property licensed to it in an unauthorized manner, it may be required to pay damages and the licensor may have the right to terminate the license, which could result in OnKure being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. If such in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, OnKure’s competitors will have the freedom to seek regulatory approval of, and to market, products identical to its product candidates, and the licensors to such in-licenses could prevent OnKure from developing or commercializing product candidates that rely upon the patents or other intellectual property rights which were the subject matter of such terminated agreements. Any of these events could adversely affect OnKure’s business, financial condition, results of operations and prospects.

Disputes may arise between OnKure and its licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	either party’s financial or other obligations under the license agreement;

•	whether and the extent to which OnKure’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	OnKure’s right to sublicense patents and other rights under its collaborative development relationships to third parties;

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OnKure’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations;

•	OnKure’s right to transfer or assign the license;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of OnKure’s licensors and OnKure and its partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that OnKure licenses prevent or impair its ability to maintain its licensing arrangements on acceptable terms, OnKure may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on its business.

In addition, certain of OnKure’s current or future agreements with third parties may limit or delay its ability to consummate certain transactions, may impact the value of those transactions, or may limit its ability to pursue certain activities.

Further, OnKure or its current or future licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, OnKure may miss potential opportunities to strengthen its patent position. It is possible that defects of form in the preparation or filing of OnKure’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, ownership, claim scope or requests for patent term adjustments. If its current or future licensors are not fully cooperative or disagree with OnKure as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of OnKure’s patents or patent applications, such patents may be invalid or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair OnKure’s ability to prevent competition from third parties, which may have an adverse impact on its business.

In addition, even where OnKure has the right to control patent prosecution of patents and patent applications under a license from third parties, OnKure may still be adversely affected or prejudiced by actions or inactions of its predecessors or licensors and their counsel that took place prior to OnKure assuming control over patent prosecution.

OnKure’s acquired technologies and current or future licensed technology may be subject to retained rights. Its predecessors or licensors may retain certain rights under their agreements with OnKure, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether its predecessors or future licensors limit their use of the technology to these uses, and OnKure could incur substantial expenses to enforce its rights to its licensed technology in the event of misuse.

If OnKure is limited in its ability to utilize acquired technologies or current or future licensed technologies, or if OnKure loses its rights to critical acquired or in-licensed technology, it may be unable to successfully develop, out-license, market and sell its products. OnKure’s business strategy may depend on the successful development of acquired technologies, and current or future licensed technology, into commercial products. Therefore, any limitations on its ability to utilize these technologies may impair OnKure’s ability to develop, out-license or market and sell its product candidate.

OnKure may not be able to license or acquire new or necessary intellectual property rights or technology from third parties.

Because OnKure’s development programs may in the future require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license or use these third-party proprietary rights. Further, other parties, including OnKure’s competitors, may have patents and have filed and are likely filing patent applications potentially relevant to its business. In order to avoid infringing these patents, OnKure may find it necessary or prudent to obtain licenses to such patents from such parties. The licensing or acquisition of intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that OnKure may consider attractive or necessary. These established companies may have a competitive advantage over OnKure due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive OnKure to be a competitor may be unwilling to assign or license rights to it. OnKure also may be unable to license or acquire third party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. No assurance can be given that OnKure will be successful in licensing any additional rights or technologies from third parties. OnKure’s inability to license the rights and technologies that it has identified, or that it may in the future identify, could have a material adverse impact on its ability to complete the development of its product candidates or to develop additional product candidates. Even if OnKure were able to obtain a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to OnKure, and it could require OnKure to make substantial licensing and royalty payments. Failure to obtain any necessary rights or licenses may detrimentally affect OnKure’s planned development of its current or future product candidates and could increase the cost and extend the timelines associated with the development of such other product candidates, and OnKure may have to abandon development of the relevant program or product candidate. Any of the foregoing could have a material adverse effect on OnKure’s business, financial condition, results of operations and prospects.

OnKure may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which OnKure may wish to develop or commercialize its technology and product candidates in the future. In that event, OnKure may be required to expend significant time and resources to redesign its product candidates, or the methods for manufacturing them, all of which may not be feasible on a technical or commercial basis. If it is unable to do so, OnKure may be unable to develop or commercialize the affected product candidates, which could harm its business, financial condition, results of operations and prospects significantly. OnKure cannot provide any assurances that third-party patents do not exist which might be enforced against its current manufacturing methods, product candidates or future methods or product candidates, resulting in either an injunction prohibiting their manufacture or future sale or, with respect to their future sale, an obligation on OnKure’s part to pay royalties or other forms of compensation to third parties, which could be significant.

Risks Related to OnKure’s Regulatory Approval and Other Legal Compliance Matters

Even if OnKure receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory oversight, which may result in significant additional expense, and OnKure may experience unanticipated problems with its product candidates or be subject to penalties if it fails to comply with regulatory requirements.

Even if OnKure obtains regulatory approval for one or more of its product candidates, such product candidates will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping and submission of safety or other post-market information, among other things. Any regulatory approvals that OnKure receives for its product candidates will require surveillance to monitor safety and efficacy. The FDA may also require a REMS, limitations on the approved indicated uses for which the product candidate may be marketed or to the conditions of approval, or requirements that OnKure conducts potentially costly post-market testing and surveillance studies, including Phase 4 trials and surveillance to monitor the quality, safety and efficacy of the product candidate. An unsuccessful post-marketing study or failure to complete such a study could result in requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools as conditions of approval.

Any new legislation addressing drug safety issues could result in delays in product development or commercialization or increased compliance costs. OnKure must also comply with requirements concerning advertising and promotion for its products. Promotional communications with respect to prescription drug products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, OnKure will not be allowed to promote its products for indications or uses for which they do not have approval, commonly known as off-label promotion. The holder of an approved NDA must submit new or supplemental applications and obtain prior approval for certain changes to the approved product, product labeling or manufacturing process. A company that is found to have improperly promoted off-label uses of its products may be subject to significant civil, criminal and administrative penalties.

In addition, drug manufacturers are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with FDA’s current Good Manufacturing Practices (“cGMPs”) and adherence to commitments made in the NDA or foreign marketing application. If OnKure, the FDA or a comparable foreign regulatory authority discovers previously unknown problems with OnKure’s product candidates, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug was manufactured, or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or OnKure, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

Failure by OnKure to comply with applicable regulatory requirements following approval of any product candidates may result in, among other things:

•	restrictions on the marketing or manufacturing of its product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

•	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS, which may include distribution or use restrictions;

•	requirements to conduct additional post-marketing clinical trials to demonstrate the safety of the product;

•	suspension or withdrawal of regulatory approvals;

•	issuance of fines, untitled letters, warning letters or holds on clinical trials;

•	refusal by regulatory authorities to approve pending applications or supplements to approved applications filed by OnKure, or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of a product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of OnKure’s product candidates. If OnKure is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, OnKure may lose any marketing approval that it may have obtained, and it may not achieve or sustain profitability. OnKure also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is difficult to predict how current and future legislation, executive actions and litigation, including the executive orders, will be implemented, and the extent to which they will impact OnKure’s business and clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including the FDA’s pre-approval inspections and timely review of any regulatory filings or applications OnKure submits to the FDA. To the extent any executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, OnKure’s business may be negatively impacted.

Disruptions at the FDA, the SEC or other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of OnKure’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which OnKure’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect OnKure’s business. If a prolonged government shutdown or other disruption occurs, or if global health or other concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities in a timely manner, it could significantly impact the ability of the FDA to timely review and process OnKure’s regulatory submissions, which could have a material adverse effect on OnKure’s business. Further, future government shutdowns or delays could impact OnKure’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Separately, in response to the COVID-19 pandemic, the FDA announced its intention to postpone most inspections of foreign and domestic manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities, if a prolonged government shutdown occurs, either for global health related reasons or other reasons, preventing the FDA or other regulatory authorities from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process OnKure’s regulatory submissions, which could have a material effect on its business.

OnKure may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on its business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of OnKure’s product candidates or any future product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell a product for which it obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact OnKure’s business in the future by requiring, for example:

•	changes to its manufacturing arrangements;

•	additions or modifications to product labeling;

•	the recall or discontinuation of its products; or

•	additional record-keeping requirements.

Any such changes imposed on OnKure could adversely affect the operation of its business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (as amended, the “ACA”), was passed, which substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacted the U.S. pharmaceutical industry. The ACA contained provisions that may reduce the profitability of drug products through, among other things, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. In August 2022, Congress passed the Inflation Reduction Act of 2022 (the “IRA”), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including among other changes allowing the federal government to negotiate a maximum fair price for certain high-priced single-source Medicare drugs, imposing penalties and excise taxes for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries. HHS has issued and will continue to issue and update guidance as these programs are implemented. On August 29, 2023, CMS announced the list of the first ten drugs that will be subject to price negotiations. However, various industry stakeholders, including pharmaceutical companies, the U.S. Chamber of Commerce and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges, as well as future legislative, executive and administrative actions and any future healthcare measures and agency rules implemented by the government on OnKure and the pharmaceutical industry as a whole, is difficult or impossible to predict. The implementation of cost containment measures or other healthcare reforms may prevent OnKure from being able to generate revenue, attain profitability or commercialize its product candidates if approved.

In addition, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through the FDA’s accelerated approval pathway. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center, which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control prescription drug pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage bulk purchasing and importation from other countries. A number of states are considering or have recently enacted drug price transparency and reporting laws that could substantially increase OnKure’s compliance burdens and expose it to greater liability under such state laws once OnKure begins commercialization after obtaining regulatory approval for any of its products. OnKure expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its product candidates or additional pricing pressures.

OnKure’s revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. OnKure operates in a highly regulated industry, and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact its business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. OnKure cannot predict what initiatives may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare or impose price controls may adversely affect:

•	the demand for OnKure’s product candidates, if it obtains regulatory approval;

•	OnKure’s ability to set a competitive price that it believes is fair for its products;

•	OnKure’s ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that OnKure is required to pay; and

•	the availability of capital.

The implementation of cost containment measures or other healthcare reforms may lower the pricing of competitor products or procedures, which in turn may constrain the pricing of OnKure’s product candidates, if approved, and prevent it from being able to generate revenue, attain profitability or commercialize its product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. OnKure cannot be sure to what extent these legislative and regulatory proposals will be implemented by the federal and state governments, whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals of its product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject OnKure to more stringent product labeling and post-marketing testing and other requirements.

OnKure may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws and health information privacy and security laws, which could expose it to, among other things, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

OnKure’s current and future arrangements with healthcare professionals, clinical investigators, CROs and customers may expose OnKure to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it plans to market, sell and distribute products for which it obtains marketing approval.

Laws that may affect OnKure’s ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute (the “AKS”), which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Violations are subject to civil and criminal fines and penalties, plus up to three times the remuneration involved, imprisonment and exclusion from government healthcare programs;

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federal civil and criminal false claims laws, including the False Claims Act (“FCA”), which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting or causing to be presented claims for payment or approval from Medicare, Medicaid or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the AKS, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, which requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws that may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and

state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of OnKure’s business activities, including its advisory board arrangements with physicians and any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If its operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to OnKure, it may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, additional reporting obligations and oversight if OnKure becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

OnKure’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

OnKure is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to OnKure. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to OnKure’s reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions OnKure takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against OnKure and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of its operations.

If OnKure fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

OnKure is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. OnKure’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Its operations also produce hazardous waste products. OnKure generally contracts with third parties for the disposal of these materials and wastes. It cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from its use of hazardous materials, OnKure could be held liable for any resulting damages, and any liability could exceed its resources. OnKure also could incur significant costs associated with civil or criminal fines and penalties. Although it maintains workers’ compensation insurance to cover the company for costs and expenses OnKure may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. OnKure does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, or hazardous materials.

In addition, OnKure may incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

OnKure is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations and can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of such trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. OnKure has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. OnKure also expects its non-U.S. activities to increase in time. It plans to engage third parties for clinical trials or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and OnKure may be held liable for the corrupt or other illegal activities of its personnel, agents or partners even if it does not explicitly authorize or have prior knowledge of such activities.

Risks Related to OnKure’s Reliance on Third Parties

OnKure relies, and expects to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct, supervise and monitor certain aspects of its clinical trials and preclinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements and meet expected deadlines, OnKure may not be able to obtain regulatory approval for or commercialize its product candidates, or such approval or commercialization may be delayed, and its business could be substantially harmed.

OnKure has relied upon and plans to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of its preclinical studies and clinical trials and to monitor and manage data for its ongoing clinical programs.

OnKure relies on these parties for execution of its trials and generally does not control their activities. Nevertheless, OnKure is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable clinical investigation plan and protocol as well as legal, regulatory and scientific standards, and its reliance on these third parties does not relieve OnKure of its regulatory responsibilities. OnKure and its third-party contractors and CROs are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities, for all of its products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If OnKure or any of these third parties or CROs fails to comply with applicable GCPs, the clinical data may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require OnKure to perform additional clinical trials before approving its marketing applications. OnKure cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials complies with GCP regulations. In addition, OnKure’s clinical trials must be conducted with product produced under cGMP regulations. Failure to comply with these regulations may require OnKure to repeat clinical trials, which would delay the regulatory approval process. Moreover, its business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, these investigators and CROs are not OnKure employees, and OnKure will not be able to control, other than by contract, the amount of resources, including time, which they devote to its product candidates and clinical trials. These third parties may also have relationships with other commercial entities, including OnKure’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on OnKure’s behalf. If independent investigators or CROs fail to devote sufficient resources to the development of OnKure’s product candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols, regulatory requirements or for other reasons, OnKure’s clinical trials may be extended, delayed or terminated, and OnKure may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, OnKure’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed or precluded entirely.

In many cases, OnKure’s CROs have the right to terminate their agreements with it in the event of an uncured material breach. In addition, some of its CROs have an ability to terminate their respective agreements with OnKure if it can be reasonably demonstrated that the safety of the subjects participating in its clinical trials warrants such termination, if OnKure makes a general assignment for the benefit of its creditors or if OnKure is liquidated. If any of its relationships with these third parties terminates, OnKure may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact OnKure’s ability to meet desired clinical development timelines. Though OnKure intends to carefully manage its relationships with its CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.

OnKure contracts with third parties for the manufacture of its product candidates for preclinical studies and clinical trials, and expects to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that OnKure will not have sufficient quantities of its product candidates or such quantities at an acceptable cost, which could delay, prevent or impair its development or commercialization efforts.

OnKure does not currently have the infrastructure or internal capability to manufacture supplies of its product candidates for use in development and commercialization and does not intend to develop such infrastructure and capabilities. OnKure relies, and expects to continue to rely, on third party manufacturers for the production of its product candidates for preclinical studies and clinical trials under the guidance of members of OnKure’s organization. Furthermore, OnKure relies on single-source suppliers for its drug substance manufacturing (PharmaBlock Sciences (Nanjing), Inc.) and for its drug product manufacturing (STA Pharmaceutical Hong Kong Limited). OnKure has entered into a master services agreement with each of these service providers; however, under the terms of the master services agreements, the service provider is not obligated to enter into any particular statement of work and there is no pre-determined pricing for the manufacturing services. If OnKure were to experience an unexpected loss of supply of any of its product candidates or any of its future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, OnKure could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing preclinical studies and clinical trials.

OnKure expects to continue to rely on third-party manufacturers for the commercial supply of any of its product candidates for which it obtains marketing approval. It may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if OnKure is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture its product candidates according to OnKure’s schedule, or at all, including if its third-party contractors give greater priority to the supply of other products over its product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between OnKure and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

•	the termination or nonrenewal of arrangements or agreements by its third-party contractors at a time that is costly or inconvenient for OnKure;

•	the breach by the third-party contractors of their agreements with OnKure;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the failure of third parties to manufacture product candidates according to OnKure’s specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of OnKure’s proprietary information, including its trade secrets and know-how.

OnKure does not have complete control over all aspects of the manufacturing process of, and is dependent on, its contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If its contract manufacturers cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA, EMA or others, OnKure will not be able to secure and/or maintain marketing approval for its manufacturing facilities. In addition, OnKure does not have control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of its product candidates or if it withdraws any such approval in the future, OnKure may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain marketing approval for or market its product candidates, if approved. OnKure’s failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on OnKure, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of its product candidates or drugs and harm its business and results of operations. OnKure’s current and anticipated future dependence upon others for the manufacture of its product candidates or drugs may adversely affect its future profit margins and its ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

The manufacture of drugs is complex, and OnKure’s third-party manufacturers may encounter difficulties in production. If any of its third-party manufacturers encounter such difficulties, OnKure’s ability to provide adequate supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity, potency and stability. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage, shipping, quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, OnKure may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of OnKure’s manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm OnKure’s business. If its manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, OnKure’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Risks Related to OnKure’s Business Operations

OnKure’s success is highly dependent on its ability to attract and retain highly skilled executive officers and employees.

To succeed, OnKure must recruit, retain, manage and motivate qualified executives, and it faces significant competition for experienced personnel. OnKure is highly dependent on the principal members of its management and needs to add executives with operational and commercialization experience as it plans for commercialization of its product candidates and operations as a public company. Failure to attract and retain qualified personnel, particularly at the management level, could adversely affect OnKure’s ability to execute its business plan and harm its operating results. In particular, the loss of one or more of OnKure’s executive officers could be detrimental to it if OnKure cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and, as a result, OnKure may be unable to continue to attract and retain qualified personnel necessary for the future success of its business. OnKure could in the future have difficulty attracting experienced personnel and may be required to expend significant financial resources in employee recruitment and retention efforts.

Many of the other biotechnology companies that OnKure competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than OnKure does. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what OnKure has to offer. If OnKure is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover, develop and commercialize its product candidates will be limited, and the potential for successfully growing its business will be harmed.

If OnKure engages in acquisitions, in-licensing or strategic partnerships, this may increase its capital requirements, dilute its stockholders, cause OnKure to incur debt or assume contingent liabilities and subject it to other risks.

OnKure may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of equity securities resulting in dilution to its stockholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of management’s attention from its existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;

•	loss of key personnel;

•	uncertainties in OnKure’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and its existing products or product candidates; and

•	OnKure’s inability to generate revenue from acquired intellectual property, technology or products sufficient to meet its objectives or even to offset the associated transaction and maintenance costs.

In addition, if OnKure undertakes such a transaction, it may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

OnKure’s business and operations would suffer in the event of system failures.

OnKure’s computer systems, as well as those of its contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in OnKure’s operations, it could result in a material disruption of its product candidate development programs. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in regulatory approval efforts and significantly increase costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to its data or applications, or inappropriate disclosure of personal, confidential or proprietary information, OnKure could incur liability and the further development of its product candidates could be delayed.

The secure processing, maintenance and transmission of this information is critical to OnKure’s operations. Despite its security measures, OnKure’s information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to OnKure’s knowledge, it has not experienced any such material security breach to date, any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt OnKure’s operations, damage its reputation and cause a loss of confidence in OnKure and its ability to conduct clinical trials, which could adversely affect its reputation and delay clinical development of its product candidates.

Risks Related to the Combined Company

If any of the events described in “Risks Related to Reneo” or “Risks Related to OnKure” occur, those events could cause potential benefits of the Mergers not to be realized.

Following completion of the Mergers, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Reneo” and “Risks Related to OnKure,” including those incorporated by reference to Reneo’s filings with the SEC. To the extent any of the events in the risks described in those sections occurs, the potential benefits of the Mergers may not be realized, and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the NewCo Class A Common Stock to decline.

The market price of the NewCo Class A Common Stock is expected to be volatile, and the market price of the NewCo Class A Common Stock may drop following the Mergers.

The market price of the NewCo Class A Common Stock following the Mergers could be subject to significant fluctuations. Some of the factors that may cause the market price of the NewCo Class A Common Stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	the timing and results of clinical trials for its current product candidates and any future product candidates that it may develop;

•	commencement or termination of collaborations for its product development and research programs;

•	failure to achieve development, regulatory or commercialization milestones under its collaborations;

•	failure or discontinuation of any of its product development and research programs;

•	results of preclinical studies, clinical trials or regulatory approvals of product candidates of its competitors, or announcements about new research programs or product candidates of its competitors;

•	the level of expenses related to any of its research programs, clinical development programs or product candidates;

•	the results of its efforts to develop additional product candidates;

•	regulatory actions with respect to its or its competitors’ product candidates or products;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	announced or completed acquisitions of businesses, products or intellectual property by the Combined Company or its competitors;

•	actual or anticipated changes in the financial projections or development timelines it may provide to the public or its failure to meet those projections or timelines;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	changes in the structure of healthcare payment systems;

•	sales of NewCo Class A Common Stock by NewCo or its stockholders, or expectations that such sales may occur, and the expiration of lock-up agreements;

•	the recruitment or departure of key personnel;

•	the public’s reaction to the Combined Company’s press releases, other public announcements and NewCo’s filings with the SEC;

•	rumors and market speculation involving the Combined Company or other companies in its industry;

•	fluctuations in the trading volume of NewCo Class A Common Stock or the size of NewCo’s public float;

•	actual or anticipated changes or fluctuations in its results of operations;

•	actual or anticipated developments in the Combined Company’s business, its competitors’ businesses or changes in the market valuations of similar companies and the competitive landscape generally;

•	changes in the market valuations of similar companies;

•

failure of securities analysts to maintain coverage of NewCo, changes in actual or future expectations of investors or securities analysts or its failure to meet these estimates or the expectations of investors;

•	litigation involving the Combined Company, its industry or both;

•	governmental or regulatory actions or audits;

•	regulatory or legal developments in the United States and other countries;

•	general economic conditions and trends;

•	announcement or expectation of additional financing efforts;

•	sales of securities by NewCo or its securityholders in the future;

•	if the Combined Company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts; and

•	changes in accounting standards, policies, guidelines, interpretations or principles.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the NewCo Class A Common Stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of the NewCo Class A Common Stock. Furthermore, market volatility may lead to increased shareholder activism if NewCo experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of the NewCo Board could have an adverse effect on the Combined Company’s operating results, financial condition and cash flows.

The Combined Company expects to incur losses for the foreseeable future and might never achieve profitability.

The Combined Company may never become profitable, even if the Combined Company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The Combined Company may be unable to successfully integrate the businesses of Reneo and OnKure and realize the anticipated benefits of the Mergers.

The Mergers involve the combination of two companies that currently operate as independent companies. Following the Mergers, the Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the Mergers if the integration process takes longer than expected or is more costly than expected. Potential difficulties in the integration process include the following:

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the inability to successfully combine the businesses of Reneo and OnKure in a manner that permits the Combined Company to achieve the anticipated benefits from the Mergers in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Mergers.

In addition, Reneo and OnKure have operated and, until the completion of the Mergers, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the Combined Company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Mergers, or could otherwise adversely affect the business and financial results of the Combined Company.

Many of the other biotechnology companies that NewCo will compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than it will. These competitors also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what NewCo has to offer. If NewCo is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover, develop and commercialize its product candidates will be limited and the potential for successfully growing its business will be harmed.

If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The Combined Company will need substantial additional funding before it can complete the development of its product candidates. If the Combined Company is unable to obtain such additional capital on favorable terms, on a timely basis or at all, it would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate its business.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. The Combined Company has not generated any revenues from the commercial sale of products and will not be able to generate any product revenues until, and only if, the Combined Company receives approval to sell its product candidates from the FDA or other regulatory authorities. The cash expected at the Closing, including the net proceeds of the Concurrent PIPE Investments, is expected to fund operations into the fourth quarter of 2026. However, as the Combined Company has not generated any revenue from commercial sales to date and does not expect to generate any revenue for several years, if ever, the Combined Company will need to raise substantial additional capital in order to fund its general corporate activities and to fund its research and development, including its currently planned clinical trials and plans for new clinical trials and product development.

The Combined Company may seek to raise additional funds through various potential sources, such as equity and debt financings, or through strategic collaborations and license agreements. The Combined Company can give no assurances that it will be able to secure such additional sources of funds to support its operations or, if such funds are available, that such additional financing will be sufficient to meet its needs. Moreover, to the extent that NewCo raises additional funds by issuing equity securities, its stockholders may experience additional significant dilution and new investors could gain rights, preferences and privileges senior to the holders of common stock. Debt financing, if available, may involve restrictive covenants. To the extent that the Combined Company raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to its technologies or product candidates, or grant licenses on terms that may not be favorable.

Given the Combined Company’s capital constraints, it will need to prioritize spending on its clinical and preclinical programs. If the Combined Company is unable to raise sufficient funds to support its current and planned operations, it may elect to discontinue certain of its ongoing activities or programs. The Combined Company’s inability to raise additional funds could also prevent it from taking advantage of opportunities to pursue promising new or existing programs in the future.

The Combined Company’s forecasts regarding the sufficiency of its financial resources to support its current and planned operations are forward-looking statements and involve significant risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. These estimates are based on assumptions that may prove to be wrong, and the Combined Company could utilize its available capital resources sooner than currently expected.

NewCo will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

NewCo will incur significant legal, accounting and other expenses as a public company that OnKure did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. NewCo’s management team will consist of the executive officers of OnKure prior to the Mergers, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that NewCo complies with all of these requirements. Any changes NewCo makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for NewCo to attract and retain qualified persons to serve on the NewCo Board or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Mergers, failure by NewCo to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Mergers, NewCo, under the name “OnKure Therapeutics, Inc.,” will be required to meet Nasdaq’s initial listing requirements for the NewCo Class A Common Stock and thereafter maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Reneo agreed to use its commercially reasonable efforts to cause the shares of NewCo Class A Common Stock being issued in the Mergers to be approved for listing on Nasdaq at or prior to the effective time of the Mergers. Based on information currently available to Reneo, Reneo anticipates that the NewCo Class A Common Stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the First Effective Time unless it effects a reverse stock split. The Reneo Board intends to effect the Reverse Stock Split of the shares of Reneo Common Stock at a ratio between 1-to-     and 1-to-    . However, often times a reverse stock split will not result in a trading price for the affected securities that is proportional to the ratio of the split. If NewCo is unable to satisfy Nasdaq’s initial listing requirements, or if NewCo is unable to satisfy Nasdaq’s continued listing requirements following Closing, Nasdaq may notify NewCo that the NewCo Class A Common Stock will not be listed on Nasdaq or will be delisted from Nasdaq.

Upon a potential delisting from Nasdaq, if the NewCo Class A Common Stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the NewCo Class A Common Stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the NewCo Class A Common Stock. Also, it may be difficult for the Combined Company to raise additional capital if the NewCo Class A Common Stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the NewCo Class A Common Stock and could have a material adverse effect on the Combined Company.

NewCo will continue to be an emerging growth company and a smaller reporting company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make the NewCo Class A Common Stock less attractive to investors.

Upon completion of the Mergers, it is expected that NewCo will continue to be an emerging growth company, as defined in the JOBS Act enacted in April 2012. For as long as NewCo continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and NewCo’s periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. NewCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Reneo’s initial public offering, (b) in which it has total annual gross revenue of at least $1.235 billion or (c) in which NewCo is deemed to be a large accelerated filer, which requires, among other things, that the market value of the NewCo Class A Common Stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which NewCo has issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after NewCo no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow NewCo to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (if NewCo is also a non-accelerated filer at that time) and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. It cannot be predicted if investors will find the NewCo Class A Common Stock less attractive because it may rely on these exemptions. If some investors find the NewCo Class A Common Stock less attractive as a result, there may be a less active trading market for the NewCo Class A Common Stock and the price of the NewCo Class A Common Stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. It is expected that NewCo will continue to elect to use this extended transition period under the JOBS Act. As a result, its financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of NewCo’s financials to those of other public companies more difficult. As a result, changes in rules of GAAP or their interpretation, the adoption of new guidance, or the application of existing guidance to changes in the Combined Company’s business could significantly affect its financial position and results of operations.

Additionally, once NewCo is no longer an emerging growth company or a smaller reporting company or otherwise no longer qualifies for these exemptions, NewCo will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If NewCo is not able to comply with the requirements in a timely manner or at all, NewCo’s financial condition or the market price of the NewCo Class A Common Stock may be harmed.

If NewCo fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided NewCo continues to be listed with Nasdaq, NewCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that NewCo maintain effective disclosure controls and procedures and internal control over financial reporting. NewCo must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, OnKure has never been required to test its internal controls within a specified period. This will require that NewCo incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. NewCo may experience difficulty in meeting these reporting requirements in a timely manner.

In addition to the matters described above in the context of OnKure being a private company, NewCo may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. NewCo’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If NewCo is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, NewCo may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the NewCo Class A Common Stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial data for Reneo and OnKure included in this proxy statement/prospectus are preliminary, and the Combined Company’s actual financial position and operations after the Mergers may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Reneo and OnKure included in this proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of the Combined Company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The unaudited pro forma financial statements have been derived from the historical financial statements of Reneo and OnKure, and adjustments and assumptions have been made regarding the Combined Company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Proposed Transactions or that have been incurred since the date of such unaudited pro forma financial statements. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition following the Proposed Transactions. For example, the Exchange Ratios reflected in this proxy statement/prospectus are preliminary. The final Exchange Ratios could differ materially from the preliminary exchange ratios used to prepare the pro forma adjustments. The Combined Company’s actual results and financial position after the Mergers may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information see the section entitled “Unaudited Pro Forma Combined Financial Information.”

The Amended Certificate of Incorporation and the Amended Bylaws and provisions under Delaware law could make an acquisition of NewCo more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the Mergers are completed, the Reneo Bylaws, as amended in connection with the Mergers, and the Reneo Certificate of Incorporation, as amended by the amendment thereto attached to this proxy statement/prospectus as Annex B, assuming Proposal No. 3 is approved by Reneo Stockholders at the Reneo Special Meeting, will become the Amended Certificate of Incorporation and the Amended Bylaws of NewCo. Provisions that will be included in the Amended Certificate of Incorporation and the Amended Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of NewCo that stockholders may consider favorable, including transactions in which holders of NewCo Common Stock might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of NewCo Common Stock, thereby depressing the market price of NewCo Class A Common Stock. In addition, because the NewCo Board will be responsible for appointing the members of NewCo’s management team, these provisions may frustrate or prevent any attempts by the stockholders of NewCo to replace or remove its current management by making it more difficult for stockholders to replace members of the NewCo Board. Among other things, these provisions:

•

authorize “blank check” preferred stock, which could be issued by the NewCo Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to NewCo Common Stock;

•	provide for a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of its stockholders can be called only by the NewCo Board;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of the stockholders of NewCo, including proposed nominations of persons for election to the NewCo Board;

•	provide that vacancies on the NewCo Board may be filled only by a majority of directors then in office, even though less than a quorum;

•

provide that NewCo’s directors may be removed (i) only for cause and (ii) only by the affirmative vote of the holders of 66 2/3% or more of the outstanding shares of capital stock then entitled to vote at an election of directors;

•	expressly authorize the NewCo Board to make, alter, amend or repeal the Amended Bylaws; and

•	require supermajority votes of the holders of NewCo Class A Common Stock to amend specified provisions of the Amended Certificate of Incorporation and the Amended Bylaws.

Moreover, because NewCo will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding NewCo voting stock from merging or combining with NewCo. Although Reneo and OnKure believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the NewCo Board, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the stockholders of NewCo to replace or remove then current management by making it more difficult for stockholders to replace members of the NewCo Board, which is responsible for appointing the members of management.

The Amended Bylaws will provide that, unless NewCo consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between NewCo and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with NewCo or its directors, officers, employees or agents.

The Amended Bylaws will provide that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of NewCo; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of NewCo, to NewCo or the stockholders of NewCo; (iii) any claim or cause of action against NewCo or any current or former director, officer or other employee of NewCo, arising out of or pursuant to any provision of the DGCL, the Amended Certificate of Incorporation or the Amended Bylaws of NewCo; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Amended Certificate of Incorporation or the Amended Bylaws; (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against NewCo or any current or former director, officer or other employee of NewCo, governed by the internal-affairs doctrine or otherwise related to NewCo’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Unless NewCo consents in writing to the selection of an alternate forum, the United States federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, the Amended Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to these exclusive forum provisions. The forum selection provisions in the Amended Bylaws may limit NewCo’s stockholders’ ability to litigate disputes with NewCo in a judicial forum that they find favorable for disputes with NewCo or its directors, officers or employees, which may discourage the filing of lawsuits against NewCo and its directors, officers and employees, even though an action, if successful, might benefit the stockholders of NewCo. There is uncertainty as to whether a court would enforce such provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in the Amended Bylaws to be inapplicable or unenforceable in an action, NewCo may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm its business. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over actions brought under the Securities Act or the rules and regulations promulgated thereunder. In addition, these forum selection provisions may impose additional litigation costs for stockholders who determine to pursue any such lawsuits against NewCo.

Claims for indemnification by NewCo’s directors and officers may reduce its available funds to satisfy successful third-party claims against NewCo and may reduce the amount of money available to it.

The Amended Certificate of Incorporation and Amended Bylaws provide that NewCo will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the Amended Bylaws and the indemnification agreements that NewCo plans to enter into with its directors and officers provide that:

•	NewCo may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

NewCo is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

NewCo is not obligated pursuant to the Amended Bylaws to indemnify a person with respect to proceedings initiated by that person against NewCo or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification;

•

the rights conferred in the Amended Bylaws are not exclusive, and NewCo is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	NewCo may not retroactively amend the provisions of the Amended Bylaws to reduce its indemnification obligations to directors, officers, employees and agents.

NewCo will indemnify its directors and officers for serving it in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

To the extent that a claim for indemnification is brought by any of NewCo’s directors or officers, it would reduce the amount of funds available for use in its business.

Reneo and OnKure do not anticipate that NewCo will pay any cash dividends in the foreseeable future.

The current expectation is that NewCo will retain its future earnings, if any, to fund the growth of its business as opposed to paying dividends. As a result, capital appreciation, if any, of the NewCo Common Stock will be your sole source of gain, if any, for the foreseeable future.

An active trading market for NewCo Class A Common Stock may not develop, and the holders of NewCo Class A Common Stock may not be able to resell their shares of NewCo Class A Common Stock for a profit, if at all.

Prior to the Mergers, there had been no public market for shares of OnKure Capital Stock. An active trading market for NewCo Class A Common Stock may never develop or be sustained. If an active market for NewCo Class A Common Stock does not develop or is not sustained, it may be difficult for NewCo’s stockholders to sell their shares of NewCo Class A Common Stock at an attractive price or at all.

NewCo could be subject to securities class action litigation, which is expensive and could divert management attention.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for NewCo because pharmaceutical companies have experienced significant stock price volatility in recent years. If NewCo faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business, operating results, or financial condition.

Reneo and OnKure may waive one or more of the conditions to the Mergers without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.

Conditions to Reneo’s and OnKure’s obligations to complete the Mergers may be waived, in whole or in part, to the extent permitted by law, either unilaterally or by agreement of Reneo, OnKure, Merger Sub I and Merger Sub II. In the event of a waiver of a condition, the Reneo Board will evaluate the materiality of any such waiver to determine whether an amendment to this proxy statement/prospectus and resolicitation of stockholder approval is necessary.

In the event that the Reneo Board, in its own reasonable discretion, determines that any such waiver is not significant enough to require recirculation of this proxy statement/prospectus and resolicitation of the Reneo Stockholders, it will have the discretion to complete the Mergers without seeking further stockholder approval, which decision may have a material adverse effect on the Reneo Stockholders. For example, if Reneo and OnKure agree to waive the requirement that the shares of NewCo Class A Common Stock to be issued in the Mergers have been approved for listing (subject to official notice of issuance) with Nasdaq as of or prior to the Closing, and their respective boards of directors elect to proceed with the Closing, Nasdaq may notify NewCo of its determination to delist the NewCo’s securities based on the failure to satisfy the initial inclusion criteria in the Nasdaq application. NewCo may appeal the determination to a hearings panel, which will stay the delisting action pending a panel decision. If NewCo does not appeal the determination, the NewCo Class A Common Stock will be delisted.

For more information about the conditions to the completion of the Mergers, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers.”

Future sales of shares by existing stockholders could cause the NewCo Class A Common Stock price to decline.

If existing securityholders of Reneo and OnKure sell, or indicate an intention to sell, substantial amounts of NewCo Class A Common Stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of NewCo Class A Common Stock could decline. Based on shares outstanding as of     , 2024, after giving effect to the Exchange Ratios, the shares of NewCo Class A Common Stock to be issued in the Concurrent PIPE Investments and shares expected to be issued upon completion of the Mergers, NewCo is expected to have a total of approximately      shares of NewCo Class A Common Stock outstanding immediately following the completion of the Mergers (before giving effect to the Reverse Stock Split). Of the shares of NewCo Class A Common Stock, approximately      shares will be available for sale in the public market beginning 180 days after the Closing as a result of the expiration of lock-up agreements between Reneo and OnKure on the one hand and certain securityholders of Reneo and OnKure on the other hand. All other outstanding shares of NewCo Class A Common Stock, other than shares held by affiliates of the Combined Company and shares of NewCo Class A Common Stock issued in the Concurrent PIPE Investments, will be freely tradable, without restriction, in the public market. In addition, shares of NewCo Class A Common Stock that are subject to outstanding options or warrants of NewCo will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of NewCo Class A Common Stock could decline.

After completion of the Mergers and the Concurrent PIPE Investments, NewCo’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the stockholders of NewCo for approval.

Upon the completion of the Mergers and the Concurrent PIPE Investments, and giving effect to the issuance of the shares of NewCo Common Stock to OnKure Stockholders and the investors in the Concurrent PIPE Investments, it is anticipated that NewCo’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately  % of the outstanding shares of NewCo Class A Common Stock, subject to certain assumptions, including, but not limited to, Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers being not less than $59.0 million or greater than $61.0 million. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the stockholders of NewCo for approval, as well as NewCo’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of NewCo’s assets. This concentration of voting power could delay or prevent an acquisition of NewCo on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, the stock price and trading volume of the NewCo Class A Common Stock could decline.

The trading market for the NewCo Class A Common Stock will be influenced by the research and reports that equity research analysts publish about the Combined Company and its business. Equity research analysts may elect to not provide research coverage of the NewCo Class A Common Stock after the completion of the Mergers, and such lack of research coverage may adversely affect the market price of NewCo Class A Common Stock. In the event that it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of NewCo Class A Common Stock could decline if one or more equity research analysts downgrades its stock or issues other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for NewCo Class A Common Stock could decrease, which in turn could cause its stock price or trading volume to decline.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Concurrent PIPE Investments and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the Concurrent PIPE Investments. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy, and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.

The Combined Company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Combined Company or its stockholders. For example, the United States recently enacted the IRA, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) eliminated the option to deduct research and development expenditures and required taxpayers to amortize them generally over five or fifteen years. However, recently proposed tax legislation, if enacted, would restore the ability to deduct domestic research and development expenditures in the current year through 2025 and would retroactively restore this benefit for 2022 and 2023. Any change in tax law will be accounted for in the period of enactment. The Combined Company will assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the Combined Company has operations to determine the potential effect on its business and any assumptions the Combined Company will make about its future taxable income. It cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted. Such changes, among others, may adversely affect its effective tax rate, results of operation and general business condition.

The Combined Company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Mergers.

As of December 31, 2023 and 2022, Reneo had U.S. federal net operating loss carryforwards of $110.9 million and $74.7 million, respectively (which are not subject to expiration other than the net operating loss carryforwards generated prior to 2018 of $1.6 million, which will begin to expire in 2034), and state net operating loss carryforwards of $1.8 million and $1.6 million, respectively (which begin to expire in various amounts in 2034). In addition, as of December 31, 2023, OnKure had approximately $36.7 million of federal and state net operating loss carryforwards. Approximately $1.5 million federal net operating loss carryforwards expire through 2037 and approximately $35.2 million have an indefinite life. OnKure’s state net operating loss carryforwards are subject to similar survival periods.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income for taxable periods beginning after December 31, 2020. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points (by value) over their lowest ownership percentage within a rolling three-year period. OnKure has not conducted a study to determine whether such an ownership change has occurred in the previous years to impair the use of its net operating loss carryforwards. Reneo may have experienced such ownership changes in the past, and Reneo is expected to experience an ownership change in connection with the Mergers and the Concurrent PIPE Investments. The Combined Company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Mergers and the Concurrent PIPE Investments or other transactions. Similar rules may apply under state tax laws. In addition, California has recently proposed a temporary suspension on the use of state net operating loss carryforwards for certain businesses, which may adversely affect NewCo if it earns taxable income in the impacted tax years. Other state tax limitations may apply. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition, results of operations or cash flows.

The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company’s business, including weakened demand for the Combined Company’s product candidates and the Combined Company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company’s suppliers, possibly resulting in supply disruption, or cause the Combined Company’s customers to delay making payments for its services. Any of the foregoing could harm the Combined Company’s business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Reneo, OnKure, the Mergers and the Proposed Transactions. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements include, but are not limited to, express or implied statements regarding Reneo’s or OnKure’s expectations, hopes, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “possible,” “potential,” “continue,” “contemplate” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Reneo, OnKure, the Mergers or the Proposed Transactions will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Reneo’s or OnKure’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Reneo and OnKure believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•

the risk that the conditions to the Closing of the Proposed Transactions are not satisfied, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Reneo, OnKure or the Combined Company or that the approval of the stockholders of Reneo or OnKure is not obtained on the timeline expected, if at all;

•	uncertainties as to the timing of the Closing of the Proposed Transactions and the ability of each of Reneo and OnKure to consummate the Proposed Transactions;

•

risks related to the ability of Reneo and OnKure to correctly estimate and manage their respective operating expenses and expenses associated with the Proposed Transactions pending the Closing of the Proposed Transactions;

•	risks associated with the possible failure to realize certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results;

•

the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transactions and any agreements entered into in connection therewith;

•	the possible effect of the announcement, pendency or completion of the Proposed Transactions on Reneo’s or OnKure’s business relationships, operating results and business generally;

•	the risk that as a result of adjustments to the Exchange Ratios, Reneo Stockholders and OnKure Stockholders could own more or less of NewCo than is currently anticipated;

•	risks related to the market price of Reneo Common Stock relative to the value suggested by the Exchange Ratios;

•	unexpected costs, charges or expenses resulting from the Proposed Transactions;

•

the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Reneo or OnKure or any of their respective directors or officers related to the Proposed Transactions;

•

risks related to OnKure’s early stage of development; the uncertainties associated with OnKure’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials;

•	the significant net losses each of Reneo and OnKure has incurred since inception;

•	the Combined Company’s ability to initiate and complete ongoing and planned preclinical studies and clinical trials and advance its product candidates through clinical development;

•	the timing of the availability of data from the Combined Company’s clinical trials;

•	the outcome of preclinical testing and clinical trials of the Combined Company’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements;

•	the Combined Company’s plans to research, develop and commercialize its current and future product candidates;

•	the clinical utility, potential benefits and market acceptance of the Combined Company’s product candidates;

•	the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all;

•	the Combined Company’s ability to attract, hire, and retain skilled executive officers and employees;

•	the Combined Company’s ability to protect it’s intellectual property and proprietary technologies;

•	the Combined Company’s reliance on third parties, contract manufacturers, and contract research organizations;

•

the possibility that Reneo, OnKure or the Combined Company may be adversely affected by other economic, business, or competitive factors; risks associated with changes in applicable laws or regulations;

•	the risks and uncertainties identified from time to time in documents filed or to be filed with the SEC by Reneo or OnKure, Inc; and

•	other risks.

Should one or more of these risks or uncertainties materialize, or should any of Reneo’s or OnKure’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Reneo or OnKure consider immaterial or which are unknown. You are urged to carefully review the disclosures Reneo and OnKure make concerning these risks and other factors that may affect Reneo’s and OnKure’s business and operating results under the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Reneo and incorporated by reference herein. Please see the section entitled “Where You Can Find More Information” beginning on page 340 of this proxy statement/prospectus. There can be no assurance that the Mergers will be completed, or if they are completed, that they will be completed within the anticipated time period or that the expected benefits of the Mergers will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Reneo, OnKure or the Combined Company could differ materially from the forward-looking statements. Any public statements or disclosures by Reneo or OnKure following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus and are qualified in their entirety by reference to the cautionary statements herein. Reneo and OnKure do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

This proxy statement/prospectus also concerns product candidates that are under clinical investigation and which have not yet been approved for marketing by the FDA. Such product candidates are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated.

THE SPECIAL MEETING OF RENEO STOCKHOLDERS

Date, Time and Place

The Reneo Special Meeting will be held on     , 2024, commencing at    Pacific Time, unless adjourned or postponed to a later date. The Reneo Special Meeting will be held entirely online. Reneo is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Reneo Board for use at the Reneo Special Meeting and any adjournments or postponements of the Reneo Special Meeting. This proxy statement/prospectus is first being furnished to Reneo Stockholders on or about    , 2024.

Purposes of the Reneo Special Meeting

The purposes of the Reneo Special Meeting are:

1.

To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers (the “Nasdaq Mergers Share Issuance Proposal”);

2.

To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of Reneo Common Stock outstanding as of the date of the execution of the Subscription Agreement (the “PIPE Share Issuance Proposal”);

3.

To consider and vote upon a proposal to approve the Amended Certificate of Incorporation, which, as of the First Effective Time, will amend and restate the Reneo Certificate of Incorporation (the “Reneo Charter Amendment Proposal”);

4.

To consider and vote upon a proposal to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time (the “Reverse Stock Split Proposal”);

5.	To consider and vote upon a proposal to approve the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan Proposal”);

6.	To consider and vote upon a proposal to approve the 2024 ESPP (the “2024 ESPP Proposal”);

7.

To consider and vote upon a proposal to approve an adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals (the “Adjournment Proposal”); and

8.	To transact such other business as may properly come before the Reneo Special Meeting or any adjournment or postponement thereof.

The approval of each of Proposal Nos. 1, 2, 3 and 4, which constitute the Required Reneo Stockholder Approvals, is a condition to completion of the Mergers. Proposal Nos. 3, 4, 5 and 6 are conditioned on the approval of Proposal Nos. 1 and 2.

Recommendation of the Reneo Board

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Class A Common Stock and NewCo Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers and has approved such proposal. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 1 to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers.

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of Reneo Common Stock outstanding as of the date of the execution of the Subscription Agreement. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 2, to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of Reneo Common Stock outstanding as of the date of the execution of the Subscription Agreement.

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve the Amended Certificate of Incorporation, which will amend and restate the Reneo Certificate of Incorporation, and has approved such proposal. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 3 to approve the Amended Certificate of Incorporation, which will amend and restate the Reneo Certificate of Incorporation, as described in this proxy statement/prospectus.

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board, and has approved such proposal. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 4 to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time, as described in this proxy statement/prospectus.

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve the 2024 Equity Incentive Plan. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 5 to approve the 2024 Equity Incentive Plan, as described in this proxy statement/prospectus.

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The Reneo Board has determined that it is fair to, advisable and in the best interests of Reneo and the Reneo Stockholders to approve the 2024 ESPP. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 6 to approve the 2024 ESPP, as described in this proxy statement/prospectus.

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The Reneo Board has determined that it is fair to, advisable, and in the best interests of Reneo and the Reneo Stockholders to approve the adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals and has approved such proposal. The Reneo Board unanimously recommends that the Reneo Stockholders vote “FOR” Proposal No. 7 to adjourn the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals.

Record Date and Voting Power

Only holders of record of Reneo Common Stock at the close of business on the record date of     , 2024 are entitled to notice of, and to vote at, the Reneo Special Meeting. At the close of business on the record date, there were    registered holders of record of Reneo Common Stock and there were    shares of Reneo Common Stock issued and outstanding. Each share of Reneo Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Reneo Board for use at the Reneo Special Meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the Transfer Agent, then you are a stockholder of record.

Whether or not you plan to attend the Reneo Special Meeting online, Reneo urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Reneo Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Reneo Special Meeting, Reneo encourages you to vote by proxy to ensure your vote is counted.

Even if you have submitted a proxy before the Reneo Special Meeting, you may still attend the Reneo Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

If you are a Reneo Stockholder of record, you may provide your proxy instruction in one of four different ways:

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You can vote using the proxy card. Simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Reneo Special Meeting, Reneo will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet by following the instructions provided on the proxy card.

•	You can vote by proxy over the telephone by calling the toll-free number found on the proxy card.

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You may attend the Reneo Special Meeting online. Upon entry of your 16-digit control number which is included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of Reneo Common Stock at the Reneo Special Meeting or to vote by proxy prior to the Reneo Special Meeting. If you attend the Reneo Special Meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted. Simply attending the Reneo Special Meeting will not, by itself, revoke your proxy.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Reneo. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Reneo Special Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Reneo provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. To make sure that your vote is counted, you should instruct your broker to vote your shares of Reneo Common Stock, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the Reneo Special Meeting and at any adjournments or postponements of the Reneo Special Meeting in accordance with the instructions contained in the proxy. If a holder of Reneo Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the Reneo Stockholder Proposals in accordance with the recommendation of the Reneo Board.

If you are a stockholder of record of Reneo and you have not executed a Reneo Support Agreement, you may change your vote at any time before your proxy is voted at the Reneo Special Meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

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You may attend the Reneo Special Meeting online and vote during the meeting by following the instructions at    . Simply attending the Reneo Special Meeting will not, by itself, revoke your proxy and/or change your vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence, in person or represented by proxy, of Reneo Stockholders holding at least a majority in voting power of the shares of Reneo Common Stock issued and outstanding and entitled to vote at the Reneo Special Meeting is necessary to constitute a quorum at the Reneo Special Meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Reneo Special Meeting. Approval of Proposal Nos. 1, 2, 4, 5 and 6 require the affirmative vote of a majority of the votes cast and entitled to vote on the subject matter. Approval of Proposal No. 7 requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Reneo Special Meeting and entitled to vote on the subject matter. Approval of Proposal No. 3 requires the affirmative vote of the holders of a majority of Reneo Common Stock outstanding on the record date for the Reneo Special Meeting entitled to vote on the subject matter.

Votes will be counted by the inspector of election appointed for the Reneo Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal No. 3, but will have no effect on the outcome of Proposal Nos. 1, 2, 4, 5, 6 and 7. Proposal No. 7 is a matter on which Reneo expects brokers, banks or other nominees to have discretionary authority to vote uninstructed shares and, therefore, broker non-votes are not expected with respect to these proposals.

Each of Proposal Nos. 1, 2, 3 and 4, which constitute the Reneo Required Stockholder Proposals, is a condition to completion of the Mergers. Proposal Nos. 3, 4, 5 and 6 are conditioned upon the approval of Proposal Nos. 1 and 2.

As of May 31, 2024, Reneo’s directors and executive officers owned, in the aggregate, 8.6% of the shares of Reneo Common Stock, excluding any Reneo Common Stock issuable upon (i) exercise of Reneo Options held by such individuals or (ii) settlement of Reneo RSUs held by such individuals. As of May 31, 2024, the Reneo

Stockholders that are party to a Reneo Support Agreement, including the directors and certain executive officers of Reneo, owned an aggregate number of shares of Reneo Common Stock representing approximately 28.2% of the outstanding shares of Reneo Common Stock, excluding any Reneo Common Stock issuable upon (i) exercise of Reneo Options held by such individuals or (ii) settlement of Reneo RSUs held by such individuals. Each Reneo Stockholder that entered into a Reneo Support Agreement, including the directors and certain executive officers of Reneo, has agreed to vote all shares of Reneo Common Stock owned by him or her as of the record date in favor of the Reneo Stockholder Proposals.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Reneo may solicit proxies from Reneo Stockholders by personal interview, telephone, email, fax or otherwise. Reneo and OnKure will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Reneo Common Stock for the forwarding of solicitation materials to the beneficial owners of Reneo Common Stock. Reneo will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Reneo has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Reneo will pay the fees of $12,500 plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, the Reneo Board does not know of any business to be presented at the Reneo Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Reneo Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGERS

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Proposed Transactions, including the Merger Agreement. While Reneo and OnKure believe that this description covers the material terms of the Proposed Transactions and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Proposed Transactions and the Merger Agreement, a copy of which is attached as Annex A, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” on page 340 of this proxy statement/prospectus.

Background of the Mergers

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Reneo Board or committees thereof or the representatives (including management) of Reneo and other parties.

The Reneo Board, together with Reneo’s senior management and with the assistance of Reneo’s advisors, regularly review and discuss Reneo’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Reneo’s operations, financial performance, competitive position, strategic relationships and potential long-term strategic options.

Historically, Reneo focused its business on the development and commercialization of therapies for patients with rare genetic mitochondrial diseases, which are often associated with the inability of mitochondria to produce adenosine triphosphate. Reneo’s most advanced program involved its lead product candidate, mavodelpar, which it was developing as a selective agonist of the peroxisome proliferator-activated receptor delta (PPARd). Reneo completed a global, randomized, double-blind, placebo-controlled pivotal Phase 2b clinical trial of mavodelpar in adult patients with primary mitochondrial myopathies due to mitochondrial DNA defects, referred to as the STRIDE study, and was conducting an open-label extension trial of mavodelpar outside of the United States in adult patients with primary mitochondrial myopathies due to mitochondrial DNA defects, referred to as the STRIDE AHEAD study.

The results of Reneo’s pivotal STRIDE study were reviewed by members of Reneo’s management on December 10, 2023, and December 11, 2023, and it was determined the study did not meet its primary efficacy or secondary efficacy endpoints (the “STRIDE Results”). On December 12, 2023, the Reneo Board held a meeting via videoconference, at which members of Reneo’s management and a representative from Cooley LLP, Reneo’s outside legal counsel (“Cooley”), were present. The Reneo Board reviewed and discussed the STRIDE Results and engaged in a preliminary discussion of potential strategic alternatives available to Reneo, after taking into account the STRIDE Results. The Reneo Board and management weighed the potential value that Reneo could deliver to stockholders in the event of a strategic transaction or a liquidation and dissolution scenario, compared to the continued development of mavodelpar. Following this discussion, the Reneo Board agreed that mavodelpar did not merit further development by Reneo and determined that Reneo should discontinue the ongoing STRIDE AHEAD study and all other mavodelpar development activities, and implement a workforce reduction.

On December 14, 2023, Reneo publicly announced the STRIDE Results and that Reneo intended to implement immediate cost savings initiatives, including suspension of the ongoing STRIDE AHEAD study and all other mavodelpar development activities, and a workforce reduction of approximately 70%. At the time, Reneo had over $100.0 million in cash, cash equivalents and short-term investments.

On December 26, 2023, Gregory Flesher, President and Chief Executive Officer of Reneo, received an unsolicited telephone call from Kevin Tang, Chief Executive Officer of Concentra Biosciences, LLC (“Concentra”), an affiliate of Tang Capital Partners LP, informing Mr. Flesher of Concentra’s intent to submit an acquisition proposal.

Later on December 26, 2023, Reneo received an unsolicited acquisition proposal from Concentra, in which Concentra made a non-binding proposal to acquire 100% of the equity of Reneo Common Stock for $1.80 per share in cash, plus a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition of Reneo’s programs (the “Concentra Proposal”). The Concentra Proposal was subject to Reneo having at least $75 million in cash and cash equivalents at closing, net of residual liabilities and closing costs. The cash portion of the Concentra Proposal implied an equity value for Reneo of approximately $60.2 million.

On January 3, 2024, the Reneo Board held a meeting, at which members of Reneo’s management, a representative from Cooley and representatives of Leerink Partners were present. The Reneo Board discussed the Concentra Proposal, the STRIDE Results and the activities related to the winding down of the STRIDE AHEAD study and all other mavodelpar development activities. Following the discussion, representatives of Leerink Partners gave a presentation analyzing the Concentra Proposal and outlining other strategic alternatives, including the potential to complete a reverse merger with a private company, a transaction with a financial buyer, or a corporate dissolution. Following the presentation, all meeting participants left the meeting other than the members of the Reneo Board and the representative from Cooley. The Reneo Board then discussed engaging Leerink Partners as Reneo’s financial advisor. Following the discussion, the Reneo Board determined to engage Leerink Partners as its financial advisor to conduct a review of strategic alternatives, including a reverse merger with a private company or a potential transaction with a financial buyer, such as the Concentra Proposal. The Reneo Board selected Leerink Partners as its exclusive financial advisor in connection with the Mergers based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with Reneo and its business. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Mergers and the other transactions contemplated by the Merger Agreement. The Reneo Board subsequently directed Reneo’s senior management team to negotiate an engagement letter with Leerink Partners.

Based in part upon the presentation from representatives of Leerink Partners and on the experience of members of the Reneo Board, the Reneo Board concluded that a reverse merger, if available, would likely provide greater value to Reneo’s stockholders than the Concentra Proposal (which contemplated a liquidation scenario) and be a more desirable transaction structure to enhance stockholder value than a liquidation or dissolution. In this context, the Reneo Board was referring to a reverse merger transaction in which (i) a privately held company would become a subsidiary of Reneo, (ii) Reneo would continue as a publicly traded parent company, (iii) Reneo would focus its operations on the private company’s business, (iv) the board of directors and management of the privately held company would comprise a majority of the board of directors and management of Reneo, and (v) the private company would effectively gain access to the public markets. The Reneo Board made this determination based on Reneo’s cash position, its status as a public company, similar transactions recently completed with attractive merger partners and the termination of Reneo’s mavodelpar development efforts. The Reneo Board considered the value that Reneo’s public listing and access to public capital markets and net cash position might provide to a high-quality private company seeking to advance its own clinical programs or business. Further, the Reneo Board also considered the fact that a reverse merger could provide Reneo Stockholders with a meaningful stake in a combined organization possessing promising preclinical and/or clinical data for one or more product candidates, and could provide significant stockholder value through successful development and commercialization of those product candidate(s). The Reneo Board then discussed various considerations for the process of identifying counterparties for a possible reverse merger transaction. The Reneo Board instructed Mr. Flesher to inform Mr. Tang that Reneo was not rejecting the Concentra Proposal but that Reneo would prioritize efforts to pursue a reverse merger transaction, given that the Concentra Proposal contemplated a liquidation scenario.

On January 5, 2024, Mr. Flesher communicated with Mr. Tang regarding the Concentra Proposal and stated that the Reneo Board had determined to explore all strategic options, but that the Reneo Board determined that Reneo should prioritize its efforts on pursuing a possible reverse merger transaction, and that a proposal contemplating a liquidation or dissolution of Reneo, such as the Concentra Proposal, was a contingency plan.

In early January 2024 and based on the instruction of the Reneo Board, Michael Grey, Executive Chairman of the Reneo Board, representatives of Reneo’s management team and Leerink Partners compiled a list of 62 potential counterparties for consideration in a reverse merger transaction, all of which were companies operating in the life sciences industry.

Between January 7, 2024 and January 9, 2024, Mr. Flesher and Wendy Johnson, Chief Business Officer of Reneo, attended the 2024 J.P. Morgan Healthcare Conference and met with six potential counterparties, including a company referred to as Party A, to discuss a potential transaction with Reneo. Mr. Flesher and Ms. Johnson also met with representatives of Leerink Partners during the conference to discuss the potential transaction.

Following the 2024 J.P. Morgan Healthcare Conference, representatives of Reneo management and Mr. Grey met with representatives of Leerink Partners to discuss the list of potential counterparties to a reverse merger transaction. Following these discussions, Reneo instructed Leerink Partners to contact 34 of the identified counterparties based on the relative perceived valuations of those counterparties, the programs then being pursued by those potential counterparties, the experience of the management team of each of the potential counterparties, the investor base of each of the counterparties, the stage of development of the potential counterparty’s product candidates and the attractiveness of the potential counterparty’s technology. Three of the six companies that Mr. Flesher and Ms. Johnson met with at the 2024 J.P. Morgan Healthcare Conference were included in the 34 counterparties Leerink Partners intended to contact. Mr. Flesher and Ms. Johnson did not instruct Leerink Partners to follow up further with the other three companies with whom Mr. Flesher and Ms. Johnson met at the 2024 J.P. Morgan Healthcare Conference as a result of a number of factors, including their expressed lack of interest in a potential transaction or how their business aligned with the criteria sought by Reneo.

On January 10, 2024, Reneo entered into an engagement letter with Leerink Partners. During the course of the engagement of Leerink Partners, Leerink Partners provided the Reneo Board with a description of potential conflicts of interest of Leerink Partners, and the Reneo Board concluded that there were no conflicts that would impair the ability of Leerink Partners to provide advisory services in connection with a strategic transaction.

On January 15, 2024, Mr. Flesher communicated with Mr. Tang regarding the Concentra Proposal and reiterated to Mr. Tang that the Reneo Board had determined that Reneo should prioritize its efforts on pursuing a possible reverse merger and that a proposal contemplating a liquidation or dissolution of Reneo, such as the Concentra Proposal, remained a contingency plan.

Once engaged, Leerink Partners began its outreach on a “no names” basis to the 34 potential counterparties selected by Reneo. Based on their expressed interest, Reneo subsequently entered into non-disclosure agreements with nine companies, including one with a company referred to as Party B on January 18, 2024, one with OnKure on January 24, 2024, and one with Party A on January 29, 2024. Eight of the nine confidentiality agreements contained a customary “standstill” provision to facilitate the Reneo Board’s oversight of the confidential discussions, and each of these standstill provisions was subject to a “sunset” provision allowing the counterparty to submit competing acquisition proposals after the date on which Reneo enters into a change in control transaction, such as the Mergers, with any other counterparty. Seven of the eight confidentiality agreements that contained a standstill provision also contained a “don’t ask, don’t waive” provision preventing each party from making any requests to amend or waive the standstill (but permitting each party to make such request to amend or waive the standstill if the request would not be reasonably likely to cause public disclosure of such standstill). Accordingly, no potential counterparty is subject to a standstill provision as of the date of this proxy statement/prospectus. Beginning on January 17, 2024, at the direction of Reneo, Leerink Partners sent a process letter to 18 companies seeking preliminary, non-binding indications of interest for a potential strategic transaction. The process letter instructed that bidders submit their indications of interest by January 30, 2024.

In addition to the 34 companies Leerink Partners contacted on a “no names” basis, three potential counterparties separately expressed interest to Leerink Partners regarding a potential strategic transaction. Between January 17, 2024 and January 25, 2024, Mr. Flesher met separately with each of these three potential counterparties to discuss a potential transaction with Reneo. Following these meetings, Reneo instructed Leerink Partners to deprioritize these three potential counterparties based on the relative perceived valuations of those potential counterparties, the programs then being pursued by those potential counterparties, the experience of the management teams of those potential counterparties, the investor bases of those potential counterparties, the stage of development of those potential counterparties’ product candidates and the attractiveness of those potential counterparties’ technology.

As of January 30, 2024 (the bid deadline), Reneo received 11 indications of interest and, over the following week, two additional indications of interest from the companies that had received the process letter from Leerink Partners. Of these 13 indications of interest, (i) 12 were for a reverse merger transaction and (ii) one indication of interest proposed either a merger or a partial or full acquisition of the potential counterparty in which Reneo would control the potential counterparty. The 13 indications of interest included the following proposals from six bidders that Reneo selected for further due diligence, including inviting them to conduct confidential management presentations, three of which the Reneo Board subsequently prioritized to advance to later stages of the strategic alternatives process, as discussed below:

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On January 26, 2024, the Reneo Board received a non-binding proposal for a reverse merger from OnKure. OnKure’s proposal ascribed an equity value to Reneo of $70.0 million, which would increase or decrease on a dollar-for-dollar basis to the extent Reneo’s net cash at the closing of the transaction exceeded or was less than $60.0 million, and ascribed an equity value to OnKure of $170.0 million. OnKure also required Reneo to have a net cash position of no less than $55.0 million as a condition to closing the transaction. OnKure also proposed to complete a private placement financing transaction concurrently with the completion of the proposed reverse merger transaction, which would result in minimum gross proceeds of $40.0 million. Under the proposal, OnKure Stockholders would own 70.8% of the outstanding common stock of the combined company, and Reneo Stockholders would own 29.2% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Shares issued in OnKure’s concurrent financing transaction would dilute Reneo Stockholders and OnKure Stockholders proportionately. OnKure further proposed that the current OnKure Board and senior management team would constitute the board of directors and senior management team of the combined company upon completion of the transactions, with the potential that some members of the Reneo Board may continue to serve in such capacity.

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On January 30, 2024, the Reneo Board received a non-binding proposal for a reverse merger from Party A, a cell therapy focused oncology company. Party A’s proposal discussed two of Party A’s product candidates under development. Party A’s proposal ascribed an equity valuation to Reneo of $65.0 million, assuming Reneo had $60.0 million of net cash at closing, and an equity value to Party A of $500.0 million. Under Party A’s proposal, the reverse merger transaction would include a $125.0 million private placement financing that would be completed concurrently with the closing of the transaction with Reneo. The shares issued in the private placement financing would dilute Party A stockholders and Reneo Stockholders proportionally. Party A’s current stockholders would own 88.5% of the outstanding common stock of the combined company, and Reneo Stockholders would own 11.5% of the outstanding common stock of the combined company, in each case prior to the issuance of shares in the private placement financing transaction. Based on Reneo’s anticipated net cash position of $60.0 million upon completion of the transaction, Party A’s existing cash position and the proceeds from the private placement financing, Party A anticipated that it would have sufficient cash to fund its operations for approximately two and a half years after the closing of the transaction. Party A proposed that following the transaction, the Reneo Board would have representation from Party A’s board of directors and the Reneo Board generally proportional to the percentages of the combined company owned by former Party A stockholders and by Reneo Stockholders and indicated that its senior management team would become the senior management team of Reneo. Party A also indicated that it would utilize Cooley to provide legal counsel to Party A in connection with the proposed transaction.

Due to the affiliation of certain members of the Reneo Board with significant investors in Party A, a transaction between Reneo and Party A would involve the consideration of interests of those members of the Reneo Board that would differ from the interests of Reneo Stockholders generally.

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Also on January 30, 2024, the Reneo Board received a non-binding proposal for a reverse merger from Party B, a company developing treatments for disorders in the central nervous system. Party B’s proposal outlined Party B’s broad pipeline of product candidates in development, and indicated that Party B was in the process of completing a private placement financing transaction with expected gross proceeds of approximately $60.0 million. Party B expected that based on Reneo’s projected net cash position of $60.0 million at the closing of the transaction, Party B’s existing cash position, and gross proceeds Party B would receive from its concurrent private placement financing, the combined company would have cash of $150.0 million. Under the proposal, Party B ascribed an equity value to Reneo of $75.0 million and an equity value to Party B of $278.275 million. Accordingly, Party B’s current stockholders (including investors in its private placement transaction) would own 78.8% of the outstanding common stock of the combined company, and Reneo Stockholders would own 21.2% of the outstanding common stock of the combined company. Based on Reneo’s anticipated net cash position of $60.0 million upon completion of the transaction, Party B’s existing cash position and the proceeds from the private placement financing, Party B anticipated that it would have sufficient cash to fund its operations for approximately two years after the closing of the transaction. Party B proposed that the current members of Party B’s board and senior management team would constitute the board of directors and senior management team of Reneo upon completion of the transaction, with the potential that some members of the Reneo Board and senior management team may continue to serve in such capacities.

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Also on January 30, 2024, the Reneo Board received a non-binding proposal for a reverse merger from Party C, a company developing chimeric antigen receptor (CAR) T-cell therapies for cancer and autoimmune disease patients. Party C’s proposal discussed two of Party C’s product candidates under development. Party C’s proposal ascribed an equity valuation to Reneo of $70.0 million and an equity value to Party C of $258.0 million. Reneo’s proposed equity valuation would increase or decrease on a dollar-for-dollar basis to the extent Reneo’s net cash position at closing was greater or less than $60.0 million. Under the proposal, Party C’s current stockholders would own 78.7% of the outstanding common stock of the combined company, and Reneo Stockholders would own 21.3% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Under Party C’s proposal, the transaction would include an approximately $145.0 million private placement financing that would be completed concurrently with the closing of the reverse merger transaction with Reneo. The shares issued in the private placement financing would dilute Party C stockholders and Reneo stockholders proportionally. Party C proposed that following the transaction, the Reneo Board would have representation from Party C’s board of directors and the Reneo Board generally proportional to the percentages of the combined company owned by former Party C stockholders and by Reneo Stockholders and indicated that its senior management team would become the senior management team of Reneo.

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Also on January 30, 2024, the Reneo Board received a non-binding proposal for a reverse merger and offer of potential contingent value rights for the monetization of Reneo’s current technologies and intellectual property portfolio from Party D, a company developing orally delivered small molecules for cancers, chronic inflammatory diseases, and fibrotic diseases. Party D’s proposal discussed Party D’s primary product candidate under development. Party D’s proposal ascribed an equity value to Party D of $210.0 million and an equity valuation to Reneo of $90.0 million, which was premised upon Reneo having a net cash position at closing of $60 million. Under the proposal, Party D’s current stockholders would own 70% of the outstanding common stock of the combined company, and Reneo Stockholders would own 30% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Party D’s proposal also stated that Party D believed it would complete a private placement financing transaction concurrently with the completion of the reverse merger transaction, which would result in gross proceeds of $35.0 million. Based on Reneo’s anticipated net cash position of $60.0 million upon completion of the transaction, Party D’s existing cash position and the proceeds from the private placement financing, Party D anticipated that it would have sufficient cash to fund its operations for approximately two and a half years after the closing of the transaction. Party D proposed that following the transaction, the Reneo Board would consist of five members that would be designated by Party D and two members that would be designated by Reneo. Party D also indicated that it would utilize Cooley to provide legal counsel to Party D in connection with the proposed transaction.

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On January 31, 2024, the Reneo Board received a non-binding proposal for a reverse merger from Party E, a company focusing on rare central nervous system conditions. Party E’s proposal ascribed an equity value to Party E of $600.0 million and an equity valuation to Reneo of $75.0 million, which was premised upon Reneo having a net cash position at closing of $60 million. Party E estimated its 2025 revenues would be approximately $250 million. Under Party E’s proposal, the transaction would include a $50.0 million private placement financing that would be completed concurrently with the closing of the reverse merger transaction with Reneo. Party E’s current stockholders would own 83% of the outstanding common stock of the combined company, and Reneo Stockholders would own 10% of the outstanding common stock of the combined company and investors in the proposed private placement financing would own 7% of the outstanding common stock of the combined company. Party E anticipated being profitable in the near-term and expected concurrent financing needs to be modest. Party E proposed that following the transaction, the Reneo Board would have representation from Party E’s board of directors and the Reneo Board generally proportional to the percentages of the combined company owned by former Party E stockholders and by Reneo Stockholders and indicated that its senior management team would become the senior management team of Reneo.

Following the review of the non-binding indications of interest, Reneo management, in consultation with representatives from Leerink Partners, reviewed each counterparty and its indication of interest in detail, including: (i) the bidder’s product candidate pipeline, including and the therapeutic area of focus, (ii) the stage of clinical trials for such bidder’s product candidates, (iii) the anticipated timeline to intermediate term catalysts for such bidder’s product candidates, (iv) the size of market opportunity for such bidder’s product candidates, (v) the bidder’s existing investor base and willingness to support the combined company, (vi) the quality of the bidder’s management team, (vii) the bidder’s cash runway, and (viii) the patent protection available for such bidder’s product candidates. Following such review, Reneo management selected the above six potential counterparties to provide Reneo with a management presentation regarding their programs and overall businesses.

Between February 5, 2024 and February 9, 2024, members of Reneo’s management met with the six potential counterparties to receive presentations regarding each of these companies’ management teams, development pipelines, technology and financial condition.

On February 2, 2024, Reneo received an unsolicited acquisition proposal from a company referred to as Party F, in which Party F made a non-binding proposal to acquire 100% of the equity of Reneo Common Stock for $1.82 per share in cash, plus a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition of Reneo’s programs (the “Party F Proposal”). The cash portion of the Party F Proposal implied an equity value for Reneo of approximately $60.8 million. Mr. Flesher forwarded the Party F Proposal to the Reneo Board.

Later on February 2, 2024, Mr. Flesher communicated with representatives of Party F regarding the Party F Proposal and informed Party F that the Reneo Board determined that Reneo should prioritize its efforts on pursuing a possible reverse merger and that a proposal contemplating a liquidation or dissolution of Reneo, such as the Concentra Proposal and the Party F Proposal, was a contingency plan.

On February 14, 2024, the Reneo Board held a meeting, at which non-conflicted members of the Reneo Board, members of Reneo’s management, a representative from Cooley and representatives of Leerink Partners were present. Leerink Partners discussed their contacts with the potential counterparties, summarized the preliminary indications of interest received from potential counterparties, including OnKure, Party A, Party B, Party C, Party D, Party E and Party F, and discussed Reneo’s current and projected cash balances and other factors for consideration of each potential counterparty’s indication of interest. Mr. Flesher conveyed Reneo management’s recommendation regarding the proposals received from OnKure, Party A and Party B, and further engagement with Concentra and Party F. Mr. Flesher further conveyed Reneo management’s recommendation that, despite the equity valuation ascribed to Reneo by Party D and the offer of potential contingent value rights for the monetization of Reneo’s current technologies and intellectual property portfolio by Party D, Party D did not present a compelling business case for Reneo Stockholders relative to the proposals received from OnKure, Party A and Party B, based on, among other factors, pipeline, programs and data generated to date, proposed valuation, financing runway (including proposed concurrent private placement financing transactions), timing and magnitude of upcoming catalysts. Mr. Flesher also reviewed with the Reneo Board the interests that certain members of Reneo Board (who were not present at the meeting) had in Party A. The members of the Reneo Board present at the meeting then discussed and compared the businesses of the companies that had submitted indications of interest, and the terms of each proposal.

The Reneo Board then determined that the proposals submitted by Concentra, Party C, Party D, Party E and Party F did not present compelling business cases for Reneo Stockholders relative to the proposals received from OnKure, Party A and Party B, based on, among other factors, the equity value ascribed to Reneo, pipeline, programs and data generated to date, proposed valuation, financing runway (including proposed concurrent private placement financing transactions), timing and magnitude of upcoming catalysts and, in the case of the Concentra Proposal and Party F Proposal the inability of Reneo Stockholders to share in potential future value creation from the combined company. The Reneo Board then determined to prioritize discussions with OnKure, Party A and Party B and to complete further due diligence and advance negotiations of the terms of a potential reverse merger transaction with those parties. The Reneo Board further confirmed that because Reneo would focus its efforts on pursuing a possible reverse merger with OnKure, Party A or Party B, Reneo should not negotiate with Concentra regarding the Concentra Proposal or with Party F regarding the Party F Proposal. A representative from Cooley then discussed with the Reneo Board the advisability of forming a special committee (the “Special Committee”) consisting of independent and disinterested directors of the Reneo Board due to, among other things, the affiliation of certain existing directors with significant investors in Party A. A representative from Cooley also advised the Reneo Board that other representatives of Cooley, not involved in the representation of Reneo, would be representing Party A in connection with Party A’s proposed transaction with Reneo. As such, Cooley advised the Reneo Board that Cooley would not be able to act as legal counsel for Reneo in connection with a transaction with Party A given the potential conflict of interest. The Reneo Board considered the experience and qualifications of members of the Reneo Board in connection with potential reverse merger, including those directors that were independent, were not a member of the Reneo’s management, did not have an interest in any potential transaction, including with Party A that is different from, or in addition to, the interests of the Reneo Stockholders generally (other than compensation received in connection with his or her service as a director) and did not have any interest or relationship that would affect his or her ability to act in an impartial and disinterested manner with respect to his or her review of any potential transaction. Following additional discussion, the Reneo Board approved the formation of a Special Committee comprising Roshawn Blunt, Eric M. Dube, Ph.D., Michael Grey, Paul W. Hoelscher and Ed Mathers as its members. The Reneo Board authorized the Special Committee to (i) review and negotiate a potential transaction and any alternatives thereto that the Special Committee deemed appropriate, (ii) establish and direct the process and procedures related to the negotiation of a potential transaction and any alternatives thereto, (iii) make or accept, reject, negotiate or seek to modify the price, structure, form, terms and conditions of a potential transaction, (iv) determine whether a potential transaction or any alternative thereto is fair to, and in the best interests of, Reneo and Reneo Stockholders, and (v) with respect to any actions required to be taken by the full Reneo Board related to a potential transaction or any alternative thereto, recommend to the full Reneo Board what action, if any, should be taken by the Reneo Board. The authorization of the Special Committee’s powers included a requirement, however, that the full Reneo Board also approve any potential transaction.

Following the February 14, 2024 Reneo Board meeting, and as a result of the potential conflict of interest created by Cooley’s representation of Party A, Reneo determined to engage Jones Day as its outside legal counsel for purposes of reviewing, evaluating and negotiating a potential transaction with any of the potential counterparties that had submitted a non-binding proposal. Reneo made this determination on the basis of Jones Day’s reputation and experience in a wide range of merger and acquisition and financing transactions, including reverse mergers and private placement financing transactions.

On February 16, 2024, Party B provided Reneo with access to a virtual data room containing nonpublic information regarding Party B.

On February 19, 2024, OnKure provided Reneo with access to a virtual data room containing nonpublic information regarding OnKure.

On February 22, 2024, members of the Special Committee and members of Party B’s management met to discuss due diligence and a potential transaction with Reneo.

On February 28, 2024, Party A provided Reneo with access to a virtual data room containing nonpublic information regarding Party A. Also on February 28, 2024, Reneo formally engaged Jones Day as its outside legal counsel in connection with a potential transaction.

On March 1, 2024, members of the Special Committee and members of both OnKure and Party B’s management met to discuss due diligence and a potential transaction with Reneo. Also on March 1, 2024, Mr. Flesher and Ms. Johnson met with management from a potential counterparty that had not been previously included in the process to discuss a potential transaction between the parties.

On March 6, 2024, the Reneo Board held a meeting, at which members of the Reneo Board, members of Reneo’s management, a representative from Cooley and representatives of Leerink Partners were present. Members of Reneo management discussed the 2024 Reneo operating budget, Reneo’s anticipated cash expenditures, and the winding down of the STRIDE AHEAD study and all other mavodelpar development activities. Following this discussion, conflicted members of the Reneo Board and the representative from Cooley left the meeting. Leerink Partners then provided an update regarding the strategic alternatives process to the Special Committee, including an overview of due diligence and negotiations with OnKure, Party A and Party B.

Beginning in February 2024 and continuing until March 22, 2024, representatives of Reneo management, representatives from Leerink Partners and representatives from Jones Day conducted additional diligence on OnKure, Party A and Party B and negotiated revised non-binding indications of interest with each of them. During these negotiations and throughout the strategic alternatives review process, there were no discussions between the selected bidders and Reneo’s senior management regarding post-closing employment and there were no assurances of continued employment provided to Reneo’s senior management.

In response to the proposals received from each of OnKure, Party A and Party B, members of Reneo management, with consultation with representatives from Leerink Partners and Jones Day, proposed certain changes, including:

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In response to OnKure’s proposal, Reneo proposed increasing the ascribed equity value of Reneo to $75.0 million from $70.0 million. Under Reneo’s proposal, OnKure Stockholders would own 69.4% of the outstanding common stock of the combined company, and Reneo Stockholders would own 30.6% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Reneo management also proposed an increase in the amount to be raised in the concurrent private placement financing transaction from a minimum of $40.0 million to a minimum of $60.0 million. Reneo also proposed that the post-closing composition of the Reneo Board would have two or three directors designated by the Reneo Board.

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In response to Party A’s proposal, Reneo proposed increasing the ascribed equity value of Reneo to $75.0 million from $65.0 million and decreased the ascribed equity value of Party A to $300.0 million. Under the Reneo’s proposal, Party A’s current stockholders would own 80% of the outstanding common stock of the combined company, and Reneo Stockholders would own 20% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Reneo also proposed that Reneo would maintain a minimum amount of cash at the closing of the transaction, but such level of cash would not be a condition to the closing. Reneo proposed that at least $50.0 million of the amount raised in the current private placement financing transaction would be funded by investors that are not current investors in Party A. Reneo further proposed that Reneo and Party A would agree to exclusively negotiate the terms of the transaction for a period of 30 days following Reneo’s acceptance of the proposal (which period would be automatically extended for an additional 15 day period if the parties were continuing to negotiate a transaction in good faith), and such exclusivity period would be binding on both parties.

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In response to Party B’s proposal, Reneo proposed increasing the ascribed equity value of Reneo to $84.8 million from $75.0 million. Under Reneo’s proposal, Party B’s current stockholders would own 76.6% of the outstanding common stock of the combined company, and Reneo Stockholders would own 23.4% of the outstanding common stock of the combined company immediately following the closing of the transaction.

At the conclusion of these discussions, Reneo received an updated proposal from each of OnKure, Party A and Party B, including:

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A revised non-binding proposal for a reverse merger from OnKure was received on March 15, 2024. OnKure modified its January 26, 2024 proposal to increase the equity value ascribed to Reneo from $70.0 million to $75.0 million, based upon an expected net cash position for Reneo of $60.0 million. However, the revised proposal did not address any increase or decrease in Reneo’s ascribed equity value to the extent Reneo’s net cash at the closing of the transaction exceeded or was less than $60.0 million. OnKure also increased the amount of the proposed private placement financing transaction from a minimum of $40.0 million to a minimum of $60.0 million. Under OnKure’s revised proposal, OnKure Stockholders would own 69.4% of the outstanding common stock of the combined company, and Reneo Stockholders would own 30.6% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. OnKure also revised its proposal regarding the post-closing composition of the Reneo Board to provide that two or three directors designated by the Reneo Board would serve on the Reneo Board after the closing of the transaction, and that Reneo would be required to hold a stockholder meeting to approve the transaction promptly following the effectiveness of the registration statement registering the issuance of shares by Reneo in connection with the transaction. OnKure further provided that Reneo and OnKure would agree to exclusively negotiate the terms of the transaction for a period of 30 days following Reneo’s acceptance of the proposal and such exclusivity period would be binding on both parties.

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A revised non-binding indication of interest with Party A for a reverse merger with Reneo was received on March 5, 2024. Party A modified its January 30, 2024 proposal to increase the equity value ascribed to Reneo from $60.0 million to $70.0 million and to decrease the equity value ascribed to Party A from $500.0 million to $300.0 million. Under the revised proposal, Party A’s current stockholders would own approximately 81.1% of the outstanding common stock of the combined company, and Reneo Stockholders would own approximately 18.9% of the outstanding common stock of the combined company immediately following the closing of the transaction, in each case prior to the issuance of shares in any concurrent private placement financing transaction. Party A proposed to reduce the minimum amount it would be required to raise in the current private placement financing transaction from $125.0 million to $100.0 million, with a requirement that at least $25.0 million of the amount raised would be funded by investors that are not affiliates of Party A’s board of directors. Party A further proposed that Reneo would agree to hold a stockholder meeting even if the Reneo Board changed its recommendation in favor of a transaction with Party A and that Reneo would not be entitled to terminate the agreement to accept a superior proposal from a third party or as a result of an intervening event. Party A further provided that Reneo and Party A would agree to exclusively negotiate the terms of the transaction for a period of 30 days following Reneo’s acceptance of the proposal (which period would be automatically extended for an additional 15 day period if the parties were continuing to negotiate a transaction in good faith), and such exclusivity period would be binding on both parties.

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A revised non-binding indication of interest from Party B for a reverse merger with Reneo was received on March 21, 2024. Party B maintained its proposed equity values for Reneo and Party B of $75.0 million and $278.25 million, respectively, but clarified that the Party B valuation would increase on a dollar-for-dollar basis to the extent Party B raised more than $61.0 million and decrease on a dollar-for-dollar basis to the extent Party B raised less than $59.0 million in the concurrent private placement financing transaction. Additionally, Reneo’s proposed equity valuation would increase on a dollar-for-dollar basis to the extent Reneo’s net cash position at closing was greater than $61.0 million and decrease on a dollar-for-dollar basis to the extent Reneo’s net cash position at closing was less than $59.0 million. Party B further proposed that $9.8 million of Party B’s outstanding debt would be converted into Reneo Common Stock in connection with the proposed transaction, but that such shares would only be dilutive to Party B’s stockholders in connection with the transaction. Party B further provided that Reneo and Party B would agree to exclusively negotiate the terms of the transaction for a period of 30 days following Reneo’s acceptance of the proposal and such exclusivity period would be binding on both parties.

On March 22, 2024, the Special Committee held a meeting via videoconference, at which members of Reneo’s management, representatives from Jones Day and representatives of Leerink Partners were present. Jones Day discussed the Reneo Board’s fiduciary duties in connection with the strategic alternatives process. Representatives of Leerink Partners then made a presentation in which they reviewed the strategic alternatives process, including an overview of OnKure, Party A and Party B, and the non-binding indications of interest proposed by each of them. Reneo management discussed their findings during due diligence, views with respect to the short and long-term outlook of the business, the management team, deal certainty and the financial condition of each of OnKure, Party A and Party B. Following a discussion, the Special Committee determined that the proposal from OnKure was more attractive than the proposal from Party A and Party B and that the proposals from Party A and Party B did not present a compelling business case for Reneo Stockholders relative to the proposal from OnKure, in each case, considering, among other factors, pipeline, programs and data generated to date, proposed valuations, financing runway and the expected level of a concurrent private placement financing under each proposal, timing and magnitude of upcoming catalysts, and risks relevant to each counterparty’s programs. The Special Committee then determined to advance negotiations with OnKure and instructed Reneo management to execute the non-binding proposal with OnKure and cease further negotiations with Party A and Party B. The Special Committee further determined that based on management’s diligence report, it would not recommend a transaction with Party A, even if negotiations with OnKure did not result in a definitive transaction. A representative from Jones Day then discussed that because the Special Committee had determined that a transaction with Party A would not be desirable, the potential conflict of interests between certain members of the Reneo Board and Party A would be inapplicable, that the Special Committee would no longer be necessary, and that the entire Reneo Board could review the advisability of the Proposed Transactions. The Special Committee then discussed the resolution of the conflicts with certain members of the Reneo Board and that the entire Reneo Board should review the advisability of the Proposed Transactions. In addition, the Special Committee determined that the potential conflict of interest created by Cooley’s representation of Party A no longer existed.

Later on March 22, 2024, Reneo executed the non-binding proposal with OnKure such that the parties agreed to negotiate exclusively until April 21, 2024.

Following the March 22, 2024 Reneo Board meeting and Cooley’s agreement that it was no longer conflicted, Reneo engaged Cooley as its outside legal counsel for the potential transaction in addition to Jones Day to, among other things, assist with due diligence matters related to Reneo and advise on corporate governance matters due to Cooley’s history of serving as Reneo’s corporate counsel.

On March 28, 2024, Reneo filed its 2023 annual report on Form 10-K.

Also on March 28, 2024, Reneo provided OnKure with access to the Reneo data room.

On March 29, 2024, representatives of Jones Day delivered to representatives of Wilson Sonsini Goodrich & Rosati, P.C., OnKure’s outside legal counsel (“WSGR”), diligence requests in connection with Reneo’s ongoing diligence of OnKure’s business.

On April 1, 2024, representatives of WSGR delivered to representatives of Jones Day diligence requests in connection with OnKure’s diligence of Reneo’s historic business and wind-down of its legacy operations.

On April 2, 2024, Mr. Flesher and Michael Cruse, Chief Operating Officer of Reneo, met with Nicholas Saccomano, Chief Executive Officer of OnKure, Jason Leverone, Chief Financial Officer of Reneo, and Isaac Manke, Chairman of the OnKure Board. The attendees discussed the potential transaction, OnKure’s business operations and development pipeline.

On April 3, 2024, members of the OnKure management team met with Mr. Flesher and Mr. Cruse to discuss the reverse merger and provided a tour of OnKure’s offices and laboratory facilities in Boulder, Colorado.

Later on April 3, 2024, Jones Day sent an initial draft of the Merger Agreement to WSGR.

On April 4, 2024, the Reneo Board held a meeting at which members of Reneo’s management, a representative from Jones Day, a representative from Cooley and representatives of Leerink Partners were present. Members of Reneo’s management, Leerink Partners and Jones Day provided an update on due diligence on OnKure, OnKure’s due diligence of Reneo, the Concurrent PIPE Investments and the expected timeline for entering into the Merger Agreement. Mr. Flesher provided further input to the Reneo Board regarding OnKure’s development pipeline, clinical trial design and timelines, financial information, and other matters related to OnKure’s business and the proposed Concurrent PIPE Investments. Mr. Flesher also discussed the potential retention of Leerink Partners as lead placement agent in connection with the Concurrent PIPE Investments. The representative from Jones Day provided an update on the negotiations and terms of the Merger Agreement and related documents. The representatives from Leerink Partners then left the meeting. The Reneo Board provided feedback and direction to Reneo’s management and its advisors on the terms and negotiation of the Merger Agreement. The representative from Jones Day then discussed the proposal for Leerink Partners to act as lead placement agent for the Concurrent PIPE Investments, including the potential implications of any perceived or actual conflict of interest arising from Leerink Partners’ dual roles, and a proposal that Evercore Group L.L.C. (“Evercore”) act as co-placement agent. The representative of Jones Day also reviewed the compensation to which Leerink Partners and Evercore would be entitled in their capacity as co-placement agents. Following a discussion, the Reneo Board approved the engagement of Leerink Partners and Evercore as co-placement agents for the private placement financing transaction and instructed management to negotiate and execute engagement letters with each of them.

On April 5, 2024, Reneo entered into an engagement letter with Leerink Partners pursuant to which Leerink Partners would act as lead-placement agent in connection with the Concurrent Pipe Investments. Also on April 5, 2024, Reneo entered into an indemnification agreement pursuant to which it agreed to provide indemnification to Evercore in connection with its anticipated engagement as a placement agent in connection with the Concurrent PIPE Investments and into an engagement letter with LifeSci Capital LLC (“LifeSci Capital”) pursuant to which LifeSci Capital would also act as a placement agent in connection with the Concurrent PIPE Investments. The LifeSci Capital engagement letter was subsequently ratified by the Reneo Board.

On April 5, 2024, representatives of Leerink Partners, Evercore and LifeSci Capital initiated outreach to potential investors in the Concurrent PIPE Investments on behalf of Reneo.

On April 9, 2024, representatives of Leerink Partners, Evercore, LifeSci Capital and OnKure began marketing discussions regarding the Concurrent PIPE Investments with potential investors that had responded positively to such initial outreach.

In early April, Leerink Partners approached Mr. Tang regarding Tang Capital’s potential participation in the Concurrent PIPE Investment. Mr. Tang later declined to participate in the Concurrent PIPE Investment.

On April 15, 2024, WSGR sent an initial draft of the Subscription Agreement to Jones Day based on non-binding terms proposed by a potential investor for the Concurrent PIPE Investments. During the period between April 15, 2024 and the May 10, 2024 Reneo Board meeting to approve the Proposed Transactions, representatives of Jones Day, representatives of WSGR, representatives of legal counsel to the placement agents and potential investors negotiated the contents of the Subscription Agreement. Also during this period, OnKure engaged in discussions with potential investors for the Concurrent PIPE Investments.

Also on April 15, 2024, representatives of Reneo management and representatives of Jones Day discussed with representatives of OnKure management and representatives of WSGR outstanding due diligence matters with respect to OnKure.

Later on April 15, 2024, WSGR sent a revised draft of the Merger Agreement to Jones Day and initial drafts of the form of Reneo Support Agreement and the form of OnKure Support Agreement. The draft Merger Agreement proposed by WSGR included, among other terms:

•	OnKure’s position on the required deductions for the determination of Reneo’s net cash at the closing of the Mergers;

•

a proposal that the equity value ascribed to Reneo would increase or decrease on a dollar-for-dollar basis to the extent Reneo’s net cash at the closing of the transaction exceeded or was less than $60.0 million;

•	revisions to the representations and warranties of the parties, including removing representations made by OnKure and increasing the representations made by Reneo;

•	increased the covenants made by Reneo, including imposing restrictions on Reneo’s wind-down of its legacy business, and reduced the covenants made by OnKure;

•	added closing conditions in favor of OnKure and removed closing conditions in favor of Reneo;

•	revised the non-solicitation and termination provisions; and

•	proposed alternative circumstances under which each party would pay a termination fee to the other party.

Additionally, OnKure’s revised draft Merger Agreement provided for the calculation of both the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratio in order to allow holders of OnKure Common Stock to continue to have an ownership interest in the combined company, despite the liquidation preference of the OnKure Preferred Stock being higher than the equity value ascribed to OnKure in connection with the Mergers.

From April 15 through May 10, 2024, representatives of Jones Day, with input from the Reneo Board and Reneo’s management, and representatives of WSGR, with input from the OnKure Board and OnKure’s management exchanged drafts and participated in discussions regarding the terms of the Merger Agreement, the Subscription Agreement, and related documents. The items negotiated with respect to the Merger Agreement, Subscription Agreement, and related documents included, among other things: the calculation of Reneo’s net cash, the extent to which the equity value ascribed to Reneo would be affected by Reneo’s net cash at Closing; the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect for each party; the conditions to completion of the merger; the terms of the Subscription Agreement and the aggregate amount of the Reneo private placement proceeds to be committed in the Concurrent PIPE Investments; the provisions regarding Reneo’s employee benefit plans, severance and other compensation matters; the composition of the board of directors of the post-closing company; the remedies available to each party under the Merger Agreement, including the triggers of the termination fee payable to each of the parties; the amounts of the termination fees and circumstances under which they would be paid; the treatment of Reneo Options and OnKure Options, including whether Reneo would be permitted to extend the post-termination exercise period of Reneo Options held by certain of its employees and to what extent; and which stockholders of each of Reneo and OnKure would be required to execute support agreements and lock-up agreements concurrent with the execution of the Merger Agreement and the terms thereof. In addition, during this period, Reneo management and representatives of Jones Day held numerous meetings to discuss the status of the Merger Agreement, Subscription Agreement and related documents and to provide guidance on the terms of the definitive agreements that would be acceptable to Reneo.

On April 19, 2024, representatives of Jones Day and representatives of WSGR discussed outstanding issues in the revised draft of the Merger Agreement, including the determination of Reneo’s net cash position at the Closing, restrictions on OnKure’s ability to undertake certain actions outside of the ordinary course of business, pre-closing covenants, closing conditions and provisions for the termination of the Merger Agreement.

On April 19, 2024, as contemplated by the non-binding indication of interest with OnKure, Reneo and OnKure mutually extended the mutual exclusivity period pursuant to which the parties agreed to negotiate exclusively until May 21, 2024.

On April 22, 2024, Jones Day and WSGR agreed on substantially final forms of the subscription agreement and registration rights agreement for the Concurrent PIPE Investments and circulated drafts of those agreements to the placement agents and their counsel for review.

On April 23, 2024, representatives of Reneo management, representatives of Cooley and representatives of Jones Day discussed with representatives of OnKure management and representatives of WSGR the winding down of Reneo’s legacy business and Reneo’s outstanding commercial contracts.

On April 24, 2024, representatives of Reneo management and representatives of Jones Day discussed with representatives of OnKure management and representatives of WSGR the calculation of net cash under the terms of the Merger Agreement.

On April 26, 2024, the Reneo Board held a meeting at which members of Reneo’s management, a representative from Jones Day, a representative from Cooley and representatives of Leerink Partners were present. The representative from Jones Day provided an update on the negotiations and terms of the Merger Agreement and related documents. The representative from Jones Day then reviewed a summary of key terms of the Merger Agreement, noting that certain of the terms of the Merger Agreement remained under negotiation with OnKure, including, among other terms, the calculation of net cash under the Merger Agreement, OnKure’s proposal that the equity value ascribed to Reneo would increase or decrease on a dollar-for-dollar basis to the extent Reneo’s net cash at the closing of the transaction exceeded or was less than $60.0 million, covenants made by Reneo imposing restrictions on Reneo’s winddown of its legacy business, covenants made by OnKure imposing restrictions on OnKure’s actions prior to the closing and circumstances under which each party would pay a termination fee to the other party. The representative from Jones Day discussed the structure and consideration, treatment of equity awards, stockholder approvals and “fiduciary out” provisions, support agreements, termination fees and other matters. The Reneo Board provided feedback and direction to Reneo’s management and its advisors on the terms and negotiation of the Merger Agreement. Representatives from

Leerink Partners then reviewed a summary overview presentation covering Reneo’s management’s preliminary draft financial projections. In the discussion, representatives from Leerink Partners reviewed Reneo’s management’s views on OnKure’s key development opportunities, the competitive landscape, illustrative development assumptions and timelines, patient populations, revenue and profit and loss assumptions, and illustrative unadjusted and risk-adjusted financial projections. Leerink Partners also discussed a preliminary risk-adjusted discounted cash flow analysis. The Reneo Board authorized Leerink Partners to continue developing their financial analysis of OnKure on the basis of the projections prepared by Reneo’s management. The representatives of Leerink Partners and the representative from Jones Day then left the meeting, and the Reneo Board and members of Reneo’s management discussed the Potential Transaction. For a detailed discussion of OnKure’s financial projections, please see heading entitled “—Certain Unaudited Financial Projections of OnKure” beginning on page 132 of this proxy statement/prospectus.

On April 26, 2024, Reneo, OnKure and the placement agents agreed to the forms of subscription agreement and registration rights agreement and to increase the potential aggregate amount of the Concurrent PIPE Investments to up to $85.0 million.

On April 26, 2024, Reneo filed an amendment to its 2023 annual report on Form 10-K/A.

On April 27, 2024, the forms of subscription agreement and registration rights agreement for the Concurrent PIPE Investments documents were circulated to certain of OnKure’s current investors for review and comment.

On April 27, 2024, Cooley provided WSGR an initial draft of the disclosure letter that Reneo would deliver in connection with the execution of the Merger Agreement. During the period between April 27, 2024 and the May 10, 2024 Reneo Board meeting to approve the Proposed Transactions, representatives of Cooley, Jones Day and WSGR negotiated the contents of the Reneo disclosure letter.

Later on April 27, 2024, WSGR provided Jones Day an initial draft of the disclosure letter that OnKure would deliver in connection with the execution of the Merger Agreement. During the period between April 27, 2024 and the May 10, 2024 Reneo Board meeting to approve the Proposed Transactions, representatives of Jones Day and representatives of WSGR negotiated the contents of the OnKure disclosure letter.

On April 30, 2024, representatives of Reneo management and representatives of Jones Day discussed with representatives of OnKure management and representatives of WSGR the outstanding issues in the Merger Agreement, which included the determination of Reneo’s net cash position at the Closing, restrictions on OnKure’s ability to undertake certain actions outside of the ordinary course of business and Reneo’s obligations with respect to the winding down of its legacy business.

On April 30, 2024 and continuing through approximately May 6, 2024, the placement agents distributed the forms of subscription agreement and registration rights agreement for the Concurrent PIPE Investments to potential new investors and solicited commitments. During this period and continuing through May 9, 2024, WSGR and Jones Day negotiated terms of the subscription agreement and registration rights agreement with potential investors.

On May 6, 2024, representatives of Jones Day and representatives of WSGR discussed outstanding issues. Also on May 6, 2024, Reneo entered into an engagement letter with Evercore pursuant to which Evercore would act as a placement agent in connection with the Concurrent PIPE Investments.

On May 8, 2024, representatives of Jones Day and representatives of WSGR discussed the status of each ancillary agreement to the Merger Agreement and substantially resolved the open issues in the ancillary agreements to the Merger Agreement.

On May 9, 2024, allocations for the Concurrent PIPE Investments totaling $65.0 million were finalized and final documents are distributed for signature. On May 10, 2024, the Subscription Agreement was finalized and executed.

On May 10, 2024, representatives of Jones Day and representatives of WSGR discussed the status of the Merger Agreement, Subscription Agreement and each of the ancillary agreements to confirm that the various documents were in final form.

Later on May 10, 2024, the Reneo Board held a meeting, at which members of Reneo’s management, a representative from Jones Day, a representative from Cooley, and representatives of Leerink Partners were present. The representative of Jones Day then reminded the Reneo Board of its fiduciary duties under Delaware law in connection with the Proposed Transactions. Members of Reneo management and representatives of Jones Day and Leerink Partners provided an update on the status of negotiations with OnKure and Jones Day provided an update on the status and terms of the transaction documents, reporting that the parties had finalized all open points in the Merger Agreement, the Subscription Agreement and other ancillary documents. The participants discussed the status of the Concurrent PIPE Investments, noting that OnKure indicated it had received commitments for a financing of $65.0 million, rather than the $60.0 million as initially targeted.

The meeting participants reviewed the due diligence process that Reneo and its representatives undertook to evaluate OnKure, including its technology, pipeline, commercial prospects, regulatory interactions, clinical plans and data, intellectual property, legal and compliance matters, financial position and other matters. Representatives of Leerink Partners and Jones Day discussed with the Reneo Board that the Exchange Ratios, which provided for a 69.4% and 30.6% ownership split for the OnKure and Reneo equityholders in NewCo, respectively, were based on an assumed $75.0 million valuation of Reneo (assuming a net cash position of $60.0 million and an enterprise value of Reneo of $15.0 million) and an assumed $170.0 million equity valuation for OnKure, before giving effect to the Concurrent PIPE Investments.

The meeting participants also discussed other potential strategic alternatives, including that the Proposed Transactions were viewed as offering Reneo Stockholders more value than alternative proposals received in connection with the transaction process and that in the event the Proposed Transactions are not completed, based on the liquidation scenario previously provided by Reneo’s management and the discussions at prior Reneo Board meetings, it was the Reneo Board’s view that a liquidation and dissolution of Reneo was not reasonably likely to create greater value for Reneo Stockholders than the Proposed Transactions.

The representative of Jones Day then reviewed the material terms of the Merger Agreement, the Subscription Agreement, the forms of Support Agreements, the forms of Lock-Up Agreements and other ancillary agreements, the treatment of OnKure and Reneo equity awards in connection with the Proposed Transactions, and led a discussion regarding such agreements. Representatives of Leerink Partners then reviewed Leerink Partners’ financial analysis with respect to the proposed financial terms of the Mergers. Thereafter, at the request of the Reneo Board, Leerink Partners rendered to the Reneo Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 10, 2024, that, as of such date and based upon and subject to the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Reneo. For a detailed discussion of Leerink Partners’ opinion, please see heading entitled “—Opinion of Leerink Partners LLC” beginning on page 127 of this proxy statement/prospectus. Given, among other factors, the fact that (i) the equity value ascribed to Reneo in the Mergers would be based on Reneo’s actual net cash position at the Closing plus $15.0 million ascribed to Reneo’s public company listing, and (ii) Reneo Stockholders were not receiving any securities in the Mergers, the Reneo Board did not seek an opinion from Leerink Partners with respect to the value ascribed to Reneo in the Mergers or the formulas for determining the Exchange Ratios. After discussion, taking into account (i) Reneo’s financial condition and prospects, (ii) outreach efforts conducted on behalf of Reneo to various potential counterparties for a strategic transaction with Reneo, (iii) Reneo’s decision to no longer pursue development of mavodelpar, (iv) the potential for Reneo Stockholders to benefit from the future growth of the combined company, (v) the proposed terms of the Merger Agreement and (vi) other factors described under the heading entitled “—Reneo Reasons for the Merger,” beginning on page 121 of this proxy statement/prospectus, the Reneo Board unanimously determined that the Merger Agreement and the Subscription Agreement and the

other transactions contemplated thereby, including the Proposed Transactions, were advisable and in the best interests of Reneo and the Reneo Stockholders, approved and declared advisable the Mergers and the other transactions contemplated under the Merger Agreement, and recommended that Reneo Stockholders vote to approve the issuance of Reneo Common Stock in the Mergers.

Further, after considering the factors set forth above, the Reneo Board, among other actions, unanimously (i) determined that the Support Agreement, Lock-Up Agreement and other ancillary agreements were advisable and in the best interests of Reneo and Reneo Stockholders and approved and declared advisable the Support Agreements, Lock-Up Agreements and other ancillary agreements, (ii) determined to submit to Reneo Stockholders the seven proposals contained herein under the heading entitled “Matters being Submitted to a Vote of Reneo Stockholders” for consideration and resolved to recommend that Reneo Stockholders approve such stockholder proposals, (iii) authorized and ratified the appointment of Leerink Partners as lead placement agent and each of Evercore and LifeSci Capital as placement agents in connection with the Concurrent PIPE Investments, including the terms of their engagement, (iv) approved the termination of the 2021 Plan and the 2014 Plan in each case upon the First Effective Time and subject to the approval of the 2024 Equity Incentive Plan Proposal by Reneo Stockholders, (v) approved the acceleration of the vesting of all equity incentive awards granted pursuant to the 2021 Plan or 2014 Plan outstanding immediately prior to the First Effective Time, with any performance based vesting deemed to have been achieved at 100% of the target level therefor, and, consistent with the treatment of stock options held by non-employee members of the Reneo Board, the amendment of stock options granted to members of Reneo management pursuant to the 2021 Plan or 2014 Plan to extend the post-termination exercise period, (vi) approved the termination of the 2021 ESPP immediately prior to the First Effective Time, and (vii) approved the entry into consulting agreements with certain members of Reneo’s management in order to provide the combined company with access to these employees following the closing of the transaction, with such agreements to become effective upon their termination of service as employees of Reneo. For a detailed discussion of the interests of members of the Reneo Board and members of Reneo’s management (including the treatment of equity incentive awards granted pursuant to the 2021 Plan and the 2014 Plan) the retention agreement and the consulting agreements, please see heading entitled “—Interests of Reneo Directors and Executive Officers in the Mergers” beginning on page 136 of this proxy statement/prospectus.

Later on May 10, 2024, the parties finalized and executed the Merger Agreement, the Subscription Agreement, the Support Agreements and the Lock-Up Agreements.

On the morning of May 13, 2024, prior to the opening of trading on the Nasdaq Global Market, Reneo and OnKure issued a joint press release announcing the execution of the Merger Agreement and that Reneo had entered into the Subscription Agreement for the Concurrent PIPE Investments, which is expected to result in gross proceeds to Reneo of approximately $65.0 million concurrently with and contingent upon the Closing.

Reneo Reasons for the Mergers

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Reneo Board held several meetings, consulted with Reneo’s management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Nasdaq Share Issuance Proposals, the Reneo Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the financial condition and prospects of Reneo and the risks associated with continuing to operate Reneo on a stand-alone basis, particularly in light of Reneo’s December 2023 decision to suspend the ongoing STRIDE AHEAD study and all other mavodelpar development activities and reduce its workforce;

•

the prospects of and risks associated with the other strategic candidates that made proposals for a strategic transaction with Reneo as part of the process leading to the negotiation of the Merger Agreement with OnKure;

•

the Reneo Board’s belief, after discussions with Reneo’s management, legal counsel and financial advisor, and a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and strategic transaction partner candidates, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, and combining with potential strategic transaction candidates other than OnKure, that the Mergers are more favorable to Reneo Stockholders than the potential value that might have resulted from other strategic alternatives available to Reneo (including remaining a stand-alone company, a liquidation and dissolution of Reneo and the distribution of any available cash, a cash tender offer at a discount to net cash value, and alternative strategic transactions);

•

the Reneo Board’s belief, after thorough discussions with Reneo’s management and Reneo’s consultants and advisors, that a potential liquidation and dissolution was not reasonably likely to create greater value for Reneo Stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Reneo’s current cash balance to cover current and potential future liabilities, including those arising from a liquidation strategy;

•

the Reneo Board’s belief that the $15 million enterprise value ascribed to Reneo in the Proposed Transactions, in addition to Reneo’s anticipated approximately $60 million closing net cash position, would provide the existing Reneo Stockholders significant value for Reneo’s public listing and existing programs, and afford Reneo Stockholders an opportunity to participate in the potential growth of NewCo following the Mergers at the negotiated Exchange Ratios;

•

the Reneo Board’s belief that, as a result of arm’s length negotiations with OnKure, Reneo and its representatives negotiated the Exchange Ratios that would provide Reneo Stockholders with the highest percentage of Reneo on a post-closing basis to which OnKure was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Reneo in the aggregate to which OnKure was willing to agree;

•

the Reneo Board’s positive view, based on the scientific, regulatory and technical due diligence conducted by Reneo’s management and advisors, of the regulatory pathway for, and potential significant market opportunity of, OnKure’s PI3Kα product candidates, which will be the focus of NewCo;

•

the Reneo Board’s consideration of the expected cash balances of NewCo as of the completion of the Mergers resulting from the approximately $60 million of closing net cash expected to be contributed to NewCo by Reneo upon completion of the Mergers together with the cash OnKure currently holds and the expected subscription amount of $65.0 million in the Concurrent PIPE Investments, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors;

•

the Reneo Board’s view, following a review with Reneo’s management and advisors of OnKure’s current development and clinical trial plans, of the likelihood that NewCo would possess sufficient cash resources at the Closing, or have access to sufficient resources, to fund continued development of OnKure’s product candidates through upcoming value inflection points;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Reneo based on the scientific, technical and other due diligence conducted by Reneo’s management and advisors;

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the Reneo Board’s view that NewCo will be led by an experienced senior management team from OnKure and a board of directors with representation from each of the current boards of directors of OnKure and Reneo, with a mix of experience and perspectives that will be valuable to support the continued operation of NewCo;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Reneo Common Stock; and

•

the opinion of Leerink Partners, rendered orally to the Reneo Board on May 10, 2024 (and subsequently confirmed in writing by delivery of a written opinion, dated May 10, 2024) that, as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Merger Consideration proposed to be paid by Reneo, pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Reneo, as more fully described in the section entitled “The Mergers—Opinion of Leerink Partners LLC,” beginning on page 127 of this proxy statement/prospectus.

The Reneo Board also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

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the calculation of the Exchange Ratios, which only take account of Reneo’s and OnKure’s outstanding stock options that are in the money based on the treasury stock method, even though all such stock options will remain outstanding following completion of the Mergers;

•

the calculation of the Exchange Ratios, closing net cash and the estimated number of shares of Reneo Common Stock to be issued in the Mergers, including that the valuation of Reneo under the Merger Agreement would be reduced to the extent that Reneo’s closing net cash is less than $59.0 million and increased to the extent Reneo’s closing net cash exceeds $61.0 million;

•

the number and nature of the conditions to Reneo’s and OnKure’s respective obligations to complete the Mergers and the likelihood that the Mergers will be completed on a timely basis, including the fact that OnKure’s obligation to complete the Mergers are conditioned on Reneo’s closing net cash being not less than $55 million, as more fully described in the section entitled “The Merger Agreement—Conditions to Completion of the Mergers,” beginning on page 167 of this proxy statement/prospectus;

•

the respective rights of, and limitations on, Reneo and OnKure under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, the limitations on the board of directors of each party to change its recommendation in favor of the Mergers and the Reneo Stockholder Proposals or to terminate the Merger Agreement to accept a superior proposal, as more fully described in the section entitled “The Merger Agreement—Non-Solicitation,” beginning on page 171 of this proxy statement/prospectus;

•

the potential termination fee of $3.0 million, which would become payable by either Reneo or OnKure to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described under the caption “The Merger Agreement—Termination,” beginning on page 181 of this proxy statement/prospectus;

•

the lock-up agreements, pursuant to which certain stockholders of OnKure and Reneo, respectively, have, subject to certain exceptions, agreed not to transfer their shares of NewCo Common Stock during the period of 180 days following the completion of the Mergers, as more fully described in the section entitled “Agreements Related to the Mergers—Lock-Up Agreements,” beginning on page 186 of this proxy statement/prospectus; and

•

the entry into the Support Agreements, pursuant to which certain stockholders of OnKure and Reneo, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of OnKure Capital Stock or Reneo Common Stock, respectively, in favor of the proposals submitted to them in connection with the Mergers, as more fully described in the section entitled “Agreements Related to the Mergers—Support Agreements,” beginning on page 186 of this proxy statement/prospectus.

In the course of its deliberations, the Reneo Board also considered a variety of risks and other countervailing factors related to entering into the Mergers, including:

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the $3.0 million termination fee payable by Reneo upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Reneo Stockholders;

•	the substantial expenses to be incurred by Reneo in connection with the Mergers;

•

the prohibition on Reneo to solicit alternative acquisition proposals during the pendency of the Mergers and limitations on the Reneo Board to change its recommendation in favor of the Mergers and the Reneo Stockholder Proposals and the inability of Reneo to terminate the Merger Agreement to accept a superior proposal;

•	the possible volatility of the trading price of Reneo Common Stock resulting from the announcement, pendency or completion of the Mergers;

•	the risk that the potential benefits of the Mergers may not be fully achieved or achieved at all, or may not be achieved within the expected timeframe;

•

the risk that, while the Mergers are expected to be completed, there is no assurance that all the conditions to the parties’ obligations to complete the Mergers will be satisfied or waived, and the risk that the Mergers may not be completed in a timely manner or at all;

•	the potential effects of the public announcement of the Mergers or the failure to complete the Mergers on the reputation of Reneo;

•	the risks and costs of stockholder or third-party litigation relating to the Mergers;

•	the possibility that Reneo’s closing net cash, may be lower at Closing than currently anticipated, and if less than $59.0 million would reduce the ownership of Reneo Stockholders in NewCo;

•	the risk that the future financial performance of OnKure may not meet the Reneo Board’s expectations due to factors both within and outside of NewCo’s control;

•	the strategic direction of NewCo following the completion of the Mergers will be determined by a board of directors of which the members of the current Reneo Board will comprise a minority;

•

the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of OnKure’s product candidates based on the due diligence conducted by Reneo’s management and advisors; and

•

the various other risks associated with NewCo and the proposed transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 35 and 98, respectively, of this proxy statement/prospectus.

In addition, the Reneo Board was aware of and considered the interests of its directors and executive officers that may be different from, or in addition to, the interests of the Reneo Stockholders generally when approving the Merger Agreement and the Mergers, and recommending that the Reneo Stockholders approve the Reneo Stockholder Proposals as contemplated by this proxy statement/prospectus. For more information, see the section entitled “Interests of Reneo Directors and Executive Officers in the Mergers.”

The foregoing information and factors considered by the Reneo Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Reneo Board. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Reneo Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Reneo Board may have given different weight to different factors. The Reneo Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Reneo’s management, outside legal counsel and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

OnKure Reasons for the Mergers

In the course of reaching its decision to approve the Mergers, the OnKure Board held numerous meetings, consulted with OnKure’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the Mergers will provide the OnKure Stockholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for OnKure and the range of investors potentially available as a public company, compared to the investors OnKure could otherwise gain access to if it continued to operate as a privately-held company;

•	the Concurrent PIPE Investments will generate capital resources to NewCo;

•	the potential benefits from increased public market awareness of OnKure and its pipeline;

•

the historical and current information concerning OnKure’s business, including its financial performance and condition, operations, competitive position, management and strategic objectives and prospects;

•	the prospects of OnKure as a stand-alone entity and the possible strategic growth opportunities that may be available to OnKure in the absence of the Mergers;

•	the current economic, industry and market conditions affecting OnKure;

•	the market for the OnKure’s products and services and competition among current and potential providers of such products and services;

•	the OnKure Board’s fiduciary duties to OnKure Stockholders;

•

the OnKure Board’s belief that no alternatives to the Mergers, together with the Concurrent PIPE Investments, were reasonably likely to create greater value for OnKure Stockholders on a reasonable timeline given risks and uncertainties inherent in the market and industry, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the OnKure Board, including the following with respect to an initial public offering:

•	the likelihood that OnKure would need additional financing prior to an initial public offering;

•	the risk that a market for an initial public offering would not be available at the time at which OnKure would need to seek additional financing;

•	the Mergers, together with the Concurrent PIPE Investments, would be a higher probability and more cost-effective means to access capital than an initial public offering or other options; and

•

the OnKure Board’s expectation that the Mergers, together with the Concurrent PIPE Investments, are expected to achieve more capital than otherwise would have been available in an initial public offering;

•

OnKure’s anticipated financial results and cash flows and OnKure’s financing needs in the future and the projected financial position, operations, management, operating plans and financial projections of NewCo;

•	the expected resources of NewCo (including the ability to support NewCo’s operations and to advance the development of OnKure’s programs);

•	the terms and conditions of the Merger Agreement and its related agreements, including the following:

•

the determination that the expected relative percentage ownership of Reneo Stockholders and OnKure Stockholders in NewCo was appropriate, based on the OnKure Board’s judgment and assessment of the approximate valuations of Reneo (including the value of the net cash Reneo is expected to provide to NewCo) and OnKure;

•

the Exchange Ratios used to establish the number of shares of NewCo Common Stock to be issued to OnKure Stockholders in the Mergers are reasonable and appropriately measure the per share value of OnKure and Reneo, including by accounting for adjustments due to Reneo’s cash balance, and their respective outstanding capital stock at the Closing (subject to certain limitations);

•

the expectation that the Mergers, taken together, will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, with the result that in the Mergers the OnKure Stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Reneo to consummate the Mergers;

•	the rights of OnKure under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should OnKure receive a superior proposal;

•

the conclusion of the OnKure Board that the potential termination fees of $3.0 million payable by Reneo to OnKure in certain circumstances and by OnKure to Reneo in certain other circumstances, and the circumstances when such fees may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of NewCo Class A Common Stock issued to OnKure Stockholders will be registered on a Form S-4 registration statement and will become freely tradable for OnKure Stockholders who are not affiliates of OnKure and who are not parties to lock-up agreements;

•

the entry into the Support Agreements, pursuant to which certain officers, directors and stockholders of OnKure and Reneo, respectively, have agreed, solely in their capacity as stockholders of OnKure and Reneo, respectively, to vote all of their shares of OnKure Capital Stock or Reneo Common Stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of Reneo’s name to “OnKure Therapeutics, Inc.” upon the Closing; and

•	the likelihood that the Mergers will be completed on a timely basis.

The OnKure Board also considered a number of uncertainties and risks in its deliberations concerning the Mergers and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the Mergers might not be completed and the potential adverse effect of the public announcement of the Mergers on the reputation of OnKure and the ability of OnKure to carry on its business and obtain financing in the future in the event the Mergers are not completed;

•	the risk of a limited ability to proceed with an initial public offering in the event the Mergers are not completed;

•

the risk that future sales of NewCo Class A Common Stock by existing Reneo Stockholders may cause the price of NewCo Class A Common Stock to fall, thus reducing the potential value of NewCo Common Stock received by OnKure Stockholders in the Mergers;

•

the risk of the structure of the Mergers resulting in a more concentrated shareholder base than would generally be expected in an initial public offering, which could impact stockholder liquidity and increase volatility in the price of the NewCo Class A Common Stock;

•

the termination fee payable by OnKure to Reneo upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to OnKure Stockholders;

•	the potential reduction of Reneo’s net cash prior to the Closing;

•

the possibility that Reneo could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Mergers or change its recommendation to approve the Mergers upon certain events;

•

the possibility that the Mergers might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of Reneo to obtain the Required Reneo Stockholder Approval or the failure to close the Concurrent PIPE Investments, and the potential adverse effect on the reputation of OnKure and the ability of OnKure to obtain financing in the future in the event the Mergers are not completed;

•

the costs involved in completing the Mergers, the time and effort of OnKure senior management required to complete the Mergers, the related disruptions or potential disruptions to OnKure’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with OnKure, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which OnKure’s business will be subject following the Mergers that OnKure has not previously been subject to, and the operational changes to OnKure’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing of the Mergers and the potential risk of liabilities that may arise post-closing;

•	the ongoing liability under the existing contracts that would remain with NewCo following the Closing;

•

the possibility that unaffiliated stockholders may be less protected as investors from any material issues with respect to OnKure’s business than an investor in an initial public offering because of the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement; and

•	various other risks associated with the Combined Company and the Mergers, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive but summarizes the material factors considered by the OnKure Board in its consideration of the Merger Agreement and the transactions contemplated. The OnKure Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the OnKure Board unanimously approved the Merger Agreement and the Proposed Transactions, including the Mergers.

Opinion of Leerink Partners LLC

Introduction

Reneo retained Leerink Partners as its exclusive financial advisor in connection with the Mergers and the Proposed Transactions. In connection with this engagement, the Reneo Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to Reneo of the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement. On May 10, 2024, Leerink Partners rendered to the Reneo Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 10, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Reneo. In providing its opinion, Leerink Partners noted that the Merger Consideration is subject to certain adjustments set forth in the Merger Agreement, and Leerink Partners expressed no opinion as to any such adjustments.

The full text of the written opinion of Leerink Partners, dated May 10, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex L to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex L. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Reneo Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Reneo Board’s consideration of the Mergers, and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to Reneo of the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Mergers and does not constitute a recommendation to any stockholder of Reneo or OnKure as to whether or how such holder should vote with respect to the Mergers or otherwise act with respect to the Mergers or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	the proposed execution version of the Merger Agreement, as provided to Leerink Partners by Reneo on May 10, 2024;

•	Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by Reneo with the SEC, as amended by Amendment No. 1 thereto, as filed by Reneo with the SEC;

•	Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as filed by Reneo with the SEC;

•	certain Current Reports on Form 8-K, as filed by Reneo with, or furnished by Reneo to, the SEC;

•

certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Reneo, as furnished to Leerink Partners by the management of Reneo; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of OnKure, including certain financial forecasts prepared by management of Reneo, as furnished to, and approved for use by, Leerink Partners for purposes of Leerink Partners’ analysis (the “OnKure Forecasts”), as described below under “The Mergers—Certain Unaudited Financial Projections of OnKure,” and which are collectively referred to in this summary of the opinion of Leerink Partners as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management of Reneo and OnKure and their respective advisors and representatives regarding the Internal Data as well as the past and current business, operations, financial condition and prospects of each of Reneo and OnKure. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as Leerink Partners deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Reneo’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners was advised by Reneo, and Leerink Partners assumed, at Reneo’s direction, that the Internal Data (including, without limitation, the OnKure Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Reneo and OnKure as to the matters covered thereby and Leerink Partners relied, at Reneo’s direction, on the Internal Data for purposes of its analysis and its opinion. Leerink Partners expressed no view or opinion as to the Internal Data (including, without limitation, the OnKure Forecasts) or the assumptions on which the Internal Data was based. The Reneo Board was aware that the management of Reneo did not provide Leerink Partners with, and Leerink Partners did not otherwise have access to, financial forecasts regarding Reneo’s business, other than the expense forecasts described above. Accordingly, Leerink Partners did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Reneo. In addition, at Reneo’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Reneo or OnKure, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Reneo or OnKure.

Leerink Partners assumed, at Reneo’s direction, that the final executed Merger Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last version of the Merger Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Reneo’s direction, that the representations and warranties made by OnKure and Reneo, Merger Sub I and Merger Sub II in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Leerink Partners assumed, at Reneo’s direction, that each share of NewCo Class B Common Stock would represent the economic equivalent of one share of NewCo Class A Common Stock. Furthermore, Leerink Partners assumed, at Reneo’s direction, that the Mergers would be completed on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Mergers, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Reneo or OnKure, or their respective abilities to pay their obligations when they come due, or as to the impact of the Mergers on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters. Leerink Partners expressed no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Reneo or any third party may trade at any time, including subsequent to the announcement or consummation of the Mergers.

Leerink Partners expressed no view as to, and the opinion of Leerink Partners did not address, Reneo’s underlying business decision to proceed with or effect the Mergers, or the relative merits of the Mergers as compared to any alternative business strategies or transactions that might be available to Reneo or in which Reneo might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to Reneo of the Merger Consideration proposed to be paid by Reneo pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and Leerink Partners’ opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby, including, without limitation, the structure or form of the Mergers, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Mergers, including, without limitation, the fairness of the Mergers or any other term or aspect of the Mergers to, or any consideration to be received in connection therewith by, or the impact of the Mergers on, the holders of any class of securities, creditors or other constituencies of Reneo, OnKure or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Reneo, OnKure or any other party, or class of such persons in connection with the Mergers or the other transactions contemplated by the Merger Agreement, whether relative to the Merger Consideration to be paid by Reneo pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Reneo or OnKure as to whether or how such stockholder should vote with respect to the Mergers or otherwise act with respect to the Mergers or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Reneo Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Mergers and the other transactions contemplated by the Merger Agreement. Leerink Partners’ opinion was authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Reneo Board in connection with its opinion, which was delivered orally to the Reneo Board on May 10, 2024, and subsequently confirmed in its written opinion, dated May 10, 2024. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the OnKure Forecasts. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of Leerink Partners as to the actual value of Reneo or OnKure. In its analyses, Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Reneo or any other parties to the Mergers and the other transactions contemplated by the Merger Agreement. None of Reneo, OnKure, Merger Sub I, Merger Sub II, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Reneo or OnKure do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 10, 2024, and is not necessarily indicative of current market conditions.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Reneo Board in its evaluation of the Mergers, as described under “The Mergers—Reneo Reasons for the

Mergers.” Consequently, the analyses described below should not be viewed as determinative of the views of the Reneo Board or management of Reneo with respect to the Merger Consideration or as to whether the Reneo Board would have been willing to determine that a different Merger Consideration was fair. The Merger Consideration, as well as the type of consideration payable in the Mergers, was determined through arm’s-length negotiations between Reneo and OnKure and was approved by the Reneo Board. Leerink Partners provided advice to Reneo during these negotiations. However, Leerink Partners did not recommend any specific Merger Consideration or other financial terms to Reneo or the Reneo Board or that any specific Merger Consideration or other financial terms constituted the only appropriate consideration for the Mergers.

In preparing its analysis, Leerink Partners took into account that the Merger Consideration contained in the Merger Agreement is calculated by attributing equity values of $75.0 million and $170.0 million to Reneo and OnKure, respectively, subject to certain adjustments related to Reneo’s net cash set forth in the Merger Agreement and before giving effect to the minimum gross proceeds to Reneo from the Concurrent PIPE Investments of $65.0 million. Leerink Partners expressed no opinion as to any such adjustments. The analysis and written opinion of Leerink Partners also do not take into account the proposed Reverse Stock Split of Reneo Common Stock that is anticipated to be effected prior to the consummation of the Mergers. For purposes of its analysis, Leerink Partners utilized the estimated Merger Consideration of 76.959 million shares of Reneo Common Stock, based on Reneo’s capitalization as of May 10, 2024 (calculated using the treasury stock method). For additional information, see “The Merger Agreement — Merger Consideration.”

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorization to market the applicable product candidate may not be obtained, if at all, until several years into the future. For purposes of its discounted cash flow analysis, at the direction of Reneo, Leerink Partners relied upon the OnKure Forecasts. Leerink Partners was advised by Reneo, and assumed, at Reneo’s direction, that the OnKure Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Reneo as to the matters covered thereby. Leerink Partners was also advised by Reneo management that the OnKure Forecasts included assumptions regarding probabilities of the success of OnKure’s lead product candidate, OKI-219, and that Reneo management believed these probabilities of success were reasonable based on a review of publicly available studies, industry practice and Reneo management’s professional experience. The OnKure Forecasts, which Reneo management directed Leerink Partners to use in deriving its financial analyses, includes cash flows through 2042, which is the year that Reneo management assumed patent protections for OKI-219 will expire. Reneo advised Leerink Partners that it believed it was reasonable to forecast revenues through the patent life of OKI-219.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the risk-adjusted stand-alone, unlevered, after-tax free cash flows that OnKure was forecasted to generate from September 30, 2024, through December 31, 2042, which risk-adjusted unlevered, after-tax free cash flows are reflected in the OnKure Forecasts. Leerink Partners estimated the net present value of unlevered, after-tax free cash flows after fiscal year 2042 by assuming an annual decline of 50% of such cash flows in perpetuity. These risk-adjusted cash flows were discounted to present value as of September 30, 2024, using a discount rate ranging from 10% to 12%, derived from a weighted average cost of capital calculation for OnKure, which Leerink Partners performed utilizing the capital asset pricing model with inputs that Leerink Partners determined were relevant based on publicly available data and Leerink Partners’ professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to OnKure, and the equity market risk premium and yields for U.S. treasury bonds, and adjusted for OnKure’s estimated net cash balance of $0.0 million as of September 30, 2024, as provided by management of OnKure, in order to derive an implied equity value range for OnKure. This analysis resulted in an implied equity value for OnKure of approximately $180.0 million to $290.0 million and a corresponding implied Merger Consideration of approximately 81.486 million to 131.283 million shares of Reneo Common Stock (i.e., an implied merger consideration greater than the estimated Merger Consideration of 76.959 shares of Reneo Common Stock proposed to be paid by Reneo pursuant to the Merger Agreement).

General

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has provided certain investment banking services to Reneo from time to time, for which it has received compensation. In the past two years, Leerink Partners served as sales agent under Reneo’s at-the-market sales agreement. Leerink Partners is also serving as a placement agent to Reneo in connection with the Concurrent PIPE Investments, and Leerink Partners will receive a fee in connection therewith. In the ordinary course of business, Leerink Partners may in the future provide investment banking services to Reneo, OnKure or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past held, and may in the future hold, positions for its own account or the accounts of its customers, in equity, debt or other securities of Reneo, OnKure or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Reneo, OnKure and the Mergers and other participants in the Mergers that differ from the views of Leerink Partners’ investment banking personnel.

The Reneo Board selected Leerink Partners as its exclusive financial advisor in connection with the Mergers based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with Reneo and its business. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Mergers and the other transactions contemplated by the Merger Agreement.

In connection with Leerink Partners’ services as the exclusive financial advisor to Reneo and for acting as a placement agent in connection with the Concurrent PIPE Investments, Reneo has agreed to pay Leerink Partners an aggregate fee of between approximately $4.7 million and $5.2 million (assuming Concurrent PIPE Investments of $65 million and $85 million, respectively), $1.0 million of which became payable upon the rendering by Leerink Partners of its opinion on May 10, 2024, and the remainder of which is payable contingent upon completion of the Mergers and the Concurrent PIPE Investments. In addition, Reneo has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangements between Leerink Partners and Reneo, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and Reneo, and the Reneo Board was aware of these arrangements, including the fact that a significant portion of the fees payable to Leerink Partners are contingent upon the completion of the Mergers and the other transactions contemplated by the Merger Agreement.

Certain Unaudited Financial Projections of OnKure

Neither Reneo nor OnKure, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, earnings or other financial or operating results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the evaluation of the Proposed Transactions, certain unaudited internal financial forecasts relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of OnKure through 2042 (the “OnKure Forecasts”) were prepared by management of Reneo.

The OnKure Forecasts were provided to and considered by the Reneo Board in connection with their evaluation of the Proposed Transactions and Reneo’s other strategic alternatives. The Reneo Board directed Leerink Partners to use the OnKure Forecasts in its financial analyses and for purposes of its fairness opinion (as summarized under the section entitled “—Opinion of Leerink Partners LLC”). The OnKure Forecasts were the only financial projections relied upon by Leerink Partners in rendering its fairness opinion. The OnKure Forecasts were not reviewed or approved by OnKure’s management, the OnKure Board or its advisors.

The inclusion of the OnKure Forecasts should not be regarded as an indication that any of Reneo, OnKure, their respective affiliates, officers, directors, advisors, other representatives, or any other recipient of the OnKure Forecasts considered, or now considers, such OnKure Forecasts to be predictive of actual future performance or events, or that they should be construed as financial guidance, and Reneo Stockholders and OnKure Stockholders are cautioned not to place undue reliance on the OnKure Forecasts. Accordingly, the OnKure Forecasts are not included to influence any person’s views on the Proposed Transactions and are summarized in this proxy statement/prospectus solely to provide access to information that was provided to the Reneo Board and to Leerink Partners to assist in their respective analyses of the Proposed Transactions.

The OnKure Forecasts were prepared solely for internal use and are subjective in many respects. While presented with numeric specificity, the OnKure Forecasts reflect numerous estimates and assumptions made at the time the OnKure Forecasts were prepared that are inherently uncertain and many of which are beyond the control of Reneo’s and OnKure’s managements. Modeling and forecasting the future development and commercialization of drug candidates by an emerging biotechnology company is a highly speculative endeavor. Further, given that the OnKure Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The OnKure Forecasts are subject to various risks, including, among others, the ability of OnKure to successfully develop and commercialize its product candidates, the effect of future regulatory or legislative actions on OnKure, NewCo and the industries in which they operate, the potential impact of the announcement or completion of the Proposed Transactions on relationships with customers, providers, vendors, competitors, management and other employees, changes in the general economic environment, or social or political conditions, that could affect OnKure’s business, potential liability resulting from pending or future litigation, and the uncertainties, costs and risks involved in OnKure’s and NewCo’s operations. As a result, there can be no assurance that any of the OnKure Forecasts accurately reflect future trends or accurately estimate the future market for OnKure’s products or product candidates. There also can be no assurance that OnKure will obtain the regulatory approvals necessary for the commercialization of its products or product candidates, or that OnKure’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that OnKure may market or commercialize.

None of Reneo or OnKure or any of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Reneo Stockholder or OnKure Stockholder or other person regarding OnKure’s or NewCo’s ultimate performance compared to the information contained in the OnKure Forecasts or that the OnKure Forecasts will be achieved. The inclusion of the OnKure Forecasts herein should not be deemed an admission or representation by Reneo, OnKure, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the OnKure Forecasts included below is not being included in this proxy statement/prospectus in order to influence the decision of any Reneo Stockholder or OnKure Stockholder or to induce any Reneo Stockholder to vote in favor of any of the proposals at the Reneo Special Meeting or to take any other action relating to the Proposed Transactions.

The OnKure Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, personal judgment, and thus are susceptible to multiple interpretations and, in the ordinary course, would be expected to undergo periodic revisions based on actual experience and business developments. None of Reneo, OnKure or their respective affiliates, officers, directors, advisors or other representatives can give assurance that the OnKure Forecasts and the underlying estimates and assumptions will be realized. The OnKure Forecasts constitute “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

Neither Reneo nor OnKure, as a matter of course, make public projections as to future sales, earnings or other financial results. As such, the OnKure Forecasts were not prepared with a view toward public disclosure. The OnKure Forecasts do not take into account any circumstances or events occurring after the date they were prepared and neither Reneo nor OnKure can give assurance that, had the OnKure Forecasts been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The OnKure Forecasts do not take into account all of the possible financial and other effects of the Proposed Transactions on OnKure or NewCo, the effect on OnKure or NewCo of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Proposed Transactions. Further, the OnKure Forecasts do not take into account the effect of any possible failure of the Proposed Transactions to occur.

The OnKure Forecasts were not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Neither Ernst & Young LLP nor KPMG LLP has audited, reviewed, examined, compiled or applied agreed- upon procedures with respect to the OnKure Forecasts and, accordingly, neither Ernst & Young LLP nor KPMG LLP expresses an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information with respect thereto. The report of KPMG LLP which is included in this proxy statement/prospectus relates to historical financial information of OnKure, and such report does not extend to the OnKure Forecasts and should not be read to do so.

The OnKure Forecasts include financial measures, including adjusted net sales, adjusted net revenue, adjusted gross profit, adjusted operating income (loss) and unlevered free cash flow. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and these financial measures may not be comparable to one another or to similarly titled measures used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to financial measures that are provided to a board of directors or a financial advisor in connection with a proposed business combination transaction such as the OnKure Forecasts if the disclosure is included in a document such as this proxy statement/prospectus. Accordingly, we are not presenting a reconciliation of the financial measures included in the OnKure Forecasts to the relevant GAAP financial measures in this proxy statement/prospectus and we undertake no obligation to update or otherwise revise or reconcile any of the OnKure Forecasts to reflect circumstances existing after the date the OnKure Forecasts were generated or to reflect the occurrence of future events, except as otherwise required by law.

In light of the foregoing, and considering that the Reneo Special Meeting will be held a substantial amount of time after the OnKure Forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Reneo Stockholders and OnKure Stockholders are cautioned not to place undue reliance on such information, and each of Reneo and OnKure caution you that the OnKure Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding OnKure contained elsewhere in this proxy statement/prospectus. You are urged to read the sections entitled “Cautionary Statement

Concerning Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors” beginning on pages 98, 340 and 35, respectively, of this proxy statement/prospectus, for additional information regarding the risks inherent in forward-looking information such as the OnKure Forecasts.

OnKure Forecasts

	Fiscal Year Ending December 31,
(in millions)	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Net Sales(1)	—	—	—	—	—	—	—	$11	$220	$519
Adjusted Net Sales(2)	—	—	—	—	—	—	—	$3	$47	$115
Adjusted Net Revenue(3)	—	—	—	—	—	—	—	$3	$48	$118
Adjusted Gross Profit(4)	—	—	—	—	—	—	—	$3	$45	$113
Adjusted Operating (Loss) Income(5)	$(35)	$(42)	$(36)	$(62)	$(73)	$(75)	$(69)	$(61)	$(15)	$58
Unlevered Free Cash Flow(6)	$(35)	$(42)	$(36)	$(62)	$(73)	$(75)	$(69)	$(62)	$(20)	$48

	Fiscal Year Ending December 31,
	2034	2035	2036	2037	2038	2039	2040	2041	2042
Net Sales(1)	$918	$1,388	$1,863	$2,143	$2,382	$2,631	$2,890	$2,960	$3,031
Adjusted Net Sales(2)	$193	$279	$355	$396	$425	$455	$486	$497	$509
Adjusted Net Revenue(3)	$202	$296	$382	$426	$457	$489	$522	$535	$548
Adjusted Gross Profit(4)	$192	$282	$364	$406	$435	$466	$498	$510	$522
Adjusted Operating Income(5)	$128	$199	$258	$288	$310	$332	$354	$363	$372
Unlevered Free Cash Flow(6)	$113	$181	$233	$212	$229	$246	$263	$271	$278

(1)	Reflects total projected OKI-219 Net Sales in the United States.
(2)

Reflects total projected OKI-219 Net Sales, as adjusted for management’s assessment of the probability of success (“POS”) in each of the key therapeutic settings, as further detailed in the table below and subject to the additional assumptions set forth therein. Assumes, in each case, a monthly gross price of $28,200 in the year of launch, a gross price growth of 2% year-over-year and a gross-to-net discount of 10%.

(in millions)	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Adjuvant Setting(a)	—	—	—	—	—	—	—	—	—	—
First-Line OKI-219 + ET & CDK4/6 Inhibitor(b)	—	—	—	—	—	—	—	—	$35	$67
Second-Line ESR1 Mutant OKI-219 + SERD(c)	—	—	—	—	—	—	—	—	—	$21
Second-Line PI3Kα Inhibitor Experienced OKI-219 + SERD(d)	—	—	—	—	—	—	—	$3	$12	$27
Total(e)	—	—	—	—	—	—	—	$3	$47	$115

(in millions)	2034	2035	2036	2037	2038	2039	2040	2041	2042
Adjuvant Setting(a)	$10	$29	$55	$75	$96	$118	$141	$144	$148
First-Line OKI-219 + ET & CDK4/6 Inhibitor(b)	$96	$122	$144	$147	$151	$154	$158	$162	$166
Second-Line ESR1 Mutant OKI-219 + SERD(c)	$39	$55	$69	$88	$90	$92	$94	$97	$99
Second-Line PI3Kα Inhibitor Experienced OKI-219 + SERD(d)	$48	$74	$88	$86	$88	$90	$92	$95	$97
Total(e)	$193	$279	$355	$396	$425	$455	$486	$497	$509

(a)

Assumes a cumulative POS-adjustment of 10%, approximately six months of treatment, initial launch in 2034 with approximately seven years until peak penetration and approximately 7,500 patients treated at peak penetration.

(b)

First-line treatment with an aromatase inhibitor plus a CDK 4/6 inhibitor, or the SERD fulvestrant with or without a CDK 4/6 inhibitor. Assumes a cumulative POS-adjustment of 20%, approximately 27.5 months of treatment, initial launch in 2032 with approximately five years until peak penetration and approximately 900 patients treated at peak penetration.
(c)

Second-line treatment for patients with ESR1 mutations plus the SERD fulvestrant. Assumes a cumulative POS-adjustment of 25%, approximately 15 months of treatment, initial launch in 2033 with approximately five years until peak penetration and approximately 800 patients treated at peak penetration.

(d)

Second-line treatment for patients with PI3Kα mutations plus the SERD fulvestrant and a PI3Kα- targeting agent. Assumes a cumulative POS-adjustment of 25%, approximately 15 months of treatment, initial launch in 2031 with approximately five years until peak penetration and approximately 700 patients treated at peak penetration.

(e)	Totals may not foot due to rounding.

(3)

Reflects Adjusted Net Sales plus projected POS-adjusted royalties related to OKI-219 sales outside of the United States at an assumed 15% royalty rate. OKI-219 sales outside of the United States are assumed to be 50% of Net Sales delayed one year from commercial launch in the United States.

(4)	Reflects Adjusted Net Revenue less projected OKI-219 costs of goods sold. Assumes cost of goods sold is 5% of Net Sales in the United States.
(5)

Reflects Adjusted Gross Profit less projected total operating expenses. Projected total operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. Research and development expenses are assumed to be $43 million in 2024 through 2026, $350 million in 2027 through 2033 and $10 million per year after 2033, with such expenses fully burdened through 2026 and POS-adjusted in 2027 and beyond. Sales and marketing expenses are POS-adjusted and are assumed to range from $14 million to $106 million in 2030 through 2034 and 12% of Adjusted Net Revenue in 2035 and beyond. General and administrative expenses are assumed to range from $21 million to $25 million in 2024 through 2026, $45 million to $197 million in 2027 through 2034 and 15% of Adjusted Net Revenue in 2035 and beyond, with such expenses fully burdened through 2026 and POS-adjusted in 2027 and beyond.

(6)

Assumes a blended corporate tax rate of 25% and utilization of net operating losses. Unlevered Free Cash Flow is defined as operating income, less taxes, less change in net working capital (assumed to be 10% of the change in Adjusted Net Revenue from the prior year).

In light of the foregoing factors and the uncertainties inherent in the OnKure Forecasts, Reneo Stockholders and OnKure Stockholders are cautioned not to place undue reliance on the OnKure Forecasts.

Interests of Reneo Directors and Executive Officers in the Mergers

In considering the recommendation of the Reneo Board with respect to approving the Mergers, Reneo Stockholders should be aware that members of the Reneo Board and executive officers of Reneo have interests in the Mergers that may be different from, or in addition to, the interests of Reneo Stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Reneo Board and the OnKure Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Mergers, and in the Reneo Board reaching its decision to recommend that Reneo Stockholders approve the proposals to be presented to Reneo Stockholders for consideration at the Reneo Special Meeting as contemplated by this proxy statement/prospectus.

Except where specifically noted, the information in this section does not give effect to the Reverse Stock Split described elsewhere in this proxy statement/prospectus.

For purposes of this disclosure, the applicable directors and executive officers of Reneo are:

Name	Title
Roshawn A. Blunt	Director
Eric. M. Dube, Ph.D.	Director
Paul W. Hoelscher	Director
Edward T. Mathers	Director
Bali Muralidhar, M.D., Ph.D.	Director
Niall O’Donnell, Ph.D.	Director
Stacey D. Seltzer	Director
Gregory J. Flesher	President and Chief Executive Officer; Director
Michael Grey	Executive Chairman of the Board
Michael P. Cruse	Chief Operating Officer
Alejandro Dorenbaum, M.D.	Chief Medical Officer
Ashley F. Hall, J.D.	Chief Development Officer

Ownership Interests

As of May 31, 2024, Reneo’s directors and executive officers beneficially owned, in the aggregate, 8.6% of the shares of Reneo Common Stock, excluding any Reneo Common Stock issuable upon (i) exercise of Reneo Options held by such individuals or (ii) settlement of Reneo RSUs held by such individuals. Certain directors and executive officers—including Gregory J. Flesher, Michael Grey, Michael P. Cruse, Alejandro Dorenbaum and Ashley F. Hall—entered into Reneo Support Agreements in connection with the Mergers whereby such individuals have agreed to take certain actions to support the Proposed Transactions, including not transferring their shares during the term of such agreement, voting in favor of the Merger Agreement and the Proposed Transactions and voting against any alternative acquisition proposals.

The following table sets forth information regarding the beneficial ownership interests of Reneo’s directors and executive officers, as of May 31, 2024, including any Reneo Options and Reneo RSUs held by such individuals. The number of shares of Reneo Common Stock, including those underlying each Reneo Option and Reneo RSU, will be equitably adjusted to reflect the Reverse Stock Split, but the following table does not reflect such equitable adjustments.

Name	Number of Shares of Reneo Common Stock	Number of Shares of Reneo Common Stock Subject to Reneo Options	Number of Shares of Reneo Common Stock Subject to Reneo RSUs	Total Number of Shares of Reneo Common Stock
Executive Officers
Gregory J. Flesher	23,200	1,552,647	100,000	1,675,847
Michael Grey	628,846	249,372	—	878,218
Michael P. Cruse	32,455	454,477	25,000	511,932
Alejandro Dorenbaum, M.D.	—	381,715	30,000	411,715
Ashley F. Hall, J.D.	13,600	289,375	30,000	332,975
Non-Employee Directors
Roshawn A. Blunt	—	49,815	—	49,815
Eric M. Dube, Ph.D.	—	79,694	—	79,694
Paul W. Hoelscher	—	58,876	—	58,876
Edward T. Mathers	—	49,000	—	49,000
Bali Muralidhar, M.D., Ph.D	—	49,000	—	49,000
Niall O’Donnell, Ph.D	2,188,713	165,971	—	2,354,684
Stacey D. Seltzer	—	49,000	—	49,000
Total	2,886,814	3,428,942	185,000	6,500,756

For additional details regarding the ownership interests of the principal Reneo Stockholders, including Reneo’s directors and executive officers, see the section of this proxy statement/prospectus entitled, “Principal Stockholders of Reneo.”

Effect of the Mergers on Reneo Common Stock, Reneo Options and Reneo RSUs

Reneo Stockholders, including directors and executive officers of Reneo, that beneficially own shares of Reneo Common Stock immediately prior to the First Effective Time will continue to own their existing shares of Reneo Common Stock following the First Effective Time, except that as of the First Effective Time, such shares will be reclassified to shares of NewCo Class A Common Stock.

In addition, subject to the Reverse Stock Split, each Reneo Option and Reneo RSU that is outstanding as of immediately prior to the First Effective Time will continue to remain outstanding following the First Effective Time and generally will be subject to the same terms and conditions as were applicable to such Reneo Options and Reneo RSUs as of immediately prior to the First Effective Time, except that as of the First Effective Time, such Reneo Options and Reneo RSUs will cover shares of NewCo Class A Common Stock instead of Reneo Common Stock. However, certain Reneo Options and Reneo RSUs held by directors and executive officers of Reneo will receive accelerated vesting or extended periods of exercisability, as further described in the sections of this proxy statement/prospectus entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers—Accelerated Vesting of Reneo Options and Reneo RSUs in Connection with the Mergers” and “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers—Extension of Post-Termination Exercise Period of Reneo Options,” respectively.

For additional details regarding the ownership interests of Reneo’s directors and executive officers, see the sections of this proxy statement/prospectus entitled “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers—Ownership Interests” and “Principal Stockholders of Reneo.”

Accelerated Vesting of Reneo Options and Reneo RSUs in Connection with the Mergers

As of May 31, 2024, Reneo’s directors and executive officers held, in the aggregate, unvested Reneo Options covering 1,041,768 shares of Reneo Common Stock and unvested Reneo RSUs covering 185,000 shares of Reneo Common Stock. The Reneo Board determined that, to the extent not previously vested, all Reneo Options and Reneo RSUs held by Reneo’s directors and executive officers will vest at the First Effective Time.

The following table sets forth information regarding the value of unvested Reneo Options and Reneo RSUs held by Reneo’s directors and executive officers as of May 31, 2024, assuming that the First Effective Time occurs on May 31, 2024, and that the fair market value of a share of Reneo Common Stock is equal to $1.64, which is the average closing price of a share of Reneo Common Stock on Nasdaq over the first five trading days following the first public announcement of the Mergers on May 13, 2024. The per-share exercise price applicable to each unvested Reneo Option held by Reneo’s directors and executive officers is higher than the fair market value thereof, assuming a per-share fair market value of $1.64, which means that the value attributable to the vesting of such Reneo Options based on these assumptions is $0. The number of shares of Reneo Common Stock underlying each Reneo Option and Reneo RSU, and the per-share exercise price applicable to each Reneo Option, will be equitably adjusted in accordance with the terms of the applicable Reneo Equity Plan to reflect the Reverse Stock Split, but the following table does not reflect such equitable adjustments.

The estimated aggregate value of unvested equity awards held by directors and executive officers that will vest at the First Effective Time, based on the assumptions outlined above, is $303,400.

Name	Number of Shares of Reneo Common Stock Underlying Unvested Reneo Options that Will Vest at the First Effective Time(1)		Value of Reneo Options that Will Vest at the First Effective Time($)(2)	Number of Shares of Reneo Common Stock Underlying Unvested Reneo RSUs that Will Vest at the First Effective Time(3)	Value of Reneo RSUs that Will Vest at the First Effective Time($)(4)
Executive Officers
Gregory J. Flesher(5)	416,998	(6)	—	100,000	164,000
Michael Grey(5)(9)	32,166	(7)	—	—	—
Michael P. Cruse	160,551	(8)	—	25,000	41,000
Alejandro Dorenbaum, M.D.	140,188	(7)	—	30,000	49,200
Ashley F. Hall, J.D.	149,688		—	30,000	49,200
Non-Employee Directors(9)
Roshawn A. Blunt	29,399		—	—	—
Eric M. Dube, Ph.D.	17,500		—	—	—
Paul W. Hoelscher	25,278		—	—	—
Edward T. Mathers	17,500		—	—	—
Bali Muralidhar, M.D., Ph.D	17,500		—	—	—
Niall O’Donnell, Ph.D	17,500		—	—	—
Stacey D. Seltzer	17,500		—	—	—
Total	1,041,768		—	185,000	303,400

(1)	This column describes the number of unvested Reneo Options that will vest at the First Effective Time.
(2)

This column reflects the value of the unvested Reneo Options that will vest at the First Effective Time, based on the fair market value of a share of Reneo Common Stock equal to $1.64, which is the average closing price of a share of Reneo Common Stock on Nasdaq over the first five trading days following the first public announcement of the Mergers on May 13, 2024. The per-share exercise price applicable to each unvested Reneo Option described herein is higher than the assumed value of $1.64 per share. Thus, based on the assumptions described herein, the value attributable to the vesting of such Reneo Options is $0.

(3)

This column describes the number of unvested Reneo RSUs that will vest at the First Effective Time. All such Reneo RSUs are performance-vesting awards, which will vest as if performance was achieved at 100% of the target applicable to such award.

(4)

This column reflects the value of the unvested Reneo RSUs that will vest at the First Effective Time, based on the fair market value of a share of Reneo Common Stock equal to $1.64, which is the average closing price of a share of Reneo Common Stock on Nasdaq over the first five trading days following the first public announcement of the Mergers on May 13, 2024.

(5)	Each of Mr. Flesher and Mr. Grey also serves as a director of Reneo.
(6)	Includes unvested Reneo Options covering an aggregate 131,581 shares of Reneo Common Stock that are early exercisable in accordance with their terms.
(7)	Includes unvested Reneo Options covering an aggregate 14,666 shares of Reneo Common Stock that are early exercisable in accordance with their terms.
(8)	Includes unvested Reneo Options covering an aggregate 33,466 shares of Reneo Common Stock that are early exercisable in accordance with their terms.
(9)	Includes certain Reneo Options granted on June 6, 2023 that vested on June 6, 2024.

Extension of Post-Termination Exercise Period of Reneo Options

In connection with the First Merger, the Reneo Board approved an amendment to all Reneo Options held by certain Reneo optionholders, including each of Gregory J. Flesher, Michael P. Cruse, Alejandro Dorenbaum and Ashley F. Hall that were outstanding as of May 10, 2024, to provide that the applicable exercise window following termination of service with Reneo (or its affiliates) other than for Cause (as defined in the applicable Reneo Equity Plan) will be the longer of (a) a period of three months following termination of service; or (b) a period commencing on the date of termination of service and ending on the six-month anniversary of the First Effective Time; provided, however, that in the event that the Merger Agreement is terminated pursuant to its terms, the applicable exercise window will be the longer of: (i) a period of three months following termination of service; or (ii) a period of three months following termination of the Merger Agreement; provided, further, that in no event will the exercise window of any Reneo Option be extended beyond the term applicable to such Reneo Option.

Management Following the Proposed Transactions

As described in the section entitled “Management Following the Proposed Transactions” beginning on page 262 of this proxy statement/prospectus, certain of Reneo’s directors are expected to become the directors of NewCo upon the Closing.

Consulting Agreements

The Reneo Board approved consulting agreements (“Reneo Consulting Agreements”) with each of Gregory J. Flesher, Michael P. Cruse, Alejandro Dorenbaum and Ashley F. Hall, pursuant to which each such executive officer agreed to provide consulting services to Reneo to assist with transition and post-transaction integration efforts for approximately five hours per month for a period of six months following the First Effective Time in exchange for a one-time cash payment in the gross amount of $20,000 for Mr. Flesher and $15,000 for the other applicable executive officers, payable within ten days following the six-month anniversary of the First Effective Time (unless the applicable Reneo Consulting Agreement is terminated for “cause” (as defined therein) prior to such time in accordance with its terms). The Reneo Consulting Agreements are effective on, and contingent upon the occurrence of, the First Effective Time.

For purposes of the Reneo Consulting Agreements, “cause” generally has the meaning in any written agreement between a consultant and Reneo. In the absence of any such agreement, “cause” shall have the meaning set forth in Reneo’s 2014 Equity Incentive Plan. Under Reneo’s 2014 Equity Incentive Plan, “cause” means the occurrence of any of the following events: (i) such consultant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such consultant’s attempted commission of, or participation in, a fraud or act of dishonesty against Reneo; (iii) such consultant’s intentional, material violation of any contract or agreement between the consultant and Reneo or of any statutory duty owed to Reneo; (iv) such consultant’s unauthorized use or disclosure of Reneo’s confidential information or trade secrets; or (v) such consultant’s gross misconduct. The determination whether a termination is for cause shall be made by Reneo in it its sole and exclusive judgment and discretion.

Severance under the Reneo Severance Benefit Plan

Each of Gregory J. Flesher, Michael P. Cruse, Alejandro Dorenbaum and Ashley F. Hall participate in the Reneo Severance Benefit Plan (the “Reneo Severance Plan”). The Reneo Severance Plan provides enhanced benefits upon certain Reneo Qualifying Terminations (as defined below) in connection with a Change in Control (as defined in the Reneo Severance Plan). The First Merger will constitute a Change in Control for purposes of the Reneo Severance Plan.

In the event of a termination of the applicable executive officer by Reneo without “cause” (as defined in the Reneo Severance Plan) or a resignation by such executive officer for “good reason” (as defined in the Reneo Severance Plan), in each case, other than as a result of death or disability, within the period commencing three months prior to a Change in Control and ending 12 months following such Change in Control (a “Reneo

Qualifying Termination”), such executive officer will be entitled to the following severance benefits, subject to compliance with the terms of the Reneo Severance Plan:

•	continuing payments of cash severance in an amount equal to a specified number of months of base salary (18 months for Mr. Flesher; 12 months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall);

•

a lump sum cash severance payment in an amount equal to a specified percentage of the target annual bonus for the year in which the Reneo Qualifying Termination occurs (150% for Mr. Flesher; 100% for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall);

•

provided that the applicable executive officer timely elects continuation coverage under Reneo’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), payment by Reneo on such executive officer’s behalf of the full amount of premiums incurred in connection with continued coverage under Reneo’s group health plans (including coverage of eligible dependents) until the earliest to occur of: (i) the date that is a specified number of months following the date of the Reneo Qualifying Termination (18 months for Mr. Flesher; and 12 months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall); (ii) the expiration of the executive officer’s eligibility for continuation coverage under COBRA; or (iii) the date the executive officer becomes eligible for substantially equivalent coverage in connection with new employment; and

•	accelerated vesting in full of all outstanding time-based equity awards, and vesting of performance-based equity awards as if such performance objectives were met at 100% of target.

In the event the termination of the applicable executive officer by Reneo without cause or a resignation by such executive officer for good reason occurs other than during the period commencing three months prior to a Change in Control and ending 12 months following such Change in Control, such executive officer will be entitled to reduced levels of severance benefits, subject to compliance with the terms of the Reneo Severance Plan as follows:

•

continued payments of cash severance in an amount equal to a specified number of months of base salary (12 months for Mr. Flesher; and nine months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall); and

•	the COBRA payments described above provided that the period described in clause (i) above will be 12 months for Mr. Flesher; and nine months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall.

Severance benefits under the Reneo Severance Plan are subject to execution of a general waiver and release as well as, for the same period as the duration of the cash severance benefit provided to such executive officer, compliance with the provisions of the Employee Confidential Information and Invention Assignment agreement entered into between such executive and Reneo for the same period as the duration of the cash severance benefit provided to such executive officer.

The following table sets forth information regarding the value of potential payments to the applicable executive officers under the Reneo Severance Plan, assuming that the First Effective Time occurs on May 31, 2024, and that each such executive officer experiences a Reneo Qualifying Termination on such date (and thus is entitled to the enhanced severance benefits described above). The estimated maximum aggregate value of severance benefits that may become payable to the applicable executive officers, based on the assumptions outlined above, is $3,326,450.

Name	Base Salary ($)(1)	Annual Bonus ($)(2)	Health Benefits Continuation ($)(3)	Total Value of Potential Severance Benefits ($)(4)
Gregory J. Flesher	862,500	431,250	55,800	1,349,550
Michael P. Cruse	430,000	172,000	24,000	626,000
Alejandro Dorenbaum, M.D.	469,500	187,800	26,400	683,700
Ashley F. Hall, J.D.	450,000	180,000	37,200	667,200

Total	2,212,000	971,050	143,400	3,326,450

(1)

This column reflects the value of severance payments payable over a specified number of months of base salary for the applicable executive officer (18 months for Mr. Flesher; and 12 months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall), based on the annual base salary of each such executive officer as of May 31, 2024, and assuming that the First Effective Time occurs on May 31, 2024, and that each such executive officer experiences a Reneo Qualifying Termination on such date.

(2)

This column reflects the value of severance payments payable in a lump sum in cash, calculated as a specified percentage of the target annual bonus for the year in which a Reneo Qualifying Termination of the applicable executive officer occurs (150% for Mr. Flesher; 100% for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall), based on the annual base salary and bonus targets of each such executive officer as of May 31, 2024, and assuming that the First Effective Time occurs on May 31, 2024, and that each such executive officer experiences a Reneo Qualifying Termination on such date.

(3)

This column reflects the maximum value of the aggregate monthly premiums for continuation coverage by each executive officer (including his or her eligible dependents) in Reneo’s group health plans pursuant to COBRA (or the cost of continued coverage under any self-funded plan) until the earliest to occur of: (i) the date that is a specified number of months following the date of the Reneo Qualifying Termination of the applicable executive officer (18 months for Mr. Flesher; 12 months for each of Mr. Cruse, Dr. Dorenbaum, and Ms. Hall); (ii) the expiration of such executive officer’s eligibility for continuation coverage under COBRA; or (iii) the date that such executive officer becomes eligible for substantially equivalent coverage in connection with new employment. In accordance with the terms of the Reneo Severance Plan, in the event that Reneo determines that it cannot provide COBRA premium benefits to the executive officers without incurring costs or penalties under applicable law, in lieu of paying COBRA premiums directly to the applicable insurance carrier, Reneo will instead pay the executive officer a fully taxable cash payment each month equal to the COBRA premium for such month.

(4)	This column reflects the aggregate dollar value of the sum of all amounts reported in the preceding columns.

For purposes of the Reneo Severance Plan, “cause” generally means with respect to a particular executive officer, the meaning ascribed to such term in any written agreement between such executive officer and Reneo defining such term, and, in the absence of such agreement, means with respect to such executive officer, the occurrence of any of the following events: (i) such executive officer’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof, or the equivalent in any other jurisdiction; (ii) such employee’s attempted commission of, or participation in, a fraud or act of dishonesty against the Reneo or any affiliate thereof; (iii) such executive officer’s intentional, material violation of any contract or agreement between such executive officer and Reneo or any affiliate thereof or of any statutory duty owed to Reneo or any affiliate thereof; (iv) such executive officer’s unauthorized use or disclosure of Reneo’s or any of its affiliates’ confidential information or trade secrets; or (v) such executive officer’s gross misconduct. The determination whether a termination is for cause shall be made by the Reneo Severance Plan administrator in its sole and exclusive judgment and discretion.

For purposes of the Reneo Severance Plan, “good reason” generally means, with respect to a particular executive officer, the occurrence of any of the following events, conditions or actions taken by Reneo without cause and without such executive officer’s consent: (i) a material reduction of annual base salary, which is a reduction of at least 10% of such base salary (unless pursuant to a salary reduction program applicable generally to Reneo’s similarly situated employees); (ii) a material reduction in authority, duties or responsibilities; (iii) a material reduction in the authority, duties, or responsibilities of the supervisor to whom such executive officer is required to report; (iv) a relocation of such executive officer’s principal place of employment with Reneo (or a successor to Reneo, if applicable) to a place that increases such executive officer’s one-way commute by more than fifty (50) miles as compared to such executive officer’s then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); provided that any required return to office from remote work will not be considered a relocation of such executive officer’s principal place of employment with Reneo; provided, however, that in each case above, in order for a resignation to be deemed to have been for good reason, (A) the executive officer must first give Reneo written notice of the action or omission giving rise to “good reason” within 30 days after the first occurrence thereof, (B) Reneo must fail to reasonably cure such action or omission within 30 days after receipt of such notice, and (C) the executive officer’s resignation must be effective not later than 30 days after the expiration of the period described in clause (B).

Special Performance Bonus

Pursuant to his employment agreement with Reneo, Gregory J. Flesher has the opportunity to earn a special performance bonus in the amount of $7.5 million in the event that during Mr. Flesher’s continued service to Reneo, either (i) Reneo’s market value exceeds $750 million utilizing the volume-weighted average of the Nasdaq closing sale price of Reneo Common Stock for each of the 30 trading days immediately prior to the measurement date, or (ii) the fair market value of the net proceeds available for distribution to Reneo Stockholders in connection with a Change in Control (as defined in the Reneo Severance Plan) exceeds $750 million, as determined in good faith by the Reneo Board.

Although the First Merger will constitute a Change in Control for purposes of Mr. Flesher’s bonus opportunity, the required net proceeds threshold will not be met in connection with the First Merger and thus, the bonus will not be payable to Mr. Flesher in connection with the First Merger. However, the opportunity for Mr. Flesher to earn this special performance bonus will continue for so long as Mr. Flesher continues to provide services to Reneo pursuant to his current employment agreement.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to Reneo’s directors and executive officers under the Merger Agreement, see the section entitled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 181 of this proxy statement/prospectus.

Limitations of Liability and Indemnification

The Reneo Certificate of Incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Reneo’s directors will not be personally liable to Reneo or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to Reneo or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions in the Reneo Certificate of Incorporation will not affect the rights or protections or increase the liability of any Reneo directors under such provisions of the Reneo Certificate of Incorporation in respect of any act or omission to act that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Reneo’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Reneo adopted the Reneo Bylaws which provide that Reneo will indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law. The Reneo Bylaws also provide that Reneo can indemnify its employees or other agents as set forth in the DGLC or any other applicable law. Further, the Reneo Bylaws provide that Reneo will advance, to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of Reneo, or is or was serving at the request of Reneo as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding and promptly following request therefor, all expenses incurred by such person in connection with such proceeding

Reneo has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, require Reneo to indemnify these individuals for certain expenses (including reasonable attorneys’ fees), judgments, penalties, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including indemnification for certain expenses related to any action by or in Reneo’s right, to the maximum extent allowed under the DGCL.

Interests of OnKure Directors and Executive Officers in the Mergers

In considering the recommendation of the OnKure Board with respect to approving the Mergers, OnKure Stockholders should be aware that certain members of the OnKure Board and certain executive officers of OnKure have interests in the Mergers that are different from, or in addition to, the interests of OnKure Stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The OnKure Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Mergers, and to recommend that OnKure Stockholders approve the Mergers as contemplated by this proxy statement/prospectus.

Ownership Interests

As of May 31, 2024, OnKure’s current non-employee directors and executive officers, together with their affiliated entities, beneficially owned, in the aggregate approximately 17.4% of the outstanding shares of OnKure Capital Stock, excluding any shares issuable upon exercise of OnKure Options or settlement of OnKure RSUs held by such individuals and entities. Each of OnKure’s directors and certain of its officers and affiliated stockholders have also entered into the OnKure Support Agreements in connection with the Mergers, pursuant to which such parties have agreed to vote in favor of the Merger Agreement. For a more detailed discussion of the OnKure Support Agreements, please see the section entitled “Agreements Related to the Mergers—Support Agreements” beginning on page 186 of this proxy statement/prospectus.

An affiliate of an OnKure director and certain current and former executive officers also currently hold shares of OnKure Capital Stock. The table below sets forth the ownership of OnKure Capital Stock by affiliates of OnKure’s directors and its current and former executive officers as of May 31, 2024.

Stockholder	Number of Shares Beneficially Owned
Acorn Bioventures, L.P. (1)	8,567,245
Anthony D. Piscopio, Ph.D. (2)	1,848,409
Jim Winkler (3).	117,488
R. Michael Carruthers (4)	37,056

(1)

Consists of 8,567,245 shares of OnKure Series C Preferred Stock held by Acorn Bioventures, L.P. Acorn Capital Advisors GP, LLC is the sole general partner of Acorn Bioventures, L.P. Isaac Manke, Ph.D., a director of OnKure, is a partner at Acorn Capital Advisors GP, LLC and may be deemed to have voting and investment power over the securities held by Acorn Bioventures, L.P. Dr. Manke disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein. The business address for these entities and Dr. Manke is 420 Lexington Avenue, Suite 2626, New York, NY 10170.

(2)

Consists of (i) 1,398,409 shares of OnKure Class A Common Stock held by Anthony D. Piscopio and (ii) 450,000 shares of OnKure Class A Common Stock held by Anthony D. Piscopio Revocable Living Trust dated December 27, 2021 for which Dr. Piscopio serves as trustee.

(3)	Consists of 117,488 shares of OnKure Class A Common Stock held by Dr. Winkler.
(4)	Consists of 37,056 shares of OnKure Class A Common Stock held by Mr. Carruthers.

Concurrent PIPE Investments

On May 10, 2024, Reneo entered into the Subscription Agreement with the PIPE Investors, consisting of certain existing OnKure Stockholders and new investors. Pursuant to the Subscription Agreement, and subject to the terms and conditions of such agreement, Reneo agreed to sell, and the PIPE Investors agreed to purchase, shares of NewCo Class A Common Stock for an aggregate purchase price of approximately $65.0 million, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors. The PIPE Investors include a group of institutional investors, including Acorn Bioventures, L.P., which will invest approximately $4.5 million in the Concurrent PIPE Investments. Isaac Manke, Ph.D., who serves as a partner at Acorn Capital Advisors GP, LLC, serves as a director of OnKure.

Effect of the Mergers on OnKure RSUs

Under the terms of the Merger Agreement, at the First Effective Time, each OnKure RSU that is outstanding immediately prior to the First Effective Time will be assumed by NewCo and will be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time. Each Converted NewCo RSU will remain subject to the same terms and conditions (including, without limitation, vesting and repurchase provisions) that are applicable to such OnKure RSU as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure RSUs by NewCo).

Each award of OnKure RSUs is subject to vesting based on the achievement of both a service-based requirement (which is satisfied quarterly following the applicable vesting commencement date) and a liquidity event plus service requirement. The liquidity event plus service requirement will be satisfied on the 181st day following the completion of a Go Public Transaction (as defined in OnKure’s 2023 RSU Equity Incentive Plan and which includes the Mergers), subject to the award recipient remaining a service provider through such date.

The table below sets forth information regarding the OnKure RSUs held by each of OnKure’s executive officers and non-employee directors as of May 6, 2024. At the First Effective Time, the number of shares of OnKure Preferred Stock underlying such OnKure RSUs will be adjusted appropriately to reflect the Preferred Stock Exchange Ratio. The table below does not reflect such adjustments. For additional information regarding the terms of OnKure RSUs held by OnKure executive officers and directors, see the sections entitled “OnKure Executive Compensation” beginning on page 269 of this proxy statement/prospectus and “OnKure Director Compensation” beginning on page 284 of this proxy statement/prospectus.

Name	Number of Shares of OnKure Preferred Stock Subject to OnKure RSUs	Market Value of OnKure RSUs ($)
Executive Officers
Samuel Agresta, M.D. (1)	—	—
Jason Leverone, C.P.A. (2)	112,794	311,684
Anthony D. Piscopio, Ph.D. (2)(3)	436,511	1,206,211
Nicholas Saccomano, Ph.D. (2)	31,469	86,958
Jim Winkler, Ph.D. (2)	85,853	237,238
Non-Employee Directors
R. Michael Carruthers (2)	28,075	77,580
Isaac Manke, Ph.D. (1)	—	—
Andrew Phillips, Ph.D. (1)	—	—

(1)	Messrs. Agresta, Manke and Phillips do not hold any OnKure RSUs.
(2)

This amount reflects the fair market value of OnKure Series C Preferred Stock equal to $2.7633 per share on the date of grant, October 19, 2023 (based on the determination of the fair market value by the OnKure Board as of the most proximate date) multiplied by the amount shown in the column for the number of OnKure RSUs.

(3)

Dr. Piscopio is OnKure’s former President, Chief Executive Officer and Head of Research and Development. These OnKure RSUs are fully vested pursuant to the separation agreement and release entered into between OnKure and Dr. Piscopio on May 24, 2024, as discussed further below.

Effect of the Mergers on OnKure Options

Under the terms of the Merger Agreement, at the First Effective Time, each OnKure Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested and whether or not such OnKure Option is an In-The-Money Company Option (as defined in the Merger Agreement), will be assumed and converted into a Converted NewCo Option covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of (w) the number of shares of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time times (x) the Common Stock Exchange Ratio, and with a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient of (y) the per-share exercise price of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time divided by (z) the Common Stock Exchange Ratio. Each Converted NewCo Option will remain subject to the same terms and conditions (including, without limitation, vesting, repurchase and forfeiture provisions and any restrictions on exercisability) that are applicable to such OnKure Option as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure Options by NewCo).

On January 11, 2022, OnKure granted Nicholas Saccomano, Ph.D., an OnKure Option covering 100,000 shares which will accelerate vesting in full immediately prior to the occurrence of a Corporate Transaction (as defined in OnKure’s 2021 Stock Incentive Plan and which the Mergers will constitute).

The table below sets forth information regarding the OnKure Options held by OnKure’s executive officers and non-employee directors as of May 6, 2024. At the First Effective Time, the number of shares of OnKure Class A Common Stock underlying such OnKure Options will be adjusted appropriately to reflect the Common Stock Exchange Ratio. The table below does not reflect such adjustments. For additional information regarding the terms of OnKure Options held by OnKure executive officers and directors, see the sections entitled “OnKure Executive Compensation” beginning on page 269 of this proxy statement/prospectus and “OnKure Director Compensation” beginning on page 284 of this proxy statement/prospectus.

Name	Number of Vested Shares of OnKure Common Stock Subject to OnKure Options Held	Exercise Price of Vested OnKure Options ($)	Number of Unvested Shares of OnKure Common Stock Subject to OnKure Options Held	Exercise Price of Unvested OnKure Options ($)
Executive Officers
Samuel Agresta, M.D.	—	—	787,795	0.33
Jason Leverone, C.P.A.	61,097	0.33	164,492	0.33
	142,916	0.50	102,084	0.50
Nicholas Saccomano, Ph.D. (1)	17,045	0.33	44,583	0.33
	716,178	0.33	—	—
	286,469	0.33	71,620	0.33
	75,000	0.50	25,000	0.50
Jim Winkler, Ph.D.	46,503	0.33	125,203	0.33
	220,000	0.50	—	—
	15,277	0.58	—	—

Name	Number of Vested Shares of OnKure Common Stock Subject to OnKure Options Held	Exercise Price of Vested OnKure Options ($)	Number of Unvested Shares of OnKure Common Stock Subject to OnKure Options Held	Exercise Price of Unvested OnKure Options ($)
Anthony D. Piscopio, Ph.D. (2)	277,778	0.50	—	—
	236,443	0.33	636,579	0.33
Non-Employee Directors
R. Michael Carruthers	15,207	0.33	40,943	0.33
	68,384	0.50	6,216	0.50
Isaac Manke, Ph.D.	—	—	—	—
Andrew Phillips, Ph.D.	—	—	—	—

(1)	The 71,620 unvested options fully vested on May 8, 2024.
(2)

Dr. Piscopio is OnKure’s former President, Chief Executive Officer and Head of Research and Development. The 636,579 unvested options are now fully vested pursuant to the separation agreement and release entered into between OnKure and Dr. Piscopio on May 24, 2024, as discussed further below.

Management Following the Proposed Transactions

As described in the section entitled “Management Following the Proposed Transactions” beginning on page 262 of this proxy statement/prospectus, OnKure’s directors and executive officers are expected to become the directors and executive officers of NewCo upon the Closing.

Compensation Committee Interlocks and Insider Participation

In connection with the Closing, NewCo Board is expected to select members of the NewCo compensation committee. Each member of the NewCo compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed NewCo executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the NewCo Board or the NewCo compensation committee following the completion of the Mergers.

Non-Employee Director Compensation and Outside Director Compensation Policy

As described in the section entitled “OnKure Director Compensation” beginning on page 284 of this proxy statement/prospectus, OnKure’s directors receive certain compensation in connection with their services as members of the OnKure Board, and it is expected that NewCo will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted in connection with the Closing and take effect as of the day immediately prior to the Closing.

Executive Employment and Separation Arrangements

This section describes certain employment arrangements between OnKure and executive officers of OnKure.

Nicholas Saccomano, Ph.D.

OnKure entered into an employment agreement with Dr. Saccomano, dated October 18, 2023, which was amended on April 1, 2024. Dr. Saccomano’s annual base salary is $500,000 and he has a target annual bonus opportunity of 40% of his annual base salary ($200,000). The employment agreement provides that Dr. Saccomano is eligible to participate in OnKure’s benefit plans and that his employment is at-will. Prior to April 1, 2024, Dr. Saccomano served as interim chief executive officer and, in such capacity, his annual base salary was $250,000 and he had a target annual bonus opportunity of 40% of his base salary ($100,000).

In connection with the Closing, it is expected that NewCo and OnKure will enter into a new employment agreement (a “New Employment Agreement”) with Dr. Saccomano. It is expected that the New Employment Agreement will provide for an increase in Dr. Saccomano’s base salary to $     and a target annual bonus opportunity equal to 55% of his base salary ($    ). Pursuant to his New Employment Agreement, Dr. Saccomano will be eligible to participate in benefit plans of NewCo and its subsidiaries (the “OnKure Group”), as applicable, and his employment will be at-will. The New Employment Agreement is expected to provide for certain change in control and severance benefits, as described below in the section entitled “Interests of OnKure Directors and Executive Officers in the Mergers—Executive Employment and Separation Agreements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus. It also is currently expected that, effective as of the Closing, NewCo will grant Dr. Saccomano an additional stock option covering NewCo Class A Common Stock, with the number of shares and the terms and conditions of such option grant to be determined by the NewCo Board (or its authorized committee).

Samuel Agresta, M.D.

OnKure entered into an employment agreement with Dr. Agresta, effective as of February 5, 2024. Dr. Agresta’s annual base salary is $450,000 and he has a target annual bonus opportunity of 35% of his annual base salary ($157,500). The employment agreement provides that Dr. Agresta is eligible to participate in OnKure’s benefit plans and that his employment is at-will.

In connection with the Closing, it is expected that NewCo and OnKure will enter into a New Employment Agreement with Dr. Agresta. It is expected that the New Employment Agreement will provide for an increase in Dr. Agresta’s base salary to $     and a target annual bonus opportunity equal to 40% of his base salary ($    ). Pursuant to his New Employment Agreement, Dr. Agresta will be eligible to participate in benefit plans of the OnKure Group, as applicable, and his employment will be at-will. The New Employment Agreement is expected to provide for certain change in control and severance benefits, as described below in the section entitled “Interests of OnKure Directors and Executive Officers in the Mergers—Executive Employment and Separation Agreements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus. It also is currently expected that, effective as of the Closing, NewCo will grant Dr. Agresta an additional stock option covering NewCo Class A Common Stock, with the number of shares and the terms and conditions of such option grant to be determined by the NewCo Board (or its authorized committee).

Jason Leverone, C.P.A.

OnKure has entered into an offer letter with Mr. Leverone, dated December 29, 2021. Mr. Leverone’s annual base salary is $364,000 and he has a target annual bonus opportunity of 30% of his annual base salary ($109,200). The offer letter provides that Mr. Leverone is eligible to participate in OnKure’s benefits programs and that his employment is at-will.

In connection with the Closing, it is expected that NewCo and OnKure will enter into a New Employment Agreement with Mr. Leverone. It is expected that the New Employment Agreement will provide for an increase in Mr. Leverone’s base salary to $     and a target annual bonus opportunity equal to 40% of his base salary ($    ). Pursuant to his New Employment Agreement, Mr. Leverone will be eligible to participate in benefit plans of the OnKure Group, as applicable, and his employment will be at-will. The New Employment Agreement is expected to provide for certain change in control and severance benefits, as described below in the section entitled “Interests of OnKure Directors and Executive Officers in the Mergers—Executive Employment and Separation Agreements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus. It also is currently expected that, effective as of the Closing, Mr. Leverone will be granted an additional stock option covering NewCo Class A Common Stock, with the number of shares and the terms and conditions of such option grant to be determined by the NewCo Board (or its authorized committee).

Dylan Hartley, Ph.D.

OnKure has entered into an offer letter with Dr. Hartley, dated June 27, 2024. Dr. Hartley’s annual base salary is $440,000 and he has a target annual bonus opportunity of 40% of his annual base salary ($176,000). Dr. Hartley also received a sign-on bonus of $56,500. The offer letter provides that Dr. Hartley is eligible to participate in OnKure’s benefits programs and that his employment is at-will.

In connection with the Closing, it is expected that NewCo and OnKure will enter into a New Employment Agreement with Dr. Hartley. It is expected that the New Employment Agreement will provide for an increase in Dr. Hartley’s base salary to $     and a target annual bonus opportunity equal to 40% of his base salary ($    ). Pursuant to his New Employment Agreement, Dr. Hartley will be eligible to participate in benefit plans of the OnKure Group, as applicable, and his employment will be at-will. The New Employment Agreement is expected to provide for certain change in control and severance benefits, as described below in the section entitled “Interests of OnKure Directors and Executive Officers in the Mergers—Executive Employment and Separation Agreements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus. It also is currently expected that, effective as of the Closing, Dr. Hartley will be granted an additional stock option covering NewCo Class A Common Stock, with the number of shares and the terms and conditions of such option grant to be determined by the NewCo Board (or its authorized committee).

Anthony Piscopio, Ph.D.

Dr. Piscopio terminated his employment with OnKure on May 24, 2024 and OnKure and Dr. Piscopio entered into a separation agreement and release on that date. The separation agreement and release provides for the following payments and benefits to Dr. Piscopio: (i) continuing payments of base salary for a period of 14 months following termination of employment, which payments will total approximately $546,657 in the aggregate; (ii) payment for or reimbursement for COBRA premiums for up to 14 months following termination of employment; (iii) (a) full accelerated vesting of Dr. Piscopio’s OnKure equity awards and, (b) unless the underlying shares to be delivered in settlement of Dr. Piscopio’s OnKure RSUs are both publicly traded and not subject to a lock-up requirement, settlement of applicable tax withholdings on the settlement of OnKure RSUs by net share withholding; and (iv) extension of the post-termination exercise period applicable to Dr. Piscopio’s OnKure Options through the earlier of 12 months following termination of service or the applicable option expiration date.

Jim Winkler, Ph.D.

OnKure has entered into an offer letter with Dr. Winkler, dated June 1, 2021. Dr. Winkler’s annual base salary is $352,800 and he has a target annual bonus opportunity of 30% of his annual base salary ($105,840). The offer letter provides that Dr. Winkler is eligible to participate in OnKure’s benefits programs and that his employment is at-will.

OnKure and Dr. Winkler entered into a transition agreement and release on July 15, 2024, pursuant to which Dr. Winkler is expected to terminate employment with OnKure on September 1, 2024 and to enter into a one-year consulting agreement, which term may be extended by the parties. Dr. Winkler will (i) remain eligible to receive equity awards during his consulting term, (ii) receive a monthly cash fee of $15,000 for the first four months of the consulting term and a monthly cash fee of $5,000 for the fifth through twelfth months of the consulting term, and (iii) during his first year of consulting, be eligible to receive up to an additional $120,000 for work or projects outside the scope of his consulting agreement.

Additionally, if a “change in control” (as defined in the transition agreement) occurs during the consulting period and Dr. Winkler timely executes and does not revoke a supplemental release in favor of OnKure and its affiliates following his separation as a consultant, Dr. Winkler will receive (i) full accelerated vesting of his OnKure equity awards; (ii) unless the underlying shares to be delivered in settlement of Dr. Winkler’s OnKure RSUs are both publicly traded and not subject to a lock-up requirement, settlement of applicable tax withholdings on the settlement of OnKure RSUs by net share withholding (the “withholding provisions”); and (iii) the extension of the post-termination exercise period of Dr. Winkler’s OnKure Options through six months following the closing of such change in control. The Mergers do not constitute a change in control for purposes of Dr. Winkler’s transition agreement.

If OnKure terminates Dr. Winkler’s consulting agreement before its term (or extended term) expires for any reason other than for “cause” (as defined in Dr. Winkler’s consulting agreement), then, if he timely executes and does not revoke a supplemental release in favor of OnKure and its affiliates, (x) Dr. Winkler’s then-outstanding equity awards will accelerate vesting as to the number of shares which would have otherwise vested through the next anniversary of the date on which his consulting term commenced, (y) the post-termination exercise period of Dr. Winkler’s OnKure Options will be extended through six months following his separation as a consultant, and (z) the withholding provisions will apply. For purposes of Dr. Winkler’s consulting agreement, “cause” means Dr. Winkler’s refusal to or inability to materially perform the services to be performed under the consulting agreement or Dr. Winkler’s breach of any material provision of the consulting agreement, which failure remains uncured for a period of five days following notice to Dr. Winkler.

New OnKure Employment Agreements Change in Control and Severance Entitlements

In connection with the Closing, it is expected that NewCo and OnKure will enter into New Employment Agreements with certain eligible employees of NewCo or OnKure, including Dr. Saccomano, Dr. Agresta, Mr. Leverone, Dr. Hartley and certain other key OnKure employees.

The New Employment Agreements to be entered into with Dr. Saccomano, Dr. Agresta, Mr. Leverone and Dr. Hartley are expected to provide that if, other than during the period beginning three months before a “change in control” (as defined in each New Employment Agreement) through the one-year anniversary of a change in control (the “CIC Period”), the applicable executive officer’s employment with the OnKure Group is terminated either (x) by the OnKure Group without “cause” (as defined in each New Employment Agreement, and excluding by reason of death or “disability” (as defined in each New Employment Agreement)) or (y) by the executive officer for “good reason” (as defined in each New Employment Agreement), then the executive officer will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in the OnKure Group’s favor:

•	A lump sum cash payment equal to 100% of the executive officer’s base salary as in effect immediately before such termination; and

•

OnKure Group payment of the premiums required for continued coverage pursuant to COBRA under the OnKure Group’s group health, dental and vision care plans for the executive officer and his eligible dependents for up to 12 months.

If, during the CIC Period, the applicable executive officer’s employment with the OnKure Group is terminated either (x) by the OnKure Group without cause (and excluding by reason of his death or disability) or (y) by the executive officer for good reason, the executive officer will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in the OnKure Group’s favor:

•

A lump sum cash payment equal to 100% (or 150% for Dr. Saccomano), of the executive officer’s base salary as in effect immediately before such termination, or if greater, the base salary in effect immediately before the change in control;

•

A lump sum cash payment equal to 100% (or 150% for Dr. Saccomano), of the executive officer’s target bonus opportunity as in effect immediately before such termination or if greater, the target bonus opportunity in effect immediately before the change in control;

•

OnKure Group payment of the premiums required for continued coverage pursuant to COBRA under the OnKure Group’s group health, dental and vision care plans for the executive officer and his eligible dependents for up to 12 months (or 18 months for Dr. Saccomano); and

•

100% accelerated vesting and exercisability of the outstanding and unvested NewCo equity awards (other than NewCo equity awards subject to performance-based vesting criteria) granted to the executive officer.

Each New Employment Agreement will provide that, if any of the amounts provided for under a New Employment Agreement or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the executive officer would receive (to the extent he is entitled to such receipt) either the full payment of benefits under the executive officer’s New Employment Agreement or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The New Employment Agreements will not provide for any tax gross-ups in connection with a change in control.

For the purpose of each New Employment Agreement, “cause” means any one or more of the following: (i) an executive’s gross negligence or willful misconduct; (ii) the executive being convicted of, or entering a plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or of any crime that causes or is reasonably likely to cause significant harm, including (but not limited to) significant reputational, economic or operational harm, to the OnKure Group (“harm”); (iii) an act of dishonesty by the executive in connection with an executive’s responsibilities as an employee that causes or is reasonably likely to cause harm, or an act of fraud, embezzlement or misappropriation with respect to the OnKure Group; (iv) the executive’s unauthorized use or disclosure of any proprietary information or trade secrets of any member of the OnKure Group or any other party to whom such executive owes an obligation of nondisclosure as a result of such executive’s relationship with the OnKure Group, which use or disclosure causes or is reasonably likely to cause harm; (v) the executive’s willful breach of any obligations under any material written agreement or covenant with any member of the OnKure Group; (vi) a material failure or material violation by the executive to comply with the material written policies or rules of any applicable member of the OnKure Group that have been provided to such executive; (vii) the executive’s continued failure to perform such executive’s employment duties (other than due to disability) after such executive has received a written demand of performance from any applicable member of the OnKure Group which specifically sets forth the factual basis for the belief that such executive has not substantially performed an executive’s duties and after an executive has failed to cure such non-performance to such OnKure Group member’s reasonable satisfaction within 10 business days after receiving such notice; provided, however, that in any given 12 month period, the executive will have no more than one opportunity to cure a failure to perform under this clause (vii); or (viii) the executive’s failure to cooperate in good faith with a governmental or internal investigation of the OnKure Group or its directors, officers or employees, if a member of the OnKure Group has requested such executive’s cooperation.

For the purpose of each New Employment Agreement, “disability” means total and permanent disability as defined in Code Section 22(e)(3).

For the purpose of each New Employment Agreement, “good reason” means the termination of the executive’s employment with the OnKure Group by such executive in accordance with the next sentence after the occurrence of one or more of the following events without such executive’s express written consent: (i) a material reduction of the executive’s base salary, unless such reduction is part of a generalized salary reduction affecting similarly situated employees (provided that a reduction of 10% or less in any one calendar year will not be deemed material); (ii) a material reduction of the executive’s authority, duties or responsibilities as an employee relative to such authority, duties or responsibilities in effect immediately prior to such reduction (provided that such executive’s authority, duties and responsibilities will not be deemed to be materially reduced if the executive has reasonably comparable authority, duties and responsibilities as an employee with respect to OnKure’s business following a change in control, regardless of any change in title or whether such executive subsequently provides services to a subsidiary, affiliate, business unit, division or otherwise); or (iii) a material change in the principal geographic location at which the executive must perform services for the OnKure Group (provided that such executive’s relocation to a facility or a location that would not increase the executive’s one-way commute distance by more than 35 miles from such executive’s then-principal residence will not be considered a material change in geographic location).

In order for the termination of the executive’s employment with the OnKure Group to be for good reason, the executive must not terminate employment with the OnKure Group without first providing written notice to OnKure of the acts or omissions constituting the grounds for “good reason” within 90 days of the initial existence of the grounds for “good reason” and a cure period of 30 days following the date of written notice, the grounds must not have been cured during that time, and the executive must terminate employment with the OnKure Group within 30 days following the cure period. To the extent the executive’s principal work location is not the OnKure Group’s corporate offices or facilities due to a temporary shelter-in-place order, quarantine order, or similar work-from-home requirement that applies to such executive, the executive’s principal work location, from which a change in location for purposes of this definition will be measured, will be considered the OnKure Group’s office or facility location where the executive’s employment with the OnKure Group primarily was based immediately before the commencement of such temporary shelter-in-place order, quarantine order, or similar work-from-home requirement.

Executive Incentive Compensation Plan

Prior to the completion of the Mergers, the OnKure Board intends to approve an Executive Incentive Compensation Plan (the “Incentive Compensation Plan”) to provide periodic incentive bonus opportunities to the employees of NewCo (or its subsidiaries), and recommends that the Reneo Board approve the Incentive Compensation Plan to become effective upon the First Effective Time. It is expected that the compensation committee of the NewCo Board will administer the Incentive Compensation Plan.

Under the Incentive Compensation Plan, the administrator determines the performance goals applicable to any award, which goals may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital;

unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

The administrator of the Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under NewCo’s then-current equity compensation plan, which equity award may have such terms and conditions, as the administrator determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Incentive Compensation Plan. The administrator has the authority to amend, alter, suspend or terminate the Incentive Compensation Plan, provided such action does not materially alter or materially impair the existing rights of any participant with respect to any earned awards.

2024 Equity Incentive Plan

Subject to stockholder approval and completion of the First Merger, effective as of the First Effective Time, the Reneo Board will adopt the 2024 Equity Incentive Plan. For a summary of the 2024 Equity Incentive Plan, see the section entitled “Proposal No. 5: Approval of the 2024 Equity Incentive Plan” beginning on page 199 of this proxy statement/prospectus. NewCo’s executive officers and directors will be eligible to participate in the 2024 Equity Incentive Plan.

2024 Employee Stock Purchase Plan

Subject to stockholder approval and completion of the First Merger, effective as of the First Effective Time, the Reneo Board will adopt the 2024 ESPP. For a summary of the 2024 ESPP, see the section entitled “Proposal No. 6: Approval of the 2024 ESPP” beginning on page 210 of this proxy statement/prospectus. NewCo’s executive officers will be eligible to participate in the 2024 ESPP.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to OnKure’s directors and officers under the Merger Agreement, please see the section entitled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 181 of this proxy statement/prospectus.

Form of the Mergers

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, (i) at the First Effective Time, Merger Sub I will merge with and into OnKure, with Merger Sub I ceasing to exist and OnKure surviving the First Merger as a direct, wholly owned subsidiary of NewCo and (ii) as promptly as practicable following the First Merger, OnKure, as the surviving company of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo. In connection with the Mergers, Reneo will be renamed “OnKure Therapeutics, Inc.” and is expected to continue trading on Nasdaq under the symbol “OKUR.”

First Effective Time and Second Effective Time of the Mergers

The Merger Agreement requires the parties to consummate the Mergers as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Mergers contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the OnKure Stockholders and the approval by the Reneo Stockholders of the issuance of Reneo Common Stock, and the other Proposed Transactions, other than those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction or waiver of those conditions). The First Merger will become effective upon the filing of a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as is agreed by Reneo and OnKure and specified in the First Certificate of Merger. The Second Merger will become effective upon the filing of a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as is agreed by Reneo and OnKure and specified in the Second Certificate of Merger.

Neither Reneo nor OnKure can predict the exact timing of the consummation of the Mergers.

Merger Consideration

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

•

any shares of OnKure Capital Stock held in treasury or by any wholly owned subsidiary of Reneo or OnKure or owned, directly or indirectly, by Reneo or Merger Sub I immediately prior to the First Effective Time will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor;

•

each then-outstanding share of OnKure Common Stock (other than Excluded Shares (as defined in the Merger Agreement) or Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Common Stock Exchange Ratio;

•

each then-outstanding share of OnKure Preferred Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that it would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of NewCo Class B Common Stock;

•

each then-outstanding OnKure RSU, whether unvested or vested (to the extent not settled), will be assumed by NewCo and will automatically and without any action on the part of the holder of such OnKure RSU be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time; provided that each such Converted NewCo RSU will be subject to the same terms and conditions (including vesting and repurchase provisions) that are applicable to such OnKure RSU as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure RSUs by NewCo);

•

each OnKure Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested and whether or not such OnKure Option is an In-The-Money Company Option (as defined in the Merger Agreement), will be assumed by NewCo and will be converted into a Converted NewCo Option covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of (w) the number of shares of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time times (x) the Common Stock Exchange Ratio, and with a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient of (y) the per-share exercise price of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time divided by (z) the Common Stock Exchange Ratio. Each Converted NewCo Option will remain subject to the same terms and conditions (including, without limitation, vesting, repurchase and forfeiture provisions and any restrictions on exercisability) that are applicable to such OnKure Option as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure Options by NewCo);

•

no fractional shares of NewCo Common Stock will be issuable to OnKure Stockholders pursuant to the First Merger, and no certificates or scrip for any such fractional shares of NewCo Common Stock will be issued, and any fractional shares of NewCo Common Stock resulting from the application of the Exchange Ratios, as described further in the Merger Agreement, after aggregating all fractional shares of NewCo Common Stock that otherwise would be received by an OnKure Stockholder, will be rounded down to the nearest whole share of NewCo Common Stock, with no cash being paid for any fractional share of Newco Common Stock eliminated by such rounding; and

•

if prior to the First Effective Time, the outstanding shares of OnKure Capital Stock or Reneo Common Stock have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratios), combination or exchange of shares or other like change, the Exchange Ratios will, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of OnKure Capital Stock, OnKure Options, OnKure RSUs and any other equity awards, Reneo Common Stock, Reneo Options and Reneo RSUs with the same economic effect as contemplated by the Merger Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the OnKure or Reneo to take any action with respect to OnKure Capital Stock or Reneo Common Stock, respectively, that is prohibited or not expressly permitted by the terms of the Merger Agreement.

At the Second Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

•	each share of common stock of the surviving company of the First Merger issued and outstanding immediately prior to the Second Effective Time will be cancelled without any consideration therefor; and

•	each limited liability company interest of Merger Sub II will remain unchanged and continue to remain outstanding as a limited liability company interest in the surviving entity of the Second Merger.

Pursuant to the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio formulas in the Merger Agreement, upon the First Effective Time, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). The ownership percentage of pre-Mergers Reneo Stockholders will be adjusted upward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is greater than $61.0 million or downward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is less than $59.0 million. The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

The Exchange Ratios assume a valuation for Reneo of $75.0 million (which is subject to adjustment as described above) and a valuation for OnKure of $170.0 million. The Exchange Ratios are also based on the relative capitalization of each of Reneo and OnKure, using the treasury stock method, as described in the Merger Agreement.

Procedures for Effecting the Reverse Stock Split and Exchange of Stock Certificates

At the First Effective Time, Reneo will issue and deposit (or cause to be deposited) with the Exchange Agent evidence of book-entry shares representing the shares of NewCo Common Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of OnKure Common Stock or OnKure Preferred Stock. As soon as reasonably practicable after the First Effective Time, the Exchange Agent will mail to each record holder of OnKure Common Stock or OnKure Preferred Stock converted into the right to receive the Merger Consideration (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the Merger Consideration. Upon delivery to the Exchange Agent of a duly completed and validly executed letter of transmittal in accordance with the Exchange Agent’s instructions, and such other documents as the exchange agent may reasonably require (including a duly completed and validly executed IRS Form W-9 or IRS Form W-8, as may be applicable), the surrender of the record holder’s stock certificates (including electronic surrender) to the Exchange Agent and delivery to the Exchange Agent of such other documents as may be reasonably required by the Exchange Agent or Reneo, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of NewCo Common Stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of OnKure Common Stock or OnKure Preferred Stock will be cancelled.

After First Effective Time, each certificate representing OnKure Common Stock or OnKure Preferred Stock that has not been surrendered will represent only the right to receive shares of NewCo Common Stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF ONKURE CAPITAL STOCK SHOULD NOT SEND IN THEIR ONKURE STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF ONKURE STOCK CERTIFICATES.

Regulatory Approvals

In the United States, Reneo must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of NewCo Common Stock to OnKure Stockholders in connection with the Proposed Transactions and the filing of this proxy statement/prospectus with the SEC. No federal or state regulatory requirements must be complied with, or approvals obtained, in connection with the Proposed Transactions.

Nasdaq Listing

Reneo Common Stock currently is listed on the Nasdaq Global Market under the symbol “RPHM.” Reneo has agreed to use reasonable best efforts (i) to maintain its existing listing on the Nasdaq Global Market and to obtain approval of the listing of the Class A Common Stock on the Nasdaq Global Market (ii) to prepare and submit to Nasdaq a notification form for the listing of the shares of NewCo Class A Common Stock to be issued in connection with the Mergers; (iii) if not previously implemented, to prepare and timely submit to Nasdaq a notification form of any Reverse Stock Split, effected with OnKure’s consent, and, to the extent required to effect the foregoing, to submit a copy of an amendment to the Reneo Certificate of Incorporation to effect such Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on or prior to the First Effective Time; and (iv) to file an initial listing application for the NewCo Class A Common Stock with Nasdaq and to cause such Nasdaq initial listing application to be conditionally approved prior to the First Effective Time.

Reneo expects to file an initial listing application for NewCo and the NewCo Class A Common Stock with Nasdaq. If such application is accepted, Reneo anticipates that the shares of NewCo Class A Common Stock will be listed on the Nasdaq Global Market following the Closing under the trading symbol “OKUR.” In order to meet the requirements for listing with Nasdaq, NewCo will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which NewCo’s shares are expected to trade following the Proposed Transactions.

It is a condition of the completion of the Mergers that the Reneo Common Stock has maintained its listing on Nasdaq and the NewCo Class A Common Stock be approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Mergers will not be completed unless the condition is waived by both Reneo and OnKure. The listing condition set forth in the Merger Agreement is not expected to be waived by either party.

Accounting Treatment of the Mergers

The Mergers are expected to be treated by Reneo as a reverse merger transaction and will be accounted for as a reverse recapitalization in accordance with GAAP. For financial reporting, OnKure is considered to be the accounting acquirer, based on the expectation that, immediately following the Mergers: (i) OnKure’s equity holders will own a substantial majority of the voting rights in the NewCo; (ii) OnKure may designate a majority (six of eight) of the initial members of the NewCo Board; and (iii) OnKure’s management team will become the management of NewCo. NewCo will be named OnKure Therapeutics, Inc. and be headquartered in Boulder, Colorado. Accordingly, the Mergers are expected to be treated for accounting purposes as the equivalent of OnKure issuing stock to acquire the net assets of Reneo. As a result of the Mergers, OnKure’s assets and liabilities will be recorded at their pre-combination carrying amounts and Reneo’s assets and liabilities will be measured and recognized at their fair values as of the First Effective Time. Upon completion of the Mergers, the historical financial statements of OnKure will become the historical consolidated financial statements of NewCo. See the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Reneo Stockholders and beneficial owners of Reneo Common Stock are not entitled to appraisal rights in connection with the Mergers. OnKure Stockholders and beneficial owners of OnKure Capital Stock are entitled, under certain circumstances, to appraisal rights in connection with the Mergers under Section 262 of the DGCL (“Section 262”). Under Section 262, if a holder of OnKure Capital Stock (or beneficial owner of OnKure Capital Stock) who continuously holds or owns such shares through the effective time of the Mergers provides a written demand for appraisal of shares in accordance with Section 262, does not vote or consent in favor of adoption of the Merger Agreement and does not withdraw their demand and otherwise complies with Section 262, such stockholder or beneficial owner will be entitled to an appraisal by the Delaware Court of Chancery (the “Court”) of the “fair value” of such stockholder’s or beneficial owner’s shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, judicially determined by the Court and paid by NewCo in cash.

The discussion below is not a complete summary regarding OnKure Stockholders’ or beneficial owners’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Section 262, which are attached as Annex M in this proxy statement/prospectus. Persons intending to exercise appraisal rights should consult with legal counsel and carefully review Annex M. Failure to follow precisely any of the statutory procedures set forth in Annex M may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that any persons exercise their appraisal rights under Delaware law. All references in Section 262 and in this summary to a “stockholder” or “holder” are to the record holder of shares immediately prior to the effective time, unless otherwise expressly noted herein. All references in Section 262 and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or NewCo, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger and that appraisal rights are available. Such notice may, and, if given on or after the effective date of the merger, must also notify stockholders of the effective date of the merger. If the notice of appraisal rights did not notify stockholders of the effective date of the merger, either (i) the constituent corporation must send a second notice before the effective date of the merger notifying each stockholder entitled to appraisal rights of the effective date of the merger or (ii) NewCo must send such second notice to each stockholder entitled to appraisal rights on or within ten days after the effective date of the merger, provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to those stockholders or beneficial owners entitled to appraisal rights and who have demanded appraisal of their shares in accordance with Section 262(d).

Only a holder of record or beneficial owner of shares of OnKure Capital Stock who has not consented to the Mergers will be entitled to seek appraisal. Holders of shares or beneficial owners of OnKure Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to OnKure within 20 days after the date of giving the notice of availability of appraisal rights, and that stockholder or beneficial owner must not have delivered a written consent approving the Mergers. A demand for appraisal must reasonably inform OnKure of the identity of the person making the demand and that such person intends thereby to demand appraisal of the shares of OnKure Capital Stock held of record or beneficially by such person; provided that if a written demand for appraisal is made by a beneficial owner, in such person’s name, of shares that such person beneficially owns, such notice must reasonably identify the holder of record of the shares for which the demand is made and be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving entity and to be set forth on the Verified List (as defined below) required by Section 262(f) of the DGCL. A holder of shares of OnKure Capital Stock or beneficial owner of shares of OnKure Capital Stock must continuously hold of record or beneficially own their shares from the date of making a written demand through the effective times of the Mergers. Failure to deliver a written consent approving the Mergers will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be mailed or delivered to OnKure, Inc., Attention: Corporate Secretary, 6707 Winchester Circle, Suite 400, Boulder, CO 80301 and should be executed by, or on behalf of, the person demanding appraisal.

A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

Within 120 days after the effective date of the Mergers, any person who has complied with Section 262 and delivered a demand for appraisal in accordance with Section 262 will, upon written request to NewCo, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of, or consented in writing to, the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of record holders or beneficial owners of these shares (provided that where a beneficial owner makes a demand for appraisal directly, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of this aggregate number). This written statement must be given to the requesting person within ten days after such person’s written request is received by NewCo or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Mergers, either NewCo or any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 and has not withdrawn such stockholder’s or beneficial owner’s demand may file a petition in the Court demanding a determination of the fair value of the shares held by all such stockholders or beneficial owners. If, within 120 days after the effective time of the Mergers, no petition shall have been filed as provided above, all rights to appraisal will cease, and all dissenting stockholders or beneficial owners of OnKure Capital Stock who have demanded appraisal will become entitled to receive the consideration set forth in the Merger Agreement in exchange for their shares of OnKure Capital Stock, without interest. OnKure is not obligated and does not currently intend to file a petition.

Upon the filing of the petition by a stockholder or beneficial owner, service of a copy of the petition must be made upon NewCo, which will then be obligated, within 20 days after such service, to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by NewCo. Upon the filing of any such petition, the Court may order that notice of the time and place fixed for the hearing on the petition be mailed to NewCo and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by NewCo.

After notice is provided to the applicable persons who demanded appraisal of their shares, the Court is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Court may require the persons who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Court may dismiss the proceedings as to such person. Accordingly, stockholders wishing to seek appraisal of their shares are cautioned to retain their share certificates pending resolution of the appraisal proceedings.

After determination of the persons entitled to appraisal of their shares, the Court will conduct the appraisal proceeding in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court will determine the “fair value” of the shares owned by those persons. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Mergers, together with interest, if any, upon the amount determined to be the fair value (or in certain circumstances as described below, on the difference between the amount determined to be the fair value and the amount paid by NewCo in the Mergers to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding).

In determining fair value, the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated, in making this determination of fair value, that the court must consider market value, asset value, dividends, earnings, prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Mergers which “throw any light on future prospects of the merged corporation.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

OnKure Stockholders and beneficial owners of OnKure Capital Stock should be aware that the fair value of shares of OnKure Capital Stock as determined under Section 262 could be more than, the same as, or less than the value that OnKure Stockholders are entitled to receive under the terms of the Merger Agreement.

Upon application by NewCo or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Court will direct the payment of the fair value of the shares, together with interest, if any, by NewCo to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in such Court may be enforced.

Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the payment of the judgment. At any time before the entry of judgment in the proceedings, NewCo may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time. NewCo is under no obligation to make such voluntary cash payment prior to such entry of judgment.

At any time within 60 days after the effective date of the Mergers, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand in accordance with Section 262 and accept the terms of the Mergers by delivering a written withdrawal to NewCo. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the Mergers may only be made with the written approval of NewCo. If, following a demand for appraisal, a person has withdrawn such person’s demand for appraisal in accordance with Section 262, such person will have the right to receive the merger consideration, without interest, for such person’s shares of OnKure Capital Stock. Notwithstanding the foregoing, no appraisal proceeding in the Court shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including, without limitation, a reservation of jurisdiction (a “Reservation”) for any Application (as defined below); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective date of the Mergers.

Costs of the appraisal proceeding may be imposed upon NewCo and the parties participating in the appraisal proceeding by the Court as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “Application”), the Court may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal that were not dismissed pursuant to the terms of Section 262 or subject to an award pursuant to a Reservation. In the absence of such a determination or assessment, each party bears its own expenses. Any person who had demanded appraisal rights will not, after the effective time of the Mergers, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the Mergers.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, persons who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) of OnKure Capital Stock who exchange shares of OnKure Capital Stock for shares of NewCo Common Stock pursuant to the Mergers. This section applies only to persons that hold their OnKure Capital Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). With respect to any OnKure Stockholder whose shares were subject to vesting restrictions at the time such shares were acquired, the discussion assumes that a valid election pursuant to Section 83(b) of the Code was made with respect to such shares. Furthermore, this discussion assumes that a valid election pursuant to Section 83(b) of the Code will be made with respect to any shares of NewCo Common Stock that are issued in the Mergers subject to vesting restrictions. This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status, including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•

real estate investment trusts, regulated investment companies, tax-exempt organizations or governmental organizations, and qualified foreign pension funds (or entities wholly owned by one or more qualified foreign pension funds);

•

pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies treated as such for U.S. federal income tax purposes (and investors therein);

•	persons who hold their shares as part of a straddle, hedge, wash sale, synthetic security, constructive sale, conversion transaction or other integrated transaction;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders (as defined below);

•	persons that actually or constructively own five percent or more of OnKure voting shares or five percent or more of the total value of all classes of shares of OnKure Capital Stock;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of OnKure Capital Stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of OnKure Capital Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to OnKure Capital Stock or NewCo Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•

persons who acquired their shares of OnKure Capital Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion right under convertible instruments; and

•	expatriates and former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

Neither Reneo nor OnKure has sought or intends to seek any rulings from the IRS or an opinion of counsel regarding the Mergers. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds OnKure Capital Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any OnKure Capital Stock and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of the Mergers to them.

As used herein, a “U.S. holder” is a beneficial owner of OnKure Capital Stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code).

ONKURE STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGERS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Intended Tax Treatment of the Mergers

OnKure and Reneo intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to OnKure’s obligation or Reneo’s obligation to complete the transactions under the Merger Agreement that the Mergers so qualify. The material U.S. federal income tax consequences of the Mergers to U.S. holders of OnKure Capital Stock are as described below under the heading “—Effects of the Mergers to U.S. Holders of OnKure Capital Stock.” In addition, none of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS or an opinion from counsel regarding the qualification of the Mergers as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a reorganization or that a court would not sustain such a challenge. If the IRS were to challenge the “reorganization” status of the Mergers successfully, the tax consequences would differ from those set forth in this proxy statement/prospectus. Further, if OnKure, in connection with its tax counsel, determines that the First Merger alone will qualify as a reorganization within the meaning of Section 368(a) of the Code, the parties to the Merger Agreement will not be required to consummate the Second Merger, in which case, the federal income tax consequences of the transactions to U.S. holders of OnKure Capital Stock (discussed below) will remain the same.

Effects of the Mergers to U.S. Holders of OnKure Capital Stock

Assuming that the Mergers will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and subject to the qualifications and assumptions described in this proxy statement/prospectus, the U.S. federal income tax consequences of the Mergers to U.S. holders of OnKure Capital Stock who exchange all of their shares of OnKure Capital Stock for NewCo Common Stock in the Mergers generally will be as follows:

•	A U.S. holder will not recognize any gain or loss upon the exchange of OnKure Capital Stock for NewCo Common Stock pursuant to the First Merger.

•

A U.S. holder’s aggregate tax basis in the shares of NewCo Common Stock received in the Mergers will equal such U.S. holder’s aggregate adjusted tax basis in the shares of OnKure Capital Stock surrendered in the Mergers.

•

The holding period of the shares of NewCo Common Stock received by a U.S. holder in the Mergers will include such U.S. holder’s holding period for the shares of OnKure Capital Stock surrendered in the Mergers.

•

If a U.S. holder holds different blocks of OnKure Capital Stock (generally, OnKure Capital Stock in different class or acquired on different dates or at different prices), such U.S. holder should consult its own tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of NewCo Common Stock received in the Mergers.

U.S. holders who owned at least one percent (by vote or value) of the total outstanding stock of OnKure or who owned securities in OnKure with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the Mergers are completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in the U.S. holder’s OnKure Capital Stock and the fair market value of such stock.

Information Reporting and Backup Withholding

The issuance of shares of NewCo Common Stock pursuant to the Mergers may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding at the current rate of 24%, each U.S. holder of OnKure Capital Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of OnKure Capital Stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

This discussion of material U.S. federal income tax consequences of the Mergers is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the Mergers to you may be complex and will depend on your specific situation and on factors that are not within Reneo’s or OnKure’s knowledge or control. You should consult your own tax advisors with respect to the application of U.S. federal income tax laws to your specific situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A and is incorporated by reference into this Proxy Statement/Prospectus. The Merger Agreement has been attached to this Proxy Statement/Prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Reneo, Merger Sub I, Merger Sub II or OnKure. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Mergers and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Reneo, Merger Sub I and Merger Sub II, on the one hand, and OnKure, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Reneo and OnKure do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Reneo, Merger Sub I, Merger Sub II or OnKure because they were made as of specific dates, may be intended merely as a risk allocation mechanism between the parties, and are modified by the confidential disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, (i) at the First Effective Time, Merger Sub I will merge with and into OnKure, with Merger Sub I ceasing to exist and OnKure surviving the First Merger as a direct, wholly owned subsidiary of NewCo and (ii) as promptly as practicable following the First Merger, OnKure, as the surviving company of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo. In connection with the Mergers, NewCo will be renamed “OnKure Therapeutics, Inc.” and is expected to continue trading on Nasdaq under the symbol “OKUR.” Unless the Merger Agreement is earlier terminated, the Merger Agreement requires that the parties consummate the Mergers as promptly as practicable (and in any event within two business days) after the conditions to the consummation of the Mergers contained in the Merger Agreement have been satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction or waiver of those conditions).

Merger Consideration

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of OnKure Common Stock (other than Excluded Shares or Dissenting Shares) will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Common Stock Exchange Ratio, and each then-outstanding share of OnKure Preferred Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of a new series of non-voting common stock designated NewCo Class B Common Stock.

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding OnKure RSU, whether unvested or vested (to the extent not settled), will be assumed by

NewCo and will automatically and without any action on the part of the holder of such OnKure RSU be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time; provided that each such Converted NewCo RSU will be subject to the same terms and conditions (including vesting and repurchase provisions) that are applicable to such OnKure RSU as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure RSUs by NewCo).

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each OnKure Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested and whether or not such OnKure Option is an In-The-Money Company Option (as defined in the Merger Agreement), will be assumed by NewCo and will be converted into a Converted NewCo Option covering a number of shares of NewCo Class A Common Stock (rounded down to the nearest whole share) equal to the product of (w) the number of shares of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time times (x) the Common Stock Exchange Ratio, and with a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient of (y) the per-share exercise price of OnKure Class A Common Stock subject to such OnKure Option immediately prior to the First Effective Time divided by (z) the Common Stock Exchange Ratio. Each Converted NewCo Option will remain subject to the same terms and conditions (including, without limitation, vesting, repurchase and forfeiture provisions and any restrictions on exercisability) that are applicable to such OnKure Option as of immediately prior to the First Effective Time (with such changes as Reneo and OnKure mutually agree are appropriate to reflect the assumption of the OnKure Options by NewCo).

No fractional shares of NewCo Common Stock will be issued in connection with the Mergers, and no certificates or scrip for any such fractional shares of NewCo Common Stock will be issued. As described further in the Merger Agreement, any fractional shares of NewCo Common Stock resulting from the application of the Exchange Ratios after aggregating all fractional shares of NewCo Common Stock that otherwise would be received by an OnKure Stockholder, will be rounded down to the nearest whole number, with no cash being paid for any fractional share eliminated by such rounding.

At the Second Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) each share of common stock of the surviving company of the First Merger issued and outstanding immediately prior to the Second Effective Time will be cancelled without any consideration therefor, and (b) each limited liability company interest of Merger Sub II will remain unchanged and continue to remain outstanding as a limited liability company interest in the surviving entity of the Second Merger.

Pursuant to the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio formulas in the Merger Agreement, upon the First Effective Time, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). The ownership percentage of pre-Mergers Reneo Stockholders will be adjusted upward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is greater than $61.0 million or downward by the amount (if any) by which Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is less than $59.0 million. The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

The Exchange Ratios assume a valuation for Reneo of $75.0 million (which is subject to adjustment as described above) and a valuation for OnKure of $170.0 million. The Exchange Ratios are also based on the relative capitalization of each of Reneo and OnKure, using the treasury stock method, as described in the Merger Agreement.

Procedures for Exchange

At the First Effective Time, NewCo will issue and deposit (or cause to be deposited) with Equiniti Trust Company, LLC (the “Exchange Agent”), in trust for the benefit of holders of shares of OnKure Capital Stock immediately prior to the First Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares representing the shares of NewCo Common Stock issuable in the First Merger.

As soon as reasonably practicable after the First Effective Time, the parties will cause the Exchange Agent to mail to each holder of record of a certificate that immediately prior to the First Effective Time represented outstanding shares of OnKure Capital Stock (collectively, the “Certificates”) and to each holder of record of uncertificated shares of OnKure Capital Stock represented by book entry (“Book-Entry Shares”), in each case, that were converted into the right to receive the Merger Consideration, (i) a form of letter of transmittal and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration.

Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require (including a duly completed and validly executed IRS Form W-9 or IRS Form W-8, as may be applicable, by each holder of such Certificate or Book-Entry Share), the holder of such Certificate or Book-Entry Shares (other than Excluded Shares or Dissenting Shares) will be entitled to receive in exchange therefor the number of shares of NewCo Common Stock to which such holder has become entitled to under the Merger Agreement. The surrendered Certificate, together with any such Book-Entry Shares, will then be cancelled.

If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Reneo, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Reneo or NewCo, the posting by such person of an indemnity agreement, or at the election of Reneo or the Exchange Agent, a bond in a customary amount, then the Exchange Agent will, if such holder has otherwise delivered a properly executed and duly completed letter of transmittal, deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the number of shares of OnKure Capital Stock formerly represented by such lost, stolen or destroyed Certificate.

None of OnKure, Merger Sub I, Merger Sub II, Reneo, NewCo, the Exchange Agent or any other person shall be liable to any person in respect of shares of Reneo Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates or Book-Entry Shares has not have been exchanged prior to two years after the First Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any governmental entity), any such Merger Consideration in respect thereof will, to the extent permitted by applicable law, become the property of NewCo, free and clear of all claims or interest of any person previously entitled thereto.

Directors and Officers of NewCo Following the Mergers

Pursuant to the Merger Agreement, each of the directors and officers of Reneo not continuing as directors or officers of NewCo following the consummation of the Mergers will resign effective as of the First Effective Time. Immediately following the Proposed Transactions, the NewCo Board will consist of a total of eight directors, two of whom will be designated by Reneo and six of whom will be designated by OnKure. Reneo has designated Michael Grey and Edward T. Mathers to serve as members of the NewCo Board and OnKure has designated Nicholas Saccomano, Andrew Phillips, Isaac Manke, R. Michael Carruthers and Valerie M. Jansen to serve as members of the NewCo Board. Prior to the Closing, OnKure may designate one additional director to be appointed to serve as a member of the NewCo Board.

In addition, effective as of the First Effective Time, Nicholas Saccomano will serve as President and Chief Executive Officer, Jason Leverone will serve as Chief Financial Officer, Samuel Agresta will serve as Chief Medical Officer, and Dylan Hartley will serve as Chief Scientific Officer.

Amendment of the Amended and Restated Certificate of Incorporation of Reneo

Reneo agreed to amend the Reneo Certificate of Incorporation to effect the Reverse Stock Split. Reneo further agreed to amend the Reneo Certificate of Incorporation to, among other things, (i) change Reneo’s name to “OnKure Therapeutics, Inc.,” and (ii) authorize the issuance of NewCo Class A Common Stock and NewCo Class B Common Stock.

Conditions to Completion of the Mergers

The following contains a description of all material conditions to the completion of the Mergers.

Each party’s obligation to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have become effective in accordance with the provisions of the Securities Act, and must not be subject to any stop order or proceeding seeking a stop order with respect to the registration statement that has not been withdrawn;

•

any material state securities laws applicable to the issuance of the shares of Reneo Common Stock in connection with the Proposed Transactions must have been complied with and no stop order (or similar order) must have been issued or threatened in writing in respect of such shares of Reneo Common Stock by any applicable state securities commissioner or court of competent jurisdiction;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree preventing the consummation of the Proposed Transactions must have been issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect and there must not be any law that has the effect of prohibiting or making the consummation of the Proposed Transactions illegal;

•	Reneo must have obtained the Reneo Stockholder Approval and OnKure must have obtained the OnKure Stockholder Approval;

•

the approval of the listing of the additional shares pursuant to the Nasdaq Listing Application must have been approved for listing (subject to official notice of issuance) on Nasdaq and Reneo must have maintained its existing listing on Nasdaq and obtained approval of the listing of NewCo on Nasdaq;

•	evidence of the filing of the OnKure charter amendment must have been obtained; and

•

the Subscription Agreement evidencing the Concurrent PIPE Investments must be in full force and effect and provide for cash proceeds of not less than $60.0 million (including any amounts funded pursuant to a bona fide financing undertaken by OnKure prior to the Closing for capital raising purposes in compliance with the Merger Agreement or an additional subscription agreement), which gross proceeds must be received by Reneo immediately prior to or immediately following the Closing in connection with the consummation of the Mergers and in accordance with the terms of such agreements.

In addition, the obligation of Reneo and Merger Subs to complete the Mergers is further subject to the satisfaction or written waiver of the following conditions:

•

the representations and warranties regarding certain matters, including matters related to organization, standing, power, subsidiaries, authority and financial advisors of OnKure in the Merger Agreement must be true and correct in all material respects as of the date of the Merger Agreement and on and as of Closing Date with the same force and effect as if made on the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must be true and correct as of such date);

•

the capitalization representations and warranties of OnKure in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except, in each case, for (a) such inaccuracies which are de minimis, individually or in the aggregate, (b) those representations and warranties which address matters only as of a particular date, which representations and warranties must be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date, and (c) such inaccuracies as are taken into account in the calculation of the outstanding shares of OnKure Common Stock, outstanding shares of OnKure Preferred Stock and the Exchange Ratios;

•

the remaining representations and warranties of OnKure in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expect to have a material adverse effect on OnKure (without giving effect to any references therein to materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•

OnKure must have performed or complied with in all material respects all agreement, obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the First Effective Time;

•	Reneo must have received certain customary documentation and certifications from OnKure; and

•

since the date of the Merger Agreement, there must have been no event, change, circumstance, occurrence, effect or state of facts that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of OnKure, taken as a whole; provided, however, that any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from the following will not be included: (a) changes or conditions generally affecting the industries in which OnKure operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (b) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (c) changes in law or GAAP, or the interpretation or enforcement thereof, (d) the public announcement of the Merger Agreement or the pendency of the Proposed Transactions, (e) any failure to meet internal or other estimates, predictions, projections or forecasts (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded), or (f) any specific action taken (or omitted to be taken) by OnKure at or with the express written consent of Reneo given after the date of the Merger Agreement; provided, that, with respect to clauses (a), (b) and (c), the impact of such event, change, circumstance, occurrence, effect or state of facts will be excluded only to the extent it is not disproportionately adverse to OnKure as compared to other participants in the industries in which OnKure operates.

In addition, the obligation of OnKure to complete the Mergers is further subject to the satisfaction or written waiver of the following conditions:

•

the representations and warranties regarding certain matters, including matters related to organization, standing, power, subsidiaries, authority, no conflict with organizational documents and financial advisors of Reneo in the Merger Agreement must be true and correct in all material respects as of the date of the Merger Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must be true and correct as of such date);

•

the capitalization representations and warranties of Reneo in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate, (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties must be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date), (c) variances arising due to the transactions contemplated by the Subscription Agreement, and (d) for such inaccuracies as are taken into account in the calculation of the Reneo outstanding shares and the Exchange Ratios;

•

the remaining representations and warranties of Reneo in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expect to have a material adverse effect on Reneo (without giving effect to any references therein to materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•

Reneo must have performed or complied with in all material respects all agreements, obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the First Effective Time;

•

OnKure must have received certain customary documentation and certifications from Reneo, including written resignations, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Reneo who are not continuing as officers and directors of NewCo;

•

since the date of the Merger Agreement, there must have been no event, change, circumstance, occurrence, effect or state of facts that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of Reneo and its subsidiaries, taken as a whole; provided, however, that any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from the following will not be included: (a) changes or conditions generally affecting the industries in which Reneo and its subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (b) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (c) changes in law or GAAP, or the interpretation or enforcement thereof, (d) the public announcement of the Merger Agreement or the pendency of the Proposed Transactions, (e) any specific action taken (or omitted to be taken) by Reneo at or with the express written consent of OnKure given after the date of the Merger Agreement, (f) any demand letter or any litigation initiated, or threatened in writing, against Reneo or its directors relating to the Merger Agreement or the Proposed Transactions in accordance with the Merger Agreement, (g) a change in the stock price or trading volume of Reneo Common Stock or the suspension of trading in or delisting of Reneo’s securities on Nasdaq (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded) or (h) any failure to meet internal or other estimates, predictions, projections or forecasts (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded); provided, that, with respect to clauses (a), (b) and (c), the impact of such event, change, circumstance, occurrence, effect or state of facts must be excluded only to the extent it is not is not disproportionately adverse to Reneo and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Reneo and its subsidiaries operate; provided further that in no event will the winding down of the Reneo legacy business and actions taken by Reneo in support thereof constitute a material adverse effect of Reneo; and

•	at the Closing, the final Reneo net cash must be no less than $55.0 million.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Reneo and OnKure for a transaction of this type relating to, among other things:

•	corporate organization, standing and power;

•	capitalization;

•	subsidiaries;

•

votes required for completion of the Mergers and approval of the proposals that will come before the Reneo Stockholders at the Reneo Special Meeting and that will be the subject of the Reneo Stockholder Approval;

•	authority to enter into the Merger Agreement and the related agreements;

•

the fact that the consummation of the Mergers would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts and other commitments of the parties, or result in any encumbrances on the parties’ assets or require the consent of any third party;

•	financial statements and, with respect to Reneo, documents filed with the SEC and the accuracy of information contained in those documents;

•	liabilities;

•	material changes or events;

•	legal proceedings;

•	compliance with laws;

•	healthcare regulatory matters;

•	benefit plans;

•	labor and employment matters;

•	environmental matters;

•	tax matters;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;

•	insurance;

•	real property and leaseholds;

•	intellectual property and privacy matters;

•	certain transactions or relationships with affiliates;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	the absence of any stockholder rights plan;

•	anti-bribery and anti-corruption matters;

•	with respect to Reneo, the opinion of its financial advisor;

•	matters related to the Concurrent PIPE Investments;

•	brokers; and

•

with respect to Reneo, certain information with respect to its current or former employee, officer, director or other service providers constituting a “disqualified individual” under applicable tax laws.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Mergers, but their accuracy forms the basis of one of the conditions to the obligations of Reneo and OnKure to complete the Mergers.

Non-Solicitation

Each of Reneo and OnKure have agreed that, except as described below, Reneo and OnKure and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•

engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry provided, however, that Reneo and OnKure and their respective subsidiaries, and any of their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives, may refer the person making an Acquisition Proposal or Acquisition Inquiry to the applicable provisions of the Merger Agreement and make inquiries of such person and its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to ascertain facts regarding, and clarify the terms of, such Acquisition Proposal or Acquisition Inquiry for the purpose of the Reneo Board or OnKure Board, respectively, informing itself about such Acquisition Proposal or Acquisition Inquiry and the person making it;

•	approve, endorse or recommend any Acquisition Proposal (subject to certain exceptions);

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal (other than Reneo’s execution of a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the confidentiality agreement between Reneo and OnKure);

•	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by OnKure, on the one hand, or Reneo, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal, other than the Concurrent PIPE Investments.

An “Acquisition Proposal” means, other than the Proposed Transactions or the exercise or conversion of equity interests outstanding on the date of the Merger Agreement, any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Reneo or any of its affiliates, on the one hand, or by or on behalf of OnKure or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to, in a single transaction or series of related transactions:

•

any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of a party or any of its subsidiaries (whether based on the fair market value or revenue generation) or 20% or more of any class of equity or voting securities of a party or any class of equity or voting securities of any subsidiary or subsidiaries of a party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such party (whether based on the fair market value or revenue generation);

•

any tender offer (including a self-tender offer) or exchange offer that, if completed, would result in a person or group beneficially owning 20% or more of any class of equity or voting securities of a party or any class of equity or voting securities of any subsidiary or subsidiaries of a party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such party (whether based on the fair market value or revenue generation); or

•

a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or any of its subsidiaries pursuant to which any person or group would own, directly or indirectly, 20% or more of the aggregate voting power of the surviving entity in a merger involving a party or the resulting direct or indirect parent of such party or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power) after giving effect to the consummation of such transaction.

Notwithstanding the foregoing, Reneo may (x) prior to obtaining the Reneo Stockholder Approval, furnish non-public information regarding Reneo and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person, which the Reneo Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn), if:

•	neither Reneo nor any of its representative has breached the non-solicitation provisions of the Merger Agreement described above with respect to such Acquisition Proposal in any material respect;

•

the Reneo Board concludes in good faith, after consulting with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Reneo Board’s fiduciary duties under applicable law;

•

prior to furnishing any such non-public information or entering into discussions with such person, Reneo receives from such person an executed confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the confidentiality agreement between Reneo and OnKure; and

•

prior to or substantially concurrent with furnishing any such non-public information to such person, Reneo furnishes such non-public information to OnKure (to the extent such information has not been previously furnished by Reneo to OnKure);

and (y) effectuate any non-appealable final action that any court of competent jurisdiction orders Reneo or any of its subsidiaries to take.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) of the non-solicitation provisions of the Merger Agreement and (b) is on terms and conditions that the Reneo Board or OnKure Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement are more favorable, from a financial point of view, to Reneo Stockholders or OnKure Stockholders, as applicable, than the terms of the Proposed Transactions and (c) is reasonably capable of being completed on the terms proposed without unreasonable delay.

The Merger Agreement also provides that each party and any representatives of such party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party in writing of such Acquisition Proposal or Acquisition Inquiry, including the identity of the person making or submitting the Acquisition Proposal or Acquisition Inquiry, and the material terms thereof. Such party will keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto. Each party agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits such party from providing any information to the other party in accordance with the Merger Agreement.

Changes in Board Recommendations

Under the Merger Agreement, subject to certain exceptions described below, Reneo agreed that the Reneo Board may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) its recommendation in a manner adverse to OnKure (referred to in this proxy statement/prospectus as a Reneo Board recommendation change).

However, notwithstanding the foregoing, at any time prior to obtaining the Reneo Stockholder Approval, if (x) Reneo has received a Superior Offer that did not result from a material breach by Reneo of the non-solicitation provisions of the Merger Agreement or (y) there is a Reneo Intervening Event, the Reneo Board may make a Reneo Board recommendation change if, but only if,

(i)	in the case of a Superior Offer, following the receipt of and on account of such Superior Offer:

•

the Reneo Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Reneo has, and has caused its financial advisor and outside legal counsel to, during the four business days prior to the Reneo Board recommendation change (the “Reneo notice period”), negotiate with OnKure in good faith (to the extent OnKure desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after OnKure has delivered to Reneo an irrevocable written offer to alter the terms or conditions of the Merger Agreement during the Reneo notice period, the Reneo Board will have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Reneo Board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement proposed by OnKure); provided that (x) OnKure receives written notice from Reneo confirming that the Reneo Board has determined to change its recommendation within the Reneo notice period, which notice will include a description in reasonable detail of the reasons for such Reneo Board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Reneo notice period, OnKure will be entitled to deliver to Reneo one or more counterproposals to such Acquisition Proposal and Reneo will, and cause its representatives to, negotiate with OnKure in good faith (to the extent OnKure desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the Combined Company that Reneo Stockholders would receive as a result of such potential Superior Offer), Reneo will be required to provide OnKure with notice of such material amendment and the Reneo notice period will be extended, if applicable, to ensure that at least two business days remain in the Reneo notice period following such notification during which the parties will comply again with the requirements described above, and the Reneo Board will not make a Reneo Board recommendation change prior to the end of such Reneo notice period as so extended (it being understood that there may be multiple extensions); or

(ii)

in the case of a Reneo Intervening Event, Reneo promptly notifies OnKure, in writing, within the Reneo notice period before making a Reneo Board recommendation change, which notice will state expressly the material facts and circumstances related to the applicable Reneo Intervening Event and that the Reneo Board intends to make a Reneo Board recommendation change.

A “Reneo Intervening Event” means any event, development, occurrence, circumstance, change or effect occurring after the date of the Merger Agreement that has a material positive effect on the financial condition or results of operations of Reneo and its subsidiaries taken as a whole: (i) that was not known to the Reneo Board prior to the date of the Merger Agreement, and the material consequences of which (based on facts known to members of the Reneo Board as of the date of the Merger Agreement) were not reasonably foreseeable as of the date of the Merger Agreement but become known to the Reneo Board prior to the receipt of the Reneo Stockholder Approvals, and (ii) that does not relate to any Acquisition Proposal, Acquisition Inquiry or Superior Offer; provided, however, that any event, development, occurrence, circumstance, change or effect related to any of the following will not be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Reneo Intervening Event: (A) any breach of the Merger Agreement by Reneo; (B) any event, development, occurrence, circumstance, change or effect resulting from the announcement (whether or not authorized by the parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of OnKure) or pendency of the Merger Agreement or the Proposed Transactions, including the identity of, or events, developments, occurrences, circumstances, changes or effects relating to, OnKure or any of its affiliates; (C) the fact that Reneo has exceeded or met any projections, forecasts, cost savings or earnings predictions or expectations of Reneo on or after the date of the Merger Agreement (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof); or (D) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

Reneo’s obligation to call, give notice of and hold the Reneo Special Meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal or Acquisition Inquiry, or by any Reneo Board recommendation change.

Under the Merger Agreement, subject to certain exceptions described below, OnKure has agreed that the OnKure Board may not withdraw or modify (or publicly propose to withdraw or modify) the recommendation of the OnKure Board in a manner adverse to Reneo (referred to in this proxy statement/prospectus as the “OnKure Board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the receipt of the OnKure Stockholder Approval, if (a) OnKure has received a Superior Offer that did not result from a material breach of the non-solicitation provisions of the Merger Agreement by OnKure or (b) there is an OnKure Intervening Event, the OnKure Board may make an OnKure Board recommendation change if, but only if, but only if:

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer:

•

the OnKure Board determines in good faith, after consulting with outside legal counsel, that the failure to withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

OnKure has, and has caused its financial advisor and outside legal counsel to, during the four business days prior to the OnKure Board recommendation change (the “OnKure notice period”), negotiate with Reneo in good faith (to the extent Reneo desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Reneo will have delivered to OnKure an irrevocable written offer to alter the terms or conditions of the Merger Agreement during the OnKure notice period, the OnKure Board will have determined in good faith, based on the advice of its outside legal counsel, that the failure to withdraw or modify the OnKure Board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement proposed by Reneo); provided that (x) Reneo receives written notice from OnKure confirming that the OnKure Board has determined to change its recommendation in the OnKure notice period, which notice will include a description in reasonable detail of the reasons for such OnKure Board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any OnKure notice period, Reneo will be entitled to deliver to OnKure one or more counterproposals to such Acquisition Proposal and OnKure will, and cause its representatives to, negotiate with Reneo in good faith (to the extent Reneo desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the Combined Company that OnKure stockholders would receive as a result of such potential Superior Offer), OnKure will be required to provide Reneo with notice of such material amendment and the OnKure notice period will be extended, if applicable, to ensure that at least two business days remain in the OnKure notice period following such notification during which the parties will comply again with the requirements described above, and the OnKure Board will not make an OnKure Board recommendation change prior to the end of such OnKure notice period as so extended (it being understood that there may be multiple extensions); or

(ii)

in the case of an OnKure Intervening Event (as defined below), OnKure promptly notifies Reneo, in writing, within the OnKure notice period before making an OnKure Board recommendation change, which notice will state expressly the material facts and circumstances related to the applicable OnKure Intervening Event and that the OnKure Board intends to make an OnKure Board recommendation change.

An “OnKure Intervening Event” means any event, development, occurrence, circumstance, change or effect occurring after the date of the Merger Agreement that has a material positive effect on the financial condition or results of operations of OnKure: (i) that was not known to the OnKure Board prior to the date of the Merger Agreement, and the material consequences of which (based on facts known to members of the OnKure Board as of the date of the Merger Agreement) were not reasonably foreseeable as of the date of the Merger Agreement but become known to the OnKure Board prior to the receipt of the OnKure Stockholder Approval, and (ii) that does not relate to any Acquisition Proposal, Acquisition Inquiry or Superior Offer; provided, however, that any event, development, occurrence, circumstance, change or effect related to any of the following will not be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, an OnKure Intervening Event: (A) any breach of the Merger Agreement by OnKure; (B) any event, development, occurrence, circumstance, change or effect resulting from the announcement (whether or not authorized by the parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of OnKure) or pendency of the Merger Agreement or the Proposed Transactions, including the identity of, or events, developments, occurrences, circumstances, changes or effects relating to, Reneo or any of its Affiliates; (C) the fact that OnKure has exceeded or met any projections, forecasts, cost savings or earnings predictions or expectations of OnKure on or after the date of the Merger Agreement (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof); or (D) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

Meetings of Stockholders

Reneo is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Reneo Common Stock to present one or more proposals to the stockholders in order to obtain the Reneo Stockholder Approval, including the Nasdaq Share Issuance Proposal, the Equity Plan Proposals, the Charter Amendment Proposals and such other proposals that Reneo and OnKure may mutually agree upon. The Reneo Special Meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event, but subject to the immediately following sentence, no later than 45 days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, and the prospectus related thereto has been filed and distributed, and in any event no later than two business days thereafter, OnKure is required to prepare, with the cooperation of Reneo, and cause to be mailed to its stockholders an information statement which will include (i) absent an OnKure Board recommendation change made in accordance with the Merger Agreement, the OnKure Board recommendation, (ii) a copy of the proxy statement/prospectus and (iii) the OnKure Stockholder written consent, in order to solicit the OnKure Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (a) adopting and approving the Merger Agreement and the Proposed Transactions, (b) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and (c) acknowledging that by its approval of the Mergers it is not entitled to appraisal rights with respect to its shares in connection with the Mergers and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Reasonably promptly following receipt of such consents, OnKure will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Covenants; Conduct of Business Pending the Mergers

Reneo has agreed that, except as permitted by the Merger Agreement (including actions in connection with the Concurrent PIPE Investments or in accordance with the adoption of the 2024 Plans and the termination of the Reneo ESPP in accordance with the Merger Agreement), as required by law, or unless OnKure has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, Reneo will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course of business and in material compliance with all applicable laws, and certain contracts; provided that, subject to the Merger Agreement, the ordinary course of business will include actions associated with the winding down of the Reneo legacy business.

Reneo has also agreed that, subject to certain limited exceptions, without the consent of OnKure, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities other than with respect to Reneo Options or Reneo RSUs in connection with a Reneo service provider’s termination of service in accordance with agreements in effect on the date of the Merger Agreement;

•

sell, transfer, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for the issuance of Reneo Common Stock pursuant to the Reneo ESPP in accordance with the terms thereof or upon the valid exercise or settlement of Reneo Options or Reneo RSUs outstanding on the Reneo Measurement Date in accordance with their terms, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

•

except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Proposed Transactions (including the Reverse Stock Split and the Amended Certificate of Incorporation and Amended Bylaws);

•	form any subsidiary or acquire any equity interest or other interest in any other person or enter into a joint venture with any other person;

•

(A) lend money to any person (other than routine advances of bona fide business expenses to employees of Reneo or its subsidiaries in the ordinary course of business and consistent with past practice, pursuant to Reneo’s employee benefit plans), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

•

other than as required by applicable law or the terms of Reneo’s employee benefit plans in effect as of the date of the Merger Agreement or as explicitly contemplated by the Merger Agreement: (A) adopt, establish or enter into any material employee benefit plans, including, for the avoidance of doubt, any equity award plans or (B) cause or permit the employee benefit plans to be amended, other than as required by law or permitted by the Merger Agreement;

•

other than as required by applicable law or the terms of Reneo’s employee benefit plans in effect as of the date of the Merger Agreement or as explicitly contemplated by the Merger Agreement (A) hire or engage, or offer to hire, any director, officer, employee or consultant, (B) enter into, amend or extend the term of any employment or consulting agreement with Reneo or any of its subsidiaries, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to Reneo’s employee benefit plans), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, or (D) increase or modify the severance or change of control benefits offered to any employees, directors or consultants; provided that Reneo will be permitted to, and will be permitted to cause or permit any of its subsidiaries to, undertake the actions described in clauses (B), (C) or (D) above so long as such actions are in the ordinary course of business and any liabilities, including any liabilities that would be required to be set forth on a balance sheet (or in the footnotes thereto) prepared in accordance with GAAP, incurred by or obligations imposed on Reneo or any of its subsidiaries in connection therewith are only in the form of cash payment obligations which are taken into account in the calculation of Reneo’s net cash, or (E) enter into any contract with a labor union or collective bargaining agreement (unless required by applicable law);

•

(A) acquire any material asset or (B) sell, transfer, lease, exclusively license or otherwise irrevocably dispose of any of its assets or properties or grant any lien with respect to such assets or properties;

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; or adopt or change any material accounting method in respect of taxes or change any annual tax accounting period;

•

waive, settle or compromise any pending or threatened action against Reneo or any of its subsidiaries, other than waivers, settlements or agreements which (A) do not exceed, in the aggregate, $300,000 more than the amounts covered by insurance policies, (B) do not impose any material restrictions on, or create any adverse precedent that would be material to, the operations or businesses of Reneo or its subsidiaries (including following the Mergers, OnKure and/or the Combined Company), taken as a whole, (C) do not provide for equitable relief on, or the admission of wrongdoing by Reneo or its subsidiaries, and (D) do not relate to claims, litigations, investigations or proceedings brought by a governmental entity;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material registered intellectual property;

•

other than obtaining the “tail” insurance coverage contemplated by the Merger Agreement, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy, in each case, without obtaining commercially reasonable alternatives;

•

enter into, amend, modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any contract that would have been a material contract as set forth in the Merger Agreement had it been entered into prior to the Merger Agreement;

•

(A) enter into any agreement to purchase or (B) sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property lease, sublease, license or other occupancy agreement;

•

(A) change pricing or royalties or other payments set or charged by Reneo or any of its subsidiaries to its customers or licensees, or (B) agree to increase pricing or royalties or other payments set or charged by persons who have licensed intellectual property rights to Reneo or any of its subsidiaries;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures; or

•	agree, resolve or commit to do any of the foregoing.

OnKure has agreed that, except as permitted by the Merger Agreement, as required by applicable law, or unless Reneo has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, OnKure will use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with all applicable laws and certain contracts.

OnKure has also agreed that, subject to certain limited exceptions, without the consent of Reneo, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its OnKure Capital Stock or repurchase, redeem or otherwise reacquire any shares of its OnKure Capital Stock or other securities (other than with respect to OnKure Options, OnKure RSUs and any other equity awards in connection with an OnKure service provider’s termination of service in accordance with agreements in effect on the date of the Merger Agreement);

•

sell, transfer, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any OnKure Capital Stock or other security (except for the issuance of OnKure Capital Stock upon the valid exercise or settlement of OnKure Options, OnKure RSUs and any other equity awards outstanding on the OnKure Measurement Date in accordance with their terms, as applicable or granted after the date of the Merger Agreement in the ordinary course of business), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any OnKure Capital Stock or other security (other than the grant of OnKure Options under the OnKure Equity Plans in the ordinary course of business and consistent with past practice);

•

except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, (other than pursuant to the OnKure charter amendment) or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Proposed Transactions;

•	form any subsidiary or acquire any equity interest or other interest in any other person or enter into a joint venture with any other person;

•

(A) lend money to any person (other than routine advances of bona fide business expenses to employees of OnKure in the ordinary course of business and consistent with past practice, pursuant to OnKure Equity Plans), (B) incur or guarantee any material indebtedness for borrowed money in excess of $200,000, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment other than in accordance with the Merger Agreement;

•	enter into any transaction outside the ordinary course of business for more than $500,000 in excess of the amount provided for OnKure’s forecasted operating budget;

•

acquire any material asset (other than as contemplated by OnKure’s forecasted operating budget) or sell, transfer, lease, exclusively license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties, in each case outside the ordinary course of business;

•

(A) make (other than consistent with past practice), change or revoke any material tax election, (B) file any material amendment to any tax return, (C) settle or compromise any material tax claim, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return), (E) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity, (F) or adopt or change any material accounting method in respect of taxes or change any annual tax accounting period;

•

waive, settle or compromise any pending or threatened action against OnKure, other than waivers, settlements or agreements which (A) do not exceed, in the aggregate, $300,000 more than the amounts covered by insurance policies, (B) do not impose any material restrictions on the operations or businesses of OnKure (including, following the Mergers or the surviving entity), taken as a whole, (C) do not provide for any equitable relief on, or the admission of wrongdoing by OnKure, and (D) do not relate to claims, litigation, investigations or proceedings brought by a governmental entity;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights of OnKure (other than in the ordinary course of business and consistent with past practice);

•	terminate, or fail to exercise renewal rights with respect to, any material insurance policy, in each case, without obtaining commercially reasonable alternatives;

•

enter into, materially amend, materially modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any contract that would have been a material contract had it been entered into prior to the Merger Agreement;

•

(A) materially change royalties or other payments set or charged by OnKure to its customers or licensees, or (B) agree to any material increase in royalties or other payments set or charged by persons who have licensed intellectual property rights to OnKure;

•	other than as required by law or GAAP, take any action to change accounting policies or, outside the ordinary course of business, accounting procedures; or

•	agree, resolve or commit to do any of the foregoing.

Additional Agreements

Each of Reneo and OnKure has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Mergers and the other Proposed Transactions. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Proposed Transactions;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Proposed Transactions or for such contract to not give rise to any increased, additional, accelerated or guaranteed rights or entitlements to a third party thereunder, or to remain in full force and effect following the completion of the Proposed Transactions;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Proposed Transactions; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Proposed Transactions.

Pursuant to the Merger Agreement, Reneo and OnKure have further agreed that:

•

each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental entity with respect to the Proposed Transactions, and to submit promptly any additional information requested by any such governmental entity;

•

no later than ten business days prior to the Closing Date, any purchase period then in progress under the Reneo ESPP will be shortened to end with a purchase. Reneo will use commercially reasonable efforts to terminate the Reneo ESPP as of immediately prior to the First Effective Time and use commercially reasonable efforts to ensure that (i) no new purchase periods under the Reneo ESPP will commence during the period from the date of the Merger Agreement through the Closing Date, (ii) there will be no increase in the amount of payroll deductions (or other contributions) permitted to be made by the participants under the Reneo ESPP during any current purchase periods, except those made in accordance with payroll deduction elections that are in effect as of the date of the Merger Agreement, (iii) there will be no grants of new purchase rights under the Reneo ESPP from the date of the Merger Agreement through the Closing Date, and (iv) no individuals shall commence participation in the Reneo ESPP during the period from the date of the Merger Agreement through the Closing Date; and

•

Reneo will give OnKure prompt (but no later than within two business days) written notice of any “demand letter” or any litigation initiated, or threatened in writing against Reneo and/or its directors relating to the Merger Agreement or the Proposed Transactions (the “transaction litigation”) (including by providing copies of all pleadings with respect thereto) and keep OnKure reasonably informed with respect to the status thereof. Reneo will (i) give OnKure, at its sole cost and expense, the opportunity to participate in, but not control, the defense, settlement or prosecution of any transaction litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided, that Reneo and OnKure will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with OnKure with respect to the defense, settlement and prosecution of any transaction litigation, (iii) consider in good faith OnKure’s advice with respect to such transaction litigation, and (iv) not settle or consent or agree to settle or compromise any transaction litigation without OnKure’s prior written consent (which such consent shall not be unreasonably withheld, conditioned or delayed).

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, Reneo and NewCo agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the First Effective Time, a director or officer of Reneo or OnKure, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Reneo, Reneo’s subsidiaries or of OnKure, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under applicable law. From and after the First Effective Time, Reneo and NewCo will also fulfill Reneo’s, Reneo’s subsidiaries’ and OnKure’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the First Effective Time, a director or officer of Reneo, Reneo’s subsidiaries or OnKure, respectively.

The Merger Agreement also provides that the provisions of the Reneo Certificate of Incorporation and Reneo Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Reneo that are presently set forth in the Reneo Certificate of Incorporation and Reneo Bylaws will not be amended, modified or repealed for a period of six years from the First Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the First Effective Time, were officers or directors of Reneo, unless such modification is required by applicable law. The Amended Certificate of Incorporation and the Amended Bylaws will contain, and Reneo will cause the Amended Certificate of Incorporation and the Amended Bylaws to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Reneo Certificate of Incorporation and Reneo Bylaws.

From and after the First Effective Time, Reneo will maintain director and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Reneo. In addition, Reneo will secure and purchase a six year “tail policy” on Reneo’s existing directors’ and officers’ liability insurance policy with an effective date as of the First Effective Time.

Termination

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the First Effective Time, whether before or after obtaining the OnKure Stockholder Approval or the Reneo Stockholder Approval (unless otherwise specified in the Merger Agreement), as set forth below:

(a)	by mutual written consent of Reneo and OnKure;

(b)	by either Reneo or OnKure if the First Merger has not been completed by November 10, 2024 (subject to possible extension as provided in the Merger Agreement, the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to OnKure or Reneo if such party’s (or in the case of Reneo, the Merger Subs’) action or failure to act has been a principal cause of the failure of the First Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that the First Merger has not been completed by the End Date and such failure to consummate the Mergers has been caused by SEC not declaring effective under the Securities Act the registration statement on Form S-4, of which this proxy statement/prospectus is a part, sufficiently in advance thereof, then without any action of the parties, the End Date will automatically extend for an additional 90 days;

(c)

by either Reneo or OnKure if a court of competent jurisdiction or other governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Proposed Transactions;

(d)

by Reneo if the OnKure Stockholder Approval has not been delivered to Reneo within five business days after the registration statement on Form S-4, of which this proxy statement/prospectus is a part, is declared effective under the Securities Act; provided, however, that once the OnKure Stockholder Approval has been obtained, Reneo may not terminate the Merger Agreement for failure to obtain the OnKure Stockholder Approval within such five business day period;

(e)

by either Reneo or OnKure if (i) the Reneo Special Meeting has been held and completed and the Reneo Stockholders have taken a final vote on the Reneo Stockholder Matters and (ii) the Reneo Stockholder Approval has not been obtained at the Reneo Special Meeting; provided, however, that the right to terminate the Merger Agreement will not be available to Reneo where the failure to obtain the Reneo Stockholder Approval has been caused by the action or failure to act of Reneo and such action or failure to act constitutes a material breach by Reneo of the Merger Agreement;

(f)	by OnKure (at any time prior to obtaining the Reneo Stockholder Approval) if any of the following circumstances will have occurred (each a “Reneo Triggering Event”):

•	Reneo has failed to include in this proxy statement/prospectus the Reneo Board’s recommendation that Reneo Stockholders approve the Reneo Stockholder Matters;

•	the Reneo Board or any committee thereof has made a Reneo Board recommendation change or approved, endorsed or recommended any acquisition proposal;

•

Reneo has entered into any letter of intent or similar document or any contract relating to any acquisition proposal (other than a confidentiality agreement permitted pursuant to the Merger Agreement); or

•

unless otherwise requested by OnKure, Reneo fails to publicly and without qualification recommend against any acquisition proposal within ten business days after OnKure so requests in writing; provided that OnKure may only make such request once with respect to any particular acquisition proposal or any material publicly announced or disclosed amendment or modification thereto;

(g)

provided that OnKure will only be permitted to effect such termination of the Merger Agreement pursuant to this provision within ten business days after the occurrence of a Reneo Triggering Event; by Reneo (at any time prior to obtaining the OnKure Stockholder Approval) if any of the following circumstances has occurred (each a “OnKure Triggering Event”); provided that Reneo will only be permitted to effect such termination of the Merger Agreement pursuant to this provision within ten business days after the occurrence of an OnKure Triggering Event:

•	the OnKure Board or any committee thereof has made a OnKure Board recommendation change or approved, endorsed or recommended any acquisition proposal; or

•	OnKure has entered into any letter of intent or similar document or any contract relating to any acquisition proposal;

(h)

by OnKure, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Reneo, Merger Sub I or Merger Sub II or if any representation or warranty of Reneo, Merger Sub I or Merger Sub II has become inaccurate, in either case, such that certain conditions to completing the First Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that OnKure is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further that if such inaccuracy in Reneo’s, Merger Sub I’s or Merger Sub II’s representations and warranties or breach by Reneo, Merger Sub I or Merger Sub II is curable by Reneo, Merger Sub I or Merger Sub II, then the Merger Agreement may not be terminated pursuant to this provision as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from OnKure to Reneo, Merger Sub I or Merger Sub II of such breach or inaccuracy and its intention to terminate pursuant to this paragraph and (ii) Reneo, Merger Sub I or Merger Sub II (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from OnKure to Reneo, Merger Sub I or Merger Sub II of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this provision as a result of such particular breach or inaccuracy if such breach by Reneo, Merger Sub I or Merger Sub II is cured prior to such termination becoming effective); or

(i)

by Reneo, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by OnKure or if any representation or warranty of OnKure has become inaccurate, in either case, such that certain conditions to completing the First Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Reneo is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further that if such inaccuracy in OnKure’s representations and warranties or breach by OnKure is curable by OnKure, then the Merger Agreement may not terminate pursuant to this provision as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Reneo to OnKure of such breach or inaccuracy and its intention to terminate pursuant to this paragraph, and (ii) OnKure ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Reneo to OnKure of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this provision as a result of such particular breach or inaccuracy if such breach by OnKure is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement must give a notice of such termination to the other party specifying the provisions thereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Termination Fees Payable by Reneo

Reneo must pay OnKure a termination fee of $3.0 million (the “Reneo Termination Fee”), if (A) (i) the Merger Agreement is terminated by Reneo or OnKure under the circumstances described in clause (b) under “—Termination of the Merger Agreement” (and the Reneo Stockholder Approval has not been obtained), by Reneo under the circumstances described in clause (e) under “—Termination of the Merger Agreement”, or by OnKure under the circumstances described in clause (h) under “The Merger Agreement—Termination—Termination of the Merger Agreement”, (ii) at any time after the date of the Merger Agreement and prior to the receipt of the Reneo Stockholder Approval, an acquisition proposal with respect to Reneo has been publicly announced, disclosed or otherwise communicated to the Reneo Board (and has not been withdrawn prior to such termination), and (iii) within 12 months after the date of such termination, Reneo enters into a definitive agreement with respect to a subsequent acquisition transaction or consummates a subsequent acquisition transaction; or (B) the Merger Agreement is terminated by OnKure under the circumstances described in clause

(f) under “—Termination of the Merger Agreement” (or if, at the time the Merger Agreement is terminated, OnKure had the right to terminate the Merger Agreement under such circumstances), within five business days after termination.

If Reneo fails to pay the Reneo Termination Fee when due and payable, Reneo must (i) reimburse OnKure for reasonable costs and expenses incurred in connection with the collection of such overdue amount and the enforcement of OnKure’s right to receive the Reneo Termination Fee and (ii) pay interest on such overdue amount.

Termination Fees Payable by OnKure

OnKure must pay Reneo a termination fee of $3.0 million (the “OnKure Termination Fee”), if (A) (i) the Merger Agreement is terminated by Reneo or OnKure under the circumstances described in clause (b) under “—Termination of the Merger Agreement” (and the OnKure Stockholder Approval has not been obtained), by Reneo or OnKure under the circumstances described in clause (d) under “—Termination of the Merger Agreement”, or by Reneo under the circumstances described in clause (i) under “—Termination of the Merger Agreement”, and (ii) at any time after the date of the Merger Agreement and prior to the Required OnKure Stockholder Approval, an acquisition proposal with respect to OnKure will have been publicly announced, disclosed or otherwise communicated to the OnKure Board (and will not have been withdrawn prior to such termination), and (iii) within 12 months after the date of such termination, OnKure enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or (B) Reneo terminates the Merger Agreement under the circumstances described in clause (g) under “—Termination of the Merger Agreement” (or if, at the time the Merger Agreement is terminated, Reneo had the right to terminate the Merger Agreement under such circumstances), within five business days after termination.

If OnKure fails to pay the OnKure Termination Fee when due and payable, OnKure must (i) reimburse Reneo for reasonable costs and expenses incurred in connection with the collection of such overdue amount and the enforcement of Reneo’s right to receive the OnKure Termination Fee and (ii) pay interest on such overdue amount.

Amendment and Waiver

The Merger Agreement may be amended, modified or supplemented at any time, whether before or after the OnKure Stockholder Approval or the Reneo Stockholder Approval have been obtained; provided, however, that after the OnKure Stockholder Approval and the Reneo Stockholder Approval have been obtained, no amendment will be made that pursuant to applicable law requires further approval or adoption by the OnKure Stockholders or Reneo Stockholders, as applicable, without such further approval or adoption.

Each of Reneo, Merger Sub I, Merger Sub II and OnKure may, to the extent permitted by applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement; provided, however, that after the OnKure Stockholder Approval or the Reneo Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the OnKure Stockholders or Reneo Stockholders, as applicable, without such further approval or adoption.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, except (i) as described above in the section entitled “—Termination” beginning on page 181 of this proxy statement/prospectus, (ii) OnKure will pay (a) 50% of the fees incurred with respect to any governmental filings required to be made, or consents to be obtained, in connection with the transactions contemplated by the Merger Agreement, and (b) 50% of any transfer taxes payable in connection with the transactions contemplated by the

Merger Agreement; and (iii) Reneo will pay (a) 50% of the fees incurred with respect to any governmental filings required to be made, or consents to be obtained, in connection with the transactions contemplated by the Merger Agreement, (b) the costs, fees and expenses incurred in relation to the printing and filing with the SEC of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, (c) the fees and expenses payable to the Exchange Agent in connection with the transactions contemplated by the Merger Agreement, and (d) 50% of any transfer taxes payable in connection with the transactions contemplated by the Merger Agreement.

AGREEMENTS RELATED TO THE MERGERS

Support Agreements

Concurrently and in connection with the execution of the Merger Agreement, (i) certain stockholders of Reneo holding approximately 28.2% of the outstanding shares of Reneo Common Stock entered into the Reneo Support Agreements with Reneo and OnKure, to vote all of their shares of Reneo Common Stock in favor of the approval of each of the Nasdaq Share Issuance Proposal, the Charter Amendment Proposals and the Equity Plan Proposal, and (ii) certain stockholders of OnKure (solely in their respective capacities as OnKure stockholders) holding approximately 98.3% of the outstanding shares of OnKure Preferred Stock and approximately 77.3% of the outstanding shares of OnKure Capital Stock entered into OnKure Support Agreements with Reneo and OnKure, pursuant to which such stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of OnKure Capital Stock in favor of the adoption of the Merger Agreement.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Support Agreements, which are attached hereto as Annex D and Annex E.

Subscription Agreements and the Concurrent PIPE Investments

On May 10, 2024, concurrently with the execution of the Merger Agreement, Reneo entered into the Subscription Agreement with the PIPE Investors, pursuant to which Reneo agreed to sell shares of NewCo Class A Common Stock for an aggregate purchase price of approximately $65.0 million, which amount may be increased to up to $85.0 million through additional subscriptions from additional PIPE Investors. The closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing. Following the completion of the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, the pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding any shares reserved under the 2024 Plans).

Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain executive officers and the directors of OnKure, certain stockholders of OnKure and the directors of Reneo that are expected to remain on the NewCo Board following the completion of the Mergers, entered into the Lock-Up Agreements with Reneo and OnKure, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer their shares of NewCo Common Stock, for the 180-day period following the completion of the Mergers.

The Reneo Stockholders who have executed Lock-Up Agreements as of May 10, 2024, owned in the aggregate approximately 28.2% of the shares of Reneo Common Stock, excluding any Reneo Common Stock issuable upon (i) exercise of Reneo Options held by such individuals or (ii) settlement of Reneo RSUs held by such individuals. Following the First Effective Time, the NewCo stockholders who will be subject to Lock-Up Agreements are expected to own in the aggregate approximately  % of the outstanding NewCo Class A Common Stock and approximately  % of the outstanding NewCo Class B Common Stock, representing approximately  % of the outstanding NewCo Common Stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex F.

MATTERS BEING SUBMITTED TO A VOTE OF RENEO STOCKHOLDERS

Proposal No. 1: Approval, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers.

Immediately after the Mergers and after giving effect to the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, the pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding any shares reserved under the 2024 Plans), subject to certain assumptions, including, but not limited to, Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date of the Mergers being $60.0 million and a subscription amount of $65.0 million in the Concurrent PIPE Investments. The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

Nasdaq Listing Rule 5635(a) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into or exercisable for common stock) in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering for cash, and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The potential issuance of the shares of NewCo Common Stock in the Mergers will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a), Reneo must obtain the approval of Reneo Stockholders for the issuance of these shares of NewCo Common Stock in the Mergers.

Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Reneo must obtain the approval of Reneo Stockholders for the potential change in control of Reneo resulting from the Mergers.

The terms of, reasons for and other aspects of the Merger Agreement, the Mergers, the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the resulting change of control are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Vote Required

The affirmative vote of a majority in voting power of the votes cast by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 1. Abstentions and broker non-votes will have no effect on Proposal No. 1.

Recommendation of Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE, FOR PURPOSES OF NASDAQ LISTING RULE 5635(a) AND (b), THE ISSUANCE OF SHARES OF NEWCO COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT AND THE CHANGE OF CONTROL OF RENEO RESULTING FROM THE MERGERS. THE MERGERS CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2, 3 AND 4, WHICH CONSTITUTE THE REQUIRED RENEO STOCKHOLDER APPROVALS. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Proposal No. 2: Approval, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors pursuant to the terms of the Subscription Agreement

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors pursuant to the terms of the Subscription Agreement, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of NewCo Class A Common Stock outstanding on the date of the execution of the Subscription Agreement.

Upon the completion of the Concurrent PIPE Investments, Reneo expects to issue, in the aggregate, an estimated 29,411,764 shares of NewCo Class A Common Stock to the PIPE Investors, which amount may be increased to an estimated 38,461,538 shares of NewCo Class A Common Stock.

Nasdaq Listing Rule 5635(d) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in a transaction other than a public offering at a price less than the “minimum price” which either alone or together with sales by officers, directors or substantial stockholders of the company equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. For Nasdaq purposes, “minimum price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Reneo expects that the Concurrent PIPE Investments will result in an issuance below the “minimum price” and would result in the issuance by Reneo of 20% or more of the outstanding NewCo Class A Common Stock. Accordingly, to ensure compliance with Nasdaq Listing Rule 5635(d), Reneo must obtain the approval of the Reneo Stockholders for the proposed Concurrent PIPE Investments, which will entail an issuance of NewCo Class A Common Stock that amounts to 20% or more of the Reneo Common Stock below the “minimum price.” For more information regarding the Concurrent PIPE Investments, see the section entitled “Agreements Related to the Mergers—Subscription Agreements and the Concurrent PIPE Investments” beginning on page 186 of this proxy statement/prospectus.

Vote Required

The affirmative vote of a majority in voting power of the votes cast by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 2. Abstentions and broker non-votes will have no effect on Proposal No. 2.

Recommendation of Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE, FOR PURPOSES OF NASDAQ LISTING RULE 5635(D), THE ISSUANCE OF SHARES OF NEWCO CLASS A COMMON STOCK TO THE PIPE INVESTORS PURSUANT TO THE TERMS OF THE SUBSCRIPTION AGREEMENT. THE MERGERS CANNOT BE COMPLETED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2, 3 AND 4, WHICH CONSTITUTE THE REQUIRED RENEO STOCKHOLDER APPROVALS. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Proposal No. 3: Approval of the Amended Certificate of Incorporation, which, as of the First Effective Time, will amend and restate the Reneo Certificate of Incorporation

General

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve the adoption of the Amended Certificate of Incorporation, in the form attached to this proxy statement/prospectus as Annex B. In the judgment of the Reneo Board, the Amended Certificate of Incorporation is necessary to adequately address the needs of the Combined Company following the completion of the Proposed Transactions.

If the Proposed Transactions are to be completed, Reneo will amend and restate the Reneo Certificate of Incorporation by filing the Amended Certificate of Incorporation, as an attachment to the applicable certificate of merger, with the Secretary of State of the State of Delaware at the First Effective Time.

Comparison of the Reneo Certificate of Incorporation to the Amended Certificate of Incorporation and Reasons for the Amendments

See the section entitled “Comparison of Stockholders’ Rights” for a summary of certain proposed changes between the Reneo Certificate of Incorporation and the Amended Certificate of Incorporation, which is qualified by reference to the complete text of the Amended Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Amended Certificate of Incorporation in its entirety for a more complete description of its terms.

The Amended Certificate of Incorporation was negotiated as part of the Mergers. The change in name of Reneo Pharmaceuticals, Inc. to OnKure Therapeutics, Inc. is desirable to reflect the Mergers and the combined business going forward. The division of common stock into two classes is desirable to effectuate the desired Merger Consideration and post-Mergers capital structure.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Reneo Common Stock on the record date for the Reneo Special Meeting entitled to vote on the matter is required for approval of Proposal No. 3. Abstentions and broker non-votes will have the same effect as votes “AGAINST” Proposal No. 3.

Recommendation of Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDED CERTIFICATE OF INCORPORATION. THE MERGERS CANNOT BE COMPLETED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2, 3 AND 4, WHICH CONSTITUTE THE REQUIRED RENEO STOCKHOLDER APPROVALS. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Proposal No. 4: Approval of an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time

General

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to allow for the amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split of all of the then-outstanding shares of Reneo Common Stock by a ratio in the range of not less than 1-for-     and not greater than 1-for     . The proposal provides that the Reneo Board shall have sole discretion pursuant to Section 242(c) of the DGCL to elect, as it determines to be in Reneo’s best interests and as agreed to by OnKure, whether or not to effect the Reverse Stock Split with the implementation and timing of such Reverse Stock Split to be at or prior to the First Effective Time (and, in any event, prior to December 31, 2024), or to abandon it. Should the Reneo Board proceed with the Reverse Stock Split, the exact ratio shall be set at a whole number within the above range as determined by OnKure (in consultation with Reneo and subject to the approval of the Reneo Board, such approval not to be unreasonably withheld, conditioned or delayed). The Reneo Board believes that the availability of alternative reverse stock split ratios will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for Reneo, the Combined Company and its stockholders.

In determining whether to implement the Reverse Stock Split following the receipt of stockholder approval, the Reneo Board may consider, among other things, factors such as:

•	the historical trading price and trading volume of Reneo Common Stock;

•

the then prevailing trading price and trading volume of Reneo Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for Reneo Common Stock and NewCo Class A Common Stock;

•	the ability to have shares of Reneo Common Stock and NewCo Class A Common Stock remain listed on Nasdaq;

•	the anticipated impact of the Reverse Stock Split on Reneo’s ability to raise additional financing; and

•	prevailing general market and economic conditions.

If the Reneo Board determines that effecting the Reverse Stock Split is in Reneo’s best interest, the Reverse Stock Split will become effective upon filing of an amendment to the Reneo Certificate of Incorporation with the Secretary of State of the State of Delaware. The amendment filed thereby will set forth the number of shares of outstanding Reneo Common Stock to be combined into one share of Reneo Common Stock within the limits set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will generally hold the same percentage of outstanding Reneo Common Stock immediately following the Reverse Stock Split as such stockholder holds immediately prior to the Reverse Stock Split.

The text of the form of amendment to the Reneo Certificate of Incorporation (the “Reverse Stock Split Certificate of Amendment”), which would be filed with the Secretary of State of the State of Delaware to effect the Reverse Stock Split, is set forth in Annex K to this proxy statement/prospectus. The text of the Reverse Stock Split Certificate of Amendment accompanying this proxy statement/prospectus is, however, subject to amendment to reflect the exact ratio for the Reverse Stock Split and any changes that may be required by the office of the Secretary of State of the State of Delaware or that the Reneo Board may determine to be necessary or advisable ultimately to comply with applicable law and to effect the Reverse Stock Split.

The Reneo Board believes that approval of the amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split is in the best interests of Reneo and its stockholders and has unanimously recommended that the proposed amendment be presented to Reneo Stockholders for approval.

Reneo Board Discretion to Implement or Abandon the Reverse Stock Split

The Reverse Stock Split will be effected, if at all, only upon a determination by the Reneo Board that the Reverse Stock Split (with a Reverse Stock Split determined by OnKure in consultation with Reneo and subject to the approval of the Reneo Board as described above) is in Reneo’s best interest. Such determination shall be based upon certain factors, including those identified above. No further action on the part of stockholders would be required to either implement or abandon the Reverse Stock Split. If Reneo Stockholders approve the proposal, and the Reneo Board determines to effect the Reverse Stock Split, Reneo would communicate to the public, prior to the Effective Date (as defined below), additional details regarding the Reverse Stock Split, including the specific ratio selected by OnKure and the Reneo Board.

If the Reneo Board does not implement the Reverse Stock Split prior to December 31, 2024, the authority granted in this proposal to implement the Reverse Stock Split will terminate. The Reneo Board reserves its right to elect not to proceed with the Reverse Stock Split if it determines, in its sole discretion, that this proposal is no longer in Reneo’s best interest.

Effective Date

If the proposed amendment to the Reneo Certificate of Incorporation to give effect to the Reverse Stock Split is approved at the Reneo Special Meeting and the Reneo Board determines to effect the Reverse Stock Split, the Reverse Stock Split will become effective as of a date and time to be determined by the Reneo Board that will be specified in the Reverse Stock Split Certificate of Amendment (the “Effective Date”). It is currently contemplated that the Reneo Board will effect the Reverse Stock Split such that the Effective Date immediately precedes the First Effective Time. Except as explained below with respect to fractional shares, each issued share of Reneo Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Reneo Common Stock based on the Reverse Stock Split ratio within the approved range determined by the Reneo Board.

Principal Effects of the Reverse Stock Split

Reneo Common Stock. If this proposal is approved by the Reneo Stockholders at the Reneo Special Meeting and the Reneo Board determines to effect the Reverse Stock Split and thus amend the Reneo Certificate of Incorporation, Reneo will file a certificate of amendment to the Reneo Certificate of Incorporation with the Secretary of State of the State of Delaware. Except for adjustments that may result from the treatment of fractional shares of Reneo Common Stock as described below, each issued share of Reneo Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Reneo Common Stock based on the Reverse Stock Split ratio within the approved range and as determined by OnKure (in consultation with Reneo and subject to the approval of the Reneo Board, with such approval not to be unreasonably withheld, conditioned or delayed). In addition, proportional adjustments will be made to the maximum number of shares of Reneo Common Stock issuable under, and other terms of, Reneo’s equity compensation plans, as well as to the number of shares of Reneo Common Stock issuable under, and, as applicable, the exercise price of, outstanding awards under such equity compensation plans.

Except for adjustments that may result from the treatment of fractional shares of Reneo Common Stock as described below, because the Reverse Stock Split would apply to all issued and outstanding shares of Reneo Common Stock, the proposed Reverse Stock Split would generally not alter the relative rights and preferences of Reneo’s existing stockholders nor affect any stockholder’s proportionate equity interest in Reneo. For example, a holder of two percent (2%) of the voting power of the outstanding shares of Reneo Common Stock immediately prior to the effectiveness of the Reverse Stock Split will generally continue to hold two percent (2%) of the voting power of the outstanding shares of Reneo Common Stock immediately after the Reverse Stock Split. Moreover, the number of stockholders of record will not be affected by the Reverse Stock Split. The amendment to the Reneo Certificate of Incorporation itself would not change the number of authorized shares of Reneo

Common Stock. Accordingly, the Reverse Stock Split will have the effect of creating additional unreserved shares of authorized Reneo Common Stock. Although at present Reneo has no current arrangements or understandings providing for the issuance of the additional shares of Reneo Common Stock that would be made available for issuance upon effectiveness of the Reverse Stock Split, other than those shares needed to satisfy the exercise or settlement of outstanding awards under its equity compensation plans, these additional shares of Reneo Common Stock may be used by Reneo for various purposes in the future without further stockholder approval.

Effect on Equity Incentive Plans and Outstanding Stock Options and Restricted Stock Unit Awards. In accordance with the terms of each of the Reneo Equity Plans, the Reneo Board (or a committee thereof, as applicable), will adjust, with respect to each Reneo Equity Plan, (i) the number of shares of Reneo Common Stock available for issuance under such plan, (ii) the number of shares of Reneo Common Stock underlying outstanding awards granted pursuant to (or otherwise subject to the terms of) such plan (rounded down to the nearest whole share on an award-by-award basis), and (iii) the per-share exercise price of outstanding Reneo Options granted pursuant to (or otherwise subject to the terms of) such plan (rounded up to the nearest whole cent), in each case, based on the Reverse Stock Split ratio determined by the Reneo Board, as further described above. In addition, the Reneo Board (or a committee thereof, as applicable) will adjust any other terms of the Reneo Equity Plans and outstanding equity awards subject to the terms of such plans as necessary to appropriately reflect the Reverse Stock Split.

The adjustments described in this section result in approximately the same aggregate price being required to be paid in connection with the exercise of any Reneo Options and in approximately the same value of shares of Reneo Common Stock being delivered upon exercise or settlement of each Reneo Option and Reneo RSU, as applicable. As of the date hereof, there are no purchase rights currently outstanding under the Reneo ESPP and, in accordance with the terms of the Merger Agreement, the Reneo Board has adopted resolutions prohibiting new participants from entering the Reneo ESPP, as well as grants of new purchase rights, or commencement of any new purchase periods, under such plan.

As further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration”, OnKure Options and OnKure RSUs that are outstanding as of immediately prior to the First Effective Time are being assumed and converted into Converted NewCo Options and Converted NewCo RSUs, respectively, at the First Effective Time. Accordingly, because the Reverse Stock Split will be effected, if at all, at or prior to the First Effective Time, the impact of the Reverse Stock Split on such awards will be reflected automatically through the application of the Exchange Ratios to such awards.

Similarly, because the 2024 Plans will be effective as of Closing, the Reverse Stock Split—which will be effected, if at all, at or prior to the First Effective Time—will have no impact on such plans or any new awards granted thereunder.

Listing. Shares of Reneo Common Stock currently trade on the Nasdaq Global Market. The Reverse Stock Split will not directly affect the listing of Reneo Common Stock on the Nasdaq Global Market, although Reneo believes that the Reverse Stock Split could potentially increase the stock price. Following the Reverse Stock Split (and without giving effect to the completion of the other Proposed Transactions), Reneo Common Stock will continue to be listed on the Nasdaq Global Market under the symbol “RPHM,” although Reneo Common Stock would have a new committee on uniform securities identification procedures (“CUSIP”) number, a number used to identify Reneo Common Stock.

“Public Company” Status. Reneo Common Stock is currently registered under Section 12(b) of the Exchange Act, and Reneo is subject to the “public company” periodic reporting and other requirements of the Exchange Act. The proposed Reverse Stock Split will not affect Reneo’s status as a public company or this registration under the Exchange Act. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd Lot Transactions. It is likely that some Reneo Stockholders will own “odd-lots” of fewer than 100 shares of Reneo Common Stock following the Reverse Stock Split. A purchase or sale of fewer than 100 shares of Reneo Common Stock (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those stockholders who own fewer than 100 shares of Reneo Common Stock following the Reverse Stock Split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their shares of Reneo Common Stock.

Authorized but Unissued Shares; Potential Anti-Takeover Effects. Prior to giving effect to the Reverse Stock Split, the Reneo Certificate of Incorporation authorizes 200,000,000 shares of Reneo Common Stock and 10,000,000 shares of preferred stock. The Reverse Stock Split would not change the number of authorized shares of the Reneo Common Stock or preferred stock as designated, in each case immediately prior to the Reverse Stock Split. Therefore, because the number of issued and outstanding shares of Reneo Common Stock would decrease, the number of shares of Reneo Common Stock remaining available for issuance by us in the future would increase.

Such additional shares of Reneo Common Stock would be available for issuance from time to time for corporate purposes such as issuances of Reneo Common Stock in connection with capital-raising transactions and acquisitions of companies or other assets, as well as for issuance upon conversion or exercise of securities such as convertible preferred stock, convertible debt, warrants or options convertible into or exercisable for Reneo Common Stock. Reneo believes that the availability of the additional shares of Reneo Common Stock will provide Reneo with the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond effectively in a changing corporate environment. For example, Reneo may elect to issue shares of Reneo Common Stock to raise equity capital, to make acquisitions through the use of stock, to establish strategic relationships with other companies, to adopt additional employee benefit plans or reserve additional shares of Reneo Common Stock for issuance under such plans, where the Reneo Board determines it advisable to do so, without the necessity of soliciting further stockholder approval, subject to applicable stockholder vote requirements under Delaware Law and Nasdaq rules. If Reneo issues additional shares of Reneo Common Stock for any of these purposes, the aggregate ownership interest of Reneo’s current stockholders, and the interest of each such existing stockholder, would be diluted, possibly substantially.

The additional shares of Reneo Common Stock that would become available for issuance upon an effective Reverse Stock Split could also be used by Reneo to oppose a hostile takeover attempt or delay or prevent a change of control or changes in or removal of Reneo’s management, including any transaction that may be favored by a majority of Reneo Stockholders or in which Reneo Stockholders might otherwise receive a premium for their shares of Reneo Common Stock over then-current market prices or benefit in some other manner. Although the increased proportion of authorized but unissued shares of Reneo Common Stock to issued shares of Reneo Common Stock could, under certain circumstances, have an anti-takeover effect, the Reverse Stock Split is not being proposed to respond to a hostile takeover attempt or to an attempt to obtain control of Reneo, other than in connection with the Proposed Transactions.

Fractional Shares

Reneo will not issue fractional certificates for post-Reverse Stock Split shares of Reneo Common Stock in connection with the Reverse Stock Split. To the extent any holders of pre-Reverse Stock Split shares of Reneo Common Stock are entitled to fractional shares of Reneo Common Stock as a result of the Reverse Stock Split, Reneo will round up and issue an additional share to all holders of fractional shares of Reneo Common Stock. With respect to any outstanding equity awards that are adjusted in connection with the Reverse Stock Split, any fractional shares covered by such award following such adjustment will be rounded down to the nearest whole share.

No Dissenters’ Rights

Under Delaware Law, Reneo Stockholders would not be entitled to dissenters’ rights or rights of appraisal in connection with the implementation of the Reverse Stock Split, and Reneo will not independently provide Reneo Stockholders with any such rights.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, stockholders should consider the risks associated with the implementation of the Reverse Stock Split described in the section entitled “Risk Factors—Risks Related to the Reverse Stock Split” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) of Reneo Common Stock in connection with the Reverse Stock Split. This section applies only to persons that hold their Reneo Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). With respect to any holder of Reneo Common Stock whose shares were subject to vesting restrictions at the time such shares were acquired, the discussion assumes that a valid election pursuant to Section 83(b) of the Code was made with respect to such shares. This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•

real estate investment trusts, regulated investment companies, tax-exempt organizations or governmental organizations, and qualified foreign pension funds (or entities wholly owned by one or more qualified foreign pension funds);

•

pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies treated as such for U.S. federal income tax purposes (and investors therein);

•	persons who hold their shares as part of a straddle, hedge, wash sale, synthetic security, constructive sale, conversion transaction or other integrated transaction;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders (as defined below);

•	persons that actually or constructively own five percent or more of Reneo voting shares or five percent or more of the total value of all classes of shares of Reneo;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of Reneo Common Stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Reneo Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Reneo Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•

persons who acquired their shares of Reneo Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion right under convertible instruments; and

•	expatriates and former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

No ruling from the IRS or opinion of counsel has been or will be requested in connection with the Reverse Stock Split. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Reneo Common Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Reneo Common Stock and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of the Reverse Stock Split to them.

As used herein, a “U.S. holder” is a beneficial owner of Reneo Common Stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code).

In addition, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are effectuated in connection with the Reverse Stock Split.

HOLDERS OF RENEO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The proposed Reverse Stock Split is expected to constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder should not recognize gain or loss upon the proposed Reverse Stock Split. A U.S. holder’s aggregate adjusted tax basis in the shares of Reneo Common Stock received pursuant to the proposed Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of the Reneo Common Stock surrendered, and such U.S. holder’s holding period in the shares of Reneo Common Stock received should include the holding period in the shares of Reneo Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Reneo Common Stock surrendered to the shares of Reneo Common Stock received in a recapitalization such as the proposed Reverse Stock Split. U.S. holders of shares of Reneo Common Stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

Tax Reporting Regarding the Reverse Stock Split

U.S. holders who owned at least five percent (by vote or value) of the total outstanding stock of Reneo or who owned securities in Reneo with a basis of $1.0 million or more are required to attach a statement to their tax returns for the year in which the Reverse Stock Split is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in the U.S. holder’s Reneo Common Stock and the fair market value of such shares.

Information Reporting and Backup Withholding

The issuance of shares of Reneo Common Stock pursuant to the Reverse Stock Split may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding at the current rate of 24%, each U.S. holder of Reneo Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of Reneo Common Stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

This discussion of material U.S. federal income tax consequences of the Reverse Stock Split is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the Reverse Stock Split to you may be complex and will depend on your specific situation and on factors that are not within Reneo’s or OnKure’s knowledge or control. You should consult your own tax advisors with respect to the application of U.S. federal income tax laws to your specific situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Accounting Consequences

Following the Effective Date of the Reverse Stock Split, if any, the net income or loss and net book value per share of Reneo Common Stock will be increased because there will be fewer shares of Reneo Common Stock outstanding. Reneo does not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

Effect on Registered “Book-Entry” Holders of Reneo Common Stock

Reneo’s registered stockholders hold their shares electronically in book-entry form with the Transfer Agent. Stockholders do not have stock certificates evidencing their ownership of Reneo Common Stock. They are, however, provided with a statement reflecting the number of shares of Reneo Common Stock registered in their accounts.

If you hold registered shares of Reneo Common Stock in book-entry form, you do not need to take any action to receive your post-Reverse Stock Split shares of Reneo Common Stock in registered book-entry form.

If you are entitled to post-Reverse Stock Split shares of Reneo Common Stock, a transaction statement will automatically be sent to your address of record by the Transfer Agent as soon as practicable after the Effective Date indicating the number of shares of Reneo Common Stock that you hold.

Upon the implementation of the Reverse Stock Split, Reneo intends to treat shares held by stockholders through a bank, broker, custodian, or other nominee in the same manner as registered stockholders whose shares are registered directly in their names with the Transfer Agent. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Reneo Common Stock in street name. However, these banks, brokers, custodians, or other nominees may have different procedures for processing the Reverse Stock Split. Stockholders who hold Reneo Common Stock with a bank, broker, custodian, or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians, or other nominees.

Interests of Directors and Executive Officers

Reneo’s directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of Reneo Common Stock and equity awards granted to them under Reneo’s equity incentive plans.

Vote Required

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 4. Abstentions and broker non-votes will have no effect on Proposal No. 4.

Recommendation of Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO THE RENEO CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT. THE MERGERS CANNOT BE COMPLETED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2, 3 AND 4, WHICH CONSTITUTE THE REQUIRED RENEO STOCKHOLDER APPROVALS. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Proposal No. 5: Approval of the 2024 Equity Incentive Plan

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve NewCo’s equity incentive plan, referred to as the OnKure Therapeutics, Inc. 2024 Equity Incentive Plan, or the 2024 Equity Incentive Plan. The 2024 Equity Incentive Plan is being adopted in connection with the Mergers and will become effective as of the First Effective Time (subject to approval by Reneo Stockholders). If our stockholders approve the 2024 Equity Incentive Plan, the Reneo 2021 Equity Incentive Plan, as amended (the “Reneo 2021 Plan”), will terminate as of immediately prior to the First Effective Time and no awards will be granted under the Reneo 2021 Plan following its termination. The 2024 Equity Incentive Plan, if approved by our stockholders, will allow NewCo to provide equity awards as part of NewCo’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote NewCo’s business and increased stockholder value.

Both the Reneo Board and OnKure Board and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the 2024 Equity Incentive Plan increase NewCo’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, helps NewCo to recruit, reward, motivate, and retain talented personnel. Both the Reneo Board and OnKure Board and their respective compensation committees believe that the approval of the 2024 Equity Incentive Plan is essential to NewCo’s continued success, and in particular, NewCo’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which NewCo will compete. Such awards also are crucial to NewCo’s ability to motivate employees to achieve its goals.

If Reneo Stockholders do not approve the 2024 Equity Incentive Plan: (i) the 2024 Equity Incentive Plan will not become effective and no shares of NewCo Class A Common Stock will be available for issuance thereunder; and (ii) the Reneo 2021 Plan will not terminate.

Certain Key Plan Provisions

•	The 2024 Equity Incentive Plan will continue for a term of 10 years from its effectiveness unless terminated earlier by the NewCo Board or NewCo’s compensation committee.

•

The 2024 Equity Incentive Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards.

•

A number of shares of NewCo Class A Common Stock will be authorized for issuance pursuant to awards under the 2024 Equity Incentive Plan equal to (a)      shares of NewCo Class A Common Stock, plus (b) any shares of NewCo Class A Common Stock subject to equity awards granted under the Reneo 2021 Plan that, as of immediately prior to the later of the First Effective Time or the termination of the Reneo 2021 Plan, are cancelled or forfeited, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by NewCo for payment of an exercise price or for tax withholding obligations related to awards granted under the Reneo 2021 Plan, are forfeited to or repurchased by NewCo due to failure to vest, or otherwise would, but for the termination of the Reneo 2021 Plan, have been added back to the share reserve of the Reneo 2021 Plan in accordance with its terms, plus (c) any shares of NewCo Class A Common Stock subject to the equity awards that are assumed in the First Merger and that on or after First Effective Time are cancelled or forfeited, expire or otherwise terminated without being exercised in full, are tendered to or withheld by NewCo to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by NewCo due to failure to vest (provided that the maximum number of shares that may be added to the 2024 Equity Incentive Plan pursuant to the foregoing clauses (b) and (c) is      shares).

•

The 2024 Equity Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2025 fiscal year of NewCo, in an amount equal to the least of (a)      shares of NewCo

Class A Common Stock, (b) a number of shares of NewCo Class A Common Stock equal to  % of the total number of shares of all classes of NewCo Common Stock outstanding on the last day of the immediately preceding fiscal year, and (c) a lesser number of shares as determined by the administrator no later than the last day of NewCo’s immediately preceding fiscal year.

•

All shares available for issuance under the 2024 Equity Incentive Plan may be used for the grant of incentive stock options, including the aggregate number of shares stated in the prior two bullet points plus, to the extent allowable under Section 422 of the Code and the regulations thereunder, any shares that become available for issuance under the 2024 Equity Incentive Plan pursuant to its expiration and lapse provisions, which are described below.

•

In any given fiscal year of NewCo, no outside director may be granted any equity awards (including equity awards under the 2024 Equity Incentive Plan) and be provided any cash retainers or fees that in the aggregate exceed $     , increased to $     in the NewCo fiscal year of the individual’s initial service as a non-employee director.

•	The 2024 Equity Incentive Plan will be administered by the NewCo Board or, if designated by the NewCo Board, the compensation committee of the NewCo Board.

Summary of the 2024 Equity Incentive Plan

The following paragraphs provide a summary of the principal features of the 2024 Equity Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2024 Equity Incentive Plan and is qualified in its entirety by the specific language of the 2024 Equity Incentive Plan. A copy of the 2024 Equity Incentive Plan is attached to this proxy statement/prospectus as Annex I.

Purposes of the 2024 Equity Incentive Plan

The purposes of the 2024 Equity Incentive Plan will be to attract and retain the best available personnel for positions of substantial responsibility with NewCo or any parent or subsidiary of NewCo; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the NewCo business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2024 Equity Incentive Plan may determine.

Eligibility

The 2024 Equity Incentive Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to NewCo’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to employees, directors and consultants of NewCo and employees and consultants of any of its parents or subsidiaries. Following the First Effective Time, NewCo is expected to have seven non-employee directors, all of whom are expected to be eligible for grants under the 2024 Equity Incentive Plan, provided they remain in service to NewCo or one of its parents or subsidiaries. Also as of June 1, 2024, OnKure had approximately 41 employees, and Reneo had approximately eight employees, all of whom are expected to be eligible for grants under the 2024 Equity Incentive Plan, provided they remain in service to NewCo or one of its parents or subsidiaries. The basis for participation in the 2024 Equity Incentive Plan is being eligible and being selected by the plan administrator, in its discretion, to receive a grant thereunder.

Authorized Shares; Adjustments

Subject to the adjustment provisions contained in the 2024 Equity Incentive Plan and the evergreen provision described below, a total of      shares of NewCo Class A Common Stock will be reserved for issuance pursuant to the 2024 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2024 Equity Incentive Plan will include (a) any shares of NewCo Class A Common Stock subject to equity awards granted under the Reneo 2021

Plan that, as of immediately prior to the later of the First Effective Time or the termination of Reneo 2021 Plan, are cancelled or forfeited, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by NewCo for payment of an exercise price or for tax withholding obligations related to awards granted under the Reneo 2021 Plan, are forfeited to or repurchased by NewCo due to failure to vest, or otherwise would, but for the termination of the 2024 Equity Incentive Plan, have been added back to the share reserve of the Reneo 2021 Plan in accordance with its terms, plus (b) any shares of NewCo Class A Common Stock subject to the equity awards that are assumed in the First Merger and that on or after the First Effective Time are cancelled or forfeited, expire or otherwise terminated without being exercised in full, are tendered to or withheld by NewCo to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by NewCo due to failure to vest (provided that the maximum number of shares that may be added to the 2024 Equity Incentive Plan pursuant to the foregoing clause (a) and (b) is      shares). The number of shares available for issuance under the 2024 Equity Incentive Plan also will include an annual increase, or the evergreen feature, on the first day of each fiscal year, beginning with NewCo’s 2025 fiscal year, equal to the least of:

1.	shares of NewCo Class A Common Stock;

2.	a number of shares of NewCo Class A Common Stock equal to % of the outstanding shares of all classes of NewCo Common Stock as of the last day of the immediately preceding fiscal year;

3.	or such number of shares of NewCo Class A Common Stock as the NewCo Board or its designated committee may determine no later than the last day of NewCo’s immediately preceding fiscal year.

Shares issuable under the 2024 Equity Incentive Plan may be authorized, but unissued, or reacquired shares of NewCo Class A Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2024 Equity Incentive Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2024 Equity Incentive Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2024 Equity Incentive Plan. Shares that actually have been issued under the 2024 Equity Incentive Plan under any award will not be returned to the 2024 Equity Incentive Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2024 Equity Incentive Plan. Shares otherwise issuable under an award that are used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2024 Equity Incentive Plan) will become available for future grant or sale under the 2024 Equity Incentive Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2024 Equity Incentive Plan.

If any dividend or other distribution (whether in cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of NewCo Class A Common Stock or other securities of NewCo, or other change in the corporate structure of NewCo affecting the shares of NewCo Class A Common Stock, occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the 2024 Equity Incentive Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2024 Equity Incentive Plan, will adjust the number and class of shares that may be delivered under the 2024 Equity Incentive Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2024 Equity Incentive Plan.

The administrator will not be obligated to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards, similarly (including with respect to the number of shares covered by such award, the price applicable to such award, or the vesting, forfeiture or other terms and conditions applicable to such award).

Plan Administration

The NewCo Board or one or more committees appointed by the NewCo Board will have authority to administer the 2024 Equity Incentive Plan. The compensation committee of the NewCo Board initially will administer the 2024 Equity Incentive Plan.

In addition, to the extent it is desirable to qualify transactions under the 2024 Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Except to the extent prohibited by applicable laws, the administrator may delegate to one or more individuals the day-to-day administration of the 2024 Equity Incentive Plan and any of the functions assigned to it in the 2024 Equity Incentive Plan, which delegation may be revoked at any time. Subject to the provisions of the 2024 Equity Incentive Plan, the administrator has the power to administer the 2024 Equity Incentive Plan and make all determinations deemed necessary or advisable for administering the 2024 Equity Incentive Plan, including but not limited to, the power to determine the fair market value of NewCo Class A Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2024 Equity Incentive Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2024 Equity Incentive Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2024 Equity Incentive Plan, including creating sub-plans, modify or amend each award, allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award, and to determine whether awards will be settled in share, cash or in any combination thereof. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2024 Equity Incentive Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2024 Equity Incentive Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2024 Equity Incentive Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Types of Awards

The 2024 Equity Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units and performance awards. A brief description of each award type follows.

Stock Options

Stock options may be granted under the 2024 Equity Incentive Plan. The per-share exercise price of options granted under the 2024 Equity Incentive Plan generally must be equal to at least 100% of the fair market value of a share of NewCo Class A Common Stock on the date of grant. The term of an option may not exceed 10 years. With respect to any participant who owns more than 10% of the voting power of all classes of NewCo Common Stock (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per-share exercise price must equal at least 110% of the fair market value of a share of NewCo Class A Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note (to the extent permitted by applicable law), certain shares of NewCo Class A Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2024 Equity Incentive Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2024 Equity Incentive Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2024 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of NewCo Class A Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed 10 years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2024 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of NewCo Class A Common Stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2024 Equity Incentive Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the 2024 Equity Incentive Plan. Restricted stock awards are grants of shares of NewCo Class A Common Stock that may have vesting requirements or other terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2024 Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units (“RSUs”) may be granted under the 2024 Equity Incentive Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of NewCo Class A Common Stock. Subject to the provisions of the 2024 Equity Incentive Plan, the administrator determines the terms and conditions of RSUs, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may settle earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. All RSUs that are unearned or unvested as of the date set forth in the applicable award agreement will be forfeited.

Performance Awards

Performance awards may be granted under the 2024 Equity Incentive Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2024 Equity Incentive Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. All performance awards that are unearned or unvested as of the date set forth in the applicable award agreement will be forfeited.

Non-Employee Directors Limitations

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2024 Equity Incentive Plan. The 2024 Equity Incentive Plan provides that in any given fiscal year of NewCo, no outside director may be granted any equity awards (including equity awards under the 2024 Equity Incentive Plan) (the value of which will be based on their grant date fair value) and be provided any cash retainers or fees that in the aggregate exceed $    , provided that in the NewCo’s fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $    . For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2024 Equity Incentive Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing of the Mergers, will not count toward this limit. For purposes of determining when cash retainers or fees are provided, any deferral elections to delay payout timing will be disregarded. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2024 Equity Incentive Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2024 Equity Incentive Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of NewCo, the administrator will notify participants at such time before the effective date of such event as the administrator determines. Unless provided otherwise by the administrator, all awards, to the extent that they have not been previously exercised, vested or settled will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2024 Equity Incentive Plan provides that in the event of NewCo’s merger with or into another corporation or a change in control, as defined in the 2024 Equity Incentive Plan, each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph), without a participant’s consent. The administrator may, without limitation, provide that outstanding awards granted under the 2024 Equity Incentive Plan may be (i) assumed, or substantially equivalent awards substituted, by the acquiring or succeeding entity (or an affiliate thereof), (ii) continued, subject to adjustment pursuant to the terms of the 2024 Equity Incentive Plan, (iii) upon written notice to the participant, terminated upon or immediately prior to the merger or change in control, (iv) made vested and exercisable or payable and, to the extent the administrator determines, terminated upon or immediately prior to the merger or change in control, (v) terminated in exchange for cash, other property or other consideration, or any combination of the above (provided, for the avoidance of doubt, that if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated without payment), or replaced with such other rights or property selected by the administrator in its sole discretion, or (vi) treated in any combination of the foregoing. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor (or an affiliate thereof) does not assume, substitute for or continue an award (or portion thereof), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. In addition, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator, if an option or stock appreciation right (or a portion of such award) is not assumed, substituted or continued, the administrator will notify the participant that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

Forfeiture and Clawback

Awards will be subject to any clawback policy which is in effect at grant and any other clawback policy that NewCo is required to adopt pursuant to the listing standards of any national securities exchange or association on which NewCo securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to NewCo or reimburse NewCo for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of NewCo as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The 2024 Equity Incentive Plan will become effective upon the latest to occur of (a) its adoption by the Reneo Board, (b) its approval by Reneo Stockholders, or (c) the First Effective Time, and will continue in effect for a period of ten years from its effectiveness, unless terminated earlier by the administrator. However, no incentive stock options may be granted after the 10-year anniversary of the earlier of the adoption of the 2024 Equity Incentive Plan by the Reneo Board or the approval of the 2024 Equity Incentive Plan by Reneo Stockholders. We currently expect the actual effectiveness of the 2024 Equity Incentive Plan will occur as of the First Effective Time (subject to approval by the Reneo Stockholders). In addition, the administrator will have the authority to amend, suspend, or terminate the 2024 Equity Incentive Plan or any part of the 2024 Equity Incentive Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent, provided that the conversion of incentive stock options into nonstatutory stock options as a result of actions taken by the administrator will neither constitute nor contribute toward an impairment of a participant’s rights under an outstanding award.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2024 Equity Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares or cash received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares or cash issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the 2024 Equity Incentive Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for NewCo

NewCo generally will be entitled to a tax deduction in connection with an award under the 2024 Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the NewCo chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEWCO WITH RESPECT TO AWARDS UNDER THE EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2024 Equity Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. Individuals who will be executive officers and non-employee directors of NewCo have an interest in this proposal because they are eligible to receive awards under the 2024 Equity Incentive Plan. The following table sets forth the grant date fair value and number of shares of Reneo Common Stock subject (at grant) to options and restricted stock unit awards granted under the Reneo 2021 Plan during Reneo’s 2023 fiscal year, with respect to the individuals and groups set forth in the table below. As of    , 2024, the closing price of a share of Reneo Common Stock was $   .

Name of Individual and Positions, or Group	Grant Date Fair Value of Stock Options ($)(1)	Number of Shares Subject to Stock Options (#)	Grant Date Fair Value of Restricted Stock Units ($)(1)	Number of Shares Subject to Restricted Stock Units (#)
Gregory J. Flesher	—	—	—	—
Alejandro Dorenbaum, M.D.	—	—	—	—
Ashley F. Hall, J.D.	—	—	—	—
All current executive officers, as a group (five people)	115,129	17,500	—	—
All current directors, who are not executive officers, as a group (seven people)	788,239	119,815	—	—
All employees, including all current officers who are not executive officers, as a group	2,075,509	441,600	797,190	137,000

(1)	Reflects the aggregate grant date fair value of the equity awards computed in accordance with FASB ASC Topic 718.

Registration with the SEC

NewCo intends to file a Registration Statement on Form S-8 relating to the issuance of NewCo Class A Common Stock under the 2024 Equity Incentive Plan with the SEC pursuant to the Securities Act, as soon as practicable after approval of the 2024 Equity Incentive Plan by the Reneo Stockholders.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 5. Abstentions and broker non-votes will have no effect on Proposal No. 5.

Recommendation of the Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE THE 2024 EQUITY INCENTIVE PLAN. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Proposal No. 6: Approval of the 2024 ESPP

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve, NewCo’s employee stock purchase plan, referred to as the OnKure Therapeutics, Inc. 2024 Employee Stock Purchase Plan, or the 2024 ESPP. The 2024 ESPP is being adopted in connection with the Mergers and will become effective at the First Effective Time (subject to approval from the Reneo Stockholders), but the first offering period will commence at a later date determined by the administrator of the 2024 ESPP. The 2024 ESPP will provide eligible employees an opportunity to purchase NewCo Class A Common Stock at a discount through accumulated contributions of their earned compensation. Both the Reneo Board and OnKure Board and their respective compensation committees have determined that offering an employee stock purchase plan is important to the ability of NewCo to compete for talent. If Reneo Stockholders do not approve the 2024 ESPP, NewCo may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent NewCo from successfully attracting and retaining highly skilled employees.

The 2024 ESPP’s initial share reserve which Reneo Stockholders are being asked to approve is      shares of NewCo Class A Common Stock, with an automatic annual increase as described further below. Following the 2024 ESPP’s effectiveness, offering periods will not commence under the 2024 ESPP until determined by the administrator of the 2024 ESPP.

Both the Reneo Board and OnKure Board and their respective compensation committees believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The 2024 ESPP provides a significant incentive by allowing employees to purchase shares of NewCo Class A Common Stock at a discount. The Reneo Board has approved the 2024 ESPP, subject to the approval of Reneo Stockholders.

Summary of the 2024 ESPP

The following is a summary of the principal features of the 2024 ESPP and its operation. This summary does not contain all of the terms and conditions of the 2024 ESPP and is qualified in its entirety by reference to the 2024 ESPP as set forth in Annex J attached to this proxy statement/prospectus.

Purpose

The purpose of the 2024 ESPP is to provide eligible employees with an opportunity to purchase shares of NewCo Class A Common Stock through accumulated contributions, which generally will be made through payroll deductions. The 2024 ESPP will permit the administrator of the 2024 ESPP to grant purchase options that qualify for preferential tax treatment under Section 423 of the Code. In addition, the 2024 ESPP will authorize the grant of purchase options that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance; Adjustments

Subject to adjustment upon certain changes in NewCo’s capitalization as described in the 2024 ESPP, the maximum number of shares of NewCo Class A Common Stock that will be available for issuance under the 2024 ESPP will be      shares, plus any annual increase as described in the following sentence. The number of shares of NewCo Class A Common Stock available for issuance under the 2024 ESPP will be increased on the first day of the fiscal year beginning with NewCo’s 2025 fiscal year in an amount equal to the least of (a)      shares, (b) a number of shares of NewCo Class A Common Stock equal to  % of the outstanding shares of all classes of NewCo Common Stock outstanding on the last day of the immediately preceding fiscal year of NewCo, or (c) a number of shares of NewCo Class A Common Stock determined by the administrator no later than the last day of NewCo’s immediately preceding fiscal year. Shares issuable under the 2024 ESPP may be authorized, but unissued, or reacquired shares of NewCo Class A Common Stock.

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the 2024 ESPP, the level of contributions made by participants and the future price of shares of NewCo Class A Common Stock.

If Reneo Stockholders do not approve the 2024 ESPP, then the 2024 ESPP will not become effective and no shares of NewCo Class A Common Stock will be available for issuance thereunder.

The 2024 ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of NewCo Class A Common Stock or other securities of NewCo or other change in NewCo’s corporate structure affecting NewCo Class A Common Stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2024 ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the 2024 ESPP and/or the purchase price per share and number and class of shares covered by each option granted under the 2024 ESPP that has not yet been exercised, and the numerical share limits under the 2024 ESPP.

Administration

The NewCo Board or a committee appointed by the NewCo Board will have authority to administer the 2024 ESPP. Unless and until determined otherwise by the NewCo Board, the compensation committee of the NewCo Board will administer the 2024 ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the 2024 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2024 ESPP, designate any subsidiaries of NewCo as participating in the 2024 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2024 ESPP and establish procedures that it deems necessary or advisable for the administration of the 2024 ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the subscription agreement as are necessary or appropriate to permit participation in the 2024 ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees will be eligible to participate in our 2024 ESPP if they are customarily employed by NewCo or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year (or any lesser number of hours per week and/or number of months in any calendar year established by the administrator or if otherwise required by applicable law). The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine (for each offering under the 423 Component, as defined below, on a uniform and nondiscriminatory basis or as otherwise permitted by applicable Treasury Regulations) that the definition of eligible employee will or will not include an individual if he or she: (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Code Section 414(q) or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act. In addition, an employee may not be granted an option to purchase stock under our 2024 ESPP if the employee (a) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of NewCo or any parent or subsidiary of NewCo; or (b) holds rights to purchase stock under all of NewCo’s employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year during which his or her right to purchase shares is outstanding at any time. As of June 1, 2024, OnKure had approximately 41 employees (including employee directors), all of whom are currently anticipated to be eligible to participate in the 2024 ESPP once it becomes effective and provided they remain employees of NewCo or its parents or subsidiaries, and Reneo had approximately eight employees (including employee directors), all of whom are currently anticipated to be eligible to participate in the 2024 ESPP once it becomes effective and provided they remain employees of NewCo or its parents or subsidiaries.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of NewCo Class A Common Stock. Participation ends automatically upon termination of employment with NewCo (or its participating subsidiaries).

Offering Periods and Purchase Periods

The 2024 ESPP will include a component (the “423 Component”) that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423 (the “Non-423 Component”). The Non-423 Component will provide for substantially the same benefits as the 423 Component, except that the Non-423 Component may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the administrator. For purposes of this summary, a reference to the 2024 ESPP generally will mean the terms and operations of the 423 Component.

The 2024 ESPP will provide for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the 2024 ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering period. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one exercise date in such offering period, if the fair market value of a share of NewCo Class A Common Stock on an exercise date is less than the fair market value of a share of NewCo Class A Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such exercise date and automatically will be enrolled in a new offering period.

Contributions

The 2024 ESPP will permit participants to purchase shares of NewCo Class A Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses, and other similar compensation. The administrator may change the compensation eligible for contribution under the 2024 ESPP on a uniform and nondiscriminatory basis for future offering periods.

Exercise of Purchase Option

Amounts deducted and accumulated by a participant under the 2024 ESPP are used to purchase shares of NewCo Class A Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (a) the fair market value of a share of NewCo Class A Common Stock on the first trading day of the offering period or (b) the fair market value of a share of NewCo Class A Common Stock on the exercise date. A participant will be permitted to purchase a maximum of      shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of NewCo Class A Common Stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

Termination of Participation

Participation in the 2024 ESPP generally will terminate when a participating employee’s employment with NewCo or a participating subsidiary ceases for any reason, the employee withdraws from the 2024 ESPP or NewCo terminates or amends the 2024 ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the 2024 ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the 2024 ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the 2024 ESPP will cease.

Non-Transferability

A participant will not be permitted to transfer the contributions credited to his or her 2024 ESPP account or rights granted under the 2024 ESPP, other than by will or the laws of descent and distribution.

Dissolution or Liquidation

In the event of NewCo’s proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new exercise date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of a merger or change in control of NewCo, as defined in the 2024 ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the 2024 ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Effective Date; Amendment; Termination

The 2024 ESPP will become effective upon the latest to occur of (a) its adoption by the Reneo Board, (b) its approval by Reneo Stockholders, or (c) the First Effective Time, and will continue in effect for 20 years unless the administrator terminates it earlier. We currently expect the effectiveness of the 2024 ESPP will occur as of the First Effective Time (subject to approval by the Reneo Stockholders). The administrator will have the authority to modify, amend, suspend or terminate the 2024 ESPP at any time. If the 2024 ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or upon the next exercise date, or may elect to permit offering periods to expire in accordance with their terms. If the offering periods are terminated prior to expiration, all amounts then credited to participants’ accounts that have not been used to purchase shares will be returned to the participants.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2024 ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances. Further, tax consequences for employees participating in the Non-Section 423 Component of the 2024 ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Section 423 Component of the 2024 ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to NewCo, upon either the grant or the exercise of purchase options. Taxable income will not be recognized until there is a sale or other disposition of the shares of NewCo Class A Common Stock acquired under the 2024 ESPP or in the event of the participant’s death while still owning the purchased shares of NewCo Class A Common Stock.

If the participant sells or otherwise disposes of the purchased shares of NewCo Class A Common Stock within two years after the start date of the offering period in which the shares of NewCo Class A Common Stock were acquired or within one year after the date of purchase of those shares of NewCo Class A Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares of NewCo Class A Common Stock on the exercise date exceeded the purchase price paid for those shares of NewCo Class A Common Stock, and NewCo will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares of NewCo Class A Common Stock, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares of NewCo Class A Common Stock have been held for more than one year since the date of purchase, the gain or loss will be long-term capital gain or loss.

If the participant sells or disposes of the purchased shares of NewCo Class A Common Stock more than two years after the start date of the offering period in which the shares of NewCo Class A Common Stock were acquired and more than one year after the date of purchase of those shares of NewCo Class A Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares of NewCo Class A Common Stock on the sale or disposition date exceeded the purchase price paid for those shares of NewCo Class A Common Stock, or (b) 15% of the fair market value of the shares of NewCo Class A Common Stock on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares of NewCo Class A Common Stock on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. NewCo will not be entitled to an income tax deduction with respect to such disposition.

New Plan Benefits

Participation in the 2024 ESPP is voluntary and the number of shares of NewCo Class A Common Stock that would be purchased in any year or offering period under the 2024 ESPP is dependent on various factors such as each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the 2024 ESPP. Further, such number of shares of NewCo Class A Common Stock that may be purchased under the 2024 ESPP is determined, in part, by the price of the shares of NewCo Class A Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares of NewCo Class A Common Stock that would be purchased by any individual under the 2024 ESPP in the future is not determinable. Although we have previously sponsored an employee stock purchase plan, no offering period has been conducted under such plan, and, therefore, the number of shares which would have been received by or allocated to named executive officers, all current executive officers as a group, and all other current employees who may participate in the 2024 ESPP as a group are not determinable. Non-employee directors are not eligible

to participate in the 2024 ESPP. As of    , 2024, the closing price of a share of Reneo Common Stock was $   .

Registration with the SEC

NewCo intends to file a Registration Statement on Form S-8 relating to the issuance of NewCo Class A Common Stock under the 2024 ESPP with the SEC pursuant to the Securities Act as soon as practicable after approval of the 2024 ESPP by the Reneo Stockholders.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 6. Abstentions and broker non-votes will have no effect on Proposal No. 6.

Recommendation of the Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE THE 2024 ESPP. PROPOSAL NOS. 3, 4, 5 AND 6 ARE CONDITIONED ON THE APPROVAL OF PROPOSALS NOS. 1 AND 2.

Equity Compensation Plan Information

Reneo currently maintains three plans that provide for the issuance of Reneo Common Stock: the Reneo 2021 Plan, the Reneo 2014 Equity Incentive Plan (the “Reneo 2014 Plan”), and the Reneo ESPP, in each case, as may be amended from time to time. Each of these plans was previously approved by Reneo’s Stockholders. The Reneo 2014 Plan was terminated in April 2021, and no awards were granted, or are available for future issuance, under the Reneo 2014 Plan following such termination. The following table sets forth information with respect to shares of Reneo Common Stock that may be issued under the foregoing plans as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflect in the first column)
Equity compensation plans approved by security holders
Reneo 2021 Plan	3,023,238	(1)	$4.73	(2)	2,109,225	(3)
Reneo 2014 Plan	2,391,557	(4)	$4.48	(5)	—
Reneo ESPP	—	(6)	—		445,890	(7)
Equity compensation plans not approved by security holders	211,562	(8)	$8.80	(9)	—

Total	5,626,357		$4.76		2,555,115

(1)

Consists of stock options and restricted stock units. Performance-vesting restricted stock unit awards included in this total reflect the maximum number of shares of Reneo Common Stock that could be earned pursuant to each such award.

(2)

Represents the weighted-average exercise price of stock options outstanding under the Reneo 2021 Plan. This amount does not reflect outstanding restricted stock units, which, if earned, will be settled in shares of Reneo Common Stock on a one-for-one basis at no additional cost.

(3)

The number of shares of Reneo Common Stock reserved and available for issuance under the Reneo 2021 Plan is subject to an automatic annual increase on each January 1 (beginning January 1, 2022), by an amount equal to the lesser of: (i) 5% of the number of shares of Reneo Common Stock outstanding on the immediately preceding December 31, and (ii) such lesser number of shares of Reneo Common Stock as determined by the Reneo Board. The share reserve also includes the number of shares that remained available for grant under the Reneo 2014 Plan as of the date the Reneo 2021 Plan became effective. The shares of Reneo Common Stock underlying any awards that are forfeited or repurchased by Reneo, cancelled, withheld upon exercise or settlement of an award to satisfy the exercise price or tax withholding, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the Reneo 2021 Plan and the Reneo 2014 Plan will be added back to the shares of Reneo Common Stock available for issuance under the Reneo 2021 Plan. The share reserve is subject to adjustment in the event of a change in capitalization of Reneo, as described in the Reneo 2021 Plan. All of these shares are available for issuance other than upon exercise of options, warrants, or rights in accordance with the terms of the Reneo 2021 Plan.

(4)	Consists of stock options only.
(5)	Represents the weighted average exercise price of stock options outstanding under the Reneo 2014 Plan.
(6)

There were no participants in, or outstanding purchase options granted under, the Reneo ESPP as of December 31, 2023. Accordingly, no shares of Reneo Common Stock were issuable pursuant to such plan as of such date.

(7)

The number of shares of Reneo Common Stock reserved and available for issuance under the Reneo ESPP is subject to an automatic annual increase on each January 1 (beginning January 1, 2022), by an amount equal to the least of: (i) 1% of the number of shares of Reneo Common Stock outstanding on the immediately preceding December 31; (ii) 729,174 shares of Reneo Common Stock; and (iii) such lesser number of shares of Reneo Common Stock as determined by the Reneo Board. The share reserve is subject to adjustment in the event of a change in capitalization of Reneo, as described in the Reneo ESPP.

(8)

Consists of the following inducement awards granted to Ashley F. Hall and a non-executive employee in November 2021 and July 2022, respectively: (i) a nonqualified stock option award covering 180,000 shares of Reneo Common Stock, with a per-share exercise price of $8.85, granted to Ms. Hall; (ii) a nonqualified stock option award covering 1,562 shares of Reneo Common Stock, with a per-share exercise price of $3.07, granted to a non-executive employee and (iii) a performance-vesting restricted stock unit award covering 30,000 shares of Reneo Common Stock granted to Ms. Hall (the “Inducement Awards”), which were adopted by the compensation committee of the Reneo Board without stockholder approval in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules. This total reflects the maximum number of shares of Reneo Common Stock that could be earned pursuant to the restricted stock unit award. Twenty-five percent of the shares of Reneo Common Stock subject to Ms. Hall’s and the non-executive employee’s option Inducement Award vested on October 11, 2022 and July 5, 2023 respectively, and 1/36th of the remaining shares vest monthly thereafter, subject to continued employment as of each applicable vesting date, and Ms. Hall’s restricted stock unit Inducement Award will vest in full upon the acceptance of the filing of an NDA or MAA. The Inducement Awards are subject to the terms and conditions of the Reneo 2021 Plan. In connection with the Mergers, the Reneo Board determined that, to the extent not previously vested, the Inducement Awards will vest as of the First Effective Time.

(9)

Represents the exercise price applicable to Ms. Hall’s and the non-executive employee’s stock option Inducement Award. This amount does not reflect Ms. Hall’s restricted stock unit Inducement Award, which, if earned, will be settled in shares of Reneo Common Stock on a one-for-one basis at no additional cost.

Proposal No. 7: Approval of the Adjournment Proposal

At the Reneo Special Meeting, Reneo Stockholders will be asked to consider and vote upon a proposal to approve one or more adjournments of the Reneo Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals.

If the number of shares of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting voting in favor of one or more of the Reneo Stockholder Proposals is insufficient to approve such proposal at the time of the Reneo Special Meeting, then Reneo may move to adjourn the Reneo Special Meeting in order to enable the Reneo Board to solicit additional proxies in respect of such proposals. In that event, Reneo Stockholders will be asked to vote only upon the Adjournment Proposal, Proposal No. 7, and not on any other proposal.

Reneo currently does not intend to propose adjournment at the Reneo Special Meeting if there are sufficient votes to approve each of the Reneo Stockholder Proposals.

Vote Required

The affirmative vote of a majority in voting power of the votes cast affirmatively or negatively by the holders of Reneo Common Stock present or represented by proxy at the Reneo Special Meeting and entitled to vote on the matter is required for approval of the Adjournment Proposal. Abstentions will have no effect on the Adjournment Proposal. Because the Adjournment Proposal is considered a routine matter, it is expected that there would not be any broker non-votes.

Recommendation of Reneo Board

THE RENEO BOARD UNANIMOUSLY RECOMMENDS THAT RENEO STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO APPROVE THE ADJOURNMENT OF THE RENEO SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF ONE OR MORE OF THE RENEO STOCKHOLDER PROPOSALS.

INFORMATION ABOUT RENEO

For purposes of this section, references to “we,” “us” or “our” refer to Reneo. References to “common stock” refer to the Reneo Common Stock and references to the board of directors refer to the Reneo Board. Additional information regarding the businesses of Reneo can be found in Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as such information may be updated or supplemented in Reneo’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof unless expressly incorporated herein), each of which are incorporated by reference into this proxy statement/prospectus.

Overview

Reneo is a pharmaceutical company historically focused on the development and commercialization of therapies for patients with rare genetic mitochondrial diseases, which are often associated with the inability of mitochondria to produce ATP. Reneo’s only product candidate, mavodelpar, is a potent and selective agonist of the PPARd. Mavodelpar has been shown to increase transcription of genes involved in mitochondrial function and increase FAO, and may increase production of new mitochondria.

On December 14, 2023, Reneo announced that its pivotal STRIDE study, a global, randomized, double-blind, placebo-controlled Phase 2b trial of mavodelpar in adult patients with PMM due to mtDNA defects, did not meet its primary or secondary efficacy endpoints. As a result, Reneo suspended the development activities for mavodelpar and implemented cash preservation activities, including a substantial workforce reduction. Reneo implemented a reduction in workforce in December 2023 and February 2024, and currently has eight full-time employees remaining.

In January 2024, the Reneo Board retained an independent financial advisor to initiate a formal process to evaluate potential strategic alternatives focused on maximizing stockholder value, including, but not limited to, a merger, sale, other business combination, a strategic partnership with one or more parties, or the licensing, sale or divestiture of our assets. If Reneo does not successfully complete a strategic alternative, such as the Proposed Transactions, the Reneo Board may decide to pursue a dissolution and liquidation of Reneo. Reneo is no longer pursuing further clinical development of mavodelpar at this time. The disclosures throughout this proxy statement/prospectus and the documents incorporated by reference herein include discussion regarding Reneo’s historical operations along with potential risks that could arise if we or a third party pursue further research, development or clinical trials in the future. Reneo’s evaluation of potential strategic alternatives entails numerous significant risks and uncertainties, including those set forth in the section entitled “Item 1.A.—Risk Factors” in Reneo’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

Corporate Information

Reneo was incorporated in Delaware in 2014. Reneo’s principal executive offices are located at 18575 Jamboree Road, Suite 275-S, Irvine, California 92612, and its telephone number is (858) 283-0280. Reneo’s corporate website address is www.reneopharma.com. Information contained on or accessible through Reneo’s website is not a part of this proxy statement/prospectus, and the inclusion of Reneo’s website address in this proxy statement/prospectus is an inactive textual reference only. Reneo’s design logo, “Reneo,” and our other registered and common law trade names, trademarks and service marks are the property of Reneo Pharmaceuticals, Inc.

ONKURE BUSINESS

Overview

OnKure, Inc. is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines that target biologically validated drivers of cancers underserved by available therapies. Using a structure- and computational chemistry-driven drug design platform, OnKure is committed to improving clinical outcomes for patients by building a robust pipeline of small molecule drugs designed to selectively target specific mutations thought to be key drivers of cancer. By improving selectivity for the oncogenic and mutated form of these cancer-driver proteins, OnKure aims to discover and develop drugs with improved safety and efficacy by sparing toxicity that arises from non-selective inhibition of the non-mutated (or wild-type) version of the protein. OnKure believes that inhibiting target proteins with specific mutations instead of wild-type variants should enable precise patient selection that will, in turn, improve the probability of clinical success. OnKure designed its current product candidates utilizing x-ray crystallography and computational chemistry to inhibit specified mutated versions of phosphoinositide 3 kinase alpha (“PI3Kα”), a key mediator in cancer growth signaling. OnKure’s lead product candidate, OKI-219, is a highly selective inhibitor of PI3Kα harboring the H1047R mutation (“PI3KαH1047R”) that has a much smaller impact on wild-type PI3Kα (“PI3KαWT”). OnKure plans to initially focus on the development of OKI-219 in patients with advanced breast cancer of genetic subtypes that are (a) both hormone receptor positive (“HR+”) and human epidermal growth factor receptor 2 negative (“HER2-”); and (b) human epidermal growth factor receptor 2 positive (“HER2+”). OnKure believes it can potentially expand the application of OKI-219 by conducting appropriate clinical trials in earlier lines of treatment within breast cancer, other subtypes of breast cancer, and potentially in other solid tumors. OKI-219 is currently in a first-in-human Phase 1 monotherapy dose-escalation trial in H1074R-mutated advanced solid tumors including breast cancer. Early clinical data are anticipated in the fourth quarter of 2024.

Genetic analysis of tumors has become standard of care in oncology and has enabled oncologists to characterize tumors much more precisely than simple segmentation based on the tissue of origin. A more precise understanding of the genetic alternations driving the growth of specific tumors has also created an opportunity for the industry to develop drugs that are intended to target mutated or oncogenic forms of proteins that drive cancer growth and survival. In a number of notable cases, this approach has profoundly changed how these tumors are treated and has significantly improved outcomes for patients with cancers that depend on these oncogenes for survival. However, in many cases, it has been challenging to effectively target the mutated oncogenic form of a target protein. In particular, non-selective inhibition of the wild-type protein in normal tissues often leads to toxic effects that can limit effective target inhibition of the intended oncogenic protein in cancers and, therefore, offers suboptimal clinical benefit. One such challenging target is the oncogene PI3Kα.

PI3Kα is an attractive target for cancer drugs because it is one of the most commonly mutated oncogenes in cancers and is a key mediator of abnormal cell growth. Furthermore, PI3Kα kinase mutations are clinically correlated with drug resistance and poor clinical outcomes. Single amino acid mutations such as E542K, E545K, H1047R, H1047L, and H1047Y account for over 70% of PI3Kα mutations. Notably, the PI3KαH1047R mutation is very common in breast cancer, being identified in approximately 13% of breast cancer cases. The PI3Kα inhibitor alpelisib has been approved to treat patients with advanced breast cancers harboring PI3Kα mutations. Alpelisib is non-selective for the key mutations, and its inhibition of not only mutant but also wild-type PI3Kα leads to significant toxicities in patients, such as hyperglycemia, rash and diarrhea. These toxicities can present significant challenges to optimal dosing and use in this patient population. OnKure is focused on addressing the shortcomings of alpelisib and other first-generation PI3Kα inhibitors by developing product candidates that target these genetic alterations selectively while sparing the wild-type PI3Kα.

OnKure has shown preclinical data supporting the selectivity of its lead product candidate, OKI-219. OKI-219 targets the H1047R mutated PI3Kα with approximately 80-fold selectivity over the wild-type PI3Kα. OnKure designed this mutant-specific approach in order to minimize or eliminate potential toxicities and enable potentially higher and more continuous target coverage than has been achievable with drugs that also inhibit wild-type PI3Kα. OnKure is currently conducting a Phase 1 dose-escalation trial to test the efficacy and tolerability of OKI-219 in patients with solid tumors harboring the H1047R mutation.

OnKure is also developing next-generation product candidates designed to selectively target not just H1047R, but also to inhibit H1047L and H1047K mutations, providing an opportunity to potentially broaden the patient population and address possible resistance mechanisms. Additional programs at OnKure include targeting other highly prevalent PI3Kα mutations such as E542K and E545K. Over time, OnKure aims to design and develop product candidates that effectively target all of the key oncogenic mutations in PI3Kα.

OnKure’s Team

OnKure has assembled a leadership team with extensive experience in drug discovery and development, with particular strengths in the discovery of small molecule protein kinase inhibitors. OnKure believes that the team’s shared history at prior successful drug development organizations provides a promising opportunity for driving efficient drug development, especially for this class of drugs.

Nicholas Saccomano, Ph.D., OnKure’s President and Chief Executive Officer (“CEO”), joined OnKure as a member of the OnKure Board in 2021 and became CEO in September 2023, and has nearly 35 years of experience leading pharmaceutical research and development across multiple therapeutic areas. Prior to OnKure, he was the Chief Science Office at Pfizer’s Boulder facility, leading a team of 170 research scientists focused on small molecule drug programs. Dr. Saccomano oversaw the discovery and progression of multiple central nervous system (“CNS”) drugs, including ziprasidone, marketed by Pfizer as Geodon®; donepezil, marketed by Eisai and Pfizer as Aricept®; and varenicline, marketed by Pfizer as Chantix®.

Dylan Hartley, Ph.D. has served as OnKure’s Chief Scientific Officer since July 2024. Dr. Hartley has over 20 years of experience in drug research and development, including expertise in pharmacology, toxicology, drug metabolism and pharmacokinetics. Most recently, Dr. Hartley served as Vice President, Head of Research at Pfizer, Inc.’s Boulder facility (previously Array BioPharma, Inc. prior to its acquisition by Pfizer, Inc. in 2019) from September 2021 to July 2024. Dr. Hartley held roles of increasing responsibility at Array BioPharma, Inc. since 2011.

Samuel Agresta, M.D. is OnKure’s Chief Medical Officer and has over 15 years of experience in global oncology drug development. Dr. Agresta has played key roles in the development of ivosidenib, marketed by Servier as TIBSOVO®; endasidenib, marketed by BMS and Servier as IDHIFA®; and ado-trastuzumab emtansine, marketed by Genentech as KADCYLA®.

Jason Leverone, C.P.A. is OnKure’s Chief Financial Officer. He brings over 25 years of strategic finance and operational experience across multiple industries, including the last 16 years in life sciences. Prior to joining OnKure, Mr. Leverone served as the Chief Financial Officer and Secretary of miRagen Therapeutics, Inc., a publicly traded biotechnology company which merged with Viridian Therapeutics, Inc. in 2021. During his tenure at miRagen, he held roles of increasing responsibility in operations, corporate finance and strategic planning, including key roles in the company’s public offering, strategic license transactions, and mergers and acquisitions. Prior to joining miRagen, Mr. Leverone served as Senior Director of Finance and Controller for Replidyne, Inc., a publicly traded biotechnology company acquired by Cardiovascular Systems in 2008. He also served as Corporate Controller for CreekPath Systems, Inc., a private international software development company. Mr. Leverone began his professional career in public accounting at Ernst and Young LLP and continued with Arthur Andersen LLP. He is a Certified Public Accountant and holds a B.S. in Business Administration from Bryant University.

OnKure is supported by both a scientific advisory board and a board of directors with extensive experience in drug development and building public companies. OnKure’s early stage investors include Acorn Bioventures, BlackRock, Cormorant Asset Management, Deep Track Capital, Perceptive Advisors, Samsara BioCapital, Surveyor Capital (a Citadel company) and others.

OnKure’s Development Pipeline

OnKure is focused on the discovery and development of precision oncology therapies that target biologically validated drivers of cancers underserved by available therapies. OnKure is currently advancing OKI-219 in a Phase 1 clinical trial and has two other programs targeting PI3Kα in the early stages of development.

OnKure’s Clinical Pipeline

Strategy

OnKure’s strategic objective is to conceive, develop and commercialize mutation-specific PI3Kα inhibitors based on its team’s expertise in x-ray crystallography, computational chemistry and precision kinase inhibitor drug design. To carry out its strategy, OnKure intends to:

a)

Rapidly advance the clinical development of its highly selective PI3KαH1047R inhibitor, OKI-219. The Phase 1 dose-escalation and expansion cohort trial, OKI-219-101, known as PIKture-01, is currently enrolling breast cancer patients with advanced solid tumors with a PI3KαH1047R mutation in the monotherapy dose escalation Part A. OnKure also plans to conduct two combination studies: OKI-219 in combination with the selective estrogen receptor degrader (“SERD”) fulvestrant in patients with PI3KαH1047R-mutated, HR+/HER2- advanced breast cancer in Part B, and OKI-219 in combination with trastuzumab in patients with PI3KαH1047R-mutated, HER2+ advanced breast cancer in Part C. If these trial parts show evidence of anti-tumor activity, these data will inform OnKure’s clinical development plans and timelines.

b)

Select a next-generation PI3KαH1047X inhibitor for clinical development. OnKure has generated multiple next-generation PI3Kα inhibitors that target not just the H1047R mutation, but also additional mutations, including H1047L and H1047Y, that may have the potential to treat a broader patient population and address mechanisms of resistance to PI3KαH1047R-selective inhibitors. OnKure’s research and development team has extensive expertise in discovering early development candidates with favorable drug properties, and OnKure plans to select a product candidate for PI3KαH1047X inhibition in 2024.

c)

Develop novel PI3Kα inhibitors targeting additional mutations. OnKure’s most advanced pipeline programs target the PI3KαH1047X mutation and it is applying its precision drug design approach and its team’s expertise to develop kinase inhibitors for PI3Kα E542K and E545K mutations. These mutants are well-known oncogenic drivers, and highly selective inhibitors targeting these mutations have the potential to further expand OnKure’s addressable patient population. OnKure anticipates announcing a product candidate against one of these targets in 2025.

d)

Conduct clinical and regulatory programs to support OnKure’s global regulatory and commercialization strategy. OnKure retains worldwide rights to OKI-219, its next-generation PI3KαH1047R inhibitor program, as well as its discovery stage program targeting PI3Kα E542K and E545K mutations. OnKure plans to conduct clinical development and seek regulatory approval for these product candidates in the United States and abroad. OnKure’s long-term goal is to establish a commercial organization in the United States and potentially seek partnerships for commercialization outside the United States.

Genetic Tumor Profiling is Unlocking Novel Targets for Cancer Therapy

Over the past 20 years, drug developers have translated findings from tumor genetic analysis into greater insight into tumor biology, a development that has led to a major improvement in anti-cancer therapies. Tumors are no longer simply classified based on their tissue of origin; rather, they are segmented based on genetic alterations, which frequently predict the likely pathogenesis of a specific malignancy and/or its sensitivity to treatment with specific targeted therapies. As a key part of this genetic analysis, mutations in critical signaling pathways have been identified, many of which are potential targets for precision medicines. The signaling axis encompassing PI3K/AKT and mammalian target of rapamycin (“mTOR”) is believed to be a key growth driver of tumor cells and is often considered a master regulator of cancer. PI3K activity is upregulated by upstream oncogenes and growth factor receptors, or by activating mutations of PI3K itself, and aberrant PI3K activation is a common hallmark in tumor cell growth in both hematologic malignancies and solid tumors. PI3K activation is believed to contribute to cancer cell survival, angiogenesis, and tumor metastasis.

There are three subtypes of PI3K, known as Type I, Type II and Type III. Type I PI3K is believed to drive the proliferation of tumor cells and has been a key target for drug development. There are four biochemical variants, also known as isoforms or subtypes, of Type I PI3K: PI3Kα, PI3Kß, PI3Kg and PI3Kd. While they are differentiated from each other in sequence and structure, all these variants are based on the same fundamental kinase sequence, structure, and function.

PI3Kα is one of the most commonly mutated oncogenes in cancer. PI3Kα can be activated by oncogenic point mutations in the PI3Kα gene. The three most common mutations of PI3Kα are H1047R, E542K and E545K. Mutation of PI3KαH1047R in a mouse model has induced breast cancer tumorigenesis and is also associated with drug resistance to HER2-targeting agents in breast cancer. PI3Kα is mutated in up to 36% of breast cancer cases. Notably, the PI3KαH1047R mutation is also found in approximately 13% of breast cancer cases, making this an attractive target for novel therapeutics in metastatic breast cancer. In addition, targeting mutated PI3Kα is a clinically-validated approach following approvals of two drugs for patients with PI3Kα-mutated breast cancers: the PI3Kα inhibitor alpelisib, marketed by Novartis as PIQRAY®, and the AKT inhibitor capivasertib, marketed by AstraZeneca as TRUQAP®, both of which are approved in combination with fulvestrant for the treatment of HR+, H ER2-, locally advanced or metastatic breast cancer with PI3Kα mutations. Both drugs are ATP-competitive kinase inhibitors that do not distinguish between mutant and wild-type PI3Kα. Unlike these drugs, OKI-219 is a specific and selective allosteric inhibitor of H1047R-mutated PI3Kα. OKI-219 is designed to bind at an allosteric site located adjacent to the 1047R mutation which is distal from the active site. This has been shown in numerous x-ray images of OKI-219 bound to PI3KαH1047R.

Drug-related toxicities associated with non-selective PI3K pathway inhibitors such as alpelisib and capivasertib are caused by inhibiting the wild-type PI3Kα enzyme in normal tissues and limit the therapeutic dosing of these agents, resulting in sub-optimal dosing and limited efficacy. Adverse events commonly associated with PI3Kα inhibitors include hyperglycemia, rash, diarrhea, and stomatitis. Tumor sequencing analysis has led to the identification of specific mutations in the PI3Kα genes that offer novel drug targets for precision medicine with the potential to minimize the toxicities of non-selective PI3Kα inhibitors.

OnKure is utilizing its precision medicine small-molecule drug discovery platform to identify and develop therapeutic candidates that specifically bind to and inhibit PI3Kα with H1047R, H1047X, E542K and E545K mutations. OnKure believes that by avoiding the targeting of wild-type PI3Kα, its product candidates may have the potential to improve upon the safety, efficacy, or both, of first-generation non-selective PI3Kα inhibitors.

OnKure’s Product Candidates

OKI-219, a Targeted Inhibitor of PI3KαH1047R

OnKure’s lead product candidate is OKI-219, an orally administered small molecule designed to selectively bind to and inhibit PI3KαH1047R, while avoiding wild-type PI3Kα. As such, OKI-219 is designed to avoid the adverse effects of inhibiting wild-type PI3Kα in patients. Preclinical in vivo studies of OKI-219 in the T47D human tumor xenograft model harboring the PI3KαH1047R mutation indicated 10mg/kg/day dosing as minimally effective, and the drug was safely dosed up to 200mg/kg twice daily (commonly referred to as “BID,” and therefore totaling 400mg/kg/day). The ability to dose up to 200mg/kg BID further supports OKI-219’s potential to be well-tolerated in human trials. Alpelisib control at 20mg/kg four times daily (commonly referred to as “QID,” and therefore totaling 80mg/kg/day) in the mouse xenograft model showed similar drug exposure to alpelisib human doses, while dosing at 50 mg/kg was utilized to demonstrate the maximal effect in this mouse xenograft model.

Figure 1. Preclinical comparison of tumor shrinkage for OKI-219 vs. alpelisib in ER-/HER2- breast cancer model. Source: OnKure data.

OKI-219 is currently being investigated in a first-in-human Phase 1 trial. This is an open-label, international trial designed to evaluate OKI-219 for safety, tolerability, pharmacokinetics (“PK”), pharmacodynamics (“PD”), and efficacy with planned sites in the United States, European Union, and Asia. OnKure expects to announce early clinical data in the fourth quarter of 2024. OnKure will require additional Phase 2 and Phase 3 clinical trials to demonstrate that OKI-219 is safe and effective before OnKure can seek regulatory approvals for the commercial sale of OKI-219.

Figure 2. Prevalence of PI3KαH1047R mutations in key cancer types.

Commercial Opportunity in Breast Cancer

Breast cancer is the most diagnosed cancer and is the leading cause of death in women. In the United States, there were an estimated 300,590 new cases of breast cancer in 2023, resulting in 43,700 deaths. According to the National Cancer Institute, approximately 70% of breast cancer patients are HR+/HER2-, approximately 14% are HER2+ and approximately 11% are classified as triple negative, with the remaining 6% of patients being unclassified. As estimated by Wilcock et. Al. in the Nature Review, the total sales of breast cancer drugs in the world’s seven major markets (United States, France, Germany, Italy, Spain, United Kingdom, and Japan) are estimated to exceed $42 billion in 2024 and grow to $48 billion in 2029, sales of HER2-targeted therapies are expected to reach $15 billion and drugs targeting cyclin-dependent kinase (“CDK”) 4/6 are expected to reach $20 billion. The HER2+ population in breast cancer accounts for approximately 14% of all patients, which is a similar prevalence to PI3KαH1047R (13% to 15%). This suggests that the market for PI3KαH1047R-targeted therapies will be substantial.

OnKure believes that PI3KαH1047R inhibitors have a substantial commercial opportunity in HR+ breast cancer and OnKure estimates that there is a potential addressable U.S. population of approximately 5,000 patients in the second-line setting, approximately 7,000 patients in the first-line setting, and approximately 20,000 patients in the adjuvant setting. OnKure plans to develop OKI-219, as well as its future and next-generation targeted PI3Kα inhibitors, in second-line, first-line, and adjuvant breast cancer settings.

Figure 3. Projected treatable patient populations for PI3KαH1047R inhibitors in breast cancer.

1 Source: https://seer.cancer.gov/statfacts/html/breast-subtypes.html

2 Sources: Global Cancer Observatory, COMISC, The Cancer Genome Atlas Program, AMA, Slamon, Dennis J et al. Ther Adv Med Oncol 2023 May 29:15:17588359231178125, Howlader et al. J Natl Cancer Inst. 2014 Apr 28;106(5):dju055.

The marketed PI3Kα inhibitor alpelisib is non-selective and exhibits activity against both the wild-type and mutant forms of PI3Kα. OnKure proposes that highly selective inhibition of the mutant oncogenic form of PI3Kα may enable effective targeting of the only oncogenic form of the enzyme in cancers, while having little effect against the wild-type enzyme in normal tissues, thus limiting the toxicities seen with non-selective inhibitors and enabling more effective target inhibition and efficacy. OnKure designed OKI-219 to selectivity inhibit the H1047R mutation to minimize the inhibition of wild-type PI3Kα in normal cells and thus potentially to improve efficacy and minimize known side-effects such as hyperglycemia, diarrhea, stomatitis, and rash that are commonly associated with wild-type PI3Kα inhibitors. Preclinical data for OKI-219 have shown approximately 80-fold selectivity for PI3KαH1047R over PI3KαWT. OnKure performed studies to investigate the selectivity of OKI-219 using inhibition of phosphorylated protein kinase B (“pAKT”) in two different cell lines: the T47D cancer cell line which has a PI3KαH1047R mutation and the SKBR cancer cell line which has wild type PI3Kα. The T47D and SKBR3 cell lines were treated for six hours with OKI-219 and inhibition of pAKT was measured using an HTRF assay and IC50 values were calculated from the dose response curves. In three separate experiments, OKI-219 inhibited pAKT with an average IC50 of 80 nanometers in T47D cells as compared to 7400 nanometers in SKBR3 cells. This corresponded to a pAKT cellular selectivity for PI3KαH1047R of 92 when comparing T47D and SKBR3 cell data.

The PI3KαH1047R mutation is estimated to be present in approximately 4% of human cancer cases and is the most common single mutation in PI3K. The PI3KαH1047R mutation is commonly found in breast, endometrial, salivary, ovarian, colon and lung cancers. In breast cancer, the H1047R mutation is found in approximately 13% of all breast cancer cases and is associated with poorer outcomes in patients with HR+ metastatic breast cancer treated with aromatase inhibitors (“AI”) and CDK 4/6 inhibitors and resistance to widely used HER2+ targeted therapies such as trastuzumab, marketed initially by Roche as Herceptin®, and lapatinib, marketed by Novartis as Tykerb®.

Limitations of Currently Approved PI3K Inhibitors

Mutations in the PI3K/AKT/mTOR signaling axis occur frequently in many cancer types. There are four subtypes of PI3K kinase: PI3Kα, PI3Kß, PI3Kg and PI3Kd. Aberrant PI3Kα activation is believed to be involved in tumor growth and metastasis. PI3Kα is composed of two components, a regulatory subunit, p85α, and catalytic subunit, p110α. An activating gain-of-function mutation in the catalytic p110α region of PI3Kα is one of the most common drivers of mutations in solid tumors.

The clinical importance of targeting mutated PI3Kα has been identified in several clinical trials conducted on compounds discovered and developed by parties other than OnKure. OnKure has not independently conducted any clinical trials to study the prevalence of PI3Kα mutations in breast cancers. The first-in-human Phase 1 trial of alpelisib, developed by Novartis, included both PI3Kα mutant and PI3KWT tumors in the dose expansion component of the trial. PI3Kα mutations were detected with commonly used next-generation sequencing assays in 64 of 76 (84.2%) of patients. The clinical benefit rate was observed to be 44% in PI3Kα mutants vs. 20% in PI3KWT tumors. Phase 1 data for taselisib, a PI3Kα inhibitor formerly developed by Roche, also showed a similar effect. Taselisib was tested in patients with tumors specifically selected for the H1047R mutation in PI3Kα. Results indicated a response rate of 36% in PI3KαH1047R mutant patients vs. 0% in those with the PI3KWT tumors.

Inhibition of wild-type PI3Kα is associated with multiple toxicities, including hyperglycemia, rash, diarrhea, nausea and stomatitis, which present a challenge to maintenance of patients on therapy. Hyperglycemia is one of the readily monitorable key toxicities in both patients and animal models that limits the efficacy of currently approved PI3Kα inhibitors. Hyperglycemia was reported in 65% of patients treated with alpelisib. Specifically, 33% of hyperglycemia cases were classified as Grade 3 and 3.9% as Grade 4, and ketoacidosis was observed in 0.7% of patients. The median time to first occurrence of hyperglycemia was 15 days with a range of five days to 517 days. Of the patients who experienced elevated FPG (fasting plasma glucose) on alpelisib, 96% had their FPG level return to normal after alpelisib discontinuation.

For capivasertib, an AKT inhibitor developed by Astra Zeneca and approved for PI3Kα/AKT1/PTEN-mutated breast cancer, Grade 3 or Grade 4 hyperglycemia occurred in 18% of treated patients. This is considered to be a severe degree of hyperglycemia. This is despite the fact that patients with insulin-dependent diabetes were excluded from the pivotal trial of capivasertib. Patients with Grade 3 hyperglycemia required insulin therapy or metformin therapy or both, and hospitalization was indicated in those cases. A total of 2.8% of treated patients experienced Grade 4 hyperglycemia, which was deemed life threatening and required urgent intervention. The median time to first occurrence of hyperglycemia was 15 days, with a range from one day to 367 days. Furthermore, 66% of patients who required anti-hyperglycemic medication following capivasertib treatment remained on these medications as of capivasertib treatment discontinuation or last follow-up.

Figure 4. Side Effects in Patients Treated with First Generation Non-Selective PI3Kα Inhibitors.

Source: Data from product labels for alpelisib and capivasertib and from Juric et al SABCS 2021 for inavolisib.

By minimizing the targeting of PI3KαWT (approximately 80-fold selectivity for PI3KαH1047R over PI3KαWT), OnKure believes OKI-219 will not have a significant impact on insulin homeostasis. Preclinical OKI-219 data in a mouse xenograft model show no significant impact on insulin levels after three weeks at doses estimated to be 15x greater than the minimally efficacious dose. OnKure believes that this is a key differentiator for OKI-219 compared to first-generation non-selective PI3Kα inhibitors.

Figure 5. Changes in measured insulin after 21 days of dosing. OKI-219 does not appear to have significant impact on insulin homeostasis. Source: OnKure data.

Blood-Brain Barrier Penetration

Brain metastases are estimated to occur in 98,000 to 170,000 cancer patients in the United States each year and in 10% to 26% of patients who die from their cancers. The observed growth in the incidence of brain metastasis over the last decade is believed to be partially attributed to the challenges of chemotherapeutic agents gaining access to the brain. While clinical outcomes for systemic malignancies have improved, the survival prognosis for brain metastasis has remained poor and for many patients remains at less than one year.

The blood-brain barrier (the “BBB”) is a semi-permeable membrane that regulates the transfer of substances from the circulatory system into the brain and provides protection for the brain from potentially harmful substances present in the rest of the body. The BBB is composed of cells that line blood vessels, known as endothelial cells, that are joined to each other with tight junctions and are surrounded by a layer of cells known as pericytes found in the capillary basement membrane. The tight junctions limit the entry of most molecules greater than approximately four hundred Daltons in molecular weight. While it is protective of the brain and contributes to overall health, the BBB nonetheless presents a challenge to physicians seeking to deliver anti-cancer agents to the brain and to treat brain metastasis. Preclinical data for OKI-219 in a rat model suggest that OKI-219 is highly brain penetrant, reaching brain concentrations of the drug similar to those observed in free plasma.

Figure 6. Comparison of OKI-219 concentration in the brain and free plasma in rat, dog, and monkey. The data suggests that OKI-219 easily permeates the blood brain barrier. Source: OnKure data.

Good OKI-219 brain penetration has also been confirmed in both dogs and monkeys. OnKure believes that the ability of OKI-219 to penetrate the BBB may enable it to effectively treat patients with brain metastasis in addition to those with systemic malignancies.

Current Standard of Care in Breast Cancer

Many cancers are treated with combinations of two or more anti-cancer drugs. Specifically, in breast cancer, the choice of therapy is dependent on the type and stage of disease. Breast cancers are segmented diagnostically based on growth drivers, including hormonal receptors such as estrogen and progesterone receptors and the HER2/neu receptor. Approximately 70% of breast cancers over-express an estrogen receptor (“ER”) or progesterone receptor, and are classified as HR+/HER2-. If diagnosed with early-stage disease, patients are usually treated with endocrine therapy, such as aromatase inhibitors or tamoxifen in the adjuvant setting, or they may receive chemotherapy before hormonal inhibitors if they are diagnosed with later-stage, intermediate or high-risk disease. For patients initially diagnosed with metastatic HR+/HER2- disease, and for those who have disease that has progressed to become metastatic HR+/HER2- disease, first-line treatment includes an aromatase inhibitor plus a CDK 4/6 inhibitor, or the SERD fulvestrant with or without a CDK 4/6 inhibitor. In the second-line setting, treatment can vary depending on identified mutations in various genes. Patients with PI3Kα mutations are eligible to receive fulvestrant plus a PI3Kα- or AKT-targeting agent such as alpelisib or capivasertib. For patients with ESR1 mutations, physicians may prescribe a SERD such as elacestrant, the next-generation SERD marketed by Stemline Therapeutics, a subsidiary of Menarini Group, as Orserdu®. For other patients, fulvestrant with or without the mTOR inhibitor everolimus would be indicated.

Approximately 14% of breast cancer patients over-express the HER2/neu receptor and are classified as HER2+. These patients are treated with HER2-targeting agents such as trastuzumab, marketed by Roche as Herceptin®; generic biosimilars to trastuzumab; pertuzumab, marketed by Roche as Perjeta®; ado-trastuzumab emtansine or T-DM1, marketed by Roche as Kadcyla®; fam-trastuzumab deruxtecan-nxki or T-DXd, marketed by Daiichi Sankyo and AstraZeneca as Enhertu®; and tucatinib, marketed by Pfizer as Tykysa®. Typically, in early-stage or metastatic disease, the standard of care is trastuzumab plus chemotherapy, with or without pertuzumab. Ado-trastuzumab emtansine was the standard of care in second-line metastatic disease until the approval of trastuzumab deruxtecan in 2019. Trastuzumab deruxtecan is frequently prescribed in second-line HER2+ disease, whereas ado-trastuzumab emtansine is now typically used in the third-line setting. In patients with disease that progresses on all these therapy regimens, a triple combination of tucatinib, trastuzumab and capecitabine is often used in the fourth-line or salvage setting.

Approximately 10% of breast cancer patients do not over-express HR or HER2 receptors. These tumors are classified as triple negative breast cancer (“TNBC”). Patients with TNBC are treated with chemotherapy, sacituzumab govitecan, marketed by Gilead as Trodelvy®, immunotherapy such as pembrolizumab, marketed by Merck as Keytruda®, or atezolizumab, marketed by Genentech as Tecentriq®.

Beyond HR and HER2 receptors, breast cancer patients are also screened for PD-L1 positivity, which encompasses approximately 40% of patients, as well as for mutations in the germline BRCA1 or BRCA2 genes. The prevalence of a BRCA1 or BRCA2 mutation is only 3%–4% in HR+/HER2- patients but is approximately 15% in patients with TNBC. In PD-L1 positive, triple negative breast cancer, patients are treated with atezolizumab or pembrolizumab, while two Poly ADP Polymerase inhibitors (“PARP inhibitors”) are approved for BRCA 1/2 mutants: Olaparib, marketed by AstraZeneca as Lynparza®, and talazoparib, marketed by Pfizer as Talzenna®.

The PI3Kα-targeting agent alpelisib and the AKT-targeting agent capivasertib are currently approved in combination with fulvestrant in advanced HR+/HER2- breast cancer, providing a proof of concept for targeting mutated PI3Kα in this disease. These therapies have significant toxicity, however, which presents a challenge for their use. OnKure believes that the ability to safely combine with fulvestrant or other SERDs is a critical advantage for any new therapy targeting PI3Kα-mutated HR+ breast cancer. OKI-219 was tested in combination with a next-generation SERD known as camizestrant in a preclinical breast cancer model utilizing the T47D cell. T47D is an estrogen receptor-positive luminal A subtype breast cancer cell line that harbors the PI3KαH1047R mutation and is frequently utilized in research of hormonal signaling in breast cancer. Monotherapy treatment with camizestrant at 10mg/kg QID resulted in slower tumor growth than the control but did not result in significant tumor volume reduction from baseline. Similarly, monotherapy dosing with OKI-219 at 25mg/kg QID resulted in delay of tumor growth as well. The combination of OKI-219 and camizestrant resulted in significant and dose-dependent tumor shrinkage, supporting the potential for combination therapy of OKI-219 and SERDs in metastatic breast cancer.

xxT47D
ER+HER2- (H1047R-/+)
Tumor Volume (mm3)
Mean +/- SEM
1500
1000
500
0
0
10
20
30
40
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Vehicle Control
camizestrant 10mg/kg PO QD
OKI-219 25mg/kg PO QD
OKI-219 25mg/kg + camizestrant
For combination group at day 42:
p = 0.013 vs. vehicle
p = 0.011 vs. camizestrant
p = 0.0003 vs. OKI-219
Student's t-test, two tailed distribution, unequal variance

Figure 7. Efficacy assessment of OKI-219 in combination with camizestrant. The data suggest that the drugs result in greater tumor shrinkage in combination vs. monotherapy. Source: OnKure data.

OnKure tested the combination of OKI-219 with tucatinib, an anti-HER2 small molecule tyrosine kinase inhibitor, in the HER2+ PI3KαH1047R HCC1954 breast cancer cell line. This cell line is resistant to tucatinib treatment, as demonstrated by the continued tumor growth with 50mg/kg BID tucatinib dosing. OKI-219 monotherapy at 200mg/kg QID appears to limit the tumor’s ability to grow, but is not effective enough by itself to drive tumor shrinkage. The combination of tucatinib and OKI-291 resulted in tumor shrinkage, suggesting that inhibiting mutant PI3Kα in combination with targeting HER2 can overcome poor responses to HER2-targeting agents used alone.

HCC1954 (H1047R-/+)
ER-HER2+
Tumor Volume (mm3)
Mean +/- SEM
1000
750
500
250
0
0
10
20
30
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Vehicle
tucatinib 50mg/kg BID
OKI-219 200mg/kg QD
OKI-219 + tucatinib

For combination group at day 28:
p = 0.000004 vs. vehicle
p = 0.0002 vs. OKI-219
p = 0000001 vs. tucatinib
Student's t-test, two tailed distribution, unequal variance

Figure 8. Efficacy comparison of OKI-219 vs. tucatinib in tucatinib-resistant tumor model. The combination of OKI-219+ tucatinib appears to have efficacy synergy and potentially overcomes tucatinib resistance in this model. Source: OnKure data.

OnKure believes that breast cancer is an ideal tumor type for the initial development of mutant-selective PI3Kα inhibitors due to several factors:

•	the fact that PI3Kα inhibitors have been approved in PI3Kα-mutated HR+ metastatic breast cancer;

•	the high prevalence of the PI3KαH1047R mutation in breast cancer;

•	the poor prognosis of patients with metastatic breast cancer who have PI3Kα mutations; and

•	the fact that PI3Kα mutations appear to be truncal, meaning that they originate early in cancer development and, when mutated, are found in most cancer cells in a patient.

OnKure believes that initially focusing on PI3KαH1047R in advanced breast cancer patients may enable the eventual development of OKI-219 in earlier lines of therapy as well as in patients with tumors with different tissues of origin besides breast and expanding the patient population that may benefit from treatment with OKI-219.

Phase 1 PIKture-01 Trial

OKI-219 is currently being investigated in the PIKture-01 trial, a Phase 1 trial. This is an open-label international trial with planned sites in the United States, European Union, and Asia designed to evaluate the safety, tolerability, PK, PD, and efficacy of OKI-219 as monotherapy as well as in combination with fulvestrant and trastuzumab. OnKure anticipates that it will report early data from the PIKture-01 trial in the fourth quarter of 2024.

The PIKture-01 trial has three parts:

•

Part A is a dose-ranging basket trial of solid tumors with a target enrollment of 24 subjects testing OKI-219 as a monotherapy. This part of the trial is enrolling patients with solid tumors with the PI3KαH1047R mutation for whom there is no effective available therapy. The starting dose is 300mg BID, and this trial uses a Bayesian Optimal Interval (“BOIN”) design. OnKure estimates that it will be dosing 600mg BID in cohort 2 in Part A to potentially reach exposure sufficient for single-agent activity. Once monotherapy safety and dosing are established in Part A, OnKure plans to commence two dose-ranging combination trials.

•

Part B will investigate OKI-219 in combination with fulvestrant in HR+/HER2- advanced breast cancer. These patients must have locally advanced, unresectable or metastatic cancer with the PI3KαH1047R mutation and have received at least one prior line of hormonal therapy and at least one prior line of CDK 4/6 inhibitor therapy in the advanced or metastatic setting unless contraindicated. Part B is anticipated to commence in the second half of 2024.

•

Part C will investigate OKI-219 in combination with trastuzumab in HER2+ advanced breast cancer with the PI3KαH1047R mutation. These patients must have HER2+, locally advanced unresectable or metastatic breast cancer and also have received prior taxane, trastuzumab, pertuzumab, tucatinib and trastuzumab deruxtecan unless unavailable or contraindicated. Part C is anticipated to commence in the first half of 2025.

Both Part B and Part C would initially enroll approximately nine patients in a single-arm dose escalation trial and then would investigate high (n=20) and low (n=20) doses to comply with FDA’s project OPTIMUS dose exploration requirement. The objective of a dose-finding trial is to find the optimum dose instead of utilizing the maximum tolerated dose, which historically has been the dose chosen for pivotal trials of cancer drugs. OnKure anticipates that it will report early data from the PIKture-01 trial in the fourth quarter of 2024.

The primary endpoint of Part A is to assess the safety of OKI-219 and to identify the maximum tolerated dose and pharmacologically active dose(s) (“PAD”). Secondary endpoints include additional measures of safety and tolerability designed to:

•	assess plasma PK of OKI-219;

•	assess the effect of food on the PK of OKI-219;

•	estimate preliminary antitumor activity;

•	assess the dose-response impact of circulating tumor DNA (“ctDNA”); and

•	assess the PD activity of OKI-219 and its association with PK, safety, and efficacy.

For Parts B and C, the primary endpoints during dose-ranging are to assess the safety of OKI-219 when taken in combination with fulvestrant and trastuzumab, respectively, and to identify two PAD doses that will be utilized during the dose optimization portion, for which the primary endpoint is to compare two PAD dose levels of OKI-219 plus a fixed dose of fulvestrant or trastuzumab in order to identify the recommended Phase 2 dose (“RP2D”). Secondary endoints include additional measures of safety and tolerability of OKI-219 when taken in combination with fulvestrant or trastuzumab, and are designed to:

•	assess the plasma PK of OKI-219 when in combination with fulvestrant or trastuzumab;

•	assess effect of food on the PK of OKI-219 when in combination with fulvestrant or trastuzumab;

•	estimate preliminary antitumor activity of OKI-219 when taken in combination with fulvestrant or trastuzumab;

•	assess the dose-response impact of ctDNA of OKI-219 when taken in combination with fulvestrant or trastuzumab; and

•	assess the PD activity of OKI-219 and, finally, to determine the impact of OKI-219 dosing in combination with fulvestrant or trastuzumab on blood glucose and insulin.

Additionally, exploratory endpoints for all parts include an exploration of predictive biomarkers of response to OKI-219 in blood and tumor tissue as monotherapy and while in combination with fulvestrant and trastuzumab. For dose optimization only, OnKure also seeks to determine the impact of OKI-219 on quality of life.

During dose optimization, 20 participants will be randomized between two PAD levels in parts B and C. A sample size of 20 participants in each arm will provide 79% power to detect an increase in objective response rate from 5% to 20% within each PAD arm using a one-sided exact binomial test at the 10% level of significance. Monotherapy is not powered to assess efficacy.

Figure 9. PIKture-01 trial design and timeline

OKI-219 Future Trials

OKI-219 was designed to target the PI3KαH1047R mutation to maintain or improve upon the efficacy and simultaneously to minimize the toxicities associated with first-generation PI3KαWT inhibitors. OnKure anticipates that this precision targeting of the H1047R mutation and minimal inhibition of wildtype PI3Kα should enable OKI-219 to safely combine with other cancer drugs and potentially result in synergistic clinical efficacy. OnKure plans to explore OKI-219 in combination with approved drugs in multiple lines of treatment in breast cancer. Based on initial data from these combination studies, a number of possible development strategies may be considered, including developing OKI-219 in combination with a SERD in second-line breast cancer patients; developing in patients who have disease that has progressed on prior inavolisib or alpelisib treatment; and development in front-line metastatic breast cancer, in combination with CDK 4/6 inhibitors, plus either an aromatase inhibitor or a SERD. With positive data in the metastatic setting, OnKure also plans to develop OKI-219 in combination with an AI+ CDK 4/6 inhibitor in the adjuvant setting.

Figure 10. OKI-219 Clinical development approach

Next-Generation PI3K Precision Kinase Inhibitor Programs

OnKure is progressing research programs with the goal of developing novel inhibitors targeting additional PI3Kα mutations. One program has designed small-molecule PI3KαH1047X inhibitors, which have shown predictable mouse PK/PD with favorable drug properties. These compounds also exhibit activity against H1047L and H1047Y mutants in addition to H1047R. OnKure’s lead next-generation PI3KαH1047X inhibitor program is currently in the candidate selection stage, and it plans to nominate a product candidate in 2024 and file an Investigational New Drug Application (an “IND”) in 2025.

OnKure has an additional discovery-stage program with PI3Kα inhibitors targeting E542K and E545K mutations, and anticipates that it will select a product candidate in 2025.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While OnKure believes that its technology, the expertise of its team, and its development experience and scientific knowledge provide it with competitive advantages, OnKure faces increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that OnKure successfully develops and commercializes may compete with existing therapies and new therapies that may become available in the future.

Many of OnKure’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than OnKure does. These competitors also compete with OnKure in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in licensing or acquiring technologies complementary to, or necessary for, OnKure’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with companies. Additional mergers and acquisitions may result in even more resources being concentrated in OnKure’s competitors. OnKure’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that OnKure may develop. OnKure’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than OnKure can, which could result in its competitors establishing a strong market position before OnKure is able to enter the market or could otherwise make the development or commercialization of its products more complicated. The key competitive factors affecting the success of all of OnKure’s programs are likely to be efficacy, safety and patient convenience.

There are multiple PI3Kα-pathway targeted agents either approved or under clinical development that will potentially compete with OKI-219 and OnKure’s PI3Kα-targeted portfolio. These include the marketed medicines alpelisib (Piqray®, a PI3Kα-selective inhibitor marketed by Novartis) and capivasertib (TruquapTM, an AKT1 inhibitor marketed by Astra Zeneca), both of which are approved for the treatment of PI3Kα-mutated breast cancer patients in combination with the SERD fulvestrant. OnKure is also aware of several novel PI3K-targeted therapies that are in clinical development. This includes both multiple non-mutation-selective PI3K inhibitors (inavolisib, developed by Roche Holdings AG; gedatolisib (Celcuity Inc.); MEN1611 (menarini) and TOS-358 (Totus Medicines)) and inhibitors designed to have greater selectivity for mutated PI3Kα, including RLY-2608 (Relay Therapeutics), STX-473 (Scorpion Therapeutics) and LOXO-783 (Loxo Oncology). Multiple other companies have disclosed or published research efforts in PI3K inhibitors that are at an early stage, but could potentially advance to the clinic.

Finally, there are numerous other investigational therapies, spanning many modalities that are being evaluated preclinically and in clinical trials for breast cancer.

Manufacturing

OnKure does not own or operate, and currently has no plans to establish, any manufacturing facilities. OnKure relies, and expects to continue to rely, on third parties for the manufacture of its product candidates for preclinical and clinical testing, and expects to rely on third parties for commercial manufacturing should any of its product candidates obtain marketing approval. OnKure believes that this strategy allows it to maintain a more efficient infrastructure by eliminating the need for to invest in its own manufacturing facilities, equipment and personnel while also enabling OnKure to focus its expertise and resources on the discovery and development of its product candidates. In addition, OnKure generally expects to rely on third parties for the manufacture of any companion diagnostics it may develop.

To date, OnKure has obtained the regulatory starting materials and cGMP-compliant active pharmaceutical ingredients from a single-source supplier, PharmaBlock Sciences (Nanjing), Inc., but could contract with other CMOs for these materials as the raw materials OnKure uses are commonly used and are available from multiple sources. OnKure also currently relies on a single-source CMO, STA Pharmaceutical Hong Kong Limited, for the drug product for OKI-219, but may contract with other CMOs for the manufacture of drug product in the future. OnKure is in the process of developing its supply chain for its product candidates and intends to put in place framework agreements under which third-party CMOs will generally provide OnKure with necessary quantities of API and drug product on a project-by-project basis based on its development requirements.

As OnKure advances its product candidates through development, it plans to explore adding backup suppliers for the API and drug product for OKI-219 and future product candidates in order to protect against any potential supply disruptions.

Intellectual Property

OnKure strives to protect and enhance the proprietary technologies, inventions and improvements that are commercially important to its business by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States directed to these technologies, inventions, improvements and to its drug candidates. OnKure also relies on trade secrets, know-how, trademarks, continuing technological innovation and licensing opportunities to develop and maintain its proprietary and intellectual property position.

As of May 1, 2024, OnKure’s owned and licensed patent portfolio included 128 patents and patent applications, including two licensed U.S. issued patents and six owned U.S. issued patents, covering various aspects of its proprietary technology, product candidates, and related inventions and improvements. The patent portfolio also includes 36 licensed patents issued in jurisdictions outside of the United States, and 17 owned patent applications pending in jurisdictions outside of the United States that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. OnKure’s licensed patents relate to a patent family that is no longer material to OnKure’s business.

PI3K Platform

OnKure currently owns 11 patent families directed to its PI3K platform technology as summarized below. The patent families are differentiated based on the chemical structures of the PI3K inhibitor compounds. All of the family members are currently at the application stage and exist as either a U.S. provisional (“USP”) application or as a Patent Cooperation Treaty (“PCT”) application. Three of the families which are at the PCT application stage also have a Taiwanese (“TW”) application. The US provisional applications secure an early filing date and provide an additional twelve months of patent protection beyond the normal 20 year lifetime of any patent granted thereon. The PCT applications are single application placeholders for filings in a majority of the countries and geographic regions of the world. The types of claims for each application are listed and an expiration year for each family based on the actual or projected PCT filing dates is also provided.

Family 1: PCT and TW applications/product and method of treatment claims/2043 expiration

Family 2: PCT and TW applications/product and method of treatment claims/2043 expiration

Family 3: PCT application/product and method of treatment claims/2043 expiration

Family 4: PCT and TW applications/product and method of treatment claims/2043 expiration

Family 5: 2 USP applications/product and method of treatment claims/2044 expiration

Family 6: USP application/product and method of treatment claims/2045 expiration

Family 7: USP application/product and method of treatment claims/2045 expiration

Family 8: USP application/product and method of treatment claims/2045 expiration

Family 9: USP application/product and method of treatment claims/2045 expiration

Family 10: USP application/product and method of treatment claims/2045 expiration

Family 11: USP application/product and method of treatment claims/2045 expiration

OnKure cannot guarantee that its owned pending patent applications, or any patent applications that it may in the future file or license from third parties, will result in the issuance of patents. OnKure also cannot predict the scope of claims that may be allowed or enforced in its patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, OnKure may not obtain or maintain adequate patent protection for any of its programs and product candidates.

The terms of individual patents depend upon the legal terms of the patents in the countries in which they are obtained. In most countries in which OnKure files, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when its products receive FDA approval, OnKure expects to apply for patent term extensions on patents covering those products. OnKure also plans to seek patent term extensions on any of its issued patents in any jurisdiction where available, but there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with OnKure’s assessment of whether such extensions should be granted, and if granted, the length of such extensions.

In addition to patent protection, OnKure also relies on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain its competitive position. OnKure protects and maintains the confidentiality of proprietary information to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. Although OnKure takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to OnKure’s trade secrets or disclose its technology. Therefore, OnKure may not be able to meaningfully protect its trade secrets. It is OnKure’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with it. These agreements provide that all confidential information concerning OnKure’s business or financial affairs developed or made known to the individual during the course of the individual’s relationship with OnKure is to be kept confidential and not disclosed to third parties except in specific circumstances. OnKure’s agreements with employees also provide that all inventions conceived by the employee in the course of employment or from the employee’s use of OnKure’s confidential information are OnKure’s exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and OnKure may not have adequate remedies for any such breach.

The patent positions of biotechnology companies like OnKure are generally uncertain and involve complex legal, scientific and factual questions. OnKure’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third- party patent would require OnKure to alter its development or commercial strategies, alter its products or processes, obtain licenses or cease certain activities. OnKure’s breach of any license agreements or its failure to obtain a license to proprietary rights required to develop or commercialize its future products may have a material adverse impact on OnKure. If third parties prepare and file patent applications in the United States that also claim technology to which OnKure has rights, OnKure may have to participate in derivation proceedings in the USPTO to determine priority of invention. For more information, see the section entitled “Risk Factors—Risks Related to OnKure—Risks Related to OnKure’s Intellectual Property.”

Government Regulation

OnKure’s product candidates and its operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in other countries.

The FDA and other federal, state, local and foreign authorities regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and combination products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Drug products and substances are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on OnKure.

OnKure’s current product candidates and any future small molecule product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including the FDA’s good laboratory practice (“GLP”) requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin;

•	approval by an IRB or ethics committee at each clinical trial site before each trial may be initiated;

•

performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of an investigational product for each proposed indication;

•	preparation and submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug product will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug identity, strength, quality, and purity;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

Preclinical and Clinical Studies

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and OnKure cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all. Preclinical tests generally involve laboratory evaluations of drug chemistry, formulation, and stability, as well as studies to evaluate toxicity in animals, including pharmacology, pharmacokinetics, toxicokinetic, and metabolism studies that support subsequent clinical testing in humans. The results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin.

Long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

The central focus of an IND submission is the general investigation plan and the protocol(s) for human studies. An IND must become effective before clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

For each successive clinical trial conducted with the investigational drug, a separate, new protocol submission to an existing IND must be made, along with any subsequent changes to the investigational plan. Sponsors are also subject to ongoing reporting requirements, including submission of IND safety reports for any serious adverse experiences associated with use of the investigational drug or findings from preclinical studies suggesting a significant risk for human subjects, as well as IND annual reports on the progress of the investigations conducted under the IND.

Clinical studies involve the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND.

Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, including the website maintained by the U.S. National Institutes of Health, ClinicalTrials.gov.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three phases, known as Phase 1, Phase 2 and Phase 3. Although the phases are usually conducted sequentially, they may overlap or be combined.

•	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate.

The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials typically involve studies in a limited population of disease-affected patients to determine possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to evaluate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical study investigators. Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of OnKure’s product candidates. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that OnKure’s product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA Review

Following completion of clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information in a request for approval to market the drug for one or more specified indications. The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.

Under the Prescription Drug User Fee Act, as amended (the “PDUFA”), each NDA must be accompanied by an application user fee. FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a qualifying small business.

The FDA reviews all submitted NDAs before it accepts them for filing to determine if they are sufficiently complete to permit a substantive review, and the FDA may request additional information rather than accepting the NDA for filing. In this event, the application must be resubmitted with the additional information and is subject to payment of additional user fees. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. Under the PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, standard review and priority review. According to the PDUFA performance goals, the FDA endeavors to review applications subject to standard review within ten months, whereas the FDA’s goal is to review priority review applications within six months. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

The FDA may refer applications for novel drug products or products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.

Before approving an NDA, the FDA typically will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. The FDA also closely analyzes the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA and conducts inspections of manufacturing facilities, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, including the potential requirement to conduct additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, or to conduct additional preclinical studies or manufacturing changes. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than OnKure interprets the same data.

Expedited Development and Review Programs

The FDA has a fast-track program that is intended to expedite or facilitate the process of reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast-track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast-track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA. Any product submitted to the FDA for marketing, including under a fast-track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, such product must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which endpoint is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Additionally, a drug may be eligible for designation as a breakthrough therapy if (a) the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and (b) preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast-track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast-track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-Approval Requirements

Following approval of a new product, the product is subject to continuing regulation by the FDA, including, among other things, requirements relating to facility registration and drug listing monitoring and record-keeping adverse event and other periodic reporting, product sampling and distribution, and product promotion and advertising. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication.

After approval, if there are any changes to the approved product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. In addition, quality control, drug manufacture, packaging, and labeling products must continue to conform to cGMP requirements after approval. OnKure relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of its products in accordance with cGMP regulations. Manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, its manufacturer or the NDA holder, including recalls.

The FDA may also place other conditions on approvals including the requirement for a REMS, to assure the safe use of the product. If the FDA concludes that a REMS is needed, the NDA sponsor must submit a proposed REMS. The FDA will not approve the product without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	mandated modifications of promotional materials and labeling and the issuance of corrective information;

•	issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

OnKure also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use,” industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media.

The FDA may also require post-approval studies and clinical trials if the FDA finds that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicate the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant or manufacturer to, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of OnKure’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. Application for patent extension must be filed with the USPTO within 60 days of FDA approval of the drug product even if the product cannot be commercially marketed at that time.

The patent term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of the NDA application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, OnKure may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Such three-year and five-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other U.S. Regulatory Matters

OnKure’s current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which OnKure researches, as well as, sells, markets, and distributes any products for which it obtains marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect OnKure’s ability to operate include, but are not limited to the following:

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The AKS, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the FCA.

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The federal false claims, including the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct.

•	HIPAA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

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HIPAA also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the CMS information regarding certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members.

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The FCPA prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring OnKure to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations; and analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances (such as Washington’s My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act of 1970 as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which OnKure may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which OnKure’s customers seek reimbursement for its product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product OnKure develops may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, OnKure may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider OnKure’s product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable OnKure to maintain price levels sufficient to realize an appropriate return on its investment in drug development.

In most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of OnKure’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. For more information, see the section entitled “Risk Factors—Risks Related to OnKure—OnKure may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on its business and results of operations.”

Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect the profitable sale of product candidates. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry.

The ACA, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; (2) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (3) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in certain government healthcare programs; (4) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (5) expanded the eligibility criteria for Medicaid programs; (6) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; (7) created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and (8) established a Center for Medicare Innovation at the CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drugs.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period in 2021 for purposes of obtaining health insurance coverage through the ACA marketplace.

This executive order also instructs certain governmental agencies to review existing policies and rules that limit access to health insurance coverage through Medicaid or the ACA, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA, OnKure’s business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on OnKure’s business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2032, unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for OnKure’s drugs, if approved, and accordingly, its financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, the American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on OnKure’s business. In August 2022, Congress passed the IRA, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including certain pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges and other legislative, executive and administrative actions of the government on OnKure and the pharmaceutical industry as a whole is unclear.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase OnKure’s compliance burdens and expose us to greater liability under such state laws once OnKure begins commercialization after obtaining regulatory approval for any of OnKure’s products. Further, the FDA recently authorized the state of Florida to import certain prescription drugs from Canada for a period of two years to help reduce drug costs, provided that Florida’s Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. OnKure expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for OnKure’s drug candidates or additional pricing pressures. OnKure is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. If OnKure or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if OnKure or such third parties are not able to maintain regulatory compliance, OnKure’s product candidates may lose regulatory approval that may have been obtained and OnKure may not achieve or sustain profitability.

Foreign Regulation

In addition to regulations in the United States, OnKure will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its product candidates to the extent OnKure chooses to develop or sell any product candidates outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Employees and Human Capital Resources

As of May 1, 2024, OnKure had 42 employees, 31 of whom were engaged in research and development activities. OnKure also engages contractors and consultants. None of its employees are represented by a labor union or covered under a collective bargaining agreement. OnKure has not experienced any work stoppages due to employee disputes, and it considers its relationship with its employees to be good.

OnKure’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and new employees, advisors and consultants. The principal purposes of its equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of OnKure by motivating such individuals to perform to the best of their abilities and achieve OnKure’s objectives.

Facilities

OnKure’s corporate headquarters is located in Boulder, Colorado, and consists of office and laboratory space pursuant to a lease that expires in December 2026.

OnKure leases all of its facilities and does not own any real property. OnKure believes that its existing facilities are adequate and suitable for its current needs and that, should it be needed, suitable additional or alternative space will be available as and when needed.

Legal Proceedings

From time to time, OnKure may be subject to legal proceedings and claims arising in the ordinary course of its business. OnKure is not currently a party to or aware of any proceedings that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

ONKURE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of OnKure’s financial condition and results of operations together with OnKure’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to OnKure’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” OnKure’s actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the section entitled “Risk Factors” to gain an understanding of the factors that could cause actual results to differ materially from OnKure’s forward-looking statements. Please also see the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Market and Industry Data.”

Overview

OnKure, Inc. is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines that target biologically validated drivers of cancers underserved by available therapies. Using a structure- and computational chemistry-driven drug design platform, OnKure is committed to improving clinical outcomes for patients by building a robust pipeline of small molecule drugs designed to selectively target specific mutations thought to be key drivers of cancer. OnKure’s lead product candidate, OKI-219, is a highly selective inhibitor of 3 kinase alpha (PI3Kα), a key mediator in cancer growth signaling, harboring the H1047R mutation (PI3KαH1047R) that has a much smaller impact on non-mutated (or wild-type) PI3Kα (PI3KαWT). OKI-219 is currently in a first-in-human Phase 1 monotherapy dose-escalation trial in H1074R-mutated advanced solid tumors including breast cancer. Early clinical data are anticipated in the fourth quarter of 2024. In addition to OKI-219, OnKure is also pursuing programs designed to selectively target the other specific mutations of PI3Kα.

OnKure was incorporated in the State of Delaware in 2011 and is headquartered in Boulder, Colorado. Since its inception, OnKure has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

OnKure does not own or operate, and currently has no plans to establish, any manufacturing facilities. OnKure relies, and expects to continue to rely, on third parties for the manufacture of its product candidates for preclinical and clinical testing, and expects that it will rely on third parties for commercial manufacturing should any of its product candidates obtain marketing approval. OnKure believes that this strategy allows it to maintain a more efficient infrastructure by eliminating the need to invest in its own manufacturing facilities, equipment and personnel while also enabling OnKure to focus its expertise and resources on the development of its product candidates. In addition, OnKure generally expects to rely on third parties for the manufacture of any companion diagnostics it may develop.

To date, OnKure has funded its operations primarily through private placements of OnKure Common Stock, OnKure Preferred Stock and convertible debt. As of March 31, 2024, OnKure had cash and cash equivalents of $19.2 million. Based on its current operating plan, OnKure’s existing cash and cash equivalents as of the date of this proxy statement/prospectus will not be sufficient to fund its operations in the normal course of business and meet its liquidity requirements through at least the next 12 months. Upon the completion of the Mergers and the Concurrent PIPE Investments, OnKure believes the resulting cash resources will be sufficient to fund its planned operations into the fourth quarter of 2026.

As of March 31, 2024, OnKure had an accumulated deficit of $101.9 million. OnKure has incurred losses and negative cash flows from operations since inception, including net losses of $35.3 million and $29.5 million for the years ended December 31, 2023 and 2022, respectively. OnKure’s net losses for the three months ended March 31, 2024 and 2023 were $9.5 million and $8.7 million, respectively. OnKure expects that its operating losses and negative operating cash flows will continue for the foreseeable future as it develops its product candidates.

OnKure’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors including the timing and scope of its research and development activities. OnKure expects its expenses and capital requirements will increase substantially in connection with its ongoing activities as OnKure:

•	advances its OKI-219 program through clinical development;

•	advances the development of its other small molecule research stage programs;

•	expands its pipeline of product candidates through its own research and development efforts;

•	seeks to discover and develop additional product candidates;

•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;

•	establishes a sales, marketing and distribution infrastructure to commercialize any approved product candidates;

•	contracts to manufacture any approved product candidates;

•	expands its clinical, scientific, management and administrative teams;

•	maintains, expands, protects and enforces its intellectual property portfolio, including patents, trade secrets and know how;

•	implements operational, financial and management systems; and

•	operates as a public company.

OnKure does not have any products approved for commercial sale, has not generated any revenue from product sales or other sources and cannot provide assurance that it will ever generate positive cash flows from operating activities. OnKure’s ability to generate product revenue sufficient to achieve and maintain profitability will depend upon the successful development and eventual commercialization of one or more of OnKure’s product candidates, which is uncertain and expected to take many years. OnKure will therefore require substantial additional capital to develop its product candidates and support its continuing operations. Accordingly, until such time that OnKure can generate a sufficient amount of revenue from product sales or other sources, if ever, it expects to finance its operations through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties. However, OnKure may be unable to raise additional capital from these sources on favorable terms, or at all. OnKure’s failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on its business, results of operations or financial condition, including requiring OnKure to delay, reduce or curtail its research, product development or future commercialization efforts. OnKure may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than it would otherwise choose.

Recent Developments

Agreement and Plan of Merger

On May 10, 2024, OnKure entered into the Merger Agreement with Reneo, Merger Sub I, and Merger Sub II. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (a) Merger Sub I will merge with and into OnKure in the First Merger, with OnKure surviving as a direct, wholly owned subsidiary of NewCo and (b) as promptly as practicable following the First Merger, OnKure will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of NewCo. The Mergers are intended to qualify for U.S. federal income tax purposes as a tax-free reorganization. The Merger Agreement and the Mergers were approved by the OnKure Board. Upon Closing of the Mergers, NewCo will be named “OnKure Therapeutics, Inc.” and is expected to continue to be listed with Nasdaq.

Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each then-outstanding share of OnKure Common Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock (after giving effect to the Reverse Stock Split) equal to the Common Stock Exchange Ratio and (b) each then-outstanding share of OnKure Preferred Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock (after giving effect to the Reverse Stock Split) equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of a new series of non-voting common stock designated NewCo Class B Common Stock. Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, (a) each OnKure RSU corresponding to shares of OnKure Preferred Stock that is outstanding immediately prior to the First Effective Time will be assumed by NewCo and will be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock (after giving effect to the Reverse Stock Split) equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time, and (b) each then-outstanding OnKure Option will be assumed by NewCo and will be converted into a Converted NewCo Option (after giving effect to the Reverse Stock Split), subject to the adjustments set forth in the Merger Agreement.

Immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo on a fully-diluted basis and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plan and the 2024 ESPP). Following the completion of the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding any shares reserved under the 2024 Plans). The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split and (ii) to the extent that Reneo’s net cash immediately prior to the Closing is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively).

Completion of the Mergers is expected to occur in the second half of 2024, subject to approval by Reneo Stockholders and OnKure Stockholders and the satisfaction or waiver of certain other customary closing conditions.

Basis of Presentation

The following discussion highlights OnKure’s results of operations and the principal factors that have affected its financial condition as well as its liquidity and capital resources for the periods described and provides information that management believes is relevant for an assessment and understanding of the balance sheets and statements of operations and comprehensive loss presented herein. The following discussion and analysis are based on OnKure’s audited financial statements and related notes and unaudited interim financial statements and related notes contained in this proxy statement/prospectus, which OnKure has prepared in accordance with GAAP. You should read the discussion and analysis together with such audited financial statements and the related notes thereto and unaudited interim financial statements and related notes thereto.

Components of OnKure’s Results of Operations

Revenue

To date, OnKure has not generated any revenue and it does not expect to generate any revenue from the sale of products or from other sources in the foreseeable future.

Operating Expenses

Research and Development

Research and development expenses account for a significant portion of OnKure’s operating expenses and consist primarily of expenses incurred in connection with the discovery and development of its product candidates.

Research and development expenses consist of costs incurred for the research and development of OnKure’s programs and product candidates, which include:

•	employee-related expenses, including salaries, severance, retention, benefits, insurance, and share-based compensation expense;

•

expenses incurred under agreements with contract research organizations (“CROs”), which are investigative sites that conduct OnKure’s clinical trials, other clinical trial-related vendors and clinical consultants;

•	the costs of acquiring, developing, and manufacturing and testing clinical and preclinical materials, including costs incurred under agreements with contract manufacturing organizations (“CMOs”);

•	costs associated with non-clinical activities and regulatory operations; and

•

facilities, depreciation, market research, and other expenses, which include allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory supplies.

OnKure makes non-refundable advance payments for goods and services that will be used in future research and development activities. These payments are recorded as expenses in the period in which OnKure receives or takes ownership of the goods or when the services are performed. At any one time, OnKure is working on multiple research or drug discovery programs and internal resources, employees and infrastructure are not directly tied to any one program and are typically deployed across multiple programs; therefore, OnKure does not track its research and development expenses on a program-specific basis.

Conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. As OnKure initiates new clinical trials, its research and development expenses may increase. Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, OnKure expects that its research and development expenses will increase substantially over the next several years as OnKure advances product candidates through preclinical studies into and through clinical trials, continues to discover and develop additional product candidates, undertakes activities to expand, maintain, protect and enforce its intellectual property portfolio, and hires additional research and development personnel.

Successful development of product candidates is highly uncertain and may not result in approved products. The probability of success for each product candidate may be affected by numerous factors, including clinical data, preclinical data, competition, manufacturability, and commercial viability. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. OnKure anticipates that it will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to its ability to enter strategic alliances with respect to each program or product candidate, the scientific and clinical success of each product candidate, and ongoing assessments as to each product candidate’s commercial potential. OnKure will need to raise additional capital and may seek strategic alliances in the future to advance its various programs.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses and related benefits, share-based compensation, and severance and retention benefits related to OnKure’s executive, finance and administrative functions, professional fees for auditing, tax, consulting and legal services, as well as insurance, board of director compensation, consulting and other administrative expenses. OnKure recognizes general and administrative expenses in the periods in which they are incurred.

OnKure expects that its general and administrative expenses will increase over the next several years as it hires additional personnel to support the growth of its business. In addition, if OnKure completes the Mergers, NewCo will incur significant additional expenses associated with being a public company, including expenses related to accounting, audit, legal, regulatory, public company reporting and compliance, director and officer insurance, investor and public relations, and other administrative and professional services.

Other Income

Interest Income

Interest income primarily consists of interest income generated from OnKure’s cash equivalents in interest-bearing money market accounts.

Results of Operations

Comparison of the Three Months Ended March 31, 2024 and 2023

The following table summarizes OnKure’s results of operations for the periods indicated:

	Three Months Ended March 31,
	2024	2023
	(in thousands)
	(unaudited)
Operating expenses:
Research and development	$8,566	$7,523
General and administrative	1,265	1,229

Total operating expenses	9,831	8,752

Loss from operations	(9,831)	(8,752)
Other income:
Interest income	295	73

Net loss and comprehensive loss	$(9,536)	$(8,679)

Research and Development Expenses

Research and development expenses were $8.6 million for the three months ended March 31, 2024 compared to $7.5 million for the three months ended March 31, 2023, an increase of $1.1 million. This increase was primarily due to an increase in research and development costs, consisting of a $1.1 million increase in clinical trial expenses, and a $0.8 million increase in personnel-related costs due to an increase in headcount, partially offset by a decrease of $0.8 million in outsourced research.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the three months ended March 31, 2024 compared to $1.2 million for the three months ended March 31, 2023, an increase of less than $0.1 million. The increase was primarily due to an increase in personnel-related costs and legal service costs.

Other Income

Other income was $0.3 million for the three months ended March 31, 2024 compared to $0.1 million for the three months ended March 31, 2023, an increase of $0.2 million. The increase was primarily due to an increase in cash and cash equivalents available during the first three months of 2024.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes OnKure’s results of operations for the periods indicated:

	Year Ended December 31,
	2023	2022
	(in thousands)
Operating expenses:
Research and development	$32,115	$25,862
General and administrative	4,819	3,904

Total operating expenses	36,934	29,766

Loss from operations	(36,934)	(29,766)
Other income:
Interest income	1,623	254

Net loss and comprehensive loss	$(35,311)	$(29,512)

Research and Development Expenses

Research and development expenses were $32.1 million for the year ended December 31, 2023 compared to $25.9 million for the year ended December 31, 2022, an increase of $6.2 million. The increase was primarily due to an increase in manufacturing costs of $3.4 million, an increase in clinical trial costs of $2.0 million, as well as an increase in personnel-related costs of $1.9 million related to an increase in headcount. These increases were partially offset by a decrease in outsourced research costs of $1.3 million.

General and Administrative Expenses

General and administrative expenses were $4.8 million for the year ended December 31, 2023 compared to $3.9 million for the year ended December 31, 2022, an increase of $0.9 million. The increase was primarily due to an increase of $0.6 million in personnel-related costs and an increase of $0.4 million in legal service costs.

Other Income

Other income was $1.6 million for the year ended December 31, 2023 compared to $0.3 million for the year ended December 31, 2022, an increase of $0.2 million. The increase was primarily due to an increase in cash and cash equivalents available during 2023.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, OnKure has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. OnKure expects to continue to incur significant expenses and operating losses for the foreseeable future as OnKure advances the clinical development of its product candidates. OnKure expects that its research and development and general and administrative costs will continue to increase significantly, including in connection with conducting clinical trials and manufacturing its product candidates to support commercialization and providing general and administrative support for its operations, including the costs associated with operating as a public company following Closing. As a result, OnKure will need additional capital to fund its operations, which OnKure may seek to obtain from equity or debt financings, collaborations, licensing arrangements or other sources.

OnKure has funded its operations primarily through private placements of common stock, convertible preferred stock and convertible debt, for cumulative gross proceeds of approximately $116 million as of March 31, 2024. However, OnKure has incurred significant recurring losses, including net losses of $9.5 million and $35.3 million for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. OnKure had an accumulated deficit of $101.9 million as of March 31, 2024.

Going Concern

As of March 31, 2024, OnKure had cash and cash equivalents of $19.2 million. Based on OnKure’s current operating plan, OnKure’s believes that its working capital will not be sufficient to fund its operations in the normal course of business and meet its liquidity requirements for at least twelve months from the date of this proxy statement/prospectus. These factors raise substantial doubt about OnKure’s ability to continue as a going concern. Upon the completion of the Mergers and the Concurrent PIPE Investments, OnKure believes the resulting cash resources will be sufficient to fund its planned operations into the fourth quarter of 2026.

Future Capital Requirements

OnKure’s primary uses of cash to date have been to fund its research and development activities, including with respect to its PI3Kα and other programs, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

OnKure has never generated any revenue from product sales. Management does not expect to generate any meaningful product revenue unless and until OnKure obtains regulatory approval for its product candidates, and management does not know when, or if, that will occur. Until OnKure can generate significant revenue from product sales, if ever, it will continue to require substantial additional capital to develop its product candidates and fund operations for the foreseeable future. OnKure is subject to all the risks inherent in the development of new biopharmaceutical products, and OnKure may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm its business.

In order to complete the development of OnKure’s product candidates and to build the sales, marketing and distribution infrastructure that management believes will be necessary to commercialize product candidates, if approved, OnKure will require substantial additional capital. Accordingly, until such time that OnKure can generate a sufficient amount of revenue from product sales or other sources, management expects to seek to raise any necessary additional capital through equity financings, debt financings, or other capital sources, which could include income from collaborations, partnerships, licensing or other strategic arrangements with third parties. To the extent that OnKure raises additional capital through equity financings or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting OnKure’s ability to take specific actions, including restricting its operations and limiting its ability to incur liens, issue additional debt, pay dividends, repurchase its own common stock, make certain investments or engage in merger, consolidation, licensing, or asset sale transactions. If OnKure raises capital through collaborations, partnerships, and other similar arrangements with third parties, it may be required to grant rights to develop and market product candidates that OnKure would otherwise prefer to develop and market itself. OnKure may be unable to raise additional capital from these sources on favorable terms, or at all.

OnKure’s ability to secure capital is dependent upon a number of factors, including its success in developing its product candidates. The failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on OnKure’s business, results of operations or financial condition, including requiring OnKure to delay, reduce or curtail its research, product development or future commercialization efforts. OnKure may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than OnKure would otherwise choose. Management cannot provide assurance that OnKure will ever generate positive cash flow from operating activities.

OnKure’s future funding requirements will depend on many factors, including:

•	the scope, timing, progress, results, and costs of researching and developing OKI-219, and conducting preclinical studies and clinical trials;

•	the scope, timing, progress, results, and costs of researching and developing other product candidates that OnKure may pursue;

•	the costs, timing and outcome of regulatory review of OnKure’s product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing, and distribution, for OnKure’s product candidates for which it receives marketing approval;

•	the costs of manufacturing commercial-grade products and producing sufficient inventory to support commercial launch;

•	the revenue, if any, received from commercial sales of OnKure’s products, should its product candidates receive marketing approval;

•	the cost and timing of attracting, hiring, and retaining skilled personnel to support OnKure’s operations and continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing OnKure’s intellectual property rights and defending intellectual property-related claims;

•

OnKure’s ability to establish, maintain, and derive value from collaborations, partnerships or other marketing, distribution, licensing, or other strategic arrangements with third parties on favorable terms, if at all;

•	the extent to which OnKure acquires or in-licenses other product candidates and technologies, if any; and

•	the costs associated with operating as a public company.

A change in the outcome of any of these or other factors with respect to the development of OKI-219 or any of OnKure’s future product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, OnKure’s operating plans may change in the future, and OnKure may need additional capital to meet the capital requirements associated with such operating plans.

Cash Flows

The following table summarizes OnKure’s cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023	2022
Net cash used in operating activities	$(10,629)	$(4,553)	$(34,546)	$(26,953)
Net cash used in investing activities	(9)	(11)	(246)	(1,134)
Net cash provided by financing activities	10	53,108	53,125	26,465

Net (decrease) increase in cash and cash equivalents	$(10,628)	$48,544	$18,333	$(1,622)

Cash Flows from Operating Activities

Net cash used in operating activities during the three months ended March 31, 2024 was $10.6 million. This consisted primarily of a net loss of $9.5 million, and a net decrease in OnKure’s operating assets and liabilities of $1.4 million, partially offset by non-cash charges for share-based compensation and depreciation and amortization.

Net cash used in operating activities during the three months ended March 31, 2023 was $4.6 million. This consisted primarily of a net loss of $8.7 million, partially offset by a net increase in OnKure’s operating assets and liabilities of $4.0 million, primarily due to increases in accounts payable and accrued expenses.

Net cash used in operating activities during the year ended December 31, 2023 was $34.5 million. This consisted primarily of a net loss of $35.3 million, partially offset by the non-cash charge for share-based compensation, depreciation and amortization.

Net cash used in operating activities during the year ended December 31, 2022 was $27.0 million. This consisted primarily of a net loss of $29.5 million, partially offset by a net increase in OnKure’s operating assets and liabilities of $2.1 million, primarily due to increases in accounts payable and accrued expenses.

Cash Flows from Investing Activities

Net cash used in investing activities for the three months ended March 31, 2024 was $9 thousand and related to purchase of property and equipment.

Net cash used in investing activities for the three months ended March 31, 2023 was $11 thousand and related to purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2023 was $0.2 million and related to purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2022 was $1.1 million and related to leasehold improvements and the purchase of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities during the three months ended March 31, 2024 was $10 thousand and related to proceeds from the sale of shares of OnKure Common Stock.

Net cash provided by financing activities during the three months ended Mach 31, 2023 was $53.1 million. This consisted primarily of proceeds of $53.8 million resulting from the sale of shares of OnKure Preferred Stock, partially offset by $0.7 million of issuance costs.

Net cash provided by financing activities during the year ended December 31, 2023 was $53.1 million. This consisted primarily of proceeds of $53.8 million resulting from the sale of shares of OnKure Preferred Stock, partially offset by $0.7 million of issuance costs.

Net cash provided by financing activities during the year ended December 31, 2022 was $26.5 million. This consisted primarily of proceeds of $27.5 million resulting from the sale of shares of OnKure Preferred Stock and $0.3 million related to proceeds from the sale of shares of OnKure Common Stock, partially offset by $1.4 million of issuance costs.

Contractual Obligations and Commitments

OnKure leases certain office space in Boulder, Colorado pursuant to a lease which is scheduled to expire on December 31, 2026.

The following table summarizes OnKure’s contractual obligations and commitments as of March 31, 2024 (in thousands):

	Payments Due by Period
	Total	Remainder of 2024	2025- 2026	Thereafter
Operating lease obligation	$663	$176	$487	$—

OnKure also entered into agreements in the normal course of business with certain vendors for the provision of goods and services, which includes manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not separately presented.

Off-Balance Sheet Arrangements

OnKure currently does not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

OnKure’s financial statements are prepared in accordance with GAAP. The preparation of OnKure’s financial statements and related disclosures requires OnKure to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in its financial statements. OnKure bases its estimates on historical experience, known trends and events and various other factors that OnKure believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. OnKure evaluates its estimates and assumptions on a periodic basis. OnKure’s actual results may differ from these estimates.

While OnKure’s significant accounting policies are described in more detail in the notes to its annual audited financial statements appearing elsewhere in this proxy statement/prospectus, OnKure believes that the following accounting policies are critical to understanding its historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of OnKure’s financial statements.

There have been no material changes to OnKure’s significant accounting policies during the three months ended March 31, 2024.

Accrued Research and Development Expense

OnKure records research and development expenses in the period in which it receives or takes ownership of the applicable goods or when the applicable services are performed. OnKure is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants and CROs in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. OnKure reflects research and development expenses in its financial statements by matching those expenses with the period in which services are expended. OnKure accounts for these expenses according to the progress of the preclinical studies or clinical trials, as measured by the timing of various aspects of the study or related activities. OnKure determines accrual estimates through a review of the underlying contracts along with the preparation of financial models considering discussions with research and other key personnel as to the progress of studies, trials, or other services being conducted. During a study or trial, OnKure adjusts its rate of expense recognition if actual results differ from its estimate. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as an expense in the period that the related goods are consumed, or services are performed.

Share-Based Compensation

OnKure maintains equity incentive compensation plans under which incentive stock options and nonqualified stock options to purchase OnKure Common Stock, and restricted stock units for OnKure Preferred Stock, are granted to employees, members of the OnKure Board, and non-employee consultants. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service or performance period. The fair value of OnKure Options granted to employees is estimated using the Black-Scholes option pricing model.

The Black-Scholes valuation method requires certain assumptions be used as inputs, such as the fair value of the underlying OnKure Common Stock, expected term of the option before exercise, expected volatility of OnKure Common Stock, the risk-free interest rate and expected dividend. OnKure Options granted have a maximum contractual term of 10 years. OnKure has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the arithmetic average of the original contractual term of the OnKure Option and its weighted-average vesting term. The expected volatility of OnKure Options is based on the historical volatility of several publicly traded companies in similar stages of clinical development. OnKure will continue to apply this process until enough historical information regarding the volatility of its stock price becomes available. The risk-free interest rates used are based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the applicable OnKure Option. OnKure has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore has estimated the dividend yield to be zero.

OnKure Common Stock Valuation

There has been no public market for OnKure Common Stock to date. As such, the estimated fair value of OnKure Common Stock has been determined at each grant date by the OnKure Board, with input from management, based on the information known to OnKure on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of OnKure Common Stock. As part of these fair value determinations, the OnKure Board obtained and considered valuation reports prepared by an independent third-party valuation specialist in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to determine the fair value, management considered, among other things, OnKure’s actual operating and financial performance, OnKure’s current business conditions and projections, the lack of marketability of OnKure Common Stock and the market performance of comparable publicly traded companies.

Each valuation methodology includes estimates and assumptions that require management’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which OnKure sold shares of OnKure Preferred Stock, the superior rights and preferences of the OnKure Preferred Stock senior to OnKure Common Stock at the time, the progress of OnKure’s research and development programs, including their stages of development, OnKure’s business strategy, trends within the biotechnology industry, OnKure’s financial position, including cash on hand and its historical and forecasted performance and operating results, the lack of an active public market for OnKure Common Stock, the market performance of peer companies in the biopharmaceutical industry, and a probability analysis of various liquidity events, such as a public offering or sale of OnKure, under differing scenarios. Changes to the key assumptions used in the valuations could result in materially different fair values of OnKure Common Stock at each valuation date.

Following the Closing, the NewCo Board will determine the fair value of NewCo Class A Common Stock based on the closing price of the NewCo Class A Common Stock as reported on the date of grant on the primary stock exchange on which such common stock is traded.

See Note 6 to OnKure’s annual audited financial statements appearing elsewhere in this proxy statement/prospectus for further details.

OnKure recorded share-based compensation expense of $0.1 million and $15 thousand for the three months ended March 31, 2024 and 2023, respectively, and $0.2 million and $48 thousand for the years ended December 31, 2023 and 2022, respectively. As of March 31, 2024, OnKure had $0.5 million of unrecognized share-based compensation expense for unvested stock options, which it expects to recognize over an estimated weighted-average period of 2.9 years. As of March 31, 2024, OnKure had $0.5 million of unrecognized share-based compensation expense for unvested restricted stock unit awards, which it expects to recognize over an estimated weighted-average period of 3.0 years. OnKure expects to continue to grant stock options and other share-based awards in the future, and to the extent that it does, OnKure’s share-based compensation expense recognized in future periods will likely increase.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact OnKure’s financial condition and results of operations is disclosed in Note 2 of OnKure’s annual audited financial statements and unaudited interim financial statements appearing elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of March 31, 2024 and December 31, 2023, OnKure’s cash and cash equivalents consisted primarily of U.S. Treasury-backed money market funds. OnKure’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term maturities of OnKure’s investments, OnKure believes a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on its financial results.

As of March 31, 2024 and December 31, 2023, OnKure had no debt outstanding and was therefore not exposed to interest rate risk with respect to debt.

Foreign Currency Exchange Risk

OnKure’s primary operations are transacted in U.S. dollars. However, OnKure has entered into a limited number of contracts with vendors for research and development services that are denominated in foreign currencies, including the British Pound or Euros. OnKure could be subject to foreign currency transaction gains or losses on OnKure’s contracts denominated in foreign currencies. OnKure does not currently engage in any hedging activity to reduce OnKure’s potential exposure to currency fluctuations, although it may choose to do so in the future. OnKure believes a hypothetical 100 basis point increase or decrease in foreign exchange rates during any of the periods presented would not have had a material impact on its financial condition or results of operations.

MANAGEMENT FOLLOWING THE PROPOSED TRANSACTIONS

Executive Officers and Directors of NewCo Following the Mergers

Immediately following the Proposed Transactions, the NewCo Board is expected to be composed of eight directors, two of whom will be designated by Reneo and six of whom will be designated by OnKure. Reneo has designated Michael Grey and Edward T. Mathers to serve as members of the NewCo Board and OnKure has designated Nicholas Saccomano, Andrew Phillips, Isaac Manke, R. Michael Carruthers and Valerie M. Jansen to serve as members of the NewCo Board. Prior to the Closing, OnKure may designate one additional director to be appointed to serve as a member of the NewCo Board. The classified structure will remain in place for the NewCo Board following the completion of the Mergers.

The following table lists the names and ages, as of June 1, 2024, and positions of the individuals who are expected to serve as executive officers and directors of NewCo upon completion of the Mergers:

Name	Age	Position(s)
Executive Officers
Nicholas A. Saccomano, Ph.D.	65	President and Chief Executive Officer
Jason Leverone, C.P.A	50	Chief Financial Officer
Samuel Agresta, M.D.	51	Chief Medical Officer
Dylan Hartley, Ph.D.	56	Chief Scientific Officer
Non-Employee Directors
Isaac Manke, Ph.D.	47	Director
R. Michael Carruthers	66	Director
Andrew Phillips, Ph.D.	53	Director
Valerie M. Jansen	46	Director
Michael Grey	71	Director
Edward T. Mathers	64	Director

Executive Officers

Nicholas Saccomano, Ph.D. has served as OnKure’s Chief Executive Officer since September 2023, as President since May 2024, and as a member of the OnKure Board since March 2021. Dr. Saccomano has over 30 years of experience in pharmaceutical and biotechnology research and development, with expertise in discovery research, clinical development, portfolio strategy, technology and clinical candidate licensing, and scientific partnering. Prior to joining OnKure, he was the Chief Science Officer at Pfizer Inc.’s Boulder facility from August 2019 to January 2022, the Chief Scientific Officer at Array BioPharma Inc. from May 2014 to August 2019, and the Chief Technology Officer at SomaLogic from July 2009 to May 2014. Dr. Saccomano currently serves on the board of directors of Latigo Biotherapeutics, Inc. and BioLoomics, Inc. Dr. Saccomano holds a B.S. from the State University of New York at Buffalo and a Ph.D. in organic chemistry from Columbia University. OnKure believes Dr. Saccomano is qualified to serve on the NewCo Board because of his role as OnKure’s President and Chief Executive Officer and his extensive leadership and operational experience within the pharmaceutical and biotech industries.

Jason Leverone, C.P.A. has served as OnKure’s Chief Financial Officer since January 2022. Prior to joining OnKure, Mr. Leverone was the Chief Financial Officer and Secretary of Viridian Therapeutics (NASDAQ: VRDN, which became a publicly-traded company via a reverse merger with miRagen Therapeutics, Inc. in October 2020) from November 2008 to May 2021, and Senior Director of Finance and Controller of Replidyne, Inc., a publicly-traded biotechnology company, from November 2005 to February 2009. He began his professional career in public accounting at Ernst & Young LLP and continued with Arthur Andersen LLP. Mr. Leverone is a Certified Public Accountant and holds a B.S. in business administration from Bryant University.

Samuel Agresta, M.D. has served as OnKure’s Chief Medical Officer since February 2024. Prior to joining OnKure, he was Chief Medical Officer at Foghorn Therapeutics Inc. from September 2019 to September 2023, Director and Chief Medical Officer at Infinity Pharmaceuticals, Inc. from August 2018 to August 2019, and Vice President and Head of Clinical Development at Agios Pharmaceuticals Inc. from December 2011 to August 2018. Dr. Agresta holds a B.S. from Georgetown University, an M.P.H. and T.M. from Tulane School of Public Health and Tropical Medicine, an M.D. from Tulane University Medical School and an M.S. in clinical investigation from the University of South Florida.

Dylan Hartley, Ph.D. has served as OnKure’s Chief Scientific Officer since July 2024. Dr. Hartley has over 20 years of experience in drug research and development, including expertise in pharmacology, toxicology, drug metabolism and pharmacokinetics. Most recently, Dr. Hartley served as Vice President, Head of Research at Pfizer, Inc.’s Boulder facility (previously Array BioPharma, Inc. prior to its acquisition by Pfizer, Inc. in 2019) form September 2021 to July 2024. Dr. Hartley held a succession of roles of increasing responsibility at Array BioPharma, Inc. since 2011. He holds a B.A. in biological sciences from the University of Northern Colorado and a Ph.D. in pharmaceutical sciences from the University of Colorado Health Sciences Center.

Non-Employee Directors

Isaac Manke, Ph.D. has been a member of the OnKure Board since March 2021. Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Dr. Manke has served as a General Partner at Acorn Bioventures since April 2020, where he focuses on investing in small cap public and private biotechnology companies. Prior to Acorn, Dr. Manke spent 11 years at New Leaf Venture Partners (NLV) through 2019. In addition to private venture investments, during his time at NLV, he also led the firm’s public investment activities. Dr. Manke has been a board member for several biotechnology companies, including Q32 Bio Inc. (NASDAQ: QTTB) since October 2020, True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Dr. Manke holds a B.A. in biology and a B.A. in chemistry from Minnesota State University (Moorhead), and a Ph.D. in biophysical chemistry and molecular structure from the Massachusetts Institute of Technology. OnKure believes Dr. Manke is qualified to serve on the NewCo Board because of his education and his experience in the life sciences industry and in venture capital.

Andrew Phillips, Ph.D. has been a member of the OnKure Board since March 2021. Dr. Phillips has served as President and Chief Executive Officer of Aleksia Therapeutics, Inc., a biotechnology company, and Nexo Therapeutics, Inc., a biotechnology company, since August 2022. Previously, Dr. Phillips served as a Managing Director at Cormorant Asset Management, an investment manager, from August 2020 to August 2022. Dr. Phillips has served as on the board of directors of Enliven Therapeutics, Inc. (NASDAQ: ELVN) since December 2020, and MoonLake Immunotherapeutics, Inc. (NASDAQ: MLTX), since April 2021. He has also served as the Chief Financial Officer of Helix Acquisition Corp. from April 2021 to April 2022, and since June 2021, he has served as Chief Executive Officer of Blossom Bioscience Ltd. From January 2016 to March 2020, Dr. Phillips was with C4 Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on therapeutics for the treatment of cancer and other diseases, where he served as Chief Executive Officer from May 2018 to March 2020, President from September 2016 to May 2018 and Chief Scientific Officer from January 2016 to May 2018. From July 2014 to January 2016, he served as Senior Director, Center for Development of Therapeutics at the Broad Institute, a biomedical and genomic research organization. From June 2010 to January 2015, Dr. Phillips was a Professor of Chemistry at Yale University, and from July 2001 to June 2010, he was Assistant Professor, Associate Professor, and Professor of Chemistry and Biochemistry at the University of Colorado. He holds a B.Sc. in biochemistry and a Ph.D. in chemistry from the University of Canterbury in New Zealand. OnKure believes Dr. Phillips is qualified to serve on the NewCo Board because of his extensive experience in the biotechnology industry, his education and his leadership experience as a senior executive.

R. Michael Carruthers has been a member of the OnKure Board since March 2021. Mr. Carruthers has served as the Chief Financial Officer of Edgewise Therapeutics, Inc. (NASDAQ: EWTX), a publicly traded biopharmaceutical company, since September 2020. Mr. Carruthers consulted as Chief Financial Officer of OnKure between March 2019 and May 2021, and has served on the board of directors of Elevation Oncology, a targeted cancer treatment company, since May 2021. Mr. Carruthers previously served as Chief Financial Officer of Brickell Biotech, Inc., a clinical-stage pharmaceutical company focused on treatment of skin diseases, from December 2017 to October 2020, and ClinOne, Inc., clinical trial management company, from August 2018 to May 2020. He also served as Interim President of Nivalis Therapeutics, Inc., a clinical-stage pharmaceutical company, from January 2017 to August 2017 and Chief Financial Officer and Secretary from February 2015 to August 2017. From December 1998 to February 2015, he served as Chief Financial Officer of Array BioPharma Inc. Prior to Array, he served as Chief Financial Officer of Sievers Instruments, Inc., a water purification technology company, Treasurer and Controller for the Waukesha division of Dover Corporation, a global manufacturing company, and an accountant with Coopers & Lybrand, LLP. Mr. Carruthers studied accounting at Western Colorado University, and received a B.S. in accounting from the University of Colorado Boulder and a M.B.A. from the University of Chicago. OnKure believes Mr. Carruthers is qualified to serve on the NewCo Board because of his experience serving as chief financial officer for publicly traded biopharmaceutical companies and his extensive knowledge of corporate finance and strategic planning.

Valerie M. Jansen, M.D., Ph.D., has served as the Chief Medical Officer of Elevation Oncology, Inc. since October 2021 and as the Vice President of Clinical Development from April 2021 to October 2021. Prior to that, she served as Executive Medical Director of Mersana Therapeutics from January 2020 to April 2021. Prior to Mersana Therapeutics, Dr. Jansen was employed at Eli Lilly and Company, where she served as Senior Medical Advisor from September 2017 to January 2020. Prior to Eli Lilly, Dr. Jansen was employed at the Vanderbilt University Medical Center from July 2010 to July 2018 serving, most recently, as Adjunct Instructor in Medicine. Dr. Jansen received a B.A. in Chemistry from Maryville College, a Ph.D. in Molecular Sciences from the University of Tennessee Health Science Center and an M.D. from the University of Chicago Pritzker School of Medicine. OnKure believes Dr. Jansen is qualified to serve on the NewCo Board because of her experience serving as chief medical officer and other clinical development roles for biopharmaceutical companies.

Michael Grey has served as Executive Chairman of the Reneo Board since December 2017. Mr. Grey previously served as Reneo’s Chairman and Chief Executive Officer from September 2014 to December 2017. Mr. Grey has served as the Executive Chairman of the board of the following life science companies: Spruce Biosciences, Inc., a public company, since March 2018, Plexium, Inc., a private company, since August 2020, and Theolytics Ltd., a private company, since November 2023. Additionally, Mr. Grey previously served in the below listed capacities for the following life science companies: Executive Chairman and Chief Executive Officer of Mirum Pharmaceuticals, Inc., a public company, from May 2018 to March 2019, Chief Executive Officer of Amplyx Pharmaceuticals, Inc., a private company, from September 2014 to December 2017 and then as Executive Chairman from January 2018 until April 2020, and as Executive Chairman of Curzion Pharmaceuticals, Inc., a private company, from May 2019 to April 2020. Mr. Grey has served on the board of directors of Mirum Pharmaceuticals, Inc., a public pharmaceutical company, since May 2018. Mr. Grey also previously served on the board of directors of the following publicly-traded life science companies: BioMarin Pharmaceuticals from December 2005 until May 2021, Horizon Therapeutics plc from January 2011 until October 2023, and Mirati Therapeutics Inc. from November 2014 to June 2021. Mr. Grey has also served as a venture partner at Pappas Ventures, a venture capital firm since January 2010. Mr. Grey has more than 45 years of experience in the pharmaceutical and biotechnology industries and has held senior positions at a number of companies, including President and Chief Executive Officer of SGX Pharmaceuticals, Inc. (sold to Lilly in 2008), President and Chief Executive Officer of Trega Biosciences, Inc. (sold to LION Bioscience, Inc. in 2001) and President of BioChem Therapeutic Inc. Prior to these, Mr. Grey served in various roles with Glaxo, Inc., and Glaxo Holdings PLC, culminating in his position as Vice President, Corporate Development and director of international licensing. Mr. Grey received a B.S. in chemistry from the University of Nottingham in the United Kingdom. Reneo believes that Mr. Grey’s extensive experience managing and leading both early stage and established companies within the pharmaceutical and biotechnology industries qualify him to serve on the NewCo Board.

Edward T. Mathers has served as a member of the Reneo Board since December 2017. Mr. Mathers is Partner at New Enterprise Associates, Inc. (NEA), a private venture capital firm focusing on technology and healthcare investments. Mr. Mathers serves on the board of directors of the following publicly-traded life science companies: Trevi Therapeutics, Inc. since July 2012, Inozyme Pharma, Inc. since January 2017, Rhythm Pharmaceuticals, Inc. since March 2015, Synlogic, Inc. since October 2012, and Senti Biosciences, Inc. since July 2016. Mr. Mathers previously served on the board of directors of the following publicly-traded companies: ObsEva SA from November 2015 to June 2023, Mirum Pharmaceuticals, Inc. from November 2018 to September 2022, Akouos, Inc. from October 2017 to December 2022, Liquidia Technologies, Inc. from April 2009 to May 2019, Lumos Pharma, Inc. from January 2014 to March 2020, and Ra Pharmaceuticals, Inc. from February 2010 to April 2020. From 2002 to 2008, Mr. Mathers served as Executive Vice President, Corporate Development and Venture at MedImmune, Inc., a biopharmaceutical company, and led its venture capital subsidiary, MedImmune Ventures, Inc. Before Joining MedImmune in 2002, Mr. Mathers was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems, a biotechnology company. Previously, Mr. Mathers spent 15 years a Glaxo Wellcome, Inc. (GlaxoSmithKline), where he held various sales and marketing positions. Mr. Mathers received a B.S. in Chemistry from North Carolina State University. Reneo believes that Mr. Mathers’ experience as a venture capitalist, as an executive and in business development and his experience in serving on the board of directors for several public and private pharmaceutical and life sciences companies qualifies him to serve on the NewCo Board.

Appointment of Officers

OnKure’s executive officers are appointed by, and serve at the discretion of, the OnKure Board. There are no family relationships among any of OnKure’s directors or executive officers.

Board of Directors of NewCo Following the Mergers

The Reneo Board currently consists of nine directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The classified structure will remain in place for the NewCo Board following the completion of the Mergers. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the NewCo Board following the resignation of the current Reneo Board members.

In accordance with the terms of the Amended Certificate of Incorporation and the Amended Bylaws, the NewCo Board will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the Class I directors are , and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the Class II directors are , and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class III directors are , and their terms will expire at the annual meeting of stockholders to be held in 2027.

There are no family relationships among any of the proposed NewCo directors and officers.

Committees of the NewCo Board

In connection with the completion of the Mergers, the standing committees of the NewCo Board will continue to be the following: audit committee, compensation committee and a nominating and corporate governance committee, and each will continue to operate pursuant to a charter, which is expected to be amended and restated by the NewCo Board in connection with the completion of the Mergers. The NewCo Board may establish other committees from time to time to assist the NewCo Board.

Audit Committee

Following completion of the Mergers, NewCo’s audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate NewCo’s independent registered public accounting firm;

•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;

•	evaluate the independence and qualifications of NewCo’s independent registered public accounting firm;

•	review NewCo’s financial statements, and discuss with management and NewCo’s independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•	review and discuss with management and NewCo’s independent registered public accounting firm the quality and adequacy of NewCo’s internal controls and NewCo’s disclosure controls and procedures;

•	discuss with management NewCo’s procedures regarding the presentation of NewCo’s financial information, and review earnings press releases and guidance;

•	oversee the design, implementation and performance of NewCo’s internal audit function, if any;

•	set hiring policies with regard to the hiring of employees and former employees of NewCo’s independent auditor and oversee compliance with such policies;

•	review, approve and monitor related party transactions;

•

adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by NewCo’s employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and NewCo’s independent auditor the adequacy and effectiveness of NewCo’s legal, regulatory and ethical compliance programs; and

•

review and discuss with management and NewCo’s independent auditor NewCo’s guidelines and policies to identify, monitor and address enterprise risks, including the oversight of risks from cybersecurity threats.

Following the completion of the Mergers, the members of the audit committee are expected to be R. Michael Carruthers, Andrew Phillips and     . R. Michael Carruthers is expected to be the chair of the audit committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on NewCo’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from NewCo, other than for service as a director, or be an affiliated person of NewCo. Reneo and OnKure believe that, following the completion of the Mergers, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

Following completion of the Mergers, NewCo’s compensation committee will, among other things:

•	review, approve or make recommendations to the NewCo Board regarding the compensation for NewCo’s executive officers, including NewCo’s chief executive officer;

•	review, approve and administer NewCo’s employee benefit and equity incentive plans;

•	establish and review the compensation plans and programs of NewCo’s employees, and ensure that they are consistent with NewCo’s general compensation strategy;

•	determine or make recommendations to the NewCo Board regarding non-employee director compensation;

•	monitor compliance with any stock ownership guidelines; and

•	approve or make recommendations to the NewCo Board regarding the creation or revision of any clawback policy.

Following the completion of the Mergers, the members of the compensation committee are expected to be     ,     ,     and    .     is expected to be the chair of the compensation committee. Each member of NewCo’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Reneo and OnKure believe that, following the completion of the Mergers, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

Following completion of the Mergers, NewCo’s nominating and corporate governance committee will, among other things:

•	review and assess and make recommendations to the NewCo Board regarding desired qualifications, expertise and characteristics sought of board members;

•	identify, evaluate, select or make recommendations to the NewCo Board regarding nominees for election to the NewCo Board;

•	develop policies and procedures for considering stockholder nominees for election to the NewCo Board;

•	review NewCo’s succession planning process for its chief executive officer and any other members of its executive management team;

•	review and make recommendations to the NewCo Board regarding the composition, organization and governance of the NewCo Board and its committees;

•	review and make recommendations to the NewCo Board regarding NewCo’s corporate governance guidelines and corporate governance framework;

•	oversee director orientation for new directors and continuing education for the NewCo directors;

•	oversee the evaluation of the performance of the NewCo Board and its committees;

•

review and monitor compliance with NewCo’s code of business conduct and ethics, and review conflicts of interest of the NewCo Board members and officers other than related party transactions reviewed by NewCo’s audit committee; and

•	administer policies and procedures for communications with the non-management members of the NewCo Bord.

Following the completion of the Mergers, the members of the nominating and corporate governance committee are expected to be     ,     ,     and    .     is expected be the chair of the nominating and corporate governance committee. Reneo and OnKure believe that, after the completion of the Mergers, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed NewCo executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the NewCo Board or compensation committee following the completion of the Mergers.

Non-Employee Director Compensation

OnKure’s current policy is to provide each director who is neither a member of management nor affiliated with funds invested in OnKure’s preferred stock with an annual retainer of $40,000, which generally is paid in quarterly installments, subject to the director’s continued service to OnKure. Dr. Saccomano ceased to be eligible to receive this retainer when he assumed a position as OnKure’s interim chief executive officer in September 2023. OnKure also reimburses its directors for expenses associated with attending meetings of its board of directors and its committees.

It is expected that NewCo will maintain an outside director compensation policy that is designed to provide a total compensation package that enables NewCo to attract and retain, on a long-term basis, high-caliber directors who are not employees or officers of NewCo or its subsidiaries. The outside director compensation policy is anticipated to become effective as of the day immediately prior to the Closing.

ONKURE EXECUTIVE COMPENSATION

This discussion may contain forward-looking statements that are based on the Combined Company’s current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that the Combined Company may adopt following the completion of the Mergers may differ materially from historical and the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Mergers basis.

Following completion of the Mergers, certain executive officers of OnKure will become executive officers of NewCo. This section sets forth historical compensation for OnKure’s named executive officers, consisting of its principal executive officer, former principal executive officer, and the two most highly compensated executive officers (other than OnKure’s principal executive officer), as of December 31, 2023, each of whom is expected to become an executive officer of NewCo (with the exception of Dr. Piscopio and Dr. Winkler), who were:

•	Nicholas A. Saccomano, Ph.D., OnKure’s President and Chief Executive Officer;

•	Anthony D. Piscopio, Ph.D., OnKure’s former President, Chief Executive Officer and Head of Research and Development;

•	Jason Leverone, OnKure’s Chief Financial Officer; and

•	James Winkler, Ph.D., OnKure’s former Chief Scientific Officer.

Summary Compensation Table for Fiscal 2023

The following table sets forth information regarding the compensation awarded to, earned by or paid to OnKure’s named executive officers for the fiscal year ended December 31, 2023:

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Nicholas A. Saccomano, Ph.D.	2023	67,709	(4)	22,000	86,958	132,185	—	308,852
President and Chief Executive Officer
Anthony D. Piscopio, Ph.D.	2023	446,250		157,080	1,206,211	112,120	13,320	1,934,981
Former President, Chief Executive Officer & Head of Research and Development
Jason Leverone, C.P.A Chief Financial Officer	2023	346,500		91,476	311,684	28,972	13,315	791,947
James Winkler, Ph.D.	2023	364,000		88,704	237,238	22,052	13,320	725,313
Former Chief Scientific Officer

(1)	The amounts reported represent discretionary bonuses paid in 2023 based upon the achievement of company goals for the year ended December 31, 2023, as determined by the OnKure Board.

(2)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2023, computed in accordance with FASB ASC 718, Compensation—Stock Compensation. The assumptions used in calculating the grant date fair value of the awards disclosed in this column are set forth in Note 6 to the OnKure audited financial statements included elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the OnKure Class A Common Stock underlying such stock options.

(3)	The amounts reported represent matching contributions under OnKure’s 401(k) plan.

(4)	The amount reported represents a prorated salary following Dr. Saccomano’s appointment as Chief Executive Officer in September 2023.

Narrative Disclosure to Summary Compensation Table for Fiscal 2023

Base Salary

For 2023, Dr. Saccomano’s base salary was $250,000, Dr. Piscopio’s base salary was $446,250, Mr. Leverone’s base salary was $346,500 and Dr. Winkler’s base salary was $364,000.

2023 Annual Cash Bonuses

Each of OnKure’s named executive officers is eligible to participate in an annual cash incentive compensation program which provides participants with an opportunity to earn variable cash incentive compensation based on individual and company performance. For 2023, Dr. Saccomano’s target bonus was 40% of his base salary, Dr. Piscopio’s target bonus was 40% of his base salary, Mr. Leverone’s target bonus was 30% of his base salary, and Dr. Winkler’s target bonus was 30% of his base salary.

The determination of the 2023 bonus amount was discretionary based on the OnKure Board’s assessment of company performance against corporate goals.

The actual annual cash bonuses awarded to each named executive officer for 2023 performance are set forth above in the “Bonus” column of OnKure’s Summary Compensation Table for Fiscal 2023 above.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table sets forth information regarding outstanding equity awards held by OnKure’s named executive officers as of December 31, 2023.

		Option Awards(1)					Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)(3)
Nicholas A. Saccomano, Ph.D.	10/19/23						31,469	(10)	86,958
	1/11/22	66,666	33,334	(4)	0.50	1/10/32
	8/30/23	10,489	52,449	(5)	0.33	8/29/33
	10/15/23	358,089	358,089	(6)	0.33	10/14/33
	10/15/23	107,426	250,663	(7)	0.33	10/14/33
Anthony D. Piscopio, Ph.D.	10/19/23						436,511	(10)	1,206,211
	7/7/21	236,111	41,667	(8)	0.50	7/6/31
	8/30/23	145,503	727,519	(5)	0.33	8/29/33
Jason Leverone	10/19/23						112,794	(10)	311,684
	1/11/22	117,395	127,605	(9)	0.50	1/10/32
	8/30/23	37,598	187,991	(5)	0.33	8/29//33
James Winkler, Ph.D.	10/19/23						85,853	(10)	237,238
	7/7/21	201,666	18,334	(8)	0.50	7/6/31
	10/11/22	15,277	—		0.58	10/10/32
	8/30/23	28,617	143,089	(5)	0.33	8/29/33

(1)

All of the outstanding stock option awards were granted under and subject to the terms of OnKure’s 2021 Stock Incentive Plan and cover shares of OnKure Class A Common Stock. All of the outstanding restricted stock unit awards were granted under and subject to the terms of OnKure’s 2023 RSU Equity Incentive Plan (the “2023 RSU Plan”) and cover shares of OnKure Series C Preferred Stock.

(2)

The stock option awards were granted with a per share exercise price equal to the fair market value of one share of OnKure Class A Common Stock on the date of grant, as determined in good faith by the OnKure Board based on third party valuations of OnKure Class A Common Stock.

(3)

This amount reflects the fair market value of OnKure Series C Preferred Stock of $2.7633 as of October 28, 2023 (based on the determination of the fair market value by the OnKure Board as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units of stock that have not vested.

(4)

1/12th of the shares subject to the award shall vest on each of March 31, June 30, September 30 and December 31, starting on March 31, 2022, subject to the optionee continuing to be a service provider to OnKure through each such date.

(5)

1/48th of the shares subject to the award shall vest each month after the Grant Date on the same day of the month, subject to the optionee continuing to be a service provider to OnKure through each such date. The award also is subject to certain acceleration of vesting provisions as described under “Equity-Based Incentive Awards” as described below.

(6)

1/6th of the shares subject to the award shall vest each month starting October 26, 2023 on the same day of the month, subject to the optionee continuing to be a service provider to OnKure through each such date. The award also is subject to certain acceleration of vesting provisions as described under “Equity-Based Incentive Awards” as described below.

(7)

107,426 of the shares subject to the award vested upon determination by the OnKure Board that OnKure has filed an IND application for OKI-219 on or prior to December 31, 2023; 107,425 of the shares subject to the award were scheduled to vest upon the determination by the OnKure Board that OnKure hired a Chief Medical Officer; 71,617 shares subject to the award were scheduled to vest upon the determination by the OnKure Board that first patient dose for OKI-219 occurred by March 31, 2024; and 71,620 of the shares subject to the award were scheduled to vest OnKure’s hiring of a Chief Executive Officer. The award also is subject to certain acceleration of vesting provisions as described under “Equity-Based Incentive Awards” as described below.

(8)

1/36th of the shares subject to the award shall vest each month, beginning April 1, 2021, on the same day of the month, subject to the optionee continuing to be a service provider to OnKure through each such date.

(9)

25% of the shares subject to the option vested on January 1, 2023, and 1/36th of the remaining shares subject to the award shall vest each month thereafter on the same day of the month, subject to the optionee continuing to be a service provider to OnKure through each such date.

(10)

1/16th of the shares subject to the award of restricted stock units shall vest each month beginning on June 20, 2023, subject to the optionee continuing to be a service provider to OnKure through each such date and through, if there is a “Liquidity Event” (as defined in the award agreement) (x) that is a Go-Public Transaction (as defined in the award agreement), then through the 181st day following the Liquidity Event (the Mergers would constitute a Go-Public Transaction under this definition), or (y) that is a “Change in Control” (as defined in the 2023 RSU Plan), through such Liquidity Event. The award also is subject to certain acceleration of vesting provisions as described under “Equity-Based Incentive Awards” as described below.

Employment Arrangements with OnKure’s Named Executive Officers

The OnKure Board or its compensation committee is expected to approve a New Employment Agreement with each of Dr. Saccomano and Mr. Leverone, and recommends that the Reneo Board approve the New Employment Agreements to become effective upon the Closing of the Mergers.

Each New Employment Agreement will provide for continued employment with OnKure and employment with NewCo on an at-will basis and include terms for base salary, benefits, target annual bonus opportunities and eligibility to participate in benefit plans of the OnKure Group. It is expected that Dr. Saccomano’s New Employment Agreement will provide for an increase in Dr. Saccomano’s base salary to $    and a target annual bonus opportunity of 55% of his base salary ($    ) and that Mr. Leverone’s New Employment Agreement will provide for an increase in Mr. Leverone’s base salary to $    and a target annual bonus opportunity of 40% of his base salary ($    ). Additionally, each New Employment Agreement will provide for certain change in control and severance benefits, as described in greater detail in the section of this proxy statement/ prospectus above entitled “Interests of OnKure Directors and Executive Officers in the Merger—Executive Employment and Separation Arrangements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus.

For the current employment arrangements of our named executive officers, please see the section of this proxy statement/prospectus above entitled “Interests of OnKure Directors and Executive Officers in the Merger—Executive Employment and Separation Arrangements” beginning on page 147 of this proxy statement/prospectus.

Each of OnKure’s current named executive officers has executed its standard form of confidential information, invention assignment and arbitration agreement.

Piscopio Separation Agreement and Release

Dr. Piscopio terminated his employment with OnKure on May 24, 2024 and OnKure and Dr. Piscopio entered into a separation agreement and release on that date. The separation agreement and release provides for the following payments and benefits to Dr. Piscopio: (i) continuing payments of base salary for a period of 14 months following termination of employment, which payments will total approximately $546,657; (ii) payment of or reimbursement for COBRA premiums for up to 14 months following termination of employment; (iii) (a) full accelerated vesting of Dr. Piscopio’s OnKure equity awards and, (b) unless the underlying shares to be delivered in settlement of Dr. Piscopio’s OnKure RSUs are both publicly traded and not subject to a lock-up requirement, settlement of applicable tax withholdings on the settlement of OnKure RSUs by net share withholding; and (iv) extension of the post-termination exercise period applicable to Dr. Piscopio’s OnKure Options through the earlier of 12 months following termination of service or the applicable option expiration date.

Winkler Transition Agreement and Release and Consulting Agreement

OnKure and Dr. Winkler entered into a transition agreement and release on July 15, 2024, pursuant to which Dr. Winkler is expected to terminate employment with OnKure on September 1, 2024 and to enter into a one-year consulting agreement, which term may be extended by the parties. Dr. Winkler will (i) remain eligible to receive equity awards during his consulting term, (ii) receive a monthly cash fee of $15,000 for the first four months of the consulting term and a monthly cash fee of $5,000 for the fifth through twelfth months of the consulting term, and (iii) during his first year of consulting, be eligible to receive up to an additional $120,000 for work or projects outside the scope of his consulting agreement.

Additionally, if a “change in control” (as defined in the transition agreement) occurs during the consulting period and Dr. Winkler timely executes and does not revoke a supplemental release in favor of OnKure and its affiliates following his separation as a consultant, Dr. Winkler will receive (i) full accelerated vesting of his OnKure equity awards; (ii) unless the underlying shares to be delivered in settlement of Dr. Winkler’s OnKure RSUs are both publicly traded and not subject to a lock-up requirement, settlement of applicable tax withholdings on the settlement of OnKure RSUs by net share withholding (the “withholding provisions”); and (iii) the extension of the post-termination exercise period of Dr. Winkler’s OnKure Options through six months following the closing of such change in control. If Dr. Winkler’s consulting agreement is terminated before its term (or extended term) expires by OnKure for any reason other than for “cause” (as defined in Dr. Winkler’s consulting agreement), then, if he timely executes and does not revoke a supplemental release in favor of OnKure and its affiliates, (x) Dr. Winkler’s then-outstanding equity awards will accelerate vesting as to the number of shares which would have otherwise vested through the next anniversary of the date on which his consulting term commenced, (y) the post-termination exercise period of Dr. Winkler’s OnKure Options will be extended through six months following his separation as a consultant, and (z) the withholding provisions will apply. The Mergers do not constitute a change in control for purposes of Dr. Winkler’s transition agreement.

Equity-Based Incentive Awards

In connection with his transition from interim chief executive officer to full-time chief executive officer, the performance stock option granted to Dr. Saccomano on October 15, 2023 and described in footnote 7 of the Outstanding Equity Awards at Fiscal 2023 Year-End table above, was amended such that applicable service requirements conditioned on Dr. Saccomano’s service as interim chief executive officer would be satisfied by service as full-time chief executive officer after the effective date of such transition.

Certain equity grants held by our named executive officers are subject to acceleration of vesting provisions:

Dr. Saccomano was granted a stock option in January 2022 covering 100,000 shares of OnKure Class A Common Stock which will accelerate vesting in full immediately prior to the occurrence of a Corporate Transaction (as defined in OnKure’s 2021 Stock Incentive Plan and which the Mergers will constitute).

Each stock option to purchase shares of OnKure Class A Common Stock granted to our named executive officers in August 2023 and to Dr. Saccomano in October 2023, and each award of restricted stock units covering shares of OnKure’s Series C Preferred Stock granted to our named executive officers in October 2023 provides that, if during the period beginning three months prior to through (and inclusive of) the date 12 months following a “change in control” (as defined in the 2023 RSU Plan for the restricted stock units, and in the award agreement for the options; the Mergers will not constitute a Change in Control for purposes of these awards), the named executive officer’s service provider status is terminated by OnKure or its successor without “cause” (as defined in the applicable award agreement) (and excluding by reason of the named executive officer’s death or disability (as defined in the applicable equity plan), or by the named executive officer for “good reason” (as defined in the applicable award agreement), 100% of the then-unvested restricted stock units under the award will immediately vest. In addition, in the event there is a “corporate transaction” (as defined in OnKure’s 2021 Stock Incentive Plan), if the successor does not assume or substitute for these options, they will vest in full. Similarly, as described below in more detail, in the event there is a merger or change in control, if a successor does not assume or substitute for these restricted stock units, they will vest in full.

For the purpose of the above stock options granted to our named executive officers in August 2023 and Dr. Saccomano’s October 2023 stock options and the October 2023 restricted stock units granted to our named executive officers, “cause” generally means any one or more of the following: (i) the named executive officer’s gross negligence or willful misconduct; (ii) the named executive officer’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or of any crime that causes or is reasonably likely to cause significant harm, including (but not limited to) significant reputational, economic or operational harm, to OnKure or any or successor or, for the stock options, affiliate of OnKure and for the restricted stock units, parent or subsidiary of OnKure or its successor (“Harm”); (iii) an act of dishonesty made by the named executive officer in connection with such named executive officer’s responsibilities as a service provider that causes or is reasonably likely to cause Harm, or an act of fraud, embezzlement or misappropriation with respect to OnKure or employing successor or employing or, for the stock options, affiliate of OnKure and for the restricted stock units, parent or subsidiary of OnKure or its successor, (iv) the named executive officer’s unauthorized use or disclosure of any proprietary information or trade secrets of OnKure or any other party to whom such named executive officer owes an obligation of nondisclosure as a result of such named executive officer’s relationship with OnKure or employing successor or employing for the stock options, affiliate of OnKure and for the restricted stock units, parent or subsidiary of OnKure or its successor, which use or disclosure causes or is reasonably likely to cause Harm; (v) the named executive officer’s willful breach of any obligations under any material written agreement or covenant with OnKure or any or for the stock options, affiliate of OnKure and for the restricted stock units, parent or subsidiary of OnKure or its successor; (vi) a material failure or material violation by the named executive officer to comply with any of OnKure’s or an employing successor or for the stock options, affiliate of OnKure and for the restricted stock units, parent or subsidiary of OnKure or its successor’s material written policies or rules that have been provided to named executive officer; (vii) the named executive officer’s continued failure to perform such named executive officer’s employment duties (other than due to disability) after such named executive officer has received a written demand of performance from OnKure which specifically sets forth the factual basis for OnKure’s belief that the named executive officer has not substantially performed such named executive officer’s duties and after the named executive officer has failed to cure such non-performance to OnKure’s reasonable satisfaction within 10 business days after receiving such notice; provided, however, that in any given 12 month period, the named executive officer will have no more than one opportunity to cure a failure to perform under this clause (vii); or (viii) the named executive officer’s failure to cooperate in good faith with a governmental or internal investigation of OnKure or its directors, officers or employees, if OnKure has requested such named executive officer’s cooperation.

For the purpose of the above restricted stock units, “good reason” generally means the termination of the named executive officer’s status as a service provider by such named executive officer in accordance with the next sentence after the occurrence of one or more of the following events without named executive officer’s express written consent: (i) a material reduction of the named executive officer’s base salary, unless such reduction is part of a generalized salary reduction affecting similarly situated employees (provided that a reduction of ten percent (10)% or less in any one calendar year will not be deemed material); (ii) a material reduction of the named executive officer’s authority, duties or responsibilities as an employee relative to such authority, duties or responsibilities in effect immediately prior to such reduction (provided that such named executive officer’s authority, duties and responsibilities will not be deemed to be materially reduced if the named executive officer has reasonably comparable authority, duties and responsibilities as an employee with respect to OnKure’s business following a change in control, regardless of any change in title or whether such named executive officer subsequently provides services to a subsidiary, affiliate, business unit, division or otherwise); or (iii) a material change in the principal geographic location at which the named executive officer must perform services for OnKure (provided that such named executive officer’s relocation to a facility or a location that would not increase the named executive officer’s one-way commute distance by more than 35 miles from such named executive officer’s then-principal residence will not be considered a material change in geographic location). In order for the termination of the named executive officer’s status as a service provider to be for “good reason,” the named executive officer must not terminate status as a service provider without first providing written notice to OnKure of the acts or omissions constituting the grounds for “good reason” within 90 days of the initial existence of the grounds for “good reason” and a cure period of 30 days following the date of written notice (the “Cure Period”), the grounds must not have been cured during that time, and named executive officer must terminate status as a service provider within 30 days following the Cure Period.

Potential Payments upon Termination or Change of Control

In connection with the Closing, it is expected that OnKure and NewCo will enter into New Employment Agreements with certain eligible employees of OnKure, including Dr. Saccomano and Mr. Leverone, which are expected to provide for certain change-in-control and severance benefits.

The New Employment Agreements entered into with each of Dr. Saccomano and Mr. Leverone are expected to provide that if, other than during the CIC Period, Dr. Saccomano’s or Mr. Leverone’s employment, as applicable, with the OnKure Group is terminated either (x) by the OnKure Group without “cause” (as defined in the New Employment Agreement, and excluding by reason of his death or “disability” (as defined in the New Employment Agreement)) or (y) by Dr. Saccomano or Mr. Leverone, as applicable, for “good reason” (as defined in the New Employment Agreement), then he will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in the OnKure Group’s favor:

•	A lump sum cash payment equal to 100% of his base salary as in effect immediately before such termination; and

•

OnKure Group payment of the premiums required for continued coverage pursuant to COBRA under the OnKure Group’s group health, dental and vision care plans for the named executive officer and his eligible dependents for up to 12 months.

If, during the CIC Period, Dr. Saccomano’s or Mr. Leverone’s employment, as applicable, with the OnKure Group is terminated either (x) by the OnKure Group without cause (and excluding by reason of death or disability) or (y) by Dr. Saccomano or Mr. Leverone, as applicable, for good reason, he will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in the OnKure Group’s favor:

•

A lump sum cash payment equal to 100% for Mr. Leverone or 150% for Dr. Saccomano), of his base salary as in effect immediately before such termination, or if greater, the base salary in effect immediately before the change in control;

•

A lump sum cash payment equal to 100% for Mr. Leverone or 150% for Dr. Saccomano, of his target bonus opportunity as in effect immediately before such termination or if greater, the target bonus opportunity in effect immediately before the change in control;

•

OnKure Group payment of the premiums required for continued coverage pursuant to COBRA under the OnKure Group’s group health, dental and vision care plans for the named executive officer and his eligible dependents for up to 12 months for Mr. Leverone or 18 months for Dr. Saccomano; and

•	100% accelerated vesting and exercisability of the outstanding and unvested NewCo equity awards (other than NewCo equity awards subject to performance-based vesting criteria).

Each New Employment Agreement will provide that, if any of the amounts provided for under a New Employment Agreement or otherwise payable to Dr. Saccomano or Mr. Leverone, as applicable, would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, Dr. Saccomano or Mr. Leverone, as applicable, would receive (to the extent he entitled to such receipt) either the full payment of benefits under his New Employment Agreement or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The New Employment Agreements will not provide for any tax gross-ups in connection with a change in control.

Dr. Saccomano and Mr. Leverone’s change in control and severance entitlement are described in greater detail in the section of this proxy statement/ prospectus above entitled “Interests of OnKure Directors and Named executive officers in the Merger—Executive Employment and Separation Arrangements—New OnKure Employment Agreements Change in Control and Severance Entitlements” beginning on page 150 of this proxy statement/prospectus.

Employee Benefits and Stock Plans

OnKure believes that performance and equity-based compensation can be an important component of the total executive compensation package for supporting stockholder value creation while, at the same time, attracting, motivating, and retaining high-quality executives. It is expected that NewCo’s 2024 Equity Incentive Plan described in the 2024 Equity Incentive Plan Proposal, if approved, will be an important element of its compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the 2024 ESPP described in the 2024 ESPP Proposal, if approved.

2011 Stock Incentive Plan

OnKure’s 2011 Stock Incentive Plan was adopted by the OnKure Board on October 11, 2011 and approved by OnKure stockholders on October 11, 2011. The 2011 Stock Incentive Plan provided for the grant of stock options and restricted stock to employees, officers or directors of OnKure or any affiliate of OnKure and any consultant or adviser (who is a natural person) providing services to OnKure or any affiliate of OnKure, provided that incentive stock options within the meaning of Section 422 of the Code, could only be granted to employees of OnKure or any subsidiary of OnKure.

At the First Effective Time, pursuant to the terms of the Merger Agreement, Reneo will assume all outstanding and unexercised stock options granted under the 2011 Stock Incentive Plan, as further described in the section of this proxy statement/prospectus entitled “Overview of the Merger Agreement—Treatment of OnKure Options.”

The 2011 Stock Incentive Plan has terminated and OnKure will not grant any additional awards under the plan following its termination. However, the 2011 Stock Incentive Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2011 Stock Incentive Plan. The material terms of the 2011 Stock Incentive Plan are summarized below.

As of June 1, 2024, stock options covering 9,375 shares of OnKure Class A Common Stock were outstanding under the 2011 Stock Incentive Plan and there were no outstanding awards of restricted stock under the plan.

Plan Administration. The 2011 Stock Incentive Plan is administered by the OnKure Board. The OnKure Board has such powers and authorities related to the administration of the 2011 Stock Incentive Plan as are consistent with the OnKure Certificate of Incorporation and the OnKure Bylaws and applicable law. The OnKure Board has full power and authority to take all actions and to make all determinations required or provided for under the 2011 Stock Incentive Plan or any award agreement, and has full power and authority to take all other actions and make all such other determinations not inconsistent deemed to be necessary or appropriate to the administration of the 2011 Stock Incentive Plan or any award agreement. The interpretation and construction by the OnKure Board of any provision of the 2011 Stock Incentive Plan, any award or any award agreement shall be final, binding and conclusive.

Specifically, subject to the terms of the 2011 Stock Incentive Plan, without limitation, the OnKure Board has the power to determine who will be granted awards and the type and amount of any such awards, to establish the terms and conditions of each awards, adopt forms of award agreements and amend, modify or supplement outstanding awards, provided that no amendment, modification or supplement will impair a grantee’s right without consent. Additionally the OnKure Board may permit or require the deferral of any award into a deferred compensation arrangement, subject to such rules and procedures it may establish.

The OnKure Board may delegate administrative powers and authorities to a committee of directors. Unless otherwise expressly determined by the OnKure Board, any action or determination by such a committee (for which the OnKure Board has delegated authority) is final, binding and conclusive. The OnKure Board and any such designated committee is referred to as the “administrator” for purposes of this plan description.

OnKure may have retained the right to clawback gain realized by a grantee on account of violations or breaches or an applicable employment agreement or certain restrictive covenants. Additionally, OnKure may cancel any award if a grantee’s employment is terminated for cause.

Notwithstanding the foregoing no amendment or modification may be made to an outstanding option to reduce the exercise price or grant a replacement option with a lower exercise price without approval of the OnKure stockholders.

Stock Options. The 2011 Stock Incentive Plan permitted the grant of stock options. Incentive stock options could be granted only to employees of OnKure or any subsidiary of OnKure. Each stock option was designated in an option agreement as either an incentive stock option or a nonstatutory stock option.

The term of each stock option is the term stated in the applicable option agreement; provided that no term is more than 10 years from the date of grant. In the case of an incentive stock option granted to a person who at the time of such grant owned more than 10% of the voting power of all classes of outstanding OnKure Capital Stock, the term of the stock option is no more than five years from the date of grant.

The per share exercise price of options granted under the 2011 Stock Incentive Plan was set at price determined by the administrator that is set forth in the applicable option agreement, but is not less than the fair market value of an underlying share on the date of grant. In the case of incentive stock options granted to an employee who at the time of grant, owned more than 10% of the voting power of all classes of outstanding OnKure Capital Stock, the exercise price must have equaled at least 110% of the fair market value of an underlying share on the date of grant.

The material terms of an option granted under the 2011 Stock Incentive Plan are stated in the applicable award agreement, including the terms of vesting and exercisability, method of exercise, acceptable forms of consideration for payment of applicable exercise prices and tax withholding and treatment of options following a grantee’s termination of service. Options must be exercised as to the lesser of 100 shares or the lesser number of shares set forth in an option agreement. The form of option agreement under the 2011 Stock Incentive Plan generally provides that options will remain outstanding for 12 months following termination of a grantee’s service by reason of death or disability or otherwise 90 days following termination of a grantee’s service, provided that options will immediately terminate on a grantee’s termination of service for cause (as defined in the 2011 Stock Incentive Plan).

Unless otherwise provided in an award agreement, optionholders do not have shareholder rights (including the right to receive distributions or dividends or voting rights) until the underlying shares are fully paid and issued. No adjustments will be made for dividends, distribution or other rights for which the record date is prior to the date of such issuance.

Non-Transferability of Awards. Except in the limited case of certain family transfers described in the 2011 Stock Incentive Plan, during the lifetime of a grantee, only the grantee (or, in the event of legal incapacity or incompetency, the grantee’s guardian or legal representative) may exercise an option and no option is assignable or transferable by the grantee other than by will or the laws of descent and distribution. Restricted stock could not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the administrator.

Certain Adjustments. In the event of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by OnKure, the number and kinds of shares subject to outstanding awards and the exercise price of outstanding awards will be adjusted proportionately. In the event of any distribution to OnKure stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of OnKure) without receipt of consideration by OnKure, OnKure will appropriately adjust the number and kind of shares subject to outstanding awards and the exercise price of outstanding options.

Corporate Transaction. In the event of (i) the dissolution or liquidation of OnKure or a merger, consolidation, or reorganization of OnKure with one or more other entities in which OnKure is not the surviving entity, (ii) a sale of substantially all of the assets of OnKure to another person or entity, or (iii) any transaction which results in any person or entity owning 50% or more of the combined voting power of all classes of OnKure Capital Stock (a “Corporate Transaction”), the administrator may determine (x) that options become immediately exercisable for a period of 15 days prior to the consummation of the Corporate Transaction, and/or (y) awards will be cancelled in exchange for cash or securities with a value equal to the per share consideration paid to OnKure stockholders in the transaction, multiplied by the shares subject to such award, less any applicable exercise price. Any unexercised options will terminate upon the consummation of a Corporate Transaction.

Amendment and Termination. The OnKure Board may amend the 2011 Stock Incentive Plan as to any shares as to which grants have not been made. An amendment to the 2011 Stock Incentive Plan is only be contingent on approval of OnKure stockholders to the extent required by applicable law, regulations or rules. No amendment, suspension, or termination of the 2011 Stock Incentive Plan will materially alter or impair rights or obligations under any grant without the consent of the applicable grantee. As noted above, the 2011 Stock Incentive Plan has terminated, and OnKure will not grant any additional awards under the plan. However, the 2011 Stock Incentive Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2011 Stock Incentive Plan.

2021 Stock Incentive Plan

OnKure’s 2021 Stock Incentive Plan was adopted by the OnKure Board on February 26, 2021 and approved by OnKure stockholders on March 1, 2021. The 2021 Stock Incentive Plan provides for the grant of stock options and restricted stock to employees, officers or directors of OnKure or any affiliate of OnKure and any consultant or adviser (who is a natural person) currently providing services to OnKure or any affiliate of OnKure, provided that incentive stock options within the meaning of Section 422 of the Code, may only be granted to employees of OnKure or any subsidiary of OnKure.

At the First Effective Time, pursuant to the terms of the Merger Agreement, Reneo will assume all outstanding and unexercised stock options granted under the 2021 Stock Incentive Plan, as further described in the section of this proxy statement/prospectus entitled “Overview of the Merger Agreement—Treatment of OnKure Options.”

In connection with the Closing, it is expected that the 2021 Stock Incentive Plan will be terminated and OnKure will not grant any additional awards under the plan following its termination. However, the 2021 Stock Incentive Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2021 Stock Incentive Plan. The material terms of the 2021 Stock Incentive Plan are summarized below.

As of June 1, 2024, stock options covering 8,290,362 shares of OnKure Class A Common Stock were outstanding under the 2021 Stock Incentive Plan and there were no outstanding awards of restricted stock under the plan.

Authorized Shares. Subject to the adjustment provisions in the 2021 Stock Incentive Plan, the maximum aggregate number of shares that may be issued under the 2021 Stock Incentive Plan is 9,838,497 shares of OnKure Class A Common Stock.

If shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any shares or expires by its terms or is settled in cash, then the number of shares available under the 2021 Stock Incentive Plan with respect to such award will, to the extent of any such forfeiture, termination, expiration or settlement in cash, again be available for grant. If the exercise price of any option granted under the 2021 Stock Incentive Plan is satisfied by tendering shares to OnKure, only the net number of shares delivered will count against the share reserve.

Plan Administration. The 2021 Stock Incentive Plan is administered by the OnKure Board. The OnKure Board has such powers and authorities related to the administration of the 2021 Stock Incentive Plan as are consistent with the OnKure Certificate of Incorporation and the OnKure Bylaws and applicable law. The OnKure Board has full power and authority to take all actions and to make all determinations required or provided for under the 2021 Stock Incentive Plan or any award agreement, and has full power and authority to take all other actions and make all such other determinations not inconsistent deemed to be necessary or appropriate to the administration of the 2021 Stock Incentive Plan or any award agreement. The interpretation and construction by the OnKure Board of any provision of the 2021 Stock Incentive Plan, any award or any award agreement is final, binding and conclusive.

Specifically, subject to the terms of the 2021 Stock Incentive Plan, without limitation, the OnKure Board has the power to determine who will be granted awards and the type and amount of any such awards, to establish the terms and conditions of each awards, adopt forms of award agreements and amend, modify or supplement outstanding awards, provided that no amendment, modification or supplement will impair a grantee’s right without consent. Additionally the OnKure Board may permit or require the deferral of any award into a deferred compensation arrangement, subject to such rules and procedures it may establish.

The OnKure Board may delegate administrative powers and authorities to a committee of directors. Unless otherwise expressly determined by the OnKure Board, any action or determination by such a committee (for which the OnKure Board has delegated authority) is final, binding and conclusive. The OnKure Board and any such designated committee is referred to as the “administrator” for purposes of this plan description.

OnKure may have retained the right to clawback gain realized by a grantee on account of violations or breaches or an applicable employment agreement or certain restrictive covenants. Additionally, OnKure may cancel any award if a grantee’s employment is terminated for cause.

The administrator has the power to modify, extend or renew outstanding options, or cancel options in return for the grant of new options for the same or a different number of shares and at the same or difference exercise price, or in return for a different type of award.

Stock Options. The 2021 Stock Incentive Plan permits the grant of stock options. Incentive stock options may be granted only to employees of OnKure or any subsidiary of OnKure. Each stock option is designated in an option agreement as either an incentive stock option or a nonstatutory stock option.

The term of each stock option is the term stated in the applicable option agreement; provided that the term will be no more than 10 years from the date of grant. In the case of an incentive stock option granted to a person who at the time of such grant owns more than ten percent of the voting power of all classes of outstanding OnKure Capital Stock, the term of the stock option will be no more than five years from the date of grant.

The per-share exercise price of options granted under the 2021 Stock Incentive Plan is a price determined by the administrator that is set forth in the applicable option agreement, is not less than the fair market value of an underlying share on the date of grant. In the case of incentive stock options granted to an employee who at the time of grant, owns more than 10% of the voting power of all classes of outstanding OnKure Capital Stock, the exercise price must equal at least 110% of the fair market value of an underlying share on the date of grant.

The material terms of an option granted under the 2021 Stock Incentive Plan are stated in the applicable award agreement, including the terms of vesting and exercisability, method of exercise, acceptable forms of consideration for payment of applicable exercise prices and tax withholding and treatment of options following a grantee’s termination of service. The form of option agreement under the 2021 Stock Incentive Plan generally provides that options will remain outstanding for 12 months following termination of a grantee’s service by reason of death or disability or otherwise 90 days following termination of a grantee’s service, provided that options will immediately terminate on a grantee’s termination of service for cause (as defined in the 2021 Stock Incentive Plan).

Unless otherwise provided in an award agreement, optionholders will not have shareholder rights (including the right to receive distributions or dividends or voting rights) until the underlying shares are fully paid and issued. No adjustments will be made for dividends, distribution or other rights for which the record date is prior to the date of such issuance.

Restricted Stock. The 2021 Stock Incentive Plan permits the grant of restricted stock. Awards of restricted stock may be made for consideration or no consideration (other than par value deemed paid by services rendered). The material terms of an award of restricted stock will be set forth in the applicable award agreement, including any applicable period restriction and the expiration of such period of restriction (which may be based on satisfaction of corporate or individual performance objectives). Unless otherwise provided in an award agreement, holders of restricted stock have the right to vote and receive dividends and distributions in respect of restricted shares, subject to any additional terms determined by the administrator. Upon a grantee’s termination of service, restricted stock that has not vested will be deemed immediately forfeited.

Non-Transferability of Awards. Except in the limited case of certain family transfers described in the 2021 Stock Incentive Plan, during the lifetime of a grantee, only the grantee (or, in the event of legal incapacity or incompetency, the grantee’s guardian or legal representative) may exercise an option and no option is assignable or transferable by the grantee other than by will or the laws of descent and distribution. Restricted stock may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the administrator.

Certain Adjustments. If the number of outstanding shares for which awards may be made under the 2021 Stock Incentive Plan is increased or decreased or the shares underlying award are changed into or exchanged for a different number or kind of shares or other securities of OnKure on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by OnKure, the number and kinds of shares subject to the share reserve and subject to outstanding awards and the exercise price of outstanding awards will be adjusted proportionately. In the event of any distribution to OnKure stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of OnKure) without receipt of consideration by OnKure, OnKure will appropriately adjust the number and kind of shares subject to outstanding awards and the exercise price of outstanding options.

Corporate Transaction. In the event of (i) the dissolution or liquidation of OnKure or a merger, consolidation, or reorganization of OnKure with one or more other entities in which OnKure is not the surviving entity, (ii) a sale of substantially all of the assets of OnKure to another person or entity, or (iii) any transaction which results in any person or entity owning 50% or more of the combined voting power of all classes of OnKure Capital Stock (a “Company Transaction”), outstanding awards will be treated as the administrator determines without consent. OnKure has no obligation to treat all awards, all awards held by a grantee, or all awards of the same type, similarly.

Subject to applicable laws, the administrator may provide, without limitation, for one or more of the following: (i) the continuation of the outstanding awards by OnKure, if OnKure is a surviving corporation; (ii) the assumption, in whole or in part, of the outstanding awards by the surviving corporation or a successor entity or its parent; (iii) the substitution, in whole or in part, by the surviving corporation or a successor entity or its parent of its own awards for such outstanding awards; (iv) exercisability and settlement, in whole or in part, of outstanding awards to the extent vested and exercisable (if applicable) under the terms of the award agreement followed by the cancellation of such awards (whether or not then vested or exercisable) upon or immediately prior to the effectiveness of the transaction; or (v) settlement of the intrinsic value of the outstanding awards to the extent vested and exercisable (if applicable) under the terms of the award agreement, with payment made in cash or cash equivalents or property followed by the cancellation of such awards.

The administrator also has discretion to suspend the right of grantees to exercise outstanding awards during a limited period of time preceding the closing of a Corporate Transaction if such suspension is administratively necessary to facilitate the closing of the transaction, and may terminate optionholders’ right to early exercise options, such that following closing of a Corporate Transaction an option may only be exercised to the extent vested.

Amendment and Termination. The OnKure Board may amend, suspend or terminate 2021 Stock Incentive Plan as to any shares as to which grants have not be made. An amendment to the 2021 Stock Incentive Plan will only be contingent on approval of OnKure stockholders to the extent required by applicable law, regulations or rules. No amendment, suspension, or termination of the 2021 Stock Incentive Plan will materially alter or impair rights or obligations under any grant without the consent of the applicable grantee. As noted above, it is expected that the 2021 Stock Incentive Plan will be terminated and OnKure will not grant any additional awards under the plan following its termination. However, the 2021 Stock Incentive Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2021 Stock Incentive Plan.

2023 RSU Equity Incentive Plan

OnKure’s 2023 RSU Plan was adopted by the OnKure Board on September 26, 2023, and approved by stockholders on October 17, 2023. The 2023 RSU Plan provides for the grant of restricted stock units to members of the OnKure Board and employees and consultants of OnKure and any parent or subsidiary corporation of OnKure.

At the First Effective Time, pursuant to the terms of the Merger Agreement, Reneo will assume all outstanding awards of restricted stock units granted under the 2023 RSU Plan, as further described in the section of this proxy statement/prospectus entitled, “Overview of the Merger Agreement—Treatment of OnKure RSUs.”

In connection with the Closing, it is expected that the 2023 RSU Plan will be terminated and OnKure will not grant any additional awards under the plan following its termination. However, the 2023 RSU Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2023 RSU Plan. The material terms of the 2023 RSU Plan are summarized below.

As of June 1, 2024, restricted stock units covering 1,476,715 shares of OnKure Series C Preferred Stock were outstanding under the 2023 RSU Plan.

Authorized Shares. Subject to the adjustment provisions contained in the 2023 RSU Plan, the maximum aggregate number of shares that may be subject to awards and sold under the 2023 RSU Plan is 2,000,000. Shares granted under the 2023 RSU Plan may be authorized but unissued, or reacquired shares.

If an award expires or, is surrendered pursuant to an exchange program described in the following paragraph, or, is forfeited to or repurchased by OnKure due to failure to vest, the forfeited shares will become available for future grant or sale under the 2023 RSU Plan (unless the 2023 RSU Plan has terminated). Shares used to pay the purchase price of an award or satisfy the tax withholdings related to an award will not become available for future grant or sale under the 2023 RSU Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2023 RSU Plan.

Plan Administration. The OnKure Board or one or more committees appointed by the OnKure Board administers the 2023 RSU Plan. Different committees may administer the 2023 RSU Plan with respect to different service providers. Subject to the provisions of the 2023 RSU Plan, the administrator has the power to administer the 2023 RSU Plan and make all determinations deemed necessary or advisable for administering the 2023 RSU Plan, including the power to determine the fair market value of applicable shares, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2023 RSU Plan, determine the terms and conditions of awards (such as the purchase price, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), construe and interpret the terms of the 2023 RSU Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2023 RSU Plan (including relating to sub-plans), modify, or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise or purchase price and/or different terms), awards of a different type, and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the purchase price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants and is given maximum deference permitted under by applicable law.

Restricted Stock Units. Restricted stock units may be granted under the 2023 RSU Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share. Subject to the provisions of the 2023 RSU Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2023 RSU Plan generally does not allow for the transfer of awards (other than by will or the laws of descent or distribution), and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in OnKure’s capitalization, including any dividend (other than an ordinary dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of OnKure, or other change in the corporate structure of OnKure affecting the shares, to prevent diminution or enlargement of the benefits or potential benefits available under the 2023 RSU Plan, the administrator will adjust the number and class of shares that may be delivered under the 2023 RSU Plan and/or the number, class, and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of OnKure’s proposed liquidation or dissolution, the administrator will notify participants before the effective date of such transaction, and to the extent shares issuable under an award has a purchase price and such purchase price has not previously been paid, such awards will terminate immediately before the consummation of such proposed transaction.

Merger or Change in Control of OnKure. The 2023 RSU Plan provides that in the event of a merger or change in control of OnKure, as described under the 2023 RSU Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2023 RSU Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash or other property, be continued by OnKure if it is the surviving company, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then all restrictions on restricted stock units will lapse, and for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement authorized by the administrator.

Forfeiture and Clawback. Awards are subject to any clawback policy that we are required to adopt under applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to OnKure or reimburse OnKure for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of OnKure as described in the first sentence of this paragraph or with applicable laws.

Amendment; Termination. The administrator has the authority to amend, suspend, or terminate the 2023 RSU Plan at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent. As noted above, it is expected that the 2023 RSU Plan will be terminated and OnKure will not grant any additional awards under the plan following its termination. However, the 2023 RSU Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2023 RSU Plan.

Executive Incentive Compensation Plan

Prior to the completion of the Mergers, the OnKure Board intends to approve the Incentive Compensation Plan to provide periodic incentive bonus opportunities to the employees of NewCo (or its subsidiaries), and recommends that the Reneo Board approve the Incentive Compensation Plan to become effective upon the First Effective Time. It is expected that OnKure’s named executive officers will be eligible to participate in the

Incentive Compensation Plan. For a summary of the material terms of the Incentive Compensation Plan, please see the section of this proxy statement/prospectus above entitled “Interests of OnKure Directors and Executive Officers in the Merger—Executive Incentive Compensation Plan.”

401(k) Plan

OnKure does not separately maintain a 401(k) retirement savings plan. Employees of OnKure are eligible to participate in a tax qualified defined contribution plan under Section 401(k) of the Code sponsored by Insperity, a professional employer organization, on the terms applicable to such plan. Under the Insperity 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax (traditional) or post-tax (Roth) basis, through contributions to the Insperity 401(k) plan. As a tax-qualified retirement plan, pre-tax contributions to the Insperity 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the Insperity 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the Insperity 401(k) plan.

ONKURE DIRECTOR COMPENSATION

This discussion may contain forward-looking statements that are based on OnKure’s current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that NewCo may adopt following the completion of the Mergers may differ materially from historical and the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Mergers basis.

OnKure’s current policy is to provide each director who is neither a member of management nor affiliated with funds invested in OnKure Preferred Stock with an annual retainer of $40,000, which generally is paid in quarterly installments, subject to the director’s continued service to OnKure. Dr. Saccomano ceased to be eligible to receive this retainer when he assumed a position as OnKure’s interim chief executive officer in September 2023. OnKure also reimburses its directors for expenses associated with attending meetings of the OnKure Board and its committees.

On January 11, 2022, OnKure granted Dr. Saccomano an OnKure Option covering 100,000 shares which will accelerate vesting in full immediately prior to the occurrence of a Corporate Transaction (as defined in OnKure’s 2021 Stock Incentive Plan and which the Mergers will constitute).

Dr. Saccomano is OnKure’s only director who was an employee director during 2023. See the section entitled “OnKure Executive Compensation” beginning on page 269 of this proxy statement/prospectus for information about Dr. Saccomano’s compensation that he received for serving as OnKure’s Chief Executive Officer during 2023. Dr. Saccomano received additional compensation for serving on the OnKure Board during 2023 prior to his appointment as Chief Executive Officer as set forth below.

The following table presents the total compensation that each of OnKure’s then non-employee directors received during the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash Compensation($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Issac Manke, Ph.D. (2)	—	—	—	—
R. Michael Carruthers	40,000	77,580	7,211	124,791
Andrew Phillips, Ph.D. (3)	—	—	—	—
Nicholas A. Saccomano, Ph.D.	29,457	—	8,083	37,540

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the equity awards granted during 2023, computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation. The assumptions used in calculating the grant date fair value of the awards disclosed in this column are set forth in Note 10 to OnKure’s audited financial statements included elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized by the non-employee director upon vesting, settlement or exercise of equity awards or the sale of the common stock underlying such equity awards.

(2)	Dr. Manke is an affiliate of Acorn Bioventures, L.P., an investor in OnKure Capital Stock; therefore, Dr. Manke was not entitled to a retainer for fiscal 2023.

(3)	Dr. Phillips was previously an affiliate of Cormorant, an investor in OnKure Capital Stock; therefore, Dr. Phillips was not entitled to a retainer for fiscal 2023.

The following table lists all outstanding stock and option awards held by non-employee directors as of December 31, 2023.

Name	Number of Shares Underlying Outstanding RSU Awards	Number of Shares Underlying Outstanding Options
Issac Manke, Ph.D.	—	—
R. Michael Carruthers	28,075	130,750
Andrew Phillips, Ph.D.	—	—

Director Compensation Policy

In 2024, the compensation committee of the OnKure Board retained Pearl Meyer, a third-party compensation consultant, to provide the OnKure Board and its compensation committee with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to NewCo’s non-employee directors. Based on the discussions with and assistance from the compensation consultant, in connection with the Mergers, the OnKure Board intends to approve an Outside Director Compensation Policy that provides for certain compensation to non-employee directors of NewCo and recommends that the Reneo Board approve the Outside Director Compensation Policy to become effective as of the day immediately prior to the Closing.

Cash Compensation

The Outside Director Compensation Policy is expected to provide for the following cash compensation program for non-employee directors:

•	$40,000 per year for service as a non-employee director;

•	$30,000 per year for service as non-employee chair of the NewCo Board;

•	$15,000 per year for service as chair of the audit committee;

•	$7,500 per year for service as a member of the audit committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and governance committee; and

•	$4,000 per year for service as a member of the nominating and governance committee.

RSU Award in Lieu of Cash Retainers

Under the Outside Director Compensation Policy, a non-employee director may elect to convert 100% of his or her retainer fees with respect to services to be performed in a future fiscal year (or portion of a fiscal year with respect to certain initial elections) into an award of RSUs (a “Retainer Award”), in accordance with the election procedures under the Outside Director Compensation Policy, and in addition, (i) individuals who are non-employee directors as of immediately following the Closing may make such election with respect to retainer fees payable for services provided as a non-employee director of NewCo in fiscal year 2024 (an “Initial Election”), and (ii) individuals who become non-employee directors following the Closing Date may make such election with respect to retainer fees payable for services provided as a non-employee director of NewCo for their initial year of service as a non-employee director of NewCo. Retainer Awards will be granted automatically on the last day of the fiscal quarter to which such election relates (or on December 31, 2024, with respect to a Retainer

Award granted pursuant to an Initial Election), subject to continued service to NewCo through such date. The number of shares subject to a Retainer Award will be determined by dividing (x) the aggregate annual amount of cash fees described above applicable to the non-employee director as of the last day of the applicable fiscal quarter for which the non-employee director receives the Retainer Award, by (y) the fair market value of a share of NewCo Class A Common Stock on the date of grant of the Retainer Award (which, under the 2024 Equity Incentive Plan generally is the closing sales price of a share of NewCo Class A Common Stock on the date of the grant of the Retainer Award (or, if no closing sales price was reported on that date, on the last trading day such closing sales price was reported)). Each Retainer Award will be fully vested as of the date of grant.

Equity Compensation

Closing Award. Pursuant to the Outside Director Compensation Policy, each person who is a non-employee director as of immediately following the Closing will receive, immediately following the Closing on the Closing Date, an award of stock options to purchase     shares of NewCo Class A Common Stock (a “Closing Award”), provided that if an individual was an employee director, becoming a non-employee director at any time after July  , 2024, due to termination of the individual’s status as an employee will not entitle such individual to a Closing Award. Each Closing Award will be scheduled to vest as to 1/36th of the shares subject to the Closing Award each month following the Closing Award’s grant date on the same day of the month as such grant date (or on the last day of the month if there is no corresponding day in such month), in each case subject to continued services to NewCo through the applicable vesting date.

Initial Award. Each individual who first becomes a non-employee director following the Closing Date will receive, on the first trading day on or after the date on which such individual first becomes a non-employee director, an award of stock options to purchase     shares of NewCo Class A Common Stock (an “Initial Award”), provided that if an individual was an employee director, becoming a non-employee director due to termination of the individual’s status as an employee will not entitle such individual to an Initial Award. Each Initial Award will be scheduled to vest as to 1/36th of the shares subject to the Initial Award each month following the Initial Award’s grant date on the same day of the month as such grant date (or on the last day of the month, if there is no corresponding day in such month), in each case subject to continued services to NewCo through the applicable vesting dates.

Annual Award. On the first trading day immediately following each Annual Meeting of NewCo’s stockholders (an “Annual Meeting”) that occurs after the Closing Date, each non-employee director will receive an award of stock options to purchase     shares of NewCo Class A Common Stock (the “Annual Award”). If an individual commenced service as a non-employee director after the date of the Annual Meeting that occurred immediately prior to such Annual Meeting (or if there is no such prior Annual Meeting, then after the Closing Date), then such Annual Award will be prorated based on the number of whole months that the individual served as a non-employee director prior to the Annual Award’s grant date during the 12-month period immediately preceding such Annual Meeting (with any resulting fractional share rounded down to the nearest whole share). The Annual Award will be scheduled to vest in full on the earlier of the one-year anniversary of the Annual Award’s grant date or the day immediately prior to the date of the next Annual Meeting that occurs after the Annual Award’s grant date, subject to continued services to NewCo through the applicable vesting dates.

Change in Control. In the event of a change in control (as defined in the 2024 Equity Incentive Plan), each non-employee director’s then-outstanding equity awards that were granted to him or her while a non-employee director will accelerate vesting in full, provided that he or she remains a non-employee director through immediately prior to such change in control.

Other Award Terms. Each Retainer Award, Closing Award, Initial Award and Annual Award will be granted under the 2024 Equity Incentive Plan (or its successor plan, as applicable) and applicable forms of award agreement under such plan. Other than Retainer Awards, awards will have a maximum term to expiration of ten years from their grant and a per-share exercise price equal to 100% of the fair market value of a share of NewCo Class A Common Stock on the award’s grant date.

Director Compensation Limits. The Outside Director Compensation Policy will provide that in any fiscal year, a non-employee director may be granted equity awards (with the value of equity awards based on its grant date fair value determined in accordance with U.S. GAAP for purposes of this limit) and be provided any cash retainers or fees with an aggregate value of no more than $   , provided that such amount is increased to $    in the fiscal year of initial service as a non-employee director. Equity awards granted or other compensation provided to a non-employee director for services provided as an employee or consultant (other than a non-employee director), or provided before the Closing, will not count toward this annual limit. For purposes of determining when cash retainers or fees are provided, any deferral elections to delay payout timing will be disregarded.

RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements with OnKure’s and Reneo’s directors and executive officers, including those discussed in the sections entitled “Management Following the Proposed Transactions” and “OnKure Executive Compensation” beginning on pages 262 and 269, respectively of this proxy statement/prospectus, and the information included under the headings “Item 11. Executive Compensation” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” in Amendment No. 1 to Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 incorporated by reference into this proxy statement/prospectus, the following is a description of each transaction involving Reneo since January 1, 2021, each transaction involving OnKure since January 1, 2021 and each currently proposed transaction in which:

•	either OnKure or Reneo has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of OnKure’s or Reneo’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of OnKure’s or Reneo’s directors, executive officers or holders of more than 5% of OnKure’s or Reneo’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

NewCo Transactions

As a smaller reporting company, SEC rules require NewCo to disclose any transaction for the last two completed fiscal years or any currently proposed transaction in which NewCo is a participant and in which any related person has or will have a direct or indirect material interest involving an amount in excess of $120,000 or 1% of the average of NewCo’s total assets at year-end for the last two fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of the NewCo Common Stock or an immediate family member of any of those persons.

Other than the compensation agreements and other arrangements described in Amendment No. 1 to Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 incorporated by reference into this proxy statement/prospectus or as set forth in this proxy statement/prospectus, since January 1, 2021, there has not been and there is not currently proposed, any transaction or series of similar transactions to which Reneo or NewCo were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of Reneo’s total assets amounts at December 31, 2022 and 2023) and in which any director, executive officer, holder of five percent or more of any class of NewCo Common Stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Concurrent PIPE Investments

On May 10, 2024, in connection with the execution of the Merger Agreement, Reneo entered into the Subscription Agreement with certain existing OnKure Stockholders and new investors relating to the Concurrent PIPE Investments. Pursuant to the Subscription Agreement, Reneo agreed to sell, and the PIPE Investors agreed to purchase, shares of NewCo Class A Common Stock for an aggregate purchase price of $65.0 million. The closing of the Concurrent PIPE Investments is conditioned upon the satisfaction or waiver of the conditions of the Mergers as well as certain other conditions. The table below sets forth the number of shares of NewCo Class A Common Stock expected to be purchased by related party holders at the closing of the Concurrent PIPE Investments:

Participant	Shares of NewCo Class A Common Stock	Total Purchase Price ($)
Acorn Bioventures, L.P. (1)		$4,560,512.83
Citadel Multi-Strategy Equities Master Fund Ltd. (2)		$8,260,443.54
Entities Affiliated with Cormorant (3)		$8,677,763.76
Deep Track Biotechnology Master Fund, Ltd. (4)		$3,117,148.06
Perceptive Life Sciences Master Fund, Ltd. (5)		$4,742,933.72
Samsara BioCapital, L.P. (6)		$3,891,637.94

(1)	Isaac Manke, a member of the OnKure Board, is an affiliate of Acorn Bioventures, L.P. Entities affiliated with Acorn hold more than five percent of outstanding OnKure Capital Stock.
(2)	Citadel Multi-Strategy Equities Master Fund Ltd. holds more than five percent of outstanding OnKure Capital Stock.
(3)	Entities affiliated with Cormorant collectively hold more than five percent of outstanding OnKure Capital Stock.
(4)	Deep Track Biotechnology Master Fund, Ltd. holds more than five percent of outstanding OnKure Capital Stock.
(5)	Perceptive Life Sciences Master Fund, Ltd. holds more than five percent of outstanding OnKure Capital Stock.
(6)	Samsara BioCapital, L.P. holds more than five percent of outstanding OnKure Capital Stock.

At the closing of the Concurrent PIPE Investments, in connection with the Subscription Agreement, NewCo will enter into the Registration Rights Agreement with the PIPE Investors, pursuant to which NewCo will prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the Concurrent PIPE Investments for purposes of registering the resale of the shares issued in the Concurrent PIPE Investments. Reneo also agreed, among other things, that NewCo will indemnify the PIPE Investors, their officers, directors, members, employees and agents, successors and assigns under the Subscription Agreement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to NewCo’s obligations under the Registration Rights Agreement.

Support Agreements Under the Merger Agreement

Concurrently and in connection with the execution of the Merger Agreement, (i) certain stockholders of OnKure, owning approximately 98.3% of the outstanding shares of OnKure Preferred Stock and approximately 77.3% of the outstanding shares of OnKure Capital Stock, entered into OnKure Support Agreements with Reneo and OnKure to vote all of their shares of OnKure Common Stock in favor of the adoption of the Merger Agreement and the related transactions contemplated thereby and (ii) certain stockholders of Reneo holding approximately 28.2% of the outstanding shares of Reneo Common Stock entered into Reneo Support Agreements with Reneo and OnKure to vote all of their shares of Reneo Common Stock in favor of the Reneo Stockholder Proposals.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Support Agreements, which are attached hereto as Annex D and Annex E.

Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain executive officers and the directors of OnKure, certain stockholders of OnKure and the directors of Reneo that are expected to remain on the NewCo Board following the Closing, entered into lock-up agreements pursuant to which, and subject to specified exceptions, they have agreed not to transfer their shares of NewCo Common Stock for the 180-day period following the Closing of the Mergers.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex F.

NewCo Indemnification Agreements

NewCo intends to enter into separate indemnification agreements with each of its directors and officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws. The indemnification agreements and its certificate of incorporation and bylaws generally require NewCo to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

NewCo Policies for Approval of Related Party Transactions

NewCo will maintain a written policy that its executive officers, directors, beneficial owners of more than 5% of any class of NewCo Common Stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with NewCo without the approval or ratification of the NewCo Board or the audit committee. Any request for us to enter into a transaction with an executive officer, director, beneficial owner of more than 5% of any class of NewCo Common Stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to the NewCo Board or the audit committee for review, consideration and approval. In approving or rejecting any such proposal, the NewCo Board or the audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

OnKure Transactions

The following is a summary of each transaction or series of similar transactions since January 1, 2021 or any currently proposed transaction, to which OnKure was or is a party in which:

•	the amount involved in the transaction exceeds or will exceed the lesser of $120,000 or 1% of the average of OnKure’s total assets for the last two completed fiscal years; and

•

any of OnKure’s executive officers, directors or holders of more than 5% of any class of OnKure’s capital stock or an affiliate or immediate family member of the foregoing persons had or will have a direct or indirect material interest.

Compensation arrangements for OnKure’s named executive officers and directors are described in the sections entitled “OnKure Executive Compensation” and “OnKure Director Compensation” beginning on pages 269 and 284 of this proxy statement/prospectus.

Private Placements of Securities

Series B Preferred Stock Financing

In March 2021, OnKure issued and sold an aggregate of 20,649,758 shares of its Series B Preferred Stock at a purchase price of $2.7633 per share for an aggregate purchase price of approximately $55 million, including $1.6 million pursuant to the conversion of convertible notes at a discounted purchase price of $2.21064 per share.

Purchasers of OnKure’s Series B Preferred Stock included certain of its directors and holders of more than 5% of its capital stock at the time of the financing (or subsequent closings of such financings). The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series B Preferred Stock	Total Purchase Price
Alpha Global Investment LP(1)	467,478	$1,033,425.57

(1)	Guobao Zhao, a member of the OnKure Board at the time of the Series B Preferred Stock Financing, is an affiliate of Alpha Global Investment.

Series C Preferred Stock Financing

In March 2023, OnKure issued and sold an aggregate of 19,463,456 shares of its Series C Preferred Stock at a purchase price of $2.7633 per share for an aggregate purchase price of approximately $53.8 million. As part of this transaction, also in March 2023, OnKure issued an aggregate of 27,780,350 shares of its Series C Preferred Stock in exchange for the conversion of any shares of preferred stock of OnKure then held by such purchaser.

Purchasers of OnKure’s Series C Preferred Stock included funds related to certain of its directors and holders of more than 5% of its capital stock at the time of the financing (or subsequent closings of such financings). The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series C Preferred Stock	Total Purchase Price
Acorn Bioventures, L.P. (1)	9,321,174	$7,007,201
Citadel Multi-Strategy Equities Master Fund Ltd. (2)	9,589,983	$9,999,999
Entities Affiliated with Cormorant (3)	10,074,472	$9,999,999
Deep Track Biotechnology Master Fund, Ltd. (4)	3,618,861	$9,999,999
Perceptive Life Sciences Master Fund, Ltd. (5)	5,506,321	$5,465,617
Samsara BioCapital, L.P. (6)	2,895,089	$4,484,609

(1)	Isaac Manke, a member of the OnKure Board, is an affiliate of Acorn Bioventures, L.P. Entities affiliated with Acorn hold more than 5 percent of OnKure’s outstanding capital stock.
(2)	Citadel Multi-Strategy Equities Master Fund Ltd. holds more than five percent of OnKure’s outstanding capital stock.
(3)

Entities affiliated with Cormorant collectively hold more than five percent of OnKure’s outstanding capital stock. Andrew Phillips, a member of the OnKure Board, was previously an affiliate of Cormorant.

(4)	Deep Track Biotechnology Master Fund, Ltd. holds more than five percent of OnKure’s outstanding capital stock.
(5)	Perceptive Life Sciences Master Fund, Ltd. holds more than five percent of OnKure’s outstanding capital stock.
(6)	Samsara BioCapital, L.P. holds more than five percent of OnKure’s outstanding capital stock.

Investors’ Rights Agreement

OnKure is party to an amended and restated investors’ rights agreement with certain holders of its capital stock, including Acorn Bioventures, L.P., entities affiliated with Cormorant, Citadel Multi-Strategy Equities

Master Fund Ltd., Deep Track Biotechnology Master Fund, Ltd., Perceptive Life Sciences Master Fund, Ltd. and Samsara BioCapital, L.P. (the “OnKure IRA”). Under the OnKure IRA, certain holders of its capital stock have the right to demand that OnKure file a registration statement or request that their shares of OnKure Capital Stock be covered by a registration statement that OnKure is otherwise filing. The OnKure IRA is expected to be terminated in connection with the Closing.

Voting Agreement

OnKure is a party to an amended and restated voting agreement, as amended, with certain holders of its capital stock, including, among others, Anthony Piscopio, its former President and Chief Executive Officer, Keith Olivia, its former General Counsel, Senior Vice President of Corporate Affairs and Secretary, and Jim Winkler, its former Chief Scientific Officer, Acorn Bioventures, L.P., entities affiliated with Cormorant, Citadel Multi-Strategy Equities Master Fund Ltd., Deep Track Biotechnology Master Fund, Ltd., Perceptive Life Sciences Master Fund, Ltd. and Samsara BioCapital, L.P. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of OnKure Capital Stock held by them so as to maintain the size of the board of directors at seven and to elect the following individuals as directors: (1) one individual designated by the holders of a majority of the outstanding shares of common stock that have been designated as “Class A Common Stock”, currently R. Michael Carruthers, (2) two individuals designated by the holders of a majority of the outstanding shares of preferred stock designated as “Series C Preferred Stock”, currently Isaac Manke and Andrew Phillips, (3) OnKure’s Chief Executive Officer, currently Nicholas Saccomano, (4) one individual that is not an affiliate of OnKure or any investor designated by the holders of at least a majority of the outstanding shares of preferred stock that have been designated as “Series C Preferred Stock”, currently vacant, (5) one individual that is not an affiliate of OnKure, any investor or any key holder, designated by the holders of a majority of the outstanding shares of common stock that have been designated as “Class A Common Stock” and shares of preferred stock that have been designated as “Series A Preferred Stock”, voting together as a single class on an as-converted basis and reasonably acceptable to the other directors, currently vacant, and (6) one individual that is not an affiliate of OnKure or any investor designated by the holders of a majority of the outstanding shares of common stock that have been designated as “Class A Common Stock” and shares of preferred stock that have been designated as “Series C Preferred Stock”, voting together as a single class on an as-converted basis, currently vacant.

Upon the Closing, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under the Merger Agreement, will terminate and none of the OnKure Stockholders will have any special rights regarding the nomination, election or designation of members of the board of directors of the Combined Company pursuant to such agreement. OnKure’s existing certificate of incorporation contains provisions regarding election of members of the board of directors that correspond to the amended and restated voting agreement; however, such provisions will not be included in the Amended Certificate of Incorporation after the Closing.

OnKure Indemnification Agreements and Insurance

OnKure has entered, and intends to continue to enter, into separate indemnification agreements with each of its directors and officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws. The indemnification agreements and its certificate of incorporation and bylaws generally require OnKure to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

OnKure Policies for Approval of Related Party Transactions

OnKure does not have a written policy regarding the review and approval of related person transactions. Nevertheless, with respect to such transactions, it has been the practice of the OnKure Board to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, the best interests of OnKure and its stockholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 10, 2024, Reneo entered into the Merger Agreement by and among Reneo, Merger Sub I, Merger Sub II and OnKure, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (a) Merger Sub I will merge with and into OnKure in the First Merger, with Merger Sub I ceasing to exist and OnKure surviving the merger as a wholly owned subsidiary of NewCo, and (b) as promptly as practicable following the First Merger, OnKure, as the surviving corporation of the First Merger, will merge with and into Merger Sub II in the Second Merger, with OnKure ceasing to exist and Merger Sub II surviving the merger as a wholly owned subsidiary of NewCo.

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time:

•

each then-outstanding share of OnKure Common Stock will be converted into the right to receive a number of shares of common stock of Reneo, which at the First Effective Time will be reclassified as NewCo Class A Common Stock, based on the Common Stock Exchange Ratio calculated in accordance with the Merger Agreement;

•

each then-outstanding share of OnKure Preferred Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock, based on the Preferred Stock Exchange Ratio calculated in accordance with the Merger Agreement; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of NewCo Class B Common Stock;

•

each OnKure RSU corresponding to shares of OnKure Preferred Stock issued pursuant to the OnKure Equity Plans that is outstanding immediately prior to the First Effective Time will be assumed by NewCo and will be converted into a Converted NewCo RSU covering a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of OnKure Preferred Stock covered by such OnKure RSU immediately prior to the First Effective Time; and

•	each then-outstanding OnKure Option will be assumed by NewCo and converted into a Converted NewCo Option, subject to the adjustments set forth in the Merger Agreement.

Pursuant to the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio formulas in the Merger Agreement, upon the First Effective Time, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments described below and excluding any shares reserved for future grants under the 2024 Plans). The Exchange Ratios assume (a) a valuation for Reneo of $75.0 million, which is subject to adjustment to the extent that Reneo’s net cash is greater than $61.0 million or less than $59.0 million, and (b) a valuation for OnKure of $170.0 million. The Exchange Ratios are also based on the relative capitalization of each of Reneo and OnKure, using the treasury stock method, as set forth in the Merger Agreement. The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split described below and (ii) to the extent that Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively).

In addition, subject to the Reverse Stock Split described below, each Reneo Option and Reneo RSU that is outstanding as of immediately prior to the First Effective Time will continue to remain outstanding following the Mergers and generally will be subject to the same terms and conditions as were applicable to such Reneo Options and Reneo RSUs as of immediately prior to the First Effective Time, except that as of the First Effective Time, such Reneo Options and Reneo RSUs will cover shares of NewCo Class A Common Stock instead of Reneo Common Stock. However, certain Reneo Options and Reneo RSUs held by directors and executive officers will receive accelerated vesting or extended periods of exercisability.

Subject to the approval of the Reverse Stock Split Proposal, at or prior to the First Effective Time, by virtue of filing an amendment to the Reneo Certificate of Incorporation, the outstanding shares of Reneo Common Stock will be combined into a lesser number of shares, at a reverse split ratio determined by OnKure and subject to Reneo’s approval (which approval may not be unreasonably withheld, conditioned or delayed). The Reverse Stock Split ratio will be determined prior to the completion of the Mergers and publicly announced by Reneo.

On May 10, 2024, Reneo entered into the Subscription Agreement with the PIPE Investors. Pursuant to the Subscription Agreement, Reneo agreed to sell shares of NewCo Class A Common Stock for an aggregate purchase price of approximately $65.0 million, which amount may be increased to $85.0 million in accordance with the Merger Agreement. The closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing of the Mergers. Following the completion of the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding any shares reserved under the 2024 Plans).

The unaudited pro forma condensed combined financial statements include adjustments to reflect the amendment and/or termination of multiple operating leases as required by the Merger Agreement, as well as the abandonment and/or disposal of tenant improvements, furniture and equipment (see Notes to the unaudited pro forma condensed combined financial statements).

The unaudited pro forma condensed combined financial information gives effect to the Mergers, which have been accounted for as a reverse recapitalization under GAAP. OnKure is considered to be the accounting acquirer for financial reporting purposes. This determination is based on the expectation that, immediately following the Mergers: (i) pre-Mergers OnKure Stockholders will own a substantial majority of the voting rights of NewCo; (ii) OnKure may designate a majority (six of eight) of the initial members of the board of directors of NewCo; and (iii) OnKure’s management team will become the management of NewCo. NewCo will be named OnKure Therapeutics, Inc. and be headquartered in Boulder, Colorado. Accordingly, the Mergers are expected to be treated for accounting purposes as the equivalent of OnKure issuing stock to acquire the net assets of Reneo. As a result of the OnKure being treated as the accounting acquirer, OnKure’s assets and liabilities will be recorded at their pre-combination carrying amounts and Reneo’s assets and liabilities will be measured and recognized at their fair values as of the First Effective Time. Upon completion of the Mergers, the historical financial statements of OnKure will become the historical consolidated financial statements of NewCo.

The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on March 31, 2024 and combines the historical balance sheets of Reneo and OnKure as of such date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 assume that the merger took place as of January 1, 2023 and combine the historical results of Reneo and OnKure for the periods then ended. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Rule 8-05 and Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in connection with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical unaudited consolidated financial statements of Reneo as of and for the three months ended March 31, 2024 and the related notes set forth in Reneo’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 incorporated by reference into this proxy statement/prospectus;

•	the historical unaudited financial statements of OnKure as of and for the three months ended March 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical audited consolidated financial statements of Reneo as of and for the year ended December 31, 2023 and the related notes thereto set forth in Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by Amendment No. 1 thereto, incorporated by reference into this proxy statement/prospectus;

•	the historical audited financial statements of OnKure as of and for the year ended December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus;

•

the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by Amendment No. 1 thereto, and in Reneo’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, each incorporated by reference into this proxy statement/prospectus;

•	the section entitled “OnKure Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus; and

•	other financial information relating to Reneo and OnKure included elsewhere or incorporated by reference into in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations and financial position would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of cash used in Reneo’s operations, and (iii) other changes in Reneo’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Reneo and OnKure, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in, or incorporated by reference to, this proxy statement/prospectus.

The accounting policies of Reneo may materially vary from those of OnKure. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Mergers, management will conduct a final review of Reneo’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Reneo’s results of operations or reclassification of assets or liabilities to conform to OnKure’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Combined Balance Sheets

As of March 31, 2024

(In thousands)

	Historical
	OnKure	Reneo	Transaction Accounting Adjustments	Note 4		Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$19,248	$20,375	$60,876	(a	)	$99,614
	—	—	(885)	(b	)	—
Short-term investments	—	62,460	—			62,460
Prepaid clinical trials	2,721	—	(2,721)	(c	)	—
Prepaid expenses and other current assets	739	1,092	2,527	(c	)(d)	4,358

Total current assets	22,708	83,927	59,797			166,432
Property and equipment, net	1,327	102	(102)	(e	)	1,327
Right-of-use assets	441	546	(546)	(b	)	441
Other non-current assets	51	64	(64)	(b	)	51

Total assets	$24,527	$84,639	$59,085			$168,251

Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$3,623	$676	$—			$4,299
Accrued expenses	1,716	1,807	7,863	(f	)	17,935
	—	—	1,375	(g	)	—
	—	—	5,174	(h	)	—
Operating lease liabilities, current portion	212	331	(331)	(b	)	212

Total current liabilities	5,551	2,814	14,081			22,446
Operating lease liabilities, less current portion	412	576	(576)	(b	)	412
Performance award	—	7	—			7

Total liabilities	5,963	3,397	13,505			22,865
Series C convertible preferred stock	129,825	—	(129,825)	(i	)	—
Stockholders’ equity (deficit):
Common stock	1	3	4	(l	)	11
	—	—	3	(a	)	—
Additional paid-in capital	325	308,151	60,873	(a	)	263,165
	—	—	(1,375)	(g	)	—
	—	—	129,818	(i	)	—
	—	—	(311,830)	(l	)	—
	—	—	77,058	(l	)	—
			145	(j	)
Accumulated deficit	(111,587)	(226,900)	(588)	(b	)	(117,790)
	—	—	(194)	(d	)	—
	—	—	(102)	(e	)	—
	—	—	(7,863)	(f	)	—
	—	—	(5,174)	(h	)	—
	—	—	234,763	(l	)	—
			145	(j	)
Accumulated other comprehensive loss	—	(12)	12	(l	)	—

Total stockholders’ (deficit) equity	(111,261)	81,242	175,405			145,386

Total liabilities, convertible preferred stock and stockholders’ equity	$24,527	$84,639	$59,085			$168,251

Unaudited Pro Forma Combined Statements of Operations and Comprehensive Loss

For the Three Month Period Ended March 31, 2024

(In thousands, except share and per share amounts)

	Historical
	OnKure	Reneo	Transaction Accounting Adjustments	Note 4		Pro Forma Combined Total
Operating expenses:
Research and development	$8,566	$4,942	$—			$13,508
General and administrative	1,265	4,622	(277)	(f	)	5,610

Total operating expenses	9,831	9,564	(277)			19,118

Loss from operations	(9,831)	(9,564)	277			(19,118)
Other income	295	1,138	—			1,433

Net loss	(9,536)	(8,426)	277			(17,685)
Unrealized gain on short-term investments	—	(20)	—			(20)

Comprehensive loss	$(9,536)	$(8,446)	$277			$(17,705)

Net loss per share attributable to common stockholders, basic and diluted	$(0.72)	$(0.25)				$(0.13)

Weighted-average shares used in computing net loss per share, basic	13,308,014	33,420,808		(k	)	139,448,482

Unaudited Pro Forma Combined Statements of Operations and Comprehensive Loss

For the Year Ended December 31, 2023

(In thousands, except share and per share amounts)

	Historical
	OnKure	Reneo	Transaction Accounting Adjustments	Note 4		Pro Forma Combined Total
Operating expenses:
Research and development	$32,115	$56,613	$—			$88,728
General and administrative	4,819	26,440	8,085	(f	)	39,344
Restructuring and impairment costs	—	—	588	(b	)	6,203
			194	(d	)
			102	(e	)
			145	(j	)
			5,174	(h	)

Total operating expenses	36,934	83,053	14,288			134,275

Loss from operations	(36,934)	(83,053)	(14,288)			(134,275)
Other income	1,623	5,665	—			7,288

Net loss	(35,311)	(77,388)	(14,288)			(126,987)
Unrealized gain on short-term investments	—	51	—			51

Comprehensive loss	$(35,311)	$(77,337)	$(14,288)			$(126,936)

Net loss per share attributable to common stockholders, basic and diluted	$(2.93)	$(2.52)				$(0.93)

Weighted-average shares used in computing net loss per share, basic and diluted	12,043,375	30,676,455		(k	)	136,394,520

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the Transaction

On May 10, 2024, Reneo entered into the Merger Agreement by and among Reneo, Merger Sub I, Merger Sub II and OnKure pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (a) Merger Sub I will merge with and into OnKure, with Merger Sub I ceasing to exist and OnKure surviving the First Merger as a wholly owned subsidiary of NewCo, and (b) as promptly as practicable following the First Merger, OnKure, as the surviving corporation of the First Merger, will merge with and into Merger Sub II, with OnKure ceasing to exist and Merger Sub II surviving the Second Merger as a wholly owned subsidiary of NewCo. At the First Effective Time and upon filing an amendment to the Reneo Certificate of Incorporation to reclassify the Reneo Common Stock, each share of Reneo Common Stock existing and outstanding immediately prior thereto will be recapitalized and remain outstanding as a share of NewCo Class A Common Stock without any conversion or exchange thereof, subject to the Reverse Stock Split. The unaudited pro forma condensed combined financial information assume that, upon the First Effective Time, all shares of OnKure Capital Stock outstanding immediately prior to the effective time, after giving effect to the assumed Common Stock Exchange Ratio of 0.24482 and the assumed Preferred Stock Exchange Ratio of 1.50062, will be converted into the right to receive approximately 76,958,781 shares of NewCo Common Stock in the aggregate, which is subject to adjustment as set forth in the Merger Agreement.

On May 10, 2024, Reneo entered into the Subscription Agreement with the PIPE Investors. Pursuant to the Subscription Agreement, Reneo agreed to sell shares of NewCo Class A Common Stock for an aggregate purchase price of approximately $65.0 million, which amount may be increased to $85.0 million in accordance with the Merger Agreement, in the Reneo private placement. The closing of the Concurrent PIPE Investments is expected to occur concurrently with, and is conditioned upon, the Closing.

Immediately after the Mergers, on a pro forma basis and based upon the number of shares of NewCo Common Stock expected to be issued in the Mergers, pre-Mergers OnKure Stockholders are expected to own approximately 69.4% of NewCo and pre-Mergers Reneo Stockholders are expected to own approximately 30.6% of NewCo on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investments and excluding any shares reserved for future grants under the 2024 Plans). Following the completion of the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The Exchange Ratios, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed Reverse Stock Split and (ii) to the extent that Reneo’s net cash as of the close of business on the business day immediately preceding the Closing Date is less than $59.0 million or greater than $61.0 million (resulting in pre-Mergers Reneo Stockholders owning less or more of NewCo, respectively). The expected relative ownership percentages of pre-Mergers OnKure Stockholders and pre-Mergers Reneo Stockholders of NewCo are calculated using the treasury stock method, as described in the Merger Agreement.

Completion of the Transactions are subject to certain closing conditions, including, among other things, approval by Reneo Stockholders.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Rule 8-05 and Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the three-month period ended March 31, 2024 and for the year ended December 31, 2023, give effect to the Mergers and other events as if it they been completed on January 1, 2023 and combine the historical statements of operations and comprehensive loss of Reneo and OnKure as of such dates.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 gives effect to the Mergers and other events and combines the historical balance sheets of Reneo and OnKure as of such date. Based on OnKure’s preliminary review of OnKure’s and Reneo’s summary of significant accounting policies and preliminary discussions between management teams of OnKure and Reneo, the nature and amount of any adjustments to the historical financial statements of Reneo to conform its accounting policies to those of OnKure are not expected to be material. Upon completion of the Mergers, further review of Reneo’s accounting policies may result in additional revisions to Reneo’s accounting policies and classifications to conform to those of OnKure.

For purposes of these unaudited pro forma condensed combined financial information, the preliminary total estimated purchase price consists of the following (in thousands, except share and per share amounts):

Estimated number of shares of NewCo Class A Common Stock to be owned by Reneo Stockholders (1)	33,952,401
Multiplied by the fair value per share of Reneo Common Stock (2)	$1.66

Estimated fair value of Reneo Common Stock issued	$56,361
Fair value of assumed Reneo equity awards based on pre-combination service (3)	3,679
Estimated transaction costs (4)	(2,618)

Estimated purchase price	$57,422

(1)

Reflects the number of shares of NewCo Class A Common Stock that Reneo Stockholders are expected to own as of the effective time pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on the number of shares of Reneo Common Stock outstanding at May 31, 2024, and contemplation of equity instruments that are in-the-money and expected to be net exercised using the treasury stock method.

(2)	Reflects the price per share of Reneo Common Stock, which is the closing bid price of Reneo Common Stock as reported by Nasdaq on May 31, 2024.
(3)	Reflects the acquisition date fair value of the assumed Reneo’s equity awards attributable to pre-combination service.
(4)

The estimated transaction costs incurred by OnKure is based on estimates as of May 31, 2024. As indicated in ASC 805 regarding asset purchases, the accounting acquirer’s transaction costs incurred directly related to the asset purchase should be included in the consideration to acquire the assets.

The actual purchase price consideration transferred for the net assets of Reneo will vary based on, among other things, the net cash calculation prior to the Closing, the actual Exchange Ratios determined in accordance with the Merger Agreement, the price per share of Reneo Common Stock at the Closing and the number of shares of NewCo Class A Common Stock issued pursuant to the Concurrent PIPE Investments as described in this proxy statement/prospectus and that difference could be material. As such, the estimated purchase consideration reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the Mergers are completed. The actual purchase price will fluctuate until the First Effective Time.

For accounting purposes, OnKure is considered to be the acquiring company and the Mergers are expected to be accounted for as a reverse recapitalization of Reneo by OnKure because on the Closing Date, the pre-combination assets of Reneo are expected to be primarily cash, short-term investments, and other non-operating assets.

Under reverse recapitalization accounting, the assets and liabilities of Reneo will be recorded, as of the completion of the Mergers, at their fair value, which is expected to approximate the carrying value of the pre-combination assets. Any difference between the final fair value of the consideration transferred and the fair value of the net assets of Reneo following determination of the actual purchase price consideration for Reneo will be reflected as an adjustment to additional paid-in capital. As a result, any change in fair value of the consideration transferred is not expected to materially affect the unaudited pro forma condensed combined financial information. The subsequent financial statements of OnKure will reflect the combined operations of OnKure as the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the stockholders of the legal acquirer, Reneo, immediately prior to the effective time, and a recapitalization of the equity of the accounting acquirer, OnKure.

The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Reneo and OnKure and include adjustments to give pro forma effect to reflect the accounting for the Transactions and other events in accordance with GAAP. The historical financial statements of OnKure shall become the historical financial statements of NewCo.

OnKure and Reneo may incur significant costs associated with integrating the operations of OnKure and Reneo after the Mergers are completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Mergers.

The unaudited pro forma condensed combined financial information may differ from the final recapitalization accounting for a number of reasons, including the fact that the estimate of the fair value of Reneo’s net assets at Closing is preliminary and subject to change up to Closing. The differences that may occur between the preliminary estimate and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3.	Shares of NewCo Common Stock Issued to OnKure Stockholders upon Closing of the Mergers

At Closing, (i) each then-outstanding share of OnKure Common Stock will be converted into the right to receive a number of shares of NewCo Class A Common Stock equal to the Common Stock Exchange Ratio and (ii) each then-outstanding share of OnKure Preferred Stock will be converted into a number of shares of NewCo Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that a holder of OnKure Preferred Stock may choose to receive all or a portion of the Merger Consideration that they would otherwise receive in the form of NewCo Class A Common Stock in an equal number of shares of NewCo Class B Common Stock. For purposes of the unaudited pro forma condensed combined financial information, the assumed Common Stock Exchange Ratio of 0.24482 and Preferred Stock Exchange Ratio of 1.50062 were derived on a fully-diluted basis using the treasury stock method and assume (a) a valuation for Reneo of $75.0 million, which is subject to adjustment to the extent that Reneo’s net cash is greater than $61.0 million or less than $59.0 million, and (b) a valuation for OnKure of $170.0 million.

The estimated number of shares of NewCo Common Stock that Reneo expects to issue to OnKure Stockholders (ignoring rounding of fractional shares) assumes Reneo’s net cash at Closing is $60.0 million and is determined as follows:

Common Stock Shares
Shares of OnKure Common Stock outstanding	15,717,422
Common Stock Exchange Ratio	0.24482

Estimated shares of NewCo Class A Common Stock to be issued to holders of OnKure Common Stock upon Closing	3,847,939

Preferred Stock Shares
Shares of OnKure Preferred Stock outstanding	48,720,521
Preferred Stock Exchange Ratio	1.50062

Estimated shares of NewCo Common Stock to be issued to holders of OnKure Preferred Stock upon Closing	73,110,842

Total estimated shares of NewCo Common Stock to be issued to OnKure Stockholders upon Closing	76,958,781

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the column under the heading “Transaction Accounting Adjustments” reflect the application of the required accounting to the Mergers, applying the effects of the Mergers to OnKure’s and Reneo’s historical financial information. Further analysis will be performed after the completion of the Mergers to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Both OnKure and Reneo have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax assets, and management has not identified any changes to the income tax positions due to the Mergers that would result in an incremental tax expense or benefit. Accordingly, management assumed a statutory tax rate of 0% and no tax-related adjustments have been reflected for the pro forma adjustments.

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

Transaction Accounting Adjustments:

(a)

To reflect the planned sale and issuance of approximately 29,411,764 shares of NewCo Common Stock with a par value of $0.0001, at a per share price of $2.21 (subject to adjustment for the final Exchange Ratios and the Reverse Stock Split), by Reneo as a result of the Concurrent PIPE Investments for $65.0 million in gross proceeds, less an estimated $4.1 million in issuance costs. The completion of the Concurrent PIPE Investments is contingent upon the concurrent Closing of the Mergers.

(b)

To reflect the derecognition of Reneo’s operating lease in Irvine, California that is expected to be terminated early in December 2024. Reneo will pay an aggregate $1.0 million in rent through the end of the lease term. The operating lease right-of-use assets of $0.5 million, operating lease liabilities, current of $0.3 million and operating lease liabilities, non-current totaling of $0.6 million were derecognized, resulting in a $0.5 million in losses on termination of the lease. In addition, $0.1 million security deposit was reclassed from other non-current assets to cash upon termination of lease.

(c)	To reclassify $2.7 million from Prepaid Clinical Trials to Prepaid Expenses and Other Current Assets to conform to Reneo’s balance sheet presentation.

(d)	To write-off $0.2 million of Reneo’s prepaid expenses related to software subscriptions no longer in use.

(e)	To reflect the abandonment and/or disposal of tenant improvements, furniture and equipment totaling $0.1 million.

(f)

To reflect preliminary estimated transaction costs of $8.1 million, not yet reflected in the historical financial statements as of December 31, 2023, which are expected to be incurred by Reneo in connection with the Mergers, such as adviser fees, legal, and directors’ and officers’ liability insurance expenses, as an increase in other current liabilities and accumulated deficit in the unaudited pro forma combined balance sheet and as selling, general and administrative expense in the unaudited pro forma combined statements of operations and comprehensive loss. As of March 31, 2024, Reneo has paid approximately $0.3 million of the estimated transactions costs, which the adjustment is reflected in the unaudited pro forma condensed combined statements of operation for the three month period ended March 31, 2024.

(g)

To reflect preliminary estimated transaction costs of $1.4 million, not yet reflected in the historical financial statements, that are expected to be incurred by OnKure in connection with the Mergers, such as legal fees, accounting expenses and consulting fees, as an increase in accrued liabilities and a reduction to additional paid-in capital in the unaudited pro forma combined balance sheet. As the Mergers will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and short-term investments, of Reneo, these direct transaction costs are treated as a reduction of the net proceeds received within additional paid-in capital.

(h)

To reflect Reneo’s estimated compensation expense of $5.2 million related to severance, retention, and bonus payments that were negotiated pre-Mergers payable upon termination following a change in control, which had not yet been paid or fully accrued for as of March 31, 2024. As such, the $5.2 million is recorded as an assumed liability within the unaudited pro forma condensed combined balance sheet as of March 31, 2024 and offset to accumulated deficit. As it is considered a preacquisition expense, there is no related adjustment within the unaudited pro forma condensed combined statements of operations and comprehensive loss.

(i)	To reflect the additional paid in capital related to the exchange of 48,720,521 shares of OnKure Series C Preferred Stock into shares of NewCo Common Stock based on the Preferred Stock Exchange Ratio.

(j)	OnKure’s stock-based compensation expense related to accelerated vesting of options for certain executives.

(k)

The pro forma basic and diluted earnings per share have been adjusted to reflect the pro forma net losses for the three months ended March 31, 2024, and the year ended December 31, 2023. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of NewCo Common Stock for the respective periods. For the year ended December 31, 2023 and the three months ended March 31, 2024, pro forma weighted average shares outstanding has been calculated as follows:

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
OnKure weighted-average common shares outstanding—basic and diluted	13,308,014	12,043,375
Application of Common Stock Exchange Ratio to historical OnKure weighted-average shares outstanding	0.2448	0.2448

Adjusted OnKure weighted-average common shares outstanding	3,258,068	2,948,459

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
OnKure Preferred Stock outstanding	48,720,521	48,720,521
Application of Preferred Stock Exchange Ratio to historical OnKure weighted-average shares outstanding	1.5006	1.5006

Adjusted OnKure weighted-average preferred shares outstanding assuming conversion at January 1, 2023	73,110,842	73,110,842

Adjusted OnKure weighted-average common shares outstanding—basic and diluted	76,368,910	76,059,301

Issuance of shares of NewCo Class A Common Stock in the Concurrent PIPE Investments	29,411,764	29,411,764
Impact of Reneo Common Stock awards that accelerated vesting as of January 1, 2023	247,000	247,000
Historical Reneo weighted-average common shares outstanding—basic and diluted	33,420,808	30,676,455

Pro forma combined weighted average number of shares of common stock—basic and diluted	139,448,482	136,394,520

(l)	To reflect the elimination of Reneo’s historical net equity, which represent the net assets acquired in the Mergers (in thousands):

Amount
Pre-combination Reneo additional paid-in capital:
Pre-combination stock-based compensation for converted awards	(3,679)
Historical APIC	(308,151)

Total pre-combination APIC	(311,830)
Pre-combination Rneno accumulated deficit:
Reneo transaction costs	7,863
accumulated deficit	226,900

Total pre-combination accumulated deficit	234,763
Reneo Common Stock	(3)
Reneo accumulated other comprehensive loss (AOCL)	12

Total adjustment to historical equity (net assets of Reneo)	(77,058)

(m)	The total impact to equity for the above adjustments are reflected in the table below (in thousands, except share and per share amounts in thousands):

		Preferred Stock		Common Stock
		OnKure		Reneo
(in thousands, except share data)	Note	Shares	Amount	Shares	Amount	Additional Paid-in- Capital	Accumulated Deficit	AOCL	Stockholders’ equity
Conversion of OnKure Preferred Stock to NewCo Common Stock	3	(48,720,521)	(129,825)	73,110,842	7	129,818	—	—	129,825
Elimination of Reneo’s historical equity carrying value	4(l)	—	—	—	(3)	(311,830)	234,763	12	(77,058)
Adjustment to historical equity Reneo’s	4(l)	—	—	—	—	77,058	—	—	77,058
Planned Concurrent PIPE Investments, net of fees	4(a)	—	—	29,411,764	3	60,873	—	—	60,876
Reclassification of OnKure estimated transaction costs	4(g)	—	—	—	—	(1,375)	—	—	(1,375)
Reneo estimated transaction costs	4(f)	—	—	—	—	—	(7,863)	—	(7,863)
Onkure stock-based compensation expense related to accelerated vesting	4(j)	—	—	—	—	145	(145)	—	—
Restructuring costs	4(b)(d)(e)(h)	—	—	—	—	—	(6,058)	—	(6,058)

Total adjustment		(48,720,521)	(129,825)	102,522,606	7	(45,311	220,697	12	175,405

DESCRIPTION OF CAPITAL STOCK OF NEWCO

The following summary sets forth the material terms of NewCo’s capital stock following the completion of the Proposed Transactions. The following summary is not intended to be complete and is qualified by reference to the Amended Certificate of Incorporation, the form of which is attached as Annex B to this proxy statement/prospectus and the Amended Bylaws, the form of which is attached as Annex C to this proxy statement/prospectus. We urge you to read the Amended Certificate of Incorporation and Amended Bylaws in their entirety for a complete description of the capital stock of NewCo following the completion of the Proposed Transactions. Unless otherwise noted, the following information does not give effect to the Reverse Stock Split described elsewhere in this proxy statement/prospectus.

General

Upon completion of the Proposed Transactions, the total number of authorized shares of capital stock of NewCo will consist of (i)      shares of common stock, par value $0.0001 per share, of which      shares are designated Class A Common Stock and      shares are designated Class B Common Stock and (ii)      shares of preferred stock, par value $0.0001 per share.

NewCo Class A Common Stock

Voting Rights. Holders of shares of NewCo Class A Common Stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of NewCo Class A Common Stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Amended Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Amended Certificate of Incorporation or under the DGCL. The holders of NewCo Class A Common Stock will not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of NewCo Class A Common Stock will be entitled to receive dividends when, as and if declared by the NewCo Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon its liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of NewCo Class A Common Stock will be entitled to receive pro rata the remaining assets available for distribution.

All shares of NewCo Class A Common Stock that will be outstanding at the time of the completion of the Proposed Transactions will be fully paid and non-assessable. The NewCo Class A Common Stock will not be subject to further calls or assessments by NewCo. Holders of shares of NewCo Class A Common Stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the NewCo Class A Common Stock. The rights powers, preferences and privileges of NewCo Class A Common Stock will be subject to those of the holders of preferred stock or any other series or class of stock NewCo may authorize and issue in the future.

NewCo Class B Common Stock

Except as expressly set forth below with respect to voting rights and conversion rights only, the NewCo Class B Common Stock will have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to NewCo Class A Common Stock. If NewCo in any manner subdivides or combines the shares of NewCo Class A Common Stock, then the shares of NewCo Class B Common Stock will be subdivided or combined in the same proportion and manner, and if NewCo in any manner subdivides or combines the shares of NewCo Class B Common Stock, then the outstanding shares of NewCo Class A Common Stock will be subdivided or combined in the same proportion and manner.

Voting Rights. Holders of shares of NewCo Class B Common Stock shall have no voting rights and are not entitled to vote on any matter, including the election of directors, at any time.

Conversion Rights. Shares of NewCo Class B Common Stock shall be convertible into a corresponding number of fully paid and nonassessable shares of NewCo Class A Common Stock upon written notice by the holder thereof. Notwithstanding anything to the contrary in the Amended Certificate of Incorporation, no holder of NewCo Class B Common Stock shall be entitled to receive, and NewCo shall not deliver to any such holder, any NewCo Class A Common Stock upon conversion of the NewCo Class B Common Stock to the extent (but only to the extent) that, after such receipt, such converting holder and its Affiliates (together, the “Related Holders”) would beneficially own in the aggregate, directly or indirectly, shares of NewCo Class A Common Stock in excess of the Beneficial Ownership Limitation Percentage (as defined below) (this provision, the “Beneficial Ownership Limitation”). For the avoidance of doubt, in the event that the Related Holders beneficially own in the aggregate, directly or indirectly, shares of NewCo Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage without taking into account the conversion of NewCo Class B Common Stock, then none of the NewCo Class B Common Stock shall be convertible into shares of NewCo Class A Common Stock until such time as the Related Holders no longer beneficially own in the aggregate, directly or indirectly, shares of NewCo Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage. The “Beneficial Ownership Limitation Percentage” means initially 9.9% of the then-outstanding shares of NewCo Class A Common Stock. Any holder of NewCo Class B Common Stock may increase the Beneficial Ownership Limitation Percentage with respect to such holder upon 61 days’ prior written notice to NewCo (but, prior to the Restriction Lapse Date (as defined below), not above 9.9% of the then-outstanding shares of NewCo Class A Common Stock) and may decrease the Beneficial Ownership Limitation Percentage at any time upon providing written notice of such election to NewCo; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation Percentage with respect to such holder unless all holders managed by the same investment advisor as such electing holder make the same election. “Restriction Lapse Date” means the date that the original recipient of NewCo Class B Common Stock (the “Original Recipient”) issued NewCo Class B Common Stock as Merger Consideration pursuant to the Merger Agreement, and the Original Recipient’s Affiliates cease to hold any shares of NewCo Class B Common Stock.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the Proposed Transactions. The Amended Certificate of Incorporation will authorize the NewCo Board to establish one or more series of preferred stock. The NewCo Board will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the NewCo Board.

NewCo has no current plans to pay dividends on its NewCo Class A Common Stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the NewCo Board and will depend on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the NewCo Board may deem relevant.

Annual Stockholder Meetings

The Amended Bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as may be designated by the NewCo Board. To the extent permitted under applicable law, NewCo may conduct meetings by remote communication as provided by the DGCL.

Anti-Takeover Effects of the NewCo Certificate of Incorporation, Amended Bylaws and Certain Provisions of Delaware Law

The Amended Certificate of Incorporation, the Amended Bylaws and certain provisions of the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the NewCo Board. These provisions are intended to avoid costly takeover battles, reduce NewCo’s vulnerability to a hostile or abusive change of control and enhance the ability of the NewCo Board to maximize stockholder value in connection with any unsolicited offer to acquire NewCo. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of NewCo by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

Delaware Law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as NewCo Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of NewCo’s capital stock or then outstanding number of shares of NewCo Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The NewCo Board will be authorized to generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of NewCo or the removal of its management. Moreover, NewCo’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved NewCo Class A Common Stock or preferred stock may be to enable the NewCo Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of NewCo by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of its management and possibly deprive its stockholders of opportunities to sell their shares of NewCo Class A Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

The Amended Certificate of Incorporation and Amended Bylaws will provide that, subject to any rights of any series of preferred stock that may be designated, any vacancies on the NewCo Board, and any newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any director so chosen will hold office until the earlier expiration of the term of office of the director whom he or she has replaced or his or her successor shall be duly elected and qualified or until such director’s earlier death, disqualification, resignation or removal. No decrease in the number of directors shall shorten the term of any director then in office.

Removal of Directors

Under the Amended Bylaws, subject to the right of any series of preferred stock, any or all members of the NewCo Board may be only removed for cause by at least a 66 2/3% vote of the shares then entitled to vote generally in the election of directors, voting together as a single class.

No Cumulative Voting

Under Delaware Law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Amended Certificate of Incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of NewCo Class A Common Stock entitled to vote generally in the election of directors will be able to elect all directors.

Special Stockholder Meetings

The Amended Certificate of Incorporation and the Amended Bylaws will provide that special meetings of stockholders may be called only by the chair of the NewCo Board, the chief executive officer of NewCo or at the direction of the NewCo Board pursuant to a written resolution adopted by a majority of the total number of directors that NewCo would have if there were no vacancies. Any business transacted at a special meeting of stockholders will be limited to matters set forth in the notice of the special meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of NewCo.

Director Nominations and Stockholder Proposals

The Amended Bylaws will establish advance notice procedures with respect to stockholder nominations for the election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide NewCo with certain information. Generally, to be timely, a stockholder’s notice must be received at NewCo’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Amended Bylaws will also specify requirements as to the form and content of a stockholder’s notice. The Amended Bylaws will allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of NewCo.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. The Amended Certificate of Incorporation will preclude stockholder action by written consent.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of NewCo or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the NewCo Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the NewCo Board. These provisions are designed to reduce NewCo’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for NewCo shares and, as a consequence, they also may inhibit fluctuations in the market price of NewCo shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Amendments to Governing Documents

Pursuant to the Amended Certificate of Incorporation and Amended Bylaws, the NewCo Board will be expressly empowered to adopt, amend or repeal the Amended Bylaws. Any adoption, amendment or repeal of the Amended Bylaws by the NewCo Board shall require the approval of a majority of the authorized number of directors. The NewCo stockholders will also have power to adopt, amend or repeal the Amended Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of NewCo required by law, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of NewCo entitled to vote generally in the election of directors, voting together as a single class.

DGCL Section 203

NewCo will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of directly or indirectly increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation beneficially owned by the interested stockholder; or

•	the direct or indirect receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, including the circumstances where the NewCo Common Stock is, at the effective date of a merger or consolidation, either listed on a national securities exchange or held of record by more than 2,000 holders, NewCo’s stockholders will have appraisal rights in connection with a merger or consolidation of NewCo. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any NewCo stockholders may bring an action in NewCo’s name to procure a judgment in NewCo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of NewCo shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Amended Certificate of Incorporation will provide that unless NewCo consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of NewCo, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of NewCo to NewCo or NewCo stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Amended Certificate of Incorporation or Amended Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine. This provision does not apply to any actions arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of NewCo shall be deemed to have notice of and consented to the forum provisions in the Amended Certificate of Incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over actions brought under the Securities Act or the rules and regulations promulgated thereunder and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Amended Certificate of Incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer. The effect of these provisions is to eliminate the rights of NewCo and its stockholders, through stockholders’ derivative suits on NewCo’s behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any breaches of a director’s or officer’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which such director or officer derived an improper personal benefit.

The Amended Certificate of Incorporation and the Amended Bylaws will generally provide that NewCo must defend, indemnify and advance expenses to NewCo directors and officers to the fullest extent permitted or required by the DGCL. NewCo will also be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. NewCo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Amended Certificate of Incorporation and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit NewCo and its stockholders.

Transfer Agent and Registrar

Upon completion of the Proposed Transactions, the transfer agent and registrar for NewCo Class A Common Stock will be Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Following the Proposed Transactions, NewCo Class A Common Stock is expected to be listed on the Nasdaq Global Market under the symbol “OKUR.”

SECURITIES ACT RESTRICTIONS ON RESALE OF NEWCO COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted NewCo Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of NewCo at the time of, or at any time during the three months preceding, a sale and (ii) NewCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as NewCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted NewCo Common Stock for at least six months but who are affiliates of NewCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of NewCo Common Stock then outstanding; or

•	the average weekly reported trading volume of the NewCo Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of NewCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about NewCo.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Reneo is incorporated under the laws of the State of Delaware, and the rights of Reneo Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Reneo Certificate of Incorporation and the Reneo Bylaws.

OnKure is incorporated under the laws of the State of Delaware, and the rights of OnKure are governed by the laws of the State of Delaware, including the DGCL, the OnKure Certificate of Incorporation and the OnKure Bylaws.

If the Mergers are completed, OnKure Stockholders who receive NewCo Common Stock will become stockholders of NewCo, and their rights will be governed by the DGCL, the Amended Certificate of Incorporation and the Amended Bylaws.

The table below summarizes the material differences between the current rights of Reneo Stockholders under the Reneo Certificate of Incorporation and the Reneo Bylaws, the rights of OnKure Stockholders under the OnKure Certificate of Incorporation and the OnKure Bylaws, and the rights of holders of the NewCo Common Stock under the DGCL, the Amended Certificate of Incorporation and the Amended Bylaws.

While Reneo and OnKure believe that the summary table below covers the material differences between the rights of their respective stockholders prior to the Proposed Transactions and the rights of stockholders of NewCo following the Proposed Transactions, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Reneo Stockholders or OnKure Stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Reneo and OnKure that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Reneo or OnKure before the Proposed Transactions and being a stockholder of NewCo after the Proposed Transactions. Reneo has filed copies of the Reneo Certificate of Incorporation and Reneo Bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. OnKure will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Name

Reneo Pharmaceuticals, Inc.	OnKure, Inc.	OnKure Therapeutics, Inc.

Authorized Equity
The Reneo Certificate of Incorporation authorizes the issuance of up to 210,000,000 shares of stock, consisting of 200,000,000 shares of common stock, and 10,000,000 shares of preferred stock, each having a par value of $0.0001.	OnKure is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that OnKure is authorized to issue is 87,589,983 shares of OnKure Common Stock, $0.0001 par value per share and 51,141,064 shares of OnKure Preferred Stock, $0.0001 par value per share. 78,000,000	NewCo is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which NewCo is authorized to issue is shares. shares will be Common Stock, each having a par value of $0.0001, of which shares of Common Stock are designated as NewCo

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)
	shares of the authorized OnKure Common Stock are designated as OnKure Class A Common Stock and 9,589,983 shares of the authorized OnKure Common Stock are designated as OnKure Class B Common Stock. All 51,141,064 shares of the authorized OnKure Preferred Stock are designated OnKure Series C Preferred Stock.	Class A Common Stock and shares of Common Stock are designated as NewCo Class B Common Stock. shares shall be preferred stock, each having a par value of $0.0001.

Number and Qualification of Directors

The Reneo Certificate of Incorporation and Reneo Bylaws, subject to the rights of the holders of any series of Reneo preferred stock, provide that the Reneo Board shall be set by resolution of the Reneo Board.

The Reneo Certificate of Incorporation and the Reneo Bylaws provide for the division of the Reneo Board into three staggered classes, each consisting of as close to one-third of the entire Reneo Board as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected, provided, however, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, resignation or removal.

The number of directors of OnKure is determined by resolution of the stockholders or the OnKure Board, but in no event shall the number be less than one nor more than nine. The OnKure Board currently consists of four members. Directors of OnKure need not be OnKure Stockholders. At any time when shares of OnKure Preferred Stock are outstanding, the affirmative vote of the holders of a majority of the outstanding shares of OnKure Series C Preferred Stock (voting together as a single class and on an as-converted basis) (the “Requisite Holders”), voting separately as a class, is required to increase or decrease the authorized number of directors constituting the OnKure Board or change the number of votes entitled to be case by any director or directors on any matter. The selection and election of directors is subject to a voting agreement with certain holders of OnKure Capital Stock; provided that the OnKure Certificate of Incorporation provides that the OnKure Series C Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors and the holders of the OnKure Class A Common Stock, exclusively and as a separate class, shall be entitled to elect one director.

The Amended Certificate of Incorporation and Bylaws, subject to the rights of the holders of any series of NewCo preferred stock, provide that the NewCo Board shall be set by resolution of the NewCo Board.

The Amended Certificate of Incorporation and Amended Bylaws provide for the division of the NewCo Board into three staggered classes. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected, provided, however, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, resignation or removal.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Removal of Directors
Under the Reneo Bylaws, subject to the right of any series of preferred stock, any or all members of the Reneo Board may be removed for cause by at least a 66 2/3% vote of the shares then entitled to vote generally in the election of directors, voting together as a single class.	Any one or more directors may be removed, with or without cause, by the holders of a majority of the shares of stock then entitled to vote at an election of directors; provided, however, that the directors elected by the holders of a particular class or series of stock may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors.	Under the Amended Bylaws, subject to the right of any series of preferred stock, any or all members of the NewCo Board may be removed for cause by at least a 66 2/3% vote of the shares then entitled to vote generally in the election of directors, voting together as a single class.

Director Action by Written Consent
The Reneo Bylaws provide that any action required or permitted to be taken at any meeting of the Reneo Board or any committee thereof, may be taken without a meeting, if a written consent to such action is signed by all members of the Reneo Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Reneo Board or committee, as applicable.	The OnKure Bylaws provide that any action required or permitted to be taken at any meeting of the OnKure Board or any committee thereof, may be taken without a meeting, if a written consent to such action is signed by all members of the OnKure Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the OnKure Board or committee, as applicable.	The Amended Bylaws provide that any action required or permitted to be taken at any meeting of the NewCo Board or any committee thereof, may be taken without a meeting, if a written consent to such action is signed by all members of the NewCo Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the NewCo Board or committee, as applicable.

Special Meetings of the Board of Directors
The Reneo Bylaws provide that special meetings of the Reneo Board may be called by the Chief Executive Officer of Reneo, the Chairman of the Reneo Board or at the request of majority of the authorized number of directors. Notice of the time and place of all special meetings of the Reneo Board shall be given to each director at least 24 hours before the date and time of the meeting.	The OnKure Bylaws provide that special meetings of the OnKure Board may be called by Chairperson or President on one day’s notice to each director.	The Amended Bylaws provide that special meetings of the NewCo Board may be called by the Chairman of the NewCo Board, NewCo’s Chief Executive Officer, or at the request of majority of the authorized number of directors. Notice of the time and place of all special meetings of the NewCo Board shall be given to each director at least 24 hours before the date and time of the meeting.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Cumulative Voting
The Reneo Bylaws provide that directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, or represented by proxy at the meeting and entitled to vote generally on the election of directors.	The OnKure Certificate of Incorporation and OnKure Bylaws do not provide for cumulative voting.	The Amended Bylaws provide that directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, or represented by proxy at the meeting and entitled to vote generally on the election of directors.

Vacancies on the Board of Directors
The Reneo Certificate of Incorporation and the Reneo Bylaws provide that any vacancy occurring on the Reneo Board shall, unless the Reneo Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Reneo Board, or by a sole remaining director, and not by the stockholders. A director elected to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.	The OnKure Certificate of Incorporation provides that any vacancy in any directorship filled by the holders of any class or series shall only be filled by the vote or written consent of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series. The OnKure Bylaws provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by the affirmative vote of a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the OnKure Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by the affirmative vote of a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until the next election of	Subject to the rights of the holders of any series of preferred stock, any vacancies on the NewCo Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the NewCo Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the NewCo Board, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred or until such director’s successor shall have been elected and qualified or such director’s earlier death, removal or resignation.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)
directors of the class to which such director was appointed, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. In the event that one or more directors resign from the OnKure Board, effective at a future date, a majority of the director then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office until the next election of directors, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal.

Voting and Non-Voting Stock
Under the Reneo Bylaws, each stockholder shall, at every meeting of the stockholders, be entitled to one vote for each share of Reneo Common Stock held by such stockholder.	The holders of OnKure Class A Common Stock are entitled to one vote for each share of OnKure Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of OnKure Class A Common Stock, as such, shall not be entitled to vote on any amendment to the OnKure Certificate of Incorporation that relates solely to the terms of one or more outstanding series of OnKure Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL. Except as otherwise required by law, holders of OnKure Class B Common Stock	Each share of NewCo Class A Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one vote on any matter submitted to a vote at a meeting of stockholders. Except as (and only to the extent) otherwise required by applicable law, the holders of the NewCo Class B Common Stock shall have no voting rights, and NewCo Class B Common Stock shall not entitle the holder thereof to vote on any matter, including the election of directors, at any time.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)
shall not be entitled to vote on any matter on which the holders of OnKure Class A Common Stock or Preferred Stock shall be entitled to vote, and shares of OnKure Class B Common Stock shall not be included in determining the number of shares of OnKure Common Stock voting or entitled to vote on any such matters.

Quorum at Stockholder Meetings
The Reneo Bylaws provide that the presence of the holders of a majority of the then issued and outstanding shares of stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.	The OnKure Bylaws provide that the presence of the holders of a majority of the then outstanding shares of stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.	The Amended Bylaws provide that the presence of the holders of a majority of the then outstanding shares of stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

Vote Required
The Reneo Bylaws provides that any item (other than the election of directors) to be acted upon at an annual or special meeting of stockholders requires the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter.	When a quorum is present at any meeting of stockholders, all matters shall be determined by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote with respect to the matter, unless the proposed action is one upon which, by express provision of statutes or the OnKure Certificate of Incorporation, a different vote is specified and required.	Subject to the rights of holders of any preferred stock of NewCo, no action shall be taken by the stockholders by written consent or electronic transmission.

Stockholder Action by Written Consent
The Reneo Certificate of Incorporation and the Reneo Bylaws provide that stockholders may not take any action by written consent in lieu of a meeting.	Any action required or permitted to be taken at a stockholders’ meeting may be taken by written consent without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having the voting power equal to not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.	Subject to the rights of holders of any preferred stock of NewCo, the Amended Bylaws provide that no action shall be taken by the stockholders by written consent or electronic transmission.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Notice of Stockholder Meeting
Under the Reneo Bylaws, notice of each stockholder meeting must specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Notice shall be given not less than ten days nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.	Written notice of any meeting of stockholders will be given not less than ten days nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting and the means of remote communication, if any, by which the stockholders and proxy holders may be deemed to be present in person and vote at the meeting. The notice shall state the purpose or purposes for which the meeting is called.	Under the Amended Bylaws, except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the applicable record date, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting.

Special Stockholder Meetings
The Reneo Certificate of Incorporation and the Reneo Bylaws provide that a special meeting of stockholders may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Reneo Board, (ii) the Chief Executive Officer of Reneo, or (iii) the Reneo Board pursuant to a resolution adopted by a majority of the total number of authorized directors.	Special meetings of stockholders may be called at any time by the OnKure Board or the Chairperson or the President. Business transacted at special meetings of OnKure Stockholders is limited to matters relating to the purpose or purposes stated in the notice of the meeting.	The Amended Certificate of Incorporation and Amended Bylaws provide that a special meeting of stockholders may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the NewCo Board, (ii) the Chief Executive Officer of NewCo, or (iii) the NewCo Board pursuant to a resolution adopted by a majority of the total number of authorized directors.

Stockholder Nominations and Proposals
The Reneo Bylaws provide that nominations of any person for election to the Reneo Board or the proposal of other business to be transacted at an annual meeting may be made (i) pursuant to Reneo’s notice of meeting, (ii) by the Reneo Board, or (iii) by any Reneo Stockholder who is entitled to vote at the meeting and who timely complies with the notice procedures set forth below.	The OnKure Bylaws provide that candidates to the OnKure Board may be nominated by any OnKure Stockholder, provided that such nomination is submitted in writing to OnKure’s secretary no later than 90 days prior to the meeting of stockholders at which such directors are to be elected, together with the identity of the nominator and the number of shares of OnKure Capital Stock owned, directly or indirectly, by the nominator.	The Amended Bylaws provide that nominations of any person for election to the NewCo Board or the proposal of other business to be transacted at an annual meeting may be made (i) pursuant to NewCo’s notice of meeting, (ii) by the NewCo Board, or (iii) by any stockholder of NewCo who is entitled to vote at the meeting and who timely complies with the notice procedures set forth below.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

The Reneo Bylaws further provide that a stockholder’s notice must be received in writing by Reneo’s secretary at Reneo’s principal executive offices not less 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The Amended Bylaws further provide that a stockholder’s notice must be received in writing by NewCo’s secretary at NewCo’s principal executive offices not less 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation.

Forum Selection
The Reneo Certificate of Incorporation provides that unless Reneo consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Reneo, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of Reneo to Reneo or Reneo Stockholders, (iii) any action asserting a claim against Reneo or its current or former directors, officers or employees arising pursuant to any provision of the DGCL, the Reneo	Neither the OnKure Certificate of Incorporation or OnKure Bylaws contain a forum selection clause.	The Amended Certificate of Incorporation and the Amended Bylaws provide that unless NewCo consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of NewCo, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of NewCo to NewCo or NewCo stockholders, (iii) any action asserting a claim against NewCo, its directors, officers or employees arising pursuant to any

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)
Certificate of Incorporation or the Reneo Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Reneo Certificate of Incorporation or the Reneo Bylaws, (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery in the State of Delaware, or (vi) any claim or cause of action asserting a claim against Reneo, any current or former directors, officers or employees governed by the internal affairs doctrine or otherwise related to Reneo’s corporate affairs.

provision of the DGCL or the Amended Certificate of Incorporation or Amended Bylaws or (iv) any action asserting a claim against NewCo, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Unless NewCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint.

Registration Rights
Under the Investors’ Rights Agreement, certain investors have certain registration rights, including the right to demand that Reneo file a registration statement, or request that their shares be covered by a registration statement that Reneo is otherwise filing.	Certain holders of OnKure Preferred Stock that are party to the OnKure IRA have certain registration rights, including the right to demand that OnKure file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that OnKure is otherwise filing, so-called “piggyback” registration rights.	In connection with the closing of the Concurrent PIPE Investments pursuant to the Subscription Agreement, the PIPE Investors will become party to the Registration Rights Agreement that will obligate NewCo to file a registration statement covering the shares of NewCo Class A Common Stock issued in the Concurrent PIPE Investments and certain other shares held by the PIPE Investors.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Dividends, Distributions and Stock Repurchases
The Reneo Bylaws provide that except as otherwise provided by law or the Reneo Certificate of Incorporation, the Reneo Board may from time to time declare and pay dividends upon the shares of Reneo’s capital stock, which dividends may be paid in either cash, in property or in shares of stock of Reneo.	The OnKure’s Certificate of Incorporation provides that OnKure shall not declare, pay or set aside any dividends on any other class or series of capital stock of OnKure unless the holders of OnKure Series C Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of OnKure Series C Preferred Stock at least equal to (i) in the case of a dividend on OnKure Common Stock or any class or series that is convertible into OnKure Common Stock, that dividend per share of OnKure Series C Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into OnKure Common Stock and (B) the number of shares of OnKure Common Stock issuable upon conversion of a share of OnKure Series C Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, or (ii) in the case of a dividend on any class or series that is not convertible into OnKure Common Stock, at a rate per share of OnKure Series C Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the OnKure Series C Original Issue Price (as defined therein).	The Amended Bylaws provide that except as otherwise provided by law or the Amended Certificate of Incorporation, the NewCo Board may from time to time declare and pay dividends upon the shares of NewCo’s capital stock, which dividends may be paid in either cash, in property or in shares of NewCo’s capital stock.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Liquidation
The Reneo Certificate of Incorporation and the Reneo Bylaws do not provide for required actions upon liquidation of the company.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of OnKure, or in the case of any Deemed Liquidation Event (as defined in the OnKure Certificate of Incorporation), the holders of shares of OnKure Series C Preferred Stock then outstanding are entitled to be paid, before any payment is made to the holders of common stock, an amount per share equal to the greater of (x) one and a half (1.5X) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon and (y) such amount per share as would have been payable had all shares of OnKure Series C Preferred Stock been converted into OnKure Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

After the payment of all preferential payments required to be paid to the holders of shares of OnKure Series C Preferred Stock, the remaining assets of OnKure available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of OnKure Series C Preferred Stock shall be distributed among the holders of the shares of OnKure Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to OnKure Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

The Amended Certificate of Incorporation and Amended Bylaws do not provide for required actions upon liquidation of the company.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Amendment to Governing Documents

Reneo may amend the Reneo Certificate of Incorporation, provided that, Articles V, VI, VII and VIII may not be amended or repealed in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying the foregoing articles, without the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of Reneo generally entitled to vote in the election of directors, voting together as a single class.

The Reneo Board or not less than 66 2/3% of the holders of then-outstanding Reneo shares entitled to vote thereon at any annual or special meeting of stockholders, may alter, amend, or repeal the Reneo Bylaws, or create new bylaws.

	The OnKure Certificate of Incorporation may be amended by the affirmative vote of the majority of the voting power of the outstanding shares entitled to vote thereon in accordance with Section 242 of the DGCL; provided that at any time when shares of OnKure Series C Preferred Stock are outstanding, the affirmative vote of Requisite Holders, voting separately as a class, is required to amend, alter or repeal any provision of the OnKure Certificate of Incorporation or OnKure Bylaws.	Pursuant to the Amended Certificate of Incorporation and Amended Bylaws, the NewCo Board is expressly empowered to adopt, amend or repeal the Amended Bylaws. Any adoption, amendment or repeal of the Bylaws by the NewCo Board shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of NewCo required by law, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of NewCo entitled to vote generally in the election of directors, voting together as a single class.

Indemnification; Limitation of Liability
The Reneo Certificate of Incorporation provides that Reneo shall indemnify its directors for monetary damages for as a director to the fullest extent of Delaware Law. The Reneo Bylaws further provides that Reneo shall indemnify its directors and officers, provided, that Reneo will not indemnify its directors and officers with respect to a proceeding (or part thereof) initiated by such director or officer, unless the Reneo Board approved such proceeding, such indemnification is expressly required to be made by law, such indemnification is provided by the corporation, in its sole discretion or such indemnification is required under the Reneo Bylaws.	To the fullest extent permitted by the DGCL, OnKure is obligated under certain circumstances to provide indemnification of directors and officers of OnKure and is authorized to provide indemnification of other employees or agents of OnKure (and any other persons to which the DGCL permits OnKure to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the DGCL. OnKure is further authorized to provide advancement of expenses, to the fullest extent permitted by the	The Amended Certificate of Incorporation provides that NewCo shall indemnify its directors for monetary damages for as a director to the fullest extent of Delaware law. The Amended Bylaws further provide that NewCo shall indemnify its directors and officers, provided, that NewCo will not indemnify its directors and officers with respect to a proceeding (or part thereof) initiated by such director or officer, unless the NewCo Board approved such proceeding, such indemnification is expressly required to be made by law, such indemnification is provided by the corporation, in its sole discretion or such indemnification is required under the Amended Bylaws.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)
DGCL, to such directors, officers, agents and other persons.

Preemptive Rights
The Reneo Certificate of Incorporation and the Reneo Bylaws do not provide that Reneo Stockholders have preemptive rights.	Pursuant to the OnKure IRA, if OnKure proposes to offer or sell new securities, OnKure shall first offer such securities to certain holders of capital stock of OnKure, or the Major Investors (as defined in the OnKure IRA). Each of the Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Major Investor prior to such offering.	The Amended Certificate of Incorporation and Amended Bylaws do not provide that NewCo stockholders have preemptive rights.

Conversion of Shares
The Reneo Certificate of Incorporation and the Reneo Bylaws do not provide for conversion of Reneo’s stock.	The OnKure Certificate of Incorporation provides that (i) holders of shares of OnKure Class B Common Stock have the right to convert each share of OnKure Class B Common Stock into one share of OnKure Class A Common Stock at the holders’ election in accordance with the terms of the OnKure Certificate of Incorporation and (ii) holders of shares of OnKure Preferred Stock have the right to convert such shares into shares of OnKure Class A Common Stock at the holders’ election and at a conversion rate determined in accordance with the terms of the OnKure Certificate of Incorporation. In addition, upon the happening of certain events as described in the OnKure Certificate of Incorporation, all outstanding shares of OnKure Series C Preferred Stock will automatically convert into shares of OnKure Class A Common Stock at the conversion rates determined in accordance with the OnKure Certificate of Incorporation.	Shares of NewCo Class B Common Stock shall be convertible into a corresponding number of fully paid and nonassessable shares of NewCo Class A Common Stock upon written notice by the holder thereof to NewCo.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Beneficial Ownership Limitation
The Reneo Certificate of Incorporation and the Reneo Bylaws do not provide for any beneficial ownership limitations.	The OnKure Certificate of Incorporation provides that upon conversion of the OnKure Series C Preferred Stock, if any electing investor would beneficially own in excess of a pre-defined threshold of voting securities, that OnKure shall deliver OnKure Class B Common Stock in lieu of the OnKure Class A Common Stock that OnKure would otherwise have delivered to the electing investor.	The Amended Certificate of Incorporation provides that no holder of NewCo Class B Common Stock shall be entitled to receive, and NewCo shall not deliver to any such holder, any NewCo Class A Common Stock upon conversion of the NewCo Class B Common Stock to the extent (but only to the extent) that, after such receipt, such converting holder and its affiliates (together, the “Related Holders”) would beneficially own in the aggregate, directly or indirectly, shares of NewCo Class A Common Stock in excess of the Beneficial Ownership Limitation Percentage (as defined below) (this provision, the “Beneficial Ownership Limitation”). The “Beneficial Ownership Limitation Percentage” means initially 9.9% of the then-outstanding shares of NewCo Class A Common Stock. Any holder of NewCo Class B Common Stock may increase the Beneficial Ownership Limitation Percentage with respect to such holder upon 61 days’ prior written notice to the Company (but, prior to the Restriction Lapse Date (as defined in the Amended Certificate of Incorporation), not above 9.9% of the then-outstanding shares of NewCo Class A Common Stock) and may decrease the Beneficial Ownership Limitation Percentage at any time upon providing written notice of such election to NewCo; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation Percentage with respect to such holder unless all holders managed by the same investment advisor as such electing holder make the same election.

Pre-Mergers Reneo Pharmaceuticals, Inc. (Common Stock)	Pre-Mergers OnKure, Inc. (Common and Preferred Stock)	NewCo (Post-Mergers) (Class A Common Stock and Class B Common Stock)

Rights of First Refusal; Co-Sale Rights
The Reneo Certificate of Incorporation and the Reneo Bylaws do not provide for any rights of first refusal or co-sale rights in connection with and sale of Reneo capital stock.

Pursuant to an amended and restated right of first refusal and co-sale agreement dated March 24, 2023 (the “OnKure ROFR”), certain OnKure Stockholders party to the OnKure ROFR, the Key Holders (as defined in the OnKure ROFR), wishing to transfer any shares of OnKure Capital Stock must first provide OnKure with the right to purchase such shares. In such an event, if OnKure does not elect to exercise its right of first refusal, certain OnKure stockholders detailed in the OnKure ROFR, or the Investors (as defined in the OnKure ROFR), have a secondary right of first refusal to purchase all or any portion of the shares of OnKure Capital Stock which are proposed for sale or transfer by the Key Holders.

Pursuant to the OnKure ROFR, each Investor has a right of co-sale with respect to the OnKure Capital Stock proposed to be transferred by any Key Holder which is not earlier purchased by OnKure by exercise of its right of first refusal (as described above) or by any Investor by exercise of their secondary right of first refusal (as described above).

The Amended Certificate of Incorporation and Amended Bylaws do not provide for any rights of first refusal or co-sale rights in connection with and sale of NewCo capital stock.

PRINCIPAL STOCKHOLDERS OF RENEO

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split described in Proposal No. 4 of this proxy statement/prospectus.

The following table sets forth information regarding beneficial ownership of Reneo Common Stock as of May 31, 2024:

•	each person, or group of affiliated persons, known to beneficially own more than 5% of Reneo Common Stock;

•	each of the Reneo directors;

•	each of the Reneo named executive officers; and

•	all of Reneo’s current executive officers and directors as a group.

Reneo has determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. In computing the number of shares of Reneo Common Stock beneficially owned by a Reneo Stockholder and the percentage ownership of such stockholder, all shares of Reneo Common Stock subject to options or other rights held by such stockholder that are currently exercisable or exercisable as of July 30, 2024, which is 60 days after May 31, 2024, are deemed to be outstanding. These shares are deemed to be outstanding and beneficially owned by the Reneo Stockholder holding such options or other rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other Reneo Stockholder. Except as indicated by the footnotes below and subject to community property laws where applicable, based on information furnished to Reneo, the Reneo Stockholders named in the table below have sole voting and sole investment power with respect to all shares of Reneo Common Stock that they beneficially own, subject to applicable community property laws. This table is based upon information supplied by Reneo’s officers and directors and Schedules 13D and 13G filed with the SEC.

Applicable percentage ownership is based on 33,420,808 shares of Reneo Common Stock outstanding as of May 31, 2024.

Unless otherwise indicated, the address for each Reneo Stockholder listed in the table below is c/o Reneo Pharmaceuticals, Inc., 18575 Jamboree Rd., Suite 275-S, Irvine, California 92612.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Greater Than 5% Holders:
Entities affiliated with New Enterprise Associates (1)	4,785,494	14.3%
BML Investment Partners, L.P. (2)	3,692,963	11.0%
Tang Capital Partners, LP (3)	3,330,000	10.0%
Abingworth Bioventures 8 LP (4)	2,730,457	8.2%
Entities affiliated with RiverVest Venture Fund III, L.P. (5)	2,534,220	7.5%
Octagon Capital Advisors LP (6)	2,250,000	6.7%
Lundbeckfond Invest A/S (7)	2,031,224	6.1%
Named Executive Officers and Directors:
Gregory J. Flesher (8)	1,317,513	3.8%
Alejandro Dorenbaum, M.D. (9)	268,173	*
Ashley F. Hall, J.D. (10)	168,600	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Roshawn A. Blunt (11)	37,176	*
Eric Dube, Ph.D. (12)	79,694	*
Michael Grey (13)	878,218	2.6%
Paul W. Hoelscher (14)	53,042
Edward T. Mathers (15)	49,000	*
Bali Muralidhar, M.D., Ph.D. (16)	49,000	*
Niall O’Donnell, Ph.D. (17)	2,354,684	7.0%
Stacey D. Seltzer (18)	49,000	*
All executive officers and directors as a group (12 persons) (19)	5,675,927	15.7%

* Represents beneficial ownership of less than 1%.

(1)

As described in that certain Schedule 13D/A filed with the SEC on May 8, 2024, reporting information as of May 7, 2024. Consists of 4,785,494 shares of Reneo Common Stock held by New Enterprise Associates 15, L.P. (NEA 15). The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P. (NEA Partners 15), the sole general partner of NEA 15, NEA 15 GP, LLC (NEA 15 LLC), the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the managers, of NEA 15 LLC are Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell and Peter Sonsini. The managers share voting and dispositive power with regard to the shares held by NEA 15. Edward T. Mathers, a member of the Reneo Board, is employed as a General Partner at New Enterprise Associates, Inc., has no voting or investment power over the shares owned of record by NEA 15, and disclaims beneficial ownership of the shares held by NEA 15. All indirect owners of the above referenced shares, disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest in such shares. The address of New Enterprise Associates 15, L.P. and its affiliated entity is c/o New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(2)

As described in that certain Schedule 13G filed with the SEC on May 21, 2024, reporting information as of May 4, 2024. Consists of (i) 2,672,194 shares of Reneo Common Stock held by BML Investment Partners, L.P., which shares voting and dispositive power with Branden M Leonard and (ii) 1,020,769 shares of common with sole voting and dispositive power held Mr. Leonard. The address of BML Investment Partners, L.P. is 65 E. Cedar – Suite 2 Zionsville, IN 46077.

(3)

As described in that certain Schedule 13D filed with the SEC on December 26, 2023, reporting information as of November 14, 2023. Consists of 3,330,000 shares of Reneo Common Stock held by Tang Capital Partners, LP. Tang Capital Management, LLC and Kevin Tang share voting and dispositive power over such shares. The address of Tang Capital Partners, LP, Tang Capital Management, LLC and Kevin Tang is 4747 Executive Drive, Suite 210, San Diego, CA 92121.

(4)

As described in that certain Schedule 13D/A filed with the SEC on May 9, 2023, reporting information as of May 2, 2023. Consists of (i) 2,730,457 shares of Reneo Common Stock held by Abingworth Bioventures 8 LP (ABV 8) and (ii) 49,000 shares of Reneo Common Stock held by Dr. Muralidhar that are exercisable within 60 days of May 31, 2024. The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. ABV 8 has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by ABV 8. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by ABV 8, but each disclaims beneficial ownership of such securities. The address of ABV 8 is 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

(5)

As described in that certain Schedule 13D filed with the SEC on May 30, 2023, reporting information as of May 8, 2023. Consists of (i) 328,094 shares of Reneo Common Stock held by RiverVest Venture Fund III, L.P., (ii) 17,413 shares of Reneo Common Stock held by RiverVest Venture Fund III (Ohio), L.P. and (iii) 2,188,713 shares of Reneo Common Stock held by RiverVest Venture Fund IV, L.P. The shares held directly by RiverVest Venture Fund III, L.P. are indirectly held by RiverVest Venture Partners III, L.P., its general partner (RiverVest Partners III). The shares held directly by RiverVest Venture Fund III (Ohio), L.P. are indirectly held by RiverVest Venture

Partners III (Ohio), LLC, its general partner (RiverVest Partners (Ohio) III). RiverVest Partners III is the sole member of RiverVest Partners (Ohio) III. RiverVest Venture Partners III, LLC is the general partner of RiverVest Partners III. The individual managers of RiverVest Ventures Partners III, LLC are John P. McKearn, Ph.D., Thomas C. Melzer, and Jay Schmelter. RiverVest Partners III, RiverVest Partners (Ohio) III, RiverVest Venture Partners III, LLC and each of the individual managers share voting and dispositive power with regard to our securities directly held by RiverVest Venture Fund III, L.P. and RiverVest Venture Fund III (Ohio), L.P. Niall O’Donnell, Ph.D., a member of the Board and an affiliate of RiverVest Venture Fund III, L.P. and RiverVest Venture Fund III (Ohio), L.P., has no voting or investment control over any of the shares held by these entities and disclaims beneficial ownership of all shares owned by RiverVest Venture Fund III, L.P. and RiverVest Venture Fund III (Ohio), L.P., except to the extent of any pecuniary interest therein. All indirect holders of the above referenced securities disclaim beneficial ownership of the above referenced securities except to the extent of their pecuniary interests therein. The shares held directly by RiverVest Venture Fund IV, L.P. are indirectly held by RiverVest Venture Partners IV, L.P., its general partner (RiverVest Partners IV). RiverVest Venture Partners IV, LLC is the general partner of RiverVest Partners IV. The individual managers of RiverVest Ventures Partners IV, LLC are John P. McKearn, Ph.D., Jay Schmelter, and Niall O’Donnell, Ph.D., a member of the Board. RiverVest Partners IV, RiverVest Venture Partners IV, LLC and each of the individual managers share voting and dispositive power with regard to our securities directly held by RiverVest Venture Fund IV, L.P. All indirect holders of the above referenced securities disclaim beneficial ownership of the above referenced securities except to the extent of their pecuniary interests therein. The address of RiverVest Venture Fund III and its affiliated entities is 101 South Hanley Road, Suite 1850, St. Louis, Missouri 63105.
(6)

As described in that certain Schedule 13G filed with the SEC on February 5, 2024, reporting information as of December 31, 2023. Consists of 2,250,000 shares of Reneo Common Stock held by Octagon Capital Advisors LP. Octagon Investments Master Fund LP and Ting Jia share voting and dispositive power over such shares. The address of Octagon Capital Advisors LP, Octagon Investments Master Fund LP and Ting Jia is 645 Madison Avenue 21st Floor, New York, NY 10065.

(7)

As described in that certain Schedule 13G filed with the SEC on January 26, 2022, reporting ownership as of December 31, 2021. Consists of 2,031,224 shares of Reneo Common Stock held by Lundbeckfond Invest A/S. Lene Skole is the Chief Executive Officer of Lundbeckfond and may be deemed to have sole power to vote and dispose of these shares. The directors of Lundbeckfond have delegated voting and dispositive power with respect to the shares held by Lundbeckfond to Mr. Skole. The address of Lundbeckfond Invest A/S is Scherfigsvej 7 DK-2100, Copenhagen Ø, Denmark.

(8)	Consists of (i) 23,200 shares of Reneo Common Stock and (ii) 1,294,313 shares of Reneo Common Stock subject to Reneo Options held by Mr. Flesher that are exercisable within 60 days of May 31, 2024.
(9)	Consists of 268,173 shares of Reneo Common Stock subject to Reneo Options held by Dr. Dorenbaum that are exercisable within 60 days of May 31, 2024.
(10)	Consists of (i) 13,600 shares of Reneo Common Stock and (ii) 155,000 shares of Reneo Common Stock subject to Reneo Options held by Ms. Hall that are exercisable within 60 days of May 31, 2024.
(11)	Consists of 37,176 shares of Reneo Common Stock subject to Reneo Options held by Ms. Blunt that are exercisable within 60 days of May 31, 2024.
(12)	Consists of 79,694 shares of Reneo Common Stock subject to Reneo Options held by Dr. Dube that are exercisable within 60 days of May 31, 2024.
(13)

Consists of (i) 494,762 shares of Reneo Common Stock held by The Grey Family Trust dated November 12, 1999 (the Grey 1999 Trust), (ii) 134,084 shares of Reneo Common Stock held by Michael Grey and Rondi Rauch Grey, Co-Trustees of The Grey 2014 Irrevocable Children’s Trust u/a/d 12/17/14 (the Grey 2014 Trust), and (iii) 249,372 shares of Reneo Common Stock subject to Reneo Options held by Mr. Grey that are exercisable within 60 days of May 31, 2024. Mr. Grey, Reneo’s Executive Chairman, is trustee of each of the Grey 1999 Trust and Grey 2014 Trust, and in such capacity has the power to vote and dispose of such shares held by the Grey 1999 Trust and Grey 2014 Trust.

(14)	Consists of 53,042 shares of Reneo Common Stock subject to Reneo Options held by Mr. Hoelscher that are exercisable within 60 days of May 31, 2024.
(15)	Consists of 49,000 shares of Reneo Common Stock subject to Reneo Options held by Mr. Mathers that are exercisable within 60 days of May 31, 2024.
(16)

Consists of 49,000 shares of Reneo Common Stock subject to Reneo Options held by Dr. Muralidhar that are exercisable within 60 days of May 31, 2024, for which Dr. Muralidhar disclaims beneficial ownership of, including any pecuniary interest therein, as a result of an existing contractual relationship between Dr. Muralidhar and Abingworth.

(17)

Consists of (i) 2,188,713 shares of Reneo Common Stock held by RiverVest Venture Partners IV, L.P., and (ii) 165,971 shares of Reneo Common Stock subject to Reneo Options held by Dr. O’Donnell that are exercisable within 60 days of May 31, 2024.

(18)

Consists of 49,000 shares of Reneo Common Stock subject to Reneo Options held by Ms. Seltzer that are exercisable within 60 days of May 31, 2024. Ms. Seltzer disclaims beneficial ownership of 31,500 shares of such Reneo Common Stock, including any pecuniary interest therein, as a result of a former contractual relationship between Ms. Seltzer and Aisling Capital.

(19)

Consists of the shares described in notes 8 through 18 above and the following shares beneficially owned by Michael P. Cruse, our Chief Operating Officer: (i) 16,197 shares of Reneo Common Stock held by the Cruse Family Revocable Living Trust, of which Mr. Cruse has shared voting and investment control with his wife, (ii) 16,258 shares of Reneo Common Stock held by Mr. Cruse and (iii) 339,372 shares of Reneo Common Stock subject to Reneo Options held by Mr. Cruse that are exercisable within 60 days of May 31, 2024.

PRINCIPAL STOCKHOLDERS OF ONKURE

The following table sets forth certain information known to OnKure regarding beneficial ownership of OnKure Capital Stock on an as converted to OnKure Common Stock basis as of May 31, 2024, for:

•	each person or group of affiliated persons, who is known by OnKure to be the beneficial owner of more than 5% of OnKure Capital Stock;

•	each of OnKure’s directors;

•	each of OnKure’s named executive officers; and

•	all of OnKure’s directors and executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to OnKure’s securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the merger shown in the table is based upon 60,630,764 shares of OnKure Common Stock outstanding as of May 31, 2024, giving effect to the conversion of OnKure Preferred Stock into an aggregate of 47,243,806 shares of OnKure Common Stock.

Shares of OnKure Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of May 31, 2024, and shares issuable upon the exercise of warrants, are deemed to be outstanding and to be beneficially owned by the person holding the stock option and/or warrant, as applicable, for the purpose of computing the percentage ownership of that person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Greater than 5% Stockholders:
Acorn Bioventures, L.P. (1)	8,567,245	14.1%
Citadel Multi-Strategy Equities Master Fund Ltd. (2)	9,589,983	15.8%
Entities affiliated with Cormorant Asset Management LP (3)	10,074,472	16.6%
Deep Track Biotechnology Master Fund, Ltd. (4)	3,618,861	6.0%
Perceptive Life Sciences Master Fund, Ltd. (5)	5,506,321	9.1%
Samsara BioCapital, L.P. (6)	4,518,007	7.5%
Named Executive Officers and Directors:
Nicholas A. Saccomano, Ph.D. (7)	1,177,268	1.9%
Anthony D. Piscopio, Ph.D. (8)	3,435,720	5.5%
Jason Leverone, CPA (9)	223,621	*
Jim Winkler, Ph.D. (10)	406,423	*
Isaac Manke, Ph.D. (1)	8,567,245	14.1%
R. Michael Carruthers (11)	129,202	*
Andrew Phillips, Ph.D.	—	—
All directors and executive officers as a group (eight persons) (12)	13,923,615	21.5%

* Represents beneficial ownership of less than 1%.

(1)

Consists of 8,567,245 shares held by Acorn Bioventures, L.P. (“Acorn Bioventures”). Acorn Capital Advisors, GP, LLC (“Acorn GP”) is the general partner of Acorn Bioventures. Acorn GP has discretionary authority to vote and dispose of the shares held by Acorn Bioventures and, accordingly, Acorn GP may be deemed to have beneficial ownership of such shares. Anders Hoves is the manager of Acorn GP and, in his capacity as such, may be deemed to beneficially own the shares held by Acorn Bioventures. Dr. Isaac Manke, a member of the OnKure board of directors, is a partner at Acorn GP. Each of Acorn GP, Mr. Hoves and Dr. Manke disclaims beneficial ownership of the shares held by Acorn Bioventures, except to the extent of their respective pecuniary interests therein. The business address for these persons is 420 Lexington Avenue, Suite 2626, New York, NY 10170.

(2)

Consists of 9,589,983 shares held by Citadel Multi-Strategy Equities Master Fund Ltd. (“CM”). Citadel Advisors LLC (“Citadel Advisors”) is the portfolio manager of CM. Citadel Advisors Holdings LP, (“CAH”), is the sole member of Citadel Advisors. Citadel GP LLC (“CGP”), is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held by CM. This response is not and shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of OnKure other than the securities actually owned by such person (if any). The address for each of these persons is c/o Citadel Enterprise Americas, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131.

(3)

Consists of (i) 731,009 shares held by Cormorant Global Healthcare Master Fund, LP (“Master Fund”); (ii) 7,662,274 shares held by Cormorant Private Healthcare Fund III, LP (“Fund III”); (iii) 1,626,316 shares held by Cormorant Private Healthcare Fund IV, LP (“Fund IV”); and 54,873 shares held by CRMA SPV, LP (“CRMA”). Cormorant Global Healthcare GP, LLC serves as the general partner of Master Fund, Cormorant Private Healthcare GP III, LLC serves as the general partner of Fund III, Cormorant Private Healthcare GP IV, LLC serves as the general partner of Fund IV, and Cormorant Asset Management, LP (“Cormorant”) serves as the investment manager to Master Fund, Fund III, Fund IV, and CRMA. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC, Cormorant Private Healthcare GP IV, LLC, and the general partner of Cormorant and therefore may be deemed to share voting and investment power over such shares. Each of the reporting persons disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein. The address for each of reporting person is 200 Clarendon Street 52nd Floor, Boston, Massachusetts 02116.

(4)

Consists of 3,618,861 shares held by Deep Track Biotechnology Master Fund, Ltd. Deep Track Capital, LP is the Investment Manager of Deep Track Biotechnology Master Fund, Ltd. Deep Track Capital GP, LLC is the General Partner of the Investment Manager. David Kroin is the Managing Member of the General Partner and may be deemed to have voting, investment, and dispositive power with respect to these securities. Mr. Kroin disclaims beneficial ownership over the shares held by Deep Track Biotechnology Master Fund, Ltd. The address for Deep Track Biotechnology Master Fund, Ltd. and Deep Track Capital, LP. is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(5)

Consists of 5,506,321 shares held by Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”). Perceptive Advisors LLC (the “Advisor”) serves as the investment manager to the Master Fund. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims beneficial ownership of the shares held by the Master Fund, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. The address for Perceptive Life Sciences Master Fund, Ltd. and Perceptive Advisors LLC is 51 Astor Place, 10th Floor, New York, NY 10003.

(6)

Consists of 4,518,007 shares held by Samsara BioCapital, L.P. (“Samsara LP”). Samsara BioCapital GP, LLC (“Samsara LLC”) is the general partner of Samsara LP and therefore may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, MD, Ph.D. has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein. The address for Samsara LP is 628 Middlefield Road, Palo Alto, CA 94301.

(7)	Consists of shares subject to options held by Dr. Saccomano exercisable within 60 days of May 31, 2024.
(8)

Consists of (i) 1,398,409 shares held by Dr. Piscopio (ii) 450,000 shares held by Anthony D. Piscopio Revocable Living Trust dated December 27, 2021 for which Dr. Piscopio serves as trustee, (iii) 1,150,800 options held by Dr. Piscopio and exercisable within 60 days of May 31, 2024 and (iv) 436,511 shares subject to vested RSU awards which had not been settled as of May 31, 2024.

(9)	Consists of shares subject to options held by Mr. Leverone exercisable within 60 days of May 31, 2024.
(10)	Consists of (i) 117,488 shares held by Mr. Winkler, and (ii) 288,935 shares subject to options held by Dr. Winkler exercisable within 60 days of May 31, 2024.
(11)	Consists of shares subject to options held by Mr. Carruthers exercisable within 60 days of May 31, 2024.

(12)

Consists of (i) 10,570,198 shares beneficially owned by OnKure’s executive officers and directors and (ii) 3,353,417 shares subject to options held by OnKure’s executive officers and directors and exercisable within 60 days of May 31, 2024.

cccxxxvi

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Nasdaq Reverse Stock Split described in Proposal No. 4 of this proxy statement/prospectus.

The following table sets forth certain information regarding beneficial ownership of the shares of NewCo Class A Common Stock immediately after completion of the Mergers and the Concurrent PIPE Investments, assuming the Closing occurred on      for: (i) each stockholder expected by OnKure and Reneo to become the beneficial owner of more than 5% of the outstanding shares of NewCo Class A Common Stock, (ii) each person expected to be a named executive officer of NewCo, (iii) each person expected to be a director of NewCo, and (iv) all of NewCo’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of NewCo Common Stock that the individual or entity has the right to acquire within 60 days of    upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, OnKure and Reneo believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of NewCo Class A Common Stock shown as beneficially owned by them.

Immediately after the Mergers and the Concurrent PIPE Investments, assuming a subscription amount of (i) $65.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 54.8% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 24.2% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 21.0% of NewCo on a fully-diluted basis, and (ii) $85.0 million, pre-Mergers OnKure Stockholders are expected to own approximately 51.5% of NewCo on a fully-diluted basis, pre-Mergers Reneo Stockholders are expected to own approximately 22.7% of NewCo on a fully-diluted basis, and the PIPE Investors are expected to own approximately 25.8% of NewCo on a fully-diluted basis (in each case, using the treasury stock method for outstanding Reneo Options and Converted NewCo Options and excluding, in each case, any shares reserved under the 2024 Plans). The table lists applicable percentage ownership based on    shares of NewCo Class A Common Stock expected to be outstanding upon completion of the Mergers based on the OnKure and the Reneo outstanding shares of      and     , respectively, as of     , and an assumed Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of      and     , respectively, after giving effect to the Concurrent PIPE Investments and prior to giving effect to the anticipated Nasdaq Reverse Stock Split. The estimated Exchange Ratios were derived on a fully-diluted basis as of     , using a stipulated value of OnKure of approximately $170.0 million and of Reneo of approximately $75.0 million. The number of shares beneficially owned includes shares of NewCo Class A Common Stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of NewCo Class A Common Stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of NewCo Class A Common Stock expected to be owned by any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Greater than 5% Stockholders:
Acorn Bioventures, L.P. (1)
Citadel Multi-Strategy Equities Master Fund Ltd. (2)
Entities affiliated with Cormorant Asset Management LP (3)
Perceptive Life Sciences Master Fund, Ltd. (4)
Samsara BioCapital, L.P. (5)
Named Executive Officers and Directors:
Nicholas A. Saccomano, Ph.D. (6)
Jason Leverone, CPA (7)
Isaac Manke, Ph.D. (1)
R. Michael Carruthers (8)
Andrew Phillips, Ph.D.
Michael Grey(9)
Edward T. Mathers(10)
Valerie M. Jansen
All directors and executive officers as a group ( persons)

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios, and (ii)      shares to be purchased by Acorn Bioventures, L.P. in the Concurrent PIPE Investments. Acorn Capital Advisors, GP, LLC is the general partner of Acorn Bioventures. Acorn GP has discretionary authority to vote and dispose of the shares held by Acorn Bioventures and, accordingly, Acorn GP may be deemed to have beneficial ownership of such shares. Anders Hoves is the manager of Acorn GP and, in his capacity as such, may be deemed to beneficially own the shares held by Acorn Bioventures. Dr. Isaac Manke, a member of the OnKure board of directors, is a partner at Acorn GP. Each of Acorn GP, Mr. Hoves and Dr. Manke disclaim beneficial ownership of the shares held by Acorn Bioventures, except to the extent of their respective pecuniary interests therein. The business address for these persons is 420 Lexington Avenue, Suite 2626, New York, NY 10170.

(2)

Consists of (i)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios, and (ii)      shares to be purchased by Citadel CEMF Investments (“CEMF”) in the Concurrent PIPE Investments. Citadel Advisors is the portfolio manager of CEMF. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held by CEMF. This response is not and shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of OnKure other than the securities actually owned by such person (if any). The address for each of these persons is c/o Citadel Enterprise Americas, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131.

(3)

Consists of (i)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios held by Cormorant Global Healthcare Master Fund, LP (“Master Fund”); (ii)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios held by Cormorant Private Healthcare Fund III, LP (“Fund III”); (iii)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios held by Cormorant Private Healthcare Fund IV, LP (“Fund IV”); (iv)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios held by CRMA SPV, LP (“CRMA”); (v)      shares to be purchased by Cormorant Global Healthcare Fund V, LP (“Fund V”) and      shares to be purchase by Master Fund in the Concurrent PIPE Investments. Cormorant Global Healthcare GP, LLC serves as the general partner of Master Fund, Cormorant Private Healthcare GP III, LLC serves as the general partner of Fund III Cormorant Private Healthcare GP IV, LLC serves as the general partner of Fund IV, Cormorant Private Healthcare GP V, LLC serves as the general partner of Fund V, and Cormorant Asset Management, LP (“Cormorant”) serves as the investment manager to Master Fund, Fund III, Fund IV, Fund V and CRMA. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC, Cormorant Private Healthcare GP IV, LLC and Cormorant Private Healthcare GP V, LLC, and the general partner of Cormorant and therefore may be deemed to share voting and investment power over such shares. Each of the reporting persons disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein. The address for each of reporting person is 200 Clarendon Street 52nd Floor, Boston, Massachusetts 02116.
(4)

Consists of (i) shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios, and (ii)     shares to be purchased by Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”) in the Concurrent PIPE Investments. Perceptive Advisors LLC (the “Advisor”) serves as the investment manager to the Master Fund. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of the shares held by the Master Fund, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities. The address for Perceptive Life Sciences Master Fund, Ltd. and Perceptive Advisors LLC is 51 Astor Place, 10th Floor, New York, NY 10003.

(5)

Consists of (i)      shares set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios, and (ii)      shares of common stock to be purchased by Samsara BioCapital, L.P. in the Concurrent PIPE Investments. Samsara BioCapital GP, LLC is the general partner of Samsara LP and therefore may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, MD, Ph.D. has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein. The address for Samsara LP is 628 Middlefield Road, Palo Alto, CA 94301.

(6)	Consists of the securities held by Dr. Saccomano as set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios.
(7)	Consists of the securities held by Mr. Leverone as set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios.
(8)	Consists of the securities held by Mr. Carruthers as set forth in the Principal Stockholders of OnKure table, after giving effect to the Exchange Ratios.
(9)	Consists of the securities held by Mr. Grey as set forth in the Principal Stockholders of Reneo table, after giving effect to the Exchange Ratios.
(10)	Consists of the securities held by Mr. Mathers as set forth in the Principal Stockholders of Reneo table, after giving effect to the Exchange Ratios.

LEGAL MATTERS

Jones Day will pass on the validity of the Shares offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Reneo Pharmaceuticals, Inc. appearing in Reneo Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of OnKure, Inc. as of December 31, 2023 and 2022 and for the years then ended, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2023 financial statements contains an explanatory paragraph that states that OnKure, Inc.’s recurring losses from operations and an accumulated deficit raise substantial doubt about OnKure, Inc.’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the OnKure unaudited interim financial information for the three-month periods ended March 31, 2024 and 2023, included herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a ‘report’ or a ‘part’ of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

Reneo is subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, is required to file periodic reports, proxy statements and other information with the SEC. You can read Reneo’s SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Reneo makes available free of charge, on or through the investor relations section of Reneo’s website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Reneo electronically files such material with, or furnishes it to, the SEC. Reneo will provide without charge to each person, including any beneficial owner, to whom this proxy statement/prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this proxy statement/prospectus but not delivered with this proxy statement/prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may obtain copies of this proxy statement/prospectus and the documents incorporated by reference without charge by writing to Reneo’s investor relations team at 18575 Jamboree Road, Suite 275-S, Irvine, CA 92612, by telephone at (858) 283-0280 or on Reneo’s website at www.reneopharma.com. Information contained on Reneo’s website is not incorporated into this proxy statement/prospectus and you should not consider information contained on Reneo’s website to be part of this prospectus, except for Reneo’s reports filed with the SEC that are specifically incorporated herein by reference. See the section entitled “Incorporation of Certain Information by Reference” for more information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

As of the date of this proxy statement/prospectus, Reneo has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of NewCo Class A Common Stock that Reneo will issue to OnKure Stockholders in the Mergers. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Reneo, as well as a proxy statement of Reneo for the Reneo Special Meeting. The SEC allows Reneo to “incorporate by reference” information into this proxy statement/prospectus, which means that Reneo can disclose important information about Reneo and the Mergers by referring you to another document filed separately by Reneo with the SEC. The information incorporated by reference herein is considered to be a part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents and reports listed below (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

•

Reneo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March  28, 2024 (as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 26, 2024);

•	Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 7, 2024;

•	Reneo’s Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on February 23, 2024 and May 13, 2024; and

•

the description of Reneo Common Stock in Reneo’s registration statement on Form 8-A filed with the SEC on April 6, 2021, including any amendments or reports filed for the purpose of updating such description.

Reneo also incorporates by reference into this proxy statement/prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by Reneo with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and prior to effectiveness of such registration statement, as well as subsequent to the effectiveness of such registration statement and prior to the termination of the issuance of shares of NewCo Common Stock under this proxy statement/prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

Reneo will provide without charge to each person, including any beneficial owner, to whom this proxy statement/prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this proxy statement/prospectus but not delivered with this proxy statement/prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may obtain copies of this proxy statement/prospectus and the documents incorporated by reference without charge by writing to Reneo’s investor relations team at 18575 Jamboree Road, Suite 275-S, Irvine, CA 92612, by telephone at (858) 283-0280 or on Reneo’s website at www.reneopharma.com. Information contained on Reneo’s website is not incorporated into this proxy statement/prospectus and you should not consider information contained on Reneo’s website to be part of this proxy statement/prospectus.

Reneo Pharmaceuticals, Inc. has supplied all information contained in this proxy statement/prospectus relating to Reneo, and OnKure, Inc. has supplied all information contained in this proxy statement/prospectus relating to OnKure.

If you would like to request documents from Reneo or OnKure, please send a request in writing or by telephone to either Reneo or OnKure by     , 2024 in order to receive them before the Reneo Special Meeting, at the following addresses:

Reneo Pharmaceuticals, Inc. 18575 Jamboree Road, Suite 275-S Irvine, CA 92612 Telephone: (858) 283-0280 Attn: Investor Relations Email: info@reneopharma.com	OnKure, Inc. 6707 Winchester Circle, Suite 400 Boulder, CO 80301 Telephone: (720) 307-2892 Attn: Investor Relations Email: info@onkure.com

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Reneo’s directors and officers and persons who own more than 10% of Reneo Common Stock to file reports of ownership and changes in ownership with the SEC and to furnish Reneo with copies of the reports. Specific due dates for these reports are prescribed by SEC rules, and Reneo is required to report in this proxy statement/prospectus any failure by directors, officers, or 10% holders to file such reports on a timely basis. Based on Reneo’s review of such reports and written representations from Reneo’s directors and officers, Reneo believes that all such filing requirements were timely met during 2023.

Procedure for Submitting Stockholders Proposals and Director Nominees at the 2024 Annual Meeting

The 2024 annual meeting is expected to be held more than 30 days after the anniversary of the preceding year’s annual meeting, which was held on June 6, 2023. Accordingly, in order for notice by the stockholder to be timely under the Reneo Bylaws, it must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition, Reneo Stockholders who intend to solicit proxies in support of director nominees other than Reneo’s nominees must also comply with the additional requirements of Rule 14a-19(b). The timely submission of a proposal (including a director nomination) does not guarantee its inclusion in Reneo’s proxy materials.

Stockholder Communications with the Reneo Board

The Reneo Board has adopted a formal process by which stockholders may communicate with the Reneo Board or any of its directors. Reneo Stockholders who wish to communicate with the Reneo Board may do so by sending written communications addressed to Reneo Pharmaceuticals, Inc., 18575 Jamboree Rd., Suite 275-S, Irvine, CA 92612, Attention: Corporate Secretary. Such written communications must set forth the name and address of the Reneo Stockholder on whose behalf the communication is sent and the number of shares of Reneo Common Stock that are owned beneficially by such stockholder as of the date of the communication. All communications will be compiled by Reneo’s Corporate Secretary and submitted to the Reneo Board or the individual directors on a periodic basis.

These communications will be reviewed by Reneo’s Corporate Secretary, who will determine whether the communication should be presented to the Reneo Board. The purpose of this screening is to allow the Reneo Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). The screening procedures have been approved by a majority of Reneo’s independent directors.

Delivery of Documents to Stockholders Sharing an Address

A number of brokers with account holders who are Reneo Stockholders will be “householding” Reneo’s proxy materials. A single Notice of Internet Availability will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate Notice of Internet Availability, please notify your broker and direct your written request to Reneo Pharmaceuticals, Inc., 18575 Jamboree Road, Suite 275-S, Irvine, CA 92612, Attention: Corporate Secretary, or call (858) 283-0280. Reneo Pharmaceuticals, Inc. undertakes to deliver promptly to a stockholder upon such written or oral request a separate Notice of Internet Availability. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

ONKURE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

OnKure, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of OnKure, Inc. (the Company) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Boulder, Colorado

May 13, 2024

ONKURE, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$29,876	$11,543
Prepaid clinical trials	3,192	1,240
Prepaid expenses and other current assets	698	840

Total current assets	33,766	13,623
Property and equipment, net	1,432	1,604
Operating lease right-of-use asset	478	443
Other assets	58	329

Total assets	$35,734	$15,999

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,417	$2,520
Accrued expenses	3,660	2,871
Operating lease liability, current portion	208	151

Total current liabilities	7,285	5,542
Operating lease liability, net of current portion	466	486

Total liabilities	7,751	6,028

Commitments and contingencies
Convertible preferred stock	129,825	64,389
Stockholders’ deficit:
Common stock, Class A, $0.0001 par value; 78,000,000 and 40,000,000 shares authorized; 13,296,584 and 7,745,744 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	1	1
Common stock, Class B, $0.0001 par value; 9,589,983 shares authorized; 0 shares issued and outstanding.	—	—
Additional paid-in capital	208	2,655
Accumulated deficit	(102,051)	(57,074)

Total stockholders’ deficit	(101,842)	(54,418)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$35,734	$15,999

The accompanying notes are an integral part of these financial statements.

ONKURE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and pre share data)

	Year Ended December 31,
	2023	2022
Operating expenses:
Research and development	$32,115	$25,862
General and administrative	4,819	3,904

Total operating expenses	36,934	29,766

Loss from operations	(36,934)	(29,766)

Other income:
Interest income	1,623	254

Total other income	1,623	254

Net loss and comprehensive loss	$(35,311)	$(29,512)

The accompanying notes are an integral part of these financial statements.

ONKURE, INC

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share information)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	15,870,584	$38,264	6,917,439	$1	$2,267	$(27,562)	$(25,294)
Issuance of Series B Preferred Stock under a stock purchase agreement, net of issuance costs of $1.4 million	9,951,868	26,125	—	—	—	—	—
Issuance of Class A Common Stock for cash upon the exercise of stock options	—	—	828,305	—	340	—	340
Share-based compensation expense	—	—	—	—	48	—	48
Net loss	—	—	—	—	—	(29,512)	(29,512)

Balance as of December 31, 2022	25,822,452	$64,389	7,745,744	$1	$2,655	$(57,074)	$(54,418)

Issuance of Series C Preferred Stock under a stock purchase agreement, net of issuance costs of $0.7 million	19,463,456	53,059	—	—	—	—	—
Issuance of Class A Common Stock and Series C Preferred Stock in exchange for Series A, A-1, and Series B Preferred Stock under a stock purchase agreement	1,957,898	12,377	5,402,428	—	(2,711)	(9,666)	(12,377)
Issuance of Class A Common Stock for cash upon the exercise of stock options	—	—	148,412	—	65	—	65
Share-based compensation expense	—	—	—	—	199	—	199
Net loss	—	—	—	—	—	(35,311)	(35,311)

Balance as of December 31, 2023	47,243,806	$129,825	13,296,584	$1	$208	$(102,051)	$(101,842)

See accompanying notes are an integral part of these financial statements.

ONKURE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(35,311)	$(29,512)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	199	48
Depreciation and amortization	417	229
Amortization of right-of-use asset	143	158
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,497)	(332)
Accounts payable and accrued liabilities	1,713	2,650
Lease liability	(210)	(194)

Net cash used in operating activities	(34,546)	(26,953)

Cash flows from investing activities:
Purchases of property and equipment	(246)	(1,134)

Net cash used in investing activities	(246)	(1,134)

Cash flows from financing activities:
Proceeds from sale of Convertible Preferred Stock	53,783	27,500
Payment of issuance costs associated with the issuance of preferred stock	(723)	(1,375)
Proceeds from issuance of common stock in connection with equity plans	65	340

Net cash provided by financing activities	53,125	26,465

Net increase (decrease) in cash and cash equivalents	18,333	(1,622)
Cash and cash equivalents at beginning of period	11,543	13,165

Cash and cash equivalents at end of period	$29,876	$11,543

Supplemental disclosure of non-cash financing activities:
Right-of-use asset obtained in exchange for new operating lease liability	$219	$562

Issuance of Series C Preferred Stock conversion	$23,313	—

The accompanying notes are an integral part of these financial statements

ONKURE, INC.

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS

OnKure, Inc. (“OnKure” or the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines that target biologically validated drivers of cancers that are underserved by available therapies. The Company is using its structure-based drug design platform to build a robust pipeline of tumor-agnostic candidates that are designed to achieve optimal efficacy and tolerability. OnKure is currently developing OKI-219, a selective PI3Kα H1047R inhibitor, as its lead program. OnKure aims to become the leader in targeting oncogenic PI3Kα and has multiple programs to enable optimal targeting of this critical oncogene.

Risks and Uncertainties

The board of directors of the Company discusses with management macroeconomic and geopolitical developments, including inflation, instability in the banking and financial services sector, tightening of the credit markets, international conflicts, COVID-19, cybersecurity, and sanctions so that the Company can be prepared to react to new developments as they arise. The board of directors and the management of the Company are carefully monitoring these developments and the resulting economic impact on its financial condition and results of operations.

Liquidity and Capital Resources

The Company had recurring losses from operations, an accumulated deficit of $102.1 million and cash and cash equivalents of $29.9 million as of December 31, 2023. The Company’s ability to fund its ongoing operations is highly dependent upon raising additional capital through the issuance of equity securities, issuing debt or other financing vehicles. As a result, the Company has determined that substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of the issuance of these financial statements does exist.

The Company’s ability to secure capital is dependent upon success in discovering and developing its drug candidates. The Company cannot provide assurance that additional capital will be available on acceptable terms, if at all. The issuance of additional equity or debt securities will likely result in substantial dilution to the Company’s stockholders. Should additional capital not be available to the Company in the near term, or not be available on acceptable terms, the Company may be unable to realize value from the Company’s assets or discharge liabilities in the normal course of business, which may, among other alternatives, cause the Company to delay, substantially reduce, or discontinue operational activities to conserve cash, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The Company believes that the $29.9 million of cash and cash equivalents on hand as of December 31, 2023, will not be sufficient to fund its operations in the normal course of business and meet its liquidity needs through at least the next 12 months from the issuance of these financial statements. As such, the Company will need to raise additional capital to finance its operations and the ability to do so is uncertain. As a result, the Company has determined there is substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of the issuance of these financial statements.

Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on the Company’s financial condition and its ability to discover and develop its product candidates. Changing circumstances may cause the Company to consume capital significantly faster or slower than currently anticipated. If the Company is unable to acquire additional capital or resources, it will be required to modify its operational plans. The estimates included herein are based on assumptions that may prove to be wrong, and the Company could exhaust its available financial resources sooner than currently anticipated.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements as of and for the year ended December 31, 2023, and as of December 31, 2022, include the accounts of OnKure, Inc.

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

Segment Information

The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. All equipment and other fixed assets are physically located within the United States.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Although these estimates are based on the Company’s knowledge of current events and actions it may take in the future, actual results may ultimately differ from these estimates. The most significant estimates relate to external research and development expenses,and the fair value of stock options and restricted stock awards and units.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Research and Development Expenses

Research and development (“R&D”) costs are expensed as incurred in performing research and development activities. The costs include employee-related expense, including salaries, benefits, share-based compensation, fees for acquiring and maintaining licenses under third-party license agreements, consulting fees, costs of research and development activities conducted by third parties on the Company’s behalf, costs to manufacture or have manufactured clinical trial materials, depreciation, and facilities and overhead costs.

Accrued Research and Development Expenses

The Company records research and development expenses in the period in which the Company receives or takes ownership of the applicable goods or when the applicable services are performed. The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, and contract research organizations, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical studies or clinical trials, as measured by the timing of various aspects of the study or related activities. The Company determines accrual estimates through a review of the underlying contracts along with the preparation of financial models considering discussions with research and other key personnel as to the progress of studies, trials, or other services being conducted. During a study or trial, the Company adjusts its rate of expense recognition if actual results differ from its estimate. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as an expense in the period that the related goods are consumed, or services are performed.

Patent Costs

The Company expenses all costs as incurred in connection with patent applications (including direct application fees and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the statements of operations and comprehensive loss.

Share-Based Compensation

The Company maintains an equity incentive compensation plan under which incentive stock options and nonqualified stock options to purchase common stock, and restricted stock units for common stock, are granted to employees, board of directors, and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service or performance period. The fair value of stock options granted to employees is estimated using the Black-Scholes option pricing model.

The Black-Scholes valuation method requires certain assumptions be used as inputs, such as the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of the Company’s common stock, risk-free interest rate and expected dividend. Options granted have a maximum contractual term of 10 years. The Company has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the arithmetic average of the original contractual term of the stock option and its weighted-average vesting term. The expected volatility of stock options is based on the historical volatility of several publicly traded companies in similar stages of clinical development. The Company will continue to apply this process until enough historical information regarding the volatility of its stock price becomes available. The risk-free interest rates used are based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. treasury notes with maturities approximately equal to the expected term of the stock options. The Company has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore has estimated the dividend yield to be zero. (See Note 6)

Common Stock Valuation

Due to the lack of marketability for the Company’s common stock, the Company utilizes methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined based upon a variety of factors, including the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences and privileges of the preferred stock relative to the common stock at the time of each grant; the progress of the Company’s research and development programs, including their stages of development, and the Company’s business strategy; external market and other conditions affecting the biotechnology industry, and trends within the biotechnology industry; the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results; the lack of an active public market for the Company’s common stock; and the market performance of peer companies in the biopharmaceutical industry.

Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1 —Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 —Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly. The Company had no Level 2 valuations for the year ended December 31, 2023 and 2022, respectively.

Level 3 —Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date. The Company had no Level 3 valuations for the year ended December 31, 2023 and 2022, respectively.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, receivables, prepaid and other current assets, accounts payable, and accrued expenses approximate their fair values because of the short maturity of these instruments.

Cash and Cash Equivalents

All highly liquid investments with maturities of 90 days or less, at the time of purchase, are classified as cash equivalents. Cash equivalents are reported at cost, which approximates fair value. The Company’s cash and cash equivalents consist of money held in demand depository accounts and money market funds. The carrying amount of cash and cash equivalents was $29.9 million and $11.5 million as of December 31, 2023, and 2022, respectively, which approximates fair value and was determined based upon Level 1 inputs. The money market account is valued using quoted market prices with no valuation adjustments applied and is categorized as Level 1.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains accounts in federally insured financial institutions above federally insured limits of $250,000 as of December 31, 2023, and 2022. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made.

Property and Equipment

The Company carries its property and equipment at cost, less accumulated depreciation, amortization and impairment, if any. Expenditures for renewals or betterments that materially extend the useful life of an asset or increase its productivity, such as leasehold improvements, are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease (including any renewal periods that are deemed to be reasonably assured) or the estimated useful life of the assets. Repair and maintenance costs are expensed as incurred and expenditures for major improvements are capitalized.

The following summarizes the components of property and equipment (in thousands):

	December 31,
	2023	2022
Lab equipment	$706	$669
Leasehold improvements	1,090	1,004
Computer hardware and software	141	84
Furniture and fixtures	160	95

Property and equipment, gross	2,097	1,852
Less: accumulated depreciation and amortization	(665)	(248)

Property and equipment, net	$1,432	$1,604

Leasing – Lessee Accounting

The Company determines if an arrangement is a lease at inception. The Company’s operating lease agreements are primarily for office space and research labs.

For operating leases with a term greater than one year, the Company recognizes the right-of-use (“ROU”) assets and lease liabilities related to the lease payments on its balance sheet. The lease liabilities are initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The ROU assets represent the Company’s right to use the underlying assets for the term of the lease and the lease liabilities represent the Company’s obligation to make lease payments arising for the agreements. ROU assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The ROU asset is periodically reviewed for impairment unless a triggering event occurs. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments, except for the ones that depend on index or rate, are excluded from the calculation of the ROU assets and lease liabilities and are recognized as variable lease expense in the statements of operations and comprehensive loss in the period in which they are incurred.

As the interest rate implicit in the Company’s leases is not readily determinable, the Company uses its estimated incremental borrowing rate in its present value calculations. One of the Company’s lessee agreements include an option to extend the lease, which the Company does not include in its minimum lease term unless it is reasonably certain to exercise such option. Operating leases with a term of less than one year are recognized as a lease expense over the term of the lease, with no asset or liability recognized on the balance sheet.

Impairment of Long-lived Assets

The Company assesses the carrying amount of its property and equipment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. No impairment charges were recorded during the years ended December 31, 2023, and 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable and deferred taxes. The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating losses and tax credit carryforwards.

A valuation allowance is recorded to the extent it is more likely than not that some portion of a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company’s significant deferred tax assets are net operating loss carryforwards, tax credits, and accruals. The Company has provided a valuation allowance equal to its net deferred tax assets since inception as, due to its history of operating losses, the Company has concluded that it is more likely than not that most of its deferred tax assets will not be realized.

Accounting for uncertain tax positions requires a more likely than not threshold for recognition in the financial statements. The Company recognizes a tax benefit based on whether it is more likely than not that a tax position will be sustained. The Company records a liability to the extent that a tax position taken or expected to be taken on a tax return exceeds the amount recognized in the financial statements.

The Company has no unrecognized tax benefits as of December 31, 2023, and 2022. The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of operations as general and administrative expenses. No such expenses have been recognized during the years ended December 31, 2023, and 2022.

Employee Benefit Plan

The Company established a qualified 401(k) plan in June 2021 which covers all employees who meet eligibility requirements. The Company matches its employee contributions up to a maximum amount of 4% of the participant’s compensation. During the years ended December 31, 2023, and 2022, the Company made matching contributions of approximately $294,000 and $220,000, respectively.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective beginning with the Company’s 2024 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The requirements of the ASU are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement.

The Company continues to monitor new accounting pronouncements issued by the FASB and does not believe any accounting pronouncements issued through the date of this report will have a material impact on its financial statements.

(3) LEASES

The Company leases office and lab facilities in Boulder, Colorado under non-cancellable operating leases with rights to extend. Right-of-use assets and lease liabilities for operating leases as included in the Company’s financial statements are as follows (in thousands):

	December 31,
	2023	2022
Operating lease right-of-use assets	$478	443

Current operating lease liabilities	208	151
Noncurrent operating lease liabilities	466	486

Total lease liabilities	$674	637

Lease expense for operating leases as included in the Company’s financial statements are as follows (in thousands):

	December 31,
	2023	2022
Operating lease cost	$173	152
Variable lease expense	201	150
Short-term lease expense	—	—

Lease term, discount rates, and additional information for operating leases are as follows (in thousands):

	December 31,
	2023	2022
Weighted-average remaining lease term – operating leases (years)	2.92	3.85
Weighted-average discount rate – operating leases	4.50%	4.50%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$210	$194

The aggregate maturities of the Company’s operating lease liabilities were as follows as of December 31, 2023 (in thousands):

2024	$233
2025	240
2026	247

Total future minimum lease payments	720
Less: imputed interest	(46)

Total	$674

(4) COMMON STOCK

Common Stock

The Company is authorized to issue 87,589,983 shares of common stock, of which 78,000,000 shares have been designated as Class A Common Stock and 9,589,983 shares have been designated as Class B Common Stock, both with a par value of $0.0001 per share.

The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the Company’s stock who are entitled to vote. Each share of Class A Common Stock is entitled to one vote. Class B Common Stock is not entitled to vote on any matter on which the holders of Class A Common Stock or Preferred Stock are entitled to vote. All holders of common stock are entitled to receive dividends when and as declared or paid by the Company’s board of directors, subject to the preferential rights of the holders of preferred stock.

Class B Common Stock is convertible into a corresponding number of shares of Class A Common Stock upon written notice of the holder, subject to defined beneficial ownership limitations.

(5) CONVERTIBLE PREFERRED STOCK

Convertible preferred stock consisted of the following (in thousands) except for share information:

	December 31,
	2023	2022
Convertible preferred stock, Series A, $0.0001 par value; 2,758,788 shares issued and outstanding at December 31, 2022, liquidation preference of $5,222 as of December 31, 2022	—	4,975
Convertible preferred stock, Series A-1, $0.0001 par value; 2,413,906 shares issued and outstanding at December 31, 2022, liquidation preference of $5,198 as of December 31, 2022	—	5,162
Convertible preferred stock, Series B, $0.0001 par value; 20,649,758 shares issued and outstanding at December 31, 2022, liquidation preference of $57,061 as of December 31, 2022	—	54,252
Convertible preferred stock, Series C, $0.0001 par value; 51,141,064 authorized; 47,243,806 shares issued and outstanding at December 31, 2023; liquidation preference of $195,823 as of December 31, 2023.	129,825	—

As of December 31, 2023 and 2022, the Company’s Preferred Stock is classified as temporary equity in the accompanying balance sheets given that the holders of the convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock. The carrying value of the convertible preferred stock is not adjusted to the redemption value until the contingent redemption events are considered probable to occur.

Series A, Series A-1, and Series B Preferred Stock

As of December 31, 2022, the Company was authorized to issue 25,828,896 shares of preferred stock, of which 2,758,788 shares were designated as Series A Preferred Stock, 2,413,906 shares were designated as Series A-1 Preferred Stock, and 20,656,202 shares were designated as Series B Preferred Stock. Per the Series C Preferred Stock Purchase Agreement (“Series C Purchase Agreement”) in March 2023, all shares of Series A Preferred

Stock, Series A-1 Preferred Stock, and Series B Preferred Stock (“Prior Preferred”) were converted into shares of Class A Common Stock and some of the shares of Class A Common Stock were subsequently exchanged for shares of Series C Preferred Stock.

Prior Preferred stock:
Series A Preferred Stock	2,758,788
Series A-1 Preferred Stock	2,413,906
Series B Preferred Stock	20,649,758

Total Prior Preferred stock	25,822,452

Shares issued for Prior Preferred:
Series C Preferred Stock	27,780,350
Class A Common Stock	5,402,428

Total shares issued in exchange for Prior Preferred	33,182,778

As of December 31, 2023, no shares of the prior preferred were authorized for issue or outstanding.

Series C Preferred Stock

As of December 31, 2023, the Company is authorized to issue 51,141,064 shares of Series C Preferred Stock.

In March 2023, the Company entered into a Series C Purchase Agreement pursuant to which the Company issued 19,463,456 shares of Series C Preferred Stock at a purchase price of $2.76 per share, which resulted in gross proceeds of approximately $53.8 million, as well as the conversion of all Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock.

The Company’s convertible preferred stock had the following characteristics as of December 31, 2023.

Conversion of Preferred Stock into Common Stock

Each share of preferred stock, at the option of the holder, is convertible into a number of shares of common stock as determined by multiplying the number of shares of preferred stock being converted by the conversion rate. The conversion rate in effect at any time for conversion of preferred stock is determined by dividing the Original Issue Price by the Conversion Price. The Original Issue Price for the Series C Preferred Stock is $2.76 per share. The Conversion Price is subject to certain adjustments as provided in the Company’s restated certificate of incorporation

The preferred stock will automatically convert to common stock upon the closing of an initial public offering of the Company’s common stock in which the per-share price is at least $5.53 and gross proceeds of not less than $75 million, or the date and time specified by vote or the written consent of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock voting or consenting as a separate class on an as-converted basis.

Voting Rights

Each preferred stockholder is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such holder’s shares are convertible. At any time when a defined number of shares of Series C Preferred Stock are outstanding, the Company is restricted from certain actions described in the Company’s restated certificate of incorporation without the vote or written consent of the holders of a majority of the then outstanding shares of Series C Preferred Stock voting or consenting as a separate class on an as-converted basis.

Dividends

The Company cannot declare, pay or set aside any dividends on any shares of any other class or series of capital stock unless each holder of the preferred stock first receives a dividend based upon a formula in the Company’s restated certificate of incorporation. No dividends were declared as of December 31, 2023.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, certain qualifying mergers, sales or transactions with a special purpose acquisition companies, and other deemed liquidation events as defined in the Company’s restated certificate of incorporation, unless the holders of a majority of the then outstanding shares of Series C Preferred Stock, voting as a separate class on an as-converted basis, elect otherwise, prior to and in preference to any distribution to the holders of common stock, holders of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount per share of Series C Preferred Stock equal to the greater of: i) 1.50 times the Series C Original Issuance Price plus all declared and unpaid dividends on Series C Preferred Stock or ii) such amount per share that would have been payable had all shares of Series C Preferred Stock been converted into common stock immediately prior to such event. If upon liquidation, dissolution, or winding up of the Company, the assets and funds of the Company are insufficient to permit the payment of the full preferential amounts to the holders of preferred stock, then the holders shall share ratably in any distribution of the assets available for distribution, in proportion to the respective amounts which would otherwise be payable in respect of the shares held by the preferred stockholders.

After the payment of all preferential amounts required to be paid to the holder of shares of preferred stock, the remaining assets available for distribution to its stockholders are to be distributed to the holders of shares of common stock, pro rata based on the number of shares held by each holder.

(6) SHARE-BASED COMPENSATION

The Company had share-based compensation plans which are described below:

2011 Equity Incentive Plan

In October 2011, the Company established an equity incentive plan (the “2011 Plan”). The 2011 Plan provides for the grant of stock options and restricted stock awards (“RSA”) to employees, non-employee directors, advisors, and consultants. The aggregate number of shares of common stock that may be issued under the 2011 Plan will not exceed 1,266,000 shares. Shares are no longer available for issuance under the 2011 Plan, which was subsequently terminated in March 2023.

2021 Equity Incentive Plan

In February 2021, the Company established an equity incentive plan (the “2021 Plan”). The 2021 Plan provides for the grant of stock options and RSA to employees, non-employee directors, advisors, and consultants. The aggregate number of shares of common stock that may be issued under the 2021 Plan will not exceed 4,326,997 shares.

2023 RSU Equity Incentive Plan

In September 2023, the company established an equity incentive plan (the “2023 Plan”). The 2023 Plan provides for the grant of restricted stock units (“RSU”) to employees, directors, and consultants. The aggregate number of shares of common stock that may be issued under the 2023 Plan will not exceed 2,000,000 shares.

Stock Options

Options granted under the Company’s equity incentive plans have an exercise price equal to or in excess of the market value of the Class A Common Stock at the date of grant and expire no more than 10 years from the date of grant. Generally, options vest 25% on the first anniversary of the vesting commencement date and 75% ratably in equal monthly installments over the remaining 36 months. Stock options granted to non-employees generally vest quarterly over two to three years.

As of December 31, 2023, there were 1,521,745 options available for issuance under the 2021 Plan.

A summary of common stock option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	2,795,205	$0.46	8.72	$—
Granted	1,240,168	$0.53
Exercised	(828,305)	$0.41
Canceled	(105,764)	$0.50

Outstanding as of December 31, 2022	3,101,304	$0.50		$243

Granted	4,368,378	$0.33
Exercised	(148,412)	$0.44
Canceled	(123,719)	$0.54

Outstanding as of December 31, 2023	7,197,551	$0.40	8.88	$16

Options exercisable as of December 31, 2023	2,585,640	$0.44	8.26	$16

Options vested and expected to vest as of December 31, 2023	6,903,294	$0.40	8.86	$16

As of December 31, 2023, the Company had unrecognized compensation cost for unvested stock options of $452,000, expected to be recognized over a weighted-average period of approximately 2.6 years.

The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company’s common stock as of December 31, 2023.

The weighted-average grant-date fair value of options granted for the years ended December 31, 2023, and 2022 was $0.13 and $0.10, respectively.

From time to time, the Company grants performance-based stock options. As of December 31, 2023, the Company granted 358,089 peformance-based shares. The company recognized $13,000 in performance-based compensation expense and 250,063 performance-based shares were outstanding for the year ended December 31, 2023, respectively. No performance-based shares were granted and no performance-based expense was recognized for the year ended December 31, 2022.

Restricted Stock Awards and Restricted Stock Units

RSA typically vests 25% on the first anniversary of the issuance date and incrementally vest monthly for the three-year period thereafter. In the event of a termination of services, all unvested shares are forfeited, and the Company has the option to purchase all outstanding vested shares at their fair market value.

RSU vests based on a service-based requirement and a liquidity event plus service requirement. No RSU had vested as of December 31, 2023.

As of December 31, 2023, there were 523,285 options available for issuance under the 2023 Plan.

A summary of restricted stock award and restricted stock unit activity are as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2021	111,413	$0.09
Vested (RSA)	76,682	$0.08

Unvested balance as of December 31, 2022	34,731	$0.10

Granted (RSU)	1,487,689	$0.33
Vested (RSA)	30,324	$0.10
Forfeited	(10,974)	$0.33

Unvested balance as of December 31, 2023	1,481,122	$0.33

As of December 31, 2023, the Company had unrecognized compensation cost for unvested RSU awards of $455,000, expected to be recognized over a weighted-average period of approximately 3.2 years.

Share-based compensation expense

The following table shows the allocation of share-based compensation expense related to the company’s share-based awards (in thousands):

	Year ended December 31,
	2023	2022
Research and development	$98	$34
General and administrative	$101	$14

Total share-based compensation	$199	$48

The fair value was determined using the Black-Scholes option pricing model and the following weighted-average assumptions:

	Year ended December 31,
	2023	2022
Expected term (years)	5.73	5.97
Expected volatility	32.0%	36.6%
Risk-free interest rate	4.31%	2.51%
Expected dividend yield	—	—

(7) ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	Year Ended December 31,
	2023	2022
Accrued contract manufacturing costs	$1,627	$434
Accrued compensation	1,663	1,456
Accrued other	370	981

Total accrued expenses	$3,660	$2,871

(8) INCOME TAXES

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The components of the income tax benefit are as follows:

	Year Ended December 31,
	2023	2022
Federal tax at statutory rate	21.0%	21.0%
State taxes, net of federal deduction	3.6%	3.6%
R&D credits	0.2%	2.4%
Other	(0.1)%	(0.2)%
Change in valuation allowance	(24.7)%	(27.2)%

Effective income tax rate	—	—

Significant components of deferred income taxes are as follows (in thousands):

	As of December 31,
	2023	2022
Net operating loss carryforward	$9,027	$6,212
R&D Tax credit	837	836
Deferred R&D expenses	11,123	5,198
Accrued expenses	783	881
Share-based compensation	104	91
Other	337	281

Total net deferred tax asset	22,211	13,499
Valuation allowance	(22,211)	(13,499)

Net deferred tax asset	$—	$—

As of December 31, 2023, the Company had approximately $1.5 million of net operating loss carryforwards (“NOLs”) and $0.8 million of research and experimental credits which expire through 2037, and approximately $35.2 million of federal and state net operating loss carryforwards which have an indefinite life.

Pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383, the Company’s ability to use NOLs and research tax credit carry forwards to offset future taxable income may be limited if the Company experiences a cumulative change in ownership of more than 50% within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 are identified as having occurred, the amount of NOLs and research tax carryforwards available to offset future taxable income and income tax liabilities in future years may be significantly restricted or eliminated. Further, deferred tax assets associated with such NOLs and research tax credits could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

The Company’s federal and state income tax returns for all years will remain open to examination by federal and state tax authorities for three years from the date of utilization of any net operating loss carryforwards.

(9) COMMITMENTS AND CONTINGENCIES

Clinical Trial Collaboration and Supply Agreement with Pfizer

In August 2020, the Company entered into a clinical trial collaboration and supply agreement under which Pfizer Inc. (“Pfizer”) agreed to supply drug product in connection with a clinical trial. The agreement continues until the earlier of the completion of all obligations of the parties or the termination of the contract by either party as defined in the agreement. The Company may terminate the agreement if the clinical trial is deemed to be unsafe, regulatory authorities raise concerns, or if Pfizer does not uphold its obligations outlined in the agreement.

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs because of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2023.

(10) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 13, 2024, the date the financials were available to be issued.

In May 2024, the Company entered into a definitive merger agreement with Reneo Pharmaceuticals, Inc. (Nasdaq: RPHM) (“Reneo”) to combine the Company with Reneo in an all-stock transaction. The combined company will focus on advancing OnKure’s pipeline candidates. Upon completion of the transaction, the combined company is expected to operate under the name OnKure Therapeutics, Inc., and trade on the Nasdaq Global Market under the ticker symbol “OKUR”.

In connection with the transaction, Reneo has entered into a subscription agreement for a $65 million private investment in public equity (PIPE) financing expected to close concurrently with the closing of the merger, with a group of institutional investors.

Pre-merger Reneo stockholders are expected to own approximately 31% of the combined company, and pre-merger Company stockholders are expected to own approximately 69% of the combined company, upon the closing of the merger, exclusive of the PIPE financing.

The transaction is expected to close in 2024, subject to customary closing conditions, including approval by the stockholders of each company.

Independent Auditors’ Review Report

Board of Directors and Stockholders

OnKure, Inc.:

Results of Review of Interim Financial Information

We have reviewed the financial statements of OnKure, Inc. (the Company), which comprise the balance sheet as of March 31, 2024, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the three-month periods ended March 31, 2024 and 2023, and the related notes (collectively referred to as the interim financial information).

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with U.S. generally accepted accounting principles.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS and in accordance with the auditing standards of the PCAOB, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our reviews. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying interim financial information has been prepared assuming that the Company will continue as a going concern. Note 1 of the Company’s audited financial statements as of December 31, 2023, and for the year then ended, includes a statement that substantial doubt exists about the Company’s ability to continue as a going concern. Note 1 of the Company’s audited financial statements also discloses the events and conditions, management’s evaluation of the events and conditions, and management’s plans regarding these matters, including the fact that the Company has recurring losses from operations and an accumulated deficit as of December 31, 2023. Our auditors’ report on those financial statements includes a separate section referring to the matters in Note 1 of those financial statements. As indicated in Note 1 of the accompanying interim financial information as of March 31, 2024, and for the three months then ended, the Company still has recurring losses from operations and an accumulated deficit as of March 31, 2024, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. The accompanying interim financial information does not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with U.S. generally accepted accounting principles and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Balance Sheet as of December 31, 2023

We have previously audited, in accordance with GAAS and in accordance with the auditing standards of the PCAOB, the balance sheet as of December 31, 2023, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated May 13, 2024. In our opinion, the accompanying balance sheet of the Company as of December 31, 2023 is consistent, in all material respects, with the audited financial statements from which it has been derived.

/s/ KPMG LLP

Boulder, Colorado

June 20, 2024

ONKURE, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	March 31, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,248	$29,876
Prepaid clinical trials	2,721	3,192
Prepaid expenses and other current assets	739	698

Total current assets	22,708	33,766
Property and equipment, net	1,327	1,432
Operating lease right-of-use asset	441	478
Other assets	51	58

Total assets	$24,527	$35,734

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,623	$3,417
Accrued expenses	1,716	3,660
Operating lease liability, current portion	212	208

Total current liabilities	5,551	7,285
Operating lease liability, net of current portion	412	466

Total liabilities	5,963	7,751

Commitments and contingencies
Convertible preferred stock, Series C, $0.0001 par value; 51,141,064 shares authorized; 47,243,806 shares issued and outstanding at March 31, 2024 and December 31, 2023; liquidation preference of $195,823 as of March 31, 2024 and December 31, 2023, respectively	129,825	129,825
Stockholders’ deficit:
Common stock, Class A, $0.0001 par value; 78,000,000 and 40,000,000 shares authorized; 13,339,060 and 13,296,584 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively.	1	1
Common stock, Class B, $0.0001 par value; 9,589,983 shares authorized; 0 shares issued and outstanding.	—	—
Additional paid-in capital	325	208
Accumulated deficit	(111,587)	(102,051)

Total stockholders’ deficit	(111,261)	(101,842)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$24,527	$35,734

The accompanying notes are an integral part of these financial statements.

ONKURE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2024	2023
Operating expenses:
Research and development	$8,566	$7,523
General and administrative	1,265	1,229

Total operating expenses	9,831	8,752

Loss from operations	(9,831)	(8,752)

Other income:
Interest income	295	73

Net loss and comprehensive loss	$(9,536)	$(8,679)

Net loss per share attributable to common stockholders, basic and diluted	(0.72)	(1.05)

Weighted-average shares used in computing net loss per share, basic and diluted	13,308,014	8,300,078

The accompanying notes are an integral part of these financial statements.

ONKURE, INC

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

(in thousands, except share information)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	47,243,806	$129,825	13,296,584	$1	$208	$(102,051)	$(101,842)
Issuance of Class A Common Stock for cash upon the exercise of stock options	—	—	42,476	—	10	—	10
Share-based compensation expense	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	(9,536)	(9,536)

Balance as of March 31, 2024	47,243,806	$129,825	13,339,060	$1	$325	$(111,587)	$(111,261)

Balance as of December 31, 2022	25,822,452	$64,389	7,745,744	$1	$2,655	$(57,074)	$(54,418)
Issuance of Series C Preferred Stock under a stock purchase agreement, net of issuance costs of $0.7 million	19,463,456	53,068	—	—	—	—	—
Issuance of Class A Common Stock and Series C Preferred Stock in exchange of Series A,A-1, and Series B Preferred Stock under a stock purchase agreement	1,957,898	12,376	5,402,428	—	(2,711)	(9,666)	(12,377)
Issuance of Class A Common Stock for cash upon the exercise of stock options	—	—	96,666	—	41	—	41
Share-based compensation expense	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	(8,679)	(8,679)

Balance as of March 31, 2023	47,243,806	$129,833	13,244,838	$1	$0	$(75,419)	$(75,418)

The accompanying notes are an integral part of these financial statements

ONKURE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Three Month Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(9,536)	$(8,679)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	107	15
Depreciation and amortization	114	98
Amortization of right-of-use assets	37	30
Changes in operating assets and liabilities:
Prepaid expenses and other assets	437	566
Accounts payable and accrued liabilities	(1,738)	3,465
Lease liabilities	(50)	(47)

Net cash used in operating activities	(10,629)	(4,553)

Cash flows from investing activities:
Purchases of property and equipment	(9)	(11)

Net cash used in investing activities	(9)	(11)

Cash flows from financing activities:
Proceeds from sale of Series C Preferred Stock	—	53,783
Payment of issuance costs associated with the issuance of preferred stock	—	(716)
Proceeds from the issuance of common stock	10	41

Net cash provided by financing activities	10	53,108

Net increase (decrease) in cash and cash equivalents	(10,628)	48,544
Cash and cash equivalents at beginning of period	29,876	11,543

Cash and cash equivalents at end of period	$19,248	$60,087

Issuance of Series C Preferred Stock conversion	$—	23,313

The accompanying notes are an integral part of these financial statements

ONKURE, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

(1) DESCRIPTION OF BUSINESS

OnKure, Inc. (“OnKure” or the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines that target biologically validated drivers of cancers that are underserved by available therapies. The Company is using its structure-based drug design platform to build a robust pipeline of tumor-agnostic candidates that are designed to achieve optimal efficacy and tolerability. OnKure is currently developing OKI-219, a selective PI3Kα H1047R inhibitor, as its lead program. OnKure aims to become the leader in targeting oncogenic PI3Kα and has multiple programs to enable optimal targeting of this critical oncogene.

Liquidity and Capital Resources

The Company had recurring losses from operations, an accumulated deficit of $111.6 million and cash and cash equivalents of $19.2 million as of March 31, 2024. The Company’s ability to fund its ongoing operations is highly dependent upon raising additional capital through the issuance of equity securities, issuing debt or other financing vehicles. As a result, the Company has determined that substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of the issuance of these financial statements does exist.

The Company’s ability to secure capital is dependent upon success in discovering and developing its drug candidates. The Company cannot provide assurance that additional capital will be available on acceptable terms, if at all. The issuance of additional equity or debt securities will likely result in substantial dilution to the Company’s stockholders. Should additional capital not be available to the Company in the near term, or not be available on acceptable terms, the Company may be unable to realize value from the Company’s assets or discharge liabilities in the normal course of business, which may, among other alternatives, cause the Company to delay, substantially reduce, or discontinue operational activities to conserve cash, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The Company believes that the $19.2 million of cash and cash equivalents on hand as of March 31, 2024, will not be sufficient to fund its operations in the normal course of business and meet its liquidity needs through at least the next 12 months from the issuance of these financial statements. As such, the Company will need to raise additional capital to finance its operations and the ability to do so is uncertain. As a result, the Company has determined there is substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of the issuance of these financial statements.

Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on the Company’s financial condition and its ability to discover and develop its product candidates. Changing circumstances may cause the Company to consume capital significantly faster or slower than currently anticipated. If the Company is unable to acquire additional capital or resources, it will be required to modify its operational plans. The estimates included herein are based on assumptions that may prove to be wrong, and the Company could exhaust its available financial resources sooner than currently anticipated.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company has prepared the accompanying unaudited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company recommends that these unaudited financial statements be read in conjunction with the audited financial statements and the notes thereto included in the Company’s audited financial statements for the year ended December 31, 2023.

In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation of the financial statements, have been included in the accompanying unaudited financial statements. Interim results are not necessarily indicative of results that may be expected for any other interim period or for an entire year.

Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements for the three months ended March 31, 2024 are consistent with those discussed in Note 3 to the financial statements in the Company’s audited financial statements for the year ended December 31, 2023.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Although these estimates are based on the Company’s knowledge of current events and actions it may take in the future, actual results may ultimately differ from these estimates. The most significant estimates relate to external research and development expenses, and the fair value of stock options and restricted stock awards and units.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1 —Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 —Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly. The Company had no Level 2 valuations for the quarter ended March 31, 2024, or year ended December 31, 2023, respectively.

Level 3 —Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date. The Company had no Level 3 valuations for the quarter ended March 31, 2024, or year ended December 31, 2023, respectively.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, receivables, prepaid and other current assets, accounts payable, and accrued expenses approximate their fair values because of the short maturity of these instruments.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective beginning with the Company’s 2024 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The requirements of the ASU are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement.

The Company continues to monitor new accounting pronouncements issued by the FASB and does not believe any accounting pronouncements issued through the date of this report will have a material impact on its financial statements.

(3) LEASES

The Company leases office and lab facilities in Boulder, Colorado under non-cancellable operating leases. Right-of-use assets and lease liabilities for operating leases as included in the Company’s financial statements are as follows (in thousands):

	As of March 31, 2024 (Unaudited)	As of December 31, 2023
Operating lease right-of-use assets	$441	$478

Current operating lease liabilities	212	208
Noncurrent operating lease liabilities	412	466

Total lease liabilities	$624	$674

Lease expense for operating leases as included in the Company’s financial statements are as follows (in thousands):

	Three Months Ended March 31,
	2024	2023
Operating lease cost	$44	37
Variable lease expense	47	38
Short-term lease expense	—	—

Lease term, discount rates, and additional information for operating leases are as follows (in thousands):

	Three Months Ended March 31,
	2024	2023
Weighted-average remaining lease term (years)	2.75	3.75
Weighted-average discount rate	4.50%	4.50%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$53	$47

The aggregate maturities of the Company’s operating lease liabilities were as follows as of March 31, 2024 (in thousands):

2024	$176
2025	240
2026	247

Total future minimum lease payments	663
Less: Imputed interest	(39)

Total	$624

(4) SHARE-BASED COMPENSATION

The Company had share-based compensation plans which are described below:

2011 Equity Incentive Plan

In October 2011, the Company established an equity incentive plan (the “2011 Plan”). The 2011 Plan provides for the grant of stock options and restricted stock awards (“RSA”) to employees, non-employee directors, advisors, and consultants. The aggregate number of shares of common stock that may be issued under the 2011 Plan will not exceed 1,266,000 shares. Shares are no longer available for issuance under the 2011 Plan, which was subsequently terminated in March 2023.

2021 Equity Incentive Plan

In February 2021, the Company established an equity incentive plan (the “2021 Plan”). The 2021 Plan provides for the grant of stock options and RSA to employees, non-employee directors, advisors, and consultants. The aggregate number of shares of common stock that may be issued under the 2021 Plan will not exceed 4,326,997 shares.

2023 RSU Equity Incentive Plan

In September 2023, the company established an equity incentive plan (the “2023 Plan”). The 2023 Plan provides for the grant of restricted stock units (“RSU”) to employees, directors, and consultants. The aggregate number of shares of common stock that may be issued under the 2023 Plan will not exceed 2,000,000 shares.

Stock Options

Options granted under the Company’s equity incentive plans have an exercise price equal to or in excess of the market value of the Class A Common Stock at the date of grant and expire no more than 10 years from the date of grant. Generally, options vest 25% on the first anniversary of the vesting commencement date and 75% ratably in equal monthly installments over the remaining 36 months. Stock options granted to non-employees generally vest quarterly over two to three years.

As of March 31, 2024, there were 687,274 options available for issuance under the 2021 Plan.

A summary of common stock option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands
Outstanding as of December 31, 2023	7,197,551	$0.40	8.88	$16
Granted	854,795	$0.33
Exercised	(42,476)	$0.21
Canceled	(20,324)	$0.54

Outstanding as of March 31, 2024	7,989,546	$0.39	8.81	$9

Options exercisable as of March 31, 2024	3,324,340	$0.43	8.33	$9

Options vested and expected to vest as of March 31, 2024	7,663,772	$0.39	8.78	$9

As of March 31, 2024, the Company had unrecognized compensation cost for unvested stock options of $474,000, expected to be recognized over a weighted-average period of approximately 2.9 years.

From time to time, the Company grants performance-based stock options. As of March 31, 2024, the Company had granted 358,089 peformance-based shares. The company recognized $21,000 in performance-based compensation expense and 71,618 performance-based shares were outstanding for the year ended March 31, 2024, respectively. No performance-based shares were granted and no performance-based expense was recognized for the quarter ended March 31, 2023.

Restricted Stock Awards and Restricted Stock Units

RSA typically vests 25% on the first anniversary of the issuance date and incrementally vest monthly for the three-year period thereafter. In the event of termination of services, all unvested shares are forfeited, and the Company has the option to purchase all outstanding vested shares at their fair market value.

RSU vests based on a service-based requirement and a liquidity event plus service requirement. No RSU had vested as of March 31, 2024.

As of March 31, 2024, there were 523,285 options available for issuance under the 2023 Plan.

A summary of restricted stock awards and restricted stock units activity are as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2023	1,481,122	$0.33

Vested (RSA)	4,407	$0.12

Unvested balance as of March 31, 2024	1,476,715	$0.33

As of March 31, 2024, the Company had unrecognized compensation cost for unvested RSU awards of $459,000, expected to be recognized over a weighted-average period of approximately 3.0 years.

Share-based compensation expense

The following table shows the allocation of share-based compensation expense related to the company’s share-based awards (in thousands):

	Three Months Ended March 31,
	2024	2023
Research and development	$37	$12
General and administrative	$70	$3

Total share-based compensation	$107	$15

The fair value was determined using the Black-Scholes option pricing model and the following weighted-average assumptions:

	Three Months ended March 31,
	2024	2023
Expected term (years)	6.07	—
Expected volatility	31.9%	—
Risk-free interest rate	4.05%	—
Expected dividend yield	—	—

(5) NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE

The Company computes basic loss per share by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would be anti-dilutive. For purposes of this calculation, common stock shares to be issued upon exercise of all outstanding stock options and restricted stock units were excluded from the diluted net loss per share calculation for the three months ended March 31, 2024 and 2023 because such shares are anti-dilutive.

Outstanding anti-dilutive securities not included in the diluted net loss per share calculation include the following

	Three Months ended March 31,
	2024	2023
Options to purchase common stock	7,989,546	2,991,638
Unvested restricted stock units	1,476,715	20,072

Total	9,466,261	3,011,710

(6) ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	As of March 31, 2024 (Unaudited)	As of December 31, 2023
Accrued contract manufacturing costs	$502	$1,627
Accrued compensation	587	1,663
Accrued other	627	370

Total accrued expenses	$1,716	$3,660

(7) PROPERTY AND EQUIPMENT, NET

The following summarizes the components of property and equipment (in thousands):

	As of March 31, 2024 (Unaudited)	As of December 31, 2023
Lab equipment	$706	$706
Leasehold improvements	1,090	1,090
Computer hardware and software	150	141
Furniture and fixtures	160	160

Property and equipment, gross	2,106	2,097
Less: Accumulated depreciation and amortization	(779)	(665)

Property and equipment, net	$1,327	$1,432

Depreciation and amortization expense for the three months ended March 31, 2024 and 2023 was $114,000 and $98,000, respectively.

(8) COMMITMENTS AND CONTINGENCIES

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs because of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of March 31, 2024.

(9) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 20, 2024, the date the financials were available to be issued.

In May 2024, the Company entered into a definitive merger agreement with Reneo Pharmaceuticals, Inc. (Nasdaq: RPHM) (“Reneo”) to combine the Company with Reneo in an all-stock transaction. The combined company will focus on advancing OnKure’s pipeline candidates. Upon completion of the transaction, the combined company is expected to operate under the name OnKure Therapeutics, Inc., and trade on the Nasdaq Global Market under the ticker symbol “OKUR”.

In connection with the transaction, Reneo has entered into a subscription agreement for a $65 million private investment in public equity (PIPE) financing expected to close concurrently with the closing of the merger, with a group of institutional investors.

Pre-merger Reneo stockholders are expected to own approximately 31% of the combined company, and pre-merger Company stockholders are expected to own approximately 69% of the combined company, upon the closing of the merger, exclusive of the PIPE financing.

The transaction is expected to close in 2024, subject to customary closing conditions, including approval by the stockholders of each company.

In June 2024, the Company entered into Convertible Promissory Note agreements with certain of its existing investors for up to $12.0 million. At close, the company received total proceeds of $6.0 million and may draw up to an additional $6.0 million in the event the merger with Reno has not closed by September 30, 2024. The Convertible Promissory Notes bear interest rates from 6% to 8% per annum. All unpaid principal and accrued interest are due in December 2025, unless earlier converted. No principal or interest is due until maturity.

The unpaid notes will automatically convert into shares issued in the concurrent PIPE financing at the price per share paid by investors in the concurrent PIPE financing. In the event that the notes have not been converted before a certain date, the note holders have the option to convert the outstanding notes into Series C Preferred stock at a discount. In the event that the company completes a qualified financing, as defined, and the notes have not been converted before a certain date the notes will automatically convert on a qualified financing at a discount.

ANNEX A: MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

by and among

RENEO PHARMACEUTICALS, INC.

RADIATE MERGER SUB I, INC.

RADIATE MERGER SUB II, LLC

and

ONKURE, INC.

Dated as of May 10, 2024

-i-

(continued)

-ii-

(Continued)

Exhibit A	Form of Parent Amended Charter
Exhibit B	Form of Parent Amended Bylaws
Exhibit C	Form of Reneo Support Agreement
Exhibit D	Form of OnKure Support Agreement
Exhibit E	Form of Lock-Up Agreement
Exhibit F	Form of Subscription Agreement
Exhibit G	Form of Restated Certificate of Formation
Exhibit H	Form of Restated Limited Liability Company Agreement
Exhibit I	Form of Company Charter Amendment

-iii-

INDEX OF DEFINED TERMS

Definition	Location
280G Analysis	5.26
2023 Company Balance Sheet	4.6(a)
2024 Company Balance Sheet	4.6(a)
2024 Equity Incentive Plan	1.1(a)
2024 Equity Incentive Plan Proposal	Recitals
2024 ESPP	1.1(b)
2024 ESPP Proposal	Recitals
Acceptable Confidentiality Agreement	1.1(c)
Accounting Firm	3.7(e)
Acquisition Inquiry	1.1(d)
Acquisition Proposal	1.1(e)
Action	4.9
Additional Subscription Agreements	7.17(a)
Affiliate	1.1(f)
Agreement	Preamble
Allocation Certificate	7.13
Anticipated Closing Date	3.7(a)
Book-Entry Shares	3.4(b)
Business Day	1.1(g)
Carve-Out Percentage	3.1(a)(i)(A)
Cash Determination Time	3.7(a)
Certificates	3.4(b)
Charter Amendment Proposals	Recitals
Clinical Trials	4.11(d)
Closing	2.3
Closing Date	2.3
Code	Recitals
Common Stock Exchange Ratio	3.1(a)(i)
Company	Preamble
Company 2023 Financial Statements	7.18
Company Benefit Plans	1.1(h)
Company Board	Recitals
Company Board Adverse Recommendation Change	7.2(d)
Company Board Recommendation	7.2(d)
Company Budget	6.2(b)(vi)
Company Bylaws	4.1(b)
Company Capital Stock	1.1(i)
Company Capitalization Representation	1.1(j)
Company Charter	4.1(b)
Company Charter Amendment	8.1(e)
Company Class A Common Stock	4.2(a)
Company Class B Common Stock	4.2(a)
Company Common Stock	1.1(k)
Company Common Value Per Share	3.1(a)(i)(B)
Company Disclosure Letter	Article IV
Company Equity Plans	1.1(l)
Company Facilities	4.18(b)
Company Financial Statements	4.6(a)
Company Fundamental Representations	1.1(m)

-iv-

Definition	Location
Company Interim Financial Statements	4.6(a)
Company Intervening Event	1.1(n)
Company Leases	4.18(b)
Company Material Adverse Effect	4.1(a)
Company Material Contracts	4.16(a)
Company Measurement Date	4.2(a)
Company Notice Period	7.2(c)
Company Options	1.1(o)
Company Outstanding Common Stock Shares	3.1(a)(i)(C)
Company Outstanding Preferred Stock Shares	3.1(a)(i)(D)
Company Owned IP	1.1(p)
Company Preferred Stock	1.1(q)
Company Privacy Laws	4.19(g)
Company Products	4.11(c)
Company Registered IP	4.19(a)
Company RSUs	1.1(r)
Company Series C Preferred Stock	4.2(a)
Company Stock Awards	4.2(c)
Company Stockholder Approval	Recitals
Company Stockholder Written Consent	Recitals
Company Support Agreements	Recitals
Company Termination Fee	9.3(d)
Company Triggering Event	1.1(s)
Company Valuation	3.1(a)(i)(E)
Company Worker	4.13(a)
Concurrent PIPE Investment	Recitals
Confidentiality Agreement	1.1(t)
Contract	4.5(a)
control	1.1(u)
Controlled Group	1.1(v)
Converted Parent Option	3.3(a)
Converted Parent RSU	3.2
CRO	1.1(w)
D&O Indemnified Parties	7.5(a)
Delaware Secretary of State	2.4(a)
Delivery Date	3.7(a)
DGCL	Recitals
Dispute Notice	3.7(b)
Dissenting Shares	3.6
Employment Practices	4.13(b)
End Date	9.1(b)
Environmental Law	1.1(x)
Equity Plan Proposals	Recitals
ERISA	1.1(y)
Exchange Act	4.5(b)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratios	1.1(z)
Excluded Shares	3.1(a)(iii)
FDA	4.11(c)
FDA Ethics Policy	4.11(j)

-v-

Definition	Location
FDCA	1.1(cc)
Final Parent Net Cash	3.7(c)
First Certificate of Merger	2.4(a)
First Effective Time	2.4(a)
First Merger	Recitals
Form S-4	7.1(a)
GAAP	4.6(a)
Governmental Entity	4.5(b)
Hazardous Substance	1.1(aa)
HCP	1.1(bb)
Health Care Laws	1.1(cc)
Information Statement	7.2(a)
Intellectual Property Rights	1.1(dd)
Intended Tax Treatment	Recitals
In-The-Money Company Option	1.1(ee)
Investor Agreements	7.11
IRCA	4.13(m)
IRS	1.1(ff)
knowledge	1.1(gg)
Law	1.1(hh)
Leerink Partners	5.23
Liens	4.5(a)
Lock-Up Agreement	Recitals
Material Parent Registered IP	5.19(a)
Merger Consideration	3.1(a)(i)
Merger Sub I	Preamble
Merger Sub II	Preamble
Nasdaq	1.1(ii)
Nasdaq Issuance Proposal	Recitals
Nasdaq Listing Application	7.8
Nasdaq Reverse Stock Split	1.1(jj)
Net Cash	1.1(kk)
Ordinary Course Agreement	4.15(g)
Parent	Preamble
Parent Allocation Percentage	3.1(a)(i)(F)
Parent Amended Bylaws	Recitals
Parent Amended Charter	Recitals
Parent Balance Sheet	5.7
Parent Benefit Plans	1.1(ll)
Parent Board	Recitals
Parent Board Adverse Recommendation Change	7.3(c)
Parent Board Recommendation	7.3(c)
Parent Capitalization Representation	1.1(mm)
Parent Class A Common Stock	1.1(nn)
Parent Class B Common Stock	1.1(oo)
Parent Common Stock	1.1(nn)
Parent Common Stock Issuance	5.4(a)
Parent Disclosure Letter	Article V
Parent Equity Plans	1.1(qq)
Parent ESPP	7.14(c)
Parent Facilities	5.18(b)

-vi-

Definition	Location
Parent Fundamental Representations	1.1(rr)
Parent Intervening Event	1.1(ss)
Parent Leases	5.18(b)
Parent Legacy Assets	1.1(tt)
Parent Legacy Business	1.1(tt)
Parent Material Adverse Effect	5.1(a)
Parent Material Contracts	5.16(a)
Parent Measurement Date	5.2(a)
Parent Net Cash Calculation	3.7(a)
Parent Net Cash Schedule	3.7(a)
Parent Notice Period	7.3(d)
Parent Options	1.1(uu)
Parent Outstanding Shares	3.1(a)(i)(G)
Parent Owned IP	1.1(vv)
Parent Preferred Stock	5.2(a)
Parent Privacy Laws	5.19(g)
Parent Products	5.11(c)
Parent RSUs	1.1(ww)
Parent SEC Documents	5.6(a)
Parent Stockholder Approval	5.4(a)
Parent Stockholder Meeting	7.3(a)
Parent Stockholder Proposals	7.3(a)
Parent Termination Fee	9.3(b)
Parent Triggering Event	1.1(xx)
Parent Valuation	3.1(a)(i)(H)
Parent Value Per Share	3.1(a)(i)(I)
Parent Worker	5.13(a)
Party	Preamble
PBGC	4.12(d)
Permits	4.10
Permitted Liens	4.18(a)
Person	1.1(yy)
Personal Information	4.19(g)
Post-Closing Company Common Stock Shares	3.1(a)(i)(K)
Post-Closing Company Shares	3.1(a)(i)(J)
Post-Closing Parent Shares	3.1(a)(i)(M)
Post-Closing Company Preferred Stock Shares	3.1(a)(i)(L)
Pre-Closing Period	6.1(a)
Pre-Closing Tax Period	1.1(zz)
Preferred Stock Exchange Ratio	3.1(a)(i)
Proxy Statement	7.1(a)
Registration Statement	7.1(a)
Representative	1.1(aaa)
Required Parent Stockholder Approvals	5.4(a)
Response Date	3.7(b)
Restated Certificate of Formation	2.8(a)
Restated Limited Liability Company Agreement	2.8(b)
Reverse Stock Split Proposal	Recitals
Safety Notices	4.11(h)
Sarbanes-Oxley Act	5.6(a)
SEC	1.1(bbb)

-vii-

Definition	Location
Second Certificate of Merger	2.4(b)
Second Effective Time	2.4(b)
Second Merger	Recitals
Securities Act	4.5(b)
Stockholder Notice	7.2(b)
Straddle Period	7.9(d)
Subscription Agreement	Recitals
Subsequent Transaction	1.1(ccc)
Subsidiary	1.1(ddd)
Superior Offer	1.1(eee)
Surviving Company	2.2(a)
Surviving Entity	2.2(b)
Takeover Laws	4.21
Tax Action	4.15(d)
Tax Counsel	7.9(b)
Tax Return	1.1(fff)
Taxes	1.1(ggg)
Trade Secret	1.1(dd)
Transaction Litigation	7.4(c)
Transactions	1.1(hhh)
Transfer Taxes	7.9(c)
Treasury Regulations	1.1(iii)
Treasury Stock Method	3.1(a)(i)(N)
WARN Act	4.13(f)
Withholding Agent	3.5

-viii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2024, by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, “Merger Subs”) and OnKure, Inc., a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Parent and the Company intend to effect a merger of Merger Sub I with and into the Company (the “First Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the First Merger, Merger Sub I will cease to exist and the Company will become a direct, wholly-owned subsidiary of Parent. As promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”) in accordance with this Agreement and the DGCL. Upon consummation of the Second Merger, the surviving corporation of the First Merger will cease to exist and Merger Sub II will continue as a direct, wholly-owned subsidiary of Parent;

WHEREAS, the Parties intend that (i) the Mergers together constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that shall qualify as a single “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”) and (ii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Transactions;

WHEREAS, the Company Board has approved this Agreement and the Mergers, with the Company continuing as the Surviving Company (as defined below) after the First Effective Time (as defined below), pursuant to which each share of Company Capital Stock shall be converted into the right to receive a number of shares of Parent Class A Common Stock (as defined below) or Parent Class B Common Stock (as defined below), and Merger Sub II continuing as the Surviving Entity (as defined below) after the Second Effective Time (as defined below) as provided in Section 3.1(a)(i), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub I is a newly incorporated Delaware corporation and Merger Sub II is a newly formed Delaware limited liability company, in each case, that is wholly-owned by Parent, and has been incorporated or formed for the sole purpose of effecting the Merger;

WHEREAS, effective as of the First Effective Time, the certificate of incorporation and bylaws of Parent shall be amended and restated in the form attached hereto as Exhibit A and Exhibit B, respectively (respectively, with such changes as may be mutually agreed between Parent and the Company, the “Parent Amended Charter” and the “Parent Amended Bylaws”) to contemplate a name change;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to this Agreement, (iii) determined and declared that the Charter Amendment Proposals (as defined below) are advisable and in the best interests of Parent and its stockholders, (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in connection with the First Merger and the Concurrent PIPE Investment (as defined below) in accordance with Nasdaq Listing Rule 5635 (the “Nasdaq Issuance Proposal”) and (v) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, as promptly as practicable after the forms thereof are mutually agreed to by Parent and the Company, that the stockholders of Parent vote to approve (a) one or more amendments to Parent’s certificate of incorporation to effect the Nasdaq Reverse Stock Split (the “Reverse Stock Split Proposal”), (b) the Parent Amended Charter (together with the Reverse Stock Split Proposal, the “Charter Amendment Proposals”) and to take formal action to approve, adopt and declare advisable such final form of the Parent Amended Charter, (c) the adoption of the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan Proposal”) and (d) the adoption of the 2024 ESPP (the “2024 ESPP Proposal”, and together with the 2024 Equity Incentive Plan Proposal, the “Equity Plan Proposals”);

WHEREAS, the boards of directors or members, as applicable, of each Merger Sub has (i) determined that the Transactions are fair to, advisable and in the best interests of such Merger Sub and its sole stockholder or sole member, (ii) approved and declared advisable this Agreement and the Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder or member, as applicable, of such Merger Sub votes to adopt this Agreement and thereby approve the Transactions;

WHEREAS, Parent, the Merger Subs and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Parent Disclosure Letter have (following Parent Board approval thereof) entered into Parent Support Agreements, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit C (the “Parent Support Agreements”), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of the Parent Stockholder Proposals;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement of Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter have (following Company Board approval thereof) entered into Company Support Agreements, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit D (the “Company Support Agreements”), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit E (the “Lock-Up Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Company’s willingness to enter into this Agreement, the continuing executive officers of Parent

(if any) and the continuing members of the Parent Board listed on Section B of the Parent Disclosure Letter are executing the Lock-Up Agreement;

WHEREAS, it is expected that no later than the fifth Business Day after the Registration Statement is declared effective under the Securities Act, holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Transactions as required under the DGCL and the Company Charter and Company Bylaws will execute an action by written consent in form and substance reasonably acceptable to Parent (the “Company Stockholder Written Consent”) adopting this Agreement and approving the Company Charter Amendment, including by the holders of (i) at least a majority of the voting power of outstanding shares of Company Class A Common Stock and Company Series C Preferred Stock, voting together as a single class, and (ii) at least a majority of the outstanding shares of Company Series C Preferred Stock, voting as a separate class, approving and adopting this Agreement (together, subclauses (i) and (ii), the “Company Stockholder Approval”), in each case that are outstanding on the record date for the Company Stockholder Written Consent; and

WHEREAS, concurrently with the execution of this Agreement, certain investors have entered into stock purchase agreements representing an aggregate commitment of not less than $60,000,000 in substantially the form attached hereto as Exhibit F (collectively, the “Subscription Agreement”), pursuant to which such Persons will, subject to the terms and conditions set forth therein, subscribe and purchase a number of shares of Parent Common Stock immediately following the Closing (the “Concurrent PIPE Investment”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, the Merger Subs and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For purposes of this Agreement:

(a) “2024 Equity Incentive Plan” means an equity incentive plan of Parent in form and substance as determined by the Company (subject to Parent’s approval, not to be unreasonably withheld, conditioned or delayed), reserving for issuance a number of shares of Parent Common Stock to be determined by the Company in consultation with Parent.

(b) “2024 ESPP” means an “employee stock purchase plan” of Parent in form and substance as determined by the Company (subject to Parent’s approval, not to be unreasonably withheld, conditioned or delayed), reserving for issuance a number of shares of Parent Common Stock to be determined by the Company in consultation with Parent.

(c) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use, including the term thereof, shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(d) “Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal, other than the Concurrent PIPE Investment.

(e) “Acquisition Proposal” means, other than the Transactions or the exercise or conversion of equity interests outstanding on the date of this Agreement, any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates, on the one hand, or by or on behalf of the Company or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to, in a single transaction or series of related transactions, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of a Party or any of its Subsidiaries (whether based on the fair market value or revenue generation) or 20% or more of any class of equity or voting securities of a Party or any class of equity or voting securities of any Subsidiary or Subsidiaries of a Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party (whether based on the fair market value or revenue generation), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Person or group beneficially owning 20% or more of any class of equity or voting securities of a Party or any class of equity or voting securities of any Subsidiary or Subsidiaries of a Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party (whether based on the fair market value or revenue generation), or (iii) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its Subsidiaries pursuant to which any Person or group would own, directly or indirectly, 20% or more of the aggregate voting power of the surviving entity in a merger involving a Party or the resulting direct or indirect parent of such Party or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power) after giving effect to the consummation of such transaction.

(f) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

(g) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized or required by applicable Law to be closed.

(h) “Company Benefit Plans” means (i) all “employee benefit plans” (as defined in section 3(3) of ERISA, whether or not subject to ERISA); (ii) all compensatory stock purchase, stock option, restricted stock, restricted stock unit, phantom stock or other equity-based compensation, severance, employment, consulting, retention, change-in-control compensation, fringe benefit, bonus, incentive, commission, deferred compensation, retirement, pension, profit-sharing, health or welfare plans, contracts, programs, funds or arrangements of any kind; and (iii) all other employee benefit and compensation plans, contracts, programs, funds or other arrangements (whether formal or informal, written or oral) and any trust, escrow or similar agreement related thereto, whether or not funded, in each case, in respect of any current or former employee, director, officer or other individual service provider of the Company (A) that are sponsored, maintained or contributed to (or required to be contributed to), by the Company or any member of its Controlled Group or (B) to which the Company or any member of its Controlled Group is required to make payments, transfers or contributions or with respect to which the Company or any member of its Controlled Group otherwise has any current or contingent liability or obligation (but not including any benefit plan, program or arrangement administered, sponsored or maintained by any Governmental Entity).

(i) “Company Capital Stock” means the shares of Company Common Stock and Company Preferred Stock.

(j) “Company Capitalization Representation” means the representations and warranties of the Company set forth in Section 4.2(a).

(k) “Company Common Stock” means the shares of common stock of the Company with a par value per share of $0.0001, including the Company Class A Common Stock and Company Class B Common Stock.

(l) “Company Equity Plans” means the Company 2023 RSU Equity Incentive Plan, the Company 2021 Stock Incentive Plan and the Company 2011 Stock Incentive Plan, in each case, as may be amended from time to time.

(m) “Company Fundamental Representations” means each of the representations and warranties of the Company set forth in Section 4.1, Section 4.3, Section 4.4 and Section 4.25.

(n) “Company Intervening Event” means any event, development, occurrence, circumstance, change or effect occurring after the date of this Agreement that has a material positive effect on the financial condition or results of operations of the Company: (i) that was not known to the Company Board prior to the date of this Agreement, and the material consequences of which (based on facts known to members of the Company Board as of the date of this Agreement) were not reasonably foreseeable as of the date of this Agreement but become known to the Company Board prior to the receipt of the Company Stockholder Approval, and (ii) that does not relate to any Acquisition Proposal, Acquisition Inquiry or Superior Offer; provided, however, that any event, development, occurrence, circumstance, change or effect related to any of the following shall not be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Company Intervening Event: (A) any breach of this Agreement by the Company; (B) any event, development, occurrence, circumstance, change or effect resulting from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions, including the identity of, or events, developments, occurrences, circumstances, changes or effects relating to, Parent or any of its Affiliates; (C) the fact that the Company has exceeded or met any projections, forecasts, cost savings or earnings predictions or expectations of the Company on or after the date of this Agreement (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof); or (D) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

(o) “Company Options” means options to purchase shares of Company Class A Common Stock issued by the Company pursuant to the Company Equity Plans.

(p) “Company Owned IP” means all Intellectual Property Rights owned by the Company in whole or in part.

(q) “Company Preferred Stock” means the shares of preferred stock of the Company with a par value per share of $0.0001, including the Company Series C Preferred Stock.

(r) “Company RSUs” means all restricted stock units corresponding to shares of Company Preferred Stock issued pursuant to a Company Equity Plan.

(s) “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, or (ii) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

(t) “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of January 24, 2024, between the Company and Parent.

(u) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(v) “Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the applicable Person or (ii) which together with such Person is treated as a single employer under Section 414(t) of the Code.

(w) “CRO” means a Person (including a commercial, academic or other organization) contracted by a sponsor to perform one or more of a sponsor’s Clinical Trial-related duties and functions, including those defined in (i) 21 C.F.R. Part 312.3(b); (ii) ICH GCP E6; and (iii) foreign equivalents of the foregoing, each as may be amended from time to time.

(x) “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(y) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(z) “Exchange Ratios” means the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratio.

(aa) “Hazardous Substance” means any substance, material or waste listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum or petroleum-derived products, radon, radioactive materials or wastes, medical wastes, asbestos in any form, lead or lead-containing materials, and polychlorinated biphenyls.

(bb) “HCP” means any Person performing any professional medical, laboratory or research services, nursing services, behavioral health or other clinical services, including any research investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, healthcare provider, therapist, mental health coach or other similar practitioner that is classified as a health care professional under applicable Law.

(cc) “Health Care Laws” means all health care Laws to the extent applicable to a Party, the Company Products, the Parent Products or a Party’s activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act (“FDCA”) and its implementing regulations, including 21 C.F.R. Parts 11, 50, 54, 56, and 312; the Public Health Service Act (42 U.S.C. § 201 et seq.), the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); the Eliminating Kickbacks in Recovery Act (18 U.S.C. § 220); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the anti-fraud provisions of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the exclusion Laws (42 U.S.C. § 1320a-7); 18 U.S.C. § 1035; Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); the International Conference on Harmonisation Consolidated Guidance on Good Clinical Practice E6(R2); and all requirements of Good Clinical Practice and

Good Laboratory Practices under applicable Laws; any regulations and guidance promulgated pursuant to such Laws; and any other state, federal or ex-U.S. Laws or regulations equivalent to the foregoing Laws and regulations or otherwise governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of drug, biologic and device products, kickbacks, interactions with health care professionals, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, the conduct of research-related operations, including Clinical Trials and the reporting of results thereof, the conduct of laboratory operations including the ownership, licensure, accreditation and operation of laboratory facilities and the collection, sampling, handling, testing, storing, possessing, using, importing, exporting, disposing and transporting of any regulated materials, quality, safety, or any other aspect of providing health care, products or services, but in each case excluding Company Privacy Laws and Parent Privacy Laws.

(dd) “Intellectual Property Rights” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including such rights in all of the following, in each case, to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, industrial designs, utility models and any similar or equivalent statutory rights with respect to the protection of inventions and all applications for any of the foregoing, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions, reexaminations thereof, other pre-grant/issue and post-grant/issue forms thereof; and all documentation and embodiments of the foregoing; (iii) copyrights (registered and unregistered) and applications for registration thereof; (iv) confidential information and data, know-how, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know how, customer lists, software and technical information, in each case to the extent any of the foregoing is not generally known, derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and has been subject to reasonable efforts to keep it secret (“Trade Secrets”); (v) any other intellectual property rights of any kind or nature; and (vi) moral and economic rights of authors and inventors in any of the foregoing.

(ee) “In-The-Money Company Option” means a Company Option with a per-share exercise price, determined on an iterative basis, of less than the Company Common Value Per Share.

(ff) “IRS” means the United States Internal Revenue Service.

(gg) “knowledge” of any Party means (i) the actual knowledge of any executive officer of such Party or other officer having primary responsibility for the relevant matter or any employee consultant or interim officer serving similar roles (ii) any fact or matter which any such Person could be expected to discover or otherwise become aware of after reasonable inquiry, consistent with such Person’s title and responsibilities, concerning the existence of the relevant matter.

(hh) “Law” means any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any Governmental Entity.

(ii) “Nasdaq” means the Nasdaq Stock Market, LLC.

(jj) “Nasdaq Reverse Stock Split” means a reverse stock split of all issued shares of Parent Common Stock at a reverse stock split ratio as determined by the Company in consultation with Parent (subject to Parent’s approval not to be unreasonably withheld, conditioned or delayed) that is effectuated by Parent.

(kk) “Net Cash” means, without duplication, and measured as of the Cash Determination Time (i) Parent’s consolidated cash (excluding restricted cash), cash equivalents, marketable securities and short-term investments (less the cost to repatriate any such amounts held by any non-U.S. Subsidiary of Parent), plus (ii) all of Parent’s consolidated prepaid expenses, deposits, receivables (including insurance recoveries), and restricted cash that Parent and the Company mutually agree acting reasonably will be useable by or available to Parent or its Subsidiaries within 90 days of Closing, plus (iii) the portion of amounts paid by Parent prior to the Cash Determination Time under the Contracts (or successor Contracts) set forth on Section 7.11(b) of the Parent Disclosure Letter under the heading Retained Systems and Software and labeled for renewal that are allocable to the period following Closing (pro-rated by day), minus (iv) the sum of Parent’s short-term and long-term liabilities, whether accrued or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP (and which shall include all indebtedness for borrowed money, accounts payable and any amounts remaining or payable under any leases) and, including, to the extent unpaid as of the Cash Determination Time, the fees and expenses incurred by Parent and Merger Sub in connection with the Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Transactions, including (A) any fees and expenses of legal counsel and accountants, (B) the maximum amount of fees and expenses payable to financial advisors, investment bankers and brokers, (C) the amounts outstanding and payable to Tax advisors, transfer agents, proxy solicitors and other advisors of Parent, (D) the fees and expenses for the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC, (E) the fees and expenses incurred in connection with the engagement and services of the Exchange Agent, (F) any filing fees payable in respect of the Nasdaq Listing Application, (G) 50% the fees incurred by Parent pursuant to Section 7.4(a) and Section 7.4(b), if any; and (H) the premiums, commissions and other fees paid or payable in connection with obtaining Parent’s D&O tail policy as set forth in Section 7.5(d), minus (v) to the extent then payable (other than in shares of Parent Common Stock that are or will be included in the calculation of Parent Outstanding Shares) at the Closing, and not yet paid, any and all liabilities of Parent to any of its employees (including change of control payments, retention payments, severance payments, payments due in connection with Parent Option exercises and Parent RSU vesting that have occurred prior to or occur in connection with the Closing, and any employer-side portion of any applicable payroll or similar Taxes owed in connection with the foregoing payments to employees), minus (vi) to the extent payable in cash after the Closing, any and all liabilities of Parent to any of its employees that constitute (A) severance payments that are due and payable after the Closing solely as a result of a termination of service with Parent or any of its Subsidiaries prior to or in connection with the Closing (but not, for purposes of clarity, as a result of any severance payments that may become due solely as a result of a termination of service after the Closing) and (B) retention payments that could become payable to employees of Parent or its Subsidiaries within six months after the Closing as a result of Parent Benefit Plans in effect as of the Closing, minus (vii) the actual costs (including Taxes), or, to the extent not available as of the Cash Determination Time, the mutually agreed estimate for costs (including Taxes) (such agreement not to be unreasonably withhold, conditioned or delayed) associated with the winding down of the Parent Legacy Business, minus (viii) any Transfer Taxes allocated to Parent pursuant to Section 7.9(c), minus (ix) the aggregate amount of unpaid Taxes of Parent (which shall not be less than zero) for any Pre-Closing Tax Period computed in accordance with past practice and applicable Law, and taking into account Tax payments, overpayments of Taxes, and all applicable deductions, including any such items arising in connection with the Transactions, in each case, to the extent allocable to a Pre-Closing Tax Period following the allocation methodology set forth in Section 7.9(d) with respect to any Straddle Period and which (and only to the extent) the parties mutually agree will result in an actual reduction of any such unpaid Taxes (taking into account any costs of pursuing and obtaining such reduction); provided, however, in determining the amount of “Net Cash” and notwithstanding the foregoing provisions of this definition, the following fees and expenses incurred by Parent or its Subsidiaries shall be excluded (A) any banker and placement agent fees and expenses associated with the Concurrent PIPE Investment, (B) any Transfer Taxes allocated to the Company pursuant to Section 7.9(c), (C) 50% of the fees incurred by Parent pursuant to Section 7.4(a) and Section 7.4(b), if any and (D) liabilities that are contingent as of the Cash Determination Time, that are not (and reserves for which are not) required to be set forth on a balance sheet prepared in accordance with GAAP and that are not otherwise specified herein, and (E) the value of any settlement or judgment that is not agreed or imposed prior to the Cash Determination Time related to stockholder litigation arising out of or in connection with the Transactions. Set forth on Section 1.1(kk) of the Parent Disclosure Letter is an illustrative example of the calculation of Net Cash.

(ll) “Parent Benefit Plans” means (i) all “employee benefit plans” (as defined in section 3(3) of ERISA, whether or not subject to ERISA); (ii) all compensatory stock purchase, stock option, restricted stock, restricted stock unit, phantom stock or other equity-based compensation, severance, employment, consulting, retention, change-in-control compensation, fringe benefit, bonus, incentive, commission, deferred compensation, retirement, pension, profit-sharing, health or welfare plans, contracts, programs, funds or arrangements of any kind; and (iii) all other employee benefit and compensation plans, contracts, programs, funds or other arrangements (whether formal or informal, written or oral) and any trust, escrow or similar agreement related thereto, whether or not funded, in each case, in respect of any current or former employee, director, officer or other individual service provider of Parent (A) that are sponsored, maintained or contributed to (or required to be contributed to), by Parent or any member of its Controlled Group or (B) to which Parent or any member of its Controlled Group is required to make payments, transfers or contributions or with respect to which the Company or any member of its Controlled Group otherwise has any current or contingent liability or obligation (but not including any benefit plan, program or arrangement administered, sponsored or maintained by any Governmental Entity).

(mm) “Parent Capitalization Representation” means the representations and warranties of Parent and Merger Subs set forth in Section 5.2(a) and Section 5.2(e).

(nn) “Parent Class A Common Stock” means the Class A voting common stock of Parent with a par value per share of $0.0001, as set forth in the Parent Amended Charter.

(oo) “Parent Class B Common Stock” means the Class B convertible non-voting common stock of Parent with a par value per share of $0.0001, as set forth in the Parent Amended Charter.

(pp) “Parent Common Stock” means (i) prior to the effectiveness of the Parent Amended Charter, the outstanding shares of common stock of Parent with a par value per share of $0.0001, including and (ii) at and after the effectiveness of the Parent Amended Charter, collectively, the outstanding shares of Parent Class A Common Stock and Parent Class B Common Stock.

(qq) “Parent Equity Plans” means the Parent 2021 Equity Incentive Plan, the Parent 2014 Equity Incentive Plan and the Parent ESPP, in each case, as may be amended from time to time.

(rr) “Parent Fundamental Representations” means each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1, Section 5.3, Section 5.4, Section 5.5(a)(i) and Section 5.23.

(ss) “Parent Intervening Event” means any event, development, occurrence, circumstance, change or effect occurring after the date of this Agreement that has a material positive effect on the financial condition or results of operations of Parent and its Subsidiaries taken as a whole: (i) that was not known to the Parent Board prior to the date of this Agreement, and the material consequences of which (based on facts known to members of the Parent Board as of the date of this Agreement) were not reasonably foreseeable as of the date of this Agreement but become known to the Parent Board prior to the receipt of the Required Parent Stockholder Approvals, and (ii) that does not relate to any Acquisition Proposal, Acquisition Inquiry or Superior Offer; provided, however, that any event, development, occurrence, circumstance, change or effect related to any of the following shall not be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Parent Intervening Event: (A) any breach of this Agreement by Parent; (B) any event, development, occurrence, circumstance, change or effect resulting from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions, including the identity of, or events, developments, occurrences, circumstances, changes or effects relating to, the Company or any of its Affiliates; (C) the fact that Parent has exceeded or met any projections, forecasts, cost savings or earnings predictions or expectations of Parent on or after the date of this Agreement (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof); or (D) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

(tt) “Parent Legacy Assets” means all assets, technology and Intellectual Property Rights of Parent as they existed at any time prior to the date of this Agreement, including for purposes of clarity, the tangible and intangible assets, in each case to the extent primarily used in or primarily related to Parent’s mavodelpar program. The business of Parent with respect to the Parent Legacy Assets is referred to as the “Parent Legacy Business”.

(uu) “Parent Options” means options to purchase shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise (but for the avoidance of doubt, not including any purchase rights pursuant to the Parent ESPP).

(vv) “Parent Owned IP” means all Intellectual Property Rights owned by Parent in whole or in part.

(ww) “Parent RSUs” means all restricted stock units corresponding to shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise.

(xx) “Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4) or (d) unless otherwise requested by the Company, Parent shall have failed to publicly and without qualification recommend against any Acquisition Proposal within ten Business Days after the Company so requests in writing; provided that the Company may only make such request once with respect to any particular Acquisition Proposal or any material publicly announced or disclosed amendment or modification thereto.

(yy) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(zz) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and portion of any Straddle Period ending on (and including) the Closing Date.

(aaa) “Representative” means a Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(bbb) “SEC” means the Securities and Exchange Commission.

(ccc) “Subsequent Transaction” means any transaction or series of related transactions (other than the Concurrent PIPE Investment) involving an Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes).

(ddd) “Subsidiary” means, with respect to any Person, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such Person or any other Subsidiary of such Person is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such Person or by any one or more of such Person’s Subsidiaries, or by such Person and one or more of its Subsidiaries; or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such Person or by any one or more of such Subsidiaries, or by such Person and one or more of its Subsidiaries.

(eee) “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) of Section 6.4(a) and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement are more favorable, from a financial point of view, to the Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Transactions and (c) is reasonably capable of being completed on the terms proposed without unreasonable delay.

(fff) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to (or as directed by) any Governmental Entity or any other Person with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(ggg) “Taxes” means all U.S. federal, state and local and non-U.S. net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, imputed underpayment, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies in the nature of a Tax (whether imposed, assessed, determined, administered, enforced or collected directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto (or attributable to the nonpayment thereof).

(hhh) “Transactions” means the Mergers, the Company Charter Amendment, the Nasdaq Reverse Stock Split, the Concurrent PIPE Investment and the other transactions contemplated by this Agreement and the Subscription Agreement.

(iii) “Treasury Regulations” means final and temporary regulations issued under the Code.

Section 1.2 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Exhibit G and Exhibit H are hereby incorporated in and made a part of this Agreement as if set forth herein and all other Exhibits and Schedules annexed hereto or referred to herein, including the Company Disclosure Letter, are expressly excluded from what constitutes the “agreement of merger” for purposes of Title 8 of the Delaware Code. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to days mean calendar days unless otherwise specified. The phrase “made available” or similar phrases as used in this Agreement means that the subject documents were posted to the virtual data room maintained by such Party or its Representatives for purposes of the Transactions by 5:00 p.m. (Pacific Time) on the date that is at least two Business Days prior to the date hereof, or, in the case of Parent, publicly filed with the SEC by Parent.

Section 1.3 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

ARTICLE II

THE MERGER

Section 2.1 Formation of Merger Subs. Parent has caused each of Merger Sub I and Merger Sub II to be organized under the laws of the State of Delaware.

Section 2.2 The Mergers.

(a) First Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the First Effective Time, Merger Sub I shall be merged with and into the Company. Following the First Merger, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving company of the First Merger (the “Surviving Company”) and a direct, wholly-owned Subsidiary of Parent.

(b) Second Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Second Effective Time, the Surviving Company shall be merged with and into Merger Sub II. Following the Second Merger, the separate corporate existence of the Surviving Company shall cease, and Merger Sub II shall continue as the surviving entity of the Second Merger (the “Surviving Entity”) and a direct, wholly-owned Subsidiary of Parent.

Section 2.3 Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Mergers (the “Closing”) shall take place remotely by the electronic exchange of documents and signatures (for their electronically delivered counterparts and countersignatories), as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), unless another time, date and place is mutually agreed upon by Parent and the Company in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.4 Effective Times.(a) First Effective Time. Upon the terms and subject to the provisions of this Agreement, at the Closing, the Parties shall cause the First Merger to be consummated by executing, and the Company will file, a Certificate of Merger with respect to the First Merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as is required by, and executed in accordance with the relevant provisions of the DGCL. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time as Parent and the Company shall agree in writing and shall specify in the First Certificate of Merger (the time the First Merger becomes effective being the “First Effective Time”).

(b) Second Effective Time. Upon the terms and subject to the provisions of this Agreement, promptly after the First Effective Time, the Parties shall cause the Second Merger to be consummated by executing, and Merger Sub II will file, a Certificate of Merger with respect to the Second Merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, in such form as is required by, and executed in accordance with the relevant provisions of the DGCL. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time as Parent and the Company shall agree in writing and shall specify in the Second Certificate of Merger (the time the Second Merger becomes effective being the “Second Effective Time”).

Section 2.5 Effects of the Mergers.

(a) Effects of the First Merger. At and after the First Effective Time, the First Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Company.

(b) Effects of the Second Merger. At and after the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the Delaware Limited Liability Company Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of the Surviving Company and Merger Sub II shall vest in the Surviving Entity, and all debts, liabilities and duties of the Surviving Company and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

Section 2.6 Parent Governance.

(a) Parent Certificate of Incorporation. Parent shall cause the certificate of incorporation of Parent to be amended and restated in the form of the Parent Amended Charter as of immediately prior to the First Effective Time and as of the First Effective Time, the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the First Effective Time.

(b) Parent Bylaws. Parent shall cause the Bylaws of Parent to be amended and restated in the form of the Parent Amended Bylaws as of immediately prior to the First Effective Time, and as of the First Effective Time, the Bylaws of Parent shall be identical to the Bylaws of Parent immediately prior to the First Effective Time.

(c) Board of Directors. The Parties shall take all action necessary (including, to the extent necessary, procuring the resignation of any directors on the Parent Board immediately prior to the First Effective Time) so that, as of the First Effective Time, the number of directors that comprise the full Board of Directors of Parent shall be eight (or such other number of directors as Parent and the Company may mutually agree), and such Board of Directors shall upon the First Effective Time initially consist of the Persons set forth in Section 2.6(c) of the Parent Disclosure Letter, which each Person shall be appointed to the particular class set forth on such schedule.

(d) Parent Officers. The Parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any officers of Parent immediately prior to the First Effective Time) so that, as of the First Effective Time, the Parent officers shall initially consist of the Persons set forth in Section 2.6(d) of the Parent Disclosure Letter.

Section 2.7 Surviving Company Governance.

(a) Surviving Company Certificate of Incorporation. The Certificate of Incorporation of the Company in effect at the First Effective Time shall remain the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with applicable Law.

(b) Surviving Company Bylaws. At the First Effective Time, the Bylaws of the Surviving Company shall be amended and restated to read in their entirety as the Bylaws of Merger Sub I as in effect immediately prior to the First Effective Time (except that references to the name of Merger Sub I shall be replaced with references to the name of the Surviving Company), and, as so amended and restated, shall be the Bylaws of the Surviving Company until thereafter amended in accordance with applicable Law.

(c) Surviving Company Directors. The directors of the Company immediately prior to the First Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(d) Surviving Company Officers. The officers of the Company immediately prior to the First Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.8 Surviving Entity Governance.

(a) Surviving Entity Certificate of Formation. At the Second Effective Time, the Certificate of Formation of the Surviving Entity shall be amended and restated as of the Second Effective Time to be substantially in the form attached hereto as Exhibit G (the “Restated Certificate of Formation”), until thereafter amended in accordance with applicable Law.

(b) Surviving Entity Limited Liability Company Agreement. At the Second Effective Time, the limited liability company agreement of the Surviving Entity shall be amended and restated as of the Second Effective Time to be substantially in the form attached hereto as Exhibit H (the “Restated Limited Liability Company Agreement”), until thereafter amended in accordance with applicable Law.

(c) Surviving Entity Managing Member. Parent shall be the managing member (as defined in the Restated Limited Liability Company Agreement) of the Surviving Entity.

(d) Surviving Entity Officers. The officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the provisions of the limited liability company agreement of the Surviving Entity.

ARTICLE III

EFFECT ON THE EQUITY INTERESTS OF THE

CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I, the Company or the holders of any shares of capital stock of Parent, Merger Sub I or the Company:

(i) Subject to Section 3.4(f) and the terms below, each share of Company Capital Stock issued and outstanding immediately prior to the First Effective Time (other than any Excluded Shares or Dissenting Shares)

shall be converted into and become exchangeable for the right to receive, in exchange for (A) each share of Company Common Stock, a number of shares of Parent Class A Common Stock that is equal to the Common Stock Exchange Ratio and (B) each share of Company Preferred Stock, a number of shares of Parent Class A Common Stock that is equal to the Preferred Stock Exchange Ratio (the shares of Parent Class A Common Stock issuable pursuant to the foregoing clauses (A) and (B) and any shares of Parent Class B Common Stock issuable pursuant to the immediately following clause, the “Merger Consideration”); provided that, as set forth on Schedule 3.1(a)(i), certain holders of Company Capital Stock shall receive all or a portion of the Merger Consideration that they would otherwise receive in the form of Parent Class A Common Stock in an equal number of shares of Parent Class B Common Stock. As of the First Effective Time, all such shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration. For purposes of this Agreement, the “Common Stock Exchange Ratio” means, subject to Section 3.1(d), the ratio (rounded to six decimal places) equal to (1) the Post-Closing Company Common Stock Shares divided by (2) the Company Outstanding Common Stock Shares and the “Preferred Stock Exchange Ratio” means, subject to Section 3.1(d), the ratio (rounded to six decimal places) equal to (x) the Post-Closing Company Preferred Stock Shares divided by (y) the Company Outstanding Preferred Stock Shares, in each case, in which:

(A) “Carve-Out Percentage” means 5.0%.

(B) “Company Common Value Per Share” equals (x) the Company Valuation multiplied by the Carve-Out Percentage divided by (y) the number of Company Outstanding Common Stock Shares.

(C) “Company Outstanding Common Stock Shares” means, subject to Section 3.1(d), and excluding any Excluded Shares, the total number of shares of Company Common Stock outstanding on a fully diluted basis immediately prior to the First Effective Time, determined using the Treasury Stock Method. Notwithstanding the foregoing, Company Outstanding Common Stock Shares shall be calculated excluding any securities issued in a Pre-Closing Financing. For such purposes a “Pre-Closing Financing” shall mean any bona fide financing undertaken by the Company prior to the Closing for capital raising purposes in compliance with the terms of this Agreement.

(D) “Company Outstanding Preferred Stock Shares” means, subject to Section 3.1(d), and excluding any Excluded Shares, the total number of shares of Company Preferred Stock outstanding on a fully diluted basis immediately prior to the First Effective Time, determined using the Treasury Stock Method. Notwithstanding the foregoing, Company Outstanding Preferred Stock Shares shall be calculated excluding any securities issued in a Pre-Closing Financing.

(E) “Company Valuation” means $170,000,000.

(F) “Parent Allocation Percentage” means the quotient determined by dividing (1) the Parent Valuation by (2) the sum of (x) the Parent Valuation and (y) the Company Valuation.

(G) “Parent Outstanding Shares” means, subject to Section 3.1(d) (including taking into account the effects of the Nasdaq Reverse Stock Split and excluding any Excluded Shares), the total number of shares of Parent Common Stock outstanding immediately prior to the First Effective Time, determined using the Treasury Stock Method. For clarity, no shares issued in connection with the Concurrent PIPE Investment shall be included in the Parent Outstanding Shares.

(H) “Parent Valuation” means (x) $75,000,000 plus (y) the amount (if any) by which the Final Parent Net Cash is greater than $61,000,000 minus (z) the amount (if any) by which the Final Parent Net Cash is less than $59,000,000. For purposes of clarity, if the Final Parent Net Cash is equal to or greater than $59,000,000 and less than or equal to $61,000,000, the Parent Valuation shall be $75,000,000.

(I) “Parent Value Per Share” equals the Parent Valuation divided by the number of Parent Outstanding Shares.

(J) “Post-Closing Company Shares” means (1) the Post-Closing Parent Shares minus (2) Parent Outstanding Shares.

(K) “Post-Closing Company Common Stock Shares” means the product determined by multiplying (1) the Post-Closing Company Shares by (2) the Carve-Out Percentage.

(L) “Post-Closing Company Preferred Stock Shares” means (1) the Post-Closing Company Shares minus (2) the Post-Closing Company Common Stock Shares.

(M) “Post-Closing Parent Shares” means the quotient determined by dividing (A) the Parent Outstanding Shares by (B) the Parent Allocation Percentage.

(N) “Treasury Stock Method” means the treasury stock method of accounting, determined by assuming, (1) in the case of Parent Outstanding Shares, the vesting, exercise, conversion and exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Parent Common Stock that are in-the-money determined on an iterative basis, including (x) the vesting and conversion of Parent RSUs that are outstanding immediately prior to the First Effective Time into shares of Parent Common Stock and (y) the vesting and exercise of outstanding and unexercised Parent Options with a per-share exercise price, determined on an iterative basis, of less than the Parent Value Per Share, (2) in the case of Company Outstanding Common Stock Shares, the vesting, exercise, conversion and exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Company Common Stock that are in-the-money determined on an iterative basis, including the vesting and exercise of outstanding and unexercised In-the-Money Company Options, and (3) in the case of Company Outstanding Preferred Stock Shares, the vesting, exercise, conversion and exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Company Preferred Stock that are in-the-money determined on an iterative basis, including the vesting and conversion of Company RSUs that are outstanding immediately prior to the First Effective Time and which are settleable for Company Preferred Stock. For the avoidance of doubt, the Treasury Stock Method shall exclude entirely (x) any Parent Options with a per-share exercise price, determined on an iterative basis, greater than the Parent Value Per Share and (b) any Company Options that are not In-the-Money Company Options.

Notwithstanding the foregoing calculations of Post-Closing Company Preferred Stock Shares and Post-Closing Company Common Stock Shares set forth in this Section 3.1(a), to the extent the product of (i) the Parent Value Per Share multiplied by (ii) the number of shares Parent Common Stock into which a share of Company Series C Preferred Stock or a Company RSU would have been exchanged in accordance with the foregoing calculations set forth in this Section 3.1(a), would exceed 1.5 times the “Series C Original Issue Price” (as defined in the Company Charter as of the date of this Agreement), such share of Company Series C Preferred Stock or Company RSU shall not be exchanged for a number of shares of Parent Common Stock equal to the Preferred Stock Exchange Ratio, but will instead be exchanged for a number of shares of Parent Common Stock equal to the ratio determined by dividing (i) 1.5 times the Series C Original Issue Price of such share of Company Series C Preferred Stock by (ii) the Parent Value Per Share. The total number of shares of Parent Common Stock or Converted Parent RSUs that are not issued in respect of shares of Company Preferred Stock or the conversion of Company RSUs as a result of the immediately preceding sentence (or, if applicable, as a result of no shares of Company Preferred Stock being outstanding as of immediately prior to the First Effective Time) shall be added to, and shall therefore increase, the number of Post-Closing Company Common Stock Shares calculated pursuant to Section 3.1(a)(i)(K).

For the avoidance of doubt and for illustrative purposes only, sample calculations of “Exchange Ratios,” “Post-Closing Company Common Stock Shares,” “Post-Closing Company Preferred Stock Shares,” “Company Outstanding Common Stock Shares,” “Company Outstanding Preferred Stock Shares,” “Post-Closing Parent Shares,” and “Parent Outstanding Shares”, in each case prior to giving effect to the Nasdaq Reverse Stock Split, are set forth on Section 3.1(a) of the Parent Disclosure Letter.

(ii) At the First Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the First Effective Time shall remain outstanding. Immediately following the First Effective Time, shares of Parent Common Stock, if any, owned by the Surviving Company shall be surrendered to Parent without payment therefor.

(iii) Each share of Company Capital Stock held in the treasury of the Company or by any wholly-owned Subsidiary of Parent or the Company or owned, directly or indirectly, by Parent or Merger Sub I immediately prior to the First Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) Each share of common stock, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Company.

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Company, Merger Sub II or the holders of any shares of capital stock or limited liability company interests of Parent, the Surviving Company or Merger Sub II:

(i) Each share of common stock, par value $0.0001 per share, of the Surviving Company issued and outstanding immediately prior to the Second Effective Time shall be cancelled without any consideration therefor.

(ii) Each limited liability company interest of Merger Sub II shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Entity.

(c) No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares of Parent Common Stock shall be issued. Any fractional shares of Parent Common Stock resulting from the application of the Exchange Ratios as described in Section 3.1(a) after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder, shall be rounded down to the nearest whole share of Parent Common Stock, with no cash being paid for any fractional share of Parent Common Stock eliminated by such rounding.

(d) If, between the date hereof and the First Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratios), combination or exchange of shares or other like change, the Exchange Ratios shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Stock Awards, Parent Common Stock, Parent Options and Parent RSUs with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

Section 3.2 Treatment of Company RSUs. At the First Effective Time, each Company RSU that is outstanding immediately prior to the First Effective Time, whether unvested or vested (to the extent not settled), shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into a Parent restricted stock unit award (“Converted Parent RSU”) covering a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to, subject to the terms of Section 3.1(a), the Preferred Stock Exchange Ratio multiplied by the aggregate number of shares of Company Preferred Stock covered by such Company RSU immediately prior to the First Effective Time; provided that each such

Converted Parent RSU shall be subject to the same terms and conditions (including vesting and repurchase provisions) that are applicable to such Company RSU as of immediately prior to the First Effective Time (with such changes as Parent and the Company mutually agree are appropriate to reflect the assumption of the Company RSUs by Parent).

Section 3.3 Treatment of Company Options.

(a) At the First Effective Time, each Company Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested and whether or not such Company Option is an In-The-Money Company Option, shall, at the First Effective Time, cease to represent a right to acquire shares of Company Class A Common Stock and shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into an option to purchase Parent Common Stock (“Converted Parent Option”) covering a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (w) the number of shares of Company Class A Common Stock subject to such Company Option immediately prior to the First Effective Time times (x) the Common Stock Exchange Ratio, and with a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient of (y) the per-share exercise price of Company Class A Common Stock subject to such Company Option immediately prior to the First Effective Time divided by (z) the Common Stock Exchange Ratio. At the First Effective Time, Parent shall assume the Company Equity Plans and any award agreements related to the Converted Parent Options and Converted Parent RSUs and, other than as set forth in this Section, each Converted Parent Option shall be subject to the same terms and conditions (including vesting schedule, repurchase provisions, forfeiture provisions, and any restrictions on exercisability) that are applicable to such Company Option as of immediately prior to the First Effective Time (with such changes as Parent and the Company mutually agree are appropriate to reflect the assumption of the Company Options by Parent). Notwithstanding anything to the contrary in this Section 3.3(a), each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 and Section 424 of the Code) shall be converted into a Converted Parent Option in a manner intended to be consistent with Treasury Regulations Section 1.424-1 and not to constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b) Prior to the First Effective Time, the Company shall take all action necessary for the adjustment of the Company Options and Company RSUs under Section 3.2 and this Section 3.3, as applicable. The Company shall undertake commercially reasonable efforts to ensure that, as of the First Effective Time, no holder of a Company Stock Award (or former holder of a Company Stock Award) or participant in the Company Equity Plans shall have any rights to acquire, or other rights in respect of, the Company Capital Stock, or any capital stock of the Surviving Company or any Subsidiary of Parent, or any other equity interest therein.

(c) Parent shall file with the SEC, as soon as reasonably practicable after the First Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Converted Parent RSUs and Converted Parent Options in accordance with Section 3.2 and Section 3.3(a).

Section 3.4 Exchange and Payment.

(a) At the First Effective Time, Parent shall issue and deposit (or cause to be deposited) with a bank or trust company designated by Parent (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Capital Stock immediately prior to the First Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 3.1(a)(i). All certificates representing shares of Parent Common Stock, and any dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the First Effective Time, the Parties shall cause the Exchange Agent to mail to each holder of record of a certificate that immediately prior to the First Effective

Time represented outstanding shares of Company Capital Stock (collectively, the “Certificates”) and to each holder of record of uncertificated shares of Company Capital Stock represented by book entry (“Book-Entry Shares”), in each case, that were converted into the right to receive the Merger Consideration, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates held by such Person shall pass, only upon proper delivery of such Certificates, if any, and identification of the Book-Entry Shares, if any, to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify), and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require (including a duly completed and validly executed IRS Form W-9 or IRS Form W-8, as may be applicable, by each holder of such Certificate or Book-Entry Share), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange for the shares of Company Capital Stock formerly represented by such Certificate or Book-Entry Share (other than Excluded Shares or Dissenting Shares) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Capital Stock then held by such holder under all Certificates so surrendered and Book-Entry Shares so identified) to which such holder of Company Capital Stock shall have become entitled pursuant to Section 3.1(a)(i) (which shall be in uncertificated book-entry form) and any Certificate so surrendered, together with any Book-Entry Shares, shall forthwith be cancelled. Until so surrendered as contemplated by this Section 3.4, each Certificate or Book-Entry Share shall be deemed after the First Effective Time to represent only the right to receive the portion of the Merger Consideration payable in respect thereof.

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) Subject to Section 3.6, the Merger Consideration shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock. At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Capital Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(e) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares 12 months after the First Effective Time shall, upon demand of Parent, be delivered to the Surviving Entity and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Entity, as general creditors thereof, for payment of the Merger Consideration (subject to abandoned property, escheat or other similar Laws), without interest.

(f) None of Parent, the Surviving Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the First Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(g) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent or the Surviving Entity, the posting by such Person of an indemnity agreement, or at the election of Parent or the Exchange Agent, a bond in a customary amount, then the Exchange Agent will, if such holder has otherwise delivered a properly executed and duly completed letter of transmittal, deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the number of shares of Company Capital Stock formerly represented by such lost, stolen or destroyed Certificate.

Section 3.5 Withholding Rights. Parent, the Company, the Surviving Company, the Surviving Entity and the Exchange Agent (each, a “Withholding Agent”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as any Withholding Agent is required to deduct and withhold under applicable Law. Each Withholding Agent shall (1) cooperate in good faith with the Person in respect of whom such deduction or withholding will be made to minimize or eliminate the deduction or withholding of any amounts required under applicable Law, and (2) except with respect to any compensatory payments or in connection with a failure to timely provide a validly executed and properly completed IRS Form W-8 or IRS Form W-9, prior to withholding or deducting any amounts from any consideration payable to any Person pursuant to this Agreement, use commercially reasonable efforts to promptly notify such Person of such withholding amounts. To the extent that amounts are so deducted and withheld by a Withholding Agent and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.6 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Capital Stock (other than Excluded Shares) outstanding immediately prior to the First Effective Time and held by a record holder or owned beneficially by a person who is entitled to demand and has properly demanded appraisal for such shares of the Company Capital Stock in accordance with Section 262 of the DGCL and, as of the First Effective Time, has neither effectively withdrawn nor lost such person’s rights to such appraisal and payment under the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder or owner fails to perfect or withdraws or otherwise loses such person’s right to appraisal and payment under the DGCL. If, after the First Effective Time, any such holder or owner fails to perfect or withdraws or loses such person’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the First Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a)(i), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Capital Stock issued and outstanding immediately prior to the First Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the First Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.7 Calculation of Net Cash and Exchange Ratios.

(a) Not less than seven Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Parent and the Company (the “Anticipated Closing Date”), Parent will deliver to the Company (the date of such delivery, the “Delivery Date”) (i) a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Net Cash (the “Parent Net Cash Calculation”) as of the close of business on the Business Day immediately preceding the Closing Date (the “Cash Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent) and (ii) and Parent’s determination of the Exchange Ratios (the “Exchange Ratios Statement”); provided, that, the Company shall cooperate with Parent and provide information to Parent to the extent necessary to allow Parent to calculate the Exchange Ratios. Parent shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers (subject to the Company’s execution of customary release letters) and back-up materials used or useful in preparing the Parent Net Cash Schedule and Exchange Ratios Statement and, if reasonably requested by the Company, Parent will use commercially reasonably efforts to make available to Parent’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within five Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation or the Exchange Ratios Statement by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation or the calculation of the Exchange Ratios.

(c) If, on or prior to the Response Date, the Company notifies Parent in writing that is has no objections to the Parent Net Cash Calculation or the calculation of the Exchange Ratios or, if prior to 5:00 p.m. (Pacific Time) on the Response Date, the Company has failed to deliver a Dispute Notice as provided in Section 3.7(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule and the Exchange Ratios as set forth in the Exchange Ratios Statement shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the amount of such Parent Net Cash Calculation as finally determined pursuant to the foregoing or pursuant to the other terms of this Section 3.7, the “Final Parent Net Cash”) and the Exchange Ratios for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to 5:00 p.m. (Pacific Time) on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the dispute item(s) and negotiate an agreed-upon determination of Net Cash, and/or Exchange Ratios which agreed upon Net Cash amount and/or Exchange Ratios shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash and/or Exchange Ratios for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of the Final Parent Net Cash or Exchange Ratios pursuant to Section 3.7(d) within two calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash or Exchange Ratios shall be referred to BDO USA P.C., or another independent auditor of recognized national standing jointly selected by Parent and the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm all work papers (subject to the Company’s execution of customary release letters) and back-up materials used in preparing, to the extent still subject to the dispute of Parent and the Company, the Parent Net Cash Schedule and/or the Exchange Ratios Statement, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the

Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash or Exchange Ratios made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to the extent subject to the dispute resolved by the Accounting Firm, to represent the Final Parent Net Cash and/or the Exchange Ratios for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 3.7(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same percentage that the disputed amount of the Net Cash that was unsuccessfully disputed by a Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount plus the percentage that the disputed amount of the Exchange Ratios that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Exchange Ratios, and such portion of the costs and expenses of the Accounting Firm borne by Parent shall be deducted from the final determination of the amount of Net Cash, to the extent of available amounts. If this Section 3.7(e) applies as to the determination of the Final Parent Net Cash or the Exchange Ratios described in Section 3.7(a), upon resolution of the matter in accordance with this Section 3.7(e), the Parties shall not be required to determine the Net Cash and/or Exchange Ratios again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent and the Company may require a redetermination of the Final Parent Net Cash and/or the Exchange Ratios if the Closing Date is more than ten calendar days after the Anticipated Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants as of the date hereof and as of the Closing (except where a representation or warranty is made herein as of a specified date, in which case as of such date) to Parent and the Merger Subs as follows:

Section 4.1 Organization, Standing and Power.

(a) The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company, taken as a whole; provided, however, that Company Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement or the pendency of the Transactions, (5) any failure to meet internal or other estimates, predictions, projections or forecasts (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded by the other provisions hereof), or (6) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of Parent given after the date of this Agreement; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts shall be excluded only to the extent it is not disproportionately adverse to the Company as compared to other participants in the industries in which the Company operates.

(b) The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or the Company Bylaws (including any amendment thereto).

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 87,589,983 shares of Company Common Stock, of which a total of 78,000,000 shares have been designated Class A Common Stock (“Company Class A Common Stock”) and 9,589,983 shares have been designated Class B Common Stock (“Company Class B Common Stock”), and 51,141,064 shares of Company Preferred Stock, all of which have been designated Series C Preferred Stock (“Company Series C Preferred Stock”). As of the close of business on May 6, 2024 (the “Company Measurement Date”), (i) 13,370,602 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, of which (A) 13,370,602 shares of Company Common Stock designated Company Class A Common Stock were issued and outstanding and (B) zero shares of Company Common Stock designated Company Class B Common Stock were issued and outstanding, (ii) 47,243,806 shares of Company Preferred Stock were issued and outstanding, of which all have been designated Series C Preferred Stock, (iii) (A) an aggregate of 9,375 shares of Company Class A Common Stock were subject to the exercise of Company Options issued pursuant to the Company’s 2011 Stock Incentive Plan; and (B) an aggregate of 8,306,718 shares of Company Class A Common Stock were subject to the exercise of Company Options issued pursuant to the Company’s 2021 Stock Incentive Plan; (iv) an aggregate of 1,476,715 shares of Company Preferred Stock were subject to Company RSUs issued pursuant to the Company’s 2023 RSU Equity Incentive Plan (assuming, where applicable, target level achievement of any performance goals); (v) an aggregate of zero shares of Company Common Stock were subject to outstanding restricted stock awards issued pursuant to the Company’s 2011 Equity Incentive Plan and 2021 Stock Incentive Plan; and (vi) no shares of Company Capital Stock were held by the Company in its treasury. All outstanding shares of Company Capital Stock are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and not subject to any preemptive rights created by the Company’s organizational documents. The Company does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 4.2(a) and except for changes since the close of business on the Company Measurement Date resulting from the exercise of any Company Options or the settlement of any Company RSUs, as of the date of this Agreement, the Company does not have any outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company, or obligations of the Company to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, or grants preemptive rights with respect to any Company Capital Stock or other voting securities or equity interests of the Company.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true and complete list of all outstanding Company Options, Company RSUs and any other equity awards (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, (i) the name of the holder; (ii) the type of award (including for Company Options, whether such Company Option is intended to be an “incentive stock option” under Section 422 and Section 424 of the Code); (iii) the number, series and class of shares of Company Capital Stock subject to each such Company Stock Award (which in the case of performance-based awards, shall indicate the target number of shares of Company Capital Stock subject to such award); (iv) the grant date; (v) the vesting schedule (including the terms of any potential acceleration); (vi) the vesting commencement date; (vii) the number of such shares that are vested or unvested; (viii) for Company Options, the exercise price per share; (ix) the expiration date; (x) the Company Equity Plan pursuant to which such award was issued (or indicate if such award was issued outside of a Company Equity Plan); (xi) for Company Options, the post-termination exercise period; and (xii) for Company Options, whether such Company Option was granted with an “early exercise” right in favor of the optionholder. The Company has made available to Parent true and complete copies of all the forms of award agreements evidencing outstanding Company Stock Awards. The Company does not sponsor, maintain or administer and is not under any obligation to issue shares of Company Capital Stock pursuant to, any stock option, stock purchase or equity incentive plan or arrangement other than the Company Equity Plans. Each Company Option has an exercise price per share of Company Class A Common Stock underlying such Company Option that is not less than the fair market value of a share of Company Class A Common Stock on the date of grant. The Company Board (or a committee thereof) and/or the stockholders of the Company, as applicable, approved the adoption of the 2011 Stock Incentive Plan and the 2021 Stock Incentive Plan, all amendments thereto, and each grant of Company Options made thereunder.

Section 4.3 Subsidiaries. The Company does not have, nor has it ever had, any Subsidiaries. The Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Mergers and the other Transactions, subject, in the case of the consummation of the First Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the

Company Charter Amendment, the Concurrent PIPE Investment, the Company Support Agreements, the First Merger and the other Transactions are fair to, advisable and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement, the Company Charter Amendment and the Transactions, including the Mergers, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and that the Company Charter Amendment be submitted to the stockholders of the Company for approval, and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the Transactions, including the Mergers and in favor of approval of the Company Charter Amendment, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote (or action by written consent) of the holders of any class or series of the Company Capital Stock or other securities of the Company required in connection with the execution of this Agreement or the consummation of the Mergers and the other Transactions. Other than the Company Stockholder Approval, no vote (or action by written consent) of the holders of any class or series of the Company Capital Stock or other securities of the Company is required in connection with the execution of this Agreement or the consummation of any of the Transactions to be consummated by the Company.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Mergers and the other Transactions and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter (as amended by the Company Charter Amendment) or Company Bylaws, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any Law applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, board, branch, bureau, institution, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Mergers and the other Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Company Charter Amendment and the Certificates of Merger with the Delaware Secretary of State as required by the DGCL, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Company.

Section 4.6 Financial Statements.

(a) True and complete copies of the audited balance sheet of the Company as at December 31, 2022, and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Company Financial Statements”) and the unaudited balance sheet of the Company as at December 31, 2023 (the “2023 Company Balance Sheet”) and March 31, 2024 (the “2024 Company Balance Sheet”), and the related statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to as the “Company Interim Financial Statements”), are attached hereto as Section 4.6(a) of the Company Disclosure Letter. Each of the Company Financial Statements and the Company Interim Financial Statements (i) comply as to form with all applicable accounting requirements, (ii) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (iii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iv) fairly present, in all material respects, the assets and liabilities, financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Any such disclosures contemplated by this Section 4.6(b) made by management to the Company’s auditors and audit committee since January 1, 2023 are set forth as Section 4.6(b) of the Company Disclosure Letter.

(c) Since January 1, 2023, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(d) The auditor of the Company Financial Statements has at all times since January 1, 2022 been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the knowledge of the Company’s, “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

Section 4.7 No Undisclosed Liabilities. The Company does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the 2024 Company Balance Sheet, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any Contract, breach of warranty, tort, infringement, misappropriation or violation of Law) since the date of the 2024 Company Balance Sheet that are not individually or in the aggregate material to the Company, (c) for liabilities or obligations incurred in connection with the Transactions, or (d) executory obligations under any Contracts to which the Company is a party and which do not result from a breach of such Contract by the Company.

Section 4.8 Absence of Certain Changes or Events. Since March 31, 2024, until the date hereof: (i) except in connection with the execution of this Agreement and the consummation of the Transactions, the Company has conducted its business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (iii) the Company has not:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of the Company Capital Stock or other equity interests of the Company, (ii) purchased, redeemed or otherwise acquired, or granted shares of Company Capital Stock or other equity interests of the Company or any options, warrants or rights to acquire any such shares or other equity interests, other than (A) the issuance, repurchase or cancellation of shares of Company Class A Common Stock upon the exercise of Company Options or shares of Company Series C Preferred Stock upon the vesting of Company RSUs, (B) acquisitions of Company Class A Common Stock underlying Company Options or Company Series C Preferred Stock underlying Company RSUs in connection with a service provider’s termination of service with the Company, and (C) grants of Company Options or Company RSUs to service providers of the Company as compensation under the Company Equity Plans or otherwise, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or other equity interests of the Company;

(b) amended or otherwise changed, or, except for the Company Charter Amendment, authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c) abandoned or permitted to lapse, failed to take any action necessary to maintain any material Intellectual Property Rights (other than non-exclusive licenses of Intellectual Property Rights granted by the Company to any business relation in the ordinary course of business consistent with past practice), including any such failure to pay any maintenance or similar fees or to take any action reasonably necessary to prevent the abandonment, loss or impairment of any material Company Owned IP;

(d) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(e) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 4.9 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending (or, to the knowledge of the Company, any basis therefore) or, to the knowledge of the Company, threatened against or affecting the Company, any of its properties or assets or any present or former officer, director or employee of the Company in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. Neither the Company nor any of its properties or assets is subject to any material outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other Transactions.

Section 4.10 Compliance with Laws. The Company is and has been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. Since April 1, 2021, the Company has not received any notice or other written communication alleging or relating to a possible material violation of any Law applicable to its businesses, operations, properties, assets or Company Products (as defined below). The Company has in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, investigational new drug applications and other authorizations to conduct clinical trials, Institutional Review Boards and ethics committee approvals, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary and required for it to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted, except where such failure would not reasonably be expected to result in a Company Material Adverse Effect. No notice is required to be made to, or approval required to be obtained from, any Governmental Entity in order for any Permits to remain in full force and effect following the Closing.

Section 4.11 Health Care Regulatory Matters.

(a) The Company, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity for the Company), contract manufacturers, CROs, clinical trial collaborators, suppliers, and distributors (only to the extent each such contract manufacturer, CRO, clinical trial collaborator, supplier or distributor is acting for the Company) are, and at all times in the past three years were, in material compliance with all applicable Health Care Laws. To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws to the extent applicable to the Company or any of the Company Products or activities.

(b) The Company is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, non-prosecution agreements, deferred prosecution agreements or similar agreements with or imposed by any Governmental Entity. To the knowledge of the Company, it has not been the subject of any investigation conducted by any Governmental Entity or named as a defendant in any False Claims Act Action. The Company has not been served with or received any search warrant, subpoena, civil investigative demand or material request for documents or information (whether formal or informal) from any Governmental Entity.

(c) All applications, notifications, submissions, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, biologics, medical devices or other healthcare products under applicable Health Care Laws, including drugs or biological candidates, medical devices, compounds or medical products being researched, tested, stored, developed, labeled, manufactured, packaged, imported, exported and/or distributed by or on behalf of the Company, or regarding which the Company has rights, as applicable (“Company Products”), including investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions or reports have been submitted to the FDA or other Governmental Entity. To the knowledge of the Company, there is no actual or alleged falsification or fraudulent activity regarding any data, test result, report, certification, declaration or other technical or regulatory documentation prepared for or submitted by the Company or on its behalf. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, material limitation or cancellation of a Permit required under applicable Health Care Laws.

(d) All preclinical and clinical investigations, studies and clinical trials (“Clinical Trials”) sponsored, supported or conducted by or, to the knowledge of the Company, on behalf of the Company in respect of a Company Product for submission to the FDA or other Governmental Entity have been, and if still pending are being, conducted in compliance with applicable research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and the FDA’s current Good Clinical Practice regulations including those at 21 C.F.R. Parts 11, 50, 54, 56, 312 and 314, in all material respects. To the knowledge of the Company, no Clinical Trial sponsored, supported or conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified or debarred by FDA or similar Governmental Entities. No Clinical Trial conducted by or on behalf of the Company has been terminated or suspended prior to completion due to a safety concern or non-compliance with applicable Health Care Law. Neither the Company, nor, to the knowledge of the Company, any of its respective CROs, clinical investigators or other Persons acting on the Company’s behalf, has received any written notice or other correspondence from the FDA or any similar Governmental Entity or any institutional review board or ethics committee with respect to any Clinical Trials sponsored, supported or conducted by or on behalf of the Company recommending or instituting a clinical hold or otherwise terminating or suspending any such Clinical Trials.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company and with respect to Company Products have been and are being conducted in material compliance with all Permits under applicable Health Care Laws and all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for drug products at 21 C.F.R. Parts 210 and 211, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable state or foreign regulatory requirements of any Governmental Entity.

(f) All laboratory operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws and all applicable provisions of the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a) and its implementing regulations, the FDA’s current good laboratory practice (GLP) regulations at 21 C.F.R. Part 58 and all comparable state or foreign regulatory requirements of any Governmental Entity.

(g) The Company has not received any written communication that alleges violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, litigation, proceeding, hearing, enforcement, investigation, subpoena, civil investigative demand, inquiry, audit, inspection, administrative action, complaint, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, Form-483 observations, or any adverse action by a Governmental Entity relating to any Health Care Laws. Any warning letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) There have been no seizures, withdrawals, recalls, detentions or suspensions of manufacturing, testing or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of adverse action relating to an alleged lack of safety, efficacy or regulatory compliance of the Company Products or any serious adverse events (“Safety Notices”) that have been reported to FDA or any other Governmental Entity relating to the Company Products. Any Safety Notices listed in Section 4.11(h) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(i) To the knowledge the Company, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(j) Neither the Company, nor, to the knowledge of the Company, any officer, employee or agent of the Company or other Person while acting on its behalf has made an untrue statement of a material fact or fraudulent or misleading statement of material fact to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed a prohibited act that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading or false statement or omission of a material fact, including data fraud or had any action pending or threatened relating to the FDA Ethics Policy.

(k) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). The Company has not received written notice that any material Permit will not or is likely not to be issued.

(l) The Company has not submitted claims or caused any claims to be submitted for reimbursement to any federal health care program, including Medicare, Medicaid or other health care program of any Governmental Entity, for any services performed by the Company or on its behalf.

(m) Section 4.11(m) of the Company Disclosure Letter sets forth as of the date of this Agreement (i) a complete and accurate list of all HCPs who currently hold any shares of Company Capital Stock and the number and type of shares of Company Capital Stock held by such HCP and (ii) a complete and accurate list of HCPs who have been offered Company Options and whether such Company Options have vested. To the extent any HCPs hold Company Capital Stock or Company Options, any and all such interests, whether vested or not, comply with applicable Health Care Laws and meet any applicable safe harbors or exceptions to such Health Care Laws.

(n) Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, contract manufacturer, CRO, clinical trial collaborator, supplier or distributor of the Company has been convicted of any crime or engaged in any prohibited conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including 21 U.S.C. § 335a, exclusion under 42 U.S.C. § 1320a-7, disqualification pursuant to 21 C.F.R. Part 312.70, or any other statutory provision or similar Law applicable in other jurisdictions in which the Company Products are intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program. To the knowledge of the Company, no Actions that could result in any such exclusion, disqualification or debarment are pending or threatened against any of the foregoing Persons.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Benefit Plan. The Company has made available to Parent a current, accurate and complete copy of each material Company Benefit Plan (or if such material Company Benefit Plan is not in written form, a written summary of all of the material terms of such material Company Benefit Plan), including, to the extent applicable: (i) all documents embodying or governing such Company Benefit Plan and any related trust agreement or other funding instrument; (ii) the most recent determination or opinion letter of the IRS; (iii) the current summary plan description, subsequent summaries of material modifications, and any other material written communications (or a written description of any material oral communications) to the employees of the Company concerning benefits provided under a Company Benefit Plan; (iv) all material, non-routine correspondence to and from any Governmental Entity; and (v) for the three most recent years (A) the Form 5500 and attached schedules; (B) audited financial statements or actuarial valuation reports; and (C) compliance testing results. Each Company Benefit Plan is maintained for the benefit of current or former service providers of the Company whose service with the Company is or was exclusively based in the United States. No Company Benefit Plan provides health or welfare benefits that are not fully insured through an insurance contract.

(b) Neither the Company nor any member of its Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code); (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). The Company does not have any liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.

(c) Each Company Benefit Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable Law. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Company that would reasonably be expected to result in the loss of the qualified status of such Company Benefit Plan.

(d) There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans by the Company or, to the knowledge of the Company, by any third party that could result in any liability or excise tax under ERISA or the Code being imposed on the Company. There is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Benefit Plans or the assets of any of the trusts under any Company Benefit Plans (other than routine claims for benefits).

(e) No Company Benefit Plan provides payments or benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated statutorily by Law, (ii) death or retirement benefits under any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or (iii) death or disability under any Company Benefit Plan that is a fully insured life, short-term disability or long-term disability insurance benefit.

(f) With respect to each group health plan benefiting any current or former employee of the Company or any other member of its Controlled Group that is subject to Section 4980B of the Code, the Company and each other member of its Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g) The execution and delivery of this Agreement, the Company Stockholder Approval and the consummation of the Mergers is not reasonably expected to, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of the Company to any payment (including severance pay or any other similar termination payment), or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any compensation or benefit due any such employee, officer, director or individual consultant.

(h) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any current or former employee, officer, director, or other service provider of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or other compensation arrangement or Company Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). The Company has no obligation to reimburse, “gross-up” or otherwise indemnify any Person for any taxes imposed under Section 4999 of the Code.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been maintained, in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder in all material respects. The Company has no obligation to reimburse, “gross-up” or otherwise indemnify any Person for any taxes imposed under Section 409A of the Code.

Section 4.13 Labor and Employment Matters.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the names (or, if required under Company Privacy Laws, a unique identification number), of all current employees, independent contractors and consultants providing services to the Company (each a “Company Worker”), setting forth each such Company Worker’s current: (i) title or position and general services provided, (ii) status as full-time or part-time, (iii) if an employee, status as exempt or non-exempt (to the extent applicable under Law), (iv) date of commencement of service as an independent contractor or employee, as applicable, (v) rate of cash compensation (including salary, hourly wage, bonuses, commissions and any deferred compensation), (vi) target annual incentive compensation, (vii) other unvested bonuses, (viii) accrued but unpaid bonuses, (ix) material fringe benefits, (x) primary work location, (xi) status of any required visa or work permit, (xii) accrued but unpaid vacation, sick leave or other paid time off, (xiii) severance or termination payment rights payable in excess of that required by Law, (xiv) leave of absence status, including whether the Company Worker has given a written request for a leave of absence, the basis of such leave and anticipated return in full service, (xv) status of being on a performance improvement plan, (xvi) employer, (xvii) primary country, state and county in which the Company Worker provides services, and (xviii) whether the individual is engaged through a leasing agency. Other than those Company Workers with an employment agreement with the Company, no Company Worker or any other Person can successfully claim to be characterized as an employee of the Company.

(b) The Company is, and since April 1, 2021, has been, in compliance with all Laws governing the employment of labor, including but not limited to Laws relating to employment practices, wages, compensation and benefits, hours, classification of employees and independent contractors, overtime and overtime payment, working during rest days, social benefits contributions, severance pay, affirmative action, collective bargaining, discrimination, harassment, retaliation, civil rights, disability rights or benefits, terms and conditions of employment, immigration, safety and health, hiring, promotions, plant closings and termination of service, severance, gratuity, pay transparency and disclosures, pay equity, privacy, leaves of absence, paid sick leave, unemployment insurance, child labor, whistleblowing, pension insurance, medical insurance, work-related-injury insurance, maternity insurance, contributions to the public housing fund, the withholding and payment of social security and other Taxes and COVID-19, such as the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, the National Labor Relations Act of 1935, Executive Order 11246 and any other executive orders or regulations governing affirmative action, EEO and VETS-100 reporting obligations and the Immigration and Nationality Act and other similar Laws (“Employment Practices”). The Company currently properly classifies and, since April 1, 2021, has properly classified (i) its employees as exempt or non-exempt in accordance with applicable overtime Laws, and (ii) its independent contractors in accordance with applicable Law.

(c) Since April 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company by employees. No employee of the Company is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company. Except as would not be material, there are no (i) unfair labor practice charges or complaints against the Company pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company that arose out of or under any collective bargaining agreement.

(d) To the knowledge of the Company as of the date of this Agreement, no current officer or executive of the Company intends, or is expected, to terminate such individual’s employment relationship with the Company.

(e) The employment of each of the employees of the Company whose primary work location is in the United States is “at will.” Except as required by Law, the Company does not have any obligation to provide any particular form or period of notice before terminating the employment of any of its employees.

(f) Since April 1, 2021, the Company has not at any time taken any action that (i) would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101) (the “WARN Act”) or would otherwise trigger notice requirements or liability under any other Law that is comparable to the WARN Act or (ii) resulted in the termination of employment of 50 or more Company Workers or more than 10% of the Company Workers during any 90-day period. The Company has no plans to undertake any action that would trigger the WARN Act or other similar notification requirements. Since April 1, 2021, the Company has been at all times in full compliance with the WARN Act and any applicable state Laws or other Laws regarding redundancies, reductions in force, mass layoffs and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff or plant closing to affected employees, Representatives, any state dislocated worker unit and local government officials or any other Governmental Entity.

(g) There are no, nor have there been at any time since April 1, 2021, any actions pending or, to the knowledge of the Company, threatened or reasonably anticipated involving any current or former Company Worker or group of Company Workers. The Company is or at any time since April 1, 2021, has been a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to Employment Practices. Since April 1, 2021, no current or former Company Worker has filed a complaint or claim with the Company with respect to Employment Practices. No current or former Company Worker has been involved in an accident in the course of his or her service with the Company that would have caused other than minor injury, nor has any such Company Worker been exposed to occupational health hazards in the service of the Company.

(h) The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company is a party.

(i) Since April 1, 2021, to the knowledge of the Company: (i) no allegations of sexual harassment or other sexual misconduct or race discrimination have been made against any current or former Company Worker with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above through any formal human resources communication channels at the Company and (ii) there are no actions or investigations pending related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee at the Company with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above. For the three years prior to the date of this Agreement, to the knowledge of the Company, the Company has not entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee of the Company with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above.

(j) The Company has (i) implemented policies and procedures to enable social distancing and secure remote working environments for employees to the extent required by applicable Law, (ii) complied with applicable Law with respect to all remote work, (iii) taken such steps as are required by applicable Law regarding disinfection and cleaning of work areas, including offices, restrooms, common areas and all high-touch surfaces in the workplace, and (iv) complied in all material respects with all Laws enacted in response to COVID-19 that are applicable, including “shelter in place,” “essential business” and similar Laws and applicable Laws concerning employee leaves of absence.

(k) No material written personnel manuals, handbooks, policies, rules or procedures are currently in effect applicable to any Company Worker, other than those set forth on Section 4.13(k) of the Company Disclosure Letter true and complete copies of which have heretofore been made available.

(l) The Company has no accrued unpaid liabilities relating to its current and former Company Workers other than for compensation that has accrued since the last payroll pay date.

(m) No visa or work permit held by a Company Worker with respect to his or her service with the Company will expire during the six-month period beginning on the date of this Agreement. All current Company Workers who work in the United States are, and all former Company Workers who worked in the United States whose engagement terminated, voluntarily or involuntarily, within the three years prior to the date of this Agreement were, legally authorized to work in the United States. The Company has completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 (“IRCA”) for all Company Workers engaged prior to the date of this Agreement. The Company is and has been in compliance with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of IRCA.

(n) To the knowledge of the Company, no current or former Company Worker is or has been at any time in the three years prior to the date of this Agreement in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or consulting agreement with the Company. To the knowledge of the Company, no current or former Company Worker is or has been at any time in the three years prior to the date of this Agreement in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or consulting agreement with a former employer or service recipient relating to the right of any such Company Worker to be employed by or provide services to the Company because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others.

(o) All current and former Company Workers have been duly and properly remunerated for all services they performed in the course of their working relationship with the Company in compliance with Law and any employment contracts therewith, and all other payments due to them have been made and, with respect to any such amounts or rights that have matured in favor of such Company Workers but which are not yet payable, funds sufficient to cover such payments have been reserved. With respect to the remuneration paid to the current or former Company Workers, all contributions have been made relating to compulsory health insurance and social security and to Tax withholdings required by Law.

(p) There are no performance improvements or disciplinary actions contemplated or pending against any current Company Workers with a title of Vice President or higher, nor does the Company have a present intention to terminate the employment or other relationship of any of the Company Workers.

Section 4.14 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has conducted its business in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company has obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company under applicable Environmental Laws; (iv) the

Company has not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that the Company is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or as a result of any operations or activities of the Company at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company under any Environmental Law; (vi) the Company has not retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law; and (vii) the Company nor any of its properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities. The Company has made available to Parent all environmental assessment reports, audits or other material documents in its possession or reasonable control identifying material environmental, health or safety liabilities with respect to the Company and the Company’s business and facilities.

Section 4.15 Taxes.

(a) The Company has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) The 2024 Company Balance Sheet reflects an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company through the date of the 2024 Company Balance Sheet. Since the date of the 2024 Company Balance Sheet, the Company has not incurred, individually or in the aggregate, any material liability for Taxes outside the ordinary course of business consistent with past practice.

(c) The Company has not executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) The Company has timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, stockholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) The Company has not engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) The Company (i) is not a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the ordinary course of business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an “Ordinary Course Agreement”); (ii) is not and has never been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has no liability for the Taxes of any Person pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract (other than any Ordinary Course Agreement), or otherwise by operation of Law; or (iv) is not, and has not been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the contiguous United States.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to the Company which rulings remain in effect.

(i) The Company will not be required to include any material amount of income in, or exclude any material amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts reflected in the 2024 Company Balance Sheet or received in the ordinary course of business since the date of the 2024 Company Balance Sheet, (v) to the knowledge of the Company, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or (vi) the application of Section 951 or Section 951A of the Code with respect to income earned or recognized or payments received prior to the Closing. The Company has not made an election under Section 965(h) of the Code.

(j) There are no Liens for Taxes upon any of the assets of the Company other than Liens described in clause (i) of the definition of Permitted Liens.

(k) The Company has not distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the past two years.

(l) The Company has not been a United States real property holding corporation, as defined in Section 897(C)(2) of the Code during the applicable period specified in Section 897(C)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company does not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company is or may be subject to taxation by such jurisdiction of such type.

(n) There are no outstanding shares of Company Capital Stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that were unvested at the time of purchase or issuance, as applicable, for which a valid election under Section 83(b) of the Code has not been made.

(o) To the knowledge of the Company, the Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) The Company has not taken, or failed to take, any action nor knows of any fact or circumstance that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a transaction qualifying for the Intended Tax Treatment.

(q) The Company has not taken, claimed, or applied for any employee retention tax credit under Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act, 2020 or Section 3134 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

For purposes of this Section 4.15, where the context permits, each reference to the Company shall include a reference to any person for whose Taxes the Company is liable under applicable Law.

Section 4.16 Contracts.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth each Contract that, as of the date of this Agreement, would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act), excluding any Company Benefit Plans (all such Contracts, in addition to those set forth in Section 4.16(b) of the Company Disclosure Letter, “Company Material Contracts”).

(b) Section 4.16(b) of the Company Disclosure Letter lists the following Contracts (other than any Company Benefit Plan and other than any Company Lease), in effect as of the date of this Agreement, which for the purposes of this Agreement shall, together with the Company Leases, be considered Company Material Contracts:

(i) each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii) each Contract providing for any royalty, milestone or similar payments by the Company;

(iii) each Contract containing (A) any covenant restricting the ability of the Company or the Surviving Company to engage in any line of business or compete with any Person, or to develop, manufacture, or distribute any products or services of the Surviving Company’s products or services, (B) any most-favored pricing or any take or pay arrangement, (C) any exclusivity provision in favor of a third party, (D) a right of first refusal, right of first offer or similar right to acquire any of assets or equity interests of the Company, or (E) any non-solicitation provision applicable to the Company, in the case of this clause (E), which are material to the Company;

(iv) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $300,000 pursuant to its express terms and not cancelable without penalty;

(v) each Contract providing for the disposition or acquisition of material assets or any ownership interest in any Person;

(vi) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vii) each Contract under which the Company (A) granted a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any Intellectual Property Rights to any other Person (other than non-exclusive licenses to contract manufacturers, CROs, clinical trial collaborators and other service providers in the ordinary course of business); (B) received from any other Person a grant of a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any material Intellectual Property Rights (other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized costing less than $100,000 per year or as a one-time fee); (C) assigned any Intellectual Property Rights to any other Person; or (D) received an assignment of any Intellectual Property Rights from any Person (other than assignments from employees or contractors on the form assignment agreement used by the Company with such employees or contractors);

(viii) any Contract under which the Company has or is reasonably expected to make or receive payments in excess of $500,000 and involving (A) supply or distribution of products, including manufacturing agreements, (B) the provision of services or products with respect to any pre-clinical or clinical development activities of the Company, including with a CRO, (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other Contract currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or (D) the sale or commercialization of any product or service of the Company;

(ix) each Contract with any financial advisor, broker, finder, or investment banker providing advisory services to the Company in connection with the Transactions;

(x) each Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $500,000; and

(xi) any Contract involving any resolution or settlement of any actual or threatened Action and providing for payments by the Company after the date hereof in excess of $100,000 or any material ongoing non-monetary requirements or restrictions on the Company.

(c) (i) Each Company Material Contract is valid and binding on the Company, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) as of the date of this Agreement, the Company has not received any written notice of any material default under any Company Material Contract by the Company or of any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or, to the knowledge of the Company, any other party thereto under any such Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

Section 4.17 Insurance. The Company is covered by valid and currently effective insurance policies issued in favor of the Company that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. The Company has made available true and complete copies of each material insurance policy issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each insurance policy of the Company, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) as of the date of this Agreement, the Company has not received written notice that it is in breach or default, or that it has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. As of the date of this Agreement, no notice of cancellation or termination has been received with respect to any such policy nor will any such cancellation or termination result from the consummation of the Transactions.

Section 4.18 Properties.

(a) The Company has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company to conduct its businesses as currently conducted, free and clear of all Liens other than (i) Liens for Taxes and assessments not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for amounts that are not delinquent, (iii) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, (iv) Liens or encumbrances imposed on an underlying fee interest in real property and (v) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business as currently conducted (“Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company is in good working order (reasonable wear and tear excepted).

(b) Section 4.18(b) of the Company Disclosure Letter sets forth a true and complete list of all real property leased for the benefit of the Company (the “Company Facilities”) and a list of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all amendments, terminations and modifications thereof (the “Company Leases”). The Company does not own any real property, has never owned any real property and is not party to any agreement to purchase or sell any real property.

(c) This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.

Section 4.19 Intellectual Property; Privacy.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all of the following that are owned by or exclusively licensed to the Company: (i) patents and patent applications; (ii) trademark registrations and applications, material unregistered trademarks, design registrations and applications for design registration; (iii) copyright registrations and applications, and (iv) a true and complete list of all domain names ((i)-(iv), collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) all of the Company Registered IP owned by the Company, and with respect to Company Registered IP not owned by the Company, to the knowledge of the Company, is subsisting, (B) any Company Registered IP that comprises trademarks or copyrights that are registered or patents that have issued is, to the knowledge of the Company, valid and enforceable, (C) in the three years immediately preceding the date of this Agreement, Company has not received written notice that (x) any Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company Registered IP, or (y) any action is threatened with respect to any of the Company Registered IP and (D) all Company Registered IP owned by the Company is owned exclusively by the Company, free and clear of any and all Liens (other than Permitted Liens and any licenses granted by the Company as set forth on Section 4.16(b)(vii) of the Company Disclosure Letter or the disclosure of which are not required under Section 4.16(b)(vii)), and any Company Registered IP not owned by the Company is, to the knowledge of the Company, free and clear of any and all Liens (other than Permitted Liens or any Liens set forth in the Contract pursuant to which the Company obtained rights to such Company Registered IP).

(b) The Company has not received any written notice that there is any, and to the knowledge of the Company, there is no, Person who is or claims to be an inventor of any invention claimed by a patent within the Company Registered IP or Company Owned IP who is not a named inventor thereof.

(c) The Company Registered IP, Company Owned IP and other Intellectual Property Rights possessed, held or obtained under valid and enforceable licenses include, to the knowledge of the Company, all Intellectual Property Rights necessary for the Company to conduct its business as currently conducted and contemplated to be conducted, including but not limited to, the development, manufacture, importation, use or intended use of Company Product designated as OKI-219; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property Rights.

(d) The Company has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes a Trade Secret of the Company, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(e) (i) To the knowledge of the Company, the conduct of the businesses, as currently conducted by the Company, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any Company Product, has not infringed, misappropriated or diluted, does not infringe, misappropriate or dilute, and will not infringe, misappropriate or dilute any Intellectual Property Rights of any Person; (ii) the Company has not received any written notice or claim asserting or suggesting that such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred; and (iii) to the knowledge of the Company, no Person is infringing or misappropriating any Company Registered IP.

(f) Since April 1, 2021, (i) the Company has taken commercially reasonable steps designed to protect the confidentiality and security of the computer and information technology systems used by the Company and the information stored or contained therein or transmitted thereby and (ii) to the knowledge of the Company, there has been no material unauthorized or improper use, loss, access, or transmittal of such information in the possession or control of the Company.

(g) Since April 1, 2021, (i) to the knowledge of the Company, the Company has materially complied with all Laws governing privacy and data protection applicable to the collection, retention, protection and use of information that constitutes “personal information,” “personal data,” or any analogous term under applicable Law, including any such information that alone or in combination with other information can be used to identify an individual (“Personal Information”), by the Company ( “Company Privacy Laws”), (ii) no material claims by or before any Governmental Entity have been asserted or, to the knowledge of the Company, have been threatened, in writing against the Company alleging a violation by the Company of any applicable Company Privacy Laws, (iii) neither the execution of this Agreement by the Company nor the consummation of the Transactions will result in any breach or other violation by the Company of any applicable Company Privacy Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (iv) the Company has taken commercially reasonable steps designed to protect any Personal Information collected, retained or used by the Company against unauthorized or improper use, loss, access or transmittal.

(h) No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Registered IP or Company Owned IP, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to the Company Registered IP or Company Owned IP.

(i) The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of the Company under any existing agreement under which any Person grants to the Company a license or right under or with respect to any Intellectual Property Rights that are necessary or used in the conduct of the business as currently conducted and contemplated to be conducted by the Company, including any of the agreements listed in Section 4.16(b)(viii) of the Company Disclosure Letter.

Section 4.20 Related Party Transactions. Since April 1, 2021, there have been no transactions, agreements, arrangements or understandings between the Company, on the one hand, and the Affiliates of the Company, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company were subject to the requirements of the Exchange Act).

Section 4.21 State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law that purport to limit or restrict mergers or business combinations or the ability or the ability to acquire or to vote shares, including as set forth in Section 203 of the DGCL (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter (as amended by the Company Charter Amendment) or Company Bylaws is, or at the First Effective Time will be, applicable to this Agreement, the Mergers or any of the other Transactions.

Section 4.22 No Rights Plan. There is no stockholder rights plan, “poison pill” anti- takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 4.23 Certain Payments. Neither the Company nor, to the knowledge of the Company, any of its directors, executives, Representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Subscription Agreement. Neither the Company nor, to the knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Concurrent PIPE Investment other than as set forth in the Subscription Agreement. To the knowledge of the Company, the respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. To the knowledge of the Company, the Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of each counterparty to Parent (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). To the knowledge of the Company, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default under the Subscription Agreement. To the knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. To the knowledge of the Company, the proceeds of the Concurrent PIPE Investment will be made available to Parent following the consummation of the Mergers.

Section 4.25 Brokers. No broker, investment banker, financial advisor, placement agent or other Person, other than as set forth on Section 4.25 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company, or following the First Effective Time, Parent is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 4.26 No Other Representations and Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent or its Subsidiaries (including any such projections or forecasts made available to the Company or any of its Representatives in certain “data rooms” or management presentations in expectation of the Transactions), or the accuracy or completeness thereof, and the Company has not relied on any such information or any representation or warranty not set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and the Merger Subs represent and warrant as of the date hereof and as of the Closing (except where a representation or warranty is made herein as of a specified date, in which case as of such date) to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub I is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent, Merger Sub I and Merger Sub II (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (ii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement or the pendency of the Transactions, (5) any specific action taken (or omitted to be taken) by Parent at or with the express written consent of the Company given after the date of this Agreement, (6) Transaction Litigation in accordance with Section 7.4(c), (7) a change in the stock price or trading volume of Parent Common Stock or the suspension of trading in or delisting of Parent’s securities on Nasdaq (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded by the other provisions hereof) or (8) any failure to meet internal or other estimates, predictions, projections or forecasts (provided that any facts or circumstances causing such failure may be considered to the extent not otherwise excluded by the other provisions hereof); provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts shall be excluded only to the extent it is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent and its Subsidiaries operate; provided further that in no event will the winding down of the Parent Legacy Business and actions taken by Parent in support thereof constitute a Parent Material Adverse Effect.

(b) Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws of each of Parent and Merger Sub I, in each case, as amended to the date of this Agreement, and the Certificate of Formation and limited liability company agreement of Merger Sub II, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent or Merger Sub I is in violation of any provision of its respective Certificate of Incorporation or Bylaws. Merger Sub II is not in violation of any provision of its Certificate of Formation or limited liability company agreement.

Section 5.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”). As of the close of business on May 7, 2024 (the “Parent Measurement Date”), (i) 33,420,808 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding or held in treasury, (iv) (A) an aggregate of 2,383,279 shares of Parent Common Stock were subject to the exercise of Parent Options issued pursuant to Parent’s 2021 Equity Incentive Plan; (B) an aggregate of 2,226,342 shares of Parent Common Stock were subject to the exercise of Parent Options issued pursuant to Parent’s 2014 Equity Incentive Plan; and (C) an aggregate of 180,000 shares of Parent Common Stock were subject to the exercise of Parent Options that were not issued pursuant to a Parent Equity Plan; and (v) (A) an aggregate of 281,500 shares of Parent Common Stock were subject to Parent RSUs issued pursuant to Parent’s 2021 Equity Incentive Plan (assuming, where applicable, target level achievement of any performance goals); and (B) an aggregate of 30,000 shares of Parent Common Stock were subject to Parent RSUs that were not issued pursuant to a Parent Equity Plan (assuming, where applicable, target level achievement of any performance goals). All outstanding shares of Parent Common Stock are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and not subject to any preemptive rights created by Parent’s organizational documents. Parent does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Parent Measurement Date resulting from the exercise of any Parent Options or the settlement of any Parent RSUs, as of the date of this Agreement, Parent does not have any outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent, or obligations of Parent to issue, any shares of capital stock of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or rights or interests described in the preceding clause (C), or (E) obligations of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, or grants preemptive rights with respect to any capital stock or other voting securities or equity interests of Parent.

(c) Section 5.2 of the Parent Disclosure Letter sets forth a true and complete list of all outstanding Parent Options, Parent RSUs and any other equity awards (other than pursuant to the Parent ESPP), including, with respect to each Parent Option or Parent RSU, as applicable: (i) the name of the holder; (ii) the type of award (including for Parent Options, whether such Parent Option is intended to be an “incentive stock option” under

Section 422 and Section 424 of the Code); (iii) the number of shares of Parent Common Stock subject to each such Parent Option or Parent RSU (which in the case of performance-based awards, shall indicate the target number of shares of Parent Common Stock subject to such award); (iv) the grant date; (v) the vesting schedule (including the terms of any potential acceleration); (vi) the vesting commencement date; (vii) the number of such shares that are vested or unvested; (viii) for Parent Options, the exercise price per share; (ix) the expiration date; (x) the Parent Equity Plan pursuant to which such award was issued (or indicate if such award was issued outside of a Parent Equity Plan); (xi) for Parent Options, the post-termination exercise period; and (xii) for Parent Options, whether such Parent Option was granted with an “early exercise” right in favor of the optionholder. Parent has made available to the Company true and complete copies of all the forms of award agreements evidencing outstanding Parent Options or Parent RSUs. Neither Parent nor any of its Subsidiaries sponsors, maintains or administers, and is not under any obligation to issue shares of Parent Common Stock pursuant to, any stock option, stock purchase or equity incentive plan or arrangement other than the Parent Equity Plans. Each Parent Option has an exercise price per share of Parent Common Stock underlying such Parent Option that is not less than the fair market value of a share of Parent Common Stock on the date of grant.

(d) The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.0001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(e) The authorized limited liability company interests of Merger Sub II consists of 100 units of limited liability company interests, all of which are issued, outstanding and beneficially owned by Parent.

(f) The shares of Parent Common Stock to be issued pursuant to the First Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 5.3 Subsidiaries. Except to the extent no longer accurate solely as a result of the actions taken by or on behalf of Parent to dissolve or liquidate Reneo Pharma Ltd in compliance with the terms of this Agreement:

(a) Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation.

(b) Each of Parent’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries.

(d) Each Merger Sub was formed solely for the purpose of engaging in the Mergers and the other Transactions and has engaged in no business other than in connection with the Transactions.

(e) Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 5.4 Authority.

(a) Each of Parent and each Merger Sub has all necessary corporate or similar power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Mergers and the other Transactions, including the issuance of the shares of Parent Common Stock to the holders of Company Capital Stock as Merger Consideration (the “Parent Common Stock Issuance”). The execution, delivery and performance of this Agreement by Parent and each Merger Sub and the consummation by Parent and each Merger Sub of the Mergers and the other Transactions have been duly authorized by all necessary corporate or similar action on the part of Parent and each Merger Sub and no other corporate or entity proceedings on the part of Parent or the Merger Subs are necessary to approve this Agreement or to consummate the Mergers and the other Transactions, subject to (i) obtaining the approval of the Nasdaq Issuance Proposal and the Equity Plan Proposals by the holders of a majority of the votes entitled to vote on such proposals that are present or represented by proxy at the Parent Stockholder Meeting, (ii) obtaining the approval of the Charter Amendment Proposals by the holders of a majority of the outstanding Parent capital stock (collectively with the approvals in clause (i), the “Parent Stockholder Approval,” and the approval of the Nasdaq Issuance Proposal and the Charter Amendment Proposals, together, the “Required Parent Stockholder Approvals”), and (ii) the adoption of this Agreement by Parent as the sole stockholder and sole member of Merger Sub I and Merger Sub II, respectively. This Agreement has been duly executed and delivered by Parent and each Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Mergers, the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Concurrent PIPE Investment, and the Parent Support Agreements, (iii) determining to submit the Parent Board Recommendation to the stockholders of Parent, and (iv) determining to approve and recommend the Parent Stockholder Proposals to the stockholders of Parent as promptly as practicable after the forms of the Charter Amendment Proposals and Equity Plan Proposals are mutually agreed to by Parent and the Company. The board of directors of Merger Sub I (by unanimous written consent) and the sole member of Merger Sub II have each: (x) determined that the Transactions are fair to, advisable and in the best interests of Merger Sub I and Merger Sub II, respectively, and the sole stockholder and sole member thereof, as applicable, (y) deemed advisable and approved this Agreement and the Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder and member of Merger Sub I and Merger Sub II, respectively, vote to adopt this Agreement and thereby the Transactions.

(c) The Required Parent Stockholder Approvals are the only votes of the holders of any class or series of the Parent Common Stock or other securities of Parent required in connection with the execution of this Agreement or the consummation of the Mergers and the other Transactions, including the Parent Common Stock Issuance. Other than the Required Parent Stockholder Approvals, no vote of the holders of any class or series of the Parent Common Stock or other securities of Parent is required in connection with the consummation of any of the Transactions to be consummated by Parent.

Section 5.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and the Merger Subs does not, and the consummation of the Mergers and the other Transactions and compliance by each of Parent and the Merger Subs with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or the Merger Subs under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub I or the Certificate of Formation or limited liability company agreement of Merger Sub II, (ii) any material Contract to which Parent or the Merger Subs is a party or by which Parent, the Merger Subs or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or the Merger Subs or by which Parent, the Merger Subs or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or the Merger Subs in connection with the execution, delivery and performance of this Agreement by Parent or the Merger Subs or the consummation by Parent or the Merger Subs of the Mergers and the other Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings required under the rules and regulations of Nasdaq and (v) such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 5.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2023 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. Parent’s management, with the participation of the chief executive officer and principal financial officer of Parent, have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, Parent has presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Any such disclosures contemplated by this Section 5.6(d) made by management to Parent’s auditors and audit committee since January 1, 2023 are set forth as Section 5.6(d) of the Parent Disclosure Letter.

(e) Since January 1, 2024, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of its directors, officers or other Representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or its Subsidiaries, whether or not employed by Parent or its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent and its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 5.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2023 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 28, 2024 (without giving effect to any amendment thereto filed on or after the date of this Agreement) (the “Parent Balance Sheet”) and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice or in connection with the wind down of the Parent Legacy Business (none of which is a liability for a breach or default under any Contract, breach of warranty, tort, infringement, misappropriation or violation of Law) since December 31, 2023 that are not individually or in the aggregate material to Parent and its Subsidiaries, taken as a whole, (c) for liabilities or obligations incurred in connection with the Transactions, or (d) executory obligations under any Contracts to which Parent or one of its Subsidiaries is a party and which do not result from a breach of such Contract by Parent or its Subsidiaries.

Section 5.8 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement, (i) except in connection with the execution of this Agreement and the consummation of the Transactions, and the wind down of the Parent Legacy Business, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (iii) neither Parent nor its Subsidiaries have:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of Parent Common Stock or other equity interests of Parent, except for dividends by a wholly owned Subsidiary of Parent to its parent, (ii) purchased, redeemed or otherwise acquired or granted shares of Parent capital stock or other equity interests of Parent or its Subsidiaries or any options, warrants or rights to acquire any such shares or other equity interests, other than (A) the issuance, repurchase or cancellation of shares of Parent Common Stock upon the exercise of Parent Options or vesting of Parent RSUs, (B) acquisitions of Parent Common Stock underlying Parent Options or Parent RSUs in connection with a service provider’s termination of service with Parent or its Subsidiaries, and (C) grants of Parent Options or Parent RSUs to service providers of Parent or its Subsidiaries as compensation under the Parent Equity Plans or otherwise, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests of Parent;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c) abandoned or permitted to lapse, failed to take any action necessary to maintain any material Intellectual Property Rights (other than non-exclusive licenses of Intellectual Property Rights granted by Parent to any business relation in the ordinary course of business consistent with past practice), including any such failure to pay any maintenance or similar fees or to take any action reasonably necessary to prevent the abandonment, loss or impairment of any material Parent Owned IP;

(d) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(e) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 5.9 Litigation. There is no Action pending (or, to the knowledge of Parent, any basis therefore) or, to the knowledge of Parent, threatened against or affecting Parent, any of its properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. Neither Parent nor any of its Subsidiaries or any of their properties or assets is subject to any material outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other Transactions.

Section 5.10 Compliance with Laws. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. Since April 1, 2021, none of Parent or any of its Subsidiaries has received any notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits necessary and required for it to own, lease or operate its properties and assets and to carry on its business and operations as now conducted, except where such failure would not reasonably be expected to result in a Parent Material Adverse Effect. No notice is required to be made to, or approval required to be obtained from, any Governmental Entity in order for any Permits that will not be terminated in connection with the winding down of the Parent Legacy Business prior to the Closing to remain in full force and effect following the Closing.

Section 5.11 Health Care Regulatory Matters.

(a) Parent and its Subsidiaries, and to the knowledge of Parent, each of their directors, officers, management employees, agents (while acting in such capacity for Parent or its Subsidiaries), contract manufacturers, CROs, clinical trial collaborators, suppliers, and distributors (only to the extent each such contract manufacturer, CRO, clinical trial collaborator, supplier or distributor is acting for Parent or its Subsidiaries) are, and at all times in the past three years were, in material compliance with all applicable Health Care Laws to the extent applicable to Parent, its Subsidiaries or any of the Parent Products or activities. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws to the extent applicable to Parent, its Subsidiaries or any of the Parent Products or activities.

(b) Neither Parent nor any of its Subsidiaries are a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, non-prosecution agreements, deferred prosecution agreements or similar agreements with or imposed by any Governmental Entity. To the knowledge of Parent, it has not been the subject of any investigation conducted by any Governmental Entity or named as a defendant in any False Claims Act Action. Neither Parent nor any of its Subsidiaries has been served with or received any search warrant, subpoena, civil investigative demand or material request for documents or information (whether formal or informal) from any Governmental Entity.

(c) All applications, notifications, submissions, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as drugs, biologics, medical devices or other healthcare products under applicable Health Care Laws, including drugs or biological candidates, medical devices, compounds or medical products being researched, tested, stored, developed, labeled, manufactured, packaged, imported, exported and/or distributed by or on behalf of Parent or any of its Subsidiaries, or regarding which Parent or any of its Subsidiaries has rights, as applicable (“Parent Products”), including investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions or reports have been submitted to the FDA or other Governmental Entity. To the knowledge of Parent, there is no actual or alleged falsification or fraudulent activity regarding any data, test result, report, certification, declaration or other technical or regulatory documentation prepared for or submitted by Parent or any of its Subsidiaries or on any of their behalf. Neither Parent nor any of their Subsidiaries has knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, material limitation or cancellation of a Permit required under applicable Health Care Laws.

(d) All Clinical Trials sponsored, supported or conducted by or, to the knowledge of Parent, on behalf of Parent or its Subsidiaries in respect of a Parent Product for submission to the FDA or other Governmental Entity have been, and if still pending are being, conducted in compliance with applicable research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and the FDA’s current Good Clinical Practice regulations including those at 21 C.F.R. Parts 11, 50, 54, 56, 312 and 314, in all material respects. To the knowledge of Parent, no Clinical Trial sponsored, supported or conducted by or on behalf of Parent or its Subsidiaries has been conducted using any clinical investigators who have been disqualified or debarred by FDA or similar Governmental Entities. No Clinical Trial conducted by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended prior to completion due to a safety concern or non-compliance with applicable Health Care Law. Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of its respective CROs, clinical investigators or other Persons acting on Parent’s or its Subsidiaries’ behalf, has received any written notice or other correspondence from the FDA or any similar Governmental Entity or any institutional review board or ethics committee with respect to any Clinical Trials sponsored, supported or conducted by or on behalf of Parent or any of its Subsidiaries recommending or instituting a clinical hold or otherwise terminating or suspending any such Clinical Trials.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent or any of its Subsidiaries and with respect to Parent Products have been and are being conducted in material compliance with all Permits under applicable Health Care Laws and all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for drug products at 21 C.F.R. Parts 210 and 211, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable state or foreign regulatory requirements of any Governmental Entity.

(f) All laboratory operations conducted by or, to the knowledge of Parent, for the benefit of Parent or any of its Subsidiaries have been and are being conducted in material compliance with all Permits under applicable Health Care Laws and all applicable provisions of the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a) and its implementing regulations, the FDA’s current good laboratory practice (GLP) regulations at 21 C.F.R. Part 58 and all comparable state or foreign regulatory requirements of any Governmental Entity.

(g) Neither Parent nor any of its Subsidiaries has received any written communication that alleges violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, litigation, proceeding, hearing, enforcement, investigation, subpoena, civil investigative demand, inquiry, audit, inspection, administrative action, complaint, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, Form-483 observations, or any adverse action by a Governmental Entity relating to any Health Care Laws. Any Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) There have been no Safety Notices that have been reported to FDA or any other Governmental Entity relating to the Parent Products. Any Safety Notices relating to the Parent Products listed in Section 5.11(h) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(i) To the knowledge Parent, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(j) Neither Parent nor its Subsidiaries, nor, to the knowledge of Parent, any officer, employee or agent of Parent, its Subsidiaries or any other Person while acting on its behalf has made an untrue statement of a material fact or fraudulent or misleading statement of material fact to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed a prohibited act that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading or false statement or omission of a material fact, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(k) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent or any of its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Parent nor any of its Subsidiaries have received written notice that any material Permit will not or is likely not to be issued.

(l) Parent and its Subsidiaries have not submitted claims or caused any claims to be submitted for reimbursement to any federal health care program, including Medicare, Medicaid or other health care program of any Governmental Entity, for any services performed by Parent or its Subsidiaries or on their behalf.

(m) Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent, contract manufacturer, CRO, clinical trial collaborator, supplier or distributor of Parent or its Subsidiaries has been convicted of any crime or engaged in any prohibited conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including 21 U.S.C. § 335a, exclusion under 42 U.S.C. § 1320a-7, disqualification pursuant to 21 C.F.R. Part 312.70, or any other statutory provision or similar Law applicable in other jurisdictions in which Parent Products are intended to be sold. Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program. To the knowledge of Parent, no Actions that could result in any such exclusion, disqualification or debarment are pending or threatened against any of the foregoing Persons.

Section 5.12 Benefit Plans.

(a) Section 5.12(a) of the Parent Disclosure Letter contains a true and complete list of each material Parent Benefit Plan. Parent has made available to the Company a current, accurate and complete copy of each material Parent Benefit Plan (or if such material Parent Benefit Plan is not in written form, a written summary of all of the material terms of such material Parent Benefit Plan), including, to the extent applicable: (i) all documents embodying or governing such Parent Benefit Plan and any related trust agreement or other funding instrument; (ii) the most recent determination or opinion letter of the IRS; (iii) the current summary plan description, subsequent summaries of material modifications, and any other material written communications (or a written description of any material oral communications) to the employees of Parent (or its Subsidiaries) concerning benefits provided under a Parent Benefit Plan; (iv) all material, non-routine correspondence to and from any Governmental Entity; and (v) for the three most recent years (A) the Form 5500 and attached schedules; (B) audited financial statements or actuarial valuation reports; and (C) compliance testing results. No Parent Benefit Plan provides health or welfare benefits that are not fully insured through an insurance contract. Section 5.12(a) of the Parent Disclosure Letter separately identifies the applicable governing jurisdiction for each Parent Benefit Plan subject to Laws of a jurisdiction other than the United States (whether or not U.S. Law also applies).

(b) Neither Parent nor any member of its Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code); (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither Parent nor any of its Subsidiaries has any liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.

(c) Each Parent Benefit Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable Law. Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Benefit Plan.

(d) There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Parent Benefit Plans by Parent or, to the knowledge of Parent, by any third party that could result in any liability or excise tax under ERISA or the Code being imposed on Parent or its Subsidiaries. There is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Benefit Plans or the assets of any of the trusts under any Parent Benefit Plans (other than routine claims for benefits).

(e) No Parent Benefit Plan provides payments or benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated statutorily by Law, (ii) death or retirement benefits under any Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or (iii) death or disability under any Parent Benefit Plan that is a fully insured life, short-term disability or long-term disability insurance benefit.

(f) With respect to each group health plan benefiting any current or former employee of Parent or any other member of its Controlled Group that is subject to Section 4980B of the Code, Parent and each other member of its Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g) The execution and delivery of this Agreement, the Parent Stockholder Approval and the consummation of the Mergers is not reasonably expected to, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of Parent or any of its Subsidiaries to any payment (including severance pay or any other similar termination payment), or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any compensation or benefit due any such employee, officer, director or individual consultant.

(h) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any current or former employee, officer, director, or other service provider of Parent or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or other compensation arrangement or Parent Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). Neither Parent nor its Subsidiaries has any obligation to reimburse, “gross-up” or otherwise indemnify any Person for any taxes imposed under Section 4999 of the Code.

(i) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), has been maintained, in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder in all material respects. Neither Parent nor any of its Subsidiaries has any obligation to reimburse, “gross-up” or otherwise indemnify any Person for any taxes imposed under Section 409A of the Code.

(j) There is no outstanding loan to or for the benefit of any director, officer, or employee of Parent or any of its Subsidiaries (other than any routine advances for reasonable business expenses provided in the ordinary course of business to current employees of Parent or any of its Subsidiaries) that would be deemed a prohibited extension or maintenance of credit under Section 402 of the Sarbanes-Oxley Act.

Section 5.13 Labor and Employment Matters.

(a) Section 5.13(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of the names (or, if required under Parent Privacy Laws, a unique identification number), of all current employees, independent contractors and consultants providing services to Parent or any of its Subsidiaries (each, a “Parent Worker”), setting forth each such Parent Worker’s current: (i) title or position and general services provided, (ii) status as full-time or part-time, (iii) if an employee, status as exempt or non-exempt (to the extent applicable under Law), (iv) date of commencement of service as an independent contractor or employee, as applicable, (v) rate of cash compensation (including salary, hourly wage, bonuses, commissions and any deferred compensation), (vi) target annual incentive compensation, (vii) other unvested bonuses, (viii) accrued but unpaid bonuses, (ix) material fringe benefits, (x) primary work location, (xi) status of any required visa or work permit, (xii) accrued but unpaid vacation, sick leave or other paid time off, (xiii) severance or termination payment rights payable in excess of that required by Law, (xiv) leave of absence status, including whether the Parent Worker has given a written request for a leave of absence, the basis of such leave, and anticipated return in full service, (xv) status of being on a performance improvement plan, (xvi) employer, (xvii) primary country, state and county in which the Parent Worker provides services, and (xviii) whether the individual is engaged through a leasing agency. Other than those Parent Workers with an employment agreement with Parent or any of its Subsidiaries, no Parent Worker or any other Person can successfully claim to be characterized as an employee of Parent or any of its Subsidiaries.

(b) Parent and its Subsidiaries are, and since April 1, 2021, have been, in compliance with all Laws governing Employment Practices. Parent and its Subsidiaries currently properly classify and, since April 1, 2021, have properly classified (i) its employees as exempt or non-exempt in accordance with applicable overtime Laws, and (ii) its independent contractors in accordance with applicable Law.

(c) Since April 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees. No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. Except as would not be material, there are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(d) The employment of each of the employees of Parent or any of its Subsidiaries whose primary work location is in the United States is “at will.” Except as required by Law, Parent and its Subsidiaries do not have any obligation to provide any particular form or period of notice before terminating the employment of any of its employees.

(e) Since April 1, 2021, neither Parent nor any of its Subsidiaries have at any time taken any action that (i) would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or would otherwise trigger notice requirements or liability under any other Law that is comparable to the WARN Act or (ii) resulted in the termination of employment of 50 or more Parent Workers or more than 10% of the Parent Workers during any 90-day period. Neither Parent nor any of its Subsidiaries has plans to undertake any action that would trigger the WARN Act or other similar notification requirements. Since April 1, 2021, Parent and its Subsidiaries have been at all times in full compliance with the WARN Act and any applicable state Laws or other Laws regarding redundancies, reductions in force, mass layoffs and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff or plant closing to affected employees, Representatives, any state dislocated worker unit and local government officials or any other Governmental Entity.

(f) There are no, nor have there been at any time since April 1, 2021, any actions pending or, to the knowledge of Parent, threatened or reasonably anticipated involving any current or former Parent Worker or group of Parent Workers. Neither Parent nor any of its Subsidiaries is or at any time since April 1, 2021, has been a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to Employment Practices. Since April 1, 2021, no current or former Parent Worker has filed a complaint or claim with Parent or any of its Subsidiaries with respect to Employment Practices. No current or former Parent Worker has been involved in an accident in the course of his or her service with Parent or any of its Subsidiaries that would have caused other than minor injury, nor has any such Parent Worker been exposed to occupational health hazards in the service of Parent or any of its Subsidiaries.

(g) The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(h) Since April 1, 2021, to the knowledge of Parent: (i) no allegations of sexual harassment or other sexual misconduct or race discrimination have been made against any current or former Parent Worker with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above through any formal human resources communication channels at Parent and (ii) there are no actions or investigations pending related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee at Parent or any of its Subsidiaries with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above. For the three years prior to the date of this Agreement, to the knowledge of Parent, neither Parent nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee of Parent or any of its Subsidiaries with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above.

(i) Parent has (i) implemented policies and procedures to enable social distancing and secure remote working environments for employees to the extent required by applicable Law, (ii) complied with applicable Law with respect to all remote work, (iii) taken such steps as are required by applicable Law regarding disinfection and cleaning of work areas, including offices, restrooms, common areas and all high-touch surfaces in the workplace, and (iv) complied in all material respects with all Laws enacted in response to COVID-19 that are applicable, including “shelter in place,” “essential business” and similar Laws and applicable Laws concerning employee leaves of absence.

(j) No material written personnel manuals, handbooks, policies, rules or procedures are currently in effect applicable to any Parent Worker, other than those set forth on Section 5.13(j) of the Parent Disclosure Letter, true and complete copies of which have heretofore been made available.

(k) Neither Parent nor any of its Subsidiaries has accrued unpaid liabilities relating to its current and former Parent Workers other than for compensation that has accrued since the last payroll pay date.

(l) No visa or work permit held by a Parent Worker with respect to his or her service with Parent or its Subsidiaries will expire during the six-month period beginning on the date of this Agreement. All current Parent Workers who work in the United States are, and all former Parent Workers who worked in the United States whose engagement terminated, voluntarily or involuntarily, within the three years prior to the date of this Agreement were, legally authorized to work in the United States. Parent and its Subsidiaries have completed and retained the necessary employment verification paperwork under the IRCA for all Parent Workers engaged prior to the date of this Agreement. Parent and its Subsidiaries are and have been in compliance with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of IRCA.

(m) To the knowledge of Parent, no current or former Parent Worker is or has been at any time in the three years prior to the date of this Agreement in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or consulting agreement with Parent or any of its Subsidiaries. To the knowledge of Parent, no current or former Parent Worker is or has been at any time in the three years prior to the date of this Agreement in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or consulting agreement with a former employer or service recipient relating to the right of any such Parent Worker to be employed by or provide services to Parent because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others.

(n) All current and former Parent Workers have been duly and properly remunerated for all services they performed in the course of their working relationship with Parent and its Subsidiaries in compliance with Law and any employment contracts therewith, and all other payments due to them have been made and, with respect to any such amounts or rights that have matured in favor of such Parent Workers but which are not yet payable, funds sufficient to cover such payments have been reserved. With respect to the remuneration paid to the current or former Parent Workers, all contributions have been made relating to compulsory health insurance and social security and to Tax withholdings required by Law.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have conducted its businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent or its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent, any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Parent or its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or its Subsidiaries or as a result of any operations or activities of Parent or its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or its Subsidiaries under any Environmental Law; (vi) neither Parent nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law; and (vii) neither Parent nor any of its Subsidiaries nor any of its properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities. Parent has made available to the Company all environmental assessment reports, audits or other material documents in its possession or reasonable control identifying material environmental, health or safety liabilities with respect to Parent and its Subsidiaries and their respective businesses and facilities.

Section 5.15 Taxes.

(a) Each of Parent and its Subsidiaries has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) The Parent Balance Sheet reflects an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of the Parent Balance Sheet. Since the date of the Parent Balance Sheet, Parent has not incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice, other than in connection with the wind down of the Parent Legacy Business.

(c) Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material Tax Action with respect to Taxes or any Tax Return of Parent or its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Each of Parent and its Subsidiaries has timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, stockholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is and has never been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has a liability for the Taxes of any Person pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract (other than any Ordinary Course Agreement), or otherwise by operation of Law; or (iv) is, and has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the contiguous United States.

(h) No private letter rulings, technical advice memoranda or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i) Neither Parent nor any of its Subsidiaries will be required to include any material amount of income in, or exclude any material amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, or received in the ordinary course of business since the date of such balance sheet, (v) to the knowledge of Parent, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), or (vi) the application of Section 951 or Section 951A of the Code with respect to income earned or recognized or payments received prior to the Closing. Parent has not made an election under Section 965(h) of the Code.

(j) There are no liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k) Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the past two years.

(l) No material claim has been made in writing by any Governmental Entity in a jurisdiction where neither Parent nor any of its Subsidiaries currently files a Tax Return of a certain type or pay Taxes of a certain type that Parent is or may be subject to taxation by such jurisdiction of such type.

(m) There are no outstanding shares of Parent Common Stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that were unvested at the time of purchase or issuance, as applicable, for which a valid election under Section 83(b) of the Code has not been made.

(n) To the knowledge of Parent, neither Parent nor any of its Subsidiaries has been, is, and immediately prior to the First Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(o) Neither Parent nor any of its Subsidiaries (including the Merger Subs) has taken, or failed to take, any action nor knows of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying as a transaction qualifying for the Intended Tax Treatment.

(p) Neither Parent nor any of its Subsidiaries has taken, claimed, or applied for any employee retention tax credit under Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act, 2020 or Section 3134 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

For purposes of this Section 5.15, where the context permits, each reference to Parent shall include a reference to any person for whose Taxes Parent is liable under applicable Law.

Section 5.16 Contracts.

(a) Except for any Parent Benefit Plans and except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, neither Parent nor its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) (all such Contracts including those set forth in Section 5.16(b) of the Parent Disclosure Letter, “Parent Material Contracts”).

(b) Section 5.16(b) of the Parent Disclosure Letter lists the following Contracts (other than Parent Benefit Plans and other than Parent Leases), in effect as of the date of this Agreement, which for the purposes of this Agreement shall, together with the Parent Leases, be considered Parent Material Contracts:

(i) each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii) each Contract providing for any royalty, milestone or similar payments by Parent or its Subsidiaries;

(iii) each Contract containing (A) any covenant restricting the ability of Parent, its Subsidiaries or the Surviving Company to engage in any line of business or compete with any Person, or to develop, manufacture, or distribute any products or services of the Surviving Company, (B) any most-favored pricing or any take or pay arrangement, (C) any exclusivity provision in favor of a third party or (D) a right of first refusal, right of first offer or similar right to acquire any of assets or equity interests of Parent or its Subsidiaries, or (E) any non-solicitation provision applicable to Parent or its Subsidiaries, in the case of this clause (E), which are material to Parent and its Subsidiaries, taken as a whole;

(iv) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v) each Contract providing for the disposition or acquisition of material assets or any ownership interest in any Person;

(vi) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Liens with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent or any of its Subsidiaries;

(vii) each Contract under which Parent (A) granted a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any material Parent Owned IP to any other Person (other than non-exclusive licenses to contract manufacturers, CROs, clinical trial collaborators and other service providers in the ordinary course of business); (B) received from any other Person a grant of a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any material Intellectual Property Rights (other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized costing less than $100,000 per year or as a one-time fee); (C) assigned any Intellectual Property Rights to any other Person; or (D) received an assignment of any Intellectual Property Rights from any Person (other than assignments from employees or contractors on the form assignment agreement used by Parent with such employees or contractors);

(viii) any Contract under which Parent or its Subsidiaries have made or received, or are reasonably expected to make or receive payments in excess of $300,000 and involving (A) supply or distribution of products, including manufacturing agreements, (B) the provision of services or products with respect to any pre-clinical or clinical development activities of Parent or its Subsidiaries, including with a CRO, (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other Contract currently in force under which Parent or its Subsidiaries have continuing obligations to develop or market any product, technology or service, or (D) the sale or commercialization of any product or service of Parent or its Subsidiaries;

(ix) each Contract with any financial advisor, broker, finder, or investment banker providing advisory services to Parent or its Subsidiaries in connection with the Transactions;

(x) each Contract to which Parent or any of its Subsidiaries is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Parent or its Subsidiaries in excess of $500,000;

(xi) any Contract involving any resolution or settlement of any actual or threatened Action and providing for payments by Parent or its Subsidiaries after the date hereof in excess of $100,000 or any material ongoing non-monetary requirements or restrictions on Parent or its Subsidiaries; and

(xii) each Contract not required to be listed in any other subsection of this Section 5.16 and that is not terminable at will (with no material penalty or payment) by Parent or its Subsidiaries, as applicable, and (A) which by its terms involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such Contract of more than $100,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole.

(c) (i) Each Parent Material Contract is valid and binding on Parent or its Subsidiaries, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) as of the date of this Agreement, Parent has not received any written notice of any material default under any Parent Material Contract by Parent or its Subsidiaries or any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Other than in connection with the wind down of the Parent Legacy Business, no Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

Section 5.17 Insurance. Parent and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Parent or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Parent has made available true and complete copies of each material insurance policy issued in favor of Parent or its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each insurance policy of Parent or its Subsidiaries, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice that it is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy, other than as contemplated by Section 7.5 and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. As of the date of this Agreement, no notice of cancellation or termination has been received with respect to any such policy nor, to the knowledge of Parent, will any such cancellation or termination result from the consummation of the Transactions.

Section 5.18 Properties.

(a) Parent or one or more of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Section 5.18(b) of the Parent Disclosure Letter sets forth a true and complete list of all real property leased for the benefit of Parent and its Subsidiaries (the “Parent Facilities”) and a list of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Parent Facilities, including all amendments, terminations and modifications thereof (the “Parent

Leases”). Neither Parent nor any of its Subsidiaries own any real property or has ever owned any real property nor is either party to any agreement to purchase or sell any real property.

(c) This Section 5.18 does not relate to intellectual property, which is the subject of Section 5.19.

Section 5.19 Intellectual Property; Privacy.

(a) Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all of the following that are owned by or exclusively licensed to Parent or any of its Subsidiaries: (i) material patents and patent applications; (ii) material trademark registrations and applications; (iii) material copyright registrations and applications, material registered trademarks, design registrations and applications for design registration; ((i)-(iii), collectively, “Material Parent Registered IP”) and (iv) a true and complete list of all domain names. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (A) all of the Material Parent Registered IP owned by Parent, and with respect to Material Parent Registered IP not owned by Parent, to the knowledge of Parent, is subsisting, (B) any Material Parent Registered IP that comprises trademark or copyrights that are registered or patents that have issued is, to the knowledge of Parent, valid and enforceable, (C) as of the date of this Agreement, Parent has not received written notice that (x) any Material Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Material Parent Registered IP, or (y) any action is threatened with respect to any of the Material Parent Registered IP, and (D) all Material Parent Registered IP owned by Parent is owned exclusively by Parent, free and clear of any and all Liens (other than Permitted Liens and any licenses granted by Parent or any of its Subsidiaries as set forth on Section 5.16(b)(vii) of the Parent Disclosure Letter or the disclosure of which are not required under Section 5.16(b)(vii)), and any Material Parent Registered IP not owned by Parent or any of its Subsidiaries is, to the knowledge of Parent, free and clear of any and all Liens (other than Permitted Liens or any Liens set forth in the Contract pursuant to which Parent or any of its Subsidiaries obtained rights to such Material Parent Registered IP).

(b) Parent has not received any written notice that there is any, and, to the knowledge of Parent, there is no, Person who is or claims to be an inventor of any invention claimed by a patent within the Material Parent Registered IP or Parent Owned IP who is not a named inventor thereof.

(c) The Material Parent Registered IP, Parent Owned IP and other Intellectual Property Rights possessed, held or obtained under valid and enforceable licenses include, to the knowledge of Parent, all Intellectual Property Rights necessary for Parent and its Subsidiaries to conduct its business as currently conducted and contemplated to be conducted; provided, however, that the foregoing representation is not a representation with respect to non- infringement of Intellectual Property Rights.

(d) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes a Trade Secret of Parent and its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(e) (i) to the knowledge of Parent, the conduct of the businesses of Parent, as currently conducted by Parent, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any Parent Product, has not infringed, misappropriated or diluted, does not infringe, misappropriate or dilute, and will not infringe, misappropriate or dilute, any Intellectual Property Rights of any Person, (ii) Parent has not received any written notice or claim asserting or suggesting that such infringement, misappropriation or dilution is or may be occurring or has or may have occurred, (iii) to the knowledge of Parent, no Person is infringing or misappropriating any Material Parent Registered IP.

(f) Since April 1, 2021, (i) Parent and its Subsidiaries have taken commercially reasonable steps designed to protect the confidentiality and security of the computer and information technology systems used by Parent or any of its Subsidiaries and the information stored or contained therein or transmitted thereby, and (ii) to the knowledge of Parent, there has been no material unauthorized or improper use, loss, access or transmittal of any such information in the possession or control of Parent or any of its Subsidiaries.

(g) Since April 1, 2021, (i) to the knowledge of Parent, Parent and its Subsidiaries have materially complied with all Laws governing privacy and data protection applicable to the collection, retention and use of Personal Information by Parent or its Subsidiaries (“Parent Privacy Laws”), (ii) no material claims by or before any Governmental Entity have been asserted or, to the knowledge of Parent, have been threatened, in writing against Parent or any of its Subsidiaries alleging a violation by Parent or its Subsidiaries of any applicable Parent Privacy Laws, (iii) neither the execution of this Agreement by Parent nor the consummation of the Transactions will result in any breach or other violation by Parent or its Subsidiaries of any Parent Privacy Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and (iv) Parent and its Subsidiaries have taken commercially reasonable steps designed to protect any Personal Information collected, retained or used by Parent or any of its Subsidiaries against unauthorized or improper use, loss, access or transmittal.

(h) No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Material Parent Registered IP or Parent Owned IP, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Material Parent Registered IP or Parent Owned IP.

(i) The execution, delivery and performance by Parent of this Agreement, and the consummation of the Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s rights or obligations under any existing agreement under which any Person grants to Parent, a license or right under or with respect to any Intellectual Property Rights are necessary or used in the conduct of the business as currently conducted and contemplated to be conducted by Parent and its Subsidiaries, taken as a whole, including any of the agreements listed in or Section 5.19(a) of the Parent Disclosure Letter.

Section 5.20 Related Party Transactions. Since April 1, 2021, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21 State Takeover Statutes. The Parent Board and the Merger Sub I board of directors have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Support Agreements and the timely consummation of the First Merger and the other Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub I, after the First Effective Time, to vote or otherwise exercise all rights as a stockholder of the Surviving Company. No other Takeover Laws or any similar anti-takeover provision in the Certificate of Incorporation of Parent or the Bylaws of Parent is, or at the First Effective Time will be, applicable to this Agreement or the First Merger.

Section 5.22 Certain Payments. Neither Parent nor its Subsidiaries nor, to the knowledge of Parent, any of its directors, executives, Representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 5.23 Broker. No broker, investment banker, financial advisor, placement agent or other Person, other than Leerink Partners LLC (“Leerink Partners”), Evercore Group L.L.C. and LifeSci Capital LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.24 Opinion of Financial Advisor. Parent Board has received the opinion of Leerink Partners, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the aggregate Merger Consideration payable by Parent to the holders of Company Capital Stock is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company. Parent will make available to the Company a signed true and complete copy of such opinion as soon as possible following the date of this Agreement.

Section 5.25 Subscription Agreement. The Subscription Agreement has not been amended or modified by Parent in any manner prior to the date of this Agreement or, to Parent’s knowledge, any other party thereto. Neither Parent nor, to the knowledge of Parent, any of its Affiliates, has entered into any agreement, side letter or other arrangement relating to the Concurrent PIPE Investment other than as set forth in the Subscription Agreement. To the knowledge of Parent, the respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, of each other party thereto (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). To the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default under the Subscription Agreement. To the knowledge of Parent, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. To the knowledge of Parent, the proceeds of the Concurrent PIPE Investment will be made available to Parent immediately following the consummation of the Mergers.

Section 5.26 280G. Prior to the date of this Agreement, Parent has delivered to the Company a summary of Parent’s initial Code 280G calculations prepared in connection with the Transactions with respect to any current or former employee, officer, director or other service provider constituting a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of Parent or any of its Affiliates (“280G Analysis”) and based on information reasonably available to Parent as of the date of this Agreement.

Section 5.27 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and the Merger Subs acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company or any other Person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, the Merger Subs or any of their respective Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, the Merger Subs or any of their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions), or the accuracy or completeness thereof, and none of Parent or the Merger Subs has relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE VI

COVENANTS

Section 6.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent PIPE Investment or in accordance with Section 7.14), (ii) as set forth on Section 6.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the First Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with the applicable Law and the requirements of all Contracts that constitute Parent Material Contracts; provided that subject to Section 6.1(c), the ordinary course of business shall include actions associated with the winding down of the Parent Legacy Business.

(b) Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent PIPE Investment, in accordance with Section 7.14, and in connection with the winding down of the Parent Legacy Business), (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (other than with respect to Parent Options or Parent RSUs in connection with a Parent service provider’s termination of service in accordance with agreements in effect on the date of this Agreement);

(ii) sell, transfer, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for the issuance of Parent Common Stock pursuant to the Parent ESPP in accordance with the terms thereof or upon the valid exercise or settlement of Parent Options or Parent RSUs outstanding on the Parent Measurement Date in accordance with their terms, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions (including the Nasdaq Reverse Stock Split and the Parent Amended Charter and Parent Amended Bylaws);

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) (A) lend money to any Person (other than routine advances of bona fide business expenses to employees of Parent or its Subsidiaries in the ordinary course of business and consistent with past practice, pursuant to Parent Benefit Plans), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan in effect as of the date of this Agreement or as explicitly contemplated by this Agreement: (A) adopt, establish or enter into any material Parent Benefit Plan, including, for the avoidance of doubt, any equity award plans or (B) cause or permit any Parent Benefit Plan to be amended, other than as required by Law or permitted by this Section 6.1(b)(vi);

(vii) other than as required by applicable Law or the terms of any Parent Benefit Plan in effect as of the date of this Agreement or as explicitly contemplated by this Agreement (A) hire or engage, or offer to hire, any director, officer, employee or consultant, (B) enter into, amend or extend the term of any employment or consulting agreement with Parent or any of its Subsidiaries, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Benefit Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, or (D) increase or modify the severance or change of control benefits offered to any employees, directors or consultants; provided that Parent shall be permitted to, and shall be permitted to cause or permit any of its Subsidiaries to, undertake the actions described in Section 6.1(b)(vii)(B), (C) or (D) so long as such actions are in the ordinary course of business and any liabilities, including any liabilities that would be required to be set forth on a balance sheet (or in the footnotes thereto) prepared in accordance with GAAP, incurred by or obligations imposed on Parent or any of its Subsidiaries in connection therewith are only in the form of cash payment obligations which are taken into account in the calculation of Net Cash, or (E) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Law);

(viii) (A) acquire any material asset or (B) sell, transfer, lease, exclusively license or otherwise irrevocably dispose of any of its assets or properties or grant any Lien with respect to such assets or properties;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; or adopt or change any material accounting method in respect of Taxes or change any annual Tax accounting period;

(x) waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries, other than waivers, settlements or agreements which (1) do not exceed, in the aggregate, $300,000 more than the amounts covered by insurance policies (2) do not impose any material restrictions on, or create any adverse precedent that would be material to, the operations or businesses of Parent or its Subsidiaries (including following the Mergers, the Company and/or the Surviving Entity), taken as a whole, (3) do not provide for equitable relief on, or the admission of wrongdoing by Parent or its Subsidiaries, and (4) do not relate to claims, litigations, investigations or proceedings brought by a Governmental Entity;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any Material Parent Registered IP;

(xiv) other than obtaining the “tail” insurance coverage contemplated by Section 7.5, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy, in each case, without obtaining commercially reasonable alternatives;

(xv) enter into, amend, modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any Contract that would have been a Parent Material Contract set forth on Section 5.16(b)(i), (ii), (iii), (v), (vii), (viii), (ix) or (x) had it been entered into prior to this Agreement;

(xvi) (A) enter into any agreement to purchase or (B) sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property lease, sublease, license or other occupancy agreement;

(xvii) (A) change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to increase pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property Rights to Parent or any of its Subsidiaries;

(xviii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xix) subject to Section 6.4 and Section 7.3, agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the First Effective Time. Prior to the First Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Parent shall procure prior written consent of the Company prior to entering into any definitive agreement in connection with the winding down of the Parent Legacy Business, which consent will not be unreasonably withheld or delayed and shall (i) permit the Company and its counsel to review and comment on any such agreements; and (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; provided that if the Company or its counsel fails to provide comments to Parent or its counsel within five Business Days of Parent or its counsel providing any such agreements to the Company or its counsel, such failure shall be deemed to be consent by the Company. Notwithstanding the foregoing, no such consent or review by the Company shall be required to the extent the obligations or undertakings to be agreed to by Parent that will continue following the First Effective Time are de minimis to Parent and its Subsidiaries and any cash obligations or liabilities of Parent and its Subsidiaries are or will be reflected as deductions in the calculation of Net Cash that are not material to the calculation of Net Cash.

Section 6.2 Operation of Company’s Business

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 6.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 6.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Company Capital Stock or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (other than with respect to Company Stock Awards in connection with a Company service provider’s termination of service in accordance with agreements in effect on the date of this Agreement);

(ii) sell, transfer, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any Company Capital Stock or other security (except for the issuance of Company Capital Stock upon the valid exercise or settlement of Company Stock Awards outstanding on the Company Measurement Date in accordance with their terms, as applicable or granted after the date of this Agreement in the ordinary course of business), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any Company Capital Stock or other security (other than the grant of Company Options under the Company Equity Plans in the ordinary course of business and consistent with past practice);

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents (other than pursuant to the Company Charter Amendment) or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) (A) lend money to any Person (other than routine advances of bona fide business expenses to employees of the Company in the ordinary course of business and consistent with past practice, pursuant to Company Equity Plans), (B) incur or guarantee any material indebtedness for borrowed money in excess of $200,000, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment other than in accordance with Section 6.2(b)(vi);

(vi) enter into any transaction outside the ordinary course of business for more than $500,000 in excess of the amount provided for the Company’s forecasted operating budget, which budget is set forth on Section 6.2(b)(vi) of the Company Disclosure Letter (the “Company Budget”);

(vii) acquire any material asset (other than as contemplated by the Company Budget), or sell, transfer, lease, exclusively license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties, in each case outside the ordinary course of business (subject to the terms of Section 6.2(b)(vii) of the Company Disclosure Letter);

(viii) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; or adopt or change any material accounting method in respect of Taxes or change any annual Tax accounting period;

(ix) waive, settle or compromise any pending or threatened Action against the Company, other than waivers, settlements or agreements which (A) do not exceed, in the aggregate, $300,000 more than the amounts covered by insurance policies (B) do not impose any material restrictions on the operations or businesses of the Company (including following the Mergers and/or the Surviving Entity), taken as a whole, (C) do not provide for equitable relief on, or the admission of wrongdoing by the Company, and (D) do not relate to claims, litigations, investigations or proceedings brought by a Governmental Entity;

(x) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(xii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Intellectual Property Rights of the Company (other than in the ordinary course of business and consistent with past practice);

(xiii) terminate, or fail to exercise renewal rights with respect to, any material insurance policy, in each case, without obtaining commercially reasonable alternatives;

(xiv) enter into, materially amend, materially modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any Contract that would have been a Company Material Contract set forth in Section 4.16(b)(iii)(A) – (C), (viii) or (x) had it been entered into prior to this Agreement;

(xv) (A) materially change royalties or other payments set or charged by the Company to its customers or licensees or (B) agree to any material increase in royalties or other payments set or charged by Persons who have licensed Intellectual Property Rights to the Company;

(xvi) other than as required by Law or GAAP, take any action to change accounting policies or, outside the ordinary course of business, accounting procedures; or

(xvii) subject to Section 6.4 and Section 7.2, agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 6.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement but shall terminate at the First Effective Time, during the Pre-Closing Period, upon reasonable advance notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Entity in connection with the Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Any access to any Company Facilities or Parent Facilities shall be subject to the Company’s or Parent’s reasonable security measures and the applicable requirements of the Company Leases and Parent Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

(b) Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be required to be provided to the extent that it would require any Party or its Subsidiaries (i) to waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law, or (iii) breach such Party’s confidentiality obligations to a third party; provided that with respect to such Party or its Subsidiary (A) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (B) shall provide to the other Party all related information that may be provided without causing an applicable violation or waiver (including, to the extent permitted, redacted versions of any such information), (C) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver, and (D) in the case of subclause (iii) upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections. In addition, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any Party or its Subsidiaries, except as otherwise expressly required by this Agreement, to provide information to the other Party that relates to (1) the negotiation of this Agreement, (2) the amount of the Merger Consideration or the valuation of the other Party in connection with this Agreement, the Transactions or any other financial or strategic alternatives considered by the board of directors of the other Party, (3) any Acquisition Proposal, (4) any process a Party has conducted with any financial advisor or other communications with any Persons in connection therewith prior to the date hereof, (5) the minutes of the meetings of the board of directors of a Party or any committee thereof discussing the Transactions or any similar transaction between a Party and any other Person (including any presentations or other materials prepared by or for the board of directors of a Party or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter), or (6) any disputes or controversies between a Party or any of its Affiliates and another Party or any of its Affiliates.

Section 6.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; provided, however, that Parent and the Company, and their Subsidiaries, and Representatives may refer the Person making an Acquisition Proposal or Acquisition Inquiry to the provisions of this Section 6.4 and make inquiries of such Person and its Representatives to ascertain facts regarding, and clarify the terms of, such Acquisition Proposal or Acquisition Inquiry for the purpose of the Parent Board or the Company Board, respectively, informing itself about such Acquisition Proposal or Acquisition Inquiry and the Person making it, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Proposal (other than Parent’s execution of an Acceptable Confidentiality Agreement in accordance with this Section 6.4(a)), (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, Parent may (x) prior to obtaining the Required Parent Stockholder Approvals, furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any Representative of Parent shall have breached this Section 6.4(a) with respect to such Acquisition Proposal in any material respect, (B) the Parent Board concludes in good faith, after consulting with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, (C) prior to initially furnishing any such non-public information to, or entering into discussions with, such Person, Parent receives from such Person an executed Acceptable Confidentiality Agreement, and (D) prior to or substantially concurrently with furnishing any such non-public information to such Person, Parent furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company) and (y) effectuate any non-appealable final action that any court of competent jurisdiction orders Parent or any of its Subsidiaries to take. Without limiting the generality of the foregoing, each

Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 6.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto. Each Party agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits such Party from providing any information to another Party in accordance with this Section 6.4.

(c) On the date of this Agreement, each Party shall cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and, request the destruction or return of any non-public information provided to such person in the 12 months preceding the date of this Agreement as soon as reasonably practicable after the date of this Agreement.

Section 6.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions, (b) any Action against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the knowledge of such Party, threatened against such Party or, to the knowledge of such Party, any director, officer or employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement, and (d) the failure of such Party to comply with any covenant or obligation of such Party; in the case of clauses (c) and (d), that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company or Parent in this Agreement or (y) determining whether any condition set forth in Article VIII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) and Section 8.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6 Regulatory Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall to the extent permissible under applicable Law: (a) offer the other Party the opportunity to consult prior to any proposed material meeting or other material communication with the FDA or any comparable Governmental Entity relating to any Company Product or Parent Product as the case may be or a material Permit under a Health Care Law, (b) promptly inform and provide such other Party with a reasonable opportunity to review, in advance, (i) any material filing proposed to be made by or on behalf of the Company on the one hand, or Parent, on the other hand, and (ii) any material correspondence or other material communication, in each case (i) or (ii) proposed to be submitted or otherwise transmitted to the FDA or any comparable Governmental Entity by or on behalf of the Company on the one hand, or Parent, on the other hand, (c) keep the other Party reasonably informed of any material communication (written or oral) with or from FDA or any comparable Governmental Entity relating to any Company Product or Parent Product as the case may be or a material Permit under a Health Care Law; and (d) promptly inform and provide such other Party with a reasonable opportunity to comment, in each case, prior to making any material change to any study protocol, making any material change to a manufacturing plan or process, or making any material change to a development timeline relating to any Company Product or Parent Product as the case may be. Each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify such other Party of any material data relating to any Company Product or Parent Product as the case may be, including information related to any serious or unexpected adverse events (as such concepts are contemplated under applicable Health Care Laws) with respect to any Company Product or Parent Product as the case may be, in each case which it discovers after the execution and delivery of this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement and contingent upon compliance by the Company of its obligations under Section 7.1(e) and the last sentence of this Section 7.1(a), (i) Parent will, the Company will reasonably assist Parent to, prepare and file with the SEC a proxy statement in preliminary form relating to the Parent Stockholder Meeting to be held in connection with the Mergers (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Class A Common Stock to be issued by virtue of the First Merger (but not in connection with the Concurrent PIPE Investment). Parent shall use its commercially reasonable efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond as promptly as practicable to any comments or requests of the SEC or its staff relating to the Registration Statement. Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 7.1 to comply in all material respects with the applicable rules and regulations promulgated by the SEC. Each Party shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Party that is required by Law to be included in the Registration Statement as the other Party may reasonably request in connection with such actions and the preparation of the Registration Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities Laws and the DGCL, and (ii) subject to the last sentence of this Section 7.1(b), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Financial Statements and the Company Interim Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Parent shall cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the First Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) The Company shall reasonably cooperate with Parent and shall provide, and cause its Representatives to as promptly as practical after the date of this Agreement provide, Parent and its Representatives, with (i) all information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement; and (ii) all financial statements of the Company and other Company data required or customary to be included in the Registration Statement (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accounting firm for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722)) and all information regarding the Company reasonably required for Parent to prepare pro forma financial statements, financial data, audit reports and other information regarding the Company of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act and related forms. The Company hereby consents to Parent’s use of and reliance on any audited or unaudited financial statements relating to the Company, including any filings that Parent desires to make with the SEC. The Company shall use commercially reasonable efforts to cooperate, and shall direct its independent auditors to reasonably cooperate, with Parent in connection with the preparation of any pro forma financial statements that are derived in part from the Company’s financial statements and shall provide Parent with a reasonable opportunity to consult with the Company and its Representatives, including its independent auditors, from time to time prior to the Closing, with respect to the progress of the preparation of such pro forma financial statements. Without limiting the Company’s obligations in Section 7.1(a) or Section 7.1(e), the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to the Registration Statement will be made by Parent, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Company and its legal counsel shall not be entitled to review and comment on any disclosures or filings to the extent related to any Acquisition Proposal or Acquisition Inquiry Parent has received.

Section 7.2 Company Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act and the prospectus related thereto has been filed and distributed, and in any event no later than two Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement (the “Information Statement”), which shall include (i) absent a Company Board Adverse Recommendation Change made in accordance with Section 7.2(e), the Company Board Recommendation, (ii) a copy of the Proxy Statement and (iii) the Company Stockholder Written Consent, in order to solicit the Company Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (A) adopting and approving this Agreement and the Transactions, (B) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (C) acknowledging that by its approval of the Mergers it is not entitled to appraisal rights with respect to its shares in connection with the Mergers and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. The Company shall use its reasonable best efforts to cause the Company’s stockholders sufficient for the Company Stockholder Approval to execute and deliver to the Company the Company Stockholder Written Consent promptly following delivery thereof and in any event within three Business Days after the delivery thereof. Promptly following receipt of the duly executed Company Stockholder Written Consent, the Company shall deliver a copy of the duly executed Company Stockholder Written Consent to Parent. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement or the Transactions. Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Information Statement, including all amendments and supplements thereto, prior to the distribution to the Company stockholders. No distribution of the Information Statement or any amendment or supplement to the Information Statement will be made by the Company to the Company’s stockholders, without the prior consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.

(b) Reasonably promptly following receipt of the Company Stockholder Approval, the Company shall prepare and send a notice in accordance with Section 228 of the DGCL (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent with respect to the Company Stockholder Approval. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Mergers are advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Mergers and the other Transactions and (ii) provide the stockholders of the Company to whom it is sent with notice of the availability of appraisal rights (along with such other information as is required thereunder and pursuant to applicable Law) and notice of the actions taken in the Company Stockholder Approval, including the adoption and approval of this Agreement, and the Mergers in accordance with Sections 228(e) and 262 of the DGCL and the Company Charter (as amended by the Company Charter Amendment) and Company Bylaws.

(c) The Company shall give Parent and its legal counsel reasonable opportunity to review and comment on all materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 7.2. The Company shall consider in good faith any such comments proposed by Parent and its legal counsel.

(d) The Company agrees that, subject to Section 7.2(e): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt this Agreement and approve the Company Charter Amendment, and the Company shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Company Board being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend

(or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary contained in Section 7.2(d), and subject to compliance with this Section 7.2 in all material respects, if at any time prior to the receipt of the Company Stockholder Approval, (i) the Company receives a Superior Offer that did not result from a material breach of Section 6.4(a) by the Company or (ii) there is a Company Intervening Event, the Company Board may make a Company Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) the Company has, and has caused its financial advisor and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (3) if after Parent shall have delivered to the Company an irrevocable written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement proposed by Parent); provided, that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Company Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 7.2(e) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Company Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.

(f) The Company’s obligation to deliver a copy of the Proxy Statement and the Company Stockholder Written Consent in accordance with Section 7.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry, or by any Company Board Adverse Recommendation Change.

Section 7.3 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to present one or more proposals to the stockholders in order to obtain the Required Parent Stockholder Approvals, including the Nasdaq

Issuance Proposal, the Equity Plan Proposals, the Charter Amendment Proposals, and such other proposals that Parent and the Company may mutually agree upon (the “Parent Stockholder Proposals”). The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event, but subject to the immediately following sentence, no later than 45 days after the effective date of the Registration Statement. Notwithstanding anything to the contrary contained herein, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Approvals, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, (iii) reasonable additional time is required to file and mail any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with legal counsel is reasonably necessary under Law or fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting, or (iv) if otherwise reasonably required by applicable Law or upon a request by the SEC; provided that the Parent Stockholder Meeting shall not be postponed or adjourned more than an aggregate of 40 days in connection with any postponements or adjournments pursuant to the foregoing subclause (i) or subclause (ii). Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law.

(b) If on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, the Parties are unable to negotiate an agreed upon determination of Net Cash or pursuant to Section 3.7, Parent will postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments as a result of this Section 7.3(b).

(c) Parent agrees that, subject to Section 7.3(d), (i) the Parent Board shall, recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframes set forth in Section 7.3(a) and Section 7.3(b) and (ii) subject to Section 7.3(d), the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Proposals (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”) and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 7.3(c), and subject to compliance with Section 7.3 in all material respects, if at any time prior to obtaining the Required Parent Stockholder Approvals, (i) Parent receives a Superior Offer that did not result from a material breach of Section 6.4(a) by Parent or (ii) there is a Parent Intervening Event, the Parent Board may make a Parent Board Adverse Recommendation Change (and shall not be required to include the Parent Board Recommendation in the Proxy Statement) if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Parent Board determines in good faith, after consulting with outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Parent has, and has caused its financial advisor and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (3) if after the Company shall have delivered to Parent an irrevocable written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement proposed by the Company); provided, that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 7.3(d) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(e) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 7.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.

(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14e-2(a) and 14d-9 shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

Section 7.4 Efforts; Regulatory Approvals; Transaction Litigation.

(a) The Parties shall use commercially reasonable efforts to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions, (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to not give rise to any increased, additional, accelerated or guaranteed rights or entitlements to a third party thereunder, or to remain in full force and effect following the completion of the Transactions, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Transactions.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Entity with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Entity.

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt (but no later than within two Business Days) written notice of any “demand letter” or any litigation initiated, or threatened in writing, against Parent and/or its directors relating to this Agreement or the Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company, at its sole cost and expense, the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided, that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation, and (iv) will not settle or consent or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which such consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.5 Indemnification, Exculpation and Insurance.

(a) From the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of Parent and the Surviving Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent, its Subsidiaries, or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such D&O Indemnified Party to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the First Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the First Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the First Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s organizational documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s organizational documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time.

(d) From and after the First Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the First Effective Time, a six- year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the First Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the First Effective Time (including in connection with this Agreement or the Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(e) From and after the First Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 7.5 in connection with their enforcement of the rights provided to such persons in this Section 7.5.

(f) The provisions of this Section 7.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.5. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.5.

Section 7.6 Section 16 Matters. Prior to the First Effective Time, each of Parent and the Company shall take all steps necessary or appropriate to cause the acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the First Merger by each officer or director (including by deputization) who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.7 Disclosure. The initial press release regarding the Transactions will be a joint press release in a form previously agreed to by Parent and the Company and issued promptly after the execution and delivery of this Agreement by the Parties. Without limiting any Party’s obligations under the Confidentiality Agreement, thereafter neither the Company nor Parent will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consultation of the other Party (with such consultation to include giving the other Party the opportunity to review and comment on such press release or other announcement and for the Party making such disclosure to consider in good faith the comments of such other Party), except (a) upon the advice of outside legal counsel, such Party determines in good faith that such disclosure is required by Law, (b) with respect to communications by Parent or the Company with any Parent employees or Company employees, respectively, (c) in connection with any dispute between the

Parties regarding this Agreement or the Transactions, (d) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity or Law; provided, however, that neither Party will be entitled to any such consultation, review or comment in connection with the receipt and existence of, or public release with respect to its receipt by the other Party of, any Acquisition Proposal, or such portion of any press release, public statement or filing to be issued or made by the Party receiving an Acquisition Proposal pursuant to Section 7.2(e), Section 7.3(e) or with respect to, any Company Board Adverse Recommendation Change, Parent Board Adverse Recommendation Change, or pursuant to Section 7.3(f) and matters related thereto. Notwithstanding anything to the contrary set forth in this Agreement, a Party may, without consultation with the other Party, issue one or more press releases or public statements and respond to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such press releases, public statements or other statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 7.7 that are consistent with prior press releases issued or public statements made in compliance with this Section 7.7 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 7.7 will prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions.

Section 7.8 Listing. At or prior to the First Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its existing listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of shares of Parent Common Stock to be issued in connection with the Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Stock Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Stock Split, certified by the Delaware Secretary of State, to Nasdaq on the Closing Date, and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each of Parent and the Company will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.8. Parent agrees to pay all Nasdaq fees associated with any action contemplated by this Section 7.8 (other than the all-inclusive annual Nasdaq fee, which shall be borne entirely by the Company).

Section 7.9 Tax Matters.

(a) Each of Parent and the Company will (and will cause its respective Affiliates to) (i) use all reasonable best efforts to cause the Mergers, taken together, to constitute a transaction qualifying for the Intended Tax Treatment and (ii) not take any action, or fail to take any action, that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. Parent shall not file (or cause its Affiliates, including the Company, to file) any U.S. federal, state or local Tax Return after the Closing Date in a manner that is inconsistent with the treatment of the Mergers as a transaction qualifying for the Intended Tax Treatment for U.S. federal, state and local income and other relevant Tax purposes, and shall not take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary in this Agreement, if the Company, in connection with Tax Counsel (as defined below), determines that the Transactions will qualify for the Intended Tax Treatment if only the First

Merger is consummated, the parties hereto will not be required to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger.

(b) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion to be prepared and submitted regarding the Intended Tax Treatment of the Mergers to the stockholders of the Company, Parent and the Company shall deliver to Wilson Sonsini Goodrich & Rosati, P.C. (or other nationally recognized tax counsel) (“Tax Counsel”) customary Tax representation letters in the form reasonably satisfactory to Tax Counsel, dated and duly executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by Tax Counsel in connection with the preparation and filing of the Registration Statement, and Tax Counsel shall furnish an opinion, which will be subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Mergers.

(c) 50% of all transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid by the Company and 50% of Transfer Taxes shall be borne and paid by Parent. Unless otherwise required by applicable Law, the Company and Parent shall timely file any Tax Return or other document with respect to their respective portions of Transfer Taxes and shall reasonably cooperate with respect thereto as necessary.

(d) In order to apportion appropriately any Taxes relating to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the portion of any Taxes that are allocable to the Pre-Closing Tax Period shall be: (i) in the case of Taxes that are imposed on a periodic basis (and not based on invoices, receipts, sales or payments), deemed to be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in clause (i) (including income Taxes and sale, gross receipts and other similar Taxes imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed to be equal to the amount that would be payable if the Tax year or period ended and the books closed at the close of the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

Section 7.10 Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts to take all necessary actions so that the Persons listed on Section 2.6(c) and Section 2.6(d) of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers and directors of Parent and the Surviving Entity, as set forth therein, to serve in such positions effective as of the First Effective Time. If any Person listed on Section 2.6(c) and Section 2.6(d) of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Entity, as set forth therein, the Party appointing such Person (as set forth on Section 2.6(c) and Section 2.6(d) of the Parent Disclosure Letter) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 7.11 Termination or Waiver of Certain Agreements and Rights. Except as set forth on Section 7.11 of the Parent Disclosure Letter, (a) the Company shall use its commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements, promissory notes and any other similar Contracts between Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director nomination or appointment rights (collectively, the “Investor

Agreements”), to be terminated immediately prior to the First Effective Time, (b) Parent shall use commercially reasonable efforts to cause all Contracts set forth in Section 7.11 of the Parent Disclosure Letter to be terminated effective no later than the First Effective Time (or, to the extent specified on such Section 7.11, any applicable rights thereunder waived) and (c) promptly following the date of this Agreement, Parent shall initiate the winding down and dissolution of Reneo Pharma Ltd. and use its commercially reasonable efforts to complete such dissolution in a timely manner.

Section 7.12 Obligations of Merger Subs. Parent will take all action necessary to cause each of the Merger Subs to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 7.13 Allocation Certificate. The Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the First Effective Time) (a) each holder of the Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of the Company Capital Stock held as of the Closing Date for each such holder and (d) the number and type of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the First Effective Time (the “Allocation Certificate”).

Section 7.14 New Parent Equity Plans; Termination of Parent ESPP.

(a) Prior to the First Effective Time, the Parent Board will adopt the 2024 Equity Incentive Plan, subject to the Closing and effective as of the First Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2024 Equity Incentive Plan Proposal. Subject to the approval of the 2024 Equity Incentive Plan Proposal by the stockholders of Parent prior to the First Effective Time, Parent shall file with the SEC, promptly after the First Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2024 Equity Incentive Plan. As of the First Effective Time, Parent will grant no new awards pursuant to the Parent 2021 Equity Incentive Plan or the Parent 2014 Equity Incentive Plan and will terminate each such plan (to the extent not previously expired or terminated) for future use no later than immediately prior to, and contingent upon, the First Effective Time, provided that the 2024 Equity Incentive Plan Proposal has been approved by Parent stockholders. The Company will ensure that the 2024 Equity Incentive Plan provides that the following shares will be included in the share reserve and be available for future grants under the 2024 Equity Incentive Plan: (i) any shares that remain available for issuance pursuant to the Parent 2021 Equity Incentive Plan as of the Effective Time; and (ii) any shares subject to awards previously granted pursuant to the Parent 2021 Equity Incentive Plan that expire, are cancelled or forfeited, or would otherwise be added back to the share reserve of the Parent 2021 Equity Incentive Plan in accordance with its terms.

(b) Prior to the First Effective Time, the Parent Board will adopt the 2024 ESPP, subject to the Closing and effective as of the First Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2024 ESPP Proposal. Subject to the approval of the 2024 ESPP Proposal by the stockholders of Parent prior to the First Effective Time, Parent shall file with the SEC, promptly after the First Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2024 ESPP.

(c) Parent will use commercially reasonable efforts to ensure that (i) no new purchase periods under the Parent 2021 Employee Stock Purchase Plan (the “Parent ESPP”) will commence during the period from the date of this Agreement through the Closing Date; (ii) there will be no increase in the amount of payroll deductions (or other contributions) permitted to be made by participants under the Parent ESPP during any current purchase periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement; (iii) there will be no grants of new purchase rights under the Parent ESPP from the date of this Agreement through the Closing Date; and (iv) no individuals shall commence participation in the Parent ESPP during the period from the date of this Agreement through the Closing Date. To the extent applicable, no later than ten Business Days prior to the Closing Date, in the case of any outstanding purchase rights under the Parent ESPP, any then-current purchase period under the Parent ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Parent Common Stock (rounded down to the nearest whole share) in accordance with the terms of the Parent ESPP. Prior to the First Effective Time, Parent will use commercially reasonable efforts to terminate the Parent ESPP as of immediately prior to the First Effective Time but contingent upon the occurrence of the Closing. Any accumulated contributions of each participant under the Parent ESPP, to the extent not used to purchase shares in accordance with the terms of the Parent ESPP as of the final purchase thereunder, shall be refunded to the applicable participant as promptly as practicable following such final purchase.

Section 7.15 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the First Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

Section 7.16 280G. No later than five Business Days prior to the First Effective Time, Parent shall cause to be prepared and shall deliver to the Company an updated 280G Analysis.

Section 7.17 Subscription Agreement.

(a) Following the execution of this Agreement, Parent shall, if requested by the Company, execute subscription agreements (“Additional Subscription Agreements”) with additional Persons to subscribe and purchase a number of shares of Parent Common Stock immediately following the Closing; provided that, unless otherwise mutually agreed by Parent and the Company (i) each such Additional Subscription Agreement shall be in substantially the form of the Subscription Agreement, (ii) all such Additional Subscription Agreements are entered into with Persons that had been contacted by the Company or Parent prior to the date of this Agreement regarding subscribing and purchasing a number of shares of Parent Common Stock, (iii) the price per share of Parent Common Stock purchased under such Additional Subscription Agreements shall be the same price per share of Parent Common Stock purchased in the Concurrent PIPE Investment; and (iv) all such Additional Subscription Agreements shall not in the aggregate provide for cash proceeds in excess of $20,000,000.

(b) For the avoidance of doubt, to the extent any Additional Subscription Agreements are executed by Parent, they shall for all purposes under this Agreement be considered as part of the Concurrent PIPE Investment and, at the Closing, assuming Parent’s compliance with the requirements set forth in this Section 7.17, Parent shall be permitted to consummate the Concurrent PIPE Investment, and issue the Parent Common Stock contemplated thereunder, in accordance with the terms and conditions of the Subscription Agreement and Additional Subscription Agreements, if any.

Section 7.18 Company 2023 Financial Statements. The Company shall furnish to Parent the audited balance sheet of the Company as at December 31, 2023 and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto, accompanied by the reports there of the Company’s independent auditors (the “Company 2023 Financial Statements”) as promptly as practicable, and shall use commercially reasonable efforts to furnish to Parent the Company 2023 Financial Statements on or before May 31, 2024.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1 Conditions Precedent of Each Party. The obligation of each Party to effect the Mergers and otherwise consummate the Transactions to be consummated at the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common Stock in connection with the Transactions shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b) No Restraints. No temporary restraining order, preliminary or permanent injunction or other judgement, order or decree preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of prohibiting or making the consummation of the Transactions illegal.

(c) Stockholder Approvals. (i) Parent shall have obtained the Required Parent Stockholder Approvals and (ii) the Company shall have obtained the Company Stockholder Approval.

(d) Nasdaq Listing Approval. (i) The approval of the listing of the additional shares pursuant to the Nasdaq Listing Application shall have been approved for listing (subject to official notice of issuance) on Nasdaq and (ii) Parent shall have maintained its existing listing on Nasdaq and obtained approval of the listing of the combined corporation on Nasdaq.

(e) Company Charter Amendment. Evidence of the filing of the Company Charter Amendment, substantially in the form attached hereto as Exhibit I (with such changes as may be mutually agreed between Parent and the Company, the “Company Charter Amendment”), shall have been obtained.

(f) Effectiveness of Subscription Agreements. The Subscription Agreement evidencing the Concurrent PIPE Investment shall be in full force and effect and provide for cash proceeds of not less than $60,000,000 (including any amounts funded pursuant to a Pre-Closing Financing or an Additional Subscription Agreement), which gross proceeds will be received by Parent immediately prior to or immediately following the Closing in connection with the consummation of the Mergers and in accordance with the terms of such agreements.

Section 8.2 Conditions Precedent to Obligation of the Company. The obligation of the Company to effect the Mergers and otherwise consummate the Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Parent and Merger Subs Representations. Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representation shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except, in each case, (w) for such inaccuracies which are de minimis, individually or in the aggregate, (x) for those representations and warranties which address matters only as of a particular date

(which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (w), as of such particular date), (y) variances arising due to the transactions contemplated by the Subscription Agreement, and (z) for such inaccuracies as are taken into account in the calculation of the Parent Outstanding Shares and the Exchange Ratios. The representations and warranties of Parent and the Merger Subs contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Parent shall have performed or complied with in all material respects all agreements, obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Section 8.2(a), (b) and (c) have been duly satisfied; and

(ii) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 7.10.

(e) Net Cash. At the Closing, the Final Parent Net Cash shall be no less than $55,000,000.

Section 8.3 Conditions Precedent of Parent and Merger Subs. The obligations of Parent and the Merger Subs to effect the Mergers and otherwise consummate the Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Company Representations. Each of the Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representation shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualification set forth in the preceding clause (x), as of such particular date), and (z) for such inaccuracies as are taken into account in the calculation of the Company Outstanding Common Stock Shares, Company Outstanding Preferred Stock Shares and the Exchange Ratios. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements, obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Section 8.3(a), (b) and (c) have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date;

(ii) the Allocation Certificate; and

(iii) a certificate in the form and substance required under Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, in each case, duly executed by the Company and in form and substance reasonably acceptable to Parent.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after the receipt of the Company Stockholder Approval and whether before or after approval of the Parent Stockholder Proposals by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the First Merger shall not have been consummated by November 10, 2024 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, the Merger Subs’) action or failure to act has been a principal cause of the failure of the First Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the First Merger shall not have been consummated by the End Date and such failure to consummate the Mergers shall have been caused by SEC not declaring effective under the Securities Act the Registration Statement sufficiently in advance thereof, then without any action of the Parties, the End Date shall automatically extend for an additional 90 days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions;

(d) by Parent if the Company Stockholder Approval shall not have been delivered to Parent within five Business Days after the Registration Statement is declared effective under the Securities Act; provided, however, that once the Company Stockholder Approval has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Proposals and (ii) the Required Parent Stockholder Approvals shall not have been obtained at the Parent Stockholder Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Approvals shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to obtaining the Required Parent Stockholder Approvals) if a Parent Triggering Event shall have occurred; provided that the Company shall only be permitted to terminate this Agreement pursuant to this Section 9.1(f) within 10 Business Days after the occurrence of a Parent Triggering Event;

(g) by Parent (at any time prior to obtaining the Company Stockholder Approval) if a Company Triggering Event shall have occurred; provided that Parent shall only be permitted to terminate this Agreement pursuant to this Section 9.1(g) within 10 Business Days after the occurrence of a Company Triggering Event;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent, Merger Sub I or Merger Sub II or if any representation or warranty of Parent, Merger Sub I or Merger Sub II shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in Parent’s, Merger Sub I’s or Merger Sub II’s representations and warranties or breach by Parent, Merger Sub I or Merger Sub II is curable by Parent, Merger Sub I or Merger Sub II, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or the Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Parent, Merger Sub I or Merger Sub II (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent, Merger Sub I or Merger Sub II of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach Parent, Merger Sub I or Merger Sub II is cured prior to such termination becoming effective); or

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3 and Article X (and the related definitions of the defined terms in such Section or Article) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3 or as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Mergers are consummated, provided, however, that (i) the Company shall pay (A) 50% of the fees incurred by Parent pursuant to Section 7.4(a) and Section 7.4(b), and (B) 50% of Transfer Taxes pursuant to Section 7.9(c), and (ii) Parent shall pay, (A) 50% of the fees pursuant to Section 7.4(a) and Section 7.4(b), (B) the costs, fees, and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, (C) the fees and expenses payable to the Exchange Agent in connection with the Transactions, (D) the fees associated with the Nasdaq Listing Application, and (E) 50% of Transfer Taxes pursuant to Section 7.9(c).

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) (and the Required Parent Stockholder Approvals have not been obtained), by Parent or the Company pursuant to Section 9.1(e), or by the Company pursuant to Section 9.1(h), and (ii) at any time after the date of this Agreement and prior to the receipt of the Required Parent Stockholder Approvals an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn prior to such termination), and (iii) within 12 months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company a nonrefundable fee in an amount equal to $3,000,000 (the “Parent Termination Fee”) within five Business Days after termination (or, if applicable, upon such entry into a definitive agreement for, or consummation of, a Subsequent Transaction).

(c) If this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f)), then Parent shall pay to the Company the Parent Termination Fee within five Business Days after such termination.

(d) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) (and the Company Stockholder Approval has not been obtained), by Parent or the Company pursuant to Section 9.1(d), or by Parent pursuant to Section 9.1(i), and (ii) at any time after the date of this Agreement and before obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn prior to such termination), and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay shall pay to Parent a nonrefundable fee in an amount equal to $3,000,000 (the “Company Termination Fee”) within five Business Days after termination (or, if applicable, upon such entry into a definitive agreement for, or consummation of, a Subsequent Transaction).

(e) If this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)), then Company shall pay to Parent the Company Termination Fee within five Business Days after such termination.

(f) If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g) The Parties agree that, subject to Section 9.2, the payment of fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion; provided, however, that nothing in this Agreement shall limit the liability of a Party (and the payment of fees and expenses set forth in this Section 9.3 shall not be the sole and exclusive remedy in respect of such Party) in connection with fraud or willful breach. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 9.3(g) shall limit the rights of the Parties under Section 10.10.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the First Effective Time.

Section 10.2 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors or managing member, as applicable, at any time, whether before or after Company Stockholder Approval or the Required Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Required Parent Stockholder Approvals have been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

Section 10.3 Waiver. The Parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the Company Stockholder Approval or the Required Parent Stockholder Approvals have been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next- day courier, (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Pacific Time on a Business Day, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below, or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to Parent, Merger Sub I or Merger Sub II, to:

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road

Suite 275-S

Irvine, CA 92612

Attention: Jennifer Lam

E-mail: jlam@reneopharma.com

with a copy (which shall not constitute notice) to:

Jones Day

3161 Michelson Drive

Suite 800

Irvine, CA 92612

Attention: Jonn R. Beeson

Email: jbeeson@jonesday.com

(ii) if to Company or the Surviving Company (following the Closing), to:

OnKure, Inc.

6707 Winchester Circle, Suite #400

Boulder, Colorado 80301

Attention: Jason Leverone and Rogan Nunn

Email: jleverone@onkure.com and rnunn@onkure.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati PC

One Market Plaza

San Francisco, CA 94105

Attention: Ethan P. Lutske

E-mail: elutske@wsgr.com

Section 10.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Subscription Agreements, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 10.6 No Third-Party Beneficiaries.

(a) Except as provided in Section 7.5, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than (i) the right of the holders of Company Capital Stock to receive the Merger Consideration pursuant to Article III following the Effective Time in accordance with the terms of this Agreement; and (ii) subject to Section 9.2 and Section 9.3(g), solely the Company may seek, collect and retain damages on behalf of the holders of shares of Company Capital Stock (which Parent acknowledges and agrees may include damages based on a decrease in share value or lost premium).

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.8 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that the Parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that each Party shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 10.11 Further Assurances. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

Section 10.12 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 10.15 Electronic Signature. Duly authorized signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

Section 10.16 No Presumption Against Drafting Party. Each of Parent, the Merger Subs and the Company acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RENEO PHARMACEUTICALS, INC.

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	President and CEO

RADIATE MERGER SUB I, INC.

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	President and CEO

RADIATE MERGER SUB II, LLC

By: Reneo Pharmaceuticals, Inc., a Delaware corporation Its: Sole Member

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	President and CEO

[Radiate Parties’ Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ONKURE, INC.

By:	/s/ Nicholas A. Saccomano
Name:	Nicholas A. Saccomano
Title:	Chief Executive Officer

[Company Signature Page to Agreement and Plan of Merger]

Exhibit A

FORM OF PARENT AMENDED CHARTER

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RENEO PHARMACEUTICALS, INC.

Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that:

ONE: The date of filing of the Company’s original certificate of incorporation with the Delaware Secretary of State was September 22, 2014.

TWO: The Amended and Restated Certificate of Incorporation of the Company, is hereby amended and restated to read in its entirety as follows:

I.

The name of this corporation is OnKure Therapeutics, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801 and the name of its registered agent at such address is National Registered Agents, Inc.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. General

The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is [•] shares. [•] shares shall be Common Stock, each having a par value of $0.0001, of which [•] shares of Common Stock are designated as a series denominated as Class A Common Stock (the “Class A Common Stock”) and [•] shares of Common Stock are designated as a series denominated as Class B Common Stock (the “Class B Common Stock”). [•] shares shall be Preferred Stock, each having a par value of $0.0001.

Effective upon the filing and effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”) each share of the Company’s Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically, and without further action by any stockholder, be reclassified as one (1) share of Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the Company’s Common Stock shall from and after the Effective Time be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

B. Common Stock

(a)

Except as expressly set forth in this Article IV with respect to voting rights and conversion rights only, the Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock. If the Company in any manner subdivides or combines the shares of Class A Common Stock, then the shares of Class B Common Stock will be subdivided or combined in the same proportion and manner, and if the Company in any manner subdivides or combines the shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner. Unless a holder of Class B Common Stock requests for shares of Class B Common Stock held by such holder to be certificated, shares of Class B Common Stock shall not be certificated and shall be held in book-entry form on the books and records of the Company.

(b)

The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock pursuant to this Article IV, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. For the avoidance of doubt, no share of Class B Common Stock shall be converted into a share of Class A Common Stock except in accordance with this Article IV.

(c)

Each share of Class A Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders. Except as (and only to the extent) otherwise required by applicable law, the holders of the Class B Common Stock shall have no voting rights, and Class B Common Stock shall not entitle the holder thereof to vote on any matter, including the election of directors, at any time.

(d)

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(e)

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

(f)

i.

Subject to the terms of this clause (f) of Section B of this Article IV, shares of Class B Common Stock shall be convertible into a corresponding number of fully paid and nonassessable shares of Class A Common Stock upon written notice by the holder thereof. Notwithstanding anything to the contrary herein, no holder of Class B Common Stock shall be entitled to receive, and the Company shall not deliver to any such holder, any Class A Common Stock upon conversion of the Class B Common Stock to the extent (but only to the extent) that, after such receipt, such converting holder and its Affiliates (together, the “Related Holders”) would beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock in excess of the Beneficial Ownership Limitation Percentage (as defined below) (this provision, the “Beneficial Ownership Limitation”). For the avoidance of doubt, in the event that the Related Holders beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage without taking into account the conversion of Class B Common Stock, then none of the Class B Common Stock shall be convertible into shares of Class A Common Stock until such time as the Related Holders no longer beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the

Beneficial Ownership Limitation Percentage. The “Beneficial Ownership Limitation Percentage” means initially 9.9% of the then-outstanding shares of Class A Common Stock. Any holder of Class B Common Stock may increase the Beneficial Ownership Limitation Percentage with respect to such holder upon 61 days’ prior written notice to the Company (but, prior to the Restriction Lapse Date, not above 9.9% of the then-outstanding shares of Class A Common Stock) and may decrease the Beneficial Ownership Limitation Percentage at any time upon providing written notice of such election to the Company; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation Percentage with respect to such holder unless all holders managed by the same investment advisor as such electing holder make the same election.

ii.

Before any holder shall be entitled to exchange any shares of such Class B Common Stock pursuant to Section B of this Article IV, such holder shall give written notice to the Company at its principal corporate office of the election to exchange the same and shall state therein the name or names in which the shares of Class A Common Stock are to be issued. Any conversion notice provided by a converting holder under this Section B of this Article IV shall constitute the converting holder’s acknowledgement and confirmation to the Company that (i) the acquisition of the shares of Class A Common Stock sought in the conversion notice will not result in Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of more shares of Class A Common Stock than permitted by the Beneficial Ownership Limitation and (ii) any Class A Common Stock to which the converting holder would be entitled but for the Beneficial Ownership Limitation will remain Class B Common Stock.

iii.

For purposes of determining the number of outstanding shares of Class A Common Stock a holder may acquire upon the conversion of Class B Common Stock without exceeding the Beneficial Ownership Limitation Percentage, such holder may rely on the on the number of outstanding shares of Class A Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the U.S. Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the transfer agent for the Class A Common Stock, if any, setting forth the number of shares of Class A Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a conversion notice from a holder at a time when the actual number of outstanding shares of Class A Common Stock is less than the Reported Outstanding Share Number, the Company shall notify such holder in writing of the number of shares of Class A Common Stock then outstanding and, to the extent that such conversion notice would otherwise cause such holder’s beneficial ownership, as determined pursuant to Section B of this Article IV, to exceed the Beneficial Ownership Limitation Percentage, such holder must notify the Company of a reduced number of shares of Class A Common Stock to be delivered pursuant to such conversion notice. The Company shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (unless shares of Class A Common Stock are uncertificated, or such holder requests for such shares to be entered in book-entry form). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such conversion notice, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to Section B of this Article IV shall be retired by the Company and shall not be available for reissuance.

iv.

Any purported delivery of shares of Class A Common Stock upon conversion of Class B Common Stock shall be void ab initio and shall have no effect to the extent (but only to the extent) that such delivery would result in the Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of more shares of Class A Common Stock than permitted by the Beneficial Ownership Limitation Percentage. To the extent that any portion of a purported delivery is void ab initio (the “Voided Excess Stock”), the Class A Common Stock constituting the Voided Excess Stock shall thereafter represent only the right to receive a number of Class B Common Stock equal to the Voided Excess Stock. As soon thereafter as practicable, the Company and the holder will cooperate to exchange Class A Common Stock constituting the Voided Excess Stock for an equal number of shares of Class B Common Stock.

v.

“Restriction Lapse Date” means the date that the original recipient of Class B Common Stock (the “Original Recipient”) issued Class B Common Stock as merger consideration pursuant to that certain Agreement and Plan of Merger dated on or about May _, 2024, by and among the Company, Radiate Merger Sub I, Inc., Radiate Merger Sub II, LLC, and OnKure, Inc., as it may be amended from time to time, and the Original Recipient’s Affiliates cease to hold any shares of Class B Common Stock.

vi.

No part of this Section B of Article IV relating to the Class B Common Stock (including, for the avoidance of doubt, this paragraph) shall be waived, altered, amended or repealed (whether by merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion or otherwise) without the unanimous vote of the holders of the outstanding shares of Class B Common Stock.

C. Preferred Stock

(a)

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(b)

Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

D. Increase or Decrease. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding and/or required to be reserved by the terms of this Amended and Restated Certificate of Incorporation) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

E. Definitions. For purposes of this Article IV, the following definitions shall apply:

(a)

“Affiliate” shall mean, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund or account or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person whether through the ownership of voting securities, by contract or otherwise.

(b)	“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association, government agency or political subdivision thereof or other entity.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class.

D. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Amended and Restated Bylaws of the Company (the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

F. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

G. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action shall be taken by the stockholders of the Company by written consent or electronic transmission.

H. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws.

VI.

A. The liability of a director of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the Company; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Restated Certificate.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock that may be designated from time to time, subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of this Restated Certificate.

IX.

A. The personal liability of an officer of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as an officer shall be eliminated to the fullest extent under the DGCL as the same exists or as may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article IX shall only be prospective and shall not affect the rights or protections or increase the liability of any officer under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability.

* * * *

THREE: This Amended and Restated Certificate of Incorporation has been duly adopted and approved by the Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the DGCL.

[Signature page follows]

IN WITNESS WHEREOF, Reneo Pharmaceuticals, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer this [●] date of [●], 20[●].

RENEO PHARMACEUTICALS, INC.

GREGORY J. FLESHER
President and Chief Executive Officer

Exhibit B

FORM OF PARENT AMENDED BYLAWS

AMENDED AND RESTATED

BYLAWS

OF

ONKURE THERAPEUTICS, INC.

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of OnKure Therapeutics, Inc. (the “corporation”) in the State of Delaware shall be fixed in the corporation’s certificate of incorporation, as the same may be amended from time to time (the “Certificate of Incorporation”).

Section 2. Other Offices. The corporation may at any time establish other offices.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors of the corporation (the “Board of Directors”) may adopt or alter a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the corporation’s principal executive office.

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these Amended and Restated Bylaws (the “Bylaws”), the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the corporation’s notice of meeting of stockholders (or any supplement thereto); (ii) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the total number of authorized directors; (iii) as may be provided in the certificate of designations for any class or series of Preferred Stock; or (iv) by any stockholder of the corporation who (A) is a stockholder of record at the time of giving the stockholder’s notice contemplated by Section 5 of these Bylaws, (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting, (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting, (D) is a stockholder of record at the time of the annual meeting, and (E) complies with the notice procedures set forth in this Section 5 of these Bylaws. For the avoidance of doubt, clause (iv) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(i) For nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given written notice to the Secretary of the corporation (the “Secretary”) at the principal executive offices of the corporation on a timely basis and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice must set forth as to each nominee such stockholder proposes for election as a director: (A) the name, age, business address and residence address of such nominee; (B) the principal occupation or employment of such nominee; (C) the class and number of shares of each class of capital stock of the corporation which are held of record or beneficially owned by such nominee and any (1) Derivative Instruments (as defined below) held or beneficially owned by such nominee, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument and (2) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such nominee with respect to the corporation’s securities; (D) with respect to each nominee for election or re-election to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 5(e) of these Bylaws; (E) all information concerning such nominee that is required to be disclosed in connection with solicitation of proxies for the contested election of directors, or that is otherwise required, in each case pursuant to Section 14 of the 1934 Act; (F) such nominee’s written consent (1) to being named as a nominee of such stockholder, (2) to being named in the corporation’s form of proxy pursuant to Rule 14a-19 under the 1934 Act (“Rule 14a-19”) and (3) to serving as a director of the corporation if elected; (G) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such nominee has, or has had within the past three years, with any person or entity other than the corporation (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the corporation (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and (H) a description of any other material relationships between such nominee and such nominee’s respective affiliates and associates, or others acting in concert with them with respect to the nomination, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them with respect to the nomination, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such nominee were a director or executive officer of such registrant. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) For business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws, and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice must set forth as to each matter such stockholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting; (2) the text of the proposal or business including the text of any resolutions proposed for consideration (and, if applicable, the text of any proposed amendment to these bylaws); (3) the reasons for conducting such business at the meeting; (4) any material interest in such business of any Proponent (as defined below); and (5) all agreements, arrangements and understandings between any Proponent and any other persons (including their names) in connection with the proposal of such business by such stockholder.

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws must be received by the Secretary at the principal executive offices of the corporation not later than 5:00 p.m., Mountain Time, on the 90th day and no earlier than 8:00 a.m., Mountain Time, on the 120th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the corporation’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent); provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that no annual meeting of stockholders was held in the preceding year, or the date of the annual meeting for the current year is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received by the Secretary not earlier than 8:00 a.m., Mountain Time, on the 120th day prior to such annual meeting and not later than 5:00 p.m., Mountain Time, on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall an adjournment, rescheduling, postponement or other delay of an annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i), Section 5(b)(ii) or Section 6(c) of these Bylaws shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books, and of their respect affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business; (B) for each class or series, the number of shares of the corporation’s capital stock that are, directly or indirectly, owned beneficially or held of record by each Proponent or their respective affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business; (C) any agreement, arrangement or understanding (whether oral or in writing) between any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any Proponent in connection with the proposal of such nomination or other business; (D) a representation and undertaking that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation’s capital stock as of the date of the submission of the notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting; (E) a representation and undertaking as to whether any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business intends, or is part of a group that intends, to (1) deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of the corporation’s then-outstanding stock required to elect such nominee or nominees or to approve or adopt such proposal, as applicable (which representation and undertaking must include a statement as to whether any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business intends to solicit the requisite percentage of the voting power of the corporation’s capital stock under Rule 14a-19), or (2) otherwise solicit proxies from stockholders in support of such proposal or nomination; (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; (G) any (1) Derivative Instruments (as defined below), including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument, and (2) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, any Proponent or any affiliate or associate thereof; (H) any other information relating to each Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; (I) such other information relating to any proposed item of business as the corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action; (J) any material relationship between any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business, on the one hand, and the corporation or any of its officers, directors or affiliates, on the other hand; (K) any material pending or threatened legal proceeding in which any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is a party or material participant involving the corporation or any of its officers, directors or affiliates; (L) any direct or indirect interest of any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business in any contract with the corporation, any affiliate of the corporation or any principal competitor (as defined below) of the corporation (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement); (M) any significant equity interests or any Derivative Instruments in any principal competitor of the corporation that are held by any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business; (N) any performance-related fees (other than an asset-based fee) that any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is entitled to based on any increase or decrease in the value of the corporation’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household; (O) any proportionate interest in the corporation’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership; (P) any rights to dividends on the corporation’s securities owned beneficially by any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business that are separated or separable from the underlying security; and (Q) any proxy, contract, arrangement, understanding or relationship pursuant to which any Proponent or any affiliate or associate thereof or others acting in concert therewith has a right to vote any shares of any security of the corporation.

For purposes of Sections 5 and 6 of these Bylaws, a “Derivative Instrument” means any agreement, arrangement, interest or understanding that has been entered into by, or on behalf or for the benefit of, any Proponent or any affiliates or associates thereof, or others acting in concert therewith in connection with the proposal of such nomination or other business, with respect to the corporation’s securities which agreement, arrangement, interest or understanding may include, without limitation and regardless of the form of settlement, any forward, future, option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short or long position, profit interest, hedging transaction, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares.

(c) In addition to the requirements of Sections 5(a) and (b) of these Bylaws, to be timely, a stockholder’s written notice (and any additional information submitted to the corporation in connection therewith) must be further updated and supplemented (A) if necessary, so that the information provided or required to be provided in such notice is true and correct as of (i) the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and (ii) the date that is 10 business days prior to the annual meeting and, in the event of any adjournment, rescheduling, postponement or other delay thereof, 10 business days prior to such adjourned, rescheduled, postponed or otherwise delayed meeting; and (B) to provide any additional information that the corporation may reasonably request. In the case of an update and supplement or additional information

(including if requested pursuant to the final sentence of Section 5(b)(i) of these Bylaws), such update and supplement or additional information must be received by the Secretary at the principal executive offices of the corporation (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the corporation, or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and, in the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than eight business days prior to the date for the annual meeting, and, in the event of any adjournment, rescheduling, postponement or other delay thereof, eight business days prior to such adjourned, rescheduled, postponed or otherwise delayed meeting. No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a Proponent nominating individuals for election as a director will provide the corporation with reasonable evidence that such Proponent has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the corporation with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the corporation and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these Bylaws shall not limit the corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these Bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these Bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 5 or Section 6 of these Bylaws solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(d) Notwithstanding anything in Section 5(b)(iii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with these Bylaws, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than 5:00 p.m., Mountain Time, on the 10th day following the day on which such public announcement is first made by the corporation.

(e) To be eligible to be a nominee for election as a director of the corporation pursuant to a nomination under clause (iii) of Section 5(a) or Section 6(c) of these Bylaws, such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 5(b)(iii), 5(d), or 6(c) of these Bylaws, as applicable) to the Secretary at the principal executive offices of the corporation (A) a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and (B) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the corporation, will act or vote on any issue or question that has not been previously disclosed to the corporation; (ii) is not and will not become a party to any Third-Party Compensation Arrangement that has not been previously disclosed to the corporation; (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines and other policies and guidelines of the corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide such proposed nominee all such policies and guidelines then in effect); and (iv) intends to serve a full term on the Board of Directors.

(f) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(g) No person will be eligible to be nominated by a stockholder for election as a director of the corporation, or to be seated as a director of the corporation, unless nominated and elected in accordance with the applicable procedures set forth in this Section 5 or Section 6 of these Bylaws. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 5. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with any representations made pursuant to these Bylaws, to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received and counted for purposes of determining a quorum.

(h) Notwithstanding anything to the contrary in this Section 5 or Section 6 of these Bylaws, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the corporation and counted for purposes of determining a quorum. For purposes of this Section 5 or Section 6 of these Bylaws, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(i) Notwithstanding anything to the contrary in the foregoing provisions of this Section 5 or Section 6 of these Bylaws, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 5 or Section 6 of these Bylaws. Any references in these Bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 5 or Section 6 of these Bylaws. Compliance with clause (iv) of Section 5(a) of these Bylaws is the exclusive means for a stockholder to make nominations or submit other business at an annual meeting (other than as provided in Section 5(i) of these Bylaws), and compliance with clause (ii) of Section 6(c) of these Bylaws is the exclusive means for a stockholder to make nominations at a special meeting.

(j) Notwithstanding anything to the contrary in this Section 5, the notice requirements set forth in these Bylaws with respect to the proposal of any business pursuant to this Section 5 or Section 6 of these Bylaws will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the corporation in compliance with Rule 14a-8 under the 1934 Act and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these Bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the corporation’s proxy statement any nomination of a director or any other business proposal.

(k) For purposes of Sections 5 and 6 of these Bylaws,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means as is reasonably designed to inform the public or stockholders of the corporation in general of such information, including, without limitation, posting on the corporation’s investor relations website;

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”); and

(iii) “principal competitor” shall mean any entity that develops or provides products or services that compete with or are alternatives to the principal products developed or produced or services provided by the corporation.

Section 6. Special Meetings.

(a) Subject to the terms of any series of Preferred Stock, special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote as of the applicable record date, in accordance with the provisions of Section 7 of these Bylaws. The notice of a special meeting shall include the purpose for which the meeting is called. No business may be transacted at such special meeting otherwise than specified in the notice of meeting. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 6(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the total number of authorized directors; or (ii) by any stockholder of the corporation who (A) is a stockholder of record at the time of giving the stockholder’s notice contemplated by this Section 6(c), (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting, (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting, (D) is a stockholder of record at the time of the special meeting, and (E) complies with the notice procedures set forth in this Section 6. For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 6(c), the stockholder’s notice must be received by the Secretary at the principal executive offices of the corporation no earlier than 8:00 a.m., Mountain Time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Mountain Time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary pursuant to this Section 6(c) must comply with the applicable notice requirements of Sections 5(b)(i), 5(b)(iv) and 5(c) of these Bylaws and the other applicable provisions of Section 5 of these Bylaws, with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 6(c).

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the applicable record date, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is deemed given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote as of the applicable record date shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time, whether or not quorum is present, either by the chairman of the meeting or by the vote of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication) to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 39 of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the corporation to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the effect provided for in Section 217(b) of the DGCL.

Section 12. List of Stockholders. The corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Action Without Meeting. Subject to the rights of holders of any preferred stock of the corporation, no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, unless the Board of Directors has selected a different person to serve as chairman of the meeting, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, if applicable, the Lead Independent Director (as defined below), or, if the Lead Independent Director is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote at such meeting, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the DGCL or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Section 17, each director shall serve until the end of his or her term, or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred or until such director’s successor shall have been elected and qualified or such director’s earlier death, removal or resignation.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the corporation, and such resignation may specify whether it will be effective at a particular time or date or an effective time or date determined upon the happening of an event or events. If no such specification is made, it shall be deemed effective at the time of delivery to the corporation. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors, voting together as a single class.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

(c) Meetings by Electronic Communications Equipment. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any member of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors or of any committee or subcommittee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee or subcommittee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 44 of these Bylaws for which a quorum shall be one-third of the Whole Board, a quorum of the Board of Directors shall consist of a majority of the Whole Board; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors or of any committee or subcommittee thereof may be taken without a meeting, if all members of the Board of Directors or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 23 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, such writing or writings or transmission or transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee or subcommittee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee or subcommittee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

(d) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or subcommittee or terminate the existence of a committee or subcommittee. The membership of a committee or subcommittee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee or subcommittee member and the Board of Directors may fill any committee or subcommittee vacancy created by death, resignation, removal or increase in the number of members of the committee or subcommittee. The Board of Directors may designate one or more directors as alternate members of any committee or subcommittee, who may replace any absent or disqualified member at any meeting of the committee or subcommittee, and, in addition, in the absence or disqualification of any member of a committee or subcommittee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(e) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee or subcommittee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee or subcommittee, and when notice thereof has been given to each member of such committee or subcommittee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee or subcommittee may be held at any place which has been determined from time to time by such committee or subcommittee, and may be called by any director who is a member of such committee or subcommittee, upon notice to the members of such committee or subcommittee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. Notice of any special meeting of any committee or subcommittee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee or subcommittee, a majority of the authorized number of members of any such committee or subcommittee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Section 26. Duties of Chairman of the Board of Directors. Unless otherwise provided by resolution of the Board of Directors, the Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director (“Lead Independent Director”) to serve until replaced by the Board of Directors. The Lead Independent Director will: with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer or director directed to do so by the Chairman, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint, or empower any officer to appoint, one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation. Each officer of the corporation shall have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by these Bylaws or by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

(b) Duties of Chief Executive Officer. Unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. Unless otherwise provided by resolution of the Board of Directors, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of delegation, may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the corporation. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time (including a time determined by the happening of a future event) is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any duly authorized committee of the Board of Directors or by the Chief Executive Officer or by other officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Section 35. Voting of Securities Owned by the Corporation. The Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of the corporation or any other person authorized by the Board of Directors or the Chief Executive Officer, the President or a Vice President, is authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the corporation in accordance with the governing documents of any entity or entities, standing in the name of the corporation, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Certificates for the shares of stock of the corporation, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by any two officers of the corporation, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. Except as provided in this Section 37, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. Notwithstanding the foregoing, a new certificate or certificates or uncertificated shares shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates or uncertificated shares, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 39(a) at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

DIVIDENDS

Section 41. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other proper purpose, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX

FISCAL YEAR

Section 43. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

ARTICLE X

INDEMNIFICATION

Section 44. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding (or part thereof) was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d). To the extent that a present or former director or officer (for purposes of this Section 44(a) only, as such term is defined in Section 145(c)(1) of the DGCL) of the corporation has been successful on the merits or otherwise in defense of any proceeding described in this Section 44, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any proceeding described in this Section 44(a), or in defense of any claim, issue or matter therein.

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether indemnification shall be given to any such person (except for officers) or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or while serving as a director or officer of the corporation is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding; provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 44 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 44, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 44 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 44 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 44 or otherwise shall be on the corporation.

(e) Limitation on Indemnification. Subject to the requirements in Section 44(a) of these Bylaws and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article X in connection with any proceeding (or any part of any proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, in either case as required under any claw-back or compensation recovery policy adopted by the corporation, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the 1934 Act and/or the 1934 Act (including, without limitation, any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements); or

(iv) if prohibited by applicable law.

(f) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(g) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or officer, or, if applicable, employee or other agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(h) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 44.

(i) Amendments. Any repeal or modification of this Section 44 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(j) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 44 that shall not have been invalidated, or by any other applicable law. If this Section 44 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under any other applicable law.

(k) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 44 with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

(iv) References to a “director,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 44.

ARTICLE XI

NOTICES

Section 45. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings shall be given in the manner set forth in the DGCL.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws, or by overnight delivery service, facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person With Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation. This Section 45(f) shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

(g) Waiver. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or the Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE XII

AMENDMENTS

Section 46. Amendments. Subject to the limitations set forth in Section 44(i) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of

Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIII

LOANS TO OFFICERS OR EMPLOYEES

Section 47. Loans to Officers or Employees. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XIV

MISCELLANEOUS

Section 48. Forum.

(a) Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the corporation; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation, to the corporation or the corporation’s stockholders; (iii) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws of the corporation (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, governed by the internal-affairs doctrine or otherwise related to the corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section 48 of Article XIV shall not apply to claims or causes of action brought to enforce a duty or liability created by the 1933 Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

(b) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

(c) Any person or entity holding, owning or otherwise acquiring any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of these Bylaws.

Section 49. Construction. Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these Bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

Section 50. Severability. Any determination that any provision of these Bylaws is for any reason illegal, ineffective, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from these Bylaws, and such illegal, ineffective, unenforceable or void provision of these Bylaws shall be replaced with a legal, effective, enforceable and valid provision that most accurately reflects the corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, ineffective, unenforceable or void provision and shall not affect or invalidate any other provision of these Bylaws. In the event the court declines to replace such illegal, ineffective, unenforceable or void provision of these Bylaws, these Bylaws should be construed to give effect to all remaining terms. The balance of these Bylaws shall be enforceable in accordance with its terms.

Exhibit C

FORM OF PARENT SUPPORT AGREEMENT

RENEO PHARMACEUTICALS, INC.

PARENT SUPPORT AGREEMENT

THIS PARENT SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2024 is made by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), OnKure, Inc., a Delaware corporation (the “Company”), and the undersigned holder (the “Stockholder”) of shares of capital stock (the “Shares”) of Parent.

WHEREAS, Parent, Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”) with the Company surviving as a wholly-owned subsidiary of Parent and as part of the same overall transaction, the merger of the surviving corporation of the First Merger with and into Merger Sub II (together with the First Merger, the “Mergers”) with Merger Sub II surviving as a wholly-owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder beneficially owns and has sole or shared voting power with respect to the number, class and series of Shares, and holds Parent Options and Parent RSUs to acquire the number, class and series of Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, the Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, the Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Parent or any adjournment or postponement thereof, the Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) all of the Shares and any New Shares (as such term is defined below) that Stockholder shall be entitled to so vote (the “Covered Shares”): (i) in favor of (A) all of the Parent Stockholder Proposals, (B) any matter that could reasonably be expected to facilitate the Mergers, the Concurrent PIPE Investment and the Transactions, and (C) against any Acquisition Proposals for the Parent, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impeded, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Mergers, the Concurrent PIPE Investment or the Transactions; and (ii) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held.

Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and its controlled Affiliates shall retain at all times the right to vote, respectively, the Covered Shares held by it or them in its and their sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Parent’s stockholders.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof or otherwise, (c) the mutual written agreement of the parties to terminate this Agreement, or (d) any amendment or change to the Merger Agreement that is effected without the Stockholder’s written consent in a manner adverse to the stockholders of the Parent.

3. Additional Acquisitions. The Stockholder agrees that any shares of capital stock or other equity securities of Parent that the Stockholder acquires or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Parent Options, the vesting of Parent RSUs, or otherwise, including by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the date the Parent receives the Required Parent Stockholder Approval, the Stockholder shall not, directly or indirectly, (a) create or allow to exist any Lien, other than Permitted Encumbrances (as such term is defined below), on the Covered Shares, (b) sell, assign (directly or indirectly), transfer, tender, pledge, exchange, gift, grant, or place in trust or otherwise dispose of, or offer to do any of the foregoing (each, a “Transfer”) any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, (c) deposit any Covered Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Covered Shares or grant any power of attorney with respect thereto (other than this Agreement), (d) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, or (e) take any action that would make any representation or warranty of the Stockholder contained herein materially untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Covered Shares or would otherwise prevent or disable the Stockholder from performing any of the Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make (1) Transfers by will or by operation of Law (including pursuant to a qualified domestic relations order or in connection with a divorce settlement), or other Transfers for estate-planning purposes, (2) with respect to the Stockholder’s Parent Options (and any Shares underlying such Parent Options) that expire on or prior to the Expiration Date, Transfers of Shares to Parent (or effecting a “net exercise” of a Parent Option) as payment for the (i) exercise price of the Stockholder’s Parent Options and (ii) taxes applicable to the exercise of the Stockholder’s Parent Options, (3) with respect to the Stockholder’s Parent RSUs, (i) transfers for the net settlement of the Stockholder’s Parent RSUs settled in Shares (to pay tax withholding obligations) or (ii) transfers for receipt upon settlement of the Stockholder’s Parent RSUs, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Stockholder as a result of such settlement, (4) if Stockholder is an entity, partnership or limited liability company, a Transfer to one or more equityholders, partners or members of Stockholder or to an affiliated person, corporation, trust or other entity controlling or under common control with Stockholder, including to any investment fund or other entity controlled or managed by the Stockholder or by the investment advisor of the Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed this Agreement, (5) Transfers of Covered Shares acquired in the Concurrent PIPE Financing, and (6) Transfers to which the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary Transfer of any Shares covered hereby shall occur (including a Transfer permitted by Section 4(1) or Section 4(4), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, and as a condition of receipt if such Transfer or sale, the transferee shall sign a written acknowledgement of such applicability or a joinder hereto.

5. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) If the Stockholder is an entity: (i) the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) the Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) the Stockholder is the record or beneficial owner of the number of Shares indicated opposite the Stockholder’s name on Schedule 1, and owns such shares, and will own any New Shares, free and clear of any Liens, other than any Liens that may exist pursuant to (i) this Agreement, (ii) applicable restrictions on transfer under the Securities Act, (iii) any risk of forfeiture with respect to any Shares or rights to acquire shares granted to the Stockholder under an employee benefit plan of Parent, (iii) as provided in Parent’s Certificate of Incorporation or Parent’s Bylaws (the foregoing, (i) – (iii), each being referred to as a “Permitted Encumbrance”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Covered Shares and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement, the arrangements referenced in the Merger Agreement, and customary arrangements with the Stockholder’s prime broker and/or custodian;

(d) the execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Covered Shares pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder is bound, or any Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Entity or regulatory authority, except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder;

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of the Stockholder, threatened against the Stockholder that would reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect; and

(h) the Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing, and has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Transactions.

The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Mergers or the Transactions. The Stockholder understands that the Stockholder (and not Parent, the Company, the Surviving Company or the Surviving Entity) shall be responsible for the Stockholder’s tax liability that may arise as a result of the Mergers or the Transactions. The Stockholder understands and acknowledges that the Company, Parent and each Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement. For purposes of this Agreement “beneficial ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

6. No Legal Actions. The Stockholder will not in its capacity as a stockholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any Action which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other support agreements to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Parent Board, constitutes a breach of any fiduciary duty of the Parent Board or any member thereof.

7. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond and without the necessity of proving actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

8. Directors and Officers. This Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of Parent and/or holder of Parent Options or Parent RSUs and not in the Stockholder’s capacity as a director, officer or employee of Parent or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Parent in the exercise of his or her fiduciary duties consistent with the terms of the Merger

Agreement as a director and/or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

10. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier of (a) the Expiration Date, (b) the End Date or (c) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that increases the amount, or changes the form, of consideration payable to any of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement, in each case in a manner that is adverse to Parent Stockholders. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

11. Further Assurances. The Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Transactions; provided that nothing contained in this Agreement shall require a Stockholder to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Covered Shares or (b) vote, or execute any consent with respect to, any Covered Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

12. Disclosure. The Stockholder hereby agrees that Parent and the Company may be required to publish and disclose in the Proxy Statement, any prospectus or any registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Transactions. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, the Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Mergers, the Merger Agreement or the other Transactions without the prior written consent of the Company and Parent, except as may be required by applicable Law (in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable), provided that the foregoing shall not limit or affect any actions taken by the Stockholder (or any affiliated officer or director of the Stockholder) that would be permitted to be taken by the Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable Law, regulation or legal process.

13. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the Stockholder in accordance with Section 10.4 of the Merger Agreement as if the Stockholder’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

14. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

15. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16. No Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Parent who has executed an agreement substantially in the form of this Agreement with respect to the Covered Shares held or subsequently held by the Stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Parent. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. No waiver of any provision hereof by any party will constitute a waiver by any other party.

17. Applicable Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (a) of this Section 17, (c) waives any objection to laying venue in any such Action in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (e) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 13 of this Agreement.

18. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any right to trial by jury with respect to any Action, proceeding or counterclaim arising out of or relating to this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Parent, this Agreement, the Merger Agreement and the transactions contemplated in the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

21. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and the Stockholder.

22. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

23. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

24. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” will include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration payable under the Merger Agreement or (ii) change the Exchange Ratios, in the case of (i) and (ii), in a manner materially adverse to the Stockholder, or (b) have been agreed to in writing by the Stockholder.

25. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

(Signature Page to Parent Support Agreement)

EXECUTED as of the date first above written.

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

(Signature Page to Parent Support Agreement)

EXECUTED as of the date first above written.

ONKURE, INC.

By:
Name:
Title:

(Signature Page to Parent Support Agreement)

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Parent Common Stock	Parent Options	Parent Restricted Stock Unit Awards

Exhibit D

FORM OF COMPANY SUPPORT AGREEMENT

ONKURE, INC.

COMPANY SUPPORT AGREEMENT

THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of [●], 2024 is made by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), OnKure, Inc., a Delaware corporation (the “Company”), and the undersigned holder (the “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Parent, Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”) with the Company surviving as a wholly-owned subsidiary of Parent and as part of the same overall transaction, the merger of the surviving corporation of the First Merger with and into Merger Sub II (together with the First Merger, the “Mergers”) with Merger Sub II surviving as a wholly-owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder beneficially owns and has sole or shared voting power with respect to the number, class and series of Shares, and holds Company Options and Company RSUs to acquire the number, class and series of Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent to enter into the Merger Agreement, the Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent’s entering into the Merger Agreement, the Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), the Stockholder shall:

(a) whether at a meeting or by written consent, vote (or cause to be voted) all of the Shares and any New Shares (as such term is defined below) that Stockholder shall be entitled to so vote (the “Covered Shares”), in favor of (i) adopting and approving the Merger Agreement and the Transactions (including the Company Charter Amendment), (ii) any matter that could reasonably be expected to facilitate the Mergers and the Transactions, and (iii) against any Acquisition Proposals for the Company, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impeded, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Mergers or the Transactions;

(b) in furtherance of subsection (a), promptly following the declaration of effectiveness of the Registration Statement, but in any case within five (5) Business Days thereafter, take any action reasonably necessary to cause the Covered Shares held by the Stockholder to be voted in favor of the adoption and approval of the Merger Agreement and the Transactions (including the Company Charter Amendment), including the execution of the stockholder written consent in substantially the form attached hereto as Exhibit A (with any such modifications as may be reasonably requested by the officers of the Company); and

(c) at any meeting of the stockholders of the Company or any adjournment or postponement thereof, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum and at any such meeting, vote (or cause to be voted) all Covered Shares to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held.

Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and its controlled Affiliates shall retain at all times the right to vote, respectively, the Covered Shares held by it or them in its and their sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Company’s stockholders.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof or otherwise, (c) the mutual written agreement of the parties to terminate this Agreement or (d) any amendment or change to the Merger Agreement that is effected without the Stockholder’s written consent that changes either (i) the form of consideration payable to stockholders of the Company pursuant to the terms of the Merger Agreement, including, without limitation, changes to Section 3.1(a)(ii) of the Merger Agreement or any related defined terms used therein, or (ii) the Exchange Ratios, in each case in a manner adverse to the stockholders of the Company.

3. Additional Acquisitions. The Stockholder agrees that any shares of capital stock or other equity securities of the Company that the Stockholder acquires or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options, the vesting of Company RSUs or otherwise, including by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the date the Company receives the Company Stockholder Approval, the Stockholder shall not, directly or indirectly, (a) create or allow to exist any Lien, other than Permitted Encumbrances (as such term is defined below), on the Covered Shares, (b) sell, assign (directly or indirectly), transfer, tender, pledge, exchange, gift, grant, or place in trust or otherwise dispose of, or offer to do any of the foregoing (each, a “Transfer”) any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, (c) deposit any Covered Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Covered Shares or grant any power of attorney with respect thereto (other than this Agreement), (d) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, or (e) take any action that would make any representation or warranty of the Stockholder contained herein materially untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Covered Shares or would otherwise prevent or disable the Stockholder from performing any of the Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make (1) Transfers by will or by operation of Law (including pursuant to a qualified domestic relations order or in connection with a divorce settlement), or other Transfers for estate-planning purposes, (2) with respect to the Stockholder’s Company Options (and any Shares underlying such Company Options) that expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a “net exercise” of a Company Option) as payment for the (i) exercise price of the Stockholder’s Company Options and (ii) taxes applicable to the exercise of the Stockholder’s Company Options, (3) with respect to the Stockholder’s Company RSUs, transfers for the net settlement of the Stockholder’s Company RSUs settled in Shares (to pay tax withholding obligations), (4) if Stockholder is an entity, partnership or limited liability company, a Transfer to one or more equityholders, partners or members of Stockholder or to an affiliated person, corporation, trust or other entity controlling or under common control with Stockholder, including to any investment fund or other entity controlled or managed by the Stockholder or by the investment advisor of the Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed this Agreement, (5) Transfers of

Covered Shares acquired in the Concurrent PIPE Financing, and (6) Transfers to which the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary Transfer of any Shares covered hereby shall occur (including a Transfer permitted by Section 4(1) or Section 4(4), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, and as a condition of receipt if such Transfer or sale, the transferee shall sign a written acknowledgement of such applicability or a joinder hereto.

5. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) If the Stockholder is an entity: (i) the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) the Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) the Stockholder is the record or beneficial owner of the number of Shares indicated opposite the Stockholder’s name on Schedule 1, and owns such shares, and will own any New Shares, free and clear of any Liens, other than any Liens that may exist pursuant to (i) this Agreement, (ii) applicable restrictions on transfer under the Securities Act, (iii) any risk of forfeiture with respect to any shares of Company Common Stock granted to the Stockholder under an employee benefit plan of the Company, (iv) as provided in the Company Charter and Company Bylaws and (v) restrictions imposed by the Company’s Amended and Restated Voting Agreement, dated March 24, 2023 (the “Voting Agreement”), the Company’s Amended and Restated Rights of First Refusal and Co-Sale Agreement, dated March 24, 2023 (the “ROFR”), the Stockholders’ Agreement, dated March 24, 2023 (the “Stockholders’ Agreement”) and the Amended and Restated Investors’ Right Agreement, dated March 24, 2023 (together with the Voting Agreement, the ROFR and the Stockholders’ Agreement, the “Shareholder Agreements”) (the foregoing, (i) – (v), each being referred to as a “Permitted Encumbrance”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Covered Shares, and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement, the Shareholder Agreements, the arrangements referenced in the Merger Agreement, and customary arrangements with the Stockholder’s prime broker and/or custodian;

(d) the execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Covered Shares pursuant to, any Contract to which the Stockholder is a party or by which the

Stockholder is bound, or any Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Entity or regulatory authority, except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder;

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of the Stockholder, threatened against the Stockholder that would reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect; and

(h) the Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing, and has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Mergers or the Transactions. The Stockholder understands that the Stockholder (and not Parent, the Company, the Surviving Company or the Surviving Entity) shall be responsible for the Stockholder’s tax liability that may arise as a result of the Mergers or the Transactions. The Stockholder understands and acknowledges that the Company, Parent and each Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

For purposes of this Agreement “beneficial ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

6. Waiver of Appraisal and Dissenters’ Rights. The Stockholder hereby waives, and agrees not to assert or seek to perfect, any rights of appraisal or rights to dissent from the Mergers that the Stockholder may have by virtue of ownership of the Covered Shares (including all rights under Section 262 of the DGCL).

7. No Legal Actions. The Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Action which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other support agreements to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

8. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond and without the necessity of proving actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

9. Directors and Officers. This Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company and/or holder of Company Options or Company RSUs and not in the Stockholder’s capacity as a director, officer or employee of the Company or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

11. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier of (a) the Expiration Date, (b) the End Date, or (c) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that decreases the amount, or changes the form, of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 11 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

12. Further Assurances. The Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Transactions; provided that nothing contained in this Agreement shall require a Stockholder to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Covered Shares or (b) vote, or execute any consent with respect to, any Covered Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

13. Disclosure. The Stockholder hereby agrees that Parent and the Company may be required to publish and disclose in the Proxy Statement, any prospectus or any registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Transactions. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, the Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Mergers, the Merger Agreement or the other Transactions without the prior written consent of the Company and Parent, except as may be required by applicable Law (in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable), provided that the foregoing shall not limit or affect any actions taken by the Stockholder (or any affiliated officer or director of the Stockholder) that would be permitted to be taken by the Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable Law, regulation or legal process.

14. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the Stockholder in accordance with Section 10.4 of the Merger Agreement as if the Stockholder’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

15. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

16. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17. No Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to the Covered Shares held or subsequently held by the Stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. No waiver of any provision hereof by any party will constitute a waiver by any other party.

18. Applicable Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (a) of this Section 18, (c) waives any objection to laying venue in any such Action in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (e) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 14 of this Agreement.

19. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any right to trial by jury with respect to any Action, proceeding or counterclaim arising out of or relating to this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

20. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, this Agreement, the Merger Agreement and the transactions contemplated in the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

21. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

22. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and the Stockholder.

23. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

24. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof;

(b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

25. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” will include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration payable under the Merger Agreement or (ii) change the Exchange Ratios, in the case of (i) and (ii), in a manner materially adverse to the Stockholder, or (b) have been agreed to in writing by the Stockholder.

26. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Company Support Agreement

EXECUTED as of the date first above written.

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

EXECUTED as of the date first above written.

ONKURE, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Class A Common Stock	Shares of Company Series C Preferred Stock	Company Options exercisable for Class A Common Stock	Company RSUs with respect to Company Series C Preferred Stock

Exhibit E

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

[●], 2024

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road

Suite 275-S

Irvine, CA 92612

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger, dated as of May 10, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and OnKure, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Lock-Up Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including (a) Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit and (c) Parent Common Stock or such other securities to be issued to the undersigned in connection with the Mergers, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) held by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of the Undersigned’s Shares or in cash;

(iii)

make any demand for, or exercise any right with respect to, the registration of the Undersigned’s Shares or any security convertible into or exercisable or exchangeable for the Undersigned’s Shares (other than such rights set forth in the Merger Agreement or Subscription Agreement, including the Registration Rights Agreement attached as an exhibit thereto); or

(iv)	publicly disclose the intention to do any of the foregoing described in clauses (i), (ii) and (iii) above.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)	if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, (D) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (E) to any corporation, partnership or other entity, in each case, all of the beneficial ownership interests of which are held by the undersigned or a Family Member of the undersigned;

(ii)

if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(b)

the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement, provided that if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(c)

the surrender or forfeiture of shares of Parent Common Stock or other securities of Parent to Parent, including to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of stock options, restricted stock, other equity awards, warrants or other rights to acquire shares of Parent Common Stock pursuant to equity incentive plans of Parent or the Company or outstanding warrants issued by the Company or Parent; provided that if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(d)

transfers, distributions, dispositions, sales or entering into other transactions (including, without limitation, any swap, hedge or similar agreement) or public announcements by the undersigned of, or relating to, shares of Parent Common Stock or other securities of Parent purchased or acquired by the undersigned in open market, in other transactions, or in a public offering or that otherwise do not involve or relate to the Undersigned’s Shares, in each case, following the Closing (such shares of Parent Common Stock or other securities described in this clause (d) are sometimes referred to herein as “Unrestricted Shares”);

(e)

transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’ capital stock involving a Change of Control (as defined below) of Parent that has been approved by the board of directors of Parent (as constituted following the Closing), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement (“Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of Parent (or the surviving entity));

(f)	transfers pursuant to an order of a court or regulatory agency;

(g)	transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing);

(h)

transfers, distributions, dispositions, sales or entering into other transactions (including, without limitation, any swap, hedge or similar agreement) or public announcements by the undersigned of, or relating to, shares of capital stock or other securities of Parent (or any shares of capital stock or other securities of Parent issued in exchange for, or on conversion or exercise of, such securities), if any, purchased from the Parent pursuant to a Subscription Agreement (including, for the avoidance of doubt, any shares of capital stock or other securities of Parent issued in exchange for, or on conversion of, any securities purchased from the Company in a Pre-Closing Financing) (“PIPE Shares”); or

(i)

conversions of the Undersigned’s Shares that are Parent Class B Common Stock into shares of Parent Class A Common Stock; provided that the shares of Parent Class A Common Stock acquired upon such conversion of the Undersigned’s Shares that are Parent Class B Common Stock (other than PIPE Shares or Unrestricted Shares) shall be subject to the terms of this Lock-Up Agreement.

In addition, notwithstanding anything to the contrary contained herein, nothing in this Lock-Up Agreement shall apply to, and the defined term “Undersigned’s Shares” shall not include: (1) if the undersigned is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of the undersigned’s assets, any Parent Common Stock or such other securities held or acquired by the undersigned for which any portfolio manager or desk (other than the Investing Portfolio Manager (as defined below)) made the investment decision to acquire such securities or (2) any Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned but which shares are held or acquired by another entity with a principal line of business of passive market making transactions in publicly traded securities. As used herein, the “Investing Portfolio Manager” means the undersigned’s portfolio manager or desk that made the investment decision to invest in the Company.

Notwithstanding anything to the contrary herein, the undersigned may establish a trading or distribution plan pursuant to Rule 10b5-1 under the Exchange Act; provided that (i) to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the undersigned or Parent regarding the establishment of such disposition plan(s), such announcement or filing shall include a statement to the effect that no transfer of the Undersigned’s Shares may be made under such disposition plan during the Restricted Period and (ii) no transfer pursuant to such plan is made during the Restricted Period.

In the event that a release or waiver is granted by Parent (as constituted following the Closing) to any officer, director or any other stockholder who is a party to a similar lock-up agreement entered into in connection with the Transactions (other than the undersigned) relating to the lock-up restrictions contained in such other lock-up agreement (each, a “Release” and, collectively, “Releases”), the same percentage of the Undersigned’s Shares shall be automatically, immediately, fully and irrevocably released and waived in the same manner, at the same time and on the same terms as such Release from any remaining restrictions set forth in this Lock-Up Agreement on a pro rata basis (the “Pro-Rata Release”) and Parent will promptly (and in any event within two business days prior to the effective date of any such Release and Pro-Rata Release) notify the undersigned in writing of the terms and effective date of such Pro-Rata Release (including, without limitation, the percentage of the Undersigned’s Shares to be released in connection with such Pro-Rata Release).

Notwithstanding the foregoing, such Pro-Rata Release shall not be applied (i) to the extent that the aggregate holding percentage of the securities subject to any such Release or Releases is less than or equal to one percent in the aggregate of the Parent Common Stock outstanding immediately following the Closing (calculated on a fully-diluted basis), (ii) if the Release is effected solely to permit a transfer not involving a disposition for value and the transferee agrees in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration of the Restricted Period, or (iii) to the extent the Release is granted to a natural person and determined, in the sole discretion of Parent, to be due to circumstances of emergency or hardship of such natural person.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of the Undersigned’s Shares, other than PIPE Shares and Unrestricted Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

If a stockholder and/or an officer and/or director of the Company or Parent enters into a lock-up agreement with respect to securities of the Company or Parent with any terms that are more favorable, from the perspective of the undersigned, than the terms of this Lock-Up Agreement, then Parent shall promptly provide equivalent rights and terms to the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned shall be released from all obligations under this Lock-Up Agreement upon the earlier to occur of (i) the termination of the Merger Agreement for any reason and (ii) the End Date (as defined in and as it may be extended in accordance with the Merger Agreement). The undersigned understands that Parent and the Company are proceeding with the Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and all disputes or controversies arising out of or relating to this Lock-Up Agreement or the transactions contemplated by this Lock-Up Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (i) of this paragraph, (iii) waives any objection to laying venue in any such Action in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (v) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with the following paragraph.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the undersigned in accordance with Section 10.4 of the Merger Agreement as if the undersigned’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement constitutes the entire agreement and supersedes all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Lock-Up Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder: [ ]

Signature (for individuals):

Accepted and Agreed By

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

Accepted and Agreed by

ONKURE, INC.

By:
Name:
Title:

(Signature Page to Lock-Up Agreement)

SCHEDULE 1

Name of Stockholder	Address	Email Address

Exhibit F

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is dated as of [●], 2024 (the “Effective Date”), by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and each of the individuals and entities listed on Exhibit A attached to this Agreement (each, a “Purchaser” and together, the “Purchasers”).

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II”), and OnKure, Inc. (the “Target Company”), a Delaware corporation, pursuant to which Merger Sub I will merge with and into the Target Company, with the Target Company surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”) and as promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”); provided, that, if the Company determines that the transactions will qualify for the intended tax treatment if only the First Merger is consummated, the parties may decide not to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger;

WHEREAS, following the Mergers, the Company will change its name to OnKure Therapeutics, Inc.;

WHEREAS, the Closing (as defined below) is contingent upon, and shall be consummated simultaneously with, the closing of the Mergers;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, severally and not jointly, an aggregate of up to $65 million of shares of Common Stock (as defined below) (the “Aggregate Subscription Amount”) at a purchase price equal to the Purchase Price (as defined below) in accordance with the terms and provisions of this Agreement;

WHEREAS, from the date hereof through the Closing Date (as defined below), certain other purchasers (the “Other Purchasers”) may enter into substantially similar subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which such Other Purchasers shall purchase, at the Purchase Price, shares of Common Stock from the Company at the Closing;

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act (as defined below);

WHEREAS, contemporaneously with the sale of the Securities (as defined below), the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, pursuant to which the Company will agree to provide certain registration rights to the Purchasers in respect of the Securities under the Securities Act and applicable state securities laws; and

WHEREAS, Leerink Partners LLC (“Leerink Partners”), Evercore Group L.L.C. (“Evercore”) and LifeSci Capital LLC (“LifeSci Capital”) have been engaged as placement agents for the offering of the Securities on a “best efforts” basis.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Purchaser, severally and not jointly, agree as follows:

1. Definitions

As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

“Aggregate Subscription Amount” has the meaning set forth in the recitals hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Benefit Plan” or “Benefit Plans” shall mean employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company is obligated to contribute for employees or former employees.

“Board of Directors” means the board of directors of the Company.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company.

“Company” has the meaning set forth in the recitals hereof.

“Company Disqualification Event” has the meaning set forth in Section 3.33 hereof.

“Company IT Systems” has the meaning set forth in Section 3.29 hereof.

“Company Regulatory Permits” has the meaning set forth in Section 3.20(c) hereof.

“Control” (including the terms “controlling” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Covered Person” has the meaning set forth in Section 3.33 hereof.

“Disclosure Document” has the meaning set forth in Section 5.4 hereof.

“Disqualification Event” has the meaning set forth in Section 4.18 hereof.

“Drug Regulatory Agency” shall mean the FDA or other comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products and drug product candidates.

“Effective Date” has the meaning set forth in the recitals hereof.

“End Date” has the meaning set forth in Section 7.1 hereof.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“FDA” shall mean the U.S. Food and Drug Administration.

“Financial Statements” has the meaning set forth in Section 3.8(b) hereof.

“First Merger” has the meaning set forth in the recitals hereof.

“Form S-4” shall mean the registration statement on Form S-4 (together with any amendments thereof or supplements thereto) to be filed by the Company with the SEC in connection with the Mergers.

“GAAP” has the meaning set forth in Section 3.8(b) hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” means (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 201 et seq.) and any other similar applicable law administered by the FDA or other comparable governmental authority responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products of similar nature to those developed by the Company and their implementing regulations; (b) Good Clinical Practice, regulations for studies that are submitted to regulatory authorities to support product approval; and (c) laws regulating the use or disclosure of personal data collected in the conduct of clinical trials, including Protected Health Information as defined under the Health Insurance Portability and Accountability Act of 1996 as amended at 45 CFR 164.103.

“Indemnified Party” has the meaning set forth in Section 5.9 hereof.

“Intellectual Property” has the meaning set forth in Section 3.12(a) hereof.

“Lock-Up Agreement” shall mean those certain lock-up agreements executed by certain directors of the Company and the officers and directors of the Target Company in connection with the transactions contemplated by this Agreement and the Merger Agreement.

“Material Adverse Effect” shall mean any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), prospects, assets, liabilities, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from timely complying, with its obligations under this Agreement, the Merger Agreement or with respect to the Closing or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conducts business, provided that the Company is not disproportionately affected thereby;

(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company is not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company is not disproportionately affected thereby;

(iv) changes in laws after the date hereof, provided that the Company is not disproportionately affected thereby; and

(v) changes or proposed changes in GAAP after the date of this Agreement, provided that the Company is not disproportionately affected thereby.

“Mergers” has the meaning set forth in the recitals hereof.

“Merger Agreement” has the meaning set forth in the recitals hereof.

“Merger Sub I” has the meaning set forth in the recitals hereof.

“Merger Sub II” has the meaning set forth in the recitals hereof.

“National Exchange” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“Patents” has the meaning set forth in Section 3.12(a) hereof.

“Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Information” has the meaning set forth in Section 3.20(g) hereof.

“Placement Agents” means Leerink Partners, Evercore and LifeSci Capital.

“Privacy Laws” has the meaning set forth in Section 3.20(g) hereof.

“Purchase Price” means the price per share equal to the Parent Value Per Share (as defined in the Merger Agreement).

“Purchaser” and “Purchasers” have the meanings set forth in the recitals hereof.

“Purchaser Adverse Effect” has the meaning set forth in Section 4.3 hereof.

“Purchaser Party” has the meaning set forth in Section 5.9 hereof

“Registration Rights Agreement” has the meaning set forth in Section 6.1(l) hereof.

“Requisite Purchasers” has the meaning set forth in Section 8.15 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 506(d) Related Party” has the meaning set forth in Section 4.18 hereof.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 3.8 hereof.

“Second Merger” has the meaning set forth in the recitals hereof.

“Securities” means the shares of Common Stock issued or issuable to each Purchaser pursuant to this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

“Standard Settlement Period” means the standard settlement period, expressed in a number of trading days, on the Company’s primary National Exchange with respect to the Common Stock as in effect on the date of delivery of the applicable request to remove legends of Securities.

“Target Company” has the meaning set forth in the recitals hereof.

“Tax” or “Taxes” shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” shall mean this Agreement, the Other Subscription Agreements, if any, and the Registration Rights Agreement, all exhibits and schedules thereto and hereto.

“Transfer Agent” shall mean, with respect to the Common Stock, Equiniti Trust Company, LLC or such other financial institution that provides transfer agent services as proposed by the Company and consented to by the Purchasers, which consent shall not be unreasonably withheld.

“Willful Breach” has the meaning set forth in Section 7.1 hereof.

2. Subscription

2.1 Purchase and Sale of Common Stock

On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of up to $65 million of Securities.

Following the date of this Agreement, at any time prior to the Closing and upon the Company’s acceptance of such subscription, additional Purchasers may join this Agreement to subscribe for any remaining unsubscribed portion of the Aggregate Subscription Amount by executing a counterpart signature page hereto. Such Purchaser shall thereafter be bound by the terms of this Agreement and shall have the rights and obligations hereunder, in each case without the need for any amendment to this Agreement other than to add such person’s or entity’s name and subscription amount to Exhibit A.

Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to each Purchaser, and each Purchaser, severally and not jointly, shall purchase from the Company, that number of Securities equal to the dollar amount set forth opposite such Purchaser’s name on Exhibit A under the heading “Aggregate Purchase Price” divided by the Purchase Price, rounded down to the nearest whole share. For the avoidance of doubt, “Securities” shall not refer to any shares of the capital stock of the Company that may be held by the Purchasers or any other holders of the capital stock of the Company or other securities of the Company prior to the Closing or issued pursuant to the Mergers.

2.2 Closing

Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing”) contemplated hereby is contingent upon the concurrent consummation of the Mergers. The Closing shall occur on the date of, and concurrently with and conditioned upon the effectiveness of the Mergers and the Purchasers will be notified of such date at least five (5) business days in advance by Leerink Partners (the “Closing Date”). The Closing shall occur remotely via exchange of documents and signatures. At the Closing, the Securities shall be issued and registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser, representing the number of Securities to be purchased by such Purchaser at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor in full by (i) wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company to the Purchasers at least one business day prior to the Closing Date, to an account to be designated by the Company (which shall not be an escrow account), (ii) by exchange of indebtedness or other convertible securities of the Company (including any convertible promissory notes issued by the Target Company on or after the date hereof) to the Company (in which case a Purchaser shall be deemed to have made a payment in the amount of the principal amount of the exchanged indebtedness, plus all accrued interest thereon and, in the case of convertible indebtedness, such exchange shall be deemed to have occurred in connection with the Mergers), or (iii) by any combination of such methods. On the Closing Date, the Company will issue the Securities in book-entry form, free and clear of all liens and restrictive and other legends (except as expressly provided in Section 4.11 hereof) and shall promptly thereafter provide evidence of such issuance from the Company’s Transfer Agent as of the Closing Date to each Purchaser. Unless this Agreement has been terminated pursuant to Section 7.1. the failure of the Closing to occur on the expected Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. If the Closing does not occur within three business days after the expected Closing Date, the Company shall promptly (but no later than one business day thereafter) return to each Purchaser by wire transfer of United States dollars in immediately available funds all funds previously paid by such Purchaser to the Company in respect of the purchase price for Securities to be purchased hereunder.

Notwithstanding anything in this Agreement to the contrary and as may be agreed to among the Company and one or more Purchasers, a Purchaser shall not be required to wire the purchase price for its purchased Securities until it confirms receipt of a book-entry statement from the Transfer Agent evidencing the issuance of the Securities to such Purchaser on and as of the Closing Date.

3. Representations and Warranties of the Company

Except as may be disclosed in the SEC Reports filed with or furnished to the SEC prior to the date of this Agreement, the Company hereby represents and warrants to each of the Purchasers and the Placement Agents that the statements contained in this Section 3 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Other than Reneo Pharma Ltd, Merger Sub I and Merger Sub II, the Company has no subsidiaries. The Company’s subsidiaries are duly incorporated, formed or organized, as the case may be, and are validly existing and in good standing under the laws of their jurisdiction of incorporation, formation or organization and have the requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s subsidiaries are duly qualified to do business as foreign corporations and are in good standing in each jurisdiction in which such qualification is required unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

3.2 Capitalization

As of the date hereof, the Company has an authorized capitalization as set forth in the SEC Reports and, as of immediately prior to the Closing, the Company will have an authorized capitalization as disclosed in the Form S-4. All (a) outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and (b) outstanding warrants have been issued and granted in compliance with all applicable securities laws. None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company which have not been waived. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities pursuant to this Agreement.

3.3 Registration Rights

Except as set forth in the Transaction Agreements or as disclosed in the SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued that have not expired or been satisfied.

3.4 Authorization

The Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements. All corporate action on the part of the Board of Directors necessary for the authorization of the Securities, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein has been taken. As of the Closing, all corporate action on the part of the stockholders of the Company necessary for the consummation of the transactions contemplated by this Agreement will have been taken. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the Purchasers and that this Agreement constitutes the legal, valid and binding agreement of the Purchasers, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon their respective execution by the Company and the other parties thereto and assuming that they constitute legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance

The Securities being purchased by the Purchasers hereunder, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those under applicable state and federal securities laws). Subject to the accuracy of the representations and warranties made by the Purchasers in Section 4 hereof, the offer and sale of the Securities to the Purchasers pursuant to this Agreement and the Other Subscription Agreements, if any, is and will be in compliance with applicable exemptions from (a) the registration and prospectus delivery requirements of the Securities Act and (b) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict

The execution and delivery of the Transaction Agreements by the Company and, at the Closing, the performance of the Transaction Agreements and issuance of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not (a) violate any provision of the certificate of incorporation or bylaws of the Company, (b) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its properties or assets, or (c) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company is bound or affected, except, in the case of clauses (b) and (c), as would not be reasonably expected to have a Material Adverse Effect.

3.7 Consents

Assuming the accuracy of the representations and warranties of the Purchasers, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as (a) have been or will be obtained or made under the Securities Act or the Exchange Act, (b) are required to consummate the Mergers as provided under the Merger Agreement, including stockholder approval of the issuance of the Securities pursuant to this Agreement and the Other Subscription Agreements, if any, (c) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Securities and the listing of the Securities for trading or quotation, as the case may be, thereon in the time and manner required thereby, (d) are required to consummate the transactions contemplated by the Transaction Agreements and (e) may be required under the securities, or blue sky, laws of any state jurisdiction in connection with the offer and sale of the Securities by the Company in the manner contemplated herein or such that the failure of which to obtain would not have a Material Adverse Effect.

3.8 SEC Reports; Financial Statements

(a) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports, schedules, proxy statements and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since April 1, 2021 (the foregoing documents (together with any documents filed by the Company under the Securities Act or the Exchange Act, whether or not required, and including all exhibits and schedules thereto and documents incorporated by reference therein) being collectively referred to herein as the “SEC Reports”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports and, as of the Closing, the Form S-4 complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, neither of the SEC Reports nor the Form S-4 (including any audited or unaudited financial statements and any notes thereto or schedules included therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Company’s knowledge, there are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof. As used in this Section 3.8, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including the notes thereto) of the Company included in the SEC Reports (collectively, the “Financial Statements”) comply as to form in all material respects with the applicable accounting requirements of the Securities Act or Exchange Act and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, all in accordance with United States generally accepted accounting principles (“GAAP”) (except as otherwise noted therein, and in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods therein specified. The other information included in the SEC Reports has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly in all material respects the information shown thereby. The statistical, industry-related and market-related data included in the SEC Reports are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate and such data is consistent with the sources from which they are derived, in each case in all material respects. Except as set forth in the Financial Statements and/or SEC Reports, the Company has not incurred any liabilities, contingent or otherwise, or entered into any material transaction, except those in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which have had or would reasonably be expected to have a Material Adverse Effect.

3.9 Absence of Changes

Except as otherwise stated or disclosed in the SEC Reports, between December 31, 2023 and the date of this Agreement, (a) the Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement, the Merger Agreement and the discussions, negotiations and transactions related thereto) and (b) there has not been any Material Adverse Effect.

3.10 Absence of Litigation

As of the date hereof, there is no action, suit, proceeding, arbitration, claim, investigation or inquiry pending or, to the Company’s knowledge, threatened in writing by or before any governmental body against the Company which has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company that have had or would reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company, nor to the knowledge of the Company, any director or officer thereof, is, or within the last ten years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or a claim of breach of fiduciary duty relating to the Company.

3.11 Compliance with Law; Permits

The Company is not in violation of, and has not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which have not had and would not reasonably be expected to have a Material Adverse Effect. The Company has all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. The Company has not received any written notice regarding any revocation or modification of any such Governmental Authorization, which, if the subject of an unfavorable decision, ruling or finding, has had or would reasonably be expected to have a Material Adverse Effect.

3.12 Intellectual Property

(a) “Intellectual Property” means (i) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (iii) copyrights, including registrations and applications for registration thereof, (iv) software, including all source code, object code and related documentation, formulae, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (v) all United States and foreign rights arising under or associated with any of the foregoing used, sold, licensed or otherwise exploited by the in the operation of its business as presently conducted or reasonably expected to be conducted.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company solely and exclusively owns or has obtained valid and enforceable licenses for (or will do so reasonably promptly after giving effect to the Mergers), free and clear of all liens or encumbrances, all Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and to the knowledge of the Company, the conduct of its current and proposed business does not infringe or misappropriate, in any material respect, any Intellectual Property of any third party. The Company has not received any written communications (in each case that has not been resolved) of any alleged infringement, misappropriation or breach of any Intellectual Property rights of others.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, there are no orders, settlement agreements or stipulations to which the Company is a party or by which the Company is bound that restricts the Company’s rights to use any Intellectual Property in the operation of the business as currently conducted.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (i) challenging the Company’s rights in or to any Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; or (ii) challenging the validity, enforceability or scope of any Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, the Company has complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company as described in the SEC Reports and all such agreements are in full force and effect.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, the Company has taken reasonable and customary actions to protect its rights in, and to prevent the unauthorized use and disclosure of, trade secrets and confidential business information (including confidential ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, supplier lists and information, and business plans) owned by the Company, and, to the knowledge of the Company, there has been no unauthorized use or disclosure of such trade secrets and confidential business information.

3.13 Employee Benefits

Except as would not be reasonably likely to have a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company is in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely to have a Material Adverse Effect.

3.14 Taxes

(a) The Company has filed all federal income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and has paid all Taxes required to have been paid by it, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, no assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to have a Material Adverse Effect.

(b) The Company is classified as a Subchapter C corporation for U.S. federal tax purposes.

3.15 Environmental Laws

The Company (a) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) has received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (c) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not reasonably be expected to have a Material Adverse Effect. The Company has not received since April 1, 2021, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, except as would not reasonably be expected to have a Material Adverse Effect: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has received since April 1, 2021, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no liability under any Environmental Law.

3.16 Title

The Company has good and marketable title to all personal property owned by it, free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company. Except as disclosed in the SEC Reports, real property and buildings held under lease by the Company is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company, provided however, that the Company is currently in the process of winding down such leases. The Company does not own any real property.

3.17 Insurance

The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its properties and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers or as would not reasonably be expected to have a Material Adverse Effect, since April 1, 2021, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any claim under any insurance policy.

3.18 Nasdaq Stock Market

The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market under the symbol “RPHM” (it being understood that the trading symbol will be changed in connection with the Mergers). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq Stock Market or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq Global Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action as of the date hereof that is designed to terminate the registration of the Common Stock under the Exchange Act.

3.19 Sarbanes-Oxley Act

The Company is, and since April 1, 2021 has been, in compliance in all material respects with applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.

3.20 Regulatory

(a) To the knowledge of the Company, the Company has operated its business and currently is in compliance in all material respects with all applicable Health Care Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any of the Company’s product candidates or any product manufactured or distributed by the Company.

(b) There are no legal proceedings pending or, to the knowledge of the Company, threatened with respect to an alleged material violation by the Company of any Health Care Laws including FDA regulations adopted thereunder, or any other similar law promulgated by a Drug Regulatory Agency.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, the Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted (the “Company Regulatory Permits”), of any of its product candidates and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has timely maintained and is in compliance with the Company Regulatory Permits and the Company has not, since April 1, 2021, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any violation of or failure to comply with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Regulatory Permit.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, to the best of the Company’s knowledge, all the operations of the Company and all the manufacturing facilities and operations of the Company’s suppliers of products and product candidates and the components thereof manufactured in or imported into the United States are in compliance with applicable FDA regulations, including current Good Manufacturing Practices, and meet sanitation standards set by the Federal Food, Drug, and Cosmetic Act.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or in which the Company or its respective product candidates, have participated that are described in the SEC Reports or the results of which are referred to in the SEC Reports, were and, if still pending, are being conducted in all material respects in accordance with protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company and all applicable statutes, rules and regulations of the FDA and other comparable regulatory agencies outside of the United States to which they are subject, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, no manufacturing site owned by the Company, and to the knowledge of the Company, no manufacturing site of a contract manufacturer, with respect to the Company’s product candidates, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other governmental authority alleging or asserting noncompliance with any applicable law, in each case, that have not been complied with or closed to the satisfaction of the relevant governmental authority, and, to the knowledge of the Company, neither the FDA nor any other governmental authority is considering such action.

(g) Since April 1, 2021, (i) to the knowledge of Company, the Company and its subsidiaries have materially complied with all laws governing privacy and data protection applicable to the collection, retention and use of information that constitutes “personal information,” “personal data,” or any analogous term under applicable Law, including any such information that alone or in combination with other information can be used to identify an individual (“Personal Information”), by the Company or its subsidiaries (“Privacy Laws”), (ii) no material claims by or before any governmental authority have been asserted or, to the knowledge of the Company, have been threatened, in writing against the Company or any of its subsidiaries alleging a violation by Company or its subsidiaries of any applicable Privacy Laws, (iii) neither the execution of this Agreement by the Company nor the consummation of the Mergers will result in any breach or other violation by the Company or its subsidiaries of any Privacy Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (iv) the Company and its subsidiaries have taken commercially reasonable steps designed to protect any Personal Information collected, retained or used by the Company or any of its subsidiaries against unauthorized or improper use, loss, access or transmittal.

3.21 Accounting Controls and Disclosure Controls and Procedures

(a) The Company and its subsidiaries, taken as a whole, maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance that (i) the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability, (iii) that receipts and expenditures are made, and access to assets is permitted, only in accordance with authorizations of management and the Board, (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements, (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Reports fairly presents the information called for in all material respects and is prepared in accordance with the SEC’s rules and guidance applicable thereto, except, in the case of this clause (vi), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c) The Company’s and each of its subsidiaries’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) (i) are reasonably designed to ensure that (x) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (y) all material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter and (iii) except as would not reasonably be expected to have a Material Adverse Effect, are effective in all material respects to perform the functions for which they were established.

3.22 Price Stabilization of Common Stock

The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Securities.

3.23 Investment Company Act

The Company is not, and immediately after receipt of payment for the Common Stock pursuant to this Agreement and the Other Subscription Agreements, if any, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.24 General Solicitation; No Integration or Aggregation

Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Common Stock. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the Securities sold pursuant to this Agreement and the Other Subscription Agreements, if any, for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Global Market.

3.25 Brokers and Finders

Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement or the Other Subscription Agreements, if any.

3.26 Reliance by the Purchasers

The Company acknowledges that each of the Purchasers will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein or in the SEC Reports.

3.27 No Additional Agreements

The Company does not have any agreement or understanding with any Purchaser or Other Purchaser with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements and, for the avoidance of doubt, does not have any agreement with any Purchaser or Other Purchaser on terms (economic or otherwise) more favorable to such Purchaser or Other Purchaser than as set forth in this Agreement, except with regard to reasonable and documented transaction expenses.

3.28 Anti-Bribery and Anti-Money Laundering Laws

Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (a) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (b) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections

1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

3.29 Company IT Systems; Cybersecurity

The Company and its subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company and its subsidiaries (the “Company IT Systems”), except as would not reasonably be expected to have a Material Adverse Effect. The Company IT Systems are adequate for, and operate and perform as required in connection with, the operation of the business of the Company and its subsidiaries as currently conducted, except as would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent in all material respects with applicable regulatory standards and customary industry practices. Except as would not reasonably be expected to have a Material Adverse Effect, (a) there has been no security breach or other compromise of or relating to the Company IT Systems; (b) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any such security breach or other compromise of the Company IT Systems; (c) the Company and its subsidiaries have implemented policies and procedures with respect to the Company IT Systems that are reasonably consistent with industry standards and practices, or as required by applicable regulatory standards; and (d) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes, judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority and contractual obligations relating to the privacy and security of the Company IT Systems and to the protection of the Company IT Systems from unauthorized use, access, misappropriation or modification.

3.30 Transactions with Affiliates and Employees

Except for the transactions contemplated by the Transaction Agreements no relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described in the SEC Reports that is not so described.

3.31 No Other Representations or Warranties

Except for the representations and warranties of the Company expressly set forth in this Section 3, with respect to the transactions contemplated by this Agreement, the Company (a) expressly disclaims any representations or warranties of any kind or nature, express or implied, including with respect to the condition, value or quality of the Company or any of the assets or properties of the Company, and (b) specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to any of the assets or properties of the Company. Notwithstanding the foregoing, in making the decision to invest in the Securities, the Purchasers will rely, and the Company agrees that the Purchasers may rely, on the information that has been provided in writing to Purchasers by the Company or on behalf of the Company, including the SEC Reports.

3.32 Merger Agreement

The Merger Agreement is in full force and effect. The Company and, to the Company’s knowledge, the Target Company, have all requisite corporate power and authority to enter into the Merger Agreement and to carry out and perform their respective obligations under the terms of the Merger Agreement. The Merger

Agreement has been duly authorized by the Board of Directors and executed and delivered by the Company. To the Company’s knowledge, the Merger Agreement has been duly authorized by the board of directors of the Target Company. As of the Closing, all corporate action on the part of the stockholders of the Company necessary for the authorization of the Merger Agreement and the Mergers will have been taken. To the Company’s knowledge, as of the Closing, all corporate action on the part of the stockholders of the Target Company necessary for the authorization of the Merger Agreement and the Mergers will have been taken. The Merger Agreement constitutes the legal, valid and binding agreement of the Company and, to the Company’s knowledge, the Target Company, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.33 No Disqualification Events

No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Company Disqualification Event”) is applicable to the Company or, to the knowledge of the Company, any Covered Person (as defined below), except for a Company Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. “Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1). Other than the Placement Agents, the Company is not aware of any Person (other than any Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement.

4. Representations and Warranties of Each Purchaser

Each Purchaser, severally for itself and not jointly with any other Purchaser, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

4.1 Organization

Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization

Such Purchaser has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Purchaser or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Purchaser on this Agreement is genuine and the signatory to this Agreement, if the Purchaser is an individual, has the legal competence and capacity to execute the same or, if the Purchaser is not an individual, the signatory has been duly authorized to execute the same on behalf of the Purchaser. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflict

The execution, delivery and performance of the Transaction Agreements by such Purchaser, the purchase of the Securities in accordance with their terms and the consummation by such Purchaser of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Purchaser (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (a) any provision of the organizational documents of such Purchaser, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (b) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets, except, in the case of clause (b), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of such Purchaser to perform its obligations under the Transaction Agreements (such delay or hindrance, a “Purchaser Adverse Effect”).

4.4 Consents

All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement, the issuance of the Securities and the consummation of the other transactions contemplated herein have been obtained or made, other than such consents, approvals, orders and authorizations the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Purchaser Adverse Effect.

4.5 Residency

Unless otherwise communicated by a Purchaser to the Company in writing, such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers.

4.6 Brokers and Finders

Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.7 Investment Representations and Warranties

Such Purchaser (a) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under Regulation D promulgated pursuant to the Securities Act; and (b) has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. Each Purchaser further represents and warrants that (i) it is capable of evaluating the merits and risk of such investment, and (ii) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). Such Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser’s representations as expressed herein. Such Purchaser also understands that the offering meets (x) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (y) the institutional customer exemption under FINRA Rule 2111(b).

4.8 Intent

Each Purchaser is purchasing the Securities solely for investment purposes, for such Purchaser’s own account and not for the account of others, and not with a view towards, or for offer or sale in connection with, any distribution or dissemination thereof in violation of applicable securities laws. Notwithstanding the foregoing, if such Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Purchaser has no present arrangement to sell the Securities to or through any person or entity. Each Purchaser understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available.

4.9 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks

Each Purchaser, or such Purchaser’s professional advisors, have such knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement, and the Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Purchaser has considered necessary to make an informed investment decision. By reason of the business and financial experience of such Purchaser or his, her or its professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), such Purchaser can protect his, her or its own interests in connection with the transactions described in this Agreement. Purchaser acknowledges that it (a) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (b) has exercised independent judgment in evaluating its participation in the purchase of the Securities.

Each Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the SEC Reports and, as of the Closing, the Form S-4. Alone, or together with any professional advisor(s), such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Purchaser. Each Purchaser is, at this time and in the foreseeable future, able to afford the loss of his, her or its entire investment in the Securities. Such Purchaser acknowledges specifically that a possibility of total loss exists.

4.10 Tax Advisors

Such Purchaser has had the opportunity to review with such Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on Exhibit A, where applicable, and the transactions contemplated by this Agreement. Such Purchaser acknowledges that Purchaser shall be responsible for any of such Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that the Company and any of its agents have not provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Agreement.

4.11 Securities Not Registered; Legends

Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Purchaser understands that the offer and sale of the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Purchaser’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. Such Purchaser acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

Each Purchaser understands that the Securities may bear the following legend:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS.”

In addition, the Securities may contain a legend regarding affiliate status of the Purchaser, if applicable.

4.12 Placement Agents

Each Purchaser hereby acknowledges and agrees that (a) each Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Securities to Purchaser and neither the Placement Agents nor any of their respective affiliates have acted as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary or financial advisor for such Purchaser, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Securities, (b) each Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character, and has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Securities, nor is such information or advice necessary or desired, (c) each Placement Agent will not have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) each Placement Agent will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Securities, except, in each case, for such Placement Agent’s own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Securities. The Placement Agents shall have no liability or obligation on or with respect to the accuracy or completeness, as of any date, of any information set forth in, or any omission from, any valuation or other materials that may have been provided or made available to such Purchaser in connection with the Transaction Agreements or the issuance and purchase of the Securities. Neither the Placement Agents nor any of their respective affiliates have made or make any representation as to the quality or value of the Securities and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company which Purchaser agrees need not be provided to it.

4.13 Reliance by the Company

Such Purchaser acknowledges that the Company will rely upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein.

4.14 No General Solicitation

The Purchaser acknowledges and agrees that the Purchaser is purchasing the Securities directly from the Company. Purchaser became aware of this offering of the Securities solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-existing, substantive relationship with the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to Purchaser solely by direct contact between Purchaser and the Company, the Placement Agents, and/or their respective representatives. Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to Purchaser, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to Purchaser. The Purchaser is not purchasing the Securities as a result of any advertisement or, to its knowledge, general solicitation, within the meaning of the Securities Act.

4.15 No Reliance

The Purchaser further acknowledges that there have not been and Purchaser hereby agrees that it is not relying on and has not relied on, any statements, representations, warranties, covenants or agreements made to the Purchaser by or on behalf of the Company, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity (including the Placement Agents), expressly or by implication, other than the SEC Reports and those representations, warranties and covenants of the Company expressly set forth in this Agreement. Purchaser acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

4.16 Access to Information

In making its decision to purchase the Securities, Purchaser has relied solely upon independent investigation made by Purchaser and upon the representations, warranties and covenants set forth herein. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Securities, including, with respect to the Company and the Mergers. Without limiting the generality of the foregoing, the Purchaser acknowledges that such Purchaser has had the opportunity to review the SEC Reports and prior to the Closing, the Form S-4. The Purchaser acknowledges and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary to complete its own independent due diligence investigation and to make an investment decision with respect to the Securities and that the Purchaser has independently made his, her or its own analysis and decision to invest in the Company.

4.17 Short Sales

Between the time the Purchaser learned about the offering contemplated by this Agreement and the public announcement of the offering (or the earlier termination of this Agreement), the Purchaser has not engaged in any Short Sales or similar transactions with respect to the Common Stock or any securities exchangeable or convertible for Common Stock, nor has the Purchaser, directly or indirectly, caused any person to engage in any Short Sales or similar transactions with respect to the Common Stock.

4.18 Disqualification Event

To the extent the Purchaser is one of the covered persons identified in Rule 506(d)(1), the Purchaser represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a “Disqualification Event”) is applicable to the Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to the Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this section, “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of the Purchaser’s securities for purposes of Rule 506(d) of the Securities Act.

5. Covenants

5.1 Further Assurances

At or prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. The Purchaser acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate, and the Company agrees to promptly notify each Purchaser if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 of this Agreement are no longer accurate.

5.2 Listing

The Company shall cause the Securities to be listed on the Nasdaq Global Market prior to or at the Closing and shall use its commercially reasonable efforts to maintain the listing of its Common Stock on the Nasdaq Global Market for so long as any Purchaser holds Securities.

5.3 Placement Agents’ Fees

The Company acknowledges that it has engaged each of the Placement Agents in its capacity as placement agent in connection with the sale of the Securities. The Target Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by any Purchaser), in each case payable to third parties retained by the Target Company, relating to or arising out of the transactions contemplated by this Agreement and the Other Subscription Agreements, if any.

5.4 Disclosure of Transactions and Other Material Information

The Company shall (i) if this Agreement is signed on a day that is not a business day or before midnight (New York City time) on any business day, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any business day, no later than 9:29 a.m. (New York City time), on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agents (the “Disclosure Deadline”), issue one or more press releases and (b) file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing (i) all material terms of the transactions contemplated hereby, by the other Transaction Agreements and the Merger Agreement and (ii) all other material non-public information pertaining to the Company or the Target Company and each of their respective operations, to the extent such information has been provided or made available to any of the Purchasers (and including as exhibits to such Current Report on Form 8-K, the Merger Agreement and the forms of the material Transaction Agreements (including, without limitation, the form of this Agreement and the form of the Registration Rights Agreement)). Upon the issuance of the Disclosure Document, no Purchaser shall be in possession of any material, non-public information received from the Company or any of its officers, directors, or employees or agents, including the Placement Agents, that is not disclosed in the Disclosure Document unless otherwise specifically agreed in writing by such Purchaser. From and after the issuance of the Disclosure Document, the Company shall not provide material non-public information to any Purchaser, unless otherwise specifically agreed in writing by such Purchaser prior to any such disclosure. Notwithstanding anything in this Agreement to the contrary, the Company shall not publicly disclose the name of any Purchaser or any of its Affiliates or advisers, or include the name of any Purchaser or any of its Affiliates or advisers in any press release or filing with the SEC (other than the Registration Statement) or any regulatory agency, without the prior written consent of such Purchaser, except (a) as required by the federal securities law in connection with (i) any registration statement contemplated by the Registration Rights Agreement (which shall be subject to review by the Purchaser in accordance with the terms of the Registration Rights Agreement) and (ii) the filing of final forms of the Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (b) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Global Market, in which case the Company will provide the Purchaser with prior written notice (including by e-mail) of and an opportunity to review such required disclosure under this clause (b). Upon the earlier of (i) the Disclosure Deadline and (ii) the issuance and filing, as applicable, of the Disclosure Document, each Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company or any of its officers, directors, affiliates, employees or agents, including the Placement Agents (it being understood that the foregoing shall not by itself be deemed to terminate any confidentiality agreement, whether written or oral, between any Purchaser and the Target Company). The Company understands and confirms that the Purchasers and their respective Affiliates will rely on the forgoing representations in effecting transactions in securities of the Company.

5.5 Integration

The Company has not sold, offered for sale or solicited offers to buy and shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.6 Use of Proceeds

The Company shall use the proceeds from the sale of the Securities for working capital and general corporate purposes.

5.7 Removal of Legends

(a) In connection with any sale, assignment, transfer or other disposition of the Securities by a Purchaser pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Purchaser with the requirements of this Agreement, if requested by the Purchaser, the Company shall request the Transfer Agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within the earlier of (i) two (2) business days and (ii) the Standard Settlement Period, in each case, of any such request therefor from such Purchaser, provided that the Company has timely received from the Purchaser customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such legend removal.

(b) Subject to receipt from the Purchaser by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Securities (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 5.7(b) and with respect to legend removal pursuant to the foregoing clauses (i) through (iii) within the earlier of (x) two (2) business days and (y) the Standard Settlement Period, in each case, of any request therefor from a Purchaser accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 5.7 may be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the DTC System as directed by such Purchaser. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

5.8 Pledge of Securities

The Company acknowledges and agrees that the Securities may be pledged by a Purchaser in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Purchaser effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Purchaser; provided that any and all costs to effect the pledge of the Securities are borne by the pledgor and/or pledgee and not the Company.

5.9 Indemnification of Purchasers

Subject to the provisions of this Section 5.9, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees, investment advisers and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners, investment advisers or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the Registration Rights Agreement or (ii) any action instituted against a Purchaser in any capacity, or any Purchaser Party, by any stockholder of the Company who is not an Affiliate of such Purchaser seeking indemnification, with respect to any of the transactions contemplated by this Agreement or the Registration Rights Agreement (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under this Agreement or the Registration Rights Agreement, or any agreements or understandings such Purchaser may have with any such stockholder or any violations by the Purchaser of state or federal securities Laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance). Promptly after receipt by any such Person (the “Indemnified Person”) of notice of any demand, claim or circumstances that would or may give rise to a claim or the commencement of any proceeding or investigation in respect of which indemnity may be sought pursuant to this Section 5.9, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses relating to such proceeding or investigation; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In the event of the circumstances described in the foregoing clause (iii), if the Indemnified Person notifies the Company in writing that such Indemnified Person elects to employ separate counsel at the expense of the Company, then the Company shall not have the right to assume the defense of such claim on behalf of such Indemnified Person. The Company shall not be liable for any settlement of any proceeding effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned or to the extent fees or costs incurred pursuant to this Section 5.9 are attributable to the Indemnified Person’s breach of any of the representations, warranties, covenants or agreements made by the Purchasers in this Agreement or the Registration Rights Agreement. The Company will not, except with the prior written consent of the Indemnified Person, effect any settlement of or consent to the entry of any judgment with respect to any proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability in respect of or arising out of such claims or proceedings that are the subject matter of such proceeding, (ii) imposes no liability or obligation on the Indemnified Person and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance.

5.10 Lock-Up Agreements

The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements without the prior written consent of the Requisite Purchasers and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its commercially reasonable efforts to seek specific performance of the terms of such Lock-Up Agreement.

6. Conditions of Closing

6.1 Conditions to the Obligation of the Purchasers

The several obligations of each Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this

Agreement, are subject to the satisfaction or waiver in writing by each Purchaser solely as to itself of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on and as of the Closing with the same force and effect as though made immediately prior to the Closing (it being understood and agreed by each Purchaser that for purposes of this Section 6.1(a), in the case of any representation and warranty of the Company contained herein (i) which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects or (ii) which is made as of a specific date, such representation and warranty need be true and correct only as of such specific date) and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Agreement as of the Closing.

(b) Performance. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Securities by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained the consents (including stockholder consents), permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Securities at the Closing.

(f) Adverse Changes. Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(g) No Amendments to Merger Agreement. Except with the consent of (x) the Requisite Purchasers and (y) each Purchaser that, together with its affiliates, has committed to purchase at least $8 million of Securities at the Closing, (i) the Merger Agreement shall not have been amended or modified in a manner materially adverse to the Purchasers (it being understood that any modification of the definitions of Company Outstanding Common Stock Shares, Common Stock Exchange Ratio, End Date or Parent Outstanding Shares shall be deemed material and adverse to the Purchaser), and (ii) no waiver of any condition or other term of the Merger Agreement shall have occurred that would reasonably be expected to materially and adversely affect the benefits the Purchaser would reasonably expect to receive under this Agreement.

(h) Closing of Mergers. All conditions precedent to the consummation of the Mergers set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof, and the Mergers shall become effective concurrently with the Closing.

(i) Opinion of Company Counsel. The Company shall have delivered to the Purchasers and the Placement Agents the opinion of Jones Day, dated as of the Closing Date in customary form and substance to be reasonably agreed upon with the Purchasers.

(j) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents); 6.1(e) (Transfer Agent), 6.1(f) (Adverse Changes), 6.1(g) (No Amendments to Merger Agreement), 6.1(h) (Closing of Merger), and 6.1(m) (Listing Requirements) of this Agreement have been fulfilled.

(k) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying (i) the certificate of incorporation, as amended, of the Company; (ii) the bylaws of the Company; (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement and the Other Subscription Agreements, if any, and the transactions contemplated by this Agreement and the Other Subscription Agreements, if any; and (iv) evidence reasonably satisfactory to counsel to the Placement Agents that stockholder approval of the transactions contemplated by this Agreement and the Other Subscription Agreements, if any, has been obtained.

(l) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”) to the Purchasers.

(m) Listing Requirements. The Common Stock shall be listed on a National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon nor shall suspension by the SEC or the National Exchange have been threatened, as of the Closing Date, either (i) in writing by the SEC or the National Exchange or (ii) by falling below the minimum listing maintenance requirements of the National Exchange (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods); and the Company shall have filed with the Nasdaq Stock Market a Notification Form: Listing of Additional Shares for the listing of the Securities and shall have received confirmation from the Nasdaq Stock Market that it has completed its review of such form with no objections to the transactions contemplated herein.

(n) Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn.

6.2 Conditions to the Obligation of the Company

The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Purchaser the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of such Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects) and Purchaser’s participation in the Closing shall constitute a reaffirmation by such Purchaser of each of the representations, warranties, covenants and agreements of such Purchaser contained in this Agreement as of the Closing Date.

(b) Performance. Such Purchaser shall have performed in all material respects all obligations and conditions herein required to be performed or observed by such Purchaser on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Securities by such Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Closing of Mergers. All conditions precedent to the consummation of the Mergers set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof, and the Mergers shall have become effective.

(e) Registration Rights Agreement. Such Purchaser shall have executed and delivered the Registration Rights Agreement to the Company.

(f) Payment. The Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the Securities being purchased by such Purchaser at the Closing as set forth in Exhibit A.

7. Termination

7.1 Conditions of Termination

This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) with respect to any individual Purchaser, upon the mutual written agreement of the Company and such Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver, or are not capable of being satisfied and, as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated, or (d) if the Closing has not occurred on or before the End Date (as defined in and as it may be extended in accordance with the Merger Agreement as in effect on the date hereof), other than as a result of a Willful Breach of a Purchaser’s obligations hereunder; provided, however, that nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such Willful Breach. Upon the termination of this Agreement in accordance with this Section 7, except as set forth in the proviso to the immediately preceding sentence of this Section 7, this Agreement shall be void and of no further effect and any portion of the Purchase Price paid by any Purchaser to Company in connection herewith shall promptly following such termination be returned to such Purchaser. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall notify Purchaser of the termination of the Merger Agreement promptly after the termination thereof.

8. Miscellaneous Provisions

8.1 Public Statements or Releases

Except as set forth in Section 5.4, neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties. Notwithstanding the foregoing, and subject to compliance with Section 5.4, nothing in this Section 8.1 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law, including applicable securities laws, or under the rules of any national securities exchange.

8.2 Interpretation

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3 Notices

Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day following delivery, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company (on or prior to the Closing Date), addressed as follows:

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attention: Gregory J. Flesher

Email: gflesher@reneopharma.com

with a copy to (which shall not constitute notice):

Jones Day

Minneapolis

3161 Michelson Drive, Suite 800

Irvine, California 92612

Attention: Jonn Beeson; Brad Brasser

Email: jbeeson@JonesDay.com; bcbrasser@JonesDay.com

If to the Company (following the Closing Date):

OnKure, Inc.

6707 Winchester Circle, Suite #400

Boulder, Colorado 80301

Attention: Jason Leverone, Chief Financial Officer

Email: jleverone@onkure.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Jennifer Knapp; Ethan Lutske

Email: jknapp@wsgr.com; elutske@wsgr.com

(b) If to any Purchaser, at its address set forth on Exhibit A or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4 Severability

If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that mandatory principles of Delaware law may apply.

(b) The Company and each of the Purchasers hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the Borough of Manhattan in the City of New York, in the State of New York;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6 Waiver

No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.7 Expenses

Except as otherwise agreed in writing, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities, the negotiation of the Transaction Agreements and the consummation of the transactions contemplated thereby.

8.8 Assignment

None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of a Purchaser and (y) the Purchasers, in the case of the Company, provided that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 hereof). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.9 Confidential Information

(a) Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company (or the earlier termination of this Agreement), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Purchaser’s affiliates, outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from any Purchaser such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Purchaser to acquire the Securities, and the Purchaser shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Purchaser confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Stock Market. The Purchaser acknowledges that the Company may file a form of this Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company.

8.10 Reliance by and Exculpation of Placement Agents

(a) Each Purchaser agrees and acknowledges for the express benefit of each Placement Agent, its affiliates and its representatives that (i) such Placement Agent, its affiliates and its representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities, and such Purchaser will not rely on any statements made by such Placement Agent, orally or in writing, to the contrary, (ii) such Purchaser will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (iii) such Purchaser will be purchasing Securities based on the results of its own due diligence investigation of the Company and such Placement Agent and each of its directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities, or the accuracy, completeness, or adequacy of any information supplied to the Purchaser by the Company, (iv) such Purchaser has negotiated the offer and sale of the Securities directly with the Company, and such Placement Agent will not be responsible for the ultimate success of any such investment and (v) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Purchaser further represents and warrants to each Placement Agent that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.10 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Purchaser agrees that the Placement Agents may rely on such Purchaser’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective affiliates or representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company; (ii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any recommendation in connection with the purchase or sale of the Securities; (iii) has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (iv) shall be liable or have any obligation (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by any Purchaser, the Company or any other Person or entity), whether in contract, tort or otherwise to any Purchaser or to any person claiming through such Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by the Transaction Agreements, (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, or (z) for anything otherwise in connection with the purchase and sale of the Securities except in each case for such party’s own gross negligence, willful misconduct or bad faith.

8.11 Third Parties

Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, (a) the Placement Agents are an intended third-party beneficiary of the representations and warranties of the Company and of each Purchaser set forth in Section 3, Section 4, Section 6.1(i), Section 6.1(j) and Section 8.10 respectively, of this Agreement and (b) the Purchasers and the Company acknowledge and agree that the Target Company shall be entitled to seek to specifically enforce the Purchasers’ obligations to purchase the Securities hereunder and the Company’s obligations to issue the Securities hereunder.

8.12 Independent Nature of Purchasers’ Obligations and Right

The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. It is expressly understood that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. For reasons of administrative convenience only, certain Purchasers and their respective counsels have chosen to communicate with the Company through Covington & Burling LLP, counsel to the Placement Agents. Each such Purchaser acknowledges that Covington & Burling LLP has rendered legal advice to the Placement Agents and not to such Purchaser in connection with the transactions contemplated hereby, and that each such Purchaser has relied for such matters on the advice of its own respective counsel. The Company has elected to provide all Purchasers with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

8.13 Equal Treatment of Purchasers

No consideration shall be offered or paid to any Purchaser to amend this Agreement or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

8.14 Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.15 Entire Agreement; Amendments

This Agreement and the other Transaction Agreements constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and (i) prior to the Closing, the Purchasers of at least a majority of the Securities to be purchased hereunder or (ii) following the Closing, the Purchasers holding at least a majority of the Securities still held at the time of such modification, alteration or change (such parties in (i) and (ii), the “Requisite Purchasers”). Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Purchaser without the written consent of such Purchaser unless such amendment or waiver applies to all Purchasers in the same fashion and provided that the consent of each Purchaser is required for (a) the waiver of any of the conditions set forth in Section 6.1(f), Section 6.1(g), Section 6.1(h) or Section 6.1(m) or (b) the Purchase Price (including, without limitation, any amendment to the Merger Agreement that would increase the Purchase Price) or the type of security to be issued hereunder. The Company, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such

Purchaser or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Purchaser or the Company, respectively.

8.16 Survival

The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.17 Mutual Drafting

This Agreement is the joint product of each Purchaser and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18 Additional Matters

For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

RENEO PHARMACEUTICALS, INC.

By:
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PURCHASER:

[ ]

By:
Name:
Title:

[Signature Page to Subscription Agreement]

EXHIBIT A

PURCHASERS

Name of Purchaser and Address/Contact Information	Aggregate Purchase Price

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [●], by and among Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), and the several investors signatory hereto (each, an “Investor” and collectively, the “Investors”).

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of [●], 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II”) and OnKure, Inc. (the “Target Company”), a Delaware corporation, (the “Merger Agreement”), pursuant to which Merger Sub I will merge with and into the Target Company, with the Target Company surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”) and as and as promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”) provided, that, if the Company determines that the transactions will qualify for the intended tax treatment if only the First Merger is consummated, the parties may decide not to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger;

WHEREAS, following the Mergers, the Company will change its name to OnKure Therapeutics, Inc.;

WHEREAS, the Company and the Investors are parties to Subscription Agreements, dated as of [●], 2024 and [●], 2024 (each, a “Subscription Agreement” and together, the “Subscription Agreements”), pursuant to which such Investors are purchasing shares of capital stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and the Subscription Agreements, and pursuant to the terms of the Subscription Agreements, the parties desire to enter into this Agreement in order to grant certain rights to the Investors as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreements shall have the meanings given such terms in the Subscription Agreements.

“Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, the Holders and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Agreement” has the meaning set forth in the recitals.

“Allowed Delay” has the meaning set forth in Section 2.1(b)(ii).

“Board” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of New York are generally open for use by customers on such day.

“Common Stock” means shares of the Class A common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning set forth in the recitals.

“Effective Date” means the date that a Registration Statement filed pursuant to Section 2.1(a) is first declared effective by the SEC.

“Effectiveness Deadline” means, with respect to the Shelf Registration Statement or New Registration Statement, the ninetieth (90th) calendar day following the Closing Date (or, in the event the SEC reviews and has written comments to the Shelf Registration Statement or the New Registration Statement, the one-hundred twentieth (120th) calendar day following the Closing Date); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Shelf Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Shelf Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided, further, that if the SEC is closed for operations due to a government shutdown or lapse in appropriations, the Effectiveness Deadline shall be extended by the same amount of days that the SEC remains closed for operations; and provided, further, that notwithstanding anything herein to the contrary, if the audited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act to be included in a New Registration Statement are unavailable as of the Effectiveness Deadline provided for above, the Effectiveness Deadline shall be delayed until such time as such financial statements are prepared or obtained by the Company, it being understood that such date shall in no event extend beyond the one hundred eightieth (180th) calendar day following the Closing Date.

“Effectiveness Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Effectiveness Period” has the meaning set forth in Section 2.1(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Deadline” has the meaning set forth in Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority.

“First Merger” has the meaning set forth in the recitals.

“Form S-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Holder” means any Investor or its permitted assignee owning or having the right to acquire Registrable Securities.

“Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Maintenance Failure” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Merger Agreement” has the meaning set forth in the recitals.

“Mergers” has the meaning set forth in the recitals.

“Merger Sub I” has the meaning set forth in the recitals.

“Merger Sub II” has the meaning set forth in the recitals.

“National Exchange” means each of the following, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“New Registration Statement” has the meaning set forth in Section 2.1(a).

“Opt-Out Notice” has the meaning set forth in Section 2.6.

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registration Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Registrable Securities” means (i) the Shares, (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, Shares; provided, that the Holder has completed and delivered to the Company a selling stockholder questionnaire and any other information regarding the Holder and the distribution of the Registrable Securities as the Company may, from time to time, reasonably request for inclusion in a Registration Statement pursuant to applicable law. Notwithstanding the foregoing, the Shares or any such Common Stock, as applicable, shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (a) the sale by any Person of such Shares or any such

Common Stock, as applicable, either pursuant to a registration statement under the Securities Act or under Rule 144 or 145 (or any similar provision then in effect) (in which case, only such Shares or any such Common Stock, as applicable, sold shall cease to be Registrable Securities), or (b) such Shares or any such Common Stock shall cease to be outstanding and (iii) any Common Stock issued or issuable upon the conversion or exchange of shares of Class B common stock of the Company, par value $0.0001 per share.

“Registration Statement” means any registration statement of the Company that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Remainder Registration Statement” has the meaning set forth in Section 2.1(a).

“Required Holders” means the Holders holding a majority of the Registrable Securities outstanding from time to time.

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC having substantially the same effect as such Rule.

“Rule 145” means Rule 145 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“SEC Guidance” means any publicly available written or oral guidance, comments, requirements or requests of the SEC staff under the Securities Act; provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC.

“Second Merger” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Shares” means (i) the shares of Common Stock issued or issuable to the Investors pursuant to the Subscription Agreements and (ii) the shares of Common Stock issued or issuable at the closing of the Mergers to the Investors in respect of all equity securities of the Target Company held by the Investors immediately prior to the closing of the Mergers.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Target Company” has the meaning set forth in the recitals.

“Transaction Agreements” means this Agreement and the Subscription Agreements, all exhibits and schedules thereto and hereto and any other documents or agreement executed in connection with the transactions contemplated hereunder or thereunder.

2. Registration Rights.

2.1 Shelf Registration.

(a) Registration Statements. On or prior to the date forty-five (45) days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), subject to the provisions of Section 2.1(c), for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”). Such Shelf Registration Statement shall, subject to the limitations of Form S-3, include the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Shelf Registration Statement) the “Plan of Distribution” substantially in the form of Annex A (which may be modified to respond to comments, if any, provided by the SEC). To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Shelf Registration Statement filed pursuant to this Section 2.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Participating Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration Statement as required by the SEC and/or (ii) withdraw the Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering, unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities not acquired pursuant to a Subscription Agreement (whether pursuant to registration rights or otherwise), and second by Registrable Securities acquired pursuant to a Subscription Agreement (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the SEC that certain Holders must be reduced first based on the number of Shares held by such Holders or cannot sell their Shares in a secondary offering). In the event the Company amends the Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”). In no event shall any Participating Holder be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if a Participating Holder would be deemed a statutory underwriter, such Holder shall not be included in the Registration Statement.

(b) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Shelf Registration Statement or New Registration Statement declared effective as soon as practicable but in no event later than the Effectiveness Deadline (including filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act), and shall use its commercially reasonable efforts to keep the Shelf Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (A) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders, or (B) the date that all the Shares cease to be Registrable Securities (the “Effectiveness Period”); provided that the Company will not be obligated to update the Registration Statement and no sales may be made under the applicable Registration Statement during any Allowed Delay of which the

Holders have received notice. The Company shall notify the Participating Holders of the effectiveness of a Registration Statement by e-mail as promptly as practicable, and shall, if requested provide the Participating Holders with copies of the final Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. Upon notification by the SEC that any Registration Statement has been declared effective by the SEC, within one (1) Business Day thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

(ii) For not more than forty-five (45) consecutive days or for a total of not more than ninety (90) days and on not more than two (2) occasions, in each case in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 if (A) the negotiation or consummation of a transaction by the Company is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) the Company determines in good faith, upon advice of legal counsel, that such suspension is necessary to amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Participating Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Participating Holder) disclose to such Participating Holder any material non-public information giving rise to an Allowed Delay, (2) advise the Participating Holders in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(c) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Holders and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(d) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statements.

(i) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Registration Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of failure to file such Registration Statement by the Filing Deadline and for each subsequent 30-day period (pro rata for any portion thereof) thereafter for which no such Registration Statement is filed with respect to the Registrable Securities. Such payments shall be made to each Holder then holding Registrable Securities in cash no later than ten (10) Business Days after the end of the date of the initial failure to file such Registration Statement by the Filing Deadline and each subsequent 30-day period (pro rata for any portion thereof) until such Registration Statement is filed with respect to the Registrable Securities. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(ii) If (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC prior to the applicable Effectiveness Deadline or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including by reason of a stop order or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Holder to sell the Registrable Securities covered thereby due to market conditions (each of (A) and (B), a “Maintenance Failure”), then the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Effectiveness Liquidated Damages” and together with the Registration Liquidated Damages, the “Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of a Maintenance Failure and for each 30-day period (pro rata for any portion thereof) thereafter until the Maintenance Failure is cured (each, a “Blackout Period”). The Effectiveness Liquidated Damages shall be paid monthly within ten (10) Business Days of the end of the date of such Maintenance Failure and each subsequent 30-day period (pro rata for any portion thereof). Such payments shall be made to each Holder then holding Registrable Securities in cash. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(iii) The parties agree that (1) notwithstanding anything to the contrary herein or in the Subscription Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, six percent (6.0%) of the aggregate purchase price paid by such Holder pursuant to the Subscription Agreement and (2) except with respect to (A) the initial day of failure to file a Registration Statement by the Filing Deadline and (B) the initial day of any Maintenance Failure, in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Holder pursuant to the Subscription Agreement.

(iv) The Liquidated Damages described in this Section 2.1(d) shall constitute the Holders’ exclusive monetary remedy for any failure to meet the Filing Deadline and for any Maintenance Failure, but shall not affect the right of the Holders to injunctive relief.

2.2 Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

2.3 Company Obligations. The Company will use reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a) prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and provide copies to and permit each Participating Holder to review each Registration Statement and all amendments and supplements thereto other than those incorporated or deemed to be incorporated by reference) prior to their filing with the SEC and a reasonable opportunity to furnish comments thereon (it being acknowledged and agreed that if a Participating Holder does not object to or comment on the aforementioned documents, then the Participating Holder shall be deemed to have consented to and approved the use of such documents);

(b) file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act;

(c) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Securities covered thereby;

(d) (i) notify the Participating Holders by e-mail as promptly as practicable after any Registration Statement is declared effective and simultaneously provide the Participating Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby (provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the EDGAR system), (ii) promptly notify the Participating Holders no later than one (1) trading day following the date (A) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or the initiation of any proceedings for such purposes, (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or (C) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(e) promptly notify the Participating Holders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of a Participating Holder, disclose to such Participating Holder any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(f) promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders reasonably request to be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(g) furnish to each Participating Holder whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Participating Holder, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder that are covered by such Registration Statement;

(h) on or prior to the date on which the Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify, or cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for offer and sale under the applicable state securities or “Blue Sky” laws of those jurisdictions within the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification (or exemption therefrom) in effect during the Effectiveness Period, provided that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(i) within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, deliver to the transfer agent for such Registrable Securities (with copies to the Participating Holder whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC;

(j) cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(k) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Participating Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Participating Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

(l) use commercially reasonable efforts to maintain the listing of all Registrable Securities on each securities exchange on which the Common Stock is then listed or quoted and on each inter-dealer quotation system on which any of the Common Stock is then quoted; and

(m) with a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Holders to sell shares of Common Stock to the public without registration: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities shall have been otherwise transferred, new certificates for such Shares not bearing a legend restricting further transfer shall have been delivered by Company and subsequent public distribution of such Shares shall not require registration under the Securities Act or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

2.4 Obligations of the Holders.

(a) Notwithstanding any other provision of the Agreement, no Holder of Registrable Securities may include any of its Registrable Securities in the Registration Statement pursuant to this Agreement unless the Holder furnishes to the Company a completed and signed selling stockholder questionnaire in customary form that contains such information regarding such Holder, the securities of the Company held by such Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, which questionnaire the Company will provide to the Holder at least ten (10) days prior to the first anticipated filing date of any Registration Statement. Each Holder who intends to include any of its Registrable Securities in the Registration Statement shall promptly furnish the Company in writing such other information as the Company may reasonably request in writing. Each Holder acknowledges and agrees that the information in the selling stockholder questionnaire or request for further information as described in this Section 2.4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement to the extent, and only to the extent, that such inclusion is required under Reg S-K and the requirements of the applicable

Registration Statement (subject to the Holder’s right to review such disclosure pursuant to the terms of this Agreement). The Company shall not be obligated to file more than one post-effective amendment or supplement in any sixty (60) day period following the date such Registration Statement is declared effective for the purposes of naming Holders as selling stockholders who are not named in such Registration Statement at the time of effectiveness.

(b) Each Holder agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement. The Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock, and (iv) any other information as may be requested by the SEC, FINRA or any state securities commission. Each Holder agrees by its acquisition of such Registrable Securities that, it will not commence a disposition of Registrable Securities under the Registration Statement until such Holder has received (i) written confirmation from the Company of the availability of the Registration Statement, or (ii) copies of the supplemented Prospectus and/or amended Registration Statement as described, and, in each case, has also received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (it being understood that the filing of such documents on the SEC’s Edgar system shall constitute receipt of such documents).

(c) Each Holder agrees that, upon receipt of written notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.1(b) or (ii) the happening of any event of the kind described in Section 2.3(d) or Section 2.3(e) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until such Holder is advised by the Company that such dispositions may again be made and/or the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed and, if so directed by the Company, each Holder will deliver to the Company or destroy (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

2.5 Indemnification.

(a) Indemnification by the Company. The Company shall (x) notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Participating Holder who sells Registrable Securities covered by such Registration Statement and its officers, directors, partners, managers, representatives, brokers, equity holders, principals, managers, portfolio managers, trustees, predecessors, subsidiaries, attorneys, advisors, investment advisers, members, employees, and agents, successors and assigns, and each other Person, if any, who controls such Purchaser or any Affiliate thereof within the meaning of the Securities Act and each of their respective Affiliates (each a “Purchaser Indemnified Person”), to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, obligations and expenses (including reasonable attorneys’ fees, judgments, amounts paid in settlements and court costs) (collectively, “Losses”), actually incurred, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such Losses (or actions in respect thereof) arising out of, are based upon related to or resulting from any: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or arising out of, relating to, or resulting from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; (iii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iv) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Purchaser’s behalf and will reimburse such Purchaser Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending, preparing to defend, providing evidence in, preparing to serve or serving as witness with respect to, settling, compromising or paying any such Loss or action and (y) reimburse a Participating Holder who sells Registrable Securities covered by such Registration Statement, and each such officer, director, employee, agent or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action; provided, however, that the Company will not be liable in any such case to the extent that any such Losses arise out of or are based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon or in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that each Holder has approved Annex A hereto for this purpose and (B) the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective or (C) a Holder’s (or any other indemnified Person’s) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement.

(b) Indemnification by the Participating Holders. Each Holder agrees, severally but not jointly with any other Holder, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents, and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against any Losses (i) arising out of, based on, or resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto, or a document incorporated by reference into any of the foregoing; or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) related to the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or. In no event shall the liability of any selling Holder under this Section 2.5 greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (provided, however, that such indemnified party shall, at the expense of the indemnified party, be entitled to counsel of its own choosing to monitor such defense); provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, effect any settlement of or consent to the entry of any judgment with respect to any proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability in respect of or arising out of such claims or proceedings that are the subject matter of such proceeding, (ii) imposes no liability or obligation on the indemnified party and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party, or any officer, director, employee, agent, affiliate, or controlling person of such indemnified party and shall survive the transfer of the Shares.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the aggregate liability of a Holder under this Section 2.5 be greater in amount than the dollar amount of the net proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

2.6 Opt-Out Notice. Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notices from the Company otherwise required by this Section 2; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Section 2 to such Holder and such Holder shall no longer be entitled to the rights associated with any such notice and (b) each time prior to such Holder’s intended use of an effective Registration Statement, such Holder will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of an Allowed Delay was previously delivered (or would have been delivered but for the provisions of this Section 2.6) and the related suspension period remains in effect, the Company will so notify such Holder, within one (1) Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of an Allowed Delay, and thereafter will provide such Holder with the related notice of the conclusion of such Allowed Delay immediately upon the conclusion thereof (which notices shall not contain any material, nonpublic information or subject such Holder to any duty of confidentiality).

3. Miscellaneous.

3.1 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the City of New York, in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each of the parties hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.2 Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. A Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Holder to such person; provided that such Holder complies with all laws applicable thereto and the provisions of the Subscription Agreements and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

3.3 Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Holders, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in connection with such transaction unless such securities are otherwise freely tradable by the Holders after giving effect to such transaction.

3.4 Entire Agreement; Amendment. This Agreement and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. This Agreement may be amended only by a writing signed by the Company and the Required Holders, provided that (i) if any amendment, modification or waiver disproportionately and adversely impacts a Holder, the consent of such disproportionately impacted Holder shall be required and (ii) any amendment, modification or waiver of Section 2.5 shall require the consent of each Holder. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Holders.

3.5 Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 8.3 of the Subscription Agreements.

3.6 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto; provided, that the indemnified parties are intended third party beneficiaries of Section 2.5.

3.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

3.8 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

3.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

3.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

3.11 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

3.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OR THREATENED BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

3.13 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

3.14 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

3.15 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

COMPANY:

RENEO PHARMACEUTICALS, INC.

By:
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

INVESTOR:

[●]

By:
Name:
Title:

Annex A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in settlement of short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•	directly to one or more purchasers;

•	through delayed delivery requirements;

•	by pledge to secured debts and other obligations;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of shares to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements of the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. (it being understood that the Selling Stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that we will not be responsible for any underwriting fees, discounts or commissions attributable to the sale of the shares and any legal fees and expenses of counsel to the selling stockholders. We have agreed pursuant to the Registration Rights Agreement to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders pursuant to the Registration Rights Agreement to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to be declared or otherwise become effective and to remain continuously effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement or (2) the date that all the shares covered by this prospectus cease to be Registrable Securities as defined in the Registration Rights Agreement.

There can be no assurance that any selling stockholder will sell any or all of the shares registered pursuant to the registration statement, of which this prospectus forms a part. Once sold hereunder, the shares will be freely tradable in the hands of persons, other than our affiliates.

Exhibit G

FORM OF RESTATED CERTIFICATE OF FORMATION

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

RADIATE MERGER SUB II, LLC

[●], 2024

This Amended and Restated Certificate of Formation of Radiate Merger Sub II, LLC (the “Company”) is being duly executed and filed by the undersigned, as an authorized person, in accordance with the provisions of Section 18-208 of the Delaware Limited Liability Company Act to amend and restate the original Certificate of Formation of the Company (the “Certificate”), which was filed on April 23, 2024 with the Secretary of State of the State of Delaware.

The Certificate is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is [●].

SECOND: The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company

[Signature Page Follows]

IN WITNESS THEREOF, the undersigned, being an authorized person of the Company, has executed and acknowledged this Amended and Restated Certificate of Formation as of the [●]rd day of [●], 2024.

[●]
Authorized Person

(Signature Page to A&R Certificate of Formation)

Exhibit H

FORM OF RESTATED LIMITED LIABILITY COMPANY AGREEMENT

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

[●]

This Amended and Restated Limited Liability Company Agreement (this “LLC Agreement”) of [●], a Delaware limited liability company (the “Company”), is entered into as of [●], 2024, by [●], a Delaware corporation, as the sole member of the Company (the “Managing Member”).

RECITALS

WHEREAS, the Company was formed on April 23, 2024, bearing the name Radiate Merger Sub II, LLC, as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18 101, et seq.), as amended from time to time (the “Act”);

WHEREAS, on April 23, 2024, the Company and the Managing Member entered into a Limited Liability Company Agreement of the Company (the “Initial LLC Agreement”); and

WHEREAS, the Managing Member desires to amend and restate the Initial LLC Agreement in its entirety to reflect the terms and provisions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby established, the Managing Member hereby agrees as follows:

AGREEMENT

1. Formation. The Company was formed and hereby continues as a Delaware limited liability company under and pursuant to the Act. An “authorized person” of the Company within the meaning of the Act executed, delivered and filed the Certificate of Formation of the Company (as amended and or restated from time to time, the “Certificate”) with the Secretary of State of the State of Delaware on April 23, 2024, such filing being hereby ratified and approved in all respects. Upon the filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, such individual’s powers as an “authorized person” of the Company ceased, and the Managing Member and each officer of the Company thereupon became a designated “authorized person” of the Company and shall each continue as a designated “authorized person” of the Company within the meaning of the Act. The Managing Member or any officer of the Company, as an “authorized person” of the Company within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware.

2. Name. The name of the Company is “[●]”.

3. Purpose of the Company. The principal business activity and purpose of the Company is to engage in any business or activity that is not prohibited by the Act or any other applicable law. The Company, and the Managing Member on behalf of the Company, shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

4. Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the registered office set forth in the Certificate or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the registered agent named in the Certificate or such other person or persons as the Managing Member may designate from time to time in the manner provided by law. The principal office of the Company shall be at 18575 Jamboree Rd. Suite 275-S, Irvine, CA 92612 or at such other location as the Managing Member may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there.

5. Term. The existence of the Company commenced on the date the Certificate of Formation of the Company was filed with the office of the Secretary of State of the State of Delaware and shall continue in perpetuity until cancellation of the Certificate as provided in the Act.

6. Managing Member. The name and the mailing address of the Managing Member is identified on Exhibit A attached hereto. The Managing Member was admitted to the Company as a member of the Company, effective as of the date of the Initial LLC Agreement, and hereby continues as a member of the Company. The Managing Member owns one hundred percent of the limited liability company interests in the Company. The Managing Member may contribute capital to the Company in such amounts and at such times as the Managing Member may deem appropriate.

7. Management by Member.

(a) Authority; Powers and Duties of the Managing Member. All management powers over the business and affairs of the Company shall be exclusively vested in the Managing Member, and the Managing Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Managing Member shall constitute the act of and serve to bind the Company. The Managing Member shall have all rights and powers of a manager under the Act, and shall have such authority, rights, and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient, or advisable to effectuate the purposes of this LLC Agreement. The Managing Member may act (i) through written consents and (ii) through any person or persons to whom authority and duties have been delegated pursuant to Section 7(b) of this LLC Agreement.

(b) Election of Officers. The Managing Member may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Delaware or a member of the Company. Any officers so designated shall have such authority and perform such duties as the Managing Member may, from time to time, delegate to them. The Managing Member may assign titles to particular officers. Unless the Managing Member otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Managing Member. Each officer shall hold office until such officer’s successor shall be duly designated and shall qualify or until such officer’s earlier death, resignation or removal. Any number of offices may be held by the same individual. Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Managing Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managing Member.

(c) Business Ventures. The Managing Member may at any time and from time to time engage in and own interests in other business ventures of any and every type and description, independently or with others (including ones in competition with the Company) with no obligation to offer to the Company the right to participate therein.

(d) Officer Duties. Each officer of the Company shall, to the fullest extent permitted by the Act, have no duties of any kind or nature (at law, in equity, under this LLC Agreement or otherwise, including any fiduciary duties or any similar duties) to the Company, to the Managing Member, to any creditor of the Company or to any other person; provided that the implied contractual covenant of good faith and fair dealing shall be applicable only to the limited extent as required by the Act. The provisions of this LLC Agreement, to the extent that they restrict the duties and liabilities of the officers of the Company otherwise existing at law or in equity or by operation of the preceding sentence, are agreed by the Managing Member to replace such duties and liabilities of such officer of the Company.

8. Liability of Managing Member. Except to the extent provided in the Act, the debts, obligations and liabilities of the Company, whether arising in tort, contract or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Managing Member shall not be liable for any such debt, obligation or liability of the Company solely by reason of being a member or manager of the Company.

9. Indemnification. To the fullest extent permitted by law, none of the Managing Member or any officer shall have any personal liability whatsoever to the Company on account of the Managing Member’s or such officer’s status as a member, manager or officer of the Company or by reason of the Managing Member’s or such officer’s acts or omissions in connection with the conduct of the business of the Company. To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Managing Member, any officer and the person executing the Certificate (each an “Indemnitee” and collectively, the “Indemnitees”) against any and all losses, claims, damages, expenses and liabilities (including, but not limited to, any investigation, legal and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any action, suit, proceeding or claim) of any kind or nature whatsoever (collectively, “Indemnifiable Amounts”) that any Indemnitee may at any time become subject to or liable for by reason of the formation, operation, dissolution or termination of the Company, the Managing Member’s acting as a member under this LLC Agreement or the authorized actions of any Indemnitee in connection with the conduct of the affairs of the Company (including, without limitation, indemnification against negligence, gross negligence or breach of duty) (each, an “Action”). The Company may, at the election of the Managing Member in its sole discretion, pay in advance of the final disposition of such Action any Indemnifiable Amounts to an Indemnitee if such Indemnifiable Amounts will be incurred in connection with any Action described in this Section 9. The contract rights to indemnification and to the advancement of Indemnifiable Amounts conferred in this Section 9 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Managing Member or otherwise.

10. Units. The limited liability company interests in the Company are represented by units of interest (“Units”). As of the date hereof, there shall be 100 Units. The attributes of each Unit as to the other Units shall be identical. The Units shall not be certificated. Each person or entity listed on Exhibit A attached hereto on the date hereof hereby continues as a member of the Company and was issued the number of Units set forth opposite its name on Exhibit A attached hereto upon its admission as a member of the Company

11. Distributions. Distributions shall be made at the time and in the aggregate amounts determined by the Managing Member. Notwithstanding any provision to the contrary contained in this LLC Agreement, the Company shall not make a distribution to the Managing Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of the Managing Member; (b) at any time there are no members of the

Company unless the Company is continued in accordance with the Act; or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

13. Allocation of Profits and Losses. For so long as the Managing Member is the sole member of the Company, the Company’s profits and losses shall be allocated solely to the Managing Member.

14. Amendments. The terms and provisions of this LLC Agreement may be modified or amended at any time and from time to time with the written consent of the Managing Member.

15. Admission of Additional or Substitute Members. One or more additional members or substitute members of the Company may be admitted to the Company with the written consent of the Managing Member and upon such terms (including with respect to participation in the management, profits, losses and distributions of the Company) as may be determined by the Managing Member.

16. Transfer. A member may transfer its limited liability company interests in the Company with the written consent of the Managing Member. Notwithstanding Section 15, if a member shall transfer all of its limited liability company interest in the Company, such transferee shall automatically be admitted as a member of the Company and the transferor shall automatically cease to be a member of the Company immediately following such admission.

17. Governing Law. This LLC Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

18. Counterparts. This LLC Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

19. Severability. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

* * * * *

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this LLC Agreement as of the date and year first written above.

MANAGING MEMBER:

[●]

By:
Name: [●] Title: [●]

(Signature Page to A&R LLC Agreement)

Exhibit A

Managing Member

Address	Managing Member	No. of Units
6707 Winchester Circle, Suite 400 Boulder, CO 80301	[●]	100

Exhibit I

FORM OF COMPANY CHARTER AMENDMENT

CERTIFICATE OF AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ONKURE, INC.

OnKure, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1. The name of the Corporation is OnKure, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 29, 2011.

2. This Certificate of Amendment to the Corporation’s Fourth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law.

3. The Corporation’s Fourth Amended and Restated Certificate of Incorporation is hereby amended to add the following paragraph to Section 2 of Part B of Article Fourth as a new Section 2.4 of Part B of Article Fourth:

“2.4. Consideration Payable to Stockholders in Connection with Certain Merger. Notwithstanding anything to the contrary set forth in this Certificate of Incorporation (including in this Section 2), (i) upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated on or about May 10, 2024, by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent, and the Corporation (as such agreement may be amended and/or restated from time to time, the “Merger Agreement”), the holders of shares of Common Stock and Preferred Stock shall not be entitled to receive or be required to accept any consideration on account of such shares as provided in the other sections of this Certificate of Incorporation, but shall only be entitled to receive or be required to take such consideration in accordance with the terms and subject to the conditions of the Merger Agreement and (ii) the Corporation shall not be required to send any notices to the holders of capital stock of the Corporation pursuant to any provision of this Certificate of Incorporation or the Bylaws of the Corporation in connection with any transaction contemplated by the Merger Agreement.”

* * *

IN WITNESS WHEREOF, this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation, has been executed by a duly authorized officer of the corporation on [●], 2024.

ONKURE, INC.

By:
Name:
Title:

Schedule 3.1(a)(i)

1.

Citadel Multi-Strategy Equities Master Fund Ltd. (“CEMF”) shall receive an aggregate number of shares of Parent Class A Common Stock as Merger Consideration such that, following the consummation of the Mergers, the Pre-Closing Financing and the Concurrent Financing, and taking into account any securities issued pursuant to the foregoing, CEMF together with other downstream affiliates of Citadel Advisors LLC collectively holds no greater than 8.4% of the total number of shares of Parent Class A Common Stock issued and outstanding (the “CEMF VCS Limitation”). The balance of any Merger Consideration otherwise payable to CEMF shall be payable in the form of Parent Class B Common Stock. For the avoidance of doubt, the number of shares of Parent Class A Common Stock and Parent Class B Common Stock payable to CEMF pursuant to the foregoing shall be equal to the number of shares of Parent Class A Common Stock as Merger Consideration as would have otherwise been payable if not for the CEMF VCS Limitation.

ANNEX B: PROPOSED AMENDED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RENEO PHARMACEUTICALS, INC.

Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that:

ONE: The date of filing of the Company’s original certificate of incorporation with the Delaware Secretary of State was September 22, 2014.

TWO: The Amended and Restated Certificate of Incorporation of the Company, is hereby amended and restated to read in its entirety as follows:

I.

The name of this corporation is OnKure Therapeutics, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801 and the name of its registered agent at such address is National Registered Agents, Inc.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. General

The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is [●] shares. [●] shares shall be Common Stock, each having a par value of $0.0001, of which [●] shares of Common Stock are designated as a series denominated as Class A Common Stock (the “Class A Common Stock”) and [●] shares of Common Stock are designated as a series denominated as Class B Common Stock (the “Class B Common Stock”). [●] shares shall be Preferred Stock, each having a par value of $0.0001.

Effective upon the filing and effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”) each share of the Company’s Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically, and without further action by any stockholder, be reclassified as one (1) share of Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the Company’s Common Stock shall from and after the Effective Time be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

B. Common Stock

(a)

Except as expressly set forth in this Article IV with respect to voting rights and conversion rights only, the Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock. If the Company in any manner subdivides or combines the shares of Class A Common Stock, then the shares of Class B Common Stock will be subdivided or combined in the same proportion and manner, and if the Company in any manner subdivides or combines the shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner. Unless a holder of Class B Common Stock requests for shares of Class B Common Stock held by such holder to be certificated, shares of Class B Common Stock shall not be certificated and shall be held in book-entry form on the books and records of the Company.

(b)

The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock pursuant to this Article IV, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. For the avoidance of doubt, no share of Class B Common Stock shall be converted into a share of Class A Common Stock except in accordance with this Article IV.

(c)

Each share of Class A Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders. Except as (and only to the extent) otherwise required by applicable law, the holders of the Class B Common Stock shall have no voting rights, and Class B Common Stock shall not entitle the holder thereof to vote on any matter, including the election of directors, at any time.

(d)

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(e)

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

(f)

i.

Subject to the terms of this clause (f) of Section B of this Article IV, shares of Class B Common Stock shall be convertible into a corresponding number of fully paid and nonassessable shares of Class A Common Stock upon written notice by the holder thereof. Notwithstanding anything to the contrary herein, no holder of Class B Common Stock shall be entitled to receive, and the Company shall not deliver to any such holder, any Class A Common Stock upon conversion of the Class B Common Stock to the extent (but only to the extent) that, after such receipt, such converting holder and its Affiliates (together, the “Related Holders”) would beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock in excess of the Beneficial Ownership Limitation Percentage (as defined below) (this provision, the “Beneficial Ownership Limitation”). For the avoidance of doubt, in the event that the Related Holders beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage without taking into account the conversion of Class B Common Stock, then none of the Class B Common Stock shall be convertible into shares of Class A Common Stock until such time as the Related Holders no longer beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the

Beneficial Ownership Limitation Percentage. The “Beneficial Ownership Limitation Percentage” means initially 9.9% of the then-outstanding shares of Class A Common Stock. Any holder of Class B Common Stock may increase the Beneficial Ownership Limitation Percentage with respect to such holder upon 61 days’ prior written notice to the Company (but, prior to the Restriction Lapse Date, not above 9.9% of the then-outstanding shares of Class A Common Stock) and may decrease the Beneficial Ownership Limitation Percentage at any time upon providing written notice of such election to the Company; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation Percentage with respect to such holder unless all holders managed by the same investment advisor as such electing holder make the same election.

ii.

Before any holder shall be entitled to exchange any shares of such Class B Common Stock pursuant to Section B of this Article IV, such holder shall give written notice to the Company at its principal corporate office of the election to exchange the same and shall state therein the name or names in which the shares of Class A Common Stock are to be issued. Any conversion notice provided by a converting holder under this Section B of this Article IV shall constitute the converting holder’s acknowledgement and confirmation to the Company that (i) the acquisition of the shares of Class A Common Stock sought in the conversion notice will not result in Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of more shares of Class A Common Stock than permitted by the Beneficial Ownership Limitation and (ii) any Class A Common Stock to which the converting holder would be entitled but for the Beneficial Ownership Limitation will remain Class B Common Stock.

iii.

For purposes of determining the number of outstanding shares of Class A Common Stock a holder may acquire upon the conversion of Class B Common Stock without exceeding the Beneficial Ownership Limitation Percentage, such holder may rely on the on the number of outstanding shares of Class A Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the U.S. Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the transfer agent for the Class A Common Stock, if any, setting forth the number of shares of Class A Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a conversion notice from a holder at a time when the actual number of outstanding shares of Class A Common Stock is less than the Reported Outstanding Share Number, the Company shall notify such holder in writing of the number of shares of Class A Common Stock then outstanding and, to the extent that such conversion notice would otherwise cause such holder’s beneficial ownership, as determined pursuant to Section B of this Article IV, to exceed the Beneficial Ownership Limitation Percentage, such holder must notify the Company of a reduced number of shares of Class A Common Stock to be delivered pursuant to such conversion notice. The Company shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (unless shares of Class A Common Stock are uncertificated, or such holder requests for such shares to be entered in book-entry form). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such conversion notice, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to Section B of this Article IV shall be retired by the Company and shall not be available for reissuance.

iv.

Any purported delivery of shares of Class A Common Stock upon conversion of Class B Common Stock shall be void ab initio and shall have no effect to the extent (but only to the extent) that such delivery would result in the Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of more shares of Class A Common Stock than permitted by the Beneficial Ownership Limitation Percentage. To the extent that any portion of a purported delivery is void ab initio (the “Voided Excess Stock”), the Class A Common Stock constituting the Voided Excess Stock shall thereafter represent only the right to receive a number of Class B Common Stock equal to the Voided Excess Stock. As soon thereafter as practicable, the Company and the holder will cooperate to exchange Class A Common Stock constituting the Voided Excess Stock for an equal number of shares of Class B Common Stock.

v.

“Restriction Lapse Date” means the date that the original recipient of Class B Common Stock (the “Original Recipient”) issued Class B Common Stock as merger consideration pursuant to that certain Agreement and Plan of Merger dated on or about May _, 2024, by and among the Company, Radiate Merger Sub I, Inc., Radiate Merger Sub II, LLC, and OnKure, Inc., as it may be amended from time to time, and the Original Recipient’s Affiliates cease to hold any shares of Class B Common Stock.

vi.

No part of this Section B of Article IV relating to the Class B Common Stock (including, for the avoidance of doubt, this paragraph) shall be waived, altered, amended or repealed (whether by merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion or otherwise) without the unanimous vote of the holders of the outstanding shares of Class B Common Stock.

C. Preferred Stock

(a)

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(b)

Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

D. Increase or Decrease. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding and/or required to be reserved by the terms of this Amended and Restated Certificate of Incorporation) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

E. Definitions. For purposes of this Article IV, the following definitions shall apply:

(a)

“Affiliate” shall mean, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund or account or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person whether through the ownership of voting securities, by contract or otherwise.

(b)	“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association, government agency or political subdivision thereof or other entity.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class.

D. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Amended and Restated Bylaws of the Company (the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

F. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

G. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action shall be taken by the stockholders of the Company by written consent or electronic transmission.

H. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws.

VI.

A. The liability of a director of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the Company; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Restated Certificate.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock that may be designated from time to time, subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of this Restated Certificate.

IX.

A. The personal liability of an officer of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as an officer shall be eliminated to the fullest extent under the DGCL as the same exists or as may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article IX shall only be prospective and shall not affect the rights or protections or increase the liability of any officer under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability.

* * * *

THREE: This Amended and Restated Certificate of Incorporation has been duly adopted and approved by the Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the DGCL.

[Signature page follows]

IN WITNESS WHEREOF, Reneo Pharmaceuticals, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer this [●] date of [●], 20[●].

RENEO PHARMACEUTICALS, INC.

GREGORY J. FLESHER
President and Chief Executive Officer

ANNEX C: PROPOSED AMENDED BYLAWS

AMENDED AND RESTATED

BYLAWS

OF

ONKURE THERAPEUTICS, INC.

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of OnKure Therapeutics, Inc. (the “corporation”) in the State of Delaware shall be fixed in the corporation’s certificate of incorporation, as the same may be amended from time to time (the “Certificate of Incorporation”).

Section 2. Other Offices. The corporation may at any time establish other offices.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors of the corporation (the “Board of Directors”) may adopt or alter a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the corporation’s principal executive office.

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these Amended and Restated Bylaws (the “Bylaws”), the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the corporation’s notice of meeting of stockholders (or any supplement thereto); (ii) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the total number of authorized directors; (iii) as may be provided in the certificate of designations for any class or series of Preferred Stock; or (iv) by any stockholder of the corporation who (A) is a stockholder of record at the time of giving the stockholder’s notice contemplated by Section 5 of these Bylaws, (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting, (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting, (D) is a stockholder of record at the time of the annual meeting, and (E) complies with the notice procedures set forth in this Section 5 of these Bylaws. For the avoidance of doubt, clause (iv) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(i) For nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given written notice to the Secretary of the corporation (the “Secretary”) at the principal executive offices of the corporation on a timely basis and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice must set forth as to each nominee such stockholder proposes for election as a director: (A) the name, age, business address and residence address of such nominee; (B) the principal occupation or employment of such nominee; (C) the class and number of shares of each class of capital stock of the corporation which are held of record or beneficially owned by such nominee and any (1) Derivative Instruments (as defined below) held or beneficially owned by such nominee, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument and (2) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such nominee with respect to the corporation’s securities; (D) with respect to each nominee for election or re-election to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 5(e) of these Bylaws; (E) all information concerning such nominee that is required to be disclosed in connection with solicitation of proxies for the contested election of directors, or that is otherwise required, in each case pursuant to Section 14 of the 1934 Act; (F) such nominee’s written consent (1) to being named as a nominee of such stockholder, (2) to being named in the corporation’s form of proxy pursuant to Rule 14a-19 under the 1934 Act (“Rule 14a-19”) and (3) to serving as a director of the corporation if elected; (G) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such nominee has, or has had within the past three years, with any person or entity other than the corporation (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the corporation (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and (H) a description of any other material relationships between such nominee and such nominee’s respective affiliates and associates, or others acting in concert with them with respect to the nomination, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them with respect to the nomination, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such nominee were a director or executive officer of such registrant. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) For business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) of these Bylaws, and must update and supplement such written notice on a timely basis as set forth in Section 5(c) of these Bylaws. Such stockholder’s notice must set forth as to each matter such stockholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting;

(2) the text of the proposal or business including the text of any resolutions proposed for consideration (and, if applicable, the text of any proposed amendment to these bylaws); (3) the reasons for conducting such business at the meeting; (4) any material interest in such business of any Proponent (as defined below); and (5) all agreements, arrangements and understandings between any Proponent and any other persons (including their names) in connection with the proposal of such business by such stockholder.

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) of these Bylaws must be received by the Secretary at the principal executive offices of the corporation not later than 5:00 p.m., Mountain Time, on the 90th day and no earlier than 8:00 a.m., Mountain Time, on the 120th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the corporation’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent); provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that no annual meeting of stockholders was held in the preceding year, or the date of the annual meeting for the current year is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received by the Secretary not earlier than 8:00 a.m., Mountain Time, on the 120th day prior to such annual meeting and not later than 5:00 p.m., Mountain Time, on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall an adjournment, rescheduling, postponement or other delay of an annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i), Section 5(b)(ii) or Section 6(c) of these Bylaws shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books, and of their respect affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business; (B) for each class or series, the number of shares of the corporation’s capital stock that are, directly or indirectly, owned beneficially or held of record by each Proponent or their respective affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business; (C) any agreement, arrangement or understanding (whether oral or in writing) between any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any Proponent in connection with the proposal of such nomination or other business; (D) a representation and undertaking that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation’s capital stock as of the date of the submission of the notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting; (E) a representation and undertaking as to whether any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business intends, or is part of a group that intends, to (1) deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of the corporation’s then-outstanding stock required to elect such nominee or nominees or to approve or adopt such proposal, as applicable (which representation and undertaking must include a statement as to whether any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business intends to solicit the requisite percentage of the voting power of the corporation’s capital stock under Rule 14a-19), or (2) otherwise solicit proxies from stockholders in support of such proposal or nomination; (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; (G) any (1) Derivative Instruments (as defined below), including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument, and (2) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, any Proponent or any affiliate or associate thereof; (H) any other information relating to each Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; (I) such other information relating to any proposed item of business as the corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action; (J) any material relationship between any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business, on the one hand, and the corporation or any of its officers, directors or affiliates, on the other hand; (K) any material pending or threatened legal proceeding in which any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is a party or material participant involving the corporation or any of its officers, directors or affiliates; (L) any direct or indirect interest of any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business in any contract with the corporation, any affiliate of the corporation or any principal competitor (as defined below) of the corporation (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement); (M) any significant equity interests or any Derivative Instruments in any principal competitor of the corporation that are held by any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business; (N) any performance-related fees (other than an asset-based fee) that any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is entitled to based on any increase or decrease in the value of the corporation’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household; (O) any proportionate interest in the corporation’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership; (P) any rights to dividends on the corporation’s securities owned beneficially by any Proponent or any affiliate or associate thereof or others acting in concert therewith in connection with the proposal of such nomination or other business that are separated or separable from the underlying security; and (Q) any proxy, contract, arrangement, understanding or relationship pursuant to which any Proponent or any affiliate or associate thereof or others acting in concert therewith has a right to vote any shares of any security of the corporation.

For purposes of Sections 5 and 6 of these Bylaws, a “Derivative Instrument” means any agreement, arrangement, interest or understanding that has been entered into by, or on behalf or for the benefit of, any Proponent or any affiliates or associates thereof, or others acting in concert therewith in connection with the proposal of such nomination or other business, with respect to the corporation’s securities which agreement, arrangement, interest or understanding may include, without limitation and regardless of the form of settlement, any forward, future, option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short or long position, profit interest, hedging transaction, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares.

(c) In addition to the requirements of Sections 5(a) and (b) of these Bylaws, to be timely, a stockholder’s written notice (and any additional information submitted to the corporation in connection therewith) must be further updated and supplemented (A) if necessary, so that the information provided or required to be provided in such notice is true and correct as of (i) the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and (ii) the date that is 10 business days prior to the annual meeting and, in the event of any adjournment, rescheduling, postponement or other delay thereof, 10 business days prior to such adjourned, rescheduled, postponed or otherwise delayed meeting; and (B) to provide any additional information that the corporation may reasonably request. In the case of an update and supplement or additional information (including if requested pursuant to the final sentence of Section 5(b)(i) of these Bylaws), such update and supplement or additional information must be received by the Secretary at the principal executive offices of the corporation (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the corporation, or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and, in the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than eight business days prior to the date for the annual meeting, and, in the event of any adjournment, rescheduling, postponement or other delay thereof, eight business days prior to such adjourned, rescheduled, postponed or otherwise delayed meeting. No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a Proponent nominating individuals for election as a director will provide the corporation with reasonable evidence that such Proponent has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the corporation with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the corporation and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these Bylaws shall not limit the corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these Bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these Bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 5 or Section 6 of these Bylaws solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(d) Notwithstanding anything in Section 5(b)(iii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with these Bylaws, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than 5:00 p.m., Mountain Time, on the 10th day following the day on which such public announcement is first made by the corporation.

(e) To be eligible to be a nominee for election as a director of the corporation pursuant to a nomination under clause (iii) of Section 5(a) or Section 6(c) of these Bylaws, such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 5(b)(iii), 5(d), or 6(c) of these Bylaws, as applicable) to the Secretary at the principal executive offices of the corporation (A) a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and (B) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the corporation, will act or vote on any issue or question that has not been previously disclosed to the corporation; (ii) is not and will not become a party to any Third-Party Compensation Arrangement that has not been previously disclosed to the corporation; (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines and other policies and guidelines of the corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide such proposed nominee all such policies and guidelines then in effect); and (iv) intends to serve a full term on the Board of Directors.

(f) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(g) No person will be eligible to be nominated by a stockholder for election as a director of the corporation, or to be seated as a director of the corporation, unless nominated and elected in accordance with the applicable procedures set forth in this Section 5 or Section 6 of these Bylaws. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 5. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with any representations made pursuant to these Bylaws, to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received and counted for purposes of determining a quorum.

(h) Notwithstanding anything to the contrary in this Section 5 or Section 6 of these Bylaws, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the corporation and counted for purposes of determining a quorum. For purposes of this Section 5 or Section 6 of these Bylaws, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(i) Notwithstanding anything to the contrary in the foregoing provisions of this Section 5 or Section 6 of these Bylaws, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 5 or Section 6 of these Bylaws. Any references in these Bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 5 or Section 6 of these Bylaws. Compliance with clause (iv) of Section 5(a) of these Bylaws is the exclusive means for a stockholder to make nominations or submit other business at an annual meeting (other than as provided in Section 5(i) of these Bylaws), and compliance with clause (ii) of Section 6(c) of these Bylaws is the exclusive means for a stockholder to make nominations at a special meeting.

(j) Notwithstanding anything to the contrary in this Section 5, the notice requirements set forth in these Bylaws with respect to the proposal of any business pursuant to this Section 5 or Section 6 of these Bylaws will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the corporation in compliance with Rule 14a-8 under the 1934 Act and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these Bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the corporation’s proxy statement any nomination of a director or any other business proposal.

(k) For purposes of Sections 5 and 6 of these Bylaws,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means as is reasonably designed to inform the public or stockholders of the corporation in general of such information, including, without limitation, posting on the corporation’s investor relations website;

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”); and

(iii) “principal competitor” shall mean any entity that develops or provides products or services that compete with or are alternatives to the principal products developed or produced or services provided by the corporation.

Section 6. Special Meetings.

(a) Subject to the terms of any series of Preferred Stock, special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote as of the applicable record date, in accordance with the provisions of Section 7 of these Bylaws. The notice of a special meeting shall include the purpose for which the meeting is called. No business may be transacted at such special meeting otherwise than specified in the notice of meeting. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 6(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the total number of authorized directors; or (ii) by any stockholder of the corporation who (A) is a stockholder of record at the time of giving the stockholder’s notice contemplated by this Section 6(c), (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting, (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting, (D) is a stockholder of record at the time of the special meeting, and (E) complies with the notice procedures set forth in this Section 6. For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 6(c), the stockholder’s notice must be received by the Secretary at the principal executive offices of the corporation no earlier than 8:00 a.m., Mountain Time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Mountain Time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary pursuant to this Section 6(c) must comply with the applicable notice requirements of Sections 5(b)(i), 5(b)(iv) and 5(c) of these Bylaws and the other applicable provisions of Section 5 of these Bylaws, with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 6(c).

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the applicable record date, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is deemed given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote as of the applicable record date shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time, whether or not quorum is present, either by the chairman of the meeting or by the vote of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication) to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 39 of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the corporation to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the effect provided for in Section 217(b) of the DGCL.

Section 12. List of Stockholders. The corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Action Without Meeting. Subject to the rights of holders of any preferred stock of the corporation, no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, unless the Board of Directors has selected a different person to serve as chairman of the meeting, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, if applicable, the Lead Independent Director (as defined below), or, if the Lead Independent Director is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote at such meeting, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the DGCL or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the

Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Section 17, each director shall serve until the end of his or her term, or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred or until such director’s successor shall have been elected and qualified or such director’s earlier death, removal or resignation.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the corporation, and such resignation may specify whether it will be effective at a particular time or date or an effective time or date determined upon the happening of an event or events. If no such specification is made, it shall be deemed effective at the time of delivery to the corporation. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b) Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors, voting together as a single class.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

(c) Meetings by Electronic Communications Equipment. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any member of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors or of any committee or subcommittee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee or subcommittee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 44 of these Bylaws for which a quorum shall be one-third of the Whole Board, a quorum of the Board of Directors shall consist of a majority of the Whole Board; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors or of any committee or subcommittee thereof may be taken without a meeting, if all members of the Board of Directors or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 23 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, such writing or writings or transmission or transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee or subcommittee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee or subcommittee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

(d) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or subcommittee or terminate the existence of a committee or subcommittee. The membership of a committee or subcommittee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee or subcommittee member and the Board of Directors may fill any committee or subcommittee vacancy created by death, resignation, removal or increase in the number of members of the committee or subcommittee. The Board of Directors may designate one or more directors as alternate members of any committee or subcommittee, who may replace any absent or disqualified member at any meeting of the committee or subcommittee, and, in addition, in the absence or disqualification of any member of a committee or subcommittee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(e) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee or subcommittee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee or subcommittee, and when notice thereof has been given to each member of such committee or subcommittee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee or subcommittee may be held at any place which has been determined from time to time by such committee or subcommittee, and may be called by any director who is a member of such committee or subcommittee, upon notice to the members of such committee or subcommittee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. Notice of any special meeting of any committee or subcommittee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee or subcommittee, a majority of the authorized number of members of any such committee or subcommittee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Section 26. Duties of Chairman of the Board of Directors. Unless otherwise provided by resolution of the Board of Directors, the Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director (“Lead Independent Director”) to serve until replaced by the Board of Directors. The Lead Independent Director will: with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer or director directed to do so by the Chairman, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may

also appoint, or empower any officer to appoint, one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation. Each officer of the corporation shall have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by these Bylaws or by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

(b) Duties of Chief Executive Officer. Unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. Unless otherwise provided by resolution of the Board of Directors, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of delegation, may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the corporation. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time (including a time determined by the happening of a future event) is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any duly authorized committee of the Board of Directors or by the Chief Executive Officer or by other officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Section 35. Voting of Securities Owned by the Corporation. The Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of the corporation or any other person authorized by the Board of Directors or the Chief Executive Officer, the President or a Vice President, is authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the corporation in accordance with the governing documents of any entity or entities, standing in the name of the corporation, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Certificates for the shares of stock of the corporation, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by any two officers of the corporation, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. Except as provided in this Section 37, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. Notwithstanding the foregoing, a new certificate or certificates or uncertificated shares shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates or uncertificated shares, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 39(a) at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

DIVIDENDS

Section 41. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for any other proper purpose, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX

FISCAL YEAR

Section 43. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

ARTICLE X

INDEMNIFICATION

Section 44. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding (or part thereof) was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d). To the extent that a present or former director or officer (for purposes of this Section 44(a) only, as such term is defined in Section 145(c)(1) of the DGCL) of the corporation has been successful on the merits or otherwise in defense of any proceeding described in this Section 44, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any proceeding described in this Section 44(a), or in defense of any claim, issue or matter therein.

(b) Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether indemnification shall be given to any such person (except for officers) or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or while serving as a director or officer of the corporation is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding; provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 44 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 44, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 44 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 44 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 44 or otherwise shall be on the corporation.

(e) Limitation on Indemnification. Subject to the requirements in Section 44(a) of these Bylaws and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article X in connection with any proceeding (or any part of any proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, in either case as required under any claw-back or compensation recovery policy adopted by the corporation, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the 1934 Act and/or the 1934 Act (including, without limitation, any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements); or

(iv) if prohibited by applicable law.

(f) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(g) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or officer, or, if applicable, employee or other agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(h) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 44.

(i) Amendments. Any repeal or modification of this Section 44 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(j) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 44 that shall not have been invalidated, or by any other applicable law. If this Section 44 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under any other applicable law.

(k) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 44 with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

(iv) References to a “director,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 44.

ARTICLE XI

NOTICES

Section 45. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings shall be given in the manner set forth in the DGCL.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws, or by overnight delivery service, facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person With Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation. This Section 45(f) shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

(g) Waiver. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or the Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE XII

AMENDMENTS

Section 46. Amendments. Subject to the limitations set forth in Section 44(i) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIII

LOANS TO OFFICERS OR EMPLOYEES

Section 47. Loans to Officers or Employees. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XIV

MISCELLANEOUS

Section 48. Forum.

(a) Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the corporation; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation, to the corporation or the corporation’s stockholders; (iii) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws of the corporation (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws of the corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the corporation or any current or former director, officer or other employee of the corporation, governed by the internal-affairs doctrine or otherwise related to the corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section 48 of Article XIV shall not apply to claims or causes of action brought to enforce a duty or liability created by the 1933 Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

(b) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

(c) Any person or entity holding, owning or otherwise acquiring any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of these Bylaws.

Section 49. Construction. Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these Bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

Section 50. Severability. Any determination that any provision of these Bylaws is for any reason illegal, ineffective, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from these Bylaws, and such illegal, ineffective, unenforceable or void provision of these Bylaws shall be replaced with a legal, effective, enforceable and valid provision that most accurately reflects the corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, ineffective, unenforceable or void provision and shall not affect or invalidate any other provision of these Bylaws. In the event the court declines to replace such illegal, ineffective, unenforceable or void provision of these Bylaws, these Bylaws should be construed to give effect to all remaining terms. The balance of these Bylaws shall be enforceable in accordance with its terms.

ANNEX D: FORM OF RENEO SUPPORT AGREEMENT

RENEO PHARMACEUTICALS, INC.

PARENT SUPPORT AGREEMENT

THIS PARENT SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2024 is made by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), OnKure, Inc., a Delaware corporation (the “Company”), and the undersigned holder (the “Stockholder”) of shares of capital stock (the “Shares”) of Parent.

WHEREAS, Parent, Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”) with the Company surviving as a wholly-owned subsidiary of Parent and as part of the same overall transaction, the merger of the surviving corporation of the First Merger with and into Merger Sub II (together with the First Merger, the “Mergers”) with Merger Sub II surviving as a wholly-owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder beneficially owns and has sole or shared voting power with respect to the number, class and series of Shares, and holds Parent Options and Parent RSUs to acquire the number, class and series of Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, the Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, the Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Parent or any adjournment or postponement thereof, the Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) all of the Shares and any New Shares (as such term is defined below) that Stockholder shall be entitled to so vote (the “Covered Shares”): (i) in favor of (A) all of the Parent Stockholder Proposals, (B) any matter that could reasonably be expected to facilitate the Mergers, the Concurrent PIPE Investment and the Transactions, and (C) against any Acquisition Proposals for the Parent, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impeded, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Mergers, the Concurrent PIPE Investment or the Transactions; and (ii) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held.

Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and its controlled Affiliates shall retain at all times the right to vote, respectively, the Covered Shares held by it or them in its and their sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Parent’s stockholders.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof or otherwise, (c) the mutual written agreement of the parties to terminate this Agreement, or (d) any amendment or change to the Merger Agreement that is effected without the Stockholder’s written consent in a manner adverse to the stockholders of the Parent.

3. Additional Acquisitions. The Stockholder agrees that any shares of capital stock or other equity securities of Parent that the Stockholder acquires or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Parent Options, the vesting of Parent RSUs, or otherwise, including by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the date the Parent receives the Required Parent Stockholder Approval, the Stockholder shall not, directly or indirectly, (a) create or allow to exist any Lien, other than Permitted Encumbrances (as such term is defined below), on the Covered Shares, (b) sell, assign (directly or indirectly), transfer, tender, pledge, exchange, gift, grant, or place in trust or otherwise dispose of, or offer to do any of the foregoing (each, a “Transfer”) any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, (c) deposit any Covered Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Covered Shares or grant any power of attorney with respect thereto (other than this Agreement), (d) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, or (e) take any action that would make any representation or warranty of the Stockholder contained herein materially untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Covered Shares or would otherwise prevent or disable the Stockholder from performing any of the Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make (1) Transfers by will or by operation of Law (including pursuant to a qualified domestic relations order or in connection with a divorce settlement), or other Transfers for estate-planning purposes, (2) with respect to the Stockholder’s Parent Options (and any Shares underlying such Parent Options) that expire on or prior to the Expiration Date, Transfers of Shares to Parent (or effecting a “net exercise” of a Parent Option) as payment for the (i) exercise price of the Stockholder’s Parent Options and (ii) taxes applicable to the exercise of the Stockholder’s Parent Options, (3) with respect to the Stockholder’s Parent RSUs, (i) transfers for the net settlement of the Stockholder’s Parent RSUs settled in Shares (to pay tax withholding obligations) or (ii) transfers for receipt upon settlement of the Stockholder’s Parent RSUs, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Stockholder as a result of such settlement, (4) if Stockholder is an entity, partnership or limited liability company, a Transfer to one or more equityholders, partners or members of Stockholder or to an affiliated person, corporation, trust or other entity controlling or under common control with Stockholder, including to any investment fund or other entity controlled or managed by the Stockholder or by the investment advisor of the Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed this Agreement, (5) Transfers of Covered Shares acquired in the Concurrent PIPE Financing, and (6) Transfers to which the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary Transfer of any Shares covered hereby shall occur (including a Transfer permitted by Section 4(1) or Section 4(4), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, and as a condition of receipt if such Transfer or sale, the transferee shall sign a written acknowledgement of such applicability or a joinder hereto.

5. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) If the Stockholder is an entity: (i) the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) the Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) the Stockholder is the record or beneficial owner of the number of Shares indicated opposite the Stockholder’s name on Schedule 1, and owns such shares, and will own any New Shares, free and clear of any Liens, other than any Liens that may exist pursuant to (i) this Agreement, (ii) applicable restrictions on transfer under the Securities Act, (iii) any risk of forfeiture with respect to any Shares or rights to acquire shares granted to the Stockholder under an employee benefit plan of Parent, (iii) as provided in Parent’s Certificate of Incorporation or Parent’s Bylaws (the foregoing, (i) – (iii), each being referred to as a “Permitted Encumbrance”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Covered Shares and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement, the arrangements referenced in the Merger Agreement, and customary arrangements with the Stockholder’s prime broker and/or custodian;

(d) the execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Covered Shares pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder is bound, or any Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Entity or regulatory authority, except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder;

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of the Stockholder, threatened against the Stockholder that would reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect; and

(h) the Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing, and has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Transactions.

The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Mergers or the Transactions. The Stockholder understands that the Stockholder (and not Parent, the Company, the Surviving Company or the Surviving Entity) shall be responsible for the Stockholder’s tax liability that may arise as a result of the Mergers or the Transactions. The Stockholder understands and acknowledges that the Company, Parent and each Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement. For purposes of this Agreement “beneficial ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

6. No Legal Actions. The Stockholder will not in its capacity as a stockholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any Action which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other support agreements to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Parent Board, constitutes a breach of any fiduciary duty of the Parent Board or any member thereof.

7. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond and without the necessity of proving actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

8. Directors and Officers. This Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of Parent and/or holder of Parent Options or Parent RSUs and not in the Stockholder’s capacity as a director, officer or employee of Parent or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Parent in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

10. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier of (a) the Expiration Date, (b) the End Date or (c) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that increases the amount, or changes the form, of consideration payable to any of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement, in each case in a manner that is adverse to Parent Stockholders. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

11. Further Assurances. The Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Transactions; provided that nothing contained in this Agreement shall require a Stockholder to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Covered Shares or (b) vote, or execute any consent with respect to, any Covered Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

12. Disclosure. The Stockholder hereby agrees that Parent and the Company may be required to publish and disclose in the Proxy Statement, any prospectus or any registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Transactions. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, the Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Mergers, the Merger Agreement or the other Transactions without the prior written consent of the Company and Parent, except as may be required by applicable Law (in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable), provided that the foregoing shall not limit or affect any actions taken by the Stockholder (or any affiliated officer or director of the Stockholder) that would be permitted to be taken by the Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable Law, regulation or legal process.

13. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission

(providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the Stockholder in accordance with Section 10.4 of the Merger Agreement as if the Stockholder’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

14. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

15. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16. No Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Parent who has executed an agreement substantially in the form of this Agreement with respect to the Covered Shares held or subsequently held by the Stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Parent. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. No waiver of any provision hereof by any party will constitute a waiver by any other party.

17. Applicable Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (a) of this Section 17, (c) waives any objection to laying venue in any such Action in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (e) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 13 of this Agreement.

18. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any right to trial by jury with respect to any Action, proceeding or counterclaim arising out of or relating to this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Parent, this Agreement, the Merger Agreement and the transactions contemplated in the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

21. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and the Stockholder.

22. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

23. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

24. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” will include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration payable under the Merger Agreement or (ii) change the Exchange Ratios, in the case of (i) and (ii), in a manner materially adverse to the Stockholder, or (b) have been agreed to in writing by the Stockholder.

25. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

(Signature Page to Parent Support Agreement)

EXECUTED as of the date first above written.

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

(Signature Page to Parent Support Agreement)

EXECUTED as of the date first above written.

ONKURE, INC.

By:
Name:
Title:

(Signature Page to Parent Support Agreement)

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Parent Common Stock	Parent Options	Parent Restricted Stock Unit Awards

ANNEX E: FORM OF ONKURE SUPPORT AGREEMENT

ONKURE, INC.

COMPANY SUPPORT AGREEMENT

THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of [●], 2024 is made by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), OnKure, Inc., a Delaware corporation (the “Company”), and the undersigned holder (the “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Parent, Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”) with the Company surviving as a wholly-owned subsidiary of Parent and as part of the same overall transaction, the merger of the surviving corporation of the First Merger with and into Merger Sub II (together with the First Merger, the “Mergers”) with Merger Sub II surviving as a wholly-owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder beneficially owns and has sole or shared voting power with respect to the number, class and series of Shares, and holds Company Options and Company RSUs to acquire the number, class and series of Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent to enter into the Merger Agreement, the Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent’s entering into the Merger Agreement, the Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), the Stockholder shall:

(a) whether at a meeting or by written consent, vote (or cause to be voted) all of the Shares and any New Shares (as such term is defined below) that Stockholder shall be entitled to so vote (the “Covered Shares”), in favor of (i) adopting and approving the Merger Agreement and the Transactions (including the Company Charter Amendment), (ii) any matter that could reasonably be expected to facilitate the Mergers and the Transactions, and (iii) against any Acquisition Proposals for the Company, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impeded, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Mergers or the Transactions;

(b) in furtherance of subsection (a), promptly following the declaration of effectiveness of the Registration Statement, but in any case within five (5) Business Days thereafter, take any action reasonably necessary to cause the Covered Shares held by the Stockholder to be voted in favor of the adoption and approval of the Merger Agreement and the Transactions (including the Company Charter Amendment), including the execution of the stockholder written consent in substantially the form attached hereto as Exhibit A (with any such modifications as may be reasonably requested by the officers of the Company); and

(c) at any meeting of the stockholders of the Company or any adjournment or postponement thereof, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum and at any such meeting, vote (or cause to be voted) all Covered Shares to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held.

Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and its controlled Affiliates shall retain at all times the right to vote, respectively, the Covered Shares held by it or them in its and their sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Company’s stockholders.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof or otherwise, (c) the mutual written agreement of the parties to terminate this Agreement or (d) any amendment or change to the Merger Agreement that is effected without the Stockholder’s written consent that changes either (i) the form of consideration payable to stockholders of the Company pursuant to the terms of the Merger Agreement, including, without limitation, changes to Section 3.1(a)(ii) of the Merger Agreement or any related defined terms used therein, or (ii) the Exchange Ratios, in each case in a manner adverse to the stockholders of the Company.

3. Additional Acquisitions. The Stockholder agrees that any shares of capital stock or other equity securities of the Company that the Stockholder acquires or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options, the vesting of Company RSUs or otherwise, including by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the date the Company receives the Company Stockholder Approval, the Stockholder shall not, directly or indirectly, (a) create or allow to exist any Lien, other than Permitted Encumbrances (as such term is defined below), on the Covered Shares, (b) sell, assign (directly or indirectly), transfer, tender, pledge, exchange, gift, grant, or place in trust or otherwise dispose of, or offer to do any of the foregoing (each, a “Transfer”) any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, (c) deposit any Covered Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Covered Shares or grant any power of attorney with respect thereto (other than this Agreement), (d) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title, or interest (including any right or power to vote to which the holder thereof may be entitled) to any Covered Shares, or (e) take any action that would make any representation or warranty of the Stockholder contained herein materially untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Covered Shares or would otherwise prevent or disable the Stockholder from performing any of the Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make (1) Transfers by will or by operation of Law (including pursuant to a qualified domestic relations order or in connection with a divorce settlement), or other Transfers for estate-planning purposes, (2) with respect to the Stockholder’s Company Options (and any Shares underlying such Company Options) that expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a “net exercise” of a Company Option) as payment for the (i) exercise price of the Stockholder’s Company Options and (ii) taxes applicable to the exercise of the Stockholder’s Company Options, (3) with respect to the Stockholder’s Company RSUs, transfers for the net settlement of the Stockholder’s Company RSUs settled in Shares (to pay tax withholding obligations), (4) if Stockholder is an entity, partnership or limited liability company, a Transfer to one or more equityholders, partners or members of Stockholder or to an affiliated person, corporation, trust or other entity controlling or under common control with Stockholder, including to any investment fund or other entity controlled or managed by the Stockholder or by the investment advisor of the Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed this Agreement, (5) Transfers of Covered Shares acquired in the Concurrent PIPE Financing, and (6) Transfers to which the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary Transfer of any Shares covered hereby shall occur (including a Transfer permitted by Section 4(1) or Section 4(4), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, and as a condition of receipt if such Transfer or sale, the transferee shall sign a written acknowledgement of such applicability or a joinder hereto.

5. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) If the Stockholder is an entity: (i) the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) the Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) the Stockholder is the record or beneficial owner of the number of Shares indicated opposite the Stockholder’s name on Schedule 1, and owns such shares, and will own any New Shares, free and clear of any Liens, other than any Liens that may exist pursuant to (i) this Agreement, (ii) applicable restrictions on transfer under the Securities Act, (iii) any risk of forfeiture with respect to any shares of Company Common Stock granted to the Stockholder under an employee benefit plan of the Company, (iv) as provided in the Company Charter and Company Bylaws and (v) restrictions imposed by the Company’s Amended and Restated Voting Agreement, dated March 24, 2023 (the “Voting Agreement”), the Company’s Amended and Restated Rights of First Refusal and Co-Sale Agreement, dated March 24, 2023 (the “ROFR”), the Stockholders’ Agreement, dated March 24, 2023 (the “Stockholders’ Agreement”) and the Amended and Restated Investors’ Right Agreement, dated March 24, 2023 (together with the Voting Agreement, the ROFR and the Stockholders’ Agreement, the “Shareholder Agreements”) (the foregoing, (i) – (v), each being referred to as a “Permitted Encumbrance”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Covered Shares, and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement, the Shareholder Agreements, the arrangements referenced in the Merger Agreement, and customary arrangements with the Stockholder’s prime broker and/or custodian;

(d) the execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his, her or its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Covered Shares pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder is bound, or any Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Entity or regulatory authority, except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder;

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of the Stockholder, threatened against the Stockholder that would reasonably be expected to prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect; and

(h) the Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing, and has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Mergers or the Transactions. The Stockholder understands that the Stockholder (and not Parent, the Company, the Surviving Company or the Surviving Entity) shall be responsible for the Stockholder’s tax liability that may arise as a result of the Mergers or the Transactions. The Stockholder understands and acknowledges that the Company, Parent and each Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

For purposes of this Agreement “beneficial ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

6. Waiver of Appraisal and Dissenters’ Rights. The Stockholder hereby waives, and agrees not to assert or seek to perfect, any rights of appraisal or rights to dissent from the Mergers that the Stockholder may have by virtue of ownership of the Covered Shares (including all rights under Section 262 of the DGCL).

7. No Legal Actions. The Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Action which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other support agreements to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

8. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond and without the necessity of proving actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

9. Directors and Officers. This Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company and/or holder of Company Options or Company RSUs and not in the Stockholder’s capacity as a director, officer or employee of the Company or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

11. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier of (a) the Expiration Date, (b) the End Date, or (c) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that decreases the amount, or changes the form, of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 11 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

12. Further Assurances. The Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Transactions; provided that nothing contained in this Agreement shall require a Stockholder to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Covered Shares or (b) vote, or execute any consent with respect to, any Covered Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

13. Disclosure. The Stockholder hereby agrees that Parent and the Company may be required to publish and disclose in the Proxy Statement, any prospectus or any registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Transactions. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, the Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Mergers, the Merger Agreement or the other Transactions without the prior written consent of the Company and Parent, except as may be required by applicable Law (in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable), provided that the foregoing shall not limit or affect any actions taken by the Stockholder (or any affiliated officer or director of the Stockholder) that would be permitted to be taken by the Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable Law, regulation or legal process.

14. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the Stockholder in accordance with Section 10.4 of the Merger Agreement as if the Stockholder’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

15. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

16. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17. No Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to the Covered Shares held or subsequently held by the Stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. No waiver of any provision hereof by any party will constitute a waiver by any other party.

18. Applicable Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (a) of this Section 18, (c) waives any objection to laying venue in any such Action in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (e) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 14 of this Agreement.

19. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any right to trial by jury with respect to any Action, proceeding or counterclaim arising out of or relating to this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

20. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, this Agreement, the Merger Agreement and the transactions contemplated in the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

21. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

22. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and the Stockholder.

23. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

24. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

25. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” will include such agreement as amended or modified as long as such amendments or modifications (a) do not

(i) change the form of consideration payable under the Merger Agreement or (ii) change the Exchange Ratios, in the case of (i) and (ii), in a manner materially adverse to the Stockholder, or (b) have been agreed to in writing by the Stockholder.

26. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Company Support Agreement

EXECUTED as of the date first above written.

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

EXECUTED as of the date first above written.

ONKURE, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Class A Common Stock	Shares of Company Series C Preferred Stock	Company Options exercisable for Class A Common Stock	Company RSUs with respect to Company Series C Preferred Stock

ANNEX F: FORM OF LOCK-UP AGREEMENT

F-1

LOCK-UP AGREEMENT

[●], 2024

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road

Suite 275-S

Irvine, CA 92612

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger, dated as of May 10, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Radiate Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”) and OnKure, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Lock-Up Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including (a) Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit and (c) Parent Common Stock or such other securities to be issued to the undersigned in connection with the Mergers, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) held by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of the Undersigned’s Shares or in cash;

(iii)

make any demand for, or exercise any right with respect to, the registration of the Undersigned’s Shares or any security convertible into or exercisable or exchangeable for the Undersigned’s Shares (other than such rights set forth in the Merger Agreement or Subscription Agreement, including the Registration Rights Agreement attached as an exhibit thereto); or

(iv)	publicly disclose the intention to do any of the foregoing described in clauses (i), (ii) and (iii) above.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)	if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic

F-2

partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, (D) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (E) to any corporation, partnership or other entity, in each case, all of the beneficial ownership interests of which are held by the undersigned or a Family Member of the undersigned;

(ii)

if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(b)

the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement, provided that if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(c)

the surrender or forfeiture of shares of Parent Common Stock or other securities of Parent to Parent, including to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of stock options, restricted stock, other equity awards, warrants or other rights to acquire shares of Parent Common Stock pursuant to equity incentive plans of Parent or the Company or outstanding warrants issued by the Company or Parent; provided that if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer;

(d)

transfers, distributions, dispositions, sales or entering into other transactions (including, without limitation, any swap, hedge or similar agreement) or public announcements by the undersigned of, or relating to, shares of Parent Common Stock or other securities of Parent purchased or acquired by the undersigned in open market, in other transactions, or in a public offering or that otherwise do not involve or relate to the Undersigned’s Shares, in each case, following the Closing (such shares of Parent Common Stock or other securities described in this clause (d) are sometimes referred to herein as “Unrestricted Shares”);

(e)

transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’ capital stock involving a Change of Control (as defined below) of Parent that has been approved by the board of directors of Parent (as constituted following

F-3

the Closing), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement (“Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of Parent (or the surviving entity));

(f)	transfers pursuant to an order of a court or regulatory agency;

(g)	transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing);

(h)

transfers, distributions, dispositions, sales or entering into other transactions (including, without limitation, any swap, hedge or similar agreement) or public announcements by the undersigned of, or relating to, shares of capital stock or other securities of Parent (or any shares of capital stock or other securities of Parent issued in exchange for, or on conversion or exercise of, such securities), if any, purchased from the Parent pursuant to a Subscription Agreement (including, for the avoidance of doubt, any shares of capital stock or other securities of Parent issued in exchange for, or on conversion of, any securities purchased from the Company in a Pre-Closing Financing) (“PIPE Shares”); or

(i)

conversions of the Undersigned’s Shares that are Parent Class B Common Stock into shares of Parent Class A Common Stock; provided that the shares of Parent Class A Common Stock acquired upon such conversion of the Undersigned’s Shares that are Parent Class B Common Stock (other than PIPE Shares or Unrestricted Shares) shall be subject to the terms of this Lock-Up Agreement.

In addition, notwithstanding anything to the contrary contained herein, nothing in this Lock-Up Agreement shall apply to, and the defined term “Undersigned’s Shares” shall not include: (1) if the undersigned is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of the undersigned’s assets, any Parent Common Stock or such other securities held or acquired by the undersigned for which any portfolio manager or desk (other than the Investing Portfolio Manager (as defined below)) made the investment decision to acquire such securities or (2) any Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned but which shares are held or acquired by another entity with a principal line of business of passive market making transactions in publicly traded securities. As used herein, the “Investing Portfolio Manager” means the undersigned’s portfolio manager or desk that made the investment decision to invest in the Company.

Notwithstanding anything to the contrary herein, the undersigned may establish a trading or distribution plan pursuant to Rule 10b5-1 under the Exchange Act; provided that (i) to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the undersigned or Parent regarding the establishment of such disposition plan(s), such announcement or filing shall include a statement to the effect that no transfer of the Undersigned’s Shares may be made under such disposition plan during the Restricted Period and (ii) no transfer pursuant to such plan is made during the Restricted Period.

In the event that a release or waiver is granted by Parent (as constituted following the Closing) to any officer, director or any other stockholder who is a party to a similar lock-up agreement entered into in connection with the Transactions (other than the undersigned) relating to the lock-up restrictions contained in such other lock-up agreement (each, a “Release” and, collectively, “Releases”), the same percentage of the Undersigned’s Shares shall be automatically, immediately, fully and irrevocably released and waived in the same manner, at the same time and on the same terms as such Release from any remaining restrictions set forth in this Lock-Up Agreement on a pro rata basis (the “Pro-Rata Release”) and Parent will promptly (and in any event within two business days prior to the effective date of any such Release and Pro-Rata Release) notify the undersigned in writing of the terms and effective date of such Pro-Rata Release (including, without limitation, the percentage of the Undersigned’s Shares to be released in connection with such Pro-Rata Release).

F-4

Notwithstanding the foregoing, such Pro-Rata Release shall not be applied (i) to the extent that the aggregate holding percentage of the securities subject to any such Release or Releases is less than or equal to one percent in the aggregate of the Parent Common Stock outstanding immediately following the Closing (calculated on a fully-diluted basis), (ii) if the Release is effected solely to permit a transfer not involving a disposition for value and the transferee agrees in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration of the Restricted Period, or (iii) to the extent the Release is granted to a natural person and determined, in the sole discretion of Parent, to be due to circumstances of emergency or hardship of such natural person.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of the Undersigned’s Shares, other than PIPE Shares and Unrestricted Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

If a stockholder and/or an officer and/or director of the Company or Parent enters into a lock-up agreement with respect to securities of the Company or Parent with any terms that are more favorable, from the perspective of the undersigned, than the terms of this Lock-Up Agreement, then Parent shall promptly provide equivalent rights and terms to the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned shall be released from all obligations under this Lock-Up Agreement upon the earlier to occur of (i) the termination of the Merger Agreement for any reason and (ii) the End Date (as defined in and as it may be extended in accordance with the Merger Agreement). The undersigned understands that Parent and the Company are proceeding with the Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

F-5

This Lock-Up Agreement and all disputes or controversies arising out of or relating to this Lock-Up Agreement or the transactions contemplated by this Lock-Up Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. In any Action between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such Action shall be heard and determined exclusively in accordance with clause (i) of this paragraph, (iii) waives any objection to laying venue in any such Action in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party or its property, and (v) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with the following paragraph.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.4 of the Merger Agreement and to the undersigned in accordance with Section 10.4 of the Merger Agreement as if the undersigned’s name was included therein, but using his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement constitutes the entire agreement and supersedes all written prior agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Duly authorized signatures to this Lock-Up Agreement transmitted by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will, so long as no automated or other replies indicating delivery failure or delay are received by the sender, have the same effect as physical delivery of a paper document bearing an original “wet ink” signature.

(Signature Page Follows)

F-6

Very truly yours,

Print Name of Stockholder: [ ]

Signature (for individuals):

Accepted and Agreed By

RENEO PHARMACEUTICALS, INC.

By:
Name:
Title:

Accepted and Agreed by

ONKURE, INC.

By:
Name:
Title:

(Signature Page to Lock-Up Agreement)

F-7

SCHEDULE 1

Name of Stockholder	Address	Email Address

F-8

ANNEX G: FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is dated as of May 10, 2024 (the “Effective Date”), by and among Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and each of the individuals and entities listed on Exhibit A attached to this Agreement (each, a “Purchaser” and together, the “Purchasers”).

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II”), and OnKure, Inc. (the “Target Company”), a Delaware corporation, pursuant to which Merger Sub I will merge with and into the Target Company, with the Target Company surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”) and as promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”); provided, that, if the Company determines that the transactions will qualify for the intended tax treatment if only the First Merger is consummated, the parties may decide not to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger;

WHEREAS, following the Mergers, the Company will change its name to OnKure Therapeutics, Inc.;

WHEREAS, the Closing (as defined below) is contingent upon, and shall be consummated simultaneously with, the closing of the Mergers;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, severally and not jointly, an aggregate of up to $65 million of shares of Common Stock (as defined below) (the “Aggregate Subscription Amount”) at a purchase price equal to the Purchase Price (as defined below) in accordance with the terms and provisions of this Agreement;

WHEREAS, from the date hereof through the Closing Date (as defined below), certain other purchasers (the “Other Purchasers”) may enter into substantially similar subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which such Other Purchasers shall purchase, at the Purchase Price, shares of Common Stock from the Company at the Closing;

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act (as defined below);

WHEREAS, contemporaneously with the sale of the Securities (as defined below), the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, pursuant to which the Company will agree to provide certain registration rights to the Purchasers in respect of the Securities under the Securities Act and applicable state securities laws; and

WHEREAS, Leerink Partners LLC (“Leerink Partners”), Evercore Group L.L.C. (“Evercore”) and LifeSci Capital LLC (“LifeSci Capital”) have been engaged as placement agents for the offering of the Securities on a “best efforts” basis.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Purchaser, severally and not jointly, agree as follows:

1. Definitions

As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

“Aggregate Subscription Amount” has the meaning set forth in the recitals hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Benefit Plan” or “Benefit Plans” shall mean employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company is obligated to contribute for employees or former employees.

“Board of Directors” means the board of directors of the Company.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company.

“Company” has the meaning set forth in the recitals hereof.

“Company Disqualification Event” has the meaning set forth in Section 3.33 hereof.

“Company IT Systems” has the meaning set forth in Section 3.29 hereof.

“Company Regulatory Permits” has the meaning set forth in Section 3.20(c) hereof.

“Control” (including the terms “controlling” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Covered Person” has the meaning set forth in Section 3.33 hereof.

“Disclosure Document” has the meaning set forth in Section 5.4 hereof.

“Disqualification Event” has the meaning set forth in Section 4.18 hereof.

“Drug Regulatory Agency” shall mean the FDA or other comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products and drug product candidates.

“Effective Date” has the meaning set forth in the recitals hereof.

“End Date” has the meaning set forth in Section 7.1 hereof.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“FDA” shall mean the U.S. Food and Drug Administration.

“Financial Statements” has the meaning set forth in Section 3.8(b) hereof.

“First Merger” has the meaning set forth in the recitals hereof.

“Form S-4” shall mean the registration statement on Form S-4 (together with any amendments thereof or supplements thereto) to be filed by the Company with the SEC in connection with the Mergers.

“GAAP” has the meaning set forth in Section 3.8(b) hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” means (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 201 et seq.) and any other similar applicable law administered by the FDA or other comparable governmental authority responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products of similar nature to those developed by the Company and their implementing regulations; (b) Good Clinical Practice, regulations for studies that are submitted to regulatory authorities to support product approval; and (c) laws regulating the use or disclosure of personal data collected in the conduct of clinical trials, including Protected Health Information as defined under the Health Insurance Portability and Accountability Act of 1996 as amended at 45 CFR 164.103.

“Indemnified Party” has the meaning set forth in Section 5.9 hereof.

“Intellectual Property” has the meaning set forth in Section 3.12(a) hereof.

“Lock-Up Agreement” shall mean those certain lock-up agreements executed by certain directors of the Company and the officers and directors of the Target Company in connection with the transactions contemplated by this Agreement and the Merger Agreement.

“Material Adverse Effect” shall mean any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), prospects, assets, liabilities, stockholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from timely complying, with its obligations under this Agreement, the Merger Agreement or with respect to the Closing or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conducts business, provided that the Company is not disproportionately affected thereby;

(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company is not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company is not disproportionately affected thereby;

(iv) changes in laws after the date hereof, provided that the Company is not disproportionately affected thereby; and

(v) changes or proposed changes in GAAP after the date of this Agreement, provided that the Company is not disproportionately affected thereby.

“Mergers” has the meaning set forth in the recitals hereof.

“Merger Agreement” has the meaning set forth in the recitals hereof.

“Merger Sub I” has the meaning set forth in the recitals hereof.

“Merger Sub II” has the meaning set forth in the recitals hereof.

“National Exchange” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“Patents” has the meaning set forth in Section 3.12(a) hereof.

“Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Information” has the meaning set forth in Section 3.20(g) hereof.

“Placement Agents” means Leerink Partners, Evercore and LifeSci Capital.

“Privacy Laws” has the meaning set forth in Section 3.20(g) hereof.

“Purchase Price” means the price per share equal to the Parent Value Per Share (as defined in the Merger Agreement).

“Purchaser” and “Purchasers” have the meanings set forth in the recitals hereof.

“Purchaser Adverse Effect” has the meaning set forth in Section 4.3 hereof.

“Purchaser Party” has the meaning set forth in Section 5.9 hereof

“Registration Rights Agreement” has the meaning set forth in Section 6.1(l) hereof.

“Requisite Purchasers” has the meaning set forth in Section 8.15 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 506(d) Related Party” has the meaning set forth in Section 4.18 hereof.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 3.8 hereof.

“Second Merger” has the meaning set forth in the recitals hereof.

“Securities” means the shares of Common Stock issued or issuable to each Purchaser pursuant to this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

“Standard Settlement Period” means the standard settlement period, expressed in a number of trading days, on the Company’s primary National Exchange with respect to the Common Stock as in effect on the date of delivery of the applicable request to remove legends of Securities.

“Target Company” has the meaning set forth in the recitals hereof.

“Tax” or “Taxes” shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” shall mean this Agreement, the Other Subscription Agreements, if any, and the Registration Rights Agreement, all exhibits and schedules thereto and hereto.

“Transfer Agent” shall mean, with respect to the Common Stock, Equiniti Trust Company, LLC or such other financial institution that provides transfer agent services as proposed by the Company and consented to by the Purchasers, which consent shall not be unreasonably withheld.

“Willful Breach” has the meaning set forth in Section 7.1 hereof.

2. Subscription

2.1 Purchase and Sale of Common Stock

On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of up to $65 million of Securities.

Following the date of this Agreement, at any time prior to the Closing and upon the Company’s acceptance of such subscription, additional Purchasers may join this Agreement to subscribe for any remaining unsubscribed portion of the Aggregate Subscription Amount by executing a counterpart signature page hereto. Such Purchaser shall thereafter be bound by the terms of this Agreement and shall have the rights and obligations hereunder, in each case without the need for any amendment to this Agreement other than to add such person’s or entity’s name and subscription amount to Exhibit A.

Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to each Purchaser, and each Purchaser, severally and not jointly, shall purchase from the Company, that number of Securities equal to the dollar amount set forth opposite such Purchaser’s name on Exhibit A under the heading “Aggregate Purchase Price” divided by the Purchase Price, rounded down to the nearest whole share. For the avoidance of doubt, “Securities” shall not refer to any shares of the capital stock of the Company that may be held by the Purchasers or any other holders of the capital stock of the Company or other securities of the Company prior to the Closing or issued pursuant to the Mergers.

2.2 Closing

Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing”) contemplated hereby is contingent upon the concurrent consummation of the Mergers. The Closing shall occur on the date of, and concurrently with and conditioned upon the effectiveness of the Mergers and the Purchasers will be notified of such date at least five (5) business days in advance by Leerink Partners (the “Closing Date”). The Closing shall occur remotely via exchange of documents and signatures. At the Closing, the Securities shall be issued and registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser, representing the number of Securities to be purchased by such Purchaser at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor in full by (i) wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company to the Purchasers at least one business day prior to the Closing Date, to an account to be designated by the Company (which shall not be an escrow account), (ii) by exchange of indebtedness or other convertible securities of the Company (including any convertible promissory notes issued by the Target Company on or after the date hereof) to the Company (in which case a Purchaser shall be deemed to have made a payment in the amount of the principal amount of the exchanged indebtedness, plus all accrued interest thereon and, in the case of convertible indebtedness, such exchange shall be deemed to have occurred in connection with the Mergers), or (iii) by any combination of such methods. On the Closing Date, the Company will issue the Securities in book-entry form, free and clear of all liens and restrictive and other legends (except as expressly provided in Section 4.11 hereof) and shall promptly thereafter provide evidence of such issuance from the Company’s Transfer Agent as of the Closing Date to each Purchaser. Unless this Agreement has been terminated pursuant to Section 7.1. the failure of the Closing to occur on the expected Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. If the Closing does not occur within three business days after the expected Closing Date, the Company shall promptly (but no later than one business day thereafter) return to each Purchaser by wire transfer of United States dollars in immediately available funds all funds previously paid by such Purchaser to the Company in respect of the purchase price for Securities to be purchased hereunder.

Notwithstanding anything in this Agreement to the contrary and as may be agreed to among the Company and one or more Purchasers, a Purchaser shall not be required to wire the purchase price for its purchased Securities until it confirms receipt of a book-entry statement from the Transfer Agent evidencing the issuance of the Securities to such Purchaser on and as of the Closing Date.

3. Representations and Warranties of the Company

Except as may be disclosed in the SEC Reports filed with or furnished to the SEC prior to the date of this Agreement, the Company hereby represents and warrants to each of the Purchasers and the Placement Agents that the statements contained in this Section 3 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Other than Reneo Pharma Ltd, Merger Sub I and Merger Sub II, the Company has no subsidiaries. The Company’s subsidiaries are duly incorporated, formed or organized, as the case may be, and are validly existing and in good standing under the laws of their jurisdiction of incorporation, formation or organization and have the requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s subsidiaries are duly qualified to do business as foreign corporations and are in good standing in each jurisdiction in which such qualification is required unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

3.2 Capitalization

As of the date hereof, the Company has an authorized capitalization as set forth in the SEC Reports and, as of immediately prior to the Closing, the Company will have an authorized capitalization as disclosed in the Form S-4. All (a) outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and (b) outstanding warrants have been issued and granted in compliance with all applicable securities laws. None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company which have not been waived. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities pursuant to this Agreement.

3.3 Registration Rights

Except as set forth in the Transaction Agreements or as disclosed in the SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued that have not expired or been satisfied.

3.4 Authorization

The Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements. All corporate action on the part of the Board of Directors necessary for the authorization of the Securities, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein has been taken. As of the Closing, all corporate action on the part of the stockholders of the Company necessary for the consummation of the transactions contemplated by this Agreement will have been taken. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the Purchasers and that this Agreement constitutes the legal, valid and binding agreement of the Purchasers, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon their respective execution by the Company and the other parties thereto and assuming that they constitute legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance

The Securities being purchased by the Purchasers hereunder, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those under applicable state and federal securities laws). Subject to the accuracy of the representations and warranties made by the Purchasers in Section 4 hereof, the offer and sale of the Securities to the Purchasers pursuant to this Agreement and the Other Subscription Agreements, if any, is and will be in compliance with applicable exemptions from (a) the registration and prospectus delivery requirements of the Securities Act and (b) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict

The execution and delivery of the Transaction Agreements by the Company and, at the Closing, the performance of the Transaction Agreements and issuance of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not (a) violate any provision of the certificate of incorporation or bylaws of the Company, (b) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its properties or assets, or (c) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company is bound or affected, except, in the case of clauses (b) and (c), as would not be reasonably expected to have a Material Adverse Effect.

3.7 Consents

Assuming the accuracy of the representations and warranties of the Purchasers, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as (a) have been or will be obtained or made under the Securities Act or the Exchange Act, (b) are required to consummate the Mergers as provided under the Merger Agreement, including stockholder approval of the issuance of the Securities pursuant to this Agreement and the Other Subscription Agreements, if any, (c) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Securities and the listing of the Securities for trading or quotation, as the case may be, thereon in the time and manner required thereby, (d) are required to consummate the transactions contemplated by the Transaction Agreements and (e) may be required under the securities, or blue sky, laws of any state jurisdiction in connection with the offer and sale of the Securities by the Company in the manner contemplated herein or such that the failure of which to obtain would not have a Material Adverse Effect.

3.8 SEC Reports; Financial Statements

(a) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports, schedules, proxy statements and documents required to be filed or furnished by it with the SEC under the

Exchange Act or the Securities Act since April 1, 2021 (the foregoing documents (together with any documents filed by the Company under the Securities Act or the Exchange Act, whether or not required, and including all exhibits and schedules thereto and documents incorporated by reference therein) being collectively referred to herein as the “SEC Reports”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports and, as of the Closing, the Form S-4 complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, neither of the SEC Reports nor the Form S-4 (including any audited or unaudited financial statements and any notes thereto or schedules included therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Company’s knowledge, there are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof. As used in this Section 3.8, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including the notes thereto) of the Company included in the SEC Reports (collectively, the “Financial Statements”) comply as to form in all material respects with the applicable accounting requirements of the Securities Act or Exchange Act and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, all in accordance with United States generally accepted accounting principles (“GAAP”) (except as otherwise noted therein, and in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods therein specified. The other information included in the SEC Reports has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly in all material respects the information shown thereby. The statistical, industry-related and market-related data included in the SEC Reports are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate and such data is consistent with the sources from which they are derived, in each case in all material respects. Except as set forth in the Financial Statements and/or SEC Reports, the Company has not incurred any liabilities, contingent or otherwise, or entered into any material transaction, except those in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which have had or would reasonably be expected to have a Material Adverse Effect.

3.9 Absence of Changes

Except as otherwise stated or disclosed in the SEC Reports, between December 31, 2023 and the date of this Agreement, (a) the Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement, the Merger Agreement and the discussions, negotiations and transactions related thereto) and (b) there has not been any Material Adverse Effect.

3.10 Absence of Litigation

As of the date hereof, there is no action, suit, proceeding, arbitration, claim, investigation or inquiry pending or, to the Company’s knowledge, threatened in writing by or before any governmental body against the Company which has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company that have had or would reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company, nor to the knowledge of the Company, any director or officer thereof, is, or within the last ten years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or a claim of breach of fiduciary duty relating to the Company.

3.11 Compliance with Law; Permits

The Company is not in violation of, and has not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which have not had and would not reasonably be expected to have a Material Adverse Effect. The Company has all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. The Company has not received any written notice regarding any revocation or modification of any such Governmental Authorization, which, if the subject of an unfavorable decision, ruling or finding, has had or would reasonably be expected to have a Material Adverse Effect.

3.12 Intellectual Property

(a) “Intellectual Property” means (i) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (iii) copyrights, including registrations and applications for registration thereof, (iv) software, including all source code, object code and related documentation, formulae, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (v) all United States and foreign rights arising under or associated with any of the foregoing used, sold, licensed or otherwise exploited by the in the operation of its business as presently conducted or reasonably expected to be conducted.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company solely and exclusively owns or has obtained valid and enforceable licenses for (or will do so reasonably promptly after giving effect to the Mergers), free and clear of all liens or encumbrances, all Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and to the knowledge of the Company, the conduct of its current and proposed business does not infringe or misappropriate, in any material respect, any Intellectual Property of any third party. The Company has not received any written communications (in each case that has not been resolved) of any alleged infringement, misappropriation or breach of any Intellectual Property rights of others.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, there are no orders, settlement agreements or stipulations to which the Company is a party or by which the Company is bound that restricts the Company’s rights to use any Intellectual Property in the operation of the business as currently conducted.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (i) challenging the Company’s rights in or to any Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; or (ii) challenging the validity, enforceability or scope of any Intellectual Property necessary for its business as now conducted and currently proposed to be conducted in the future as described in the SEC Reports, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, the Company has complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company as described in the SEC Reports and all such agreements are in full force and effect.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, the Company has taken reasonable and customary actions to protect its rights in, and to prevent the unauthorized use and disclosure of, trade secrets and confidential business information (including confidential ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, supplier lists and information, and business plans) owned by the Company, and, to the knowledge of the Company, there has been no unauthorized use or disclosure of such trade secrets and confidential business information.

3.13 Employee Benefits

Except as would not be reasonably likely to have a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company is in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely to have a Material Adverse Effect.

3.14 Taxes

(a) The Company has filed all federal income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and has paid all Taxes required to have been paid by it, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, no assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to have a Material Adverse Effect.

(b) The Company is classified as a Subchapter C corporation for U.S. federal tax purposes.

3.15 Environmental Laws

The Company (a) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) has received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (c) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not reasonably be expected to have a Material Adverse Effect. The Company has not received since April 1, 2021, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, except as would not reasonably be expected to have a Material Adverse Effect: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has received since April 1, 2021, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no liability under any Environmental Law.

3.16 Title

The Company has good and marketable title to all personal property owned by it, free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company. Except as disclosed in the SEC Reports, real property and buildings held under lease by the Company is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company, provided however, that the Company is currently in the process of winding down such leases. The Company does not own any real property.

3.17 Insurance

The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its properties and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers or as would not reasonably be expected to have a Material Adverse Effect, since April 1, 2021, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any claim under any insurance policy.

3.18 Nasdaq Stock Market

The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market under the symbol “RPHM” (it being understood that the trading symbol will be changed in connection with the Mergers). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq Stock Market or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq Global Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action as of the date hereof that is designed to terminate the registration of the Common Stock under the Exchange Act.

3.19 Sarbanes-Oxley Act

The Company is, and since April 1, 2021 has been, in compliance in all material respects with applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.

3.20 Regulatory

(a) To the knowledge of the Company, the Company has operated its business and currently is in compliance in all material respects with all applicable Health Care Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any of the Company’s product candidates or any product manufactured or distributed by the Company.

(b) There are no legal proceedings pending or, to the knowledge of the Company, threatened with respect to an alleged material violation by the Company of any Health Care Laws including FDA regulations adopted thereunder, or any other similar law promulgated by a Drug Regulatory Agency.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, the Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted (the “Company Regulatory Permits”), of any of its product candidates and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has timely maintained and is in compliance with the Company Regulatory Permits and the Company has not, since April 1, 2021, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any violation of or failure to comply with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Regulatory Permit.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, to the best of the Company’s knowledge, all the operations of the Company and all the manufacturing facilities and operations of the Company’s suppliers of products and product candidates and the components thereof manufactured in or imported into the United States are in compliance with applicable FDA regulations, including current Good Manufacturing Practices, and meet sanitation standards set by the Federal Food, Drug, and Cosmetic Act.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or in which the Company or its respective product candidates, have participated that are described in the SEC Reports or the results of which are referred to in the SEC Reports, were and, if still pending, are being conducted in all material respects in accordance with protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company and all applicable statutes, rules and regulations of the FDA and other comparable regulatory agencies outside of the United States to which they are subject, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, no manufacturing site owned by the Company, and to the knowledge of the Company, no manufacturing site of a contract manufacturer, with respect to the Company’s product candidates, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other governmental authority alleging or asserting noncompliance with any applicable law, in each case, that have not been complied with or closed to the satisfaction of the relevant governmental authority, and, to the knowledge of the Company, neither the FDA nor any other governmental authority is considering such action.

(g) Since April 1, 2021, (i) to the knowledge of Company, the Company and its subsidiaries have materially complied with all laws governing privacy and data protection applicable to the collection, retention and use of information that constitutes “personal information,” “personal data,” or any analogous term under applicable Law, including any such information that alone or in combination with other information can be used to identify an individual (“Personal Information”), by the Company or its subsidiaries (“Privacy Laws”), (ii) no material claims by or before any governmental authority have been asserted or, to the knowledge of the Company, have been threatened, in writing against the Company or any of its subsidiaries alleging a violation by Company or its subsidiaries of any applicable Privacy Laws, (iii) neither the execution of this Agreement by the Company nor the consummation of the Mergers will result in any breach or other violation by the Company or its subsidiaries of any Privacy Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (iv) the Company and its subsidiaries have taken commercially reasonable steps designed to protect any Personal Information collected, retained or used by the Company or any of its subsidiaries against unauthorized or improper use, loss, access or transmittal.

3.21 Accounting Controls and Disclosure Controls and Procedures

(a) The Company and its subsidiaries, taken as a whole, maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance that (i) the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability, (iii) that receipts and expenditures are made, and access to assets is permitted, only in accordance with authorizations of management and the Board, (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements, (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Reports fairly presents the information called for in all material respects and is prepared in accordance with the SEC’s rules and guidance applicable thereto, except, in the case of this clause (vi), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c) The Company’s and each of its subsidiaries’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) (i) are reasonably designed to ensure that (x) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (y) all material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter and (iii) except as would not reasonably be expected to have a Material Adverse Effect, are effective in all material respects to perform the functions for which they were established.

3.22 Price Stabilization of Common Stock

The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Securities.

3.23 Investment Company Act

The Company is not, and immediately after receipt of payment for the Common Stock pursuant to this Agreement and the Other Subscription Agreements, if any, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.24 General Solicitation; No Integration or Aggregation

Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities

Act) of investors with respect to offers or sales of Common Stock. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the Securities sold pursuant to this Agreement and the Other Subscription Agreements, if any, for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Global Market.

3.25 Brokers and Finders

Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement or the Other Subscription Agreements, if any.

3.26 Reliance by the Purchasers

The Company acknowledges that each of the Purchasers will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein or in the SEC Reports.

3.27 No Additional Agreements

The Company does not have any agreement or understanding with any Purchaser or Other Purchaser with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements and, for the avoidance of doubt, does not have any agreement with any Purchaser or Other Purchaser on terms (economic or otherwise) more favorable to such Purchaser or Other Purchaser than as set forth in this Agreement, except with regard to reasonable and documented transaction expenses.

3.28 Anti-Bribery and Anti-Money Laundering Laws

Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (a) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (b) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

3.29 Company IT Systems; Cybersecurity

The Company and its subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company and its subsidiaries (the “Company IT Systems”), except as would not reasonably be expected to have a Material Adverse Effect. The Company IT Systems are adequate for, and operate and perform as required in connection with, the operation of the business of the Company and its subsidiaries as currently conducted, except as would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent in all material respects with applicable regulatory standards and customary industry practices. Except as would not reasonably be expected to have a Material Adverse Effect, (a) there has been no security breach or other compromise of or relating to the Company IT Systems; (b) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any such security breach or other compromise of the Company IT Systems; (c) the Company and its subsidiaries have implemented policies and procedures with respect to the Company IT Systems that are reasonably consistent with industry standards and practices, or as required by applicable regulatory standards; and (d) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes, judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority and contractual obligations relating to the privacy and security of the Company IT Systems and to the protection of the Company IT Systems from unauthorized use, access, misappropriation or modification.

3.30 Transactions with Affiliates and Employees

Except for the transactions contemplated by the Transaction Agreements no relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described in the SEC Reports that is not so described.

3.31 No Other Representations or Warranties

Except for the representations and warranties of the Company expressly set forth in this Section 3, with respect to the transactions contemplated by this Agreement, the Company (a) expressly disclaims any representations or warranties of any kind or nature, express or implied, including with respect to the condition, value or quality of the Company or any of the assets or properties of the Company, and (b) specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to any of the assets or properties of the Company. Notwithstanding the foregoing, in making the decision to invest in the Securities, the Purchasers will rely, and the Company agrees that the Purchasers may rely, on the information that has been provided in writing to Purchasers by the Company or on behalf of the Company, including the SEC Reports.

3.32 Merger Agreement

The Merger Agreement is in full force and effect. The Company and, to the Company’s knowledge, the Target Company, have all requisite corporate power and authority to enter into the Merger Agreement and to carry out and perform their respective obligations under the terms of the Merger Agreement. The Merger Agreement has been duly authorized by the Board of Directors and executed and delivered by the Company. To the Company’s knowledge, the Merger Agreement has been duly authorized by the board of directors of the Target Company. As of the Closing, all corporate action on the part of the stockholders of the Company necessary for the authorization of the Merger Agreement and the Mergers will have been taken. To the Company’s knowledge, as of the Closing, all corporate action on the part of the stockholders of the Target Company necessary for the authorization of the Merger Agreement and the Mergers will have been taken. The Merger Agreement constitutes the legal, valid and binding agreement of the Company and, to the Company’s knowledge, the Target Company, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.33 No Disqualification Events

No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Company Disqualification Event”) is applicable to the Company or, to the knowledge of the Company, any Covered

Person (as defined below), except for a Company Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. “Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1). Other than the Placement Agents, the Company is not aware of any Person (other than any Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement.

4. Representations and Warranties of Each Purchaser

Each Purchaser, severally for itself and not jointly with any other Purchaser, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

4.1 Organization

Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization

Such Purchaser has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Purchaser or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Purchaser on this Agreement is genuine and the signatory to this Agreement, if the Purchaser is an individual, has the legal competence and capacity to execute the same or, if the Purchaser is not an individual, the signatory has been duly authorized to execute the same on behalf of the Purchaser. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflict

The execution, delivery and performance of the Transaction Agreements by such Purchaser, the purchase of the Securities in accordance with their terms and the consummation by such Purchaser of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Purchaser (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (a) any provision of the organizational documents of such Purchaser, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (b) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets, except, in the case of clause (b), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of such Purchaser to perform its obligations under the Transaction Agreements (such delay or hindrance, a “Purchaser Adverse Effect”).

4.4 Consents

All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement, the issuance of the Securities and the consummation of the other transactions contemplated herein have been obtained or made, other than such consents, approvals, orders and authorizations the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Purchaser Adverse Effect.

4.5 Residency

Unless otherwise communicated by a Purchaser to the Company in writing, such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers.

4.6 Brokers and Finders

Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.7 Investment Representations and Warranties

Such Purchaser (a) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under Regulation D promulgated pursuant to the Securities Act; and (b) has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. Each Purchaser further represents and warrants that (i) it is capable of evaluating the merits and risk of such investment, and (ii) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). Such Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser’s representations as expressed herein. Such Purchaser also understands that the offering meets (x) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (y) the institutional customer exemption under FINRA Rule 2111(b).

4.8 Intent

Each Purchaser is purchasing the Securities solely for investment purposes, for such Purchaser’s own account and not for the account of others, and not with a view towards, or for offer or sale in connection with, any distribution or dissemination thereof in violation of applicable securities laws. Notwithstanding the foregoing, if such Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Purchaser has no present arrangement to sell the Securities to or through any person or entity. Each Purchaser understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available.

4.9 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks

Each Purchaser, or such Purchaser’s professional advisors, have such knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement, and the Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Purchaser has considered necessary to make an informed investment decision. By reason of the business and financial experience of such Purchaser or his, her or its professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), such Purchaser can protect his, her or its own interests in connection with the transactions described in this Agreement. Purchaser acknowledges that it (a) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (b) has exercised independent judgment in evaluating its participation in the purchase of the Securities.

Each Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the SEC Reports and, as of the Closing, the Form S-4. Alone, or together with any professional advisor(s), such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Purchaser. Each Purchaser is, at this time and in the foreseeable future, able to afford the loss of his, her or its entire investment in the Securities. Such Purchaser acknowledges specifically that a possibility of total loss exists.

4.10 Tax Advisors

Such Purchaser has had the opportunity to review with such Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on Exhibit A, where applicable, and the transactions contemplated by this Agreement. Such Purchaser acknowledges that Purchaser shall be responsible for any of such Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that the Company and any of its agents have not provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Agreement.

4.11 Securities Not Registered; Legends

Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Purchaser understands that the offer and sale of the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Purchaser’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. Such Purchaser acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

Each Purchaser understands that the Securities may bear the following legend:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES

ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS.”

In addition, the Securities may contain a legend regarding affiliate status of the Purchaser, if applicable.

4.12 Placement Agents

Each Purchaser hereby acknowledges and agrees that (a) each Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Securities to Purchaser and neither the Placement Agents nor any of their respective affiliates have acted as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary or financial advisor for such Purchaser, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Securities, (b) each Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character, and has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Securities, nor is such information or advice necessary or desired, (c) each Placement Agent will not have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) each Placement Agent will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Securities, except, in each case, for such Placement Agent’s own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Securities. The Placement Agents shall have no liability or obligation on or with respect to the accuracy or completeness, as of any date, of any information set forth in, or any omission from, any valuation or other materials that may have been provided or made available to such Purchaser in connection with the Transaction Agreements or the issuance and purchase of the Securities. Neither the Placement Agents nor any of their respective affiliates have made or make any representation as to the quality or value of the Securities and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company which Purchaser agrees need not be provided to it.

4.13 Reliance by the Company

Such Purchaser acknowledges that the Company will rely upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein.

4.14 No General Solicitation

The Purchaser acknowledges and agrees that the Purchaser is purchasing the Securities directly from the Company. Purchaser became aware of this offering of the Securities solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-existing, substantive relationship with the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to Purchaser solely by direct contact between Purchaser and the Company, the Placement

Agents, and/or their respective representatives. Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to Purchaser, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to Purchaser. The Purchaser is not purchasing the Securities as a result of any advertisement or, to its knowledge, general solicitation, within the meaning of the Securities Act.

4.15 No Reliance

The Purchaser further acknowledges that there have not been and Purchaser hereby agrees that it is not relying on and has not relied on, any statements, representations, warranties, covenants or agreements made to the Purchaser by or on behalf of the Company, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity (including the Placement Agents), expressly or by implication, other than the SEC Reports and those representations, warranties and covenants of the Company expressly set forth in this Agreement. Purchaser acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

4.16 Access to Information

In making its decision to purchase the Securities, Purchaser has relied solely upon independent investigation made by Purchaser and upon the representations, warranties and covenants set forth herein. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Securities, including, with respect to the Company and the Mergers. Without limiting the generality of the foregoing, the Purchaser acknowledges that such Purchaser has had the opportunity to review the SEC Reports and prior to the Closing, the Form S-4. The Purchaser acknowledges and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary to complete its own independent due diligence investigation and to make an investment decision with respect to the Securities and that the Purchaser has independently made his, her or its own analysis and decision to invest in the Company.

4.17 Short Sales

Between the time the Purchaser learned about the offering contemplated by this Agreement and the public announcement of the offering (or the earlier termination of this Agreement), the Purchaser has not engaged in any Short Sales or similar transactions with respect to the Common Stock or any securities exchangeable or convertible for Common Stock, nor has the Purchaser, directly or indirectly, caused any person to engage in any Short Sales or similar transactions with respect to the Common Stock.

4.18 Disqualification Event

To the extent the Purchaser is one of the covered persons identified in Rule 506(d)(1), the Purchaser represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a “Disqualification Event”) is applicable to the Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to the Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this section, “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of the Purchaser’s securities for purposes of Rule 506(d) of the Securities Act.

5. Covenants

5.1 Further Assurances

At or prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. The Purchaser acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate, and the Company agrees to promptly notify each Purchaser if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 of this Agreement are no longer accurate.

5.2 Listing

The Company shall cause the Securities to be listed on the Nasdaq Global Market prior to or at the Closing and shall use its commercially reasonable efforts to maintain the listing of its Common Stock on the Nasdaq Global Market for so long as any Purchaser holds Securities.

5.3 Placement Agents’ Fees

The Company acknowledges that it has engaged each of the Placement Agents in its capacity as placement agent in connection with the sale of the Securities. The Target Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by any Purchaser), in each case payable to third parties retained by the Target Company, relating to or arising out of the transactions contemplated by this Agreement and the Other Subscription Agreements, if any.

5.4 Disclosure of Transactions and Other Material Information

The Company shall (i) if this Agreement is signed on a day that is not a business day or before midnight (New York City time) on any business day, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any business day, no later than 9:29 a.m. (New York City time), on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agents (the “Disclosure Deadline”), issue one or more press releases and (b) file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing (i) all material terms of the transactions contemplated hereby, by the other Transaction Agreements and the Merger Agreement and (ii) all other material non-public information pertaining to the Company or the Target Company and each of their respective operations, to the extent such information has been provided or made available to any of the Purchasers (and including as exhibits to such Current Report on Form 8-K, the Merger Agreement and the forms of the material Transaction Agreements (including, without limitation, the form of this Agreement and the form of the Registration Rights Agreement)). Upon the issuance of the Disclosure Document, no Purchaser shall be in possession of any material, non-public information received from the Company or any of its officers, directors, or employees or agents, including the Placement Agents, that is not disclosed in the Disclosure Document unless otherwise specifically agreed in writing by such Purchaser. From and after the issuance of the Disclosure Document, the Company shall not provide material non-public information to any Purchaser, unless otherwise specifically agreed in writing by such Purchaser prior to any such disclosure. Notwithstanding anything in this Agreement to the contrary, the Company shall not publicly disclose the name of any Purchaser or any of its Affiliates or advisers, or include the name of any Purchaser or any of its Affiliates or advisers in any press release or filing with the SEC (other than the Registration Statement) or any regulatory agency, without the prior written consent of such Purchaser, except (a) as required by the federal securities law in connection with (i) any registration statement contemplated by the Registration Rights Agreement (which shall be subject to review by the Purchaser in accordance with the terms of the Registration Rights Agreement) and (ii) the filing of final forms of the Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (b) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Global Market, in which case the Company will provide the Purchaser with prior written notice (including by e-mail) of and an opportunity to review such required disclosure under this clause (b). Upon the earlier of (i) the Disclosure Deadline and (ii) the issuance and filing, as applicable, of the Disclosure Document, each Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company or any of its officers, directors, affiliates, employees or agents, including the Placement Agents (it being understood that the foregoing shall not by itself be deemed to terminate any confidentiality agreement, whether written or oral, between any Purchaser and the Target Company). The Company understands and confirms that the Purchasers and their respective Affiliates will rely on the forgoing representations in effecting transactions in securities of the Company.

5.5 Integration

The Company has not sold, offered for sale or solicited offers to buy and shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.6 Use of Proceeds

The Company shall use the proceeds from the sale of the Securities for working capital and general corporate purposes.

5.7 Removal of Legends

(a) In connection with any sale, assignment, transfer or other disposition of the Securities by a Purchaser pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Purchaser with the requirements of this Agreement, if requested by the Purchaser, the Company shall request the Transfer Agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within the earlier of (i) two (2) business days and (ii) the Standard Settlement Period, in each case, of any such request therefor from such Purchaser, provided that the Company has timely received from the Purchaser customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such legend removal.

(b) Subject to receipt from the Purchaser by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Securities (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 5.7(b) and with respect to legend removal pursuant to the foregoing clauses (i) through (iii) within the earlier of (x) two (2) business days and (y) the Standard Settlement Period, in each case, of any request therefor from a Purchaser accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 5.7 may be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the DTC System as directed by such Purchaser. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

5.8 Pledge of Securities

The Company acknowledges and agrees that the Securities may be pledged by a Purchaser in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Purchaser effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Purchaser; provided that any and all costs to effect the pledge of the Securities are borne by the pledgor and/or pledgee and not the Company.

5.9 Indemnification of Purchasers

Subject to the provisions of this Section 5.9, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees, investment advisers and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners, investment advisers or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the Registration Rights Agreement or (ii) any action instituted against a Purchaser in any capacity, or any Purchaser Party, by any stockholder of the Company who is not an Affiliate of such Purchaser seeking indemnification, with respect to any of the transactions contemplated by this Agreement or the Registration Rights Agreement (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under this Agreement or the Registration Rights Agreement, or any agreements or understandings such Purchaser may have with any such stockholder or any violations by the Purchaser of state or federal securities Laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance). Promptly after receipt by any such Person (the “Indemnified Person”) of notice of any demand, claim or circumstances that would or may give rise to a claim or the commencement of any proceeding or investigation in respect of which indemnity may be sought pursuant to this Section 5.9, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses relating to such proceeding or investigation; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In the event of the circumstances described in the foregoing clause (iii), if the Indemnified Person notifies the Company in writing that such Indemnified Person elects to employ separate counsel at the expense of the Company, then the Company shall not have the right to assume the defense of such claim on behalf of such Indemnified Person. The Company shall not be liable for any settlement of any proceeding effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned or to the extent fees or costs incurred pursuant to this Section 5.9 are attributable to the Indemnified Person’s breach of any of the representations, warranties, covenants or agreements made by the Purchasers in this Agreement or the Registration Rights Agreement. The Company will not, except with the prior written consent of the Indemnified Person, effect any settlement of or consent to the entry of any judgment with respect to any proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability in respect of or arising out of such claims or proceedings that are the subject matter of such proceeding, (ii) imposes no liability or obligation on the Indemnified Person and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance.

5.10 Lock-Up Agreements

The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements without the prior written consent of the Requisite Purchasers and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its commercially reasonable efforts to seek specific performance of the terms of such Lock-Up Agreement.

6. Conditions of Closing

6.1 Conditions to the Obligation of the Purchasers

The several obligations of each Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing by each Purchaser solely as to itself of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on and as of the Closing with the same force and effect as though made immediately prior to the Closing (it being understood and agreed by each Purchaser that for purposes of this Section 6.1(a), in the case of any representation and warranty of the Company contained herein (i) which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects or (ii) which is made as of a specific date, such representation and warranty need be true and correct only as of such specific date) and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Agreement as of the Closing.

(b) Performance. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Securities by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained the consents (including stockholder consents), permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Securities at the Closing.

(f) Adverse Changes. Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(g) No Amendments to Merger Agreement. Except with the consent of (x) the Requisite Purchasers and (y) each Purchaser that, together with its affiliates, has committed to purchase at least $8 million of Securities at the Closing, (i) the Merger Agreement shall not have been amended or modified in a manner materially adverse to the Purchasers (it being understood that any modification of the definitions of Company Outstanding Common Stock Shares, Common Stock Exchange Ratio, End Date or Parent Outstanding Shares shall be deemed material and adverse to the Purchaser), and (ii) no waiver of any condition or other term of the Merger Agreement shall have occurred that would reasonably be expected to materially and adversely affect the benefits the Purchaser would reasonably expect to receive under this Agreement.

(h) Closing of Mergers. All conditions precedent to the consummation of the Mergers set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof, and the Mergers shall become effective concurrently with the Closing.

(i) Opinion of Company Counsel. The Company shall have delivered to the Purchasers and the Placement Agents the opinion of Jones Day, dated as of the Closing Date in customary form and substance to be reasonably agreed upon with the Purchasers.

(j) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents); 6.1(e) (Transfer Agent), 6.1(f) (Adverse Changes), 6.1(g) (No Amendments to Merger Agreement), 6.1(h) (Closing of Merger), and 6.1(m) (Listing Requirements) of this Agreement have been fulfilled.

(k) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying (i) the certificate of incorporation, as amended, of the Company; (ii) the bylaws of the Company; (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement and the Other Subscription Agreements, if any, and the transactions contemplated by this Agreement and the Other Subscription Agreements, if any; and (iv) evidence reasonably satisfactory to counsel to the Placement Agents that stockholder approval of the transactions contemplated by this Agreement and the Other Subscription Agreements, if any, has been obtained.

(l) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”) to the Purchasers.

(m) Listing Requirements. The Common Stock shall be listed on a National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon nor shall suspension by the SEC or the National Exchange have been threatened, as of the Closing Date, either (i) in writing by the SEC or the National Exchange or (ii) by falling below the minimum listing maintenance requirements of the National Exchange (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods); and the Company shall have filed with the Nasdaq Stock Market a Notification Form: Listing of Additional Shares for the listing of the Securities and shall have received confirmation from the Nasdaq Stock Market that it has completed its review of such form with no objections to the transactions contemplated herein.

(n) Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn.

6.2 Conditions to the Obligation of the Company

The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Purchaser the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of such Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects) and Purchaser’s participation in the Closing shall constitute a reaffirmation by such Purchaser of each of the representations, warranties, covenants and agreements of such Purchaser contained in this Agreement as of the Closing Date.

(b) Performance. Such Purchaser shall have performed in all material respects all obligations and conditions herein required to be performed or observed by such Purchaser on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Securities by such Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Closing of Mergers. All conditions precedent to the consummation of the Mergers set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof, and the Mergers shall have become effective.

(e) Registration Rights Agreement. Such Purchaser shall have executed and delivered the Registration Rights Agreement to the Company.

(f) Payment. The Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the Securities being purchased by such Purchaser at the Closing as set forth in Exhibit A.

7. Termination

7.1 Conditions of Termination

This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) with respect to any individual Purchaser, upon the mutual written agreement of the Company and such Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver, or are not capable of being satisfied and, as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated, or (d) if the Closing has not occurred on or before the End Date (as defined in and as it may be extended in accordance with the Merger Agreement as in effect on the date hereof), other than as a result of a Willful Breach of a Purchaser’s obligations hereunder; provided, however, that nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such Willful Breach. Upon the termination of this Agreement in accordance with this Section 7, except as set forth in the proviso to the immediately preceding sentence of this Section 7, this Agreement shall be void and of no further effect and any portion of the Purchase Price paid by any Purchaser to Company in connection herewith shall promptly following such termination be returned to such Purchaser. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall notify Purchaser of the termination of the Merger Agreement promptly after the termination thereof.

8. Miscellaneous Provisions

8.1 Public Statements or Releases

Except as set forth in Section 5.4, neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties. Notwithstanding the foregoing, and subject to compliance with Section 5.4, nothing in this Section 8.1 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law, including applicable securities laws, or under the rules of any national securities exchange.

8.2 Interpretation

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3 Notices

Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day following delivery, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company (on or prior to the Closing Date), addressed as follows:

Reneo Pharmaceuticals, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attention: Gregory J. Flesher

Email: gflesher@reneopharma.com

with a copy to (which shall not constitute notice):

Jones Day

Minneapolis

3161 Michelson Drive, Suite 800

Irvine, California 92612

Attention: Jonn Beeson; Brad Brasser

Email: jbeeson@JonesDay.com; bcbrasser@JonesDay.com

If to the Company (following the Closing Date):

OnKure, Inc.

6707 Winchester Circle, Suite #400

Boulder, Colorado 80301

Attention: Jason Leverone, Chief Financial Officer

Email: jleverone@onkure.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Jennifer Knapp; Ethan Lutske

Email: jknapp@wsgr.com; elutske@wsgr.com

(b) If to any Purchaser, at its address set forth on Exhibit A or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4 Severability

If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that mandatory principles of Delaware law may apply.

(b) The Company and each of the Purchasers hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the Borough of Manhattan in the City of New York, in the State of New York;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6 Waiver

No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.7 Expenses

Except as otherwise agreed in writing, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities, the negotiation of the Transaction Agreements and the consummation of the transactions contemplated thereby.

8.8 Assignment

None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of a Purchaser and (y) the Purchasers, in the case of the Company, provided that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 hereof). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.9 Confidential Information

(a) Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company (or the earlier termination of this Agreement), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Purchaser’s affiliates, outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from any Purchaser such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Purchaser to acquire the Securities, and the Purchaser shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Purchaser confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Stock Market. The Purchaser acknowledges that the Company may file a form of this Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company.

8.10 Reliance by and Exculpation of Placement Agents

(a) Each Purchaser agrees and acknowledges for the express benefit of each Placement Agent, its affiliates and its representatives that (i) such Placement Agent, its affiliates and its representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities, and such Purchaser will not rely on any statements made by such Placement Agent, orally or in writing, to the contrary, (ii) such Purchaser will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (iii) such Purchaser will be purchasing Securities based on the results of its own due diligence investigation of the Company and such Placement Agent and each of its directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities, or the accuracy, completeness, or adequacy of any information supplied to the Purchaser by the Company, (iv) such Purchaser has negotiated the offer and sale of the Securities directly with the Company, and such Placement Agent will not be responsible for the ultimate success of any such investment and (v) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Purchaser further represents and warrants to each Placement Agent that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.10 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Purchaser agrees that the Placement Agents may rely on such Purchaser’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective affiliates or representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company; (ii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any recommendation in connection with the purchase or sale of the Securities; (iii) has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (iv) shall be liable or have any obligation

(including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by any Purchaser, the Company or any other Person or entity), whether in contract, tort or otherwise to any Purchaser or to any person claiming through such Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by the Transaction Agreements, (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, or (z) for anything otherwise in connection with the purchase and sale of the Securities except in each case for such party’s own gross negligence, willful misconduct or bad faith.

8.11 Third Parties

Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, (a) the Placement Agents are an intended third-party beneficiary of the representations and warranties of the Company and of each Purchaser set forth in Section 3, Section 4, Section 6.1(i), Section 6.1(j) and Section 8.10 respectively, of this Agreement and (b) the Purchasers and the Company acknowledge and agree that the Target Company shall be entitled to seek to specifically enforce the Purchasers’ obligations to purchase the Securities hereunder and the Company’s obligations to issue the Securities hereunder.

8.12 Independent Nature of Purchasers’ Obligations and Right

The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. It is expressly understood that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. For reasons of administrative convenience only, certain Purchasers and their respective counsels have chosen to communicate with the Company through Covington & Burling LLP, counsel to the Placement Agents. Each such Purchaser acknowledges that Covington & Burling LLP has rendered legal advice to the Placement Agents and not to such Purchaser in connection with the transactions contemplated hereby, and that each such Purchaser has relied for such matters on the advice of its own respective counsel. The Company has elected to provide all Purchasers with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

8.13 Equal Treatment of Purchasers

No consideration shall be offered or paid to any Purchaser to amend this Agreement or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the

Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

8.14 Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.15 Entire Agreement; Amendments

This Agreement and the other Transaction Agreements constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and (i) prior to the Closing, the Purchasers of at least a majority of the Securities to be purchased hereunder or (ii) following the Closing, the Purchasers holding at least a majority of the Securities still held at the time of such modification, alteration or change (such parties in (i) and (ii), the “Requisite Purchasers”). Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Purchaser without the written consent of such Purchaser unless such amendment or waiver applies to all Purchasers in the same fashion and provided that the consent of each Purchaser is required for (a) the waiver of any of the conditions set forth in Section 6.1(f), Section 6.1(g), Section 6.1(h) or Section 6.1(m) or (b) the Purchase Price (including, without limitation, any amendment to the Merger Agreement that would increase the Purchase Price) or the type of security to be issued hereunder. The Company, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Purchaser or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Purchaser or the Company, respectively.

8.16 Survival

The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.17 Mutual Drafting

This Agreement is the joint product of each Purchaser and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18 Additional Matters

For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

RENEO PHARMACEUTICALS, INC.

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer

(Signature Page to Subscription Agreement)

EXHIBIT A

EXHIBIT B

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [●], by and among Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), and the several investors signatory hereto (each, an “Investor” and collectively, the “Investors”).

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of [●], 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II”) and OnKure, Inc. (the “Target Company”), a Delaware corporation, (the “Merger Agreement”), pursuant to which Merger Sub I will merge with and into the Target Company, with the Target Company surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”) and as and as promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”) provided, that, if the Company determines that the transactions will qualify for the intended tax treatment if only the First Merger is consummated, the parties may decide not to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger;

WHEREAS, following the Mergers, the Company will change its name to OnKure Therapeutics, Inc.;

WHEREAS, the Company and the Investors are parties to Subscription Agreements, dated as of [●], 2024 and [●], 2024 (each, a “Subscription Agreement” and together, the “Subscription Agreements”), pursuant to which such Investors are purchasing shares of capital stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and the Subscription Agreements, and pursuant to the terms of the Subscription Agreements, the parties desire to enter into this Agreement in order to grant certain rights to the Investors as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreements shall have the meanings given such terms in the Subscription Agreements.

“Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, the Holders and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Agreement” has the meaning set forth in the recitals.

“Allowed Delay” has the meaning set forth in Section 2.1(b)(ii).

“Board” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of New York are generally open for use by customers on such day.

“Common Stock” means shares of the Class A common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning set forth in the recitals.

“Effective Date” means the date that a Registration Statement filed pursuant to Section 2.1(a) is first declared effective by the SEC.

“Effectiveness Deadline” means, with respect to the Shelf Registration Statement or New Registration Statement, the ninetieth (90th) calendar day following the Closing Date (or, in the event the SEC reviews and has written comments to the Shelf Registration Statement or the New Registration Statement, the one-hundred twentieth (120th) calendar day following the Closing Date); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Shelf Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Shelf Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided, further, that if the SEC is closed for operations due to a government shutdown or lapse in appropriations, the Effectiveness Deadline shall be extended by the same amount of days that the SEC remains closed for operations; and provided, further, that notwithstanding anything herein to the contrary, if the audited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act to be included in a New Registration Statement are unavailable as of the Effectiveness Deadline provided for above, the Effectiveness Deadline shall be delayed until such time as such financial statements are prepared or obtained by the Company, it being understood that such date shall in no event extend beyond the one hundred eightieth (180th) calendar day following the Closing Date.

“Effectiveness Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Effectiveness Period” has the meaning set forth in Section 2.1(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Deadline” has the meaning set forth in Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority.

“First Merger” has the meaning set forth in the recitals.

“Form S-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Holder” means any Investor or its permitted assignee owning or having the right to acquire Registrable Securities.

“Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Maintenance Failure” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Merger Agreement” has the meaning set forth in the recitals.

“Mergers” has the meaning set forth in the recitals.

“Merger Sub I” has the meaning set forth in the recitals.

“Merger Sub II” has the meaning set forth in the recitals.

“National Exchange” means each of the following, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“New Registration Statement” has the meaning set forth in Section 2.1(a).

“Opt-Out Notice” has the meaning set forth in Section 2.6.

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registration Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Registrable Securities” means (i) the Shares, (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, Shares; provided, that the Holder has completed and delivered to the Company a selling stockholder questionnaire and any other information regarding the Holder and the distribution of the Registrable Securities as the Company may, from time to time, reasonably request for inclusion in a Registration Statement pursuant to applicable law. Notwithstanding the foregoing, the Shares or any such Common Stock, as applicable, shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (a) the sale by any Person of such Shares or any such

Common Stock, as applicable, either pursuant to a registration statement under the Securities Act or under Rule 144 or 145 (or any similar provision then in effect) (in which case, only such Shares or any such Common Stock, as applicable, sold shall cease to be Registrable Securities), or (b) such Shares or any such Common Stock shall cease to be outstanding and (iii) any Common Stock issued or issuable upon the conversion or exchange of shares of Class B common stock of the Company, par value $0.0001 per share.

“Registration Statement” means any registration statement of the Company that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Remainder Registration Statement” has the meaning set forth in Section 2.1(a).

“Required Holders” means the Holders holding a majority of the Registrable Securities outstanding from time to time.

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC having substantially the same effect as such Rule.

“Rule 145” means Rule 145 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“SEC Guidance” means any publicly available written or oral guidance, comments, requirements or requests of the SEC staff under the Securities Act; provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC.

“Second Merger” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Shares” means (i) the shares of Common Stock issued or issuable to the Investors pursuant to the Subscription Agreements and (ii) the shares of Common Stock issued or issuable at the closing of the Mergers to the Investors in respect of all equity securities of the Target Company held by the Investors immediately prior to the closing of the Mergers.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Target Company” has the meaning set forth in the recitals.

“Transaction Agreements” means this Agreement and the Subscription Agreements, all exhibits and schedules thereto and hereto and any other documents or agreement executed in connection with the transactions contemplated hereunder or thereunder.

2. Registration Rights.

2.1 Shelf Registration.

(a) Registration Statements. On or prior to the date forty-five (45) days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), subject to the provisions of Section 2.1(c), for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”). Such Shelf Registration Statement shall, subject to the limitations of Form S-3, include the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Shelf Registration Statement) the “Plan of Distribution” substantially in the form of Annex A (which may be modified to respond to comments, if any, provided by the SEC). To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Shelf Registration Statement filed pursuant to this Section 2.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Participating Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration Statement as required by the SEC and/or (ii) withdraw the Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering, unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities not acquired pursuant to a Subscription Agreement (whether pursuant to registration rights or otherwise), and second by Registrable Securities acquired pursuant to a Subscription Agreement (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the SEC that certain Holders must be reduced first based on the number of Shares held by such Holders or cannot sell their Shares in a secondary offering). In the event the Company amends the Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”). In no event shall any Participating Holder be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if a Participating Holder would be deemed a statutory underwriter, such Holder shall not be included in the Registration Statement.

(b) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Shelf Registration Statement or New Registration Statement declared effective as soon as practicable but in no event later than the Effectiveness Deadline (including filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act), and shall use its commercially reasonable efforts to keep the Shelf Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (A) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders, or (B) the date that all the Shares cease to be Registrable Securities (the “Effectiveness Period”); provided that the Company will not be obligated to update the Registration Statement and no sales may be made under the applicable Registration Statement during any Allowed Delay of which the Holders have received notice. The Company shall notify the Participating Holders of the effectiveness of a Registration Statement by e-mail as promptly as practicable, and shall, if requested provide the Participating

Holders with copies of the final Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. Upon notification by the SEC that any Registration Statement has been declared effective by the SEC, within one (1) Business Day thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

(ii) For not more than forty-five (45) consecutive days or for a total of not more than ninety (90) days and on not more than two (2) occasions, in each case in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 if (A) the negotiation or consummation of a transaction by the Company is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) the Company determines in good faith, upon advice of legal counsel, that such suspension is necessary to amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Participating Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Participating Holder) disclose to such Participating Holder any material non-public information giving rise to an Allowed Delay, (2) advise the Participating Holders in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(c) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Holders and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(d) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statements.

(i) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Registration Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of failure to file such Registration Statement by the Filing Deadline and for each subsequent 30-day period (pro rata for any portion thereof) thereafter for which no such Registration Statement is filed with respect to the Registrable Securities. Such payments shall be made to each Holder then holding Registrable Securities in cash no later than ten (10) Business Days after the end of the date of the initial failure to file such Registration Statement by the Filing Deadline and each subsequent 30-day period (pro rata for any portion thereof) until such Registration Statement is filed with respect to the Registrable Securities. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(ii) If (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC prior to the applicable Effectiveness Deadline or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including by reason of a stop order or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Holder to sell the Registrable Securities covered thereby due to market conditions (each of (A) and (B), a “Maintenance Failure”), then the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Effectiveness Liquidated Damages” and together with the Registration Liquidated Damages, the “Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of a Maintenance Failure and for each 30-day period (pro rata for any portion thereof) thereafter until the Maintenance Failure is cured (each, a “Blackout Period”). The Effectiveness Liquidated Damages shall be paid monthly within ten (10) Business Days of the end of the date of such Maintenance Failure and each subsequent 30-day period (pro rata for any portion thereof). Such payments shall be made to each Holder then holding Registrable Securities in cash. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(iii) The parties agree that (1) notwithstanding anything to the contrary herein or in the Subscription Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, six percent (6.0%) of the aggregate purchase price paid by such Holder pursuant to the Subscription Agreement and (2) except with respect to (A) the initial day of failure to file a Registration Statement by the Filing Deadline and (B) the initial day of any Maintenance Failure, in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Holder pursuant to the Subscription Agreement.

(iv) The Liquidated Damages described in this Section 2.1(d) shall constitute the Holders’ exclusive monetary remedy for any failure to meet the Filing Deadline and for any Maintenance Failure, but shall not affect the right of the Holders to injunctive relief.

2.2 Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

2.3 Company Obligations. The Company will use reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a) prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and provide copies to and permit each Participating Holder to review each Registration Statement and all amendments and supplements thereto other than those incorporated or deemed to be incorporated by reference) prior to their filing with the SEC and a reasonable opportunity to furnish comments thereon (it being acknowledged and agreed that if a Participating Holder does not object to or comment on the aforementioned documents, then the Participating Holder shall be deemed to have consented to and approved the use of such documents);

(b) file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act;

(c) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Securities covered thereby;

(d) (i) notify the Participating Holders by e-mail as promptly as practicable after any Registration Statement is declared effective and simultaneously provide the Participating Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby (provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the EDGAR system), (ii) promptly notify the Participating Holders no later than one (1) trading day following the date (A) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or the initiation of any proceedings for such purposes, (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or (C) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(e) promptly notify the Participating Holders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of a Participating Holder, disclose to such Participating Holder any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(f) promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders reasonably request to be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(g) furnish to each Participating Holder whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Participating Holder, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder that are covered by such Registration Statement;

(h) on or prior to the date on which the Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify, or cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for offer and sale under the applicable state securities or “Blue Sky” laws of those jurisdictions within the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification (or exemption therefrom) in effect during the Effectiveness Period, provided that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(i) within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, deliver to the transfer agent for such Registrable Securities (with copies to the Participating Holder whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC;

(j) cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(k) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Participating Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Participating Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

(l) use commercially reasonable efforts to maintain the listing of all Registrable Securities on each securities exchange on which the Common Stock is then listed or quoted and on each inter-dealer quotation system on which any of the Common Stock is then quoted; and

(m) with a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Holders to sell shares of Common Stock to the public without registration: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities shall have been otherwise transferred, new certificates for such Shares not bearing a legend restricting further transfer shall have been delivered by Company and subsequent public distribution of such Shares shall not require registration under the Securities Act or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

2.4 Obligations of the Holders.

(a) Notwithstanding any other provision of the Agreement, no Holder of Registrable Securities may include any of its Registrable Securities in the Registration Statement pursuant to this Agreement unless the Holder furnishes to the Company a completed and signed selling stockholder questionnaire in customary form that contains such information regarding such Holder, the securities of the Company held by such Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, which questionnaire the Company will provide to the Holder at least ten (10) days prior to the first anticipated filing date of any Registration Statement. Each Holder who intends to include any of its Registrable Securities in the Registration Statement shall promptly furnish the Company in writing such other information as the Company may reasonably request in writing. Each Holder acknowledges and agrees that the information in the selling stockholder questionnaire or request for further information as described in this Section 2.4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement to the extent, and only to the extent, that such inclusion is required under Reg S-K and the requirements of the applicable

Registration Statement (subject to the Holder’s right to review such disclosure pursuant to the terms of this Agreement). The Company shall not be obligated to file more than one post-effective amendment or supplement in any sixty (60) day period following the date such Registration Statement is declared effective for the purposes of naming Holders as selling stockholders who are not named in such Registration Statement at the time of effectiveness.

(b) Each Holder agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement. The Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock, and (iv) any other information as may be requested by the SEC, FINRA or any state securities commission. Each Holder agrees by its acquisition of such Registrable Securities that, it will not commence a disposition of Registrable Securities under the Registration Statement until such Holder has received (i) written confirmation from the Company of the availability of the Registration Statement, or (ii) copies of the supplemented Prospectus and/or amended Registration Statement as described, and, in each case, has also received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (it being understood that the filing of such documents on the SEC’s Edgar system shall constitute receipt of such documents).

(c) Each Holder agrees that, upon receipt of written notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.1(b) or (ii) the happening of any event of the kind described in Section 2.3(d) or Section 2.3(e) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until such Holder is advised by the Company that such dispositions may again be made and/or the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed and, if so directed by the Company, each Holder will deliver to the Company or destroy (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

2.5 Indemnification.

(a) Indemnification by the Company. The Company shall (x) notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Participating Holder who sells Registrable Securities covered by such Registration Statement and its officers, directors, partners, managers, representatives, brokers, equity holders, principals, managers, portfolio managers, trustees, predecessors, subsidiaries, attorneys, advisors, investment advisers, members, employees, and agents, successors and assigns, and each other Person, if any, who controls such Purchaser or any Affiliate thereof within the meaning of the Securities Act and each of their respective Affiliates (each a “Purchaser Indemnified Person”), to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, obligations and expenses (including reasonable attorneys’ fees, judgments, amounts paid in settlements and court costs) (collectively, “Losses”), actually incurred, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such Losses (or actions in respect thereof) arising out of, are based upon related to or resulting from any: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or arising out of, relating to, or resulting from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; (iii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iv) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Purchaser’s behalf and will reimburse such Purchaser Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending, preparing to defend, providing evidence in, preparing to serve or serving as witness with respect to, settling, compromising or paying any such Loss or action and (y) reimburse a Participating Holder who sells Registrable Securities covered by such Registration Statement, and each such officer, director, employee, agent or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action; provided, however, that the Company will not be liable in any such case to the extent that any such Losses arise out of or are based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon or in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that each Holder has approved Annex A hereto for this purpose and (B) the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective or (C) a Holder’s (or any other indemnified Person’s) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement.

(b) Indemnification by the Participating Holders. Each Holder agrees, severally but not jointly with any other Holder, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents, and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against any Losses (i) arising out of, based on, or resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto, or a document incorporated by reference into any of the foregoing; or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) related to the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or. In no event shall the liability of any selling Holder under this Section 2.5 greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (provided, however, that such indemnified party shall, at the expense of the indemnified party, be entitled to counsel of its own choosing to monitor such defense); provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, effect any settlement of or consent to the entry of any judgment with respect to any proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability in respect of or arising out of such claims or proceedings that are the subject matter of such proceeding, (ii) imposes no liability or obligation on the indemnified party and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party, or any officer, director, employee, agent, affiliate, or controlling person of such indemnified party and shall survive the transfer of the Shares.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the aggregate liability of a Holder under this Section 2.5 be greater in amount than the dollar amount of the net proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

2.6 Opt-Out Notice. Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notices from the Company otherwise required by this Section 2; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Section 2 to such Holder and such Holder shall no longer be entitled to the rights associated with any such notice and (b) each time prior to such Holder’s intended use of an effective Registration Statement, such Holder will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of an Allowed Delay was previously delivered (or would have been delivered but for the provisions of this Section 2.6) and the related suspension period remains in effect, the Company will so notify such Holder, within one (1) Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of an Allowed Delay, and thereafter will provide such Holder with the related notice of the conclusion of such Allowed Delay immediately upon the conclusion thereof (which notices shall not contain any material, nonpublic information or subject such Holder to any duty of confidentiality).

3. Miscellaneous.

3.1 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the City of New York, in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each of the parties hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.2 Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. A Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Holder to such person; provided that such Holder complies with all laws applicable thereto and the provisions of the Subscription Agreements and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

3.3 Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Holders, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in connection with such transaction unless such securities are otherwise freely tradable by the Holders after giving effect to such transaction.

3.4 Entire Agreement; Amendment. This Agreement and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. This Agreement may be amended only by a writing signed by the Company and the Required Holders, provided that (i) if any amendment, modification or waiver disproportionately and adversely impacts a Holder, the consent of such disproportionately impacted Holder shall be required and (ii) any amendment, modification or waiver of Section 2.5 shall require the consent of each Holder. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Holders.

3.5 Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 8.3 of the Subscription Agreements.

3.6 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto; provided, that the indemnified parties are intended third party beneficiaries of Section 2.5.

3.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

3.8 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

3.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

3.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

3.11 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

3.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OR THREATENED BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

3.13 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

3.14 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

3.15 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

COMPANY:

RENEO PHARMACEUTICALS, INC.

By:
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

INVESTOR:

[●]

By:
Name:
Title:

Annex A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in settlement of short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•	directly to one or more purchasers;

•	through delayed delivery requirements;

•	by pledge to secured debts and other obligations;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of shares to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements of the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. (it being understood that the Selling Stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that we will not be responsible for any underwriting fees, discounts or commissions attributable to the sale of the shares and any legal fees and expenses of counsel to the selling stockholders. We have agreed pursuant to the Registration Rights Agreement to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders pursuant to the Registration Rights Agreement to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to be declared or otherwise become effective and to remain continuously effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement or (2) the date that all the shares covered by this prospectus cease to be Registrable Securities as defined in the Registration Rights Agreement.

There can be no assurance that any selling stockholder will sell any or all of the shares registered pursuant to the registration statement, of which this prospectus forms a part. Once sold hereunder, the shares will be freely tradable in the hands of persons, other than our affiliates.

ANNEX H: FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [●], by and among Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), and the several investors signatory hereto (each, an “Investor” and collectively, the “Investors”).

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of [●], 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub II”) and OnKure, Inc. (the “Target Company”), a Delaware corporation, (the “Merger Agreement”), pursuant to which Merger Sub I will merge with and into the Target Company, with the Target Company surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”) and as and as promptly as practicable following the First Merger, and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”) provided, that, if the Company determines that the transactions will qualify for the intended tax treatment if only the First Merger is consummated, the parties may decide not to consummate the Second Merger, and all references to the Mergers herein shall refer to the First Merger;

WHEREAS, following the Mergers, the Company will change its name to OnKure Therapeutics, Inc.;

WHEREAS, the Company and the Investors are parties to Subscription Agreements, dated as of [●], 2024 and [●], 2024 (each, a “Subscription Agreement” and together, the “Subscription Agreements”), pursuant to which such Investors are purchasing shares of capital stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and the Subscription Agreements, and pursuant to the terms of the Subscription Agreements, the parties desire to enter into this Agreement in order to grant certain rights to the Investors as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreements shall have the meanings given such terms in the Subscription Agreements.

“Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, the Holders and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Agreement” has the meaning set forth in the recitals.

“Allowed Delay” has the meaning set forth in Section 2.1(b)(ii).

“Board” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of New York are generally open for use by customers on such day.

“Common Stock” means shares of the Class A common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning set forth in the recitals.

“Effective Date” means the date that a Registration Statement filed pursuant to Section 2.1(a) is first declared effective by the SEC.

“Effectiveness Deadline” means, with respect to the Shelf Registration Statement or New Registration Statement, the ninetieth (90th) calendar day following the Closing Date (or, in the event the SEC reviews and has written comments to the Shelf Registration Statement or the New Registration Statement, the one-hundred twentieth (120th) calendar day following the Closing Date); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Shelf Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Shelf Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided, further, that if the SEC is closed for operations due to a government shutdown or lapse in appropriations, the Effectiveness Deadline shall be extended by the same amount of days that the SEC remains closed for operations; and provided, further, that notwithstanding anything herein to the contrary, if the audited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act to be included in a New Registration Statement are unavailable as of the Effectiveness Deadline provided for above, the Effectiveness Deadline shall be delayed until such time as such financial statements are prepared or obtained by the Company, it being understood that such date shall in no event extend beyond the one hundred eightieth (180th) calendar day following the Closing Date.

“Effectiveness Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Effectiveness Period” has the meaning set forth in Section 2.1(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Deadline” has the meaning set forth in Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority.

“First Merger” has the meaning set forth in the recitals.

“Form S-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Holder” means any Investor or its permitted assignee owning or having the right to acquire Registrable Securities.

“Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Maintenance Failure” has the meaning set forth in Section 2.1(d).

“Losses” has the meaning set forth in Section 2.5(a).

“Merger Agreement” has the meaning set forth in the recitals.

“Mergers” has the meaning set forth in the recitals.

“Merger Sub I” has the meaning set forth in the recitals.

“Merger Sub II” has the meaning set forth in the recitals.

“National Exchange” means each of the following, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“New Registration Statement” has the meaning set forth in Section 2.1(a).

“Opt-Out Notice” has the meaning set forth in Section 2.6.

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registration Liquidated Damages” has the meaning set forth in Section 2.1(d).

“Registrable Securities” means (i) the Shares, (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, Shares; provided, that the Holder has completed and delivered to the Company a selling stockholder questionnaire and any other information regarding the Holder and the distribution of the Registrable Securities as the Company may, from time to time, reasonably request for inclusion in a Registration Statement pursuant to applicable law. Notwithstanding the foregoing, the Shares or any such Common Stock, as applicable, shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (a) the sale by any Person of such Shares or any such

Common Stock, as applicable, either pursuant to a registration statement under the Securities Act or under Rule 144 or 145 (or any similar provision then in effect) (in which case, only such Shares or any such Common Stock, as applicable, sold shall cease to be Registrable Securities), or (b) such Shares or any such Common Stock shall cease to be outstanding and (iii) any Common Stock issued or issuable upon the conversion or exchange of shares of Class B common stock of the Company, par value $0.0001 per share.

“Registration Statement” means any registration statement of the Company that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Remainder Registration Statement” has the meaning set forth in Section 2.1(a).

“Required Holders” means the Holders holding a majority of the Registrable Securities outstanding from time to time.

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC having substantially the same effect as such Rule.

“Rule 145” means Rule 145 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“SEC Guidance” means any publicly available written or oral guidance, comments, requirements or requests of the SEC staff under the Securities Act; provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC.

“Second Merger” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Shares” means (i) the shares of Common Stock issued or issuable to the Investors pursuant to the Subscription Agreements and (ii) the shares of Common Stock issued or issuable at the closing of the Mergers to the Investors in respect of all equity securities of the Target Company held by the Investors immediately prior to the closing of the Mergers.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Target Company” has the meaning set forth in the recitals.

“Transaction Agreements” means this Agreement and the Subscription Agreements, all exhibits and schedules thereto and hereto and any other documents or agreement executed in connection with the transactions contemplated hereunder or thereunder.

2. Registration Rights.

2.1 Shelf Registration.

(a) Registration Statements. On or prior to the date forty-five (45) days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), subject to the provisions of Section 2.1(c), for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”). Such Shelf Registration Statement shall, subject to the limitations of Form S-3, include the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Shelf Registration Statement) the “Plan of Distribution” substantially in the form of Annex A (which may be modified to respond to comments, if any, provided by the SEC). To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Shelf Registration Statement filed pursuant to this Section 2.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Participating Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration Statement as required by the SEC and/or (ii) withdraw the Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering, unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities not acquired pursuant to a Subscription Agreement (whether pursuant to registration rights or otherwise), and second by Registrable Securities acquired pursuant to a Subscription Agreement (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the SEC that certain Holders must be reduced first based on the number of Shares held by such Holders or cannot sell their Shares in a secondary offering). In the event the Company amends the Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”). In no event shall any Participating Holder be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if a Participating Holder would be deemed a statutory underwriter, such Holder shall not be included in the Registration Statement.

(b) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Shelf Registration Statement or New Registration Statement declared effective as soon as practicable but in no event later than the Effectiveness Deadline (including filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act), and shall use its commercially reasonable efforts to keep the Shelf Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (A) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders, or (B) the date that all the Shares cease to be Registrable Securities (the “Effectiveness Period”); provided that the Company will not be obligated to update the Registration Statement and no sales may be made under the applicable Registration Statement during any Allowed Delay of which the Holders have received notice. The Company shall notify the Participating Holders of the effectiveness of a Registration Statement by e-mail as promptly as practicable, and shall, if requested provide the Participating

Holders with copies of the final Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. Upon notification by the SEC that any Registration Statement has been declared effective by the SEC, within one (1) Business Day thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

(ii) For not more than forty-five (45) consecutive days or for a total of not more than ninety (90) days and on not more than two (2) occasions, in each case in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 if (A) the negotiation or consummation of a transaction by the Company is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) the Company determines in good faith, upon advice of legal counsel, that such suspension is necessary to amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Participating Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Participating Holder) disclose to such Participating Holder any material non-public information giving rise to an Allowed Delay, (2) advise the Participating Holders in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(c) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Holders and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(d) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statements.

(i) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Registration Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of failure to file such Registration Statement by the Filing Deadline and for each subsequent 30-day period (pro rata for any portion thereof) thereafter for which no such Registration Statement is filed with respect to the Registrable Securities. Such payments shall be made to each Holder then holding Registrable Securities in cash no later than ten (10) Business Days after the end of the date of the initial failure to file such Registration Statement by the Filing Deadline and each subsequent 30-day period (pro rata for any portion thereof) until such Registration Statement is filed with respect to the Registrable Securities. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(ii) If (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC prior to the applicable Effectiveness Deadline or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including by reason of a stop order or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Holder to sell the Registrable Securities covered thereby due to market conditions (each of (A) and (B), a “Maintenance Failure”), then the Company will make pro rata payments to each Holder then holding Registrable Securities, as liquidated damages and not as a penalty (the “Effectiveness Liquidated Damages” and together with the Registration Liquidated Damages, the “Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Holder for the Registrable Securities then held by such Holder for the initial day of a Maintenance Failure and for each 30-day period (pro rata for any portion thereof) thereafter until the Maintenance Failure is cured (each, a “Blackout Period”). The Effectiveness Liquidated Damages shall be paid monthly within ten (10) Business Days of the end of the date of such Maintenance Failure and each subsequent 30-day period (pro rata for any portion thereof). Such payments shall be made to each Holder then holding Registrable Securities in cash. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(iii) The parties agree that (1) notwithstanding anything to the contrary herein or in the Subscription Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, six percent (6.0%) of the aggregate purchase price paid by such Holder pursuant to the Subscription Agreement and (2) except with respect to (A) the initial day of failure to file a Registration Statement by the Filing Deadline and (B) the initial day of any Maintenance Failure, in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Holder pursuant to the Subscription Agreement.

(iv) The Liquidated Damages described in this Section 2.1(d) shall constitute the Holders’ exclusive monetary remedy for any failure to meet the Filing Deadline and for any Maintenance Failure, but shall not affect the right of the Holders to injunctive relief.

2.2 Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

2.3 Company Obligations. The Company will use reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a) prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and provide copies to and permit each Participating Holder to review each Registration Statement and all amendments and supplements thereto other than those incorporated or deemed to be incorporated by reference) prior to their filing with the SEC and a reasonable opportunity to furnish comments thereon (it being acknowledged and agreed that if a Participating Holder does not object to or comment on the aforementioned documents, then the Participating Holder shall be deemed to have consented to and approved the use of such documents);

(b) file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act;

(c) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Securities covered thereby;

(d) (i) notify the Participating Holders by e-mail as promptly as practicable after any Registration Statement is declared effective and simultaneously provide the Participating Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby (provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the EDGAR system), (ii) promptly notify the Participating Holders no later than one (1) trading day following the date (A) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or the initiation of any proceedings for such purposes, (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or (C) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(e) promptly notify the Participating Holders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of a Participating Holder, disclose to such Participating Holder any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(f) promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders reasonably request to be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(g) furnish to each Participating Holder whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Participating Holder, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder that are covered by such Registration Statement;

(h) on or prior to the date on which the Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify, or cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for offer and sale under the applicable state securities or “Blue Sky” laws of those jurisdictions within the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification (or exemption therefrom) in effect during the Effectiveness Period, provided that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(i) within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, deliver to the transfer agent for such Registrable Securities (with copies to the Participating Holder whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC;

(j) cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(k) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Participating Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Participating Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

(l) use commercially reasonable efforts to maintain the listing of all Registrable Securities on each securities exchange on which the Common Stock is then listed or quoted and on each inter-dealer quotation system on which any of the Common Stock is then quoted; and

(m) with a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Holders to sell shares of Common Stock to the public without registration: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities shall have been otherwise transferred, new certificates for such Shares not bearing a legend restricting further transfer shall have been delivered by Company and subsequent public distribution of such Shares shall not require registration under the Securities Act or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

2.4 Obligations of the Holders.

(a) Notwithstanding any other provision of the Agreement, no Holder of Registrable Securities may include any of its Registrable Securities in the Registration Statement pursuant to this Agreement unless the Holder furnishes to the Company a completed and signed selling stockholder questionnaire in customary form that contains such information regarding such Holder, the securities of the Company held by such Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, which questionnaire the Company will provide to the Holder at least ten (10) days prior to the first anticipated filing date of any Registration Statement. Each Holder who intends to include any of its Registrable Securities in the Registration Statement shall promptly furnish the Company in writing such other information as the Company may reasonably request in writing. Each Holder acknowledges and agrees that the information in the selling stockholder questionnaire or request for further information as described in this Section 2.4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement to the extent, and only to the extent, that such inclusion is required under Reg S-K and the requirements of the applicable

Registration Statement (subject to the Holder’s right to review such disclosure pursuant to the terms of this Agreement). The Company shall not be obligated to file more than one post-effective amendment or supplement in any sixty (60) day period following the date such Registration Statement is declared effective for the purposes of naming Holders as selling stockholders who are not named in such Registration Statement at the time of effectiveness.

(b) Each Holder agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement. The Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock, and (iv) any other information as may be requested by the SEC, FINRA or any state securities commission. Each Holder agrees by its acquisition of such Registrable Securities that, it will not commence a disposition of Registrable Securities under the Registration Statement until such Holder has received (i) written confirmation from the Company of the availability of the Registration Statement, or (ii) copies of the supplemented Prospectus and/or amended Registration Statement as described, and, in each case, has also received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (it being understood that the filing of such documents on the SEC’s Edgar system shall constitute receipt of such documents).

(c) Each Holder agrees that, upon receipt of written notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.1(b) or (ii) the happening of any event of the kind described in Section 2.3(d) or Section 2.3(e) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until such Holder is advised by the Company that such dispositions may again be made and/or the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed and, if so directed by the Company, each Holder will deliver to the Company or destroy (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

2.5 Indemnification.

(a) Indemnification by the Company. The Company shall (x) notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Participating Holder who sells Registrable Securities covered by such Registration Statement and its officers, directors, partners, managers, representatives, brokers, equity holders, principals, managers, portfolio managers, trustees, predecessors, subsidiaries, attorneys, advisors, investment advisers, members, employees, and agents, successors and assigns, and each other Person, if any, who controls such Purchaser or any Affiliate thereof within the meaning of the Securities Act and each of their respective Affiliates (each a “Purchaser Indemnified Person”), to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, obligations and expenses (including reasonable attorneys’ fees, judgments, amounts paid in settlements and court costs) (collectively, “Losses”), actually incurred, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such Losses (or actions in respect thereof) arising out of, are based upon related to or resulting from any: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or arising out of, relating to, or resulting from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; (iii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iv) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Purchaser’s behalf and will reimburse such Purchaser Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending, preparing to defend, providing evidence in, preparing to serve or serving as witness with respect to, settling, compromising or paying any such Loss or action and (y) reimburse a Participating Holder who sells Registrable Securities covered by such Registration Statement, and each such officer, director, employee, agent or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action; provided, however, that the Company will not be liable in any such case to the extent that any such Losses arise out of or are based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon or in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that each Holder has approved Annex A hereto for this purpose and (B) the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective or (C) a Holder’s (or any other indemnified Person’s) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement.

(b) Indemnification by the Participating Holders. Each Holder agrees, severally but not jointly with any other Holder, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents, and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against any Losses (i) arising out of, based on, or resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any Registration Statement or Prospectus (preliminary, final or summary) or any amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto, or a document incorporated by reference into any of the foregoing; or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) related to the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or. In no event shall the liability of any selling Holder under this Section 2.5 greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (provided, however, that such indemnified party shall, at the expense of the indemnified party, be entitled to counsel of its own choosing to monitor such defense); provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, effect any settlement of or consent to the entry of any judgment with respect to any proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability in respect of or arising out of such claims or proceedings that are the subject matter of such proceeding, (ii) imposes no liability or obligation on the indemnified party and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party, or any officer, director, employee, agent, affiliate, or controlling person of such indemnified party and shall survive the transfer of the Shares.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the aggregate liability of a Holder under this Section 2.5 be greater in amount than the dollar amount of the net proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

2.6 Opt-Out Notice. Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notices from the Company otherwise required by this Section 2; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Section 2 to such Holder and such Holder shall no longer be entitled to the rights associated with any such notice and (b) each time prior to such Holder’s intended use of an effective Registration Statement, such Holder will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of an Allowed Delay was previously delivered (or would have been delivered but for the provisions of this Section 2.6) and the related suspension period remains in effect, the Company will so notify such Holder, within one (1) Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of an Allowed Delay, and thereafter will provide such Holder with the related notice of the conclusion of such Allowed Delay immediately upon the conclusion thereof (which notices shall not contain any material, nonpublic information or subject such Holder to any duty of confidentiality).

3. Miscellaneous.

3.1 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the City of New York, in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each of the parties hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.2 Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. A Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Holder to such person; provided that such Holder complies with all laws applicable thereto and the provisions of the Subscription Agreements and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

3.3 Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Holders, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in connection with such transaction unless such securities are otherwise freely tradable by the Holders after giving effect to such transaction.

3.4 Entire Agreement; Amendment. This Agreement and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. This Agreement may be amended only by a writing signed by the Company and the Required Holders, provided that (i) if any amendment, modification or waiver disproportionately and adversely impacts a Holder, the consent of such disproportionately impacted Holder shall be required and (ii) any amendment, modification or waiver of Section 2.5 shall require the consent of each Holder. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Holders.

3.5 Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 8.3 of the Subscription Agreements.

3.6 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto; provided, that the indemnified parties are intended third party beneficiaries of Section 2.5.

3.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

3.8 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

3.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

3.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

3.11 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

3.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OR THREATENED BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

3.13 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

3.14 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

3.15 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

COMPANY:

RENEO PHARMACEUTICALS, INC.

By:
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the day and year first written above.

INVESTOR:

[●]

By:
Name:
Title:

Annex A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in settlement of short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•	directly to one or more purchasers;

•	through delayed delivery requirements;

•	by pledge to secured debts and other obligations;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of shares to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements of the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. (it being understood that the Selling Stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that we will not be responsible for any underwriting fees, discounts or commissions attributable to the sale of the shares and any legal fees and expenses of counsel to the selling stockholders. We have agreed pursuant to the Registration Rights Agreement to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders pursuant to the Registration Rights Agreement to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to be declared or otherwise become effective and to remain continuously effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement or (2) the date that all the shares covered by this prospectus cease to be Registrable Securities as defined in the Registration Rights Agreement.

There can be no assurance that any selling stockholder will sell any or all of the shares registered pursuant to the registration statement, of which this prospectus forms a part. Once sold hereunder, the shares will be freely tradable in the hands of persons, other than our affiliates.

ANNEX I: ONKURE THERAPEUTICS, INC. 2024 EQUITY INCENTIVE PLAN

I-1

ANNEX J: ONKURE THERAPEUTICS, INC. 2024 EMPLOYEE STOCK PURCHASE PLAN

J-1

ANNEX K: CERTIFICATE OF AMENDMENT TO EFFECT THE REVERSE STOCK SPLIT

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RENEO PHARMACEUTICALS, INC.

Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:

1. The name of the Company is Reneo Pharmaceuticals, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 22, 2014.

2. This Certificate of Amendment hereby amends the Company’s Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

a.	Article IV of the Certificate of Incorporation is hereby amended to add the following new Section D immediately following the existing Section C thereof:

“Upon the effectiveness of the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation adding this Section D of Article IV (the “Effective Time”), each [●] to [●] shares of Common Stock issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Company or any holder thereof, the exact ratio within the [●] to [●] range to be determined by the Board of Directors of the Company prior to the Effective Time and publicly announced by the Company, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Company shall, upon surrender of such holder’s certificate(s) representing such fractional shares of Common Stock (if any), pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the Board of Directors.

Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”), shall, until surrendered to the Company in exchange for a certificate representing such new number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3. On [●], 2024, the Board of Directors of the Company determined that each [●] shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The Company publicly announced this ratio on [●], 2024.

4. This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall become effective on [●], 2024 at [●] [a.m. / p.m.] Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment is duly executed by the undersigned officer of the Company on ____________, 2024.

Name:
Title:

ANNEX L: OPINION OF LEERINK PARTNERS LLC

May 10, 2024

The Board of Directors

Reneo Pharmaceuticals, Inc.

18575 Jamboree Rd. Suite 275-S Irvine,

CA 92612

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Reneo Pharmaceuticals, Inc., a Delaware corporation (“Parent”), of the Merger Consideration (as defined below) proposed to be paid by Parent pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Parent, Radiate Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”), Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II”; and together with Merger Sub I, “Merger Subs”), and OnKure, Inc., a Delaware corporation (the “Company”). The Merger Agreement provides for the acquisition by Parent of the Company through the merger of Merger Sub I with and into the Company (the “First Merger”), with the Company continuing as the Surviving Company in the First Merger and as a wholly owned subsidiary of Parent, and the merger of the Surviving Company with and into Merger Sub II (the “Second Merger”; and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the Surviving Entity in the Second Merger and as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. At the effective time of the First Merger (the “First Effective Time”), by virtue of the First Merger and without any further action on the part of Parent, Merger Sub I, the Company or any stockholder of Parent, Merger Sub I or the Company, among other things, (A) each share of Company Common Stock (other than any Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Parent Class A Common Stock equal to the Common Stock Exchange Ratio and (B) each share of Company Preferred Stock (other than any Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Parent Class A Common Stock equal to the Preferred Stock Exchange Ratio; provided that certain holders of Company Capital Stock shall receive all or a portion of the Merger Consideration that they would otherwise receive in the form of Parent Class A Common Stock in an equal number of shares of Parent Class B Common Stock, as provided in the Merger Agreement (such shares of Parent Class A Common Stock and any shares of Parent Class B Common Stock issuable pursuant to the First Merger, collectively, the “Merger Consideration”). The number of shares of Parent Class A Common Stock and Parent Class B Common Stock to be received by holders of Company Capital Stock (other than Excluded Shares and Dissenting Shares) in the First Merger is derived from the agreed relative valuations of the Company and Parent as set forth in the Merger Agreement. As used herein: (i) “Excluded Shares” means any shares of Company Capital Stock held in the treasury of the Company or by any wholly owned Subsidiary of Parent or the Company or owned, directly or indirectly, by Parent or Merger Sub I immediately prior to the First Effective Time (which shares shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor); and (ii) “Dissenting Shares” means any shares of Company Capital Stock (other than Excluded Shares) outstanding immediately prior to the First Effective Time and held by a record holder or owned beneficially by a person who is entitled to demand and has properly demanded appraisal for such shares of the Company Capital Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the First Effective Time, has neither effectively withdrawn nor lost such person’s rights to such appraisal and payment under the DGCL. The Merger Consideration is subject to certain

The Board of Directors

Reneo Pharmaceuticals, Inc.

May 10, 2024

adjustments set forth in the Merger Agreement; we express no opinion as to any such adjustments. The Mergers and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Parent to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from Parent for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to Parent and its affiliates unrelated to the Transaction, for which we have received compensation. In the past two years, we served as sales agent under Parent’s at-the-market sales agreement. We are also serving as a placement agent to Parent in connection with the PIPE financing that Parent is conducting in connection with the Transaction, and we will receive a fee in connection therewith. In the ordinary course of business, we may, in the future, provide investment banking services to Parent, the Company or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Parent, the Company or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the proposed execution version of the Merger Agreement, as provided to us by the Company on May 10, 2024; (ii) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by Parent with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 thereto, as filed by Parent with the SEC; (iii) Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as filed by Parent with the SEC; (iv) certain Current Reports on Form 8-K, as filed by Parent with, or furnished by Parent to, the SEC; (v) certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, as furnished to us by the management of Parent; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts relating to the Company prepared by management of Parent, as furnished to, and approved for use by, us for purposes of our analysis (the “Company Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of Parent and the Company and their respective advisors and representatives regarding such Internal Data as well as the past and current business, operations, financial condition and prospects of each of Parent and the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed

The Board of Directors

Reneo Pharmaceuticals, Inc.

May 10, 2024

with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have been advised by Parent, and have assumed, at your direction, that the Internal Data (including, without limitation, the Company Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent and the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data (including, without limitation, the Company Forecast) or the assumptions on which it is based. As you are aware, Parent’s management did not provide us with, and we did not otherwise have access to, financial forecasts regarding Parent’s business, other than the expense forecasts described above. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Parent. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Parent or the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Parent or the Company.

We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last version reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Subs in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. We have assumed, at your direction, that each share of Parent Class B Common Stock will represent the economic equivalent of one share of Parent Class A Common Stock. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Parent or the Company, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Parent or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Merger Consideration proposed to be paid by Parent pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent, the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or

The Board of Directors

Reneo Pharmaceuticals, Inc.

May 10, 2024

otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration proposed to be paid by Parent pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Parent or the Company as to whether or how such stockholder should vote with respect to the Mergers or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration proposed to be paid by Parent pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ LEERINK PARTNERS LLC

ANNEX M: SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

P.O. BOX 8016, CARY, NC 27512-9903

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Reneo Pharmaceuticals, Inc.	Internet:

For Stockholders of record as of [ ], 2024

[ ], [ ] 2024, [ ] AM, Pacific Time

Annual Meeting to be held live via the internet - please visit www.proxydocs.com/RPHM for more details.

YOUR VOTE IS IMPORTANT!

PLEASE VOTE BY: [ ] AM, Pacific Time, [ ], 2024.

www.proxypush.com/RPHM • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote
Phone: 1-866-868-2029 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions
Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided
Virtual: To attend the meeting you must register by [ ], 2024, [ ] AM Pacific Time online at www.proxydocs.com/RPHM.

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints Gregory J. Flesher and Jennifer P. Lam (the “Named Proxies”), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Reneo Pharmaceuticals, Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS’ RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved

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Reneo Pharmaceuticals, Inc. Special Meeting of Stockholders

Please make your marks like this:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 7

Proposals No. 3, 4, 5 and 6 are conditioned upon the approval of Proposals No. 1 and 2. The Mergers cannot be consummated without the approval of Proposals Nos. 1, 2, 3 and 4.

	PROPOSAL	YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
		FOR	AGAINST	ABSTAIN

1.	To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of NewCo Common Stock pursuant to the terms of the Merger Agreement and the change of control of Reneo resulting from the Mergers;	☐	☐	☐	FOR

2.	To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of NewCo Class A Common Stock to the PIPE Investors, which shares of NewCo Class A Common Stock will represent more than 20% of the shares of NewCo Common Stock outstanding as of the date of the execution of the Subscription Agreement;	☐	☐	☐	FOR

3.	To consider and vote upon a proposal to approve the Amended Certificate of Incorporation, which, as of the First Effective Time, will amend and restate the Reneo Certificate of Incorporation;	☐	☐	☐	FOR

4.	To consider and vote upon a proposal to approve an amendment to the Reneo Certificate of Incorporation to effect the Reverse Stock Split at the discretion of the Reneo Board at or prior to the First Effective Time;	☐	☐	☐	FOR

5.	To consider and vote upon a proposal to approve the 2024 Equity Incentive Plan of NewCo;	☐	☐	☐	FOR

6.	To consider and vote upon a proposal to approve the 2024 Employee Stock Purchase Plan of NewCo;	☐	☐	☐	FOR

7.	To consider and vote upon a proposal to approve an adjournment of the Reneo Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the Reneo Stockholder Proposals; and	☐	☐	☐	FOR

8.	To transact such other business as may properly come before the Reneo Special Meeting or any adjournment or postponement thereof.

To attend the meeting you must register by [ ], 2024 [ ] AM Pacific Time online at

www.proxydocs.com/RPHM.

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date	Signature (if held jointly) Date

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PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Reneo Pharmaceuticals, Inc. (“Reneo”) is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed legal action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Reneo’s amended and restated certificate of incorporation (the “Reneo Certificate of Incorporation”) and amended and restated bylaws (the “Reneo Bylaws”) provide that Reneo will indemnify its directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee, or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of Reneo’s board of directors. The Reneo Bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Reneo Bylaws also permit Reneo to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Reneo Bylaws would permit indemnification of any such liability.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Reneo Certificate of Incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Reneo upon delivery to Reneo of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Reneo.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

In addition, Reneo has entered into indemnification agreements with its directors and officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service, so long as the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Reneo, and, with respect to any criminal action or proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful.

At present, there is no pending litigation or proceeding involving a director or officer of Reneo regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

Reneo maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) that might be incurred by any director or officer in his capacity as such.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Index to Exhibits and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Index to Financial Statements and are incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

To include any prospectus required by Section 10(a)(3) of the Securities Act;

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

2.1**	Agreement and Plan of Merger, dated May 10, 2024, by and among Reneo Pharmaceuticals, Inc., Radiate Merger Sub I, Inc., Radiate Merger Sub II, LLC and OnKure, Inc. (incorporated by reference to Exhibit 2.1 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Reneo’s Current Report on Form 8-K filed on April 13, 2021).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Reneo’s Current Report on Form 8-K filed on April 13, 2021).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

4.2	Amended and Restated Investors’ Rights Agreement, by and among Reneo and certain of its stockholders, dated December 9, 2020 (incorporated by reference to Exhibit 4.2 to Reneo’s Registration Statement on Form S-1, as amended, filed on March 19, 2021).

5.1	Opinion of Jones Day.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.1+	Employment Agreement by and between Reneo and Alejandro Dorenbaum, M.D., dated January 1, 2018 (incorporated by reference to Exhibit 10.13 to Reneo’s Registration Statement on Form S-1, as amended, filed April 5, 2021).

10.2+	Letter Agreement by and between Reneo and Michael Grey, dated February 12, 2018, as amended on December 7, 2020 (incorporated by reference to Exhibit 10.16 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.3+	Employment Agreement by and between Reneo and Gregory J. Flesher, dated November 2, 2020 (incorporated by reference to Exhibit 10.10 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.4+	Employment Agreement by and between Reneo and Michael Cruse, dated November 20, 2020 (incorporated by reference to Exhibit 10.14 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.5+	Letter Agreement by and between Reneo and Eric M. Dube, Ph.D., dated March 10, 2021 (incorporated by reference to Exhibit 10.19 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.6+	Employment Agreement by and between Reneo and Ashley F. Hall, J.D., dated October 11, 2021 (incorporated by reference to Exhibit 10.1 to Reneo’s Quarterly Report on Form 10-Q, filed on November 12, 2021).

10.7+	Form of Indemnity Agreement by and between Reneo and its directors and executive officers (incorporated by reference to Exhibit 10.8 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.8+	Reneo Pharmaceuticals, Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.9 to Reneo’s Annual Report on Form 10-K, filed on March 27, 2023).

10.9+	Letter Agreement by and between Reneo and Paul W. Hoelscher, dated January 20, 2022 (incorporated by reference to Exhibit 10.13 to Reneo’s Annual Report on Form 10-K, filed on March 23, 2022).

10.10+	Letter Agreement by and between Reneo and Roshawn Blunt, dated August 2, 2022 (incorporated by reference to Exhibit 10.2 to Reneo’s Quarterly Report on Form 10-Q, filed on August 9, 2022).

10.11#	License Agreement by and between Reneo and vTv Therapeutics LLC, dated December 21, 2017 (incorporated by reference to Exhibit 10.17 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.12+	Reneo Pharmaceuticals, Inc. 2014 Equity Incentive Plan, as amended, and UK Sub-Plan (incorporated by reference to Exhibit 10.1 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.13+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the Reneo Pharmaceuticals, Inc. 2014 Equity Incentive Plan, as amended, and UK Sub-Plan (incorporated by reference to Exhibit 10.2 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.14+	Reneo Pharmaceuticals, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Reneo’s Registration Statement on FormS-1, as amended, filed on April 5, 2021).

10.15+	Forms of (i) Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise, (ii) Stock Option Grant Notice—International, Stock Option Agreement—International and Notice of Exercise—International and (iii) Non-Employee Director Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise—Non-Employee Director under the Reneo Pharmaceuticals, Inc. 2021 Equity Incentive Plan (incorporated by referenceto Exhibit 10.18 to Reneo’s Annual Report on Form 10-K, filed on March 27, 2023).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.16+	Forms of (i) Restricted Stock Unit Award Grant Notice and Award Agreement and (ii) Restricted Stock Unit Award Grant Notice—International and Award Agreement—International under the Reneo Pharmaceuticals, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.17+	Forms of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise for Inducement Grant Outside of the Reneo Pharmaceuticals, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Reneo’s Quarterly Report on Form 10-Q, filed on November 12, 2021).

10.18+	Forms of RSU Award Grant Notice and Award Agreement (RSU Award) for Inducement Grant Outside of the Reneo Pharmaceuticals, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Reneo’s Quarterly Report on Form 10-Q, filed on November 12, 2021).

10.19+	Reneo Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to Reneo’s Registration Statement on Form S-1, as amended, filed on April 5, 2021).

10.20+	Reneo Pharmaceuticals, Inc. Severance Benefit Plan, as amended as of September 27, 2022, and form of Participation Agreement thereunder (incorporated by reference to Exhibit 10.2 to Reneo’s Quarterly Report on Form 10-Q, filed on November 8, 2022).

10.21**	Form of Reneo Support Agreement (incorporated by reference to Exhibit 10.1 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

10.22**	Form of OnKure Support Agreement (incorporated by reference to Exhibit 10.2 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

10.23	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

10.24**	Subscription Agreement dated May 10, 2024 (incorporated by reference to Exhibit 10.4 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

10.25+	Form of Consulting Agreement (incorporated by reference to Exhibit 10.6 to Reneo’s Current Report on Form 8-K filed on May 13, 2024).

10.26+	Form of OnKure Therapeutics, Inc. 2024 Equity Incentive Plan (included as Annex I to the proxy statement/prospectus forming a part of this Registration Statement and incorporated by reference herein).

10.27+	Form of OnKure Therapeutics, Inc. 2024 Employee Stock Purchase Plan (included as Annex J to the proxy statement/prospectus forming a part of this Registration Statement and incorporated by reference herein).

10.28+^	OnKure, Inc. 2011 Stock Incentive Plan, as amended, and forms of agreement thereunder.

10.29+^	OnKure, Inc. 2021 Stock Incentive Plan, as amended, and forms of agreement thereunder.

10.30+^	OnKure, Inc. 2023 RSU Equity Incentive Plan, and forms of agreement thereunder.

10.31*+	Employment Agreement between Nicholas A. Saccomano, Ph.D. and the registrant to be in effect as of the Closing.

10.32*+	Employment Agreement between Jason Leverone and the registrant to be in effect as of the Closing.

15.1	Awareness Letter of KPMG LLP for the Quarters ended March 31, 2024 and 2023.

21.1	Subsidiaries of Reneo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 21.1 to Reneo’s Annual Report on Form 10-K filed on March 28, 2024).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of KPMG LLP, independent registered public accounting firm.

23.3	Consent of Jones Day (contained in Exhibit 5.1).

24.1^	Power of Attorney (included on the signature page hereto).

99.1	Consent of Leerink Partners LLC

99.2^	Consent of Nicholas A. Saccomano, Ph.D. to be named as a Director of Reneo, to be renamed OnKure Therapeutics, Inc.

99.3^	Consent of Isaac Manke, Ph.D. to be named as a Director of Reneo, to be renamed OnKure Therapeutics, Inc.

99.4^	Consent of R. Michael Carruthers to be named as a Director of Reneo, to be renamed OnKure Therapeutics, Inc.

99.5^	Consent of Andrew Phillips, Ph.D. to be named as a Director of Reneo, to be renamed OnKure Therapeutics, Inc.

99.6^	Consent of Valerie M. Jansen to be named as a Director of Reneo, to be renamed OnKure Therapeutics, Inc.

107^	Filing Fee Table.

+	Indicates management contract or compensatory plan.
#

Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted by means of marking such portions with asterisks because the Registrant has determined that the information is not material and is the type that the Registrant treats as private or confidential.

*	To be filed by amendment.
**

Certain exhibits and/or schedules (and similar attachments) have been omitted pursuant to the provisions of Regulation S-K, Item 601(a)(5). The Registrant hereby undertakes to furnish supplementally to the SEC upon request by the SEC copies of any of the omitted exhibits and schedules (or similar attachments).

^	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on July 26, 2024.

RENEO PHARMACEUTICALS, INC.

By:	/s/ Gregory J. Flesher
Name: Gregory J. Flesher
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

/s/ Gregory J. Flesher Gregory J. Flesher	President, Chief Executive Officer and Director (Principal Executive Officer)	July 26, 2024

/s/ Jennifer P. Lam Jennifer P. Lam	Senior Vice President, Finance and Administration (Principal Financial and Accounting Officer)	July 26, 2024

* Michael Grey	Executive Chairman	July 26, 2024

* Roshawn A. Blunt	Director	July 26, 2024

* Eric M. Dube, Ph.D.	Director	July 26, 2024

* Paul W. Hoelscher	Director	July 26, 2024

* Edward T. Mathers	Director	July 26, 2024

* Bali Muralidhar, M.D., Ph.D.	Director	July 26, 2024

* Niall O’Donnell, Ph.D.	Director	July 26, 2024

* Stacey D. Seltzer	Director	July 26, 2024

*By:	/s/ Gregory S. Flesher
Name: Gregory S. Flesher
Title: Attorney-in-Fact